As confidentially submitted to the U.S. Securities and Exchange Commission on October 13, 2026.

This Amendment No. 3 to the draft registration statement has not been filed publicly with the U.S. Securities and Exchange Commission and all information contained herein remains confidential.

Registration Statement No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

to

Form F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Windward Bio Group AG

(Exact name of registrant as specified in its charter)

Switzerland	2836	Not applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Aeschenplatz 6

4052 Basel

Switzerland

Tel: +41 61 551 75 75

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Windward Bio, Inc.

800 North State Street, Suite 304

Dover, Delaware, United States of America

Tel: +41 61 551 75 75

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Luca Santarelli

Chief Executive Officer

Aeschenplatz 6

4052 Basel

Switzerland

Tel: +41 61 551 75 75

Brandon Fenn Ryan Sansom Divakar Gupta Susan Choy Cooley LLP 55 Hudson Yards New York, New York 10001 +1 (212) 479 6000	Andreas Müller Margrit Marti Niederer Kraft Frey AG Bahnhofstrasse 53 CH-8001 Zurich Switzerland +41 58 800 8080	Nathan Ajiashvili Kaj Nielsen Latham & Watkins LLP 1271 Avenue of the Americas New York, New York 10020 +1 212 906 1200	Alexander von Jeinsen Advestra AG Uraniastrasse 9 8001 Zürich Switzerland +41 58 510 92 00

Approximate date of commencement of proposed sale to public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, or the Securities Act, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION

PRELIMINARY PROSPECTUS DATED     , 2026

Common shares

This is our initial public offering and no public market currently exists for our common shares. The initial public offering price per common share is estimated to be between $     and $    . We have applied to list our common shares on the Nasdaq Global Market, or Nasdaq, under the symbol “WWB.” There is no assurance that such application will be approved, and if our application is not approved, this offering will not be completed.

Investing in our common shares involves a high degree of risk. Before buying any common shares, you should carefully read the discussion of material risks of investing in our common shares in “Risk Factors” beginning on page 17 of this prospectus.

We are both an “emerging growth company” and a “foreign private issuer” under applicable rules of the U.S. Securities and Exchange Commission, or the SEC, and are eligible for reduced public company disclosure requirements. See “Prospectus Summary—Implications of Being an Emerging Growth Company” and “Prospectus Summary—Implications of Being a Foreign Private Issuer.”

	PER COMMON SHARE	TOTAL
Initial public offering price	$	$
Underwriting discounts and commissions (1)	$	$
Proceeds to us (before expenses)	$	$

(1)	See “Underwriting” for additional information regarding total underwriter compensation.

We have granted the underwriters an option to purchase up to      additional common shares from us. The underwriters can exercise this option at the initial public offering price, less the underwriting discounts and commissions, at any time within 30 days after the date of the final prospectus.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the common shares against payment in New York, New York on or about    , 2026 through the book-entry facilities of The Depository Trust Company.

Jefferies	TD Cowen	Piper Sandler	UBS Investment Bank

The date of this prospectus is      , 2026.

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by or on behalf of us or to which we have referred you. Neither we nor the underwriters have authorized anyone to provide you with information that is different from that contained in this prospectus or in any free writing prospectus that we may authorize to be delivered or made available to you. Neither we nor the underwriters take any responsibility for, or provide any assurance as to the reliability of, any other information others may give you.

We are not, and the underwriters are not, making an offer to sell and seeking offers to purchase these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus, regardless of the time of delivery of this prospectus or any sale of securities.

For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit the initial public offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the initial public offering of the common shares and the distribution of this prospectus outside of the United States.

We are incorporated under the laws of Switzerland and a majority of our outstanding voting securities are owned by non-U.S. residents. Under applicable rules of the SEC, we are currently eligible for treatment as a “foreign private issuer.” As a foreign private issuer, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic registrants whose securities are registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

ABOUT THIS PROSPECTUS

Unless otherwise indicated or the context otherwise requires, all references in this prospectus to “Windward Bio,” “Windward Bio Group,” the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to Windward Bio Group AG and its consolidated subsidiaries.

This prospectus includes trademarks, trade names and service marks, certain of which belong to us and others that are the property of other organizations. Solely for convenience, the trademarks, trade names and service marks may appear in this prospectus without the ® and TM symbols, but any such references are not intended to indicate, in any way, that we or their respective owners forgo or will not assert, to the fullest extent under applicable law, our or their respective owners’ rights or the rights of the applicable licensors to these trademarks, trade names and service marks. We do not intend to use or display other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

PRESENTATION OF FINANCIAL INFORMATION

This prospectus includes our audited annual consolidated financial statements as of December 31, 2025 and 2024 and for the year ended December 31, 2025 and for the period from July 5, 2024 (inception) to December 31, 2024, which have been prepared in accordance with IFRS Accounting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. This prospectus also includes our unaudited condensed consolidated interim financial statements as of June 30, 2026 and for the six months ended June 30, 2026 and 2025, prepared under the International Accounting Standard 34, or IAS 34. None of our financial statements were prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

All references in this prospectus to “$” are to U.S. dollars and all references to “CHF” mean Swiss francs. Unless otherwise indicated, for the convenience of the reader, all CHF amounts contained in this prospectus have been translated into U.S. dollars at the rate of CHF 1.00 to $1.2372, which was the noon buying rate of the Federal Reserve Bank of New York on June 30, 2026. These translations should not be considered representations that any such amounts have been, could have been or could be converted into CHF at that or any other exchange rate as of that or any other date.

We have made rounding adjustments to some of the figures included in this prospectus. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

MARKET, INDUSTRY AND OTHER DATA

This prospectus contains estimates, projections and other information concerning our industry, our business, and the markets for our product candidates. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. Unless otherwise expressly stated, we obtained this industry, business, market and other data from our own internal estimates and research as well as from reports, research surveys, studies and similar data prepared by market research firms and other third parties, industry, medical and general publications, government data and similar sources. While we believe our internal company research as to such matters is reliable and the market definitions are appropriate, neither such research nor these definitions have been verified by any independent source. Statements regarding our market opportunity (such as our estimate that the diseases our product candidates target represent a $60 billion opportunity for biologic therapies and addressable patient populations) are management’s estimates, which are based, in part, on our analysis of data and other information from third-party sources.

In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates. See “Special Note Regarding Forward-Looking Statements.”

PROSPECTUS SUMMARY

The following summary highlights selected information contained elsewhere in this prospectus and does not contain all of the information that is important to you in making an investment decision. This summary is qualified in its entirety by the more detailed information included elsewhere in this prospectus. You should carefully read the entire prospectus, and the registration statement of which this prospectus is a part, including “Risk Factors,” “Business,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes, in each case included in this prospectus, before making an investment decision.

Overview

We are a clinical-stage biotechnology company developing ultra-long-acting antibody medicines for patients with serious respiratory and dermatologic diseases, including asthma, chronic obstructive pulmonary disease, or COPD, and atopic dermatitis. We estimate these diseases collectively represent a $60 billion peak market opportunity for biologic therapies, as we believe the majority of patients eligible to receive biologic treatment for these diseases remain untreated. Our product candidates can potentially address this significant unmet need, allow for treatment of a broader population of patients, improve efficacy, and improve dosing convenience and adherence to treatment. We estimate that these diseases collectively affect more than 100 million people in the United States, EU5 (France, Germany, Italy, Spain, and the United Kingdom), and Japan and more than 8 million are eligible for biologics treatment.

Our product candidates, WIN378 and WIN027, target clinically validated disease pathways and are engineered to remain in the body for extended periods of time, enabling less frequent dosing than currently available treatments. This design feature is combined with additional properties including enhanced target affinity, dual target binding or effector function silencing. We believe our product candidates have the potential to deliver better clinical outcomes while offering the convenience of less frequent dosing than currently available treatments.

WIN378 is an ultra-long-acting and potentially novel fully human monoclonal antibody that is designed to inhibit thymic stromal lymphopoietin, or TSLP. TSLP is positioned upstream of multiple inflammatory pathways and is a clinically validated target in respiratory disease. WIN378 is currently being evaluated in POLARIS-1, a Phase 2/3 study in severe uncontrolled asthma. Study start-up activities were initiated in September 2026 for a second Phase 3 study (POLARIS-2), which is planned to begin patient recruitment in the first half of 2027. A Phase 2 study of WIN378 in COPD, SIRIUS, was initiated in June 2026. A pre-planned analysis of the Phase 2 portion of POLARIS-1 was completed in the second half of 2026. This model-informed Phase 2 portion characterized the dose-response relationship and enrolled 147 patients, exceeding the enrollment target of 120 patients. WIN378 was well-tolerated, with no treatment-related serious adverse events, withdrawals or discontinuations observed to date. Adverse events were balanced between active arms and placebo, with low rates of injection site reactions and antidrug antibodies. WIN378 had an observed half-life of up to 75 days and improvements in lung function and biomarkers of airway inflammation at week 24 were observed, which we believe support twice-yearly subcutaneous dosing and the potential for improved clinical outcomes. Two twice-yearly dose levels were selected, and the Phase 3 portion of POLARIS-1 was initiated in September 2026. We expect that the next data readout for WIN378 will be the Phase 2 primary results at week 24 in the first half of 2027.

WIN027 is an ultra-long-acting bispecific antibody that simultaneously targets TSLP and interleukin-13, or IL-13, two clinically validated drivers of inflammatory disease. We believe that dual inhibition of these pathways has the potential to deliver deeper and more durable disease control than targeting either pathway alone. WIN027 is currently in a Phase 1 healthy volunteer study with investigational new drug applications, or INDs, open in the United States, Australia and the People’s Republic of China, or the PRC, assessing safety and pharmacokinetics. In an interim analysis of the Phase 1 study, we observed a 62-day half-life, low immunogenicity and low rate of injection site reactions, with full pharmacokinetic and immunogenicity data expected in the first half of 2027. We initiated study start-up activities in September 2026 in a global Phase 2b study in COPD fully powered on the registrational endpoint of exacerbation rate ratio and a second global Phase 2 study in atopic dermatitis, which are planned to begin patient recruitment in the first half of 2027. Our partner Qyuns Therapeutics Co., Ltd., or Qyuns, initiated their Phase 2 studies in atopic dermatitis and chronic rhinosinusitis with nasal polyps, or CRSwNP, in September 2026 in the PRC and plans to begin a Phase 2 study in asthma by the end of the year. Topline results from these studies are expected over the course of 2027 and 2028.

Our Approach

Our goal is to develop, obtain regulatory approval, and commercialize potentially novel immunology therapeutics for patients underserved by today’s standard of care in asthma, COPD, atopic dermatitis, and other immunological conditions. Key elements of our novel approach, which we believe has the potential to improve the outcomes of the current generation of biologics in inflammatory lung and skin diseases for these patients, are below.

We target clinically validated biologic drivers of disease including TSLP and IL-13.

∎

Thymic stromal lymphopoietin, or TSLP, is a signaling protein (a cytokine) released by the epithelial cells that line the body’s barrier surfaces. TSLP acts upstream of a broad inflammatory cascade. Targeting this pathway has been clinically validated by Tezspire®, tezepelumab, which was approved in December 2021 for the treatment of severe asthma and in October 2025 for chronic rhinosinusitis with nasal polyps. Tezspire®, tezepelumab, has also shown promise in the treatment of moderate-to-severe COPD based on Phase 2 results in patients with baseline eosinophils, a clinical biomarker of inflammation, greater than 150 cells/µL.

∎

IL-13 is one of the principal cytokines that carries out the resulting damage from inflammation initiated upstream by TSLP. Targeting IL-13 has been clinically validated by the approval of Ebglyss (lebrikizumab) and Adbry (tralokinumab) for the treatment of moderate-to-severe atopic dermatitis. Treatments targeting IL-13 have also demonstrated meaningful reductions in biomarkers of lung disease, suggesting potential in respiratory diseases.

∎

Adding IL-13 to TSLP blockade combines two clinically validated targets in a single treatment which may provide additive or synergistic effects in treating dermatological and respiratory conditions. Several short-acting treatments in development have demonstrated significant clinical effects in asthma and atopic dermatitis in Phase 2 studies.

We develop differentiated, next-generation biologics with the potential to set new standards of dosing convenience and outcomes. Key attributes of our programs are summarized below.

∎

Engineered to enhance half-life, by prolonging the amount of time the treatment stays in the body, resulting in less frequent dosing and potentially improving convenience, adherence and quality of life.

∎	Improved in vitro potency and affinity that may translate into enhanced clinical effects.

∎	Designed for low immunogenicity.

∎	Streamlined manufacturing processes and high-concentration formulations.

We use our team’s extensive drug development expertise to inform the advancement of our product candidates. Our management team has substantial experience advancing novel therapeutics from early development through regulatory approval and commercialization. We intend to leverage this experience to efficiently execute our clinical development plans and maximize the potential of WIN378, WIN027 and future pipeline programs.

We integrate commercial strategy into our development programs to maximize the value of our molecules. We holistically evaluate the scientific, technical, clinical, and commercial strategy and plans for each of our programs and our portfolio to ensure we are advancing differentiated programs to address the significant unmet needs in immunology.

Our Strategy

Our mission is to transform the treatment paradigm for patients living with chronic inflammatory diseases through the development of differentiated biologic therapies targeting validated disease pathways. Our products have the potential to address a broad range of patient types and offer more convenient dosing regimens that can improve adherence to treatment and deliver enhanced real-world outcomes. The key elements of our strategy include:

∎	Advance WIN378, our lead ultra-long-acting anti-TSLP monoclonal antibody, through clinical development for the treatment of asthma, a severe disease with low adherence to short-acting biologics.

∎	Progress WIN378 through clinical development for the treatment of COPD, an underserved patient population with significant unmet need.

∎

Advance WIN027, our long-acting anti-TSLP × anti-IL-13 bispecific antibody, through clinical development for the treatment of COPD and atopic dermatitis, diseases in which there is the potential for significant improvement over currently approved biologics.

∎	Lifecycle expansion of WIN378 and WIN027 in additional type-2-mediated allergic and inflammatory diseases.

∎	Leverage our internal discovery and business development capabilities, scientific expertise and strategic collaborations to expand our pipeline into additional areas of opportunity.

Our Pipeline

The following summarizes our programs, their mechanisms, targeted indications, development stage and our commercial rights.

*	Windward Bio holds global rights to WIN378 excluding Greater China and certain Asian markets
**	Exclusivity based on pending applications and anticipated patent extensions
***	Asthma and CRSwNP Phase 2 studies are planned in the PRC only, conducted and funded by Qyuns Therapeutics; see “—WIN027” on page 5 for more information
****	Lead optimization stage with potential in respiratory and dermatology; see “—Additional bispecific programs” on page 5 for more information

IP=intellectual property, mAb=monoclonal antibody

WIN378 is an ultra-long-acting and potentially novel fully human monoclonal antibody that is designed to inhibit the TSLP ligand. WIN378 has been engineered to achieve half-life extension and silenced effector function. In nonclinical studies, WIN378 has been observed to have greater potency than the currently approved anti-TSLP treatment, has two binding sites to TSLP and fully overlaps the same binding site as

Tezspire®, tezepelumab. WIN378 has been studied in a Phase 1 trial, which evaluated an extended half-life that we believe may support twice-yearly dosing, demonstrated a low rate of antidrug antibodies, and was well tolerated up to the highest dose tested.

WIN378 is currently being evaluated in POLARIS-1, a Phase 2/3 study in severe, uncontrolled asthma. A pre-planned interim analysis from the Phase 2 portion of the study was completed in the second half of 2026. Following dose selection based on the interim analysis, we initiated the Phase 3 portion of POLARIS-1 in September 2026, with topline results expected in the second half of 2028. Study start-up activities were initiated in September 2026 for a second Phase 3 study (POLARIS-2), which is planned to begin patient recruitment in the first half of 2027 with topline results expected in the second half of 2029. Separately, a Phase 2 study of WIN378 in COPD, SIRIUS, was initiated in June 2026 and we expect topline results in the second half of 2027. We have observed the following results in the Phase 1 clinical trial for WIN378: an extended half-life supporting twice-yearly subcutaneous dosing, a low rate of antidrug antibodies, and no treatment-related serious adverse events were observed. The pre-planned interim analysis of the Phase 2 portion of POLARIS-1 demonstrated the following results:

∎	Half-life of up to 75 days, with clinical effects consistent with twice-yearly dosing.

∎

Significant and sustained effects on FEV1 (up to 174 mL mean increase, placebo-adjusted mean increases up to 256 mL, p=0.033), FeNO and blood eosinophils, key biomarkers that correlate with asthma exacerbations. These effects were rapid and sustained through Week 24 after a single dose of WIN378.

WIN378 was well tolerated—there were no treatment-related serious adverse events, withdrawals or discontinuations observed to date: adverse events were balanced between active arms and placebo, with low rates of injection site reactions (<1%) and antidrug antibodies (2.2%).

While these results may not translate to similar safety or efficacy results in the ongoing Phase 3 portions of our POLARIS studies in patients with asthma or our SIRIUS Phase 2 study in patients with COPD, we believe WIN378 is differentiated from currently approved treatments primarily through its potential for twice-yearly subcutaneous dosing.

Based on published and public statements from other companies as well as results from trials to date in which WIN378 was well tolerated in patients and no serious adverse events deemed to be study-related were reported, we believe that WIN378, if it produces the safety and efficacy data needed to support approval in future pivotal trials, has the potential to be the first ultra-long-acting treatment targeting TSLP to seek approval in the United States. However, the results from early trials of a product candidate may not be predictive of the results that will be obtained in later stage trials of the product candidate.

We have licensed the global rights (excluding Greater China and certain Asian countries) for WIN378 from Sichuan Kelun-Biotech Biopharmaceutical Co., Ltd., or Kelun, and Harbour BioMed (Shanghai) Co., Ltd., or HBM. For more information, see the section titled “Business—Intellectual Property” included elsewhere in this prospectus.

WIN378

Novel Anti-TSLP Monoclonal Antibody

Engineered for Enhanced Half-Life
and Silent Effector Function

TSLP Ligand
Anti-TSLP Fab
Anti-TSLP Fab
N434A
N434A
LALAGA
LALAGA

Fc ENGINEERING

N434A

Reduces FcRn binding at acidic pH to extend serum half-life

Eliminates FcγR binding to reduce effector function

WIN027 is an ultra-long-acting, potentially novel, humanized bispecific monoclonal antibody with high-binding affinity for TSLP and IL-13, two well-validated targets in immunological conditions. WIN027 has been engineered to achieve an extended half-life that enables less frequent dosing. Through this dual, long-acting inhibition, WIN027 is designed to treat conditions such as COPD and atopic dermatitis, potentially delivering deeper and more durable disease control than existing biologics. WIN027 has the potential to expand our portfolio to dermatological diseases, including atopic dermatitis.

We have licensed global rights (excluding Greater China) for WIN027 from Qyuns and have the right to use and reference Qyuns’ data in connection with our development of WIN027 and our pursuit and maintenance of regulatory approvals outside Greater China. For more information, see the section titled “Business—Intellectual Property” included elsewhere in this prospectus.

WIN027 is currently in a Phase 1 healthy volunteer study with INDs open in the United States, Australia and the PRC assessing safety and pharmacokinetics. Based on blinded interim data as of June 2026, we have observed a 62-day half-life, low immunogenicity and low rate of injection site reactions, with full pharmacokinetic and immunogenicity data expected in the first half of 2027. We initiated study start-up activities in September 2026 for a global Phase 2b study in COPD, fully powered on the registrational endpoint of exacerbation rate ratio, as well as a global Phase 2 study in atopic dermatitis, which are planned to begin patient recruitment in the first half of 2027.

Our development plans for WIN378 and WIN027 include ten Phase 2 and Phase 3 clinical readouts through 2029, not including four additional readouts for WIN027 based on studies conducted by our partner, Qyuns Therapeutics.

AD=atopic dermatitis, COPD=chronic obstructive pulmonary disease, HV=healthy volunteer, TLR=topline results, W=week; remaining studies, not funded by the expected IPO proceeds, are already funded

Additional bispecific programs are in the lead optimization phase. The current program is a next-generation bispecific targeting T2 and non-T2 pathways, with two complementary cytokines. Work to date has included the evaluation of various formats, production at small scale, and the evaluation of productivity, purity and light chain mispairing. Further work has characterized the blocking of both cytokines and a HELA cell-based potency assay has been developed and used to compare the bispecifics’ potencies to monospecific benchmarks. Of the three formats evaluated, a lead nonclinical target format has been identified and selected, with potential across skin and respiratory indications, including atopic dermatitis, asthma, COPD and other inflammatory and fibrotic skin and lung diseases. We expect to initiate Phase 1 clinical development for these potential skin and respiratory indications in the next 18 months, subject to standard regulatory requirements. The lead format demonstrating benchmark-comparable affinity, cellular potency and manufacturability is currently being engineered for half-life extension prior to characterization in nonhuman primate studies.

Our Target Markets

Although asthma, COPD and atopic dermatitis encompass large and growing markets, we estimate that the biologics treatment rate among eligible patients remains low—approximately 20% in severe asthma, approximately 1% in moderate-to-severe COPD, and approximately 15% in moderate-to-severe atopic dermatitis. In 2025, we estimate global sales of biologics for severe asthma were approximately $14 billion and we estimate they will reach $30 billion at peak in combination with COPD biologic treatment, and global sales of biologics and novel oral treatments for atopic dermatitis were approximately $15 billion and we estimate they will reach $30 billion at peak as more eligible patients receive treatment. We believe that therapies such as WIN378 and WIN027 are capable of addressing a broad range of patient types and offering more convenient dosing regimens that can improve adherence to treatment and deliver enhanced real-world outcomes.

Our Team and Investors

We were founded in 2024 and launched in January 2025. Our executive team has held leadership positions in drug discovery and development, global commercialization, finance, business development, and corporate strategy spanning multiple companies and therapeutic areas, including immunology. They have developed and commercialized numerous products and have built biotechnology companies from inception through public offerings and strategic acquisitions.

Our management team is led by our founder, Chief Executive Officer and Chairman, Luca Santarelli, M.D., who has more than 25 years of academic and biopharmaceutical research and development experience and previously co-founded and served as Chief Executive Officer of VectivBio, which was acquired by Ironwood Pharmaceuticals in 2023 for $1.2 billion, and Therachon, which was acquired by Pfizer in 2019 for up to $810 million.

To date, Windward Bio has raised up to $365.0 million by way of equity financings, led by top-tier global healthcare investors including OrbiMed, Novo Holdings, SR One, Omega Funds, Blue Owl Healthcare Opportunities and RTW Investments. Prospective investors should not rely on the investment decisions of our existing investors, as these investors may have different risk tolerances and have received their shares in prior offerings at prices lower than the price offered to the public in this offering. See “Related Party Transactions” for more information.

Risks Associated With Our Business

Our business is subject to numerous risks and uncertainties of which you should be aware before making an investment decision. You should carefully consider all of the information set forth in this prospectus and, in particular, evaluate the specific factors set forth in the section titled “Risk Factors” before making an investment decision. These risks include, but are not limited to, the following:

∎	We are a clinical-stage biopharmaceutical company with a limited operating history, which may make it difficult to evaluate our current business and predict our future success and viability;

∎	We have incurred significant financial losses since our inception and anticipate that we will continue to incur significant financial losses for the foreseeable future;

∎

Even if this offering is successful, we will require additional funding in order to finance operations. If we are unable to raise capital when needed, or on acceptable terms, we could be forced to delay, reduce or eliminate our product development programs or commercialization efforts;

∎

If we are unable to advance WIN378 and/or WIN027 in clinical development for one or more of the indications that we are pursuing, or to obtain regulatory approval and ultimately commercialize WIN378 and/or WIN027, or experience significant delays in doing so, our business will be materially harmed;

∎

Interim, initial, top-line and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data becomes available and are subject to audit and verification procedures that could result in material changes in the final data;

∎	If we encounter difficulties enrolling patients in our clinical trials, our clinical development activities could be delayed or otherwise adversely affected;

∎

If our clinical trials fail to replicate positive results from earlier nonclinical studies or clinical trials conducted by us or third parties, we may be unable to successfully develop, obtain regulatory approval for or commercialize WIN378, WIN027 or any other potential future product candidates;

∎

WIN378, WIN027 or any other potential future product candidates may cause undesirable side effects or have other properties that could delay or prevent regulatory approval, limit the commercial profile of an approved label, or result in significant negative consequences following regulatory approval, if obtained;

∎	The successful development of pharmaceutical products involves a lengthy and expensive process and is highly uncertain;

∎

Even if we complete the necessary nonclinical studies and clinical trials, the regulatory approval process is expensive, time-consuming and uncertain and may prevent us from obtaining approvals for the commercialization of our product candidates;

∎	We are dependent on third parties having accurately generated, collected and reported data from certain nonclinical studies that were previously conducted for WIN378 and WIN027;

∎

We currently rely, and plan to rely in the future, on third parties to conduct and support our clinical trials. If they do not perform satisfactorily, we may not be able to obtain regulatory approval or commercialize WIN378, WIN027 or any other potential future product candidates, or such approval or commercialization may be delayed, and our business could be substantially harmed.

∎	Certain estimates of market opportunity and forecasts included in this prospectus may prove to be smaller than we believe;

∎

We are subject to substantial milestone, royalty, and other payment obligations under our license agreements, which could adversely affect our results of operations and, if not satisfied, could result in the loss of our rights to WIN378 and WIN027;

∎

We and the third parties with whom we work are subject to a variety of stringent and evolving U.S. and foreign laws, regulations and rules; contractual obligations; industry standards; policies and other obligations related to privacy, data protection and information security. Our (or the third parties with whom we work) actual or perceived failure to comply with such obligations could expose us to regulatory investigations or actions, litigation (including class claims) and mass arbitration demands, fines and penalties, disruptions of our business operations, reputational harm, loss of revenue or profits and other adverse business consequences;

∎

The regulatory approval processes of the U.S. Food and Drug Administration, or FDA, the European Medicines Agency, or EMA, and the European Commission and other comparable foreign regulatory authorities are lengthy, time-consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for WIN378, WIN027 or any other potential future product candidates, our business will be substantially harmed;

∎

We may incur unexpected costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of WIN378, WIN027 or any other potential future product candidates, which could prevent us from achieving our projected development and commercialization goals in the timeframes we announce and expect, and harm our business and results of operations;

∎

Even if WIN378, WIN027 or any other potential future product candidates receive regulatory approval, such product candidate may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success, in which case we may not generate significant revenues or become profitable;

∎	Our success and our future growth depend in part on attracting, hiring and retaining our key personnel and recruiting additional qualified personnel;

∎	Ongoing healthcare legislative and regulatory reform measures may have a material adverse effect on our business and results of operations;

∎	Our success is largely based upon our intellectual property and proprietary technologies, and we may be unable to protect and/or enforce our intellectual property;

∎	There has been no prior public market for our common shares, and an active trading market may not develop or be sustained;

∎	The price of our common shares may be volatile, and you could lose all or part of your investment;

∎	We will have broad discretion in how we use the proceeds of this offering and may not use these proceeds effectively, which could affect our results of operations and cause our share price to decline;

∎	Our operating results may fluctuate significantly, which makes our future operating results difficult to predict and could cause our operating results to fall below expectations;

∎	Raising additional capital will cause dilution to our shareholders, restrict our operations or require us to relinquish rights to WIN378, WIN027 or any other potential future product candidates;

∎	Unfavorable global economic and geopolitical conditions could adversely affect our business, financial condition, results of operations and share price;

∎

If we fail to establish and maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our common shares;

∎	Our status as a Swiss corporation means that our shareholders enjoy certain rights that may limit our flexibility to raise capital, issue dividends and otherwise manage ongoing capital needs; and

∎

As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the U.S. Securities and Exchange Commission, or the SEC, than a U.S. company. This may limit the information available to holders of our common shares.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies in the United States. These exemptions include delaying auditor attestation of internal control over financial reporting and providing only two years of audited financial statements and related management’s discussion and analysis of financial condition and results of operations.

Section 107 of the JOBS Act also provides that an emerging growth company that prepares its financial statements in accordance with accounting principles generally accepted in the United States, or U.S. GAAP, can take advantage of the extended transition period provided in Section 13(a) of the Exchange Act, for complying with new or revised accounting standards. As a result, an emerging growth company can delay the adoption of certain U.S. GAAP accounting standards until those standards would otherwise apply to private companies. Given that we currently prepare our financial statements in accordance with IFRS, as issued by the IASB, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required by the IASB.

Generally, we may take advantage of these exemptions until such time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earliest of: (i) the last day of the first fiscal year in which our annual gross revenues exceed $1.235 billion; (ii) the last day of the fiscal year following the fifth anniversary of the date of this offering; (iii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common shares that is held by non-affiliates exceeds $700.0 million as of the last business day of our most recently completed second fiscal quarter; or (iv) the date on which we have issued more than $1 billion in non-convertible debt securities during any three-year period.

We have taken advantage of certain reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold equity securities registered under the Exchange Act. As an emerging growth company we can also delay adopting new or revised financial accounting standards until such time as those standards apply to private companies. We may take advantage of this extended transition period under the JOBS Act for adopting new or revised financial accounting standards.

Implications of Being a Foreign Private Issuer

Our status as a foreign private issuer also exempts us from compliance with certain laws and regulations of the SEC and certain regulations of the Nasdaq Global Market, or Nasdaq. Consequently, we are not subject to all of the disclosure requirements applicable to U.S. public companies. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act. Our executive officers, directors and principal shareholders are also exempt from the “short-swing” profit recovery provisions of Section 16(b) of the Exchange Act. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies. Accordingly, there may be less publicly available information concerning our company than there is for U.S. public companies.

In addition, foreign private issuers are not required to file their annual report on Form 20-F until four months after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from the Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. Additionally, Nasdaq rules allow foreign private issuers to follow home country practices in lieu of certain of Nasdaq corporate governance rules. As a result, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements.

We may take advantage of these exemptions until such time as we no longer qualify as a foreign private issuer. In order to maintain our current status as a foreign private issuer, either a majority of our outstanding voting securities must be directly or indirectly held of record by non-residents of the United States, or, if a majority of our outstanding voting securities are directly or indirectly held of record by residents of the United States, a majority of our executive officers or directors may not be United States citizens or residents, more than 50% of our assets cannot be located in the United States and our business must be administered principally outside the United States.

We have taken advantage of certain of these reduced reporting and other requirements in this prospectus. Accordingly, the information contained herein may be different from the information you receive from other public companies in which you hold equity securities.

Corporate Information

Windward Bio Group AG was incorporated as a Swiss corporation (Aktiengesellschaft, or AG) on July 5, 2024 and began operations in January 2025, with company identification number CHE-418.299.421. Our registered office is located at Aeschenplatz 6, 4052, Basel, Switzerland, and the telephone number of our registered office is +41 61 551 75 75. Our principal executive offices in the United States are located at 800 North State Street, Suite 304, Dover, Delaware, United States of America, and the telephone number of our U.S. office is +41 61 551 75 75.

Our website address is www.windwardbio.com. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus. Our agent for service of process in the United States is Windward Bio, Inc.

THE OFFERING

Offering	common shares.

Underwriters’ option to purchase additional common shares	We have granted the underwriters an option for a period of 30 days from the date of this prospectus to purchase up to additional common shares from us.

Total common shares to be outstanding immediately after the offering	common shares (or common shares if the underwriters exercise in full their option to purchase an additional common shares).

Use of Proceeds	We estimate that the net proceeds to us from the offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, to be approximately $ million, or $ million if the underwriters exercise their option to purchase additional common shares from us in full, based on an assumed initial offering price of $ per common share, which is the midpoint of the price range set forth on the cover page of this prospectus.

We intend to use the net proceeds from the offering, together with our existing cash, cash equivalents and marketable securities for the following purposes:

∎

Approximately $    million to fund the completion of (i) our ongoing POLARIS-1 Phase 2/3 trial and a confirmatory POLARIS-2 Phase 3 trial of WIN378 in asthma; (ii) the completion of our ongoing SIRIUS Phase 2 trial of WIN378 in COPD; and (iii) related research and development activities, including clinical development, regulatory affairs, quality, research, translational sciences, clinical supply, and drug substance and drug product manufacturing;

∎

Approximately $     million to fund the completion of (i) our planned global Phase 2b trial of WIN027 in COPD; (ii) our planned global Phase 2 trial of WIN027 in atopic dermatitis; and (iii) related research and development activities, including clinical development, regulatory affairs, quality, research, translational sciences, clinical supply, and drug substance and drug product manufacturing;

∎	Approximately $ million to fund the advancement of our bispecific programs through the completion of IND-enabling studies; and

∎	The remainder for working capital and general corporate purposes, including personnel costs, facilities, and other operational expenses.

See “Use of Proceeds” for a more complete description of the intended use of proceeds from the offering.

Risk Factors	See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common shares.

Proposed Nasdaq trading symbol for the Common Shares	“WWB.”

The number of common shares to be outstanding after the offering is based on 15,491,686 common shares (including 6,797,703 restricted shares subject to repurchase rights based on continued service requirements and 1,133,155 restricted shares subject to repurchase rights that lapse if this offering closes), 31,897,927 Series A preferred shares, 5,582,139 Series A junior preferred shares, 15,948,971 Series B preferred shares outstanding as of June 30, 2026 and 397,495 common shares reserved for future issuance as of June 30, 2026 related to the warrants issued in connection with our Series B financing, or the Series B Warrants, and excludes:

∎

1,944,516 common shares issuable upon the exercise of outstanding options under our Amended and Restated 2025 Equity Incentive Plan, or the 2025 Plan, as of June 30, 2026, with a weighted-average exercise price of $0.01 per share, as more fully described in the section titled “Management—Equity Incentive Plans”;

∎

569,616 common shares issuable upon the settlement of outstanding restricted share units under our 2025 Plan, as of June 30, 2026, as more fully described in the section titled “Management—Equity Incentive Plans”;

∎

    common shares issuable upon exercise or settlement of awards pursuant to our 2026 Equity Incentive Plan, or the 2026 Plan, as more fully described in the section titled “Management—Equity Incentive Plan”;

∎	common shares issuable under our 2026 Employee Share Purchase Plan, or the ESPP; and

∎	50,700 common shares we hold in treasury.

Unless otherwise indicated, all information contained in this prospectus also reflects and assumes:

∎	the initial public offering price of $ per common share, which is the midpoint of our estimated offering price range set forth on the cover page of this prospectus;

∎	no issuance or exercise of outstanding options or settlement of outstanding restricted share units after June 30, 2026;

∎

the settlement of all of our 397,495 outstanding Series B Warrants for     common shares immediately prior to the completion of this offering (based on a cashless exercise), or the Series B Warrant Settlement;

∎	the filing and effectiveness of our amended and restated articles of association immediately prior to the completion of this offering; and

∎	no exercise by the underwriters of their option to purchase additional common shares in the offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables present our summary consolidated financial data for the periods indicated. The following summary consolidated financial data as of December 31, 2025 and 2024 and for the year ended December 31, 2025 and for the period from July 5, 2024 (inception) to December 31, 2024 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The following summary condensed consolidated interim financial data as of June 30, 2026 and for the six months ended June 30, 2026 and 2025 have been derived from our unaudited condensed consolidated interim financial statements included elsewhere in this prospectus.

Our historical results are not necessarily indicative of the results to be expected for the full year or any other period in the future. The information set forth below is only a summary. You should read the consolidated financial data set forth below in conjunction with our audited annual consolidated financial statements and the accompanying notes and the information in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere in this prospectus.

Our audited consolidated financial statements and unaudited condensed consolidated interim financial statements have been prepared in accordance with IFRS, as issued by the IASB and IAS 34, respectively. Our functional currency is U.S. dollars. Our consolidated financial statements and unaudited condensed consolidated interim financial statements are presented in U.S. dollars.

Consolidated Statement of Profit or Loss and Other Comprehensive Loss Data

(in thousands, except for share and per share data)	FOR THE YEAR ENDED DECEMBER 31, 2025	FOR THE PERIOD FROM JULY 5, 2024 TO DECEMBER 31, 2024	FOR THE SIX MONTHS ENDED JUNE 30,
			2026	2025
Research and development expenses	$(32,592)	$(84)	$(30,133)	$(13,325)
General and administrative expenses	(19,237)	(1,104)	(14,539)	(9,951)
Operating loss	(51,829)	(1,188)	(44,672)	(23,276)

Financial income	3,593	—	2,164	673
Financial expense	(5)	—	(7)	(2)
Foreign exchange differences, net	(34)	—	(166)	(145)
Loss before income taxes	(48,275)	(1,188)	(42,681)	(22,750)

Income taxes	(48)	—	45	—
Net loss	(48,323)	(1,188)	(42,636)	(22,750)

Total comprehensive loss	(49,447)	(1,188)	(42,640)	(23,216)

Basic and diluted loss per share (1)	$(7.44)	$(0.12)	$(5.28)	$(4.03)

Weighted-average common shares outstanding, basic and diluted (1)

(1)	See Note 22 to our audited consolidated financial statements included elsewhere in this prospectus for further details regarding the calculation of basic and diluted loss per share.

Consolidated Statement of Financial Position Data

(in thousands)	ACTUAL (AS OF JUNE 30, 2026)
Cash, cash equivalents and marketable securities(1)	$207,299
Total assets	290,736
Total liabilities	25,012
Total equity	265,724

(1)	Marketable securities are comprised of current and non-current financial assets at Fair Value Through Profit or Loss, or FVTPL. See note 6 to our unaudited condensed consolidated interim financial statements included elsewhere in this prospectus for further details regarding cash, cash equivalents and marketable securities as of June 30, 2026.

Pro Forma and Pro Forma as Adjusted Data

AS OF JUNE 30, 2026
(in thousands)	PRO FORMA(1)	PRO FORMA AS ADJUSTED(2)(3)
Cash, cash equivalents and marketable securities(4)	$	$
Total equity

(1)	Gives effect to (i) the filing and effectiveness of the amendment and restatement of our articles of association immediately prior to the completion of this offering, (ii) the Preferred Share Conversion and (iii) the Series B Warrant Settlement immediately prior to the completion of this offering.

(2)	Gives further effect to the sale of common shares in this offering at the assumed initial public offering price of $ per common share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions of $ and estimated offering expenses payable by us of $ .

(3)	The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual initial public offering price and other terms of our initial public offering determined at pricing. Each $1.00 increase or decrease in the assumed initial public offering price of $ per common share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, each of cash, cash equivalents and marketable securities, total assets and total equity by $ , assuming that the number of common shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each 1.0 million share increase or decrease in the number of common shares offered by us, as set forth on the cover page of this prospectus, at the assumed initial public offering price would increase or decrease, as applicable, each of cash, cash equivalents and marketable securities, total assets and total equity by $ , assuming the assumed initial public offering price of $ per common share, which is the midpoint of the price range set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
(4)	Marketable securities are comprised of current and non-current financial assets at FVTPL. See note 6 to our unaudited condensed consolidated interim financial statements included elsewhere in this prospectus for further details regarding cash, cash equivalents and marketable securities as of June 30, 2026.

	FOR THE YEAR ENDED DECEMBER 31, 2025(1)	FOR THE SIX MONTHS ENDED JUNE 30, 2026(1)
Net loss per share, basic and diluted
Weighted-average common shares outstanding, basic and diluted

(1)	The pro forma basic and diluted net loss per share gives effect to (i) the filing and effectiveness of the amendment and restatement of our articles of association, (ii) the Preferred Share Conversion and (iii) the Series B Warrant Settlement immediately prior to the completion of this offering as if they had taken place at January 1, 2025. Common shares to be sold in this offering are excluded from the calculation.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains express or implied forward-looking statements that involve substantial risks and uncertainties. In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements and opinions contained in this prospectus are based upon information available to our management as of the date of this prospectus and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

∎	the ability of our clinical trials to demonstrate acceptable safety and efficacy of WIN378 and WIN027;

∎

the timing, progress and results of clinical trials for WIN378 and WIN027, including statements regarding the timing of initiation and completion of studies or trials and related preparatory work, the period during which the results of the trials will become available, and our research and development programs;

∎	the timing, scope and likelihood of regulatory filings and approvals;

∎	our ability to obtain marketing approvals of WIN378 and WIN027 and to meet existing or future regulatory standards or comply with post-approval requirements;

∎	our expectations regarding our ability to fund our operating expenses and capital expenditure requirements with our cash and cash equivalents and net proceeds of this offering;

∎	future milestone or royalty payments to our licensing partners or other third parties, and the expected timing of such payments;

∎	our expectations regarding the potential market size and the size of the patient populations for WIN378 and WIN027, if approved for commercial use;

∎	our expectations regarding the potential advantages of WIN378 and WIN027 over existing therapies and our expectations regarding potential uses of WIN378 and WIN027 to treat multiple indications;

∎	developments and projections relating to our competitors and our industry, including competing therapies;

∎

our expectations with regard to our ability to develop additional product candidates or leverage our current product candidate for other indications, and our ability to identify additional products, product candidates or technologies with significant commercial potential that are consistent with our commercial objectives;

∎	our ability to develop, acquire and advance additional product candidates into, and successfully complete, clinical trials;

∎	the commercialization and market acceptance of WIN378 and WIN027;

∎	our marketing and manufacturing capabilities or those of third parties with which we contract;

∎	our ability to operate our business without infringing the intellectual property rights and proprietary technology of third parties;

∎	the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates;

∎	estimates of our expenses, future revenue, capital requirements, our needs for additional financing and our ability to obtain additional capital;

∎	regulatory developments in the United States, Europe and other jurisdictions;

∎	our exposure to additional scrutiny as a U.S. public company;

∎	our ability to effectively manage our anticipated growth;

∎	our ability to attract and retain qualified employees and key personnel;

∎	our use of proceeds from this offering; and

∎	our expectations regarding the time during which we will be an emerging growth company and smaller reporting company under the JOBS Act and qualify as a foreign private issuer.

You should refer to the section titled “Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus is a part completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

RISK FACTORS

Investing in our common shares involves a high degree of risk. You should consider and read carefully all of the risks and uncertainties described below, as well as the other information in this prospectus, including our consolidated financial statements and the related notes appearing elsewhere in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” before deciding whether to invest in our common shares. The risks described below are not the only ones facing us. The following risks or additional risks and uncertainties not presently known to us or that we currently believe to be immaterial could materially and adversely affect our business, financial condition, results of operations and growth prospects. In such an event, the trading price of our common shares could decline, and you may lose all or part of your investment.

This prospectus also contains forward-looking statements and estimates that involve risks and uncertainties not presently known to us or that we currently deem immaterial which may impair our business operations. See “Special Note Regarding Forward-Looking Statements” in this prospectus. Our actual results could differ materially from those anticipated in our forward-looking statements as a result of specific factors, including the risks and uncertainties described below.

Risks Related to Our Limited Operating History, Financial Condition and Need for Additional Capital

We are a clinical-stage biopharmaceutical company with a limited operating history, which may make it difficult to evaluate our current business and predict our future success and viability.

We are a clinical-stage biopharmaceutical company with a limited operating history. We were formed in July 2024 and began operations in January 2025 and our operations to date have been limited to pre-commercial activities. We have not yet demonstrated an ability to generate revenues, obtain regulatory approvals, manufacture any product on a commercial scale or arrange for a third party to do so on our behalf or conduct sales and marketing activities necessary for successful product commercialization. Our limited operating history as a company makes any assessment of our future success and viability subject to significant uncertainty. We will encounter risks and difficulties frequently experienced by early-stage biopharmaceutical companies in rapidly evolving fields, and we have not yet demonstrated an ability to successfully overcome such risks and difficulties. If we do not address these risks and difficulties successfully, our business will suffer.

We have incurred significant financial losses since our inception and anticipate that we will continue to incur significant financial losses for the foreseeable future.

We have no products approved for commercial sale and have not generated any revenue from product sales to date. We have two clinical-stage antibody product candidates targeting the TSLP signaling pathway: WIN378, our lead product candidate, and WIN027. Beyond WIN378 and WIN027, we are building a discovery pipeline of long-acting bispecific antibodies targeting validated biology in respiratory and dermatological conditions. We will continue to incur significant research and development and other expenses related to our nonclinical and clinical development of WIN378 and WIN027 and ongoing operations. As a result, we are not profitable and have incurred losses in each period since our inception. Net losses and negative cash flows have had, and will continue to have, an adverse effect on our total equity and working capital. Our net losses amounted to $48.3 million for the year ended December 31, 2025 and $1.2 million for the period from our incorporation to December 31, 2024, respectively. As of December 31, 2025, we had accumulated losses of $50.6 million. For the six months ended June 30, 2026, we incurred a net loss of $42.6 million. As of June 30, 2026, we had accumulated losses of $93.2 million. We expect to continue to incur significant losses for the foreseeable future, and we expect these losses to increase as we continue our research and development of, and seek regulatory approvals for, WIN378 and WIN027 in multiple indications.

We anticipate that our expenses will increase substantially if, and as, we:

∎	advance WIN378, WIN027 and our potential future product candidates through clinical development;

∎	seek regulatory approvals for WIN378, WIN027 and our potential future product candidates in indications for which clinical trials are successful;

∎	hire additional clinical, quality control, medical, scientific and other personnel to support the ongoing development of WIN378, WIN027 and our potential future product candidates;

∎	experience an increase in headcount as we expand our research and development organization and market development and pre-commercial planning activities;

∎	undertake any pre-commercial or commercial activities required to establish sales, marketing and distribution capabilities;

∎	seek to identify, acquire and develop additional product candidates, including through business development efforts to invest in or in-license other technologies or product candidates;

∎	maintain, expand and protect our intellectual property portfolio;

∎	make milestone, royalty or other payments due under our license agreements and any potential future in-license or collaboration agreements; and

∎	make milestone, royalty, interest or other payments due under any potential future financing or other arrangements with third parties.

Biopharmaceutical product development entails substantial upfront capital expenditures and significant risk that any potential product candidate will fail to demonstrate adequate efficacy or an acceptable safety profile, gain regulatory approval, secure market access and reimbursement and become commercially viable, and therefore any investment in us is highly speculative. Accordingly, before making an investment in us, you should consider our prospects, factoring in the costs, uncertainties, delays and difficulties frequently encountered by companies in clinical development, especially clinical-stage biopharmaceutical companies such as ours. Any predictions you make about our future success or viability may not be as accurate as they would otherwise be if we had a longer operating history or a history of successfully developing and commercializing pharmaceutical products. We may encounter unforeseen expenses, difficulties, complications, delays and other known or unknown factors in achieving our business objectives.

Additionally, our expenses could increase beyond our expectations if we are required by the FDA, the EMA, the European Commission, or other comparable foreign regulatory authorities to perform clinical trials in addition to those that we currently expect, or if there are any delays in establishing appropriate manufacturing arrangements for or in completing our clinical trials or the development of WIN378, WIN027 and our potential future product candidates.

Even if this offering is successful, we will require additional funding in order to finance operations. If we are unable to raise capital when needed, or on acceptable terms, we could be forced to delay, reduce or eliminate our product development programs or commercialization efforts.

Developing biopharmaceutical products, including conducting nonclinical studies and clinical trials, is a time-consuming, expensive and uncertain process that takes years to complete. We expect our expenses to continue to increase in connection with our ongoing activities, particularly as we conduct clinical trials of, and seek regulatory approval for, WIN378, WIN027 or our potential future product candidates in multiple indications and commence additional clinical trials. Even if WIN378, WIN027 or our potential future product candidates are approved for commercial sale, we anticipate incurring significant costs associated with commercializing any approved product candidate. To date, we have funded our operations solely through private financings.

As of June 30, 2026, we had cash, cash equivalents and marketable securities in the amount of $207.3 million. Based upon our current operating plan, we believe that the net proceeds from this offering together with our existing cash, cash equivalents and marketable securities will enable us to fund the completion of our ongoing POLARIS-1, our ongoing Phase 2/3 trial and our confirmatory POLARIS-2 Phase 3 trial of WIN378 in asthma, fund the completion of our planned global Phase 2b trial of WIN027 in COPD, planned global Phase 2 trial of WIN027 in atopic dermatitis, the advancement of our bispecific programs through the completion of IND-enabling studies, and our operating expenses and capital expenditure requirements through      . We have based this estimate on assumptions that may prove to be wrong, and we could expend our available capital resources sooner than we expect. We may also raise additional financing on an opportunistic basis in the future. For example, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans.

Attempting to secure additional financing may divert our management from our day-to-day activities, which may adversely affect our ability to develop WIN378, WIN027 or our potential future product candidates. Our future capital requirements will depend on many factors, including but not limited to:

∎

the scope, timing, progress, costs and results of the ongoing development of WIN378 and WIN027 as well as for potential discovery, nonclinical development and clinical trials for other potential future product candidates;

∎	the number of clinical trials required for regulatory approval of WIN378 and WIN027 or our potential future product candidates;

∎	the costs, timing and outcome of regulatory review of WIN378 and WIN027 or our potential future product candidates;

∎

the costs associated with acquiring or licensing additional product candidates, technologies or assets, including the timing and amount of any milestones, royalties or other payments due in connection with our acquisitions and licenses;

∎	the cost of manufacturing clinical and commercial supplies of WIN378 and WIN027 or our potential future product candidates;

∎

the costs and timing of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending any intellectual property-related claims, including any claims by third parties that we are infringing upon their intellectual property rights;

∎	the effectiveness of our approach to identifying target patient populations;

∎

our ability to maintain existing, and establish new, strategic collaborations or other arrangements and the financial terms of any such agreements, including the timing and amount of any future milestone, royalty or other payments due under any such agreement;

∎

the costs and timing of future commercialization activities, including manufacturing, marketing, sales and distribution, for WIN378 and WIN027 or any other potential future product candidates for which we receive regulatory approval;

∎	the revenue, if any, received from commercial sales of WIN378 and WIN027 or any other potential future product candidates for which we receive regulatory approval;

∎	expenses to attract, hire and retain skilled personnel;

∎	the costs of operating as a public company;

∎	our ability to establish a commercially viable pricing structure and obtain approval for coverage and adequate reimbursement from third-party and government payors;

∎	the effect of macroeconomic trends including inflation and rising interest rates;

∎	addressing any potential supply chain interruptions or delays;

∎	the effect of competing technological and market developments and any competing product candidates in development; and

∎	the extent to which we acquire or invest in business, products and technologies.

Because of the numerous risks and uncertainties associated with research and development of product candidates, we are unable to predict the timing or amount of our working capital requirements. In addition, if we obtain regulatory approval for WIN378, WIN027 or any other potential future product candidates, we expect to incur significant commercialization expenses related to product manufacturing, marketing, sales and distribution which make it difficult to predict when or if we will be able to achieve or maintain profitability. Furthermore, upon the completion of this offering, we expect to incur additional costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in order to support our continuing operations. Our ability to raise additional funds will depend on financial, economic, political and market conditions and other factors, over which we may have no or limited control. Additional funds may not be available when we need them, on terms that are acceptable to us, or at all. Further, as a Swiss corporation we have less flexibility to raise capital, particularly in a quick and efficient manner, compared to U.S. corporations. See “—Risks Related to This Offering and Ownership of Our Common Shares—Our Status as a Swiss Corporation Means That Our Shareholders Enjoy Certain Rights That May Limit Our Flexibility to Raise Capital, Issue Dividends and Otherwise Manage Ongoing

Capital Needs.” As a result, once we are a listed company in the United States, we may not be able to access the capital markets as frequently as comparable U.S. companies. If we fail to obtain necessary capital when needed on acceptable terms, or at all, it could force us to delay, limit, reduce or terminate our product development programs, future commercialization efforts or other operations.

Risks Related to Our Business

We are dependent on third parties having accurately generated, collected and reported data from certain nonclinical studies that were previously conducted for WIN378 and WIN027.

We currently have two product candidates, WIN378 and WIN027, both of which we licensed from third-party biotechnology companies. Kelun and HBM granted us an exclusive, worldwide (excluding certain Asian countries and territories, such excluded countries including Greater China, which are reserved to Kelun and HBM) license to manufacture, develop, use, promote, sell, offer for sale, import and otherwise commercialize WIN378, pursuant to a License and Collaboration Agreement dated December 31, 2024, or the Kelun-HBM Agreement. Additionally, Qyuns granted us an exclusive, worldwide (excluding Greater China) license to develop, use, promote, sell, offer for sale, import and otherwise commercialize WIN027 pursuant to a License and Collaboration Agreement dated December 19, 2025, or the Qyuns Agreement and, together with the Kelun-HBM Agreement, the License Agreements. Our business presently depends entirely on our ability to successfully develop, obtain regulatory approval for, and commercialize WIN378 and WIN027 for one or more of the indications that we are pursuing in a timely manner. The failure of either WIN378 or WIN027 would impose an adverse effect on our business and adversely affect regulatory confidence in and the clinical development of our product candidates.

In addition, our assumptions about the development potential of WIN378 are substantially based on the data generated from nonclinical and clinical studies, including the Phase 1 clinical data, conducted by Kelun and HBM pursuant to the Kelun-HBM Agreement. In contrast, our assumptions about the development potential of WIN027 are based more substantially on nonclinical and early clinical data generated by Qyuns prior to the Qyuns Agreement, as our own clinical development program for WIN027 remains at an earlier stage. We are dependent on Kelun and Qyuns having conducted their research and development in accordance with the applicable protocols, informed consent, legal and regulatory requirements, and scientific standards; having accurately reported the results of all nonclinical and clinical studies conducted with respect to WIN378 and WIN027 and having correctly collected the data and regulatory materials from these studies. If these activities were not compliant, accurate or correct, the clinical development, regulatory approval or commercialization of WIN378 and WIN027 in the United States and other jurisdictions outside of the licensors’ retained territories will be adversely affected. Furthermore, we may observe materially and adversely different results as we continue to conduct our clinical trials, including with respect to WIN378, our ongoing Phase 2/3 POLARIS study in asthma and the Phase 2 SIRIUS study in COPD, and our ongoing Phase 1 clinical study for WIN027 and planned Phase 2 studies in atopic dermatitis and COPD. If we are unable to develop, receive regulatory approval for and successfully commercialize WIN378 or WIN027, or if we experience delays as a result of any of the above factors or otherwise, our business would be significantly harmed.

If we are unable to advance WIN378 and/or WIN027 in clinical development for one or more of the indications that we are pursuing, or to obtain regulatory approval and ultimately commercialize WIN378 and/or WIN027, or experience significant delays in doing so, our business will be materially harmed.

To date, we have not completed the development of any product candidate, and WIN378 and WIN027 remain in clinical development. Our future success and ability to generate revenue depends primarily on our ability to successfully develop, obtain regulatory approval for and commercialize WIN378 and/or WIN027. WIN378, WIN027 and any other potential future product candidates will require substantial additional investment for clinical development, regulatory review and approval in one or more jurisdictions. In particular, any failure of WIN378 and/or WIN027 to receive regulatory approval or achieve commercial success would have an adverse effect on our business. If WIN378, WIN027 or any other potential future product candidates encounter safety or efficacy problems, development delays or regulatory issues or other problems, our development plans and business would be materially harmed.

We may not have the financial resources to continue development of WIN378, WIN027 or any other potential future product candidates if we experience any issues that delay or prevent regulatory approval of, or our ability to commercialize, WIN378, WIN027 or any potential future product candidates, including:

∎

if we are unable to demonstrate to the satisfaction of the FDA, EMA, the European Commission, or other comparable foreign regulatory authorities, that WIN378 and/or WIN027, or any other of our potential future product candidates are, safe, pure and potent, or effective;

∎	if our financial and other resources are insufficient to complete the necessary clinical trials and nonclinical studies;

∎

negative or inconclusive results from our clinical trials, nonclinical studies or the clinical trials of others for product candidates similar to ours, leading to a decision or requirement to conduct additional clinical trials or nonclinical studies or abandon a program;

∎

product-related adverse events experienced by subjects in our clinical trials, or by individuals using drugs or therapeutic biologics similar to WIN378, WIN027 or any other potential future product candidates;

∎

delays in submitting an Investigational New Drug, or IND, application or other regulatory submission to the FDA, EMA, or other comparable foreign regulatory authorities, or delays or failure in obtaining the necessary approvals from regulators to commence a clinical trial or a suspension, termination, or hold, of a clinical trial once commenced;

∎

conditions imposed by the FDA, the competent authorities of individual European Union, or EU, Member States or other comparable foreign regulatory authorities regarding the scope or design of our clinical trials;

∎	poor performance of WIN378, WIN027 or any other potential future product candidates during clinical trials;

∎	better than expected performance of control arms, which could lead to negative or inconclusive results from our clinical trials;

∎	delays in, or slower than expected, enrollment of subjects in our clinical trials;

∎	patients choosing an alternative product for the indications for which we are developing our product candidates, or participating in competing clinical trials;

∎	high drop-out rates of subjects from our clinical trials;

∎	inadequate supply or quality of WIN378, WIN027 or any other potential future product candidates or other materials necessary for the conduct of our clinical trials;

∎	higher than anticipated clinical trial or manufacturing costs;

∎	unfavorable FDA, EMA, competent authorities of individual EU Member States, or other comparable foreign regulatory authority inspection and review of our clinical trial sites;

∎

failure of our third-party contractors or investigators to comply with regulatory requirements or the clinical trial protocol or otherwise meet their contractual obligations in a timely manner, or at all;

∎

delays and changes in regulatory requirements, policies and guidelines, including the imposition of additional regulatory oversight around clinical testing generally or with respect to our therapies in particular; or

∎	varying interpretations of data by the FDA, EMA, the European Commission, and other comparable foreign regulatory authorities.

We are currently conducting, and may in the future conduct, clinical trials for WIN378, WIN027 or any other potential future product candidates outside the United States, and the FDA and comparable foreign regulatory authorities may not accept data from such trials.

We are currently conducting, and may in the future conduct, clinical trials for WIN378, WIN027 or any other potential future product candidates outside the United States, and the FDA and comparable foreign regulatory authorities may not accept data from such trials. WIN378 and WIN027 are currently in clinical trials outside the United States, including but not limited to the People’s Republic of China, or the PRC, South America, and Europe, and we expect to continue to conduct trials internationally in the future. The acceptance of data from clinical trials conducted outside the United States or another jurisdiction by the FDA or any other comparable foreign regulatory authorities may be subject to certain conditions or may not be accepted at all. For example, the FDA recently launched Operation TrailBlazer to attempt to reshore early-stage clinical trials and legislative efforts have been initiated to potentially restrict the use of Chinese clinical trial data specifically to open a U.S. IND. In cases where data from foreign clinical trials are intended to serve as the sole basis for regulatory approval in the United States, the FDA will generally not approve the application on the basis of foreign data alone unless the data are applicable to the U.S. population and U.S. medical practice, the trials were performed by clinical investigators of recognized competence and pursuant to Good Clinical Practice, or GCP, regulations, and the FDA can validate the data through on-site inspections or other appropriate means. In addition, even where the foreign study data are not intended to serve as the sole basis for approval, if the study was not otherwise subject to an IND, the FDA will not accept the data as support for an application for regulatory approval unless the study is well-designed and well-conducted in accordance with GCP requirements and the FDA is able to validate the data from the study through an onsite inspection if deemed necessary. Additionally, the FDA’s clinical trial requirements, including sufficient size of patient populations and statistical powering, must be met. Many foreign regulatory authorities have similar approval requirements, including in relation to the use of data from clinical trials conducted in foreign jurisdictions. In addition, such foreign trials are subject to the applicable local laws of the foreign jurisdictions where the trials are conducted. There can be no assurance that the FDA or any comparable foreign regulatory authority will accept data from trials conducted outside of the United States or the applicable jurisdiction. If the FDA or any comparable foreign regulatory authority does not accept such data, it would result in the need for additional trials, which could be costly and time-consuming, and which may result in WIN378, WIN027 or any other potential future product candidates that we may develop being delayed or not receiving approval for commercialization in the applicable jurisdiction.

The successful development of pharmaceutical products involves a lengthy and expensive process and is highly uncertain.

Successful development of pharmaceutical products involves a lengthy and expensive process, is highly uncertain and is dependent on numerous factors, many of which are beyond our control. Failure can occur at any time during the nonclinical study or clinical trial process. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in clinical development even after achieving promising results in earlier studies, and the historical failure rate for product candidates in our industry is high. The results from nonclinical studies or early clinical trials of a product candidate may not predict the results of later clinical trials of the product candidate, and interim results of a clinical trial are not necessarily indicative of final results. Moreover, nonclinical and clinical data are often susceptible to varying interpretations and analyses. Product candidates that appear promising in the early phases of development may fail to reach the market for several reasons, including:

∎

clinical trial results may show product candidates to be less effective than expected (for example, a clinical trial could fail to meet its primary or key secondary endpoint(s)) or have an unacceptable safety or tolerability profile;

∎

failure to receive the necessary regulatory approvals or a delay in receiving such approvals, which, among other things, may be caused by patients who fail the trial screening process, slow enrollment in clinical trials, patients dropping out of trials, patients lost to follow-up, length of time to achieve trial endpoints, additional time requirements for data analysis or a Biologics License Application, or BLA, or similar foreign application preparation, discussions with the FDA, an FDA request for additional nonclinical or clinical data (such as long-term toxicology studies) or unexpected safety or manufacturing issues;

∎	nonclinical or clinical study results may show WIN378, WIN027 or any other potential future product candidates to have harmful side effects;

∎	post-approval requirements; or

∎	the proprietary rights of others and their competing products and technologies that may prevent WIN378, WIN027 or any other potential future product candidates from being commercialized.

The length of time necessary to complete clinical trials and submit an application for regulatory approval for a final decision by a regulatory authority varies significantly from one product candidate to the next and from one country or jurisdiction to the next and may be difficult to predict.

Furthermore, any product candidate we develop and the activities associated with its development and commercialization, including its design, testing, manufacture, safety, efficacy, recordkeeping, labeling, storage, approval, advertising, promotion, sale, and distribution, are subject to comprehensive regulation by the FDA and other regulatory authorities in the United States and by comparable authorities in other countries. Failure to obtain regulatory approval for WIN378, WIN027 or any other potential future product candidates will prevent us from commercializing the product candidate in a given jurisdiction. We have not received approval to market any product candidates from regulatory authorities in any jurisdiction, and it is possible that WIN378, WIN027 or any of our other potential future product candidates will not ever obtain regulatory approval.

The Company, as an organization, has no experience submitting and supporting the applications necessary to gain regulatory approvals and expects to rely on third-party contract research organizations, or CROs, or regulatory consultants to assist us in this process. However, our experienced management team has held leadership positions in drug discovery and development, global commercialization, finance, business development, and corporate strategy spanning multiple therapeutic areas including immunology, and has experience submitting and supporting the applications necessary to gain regulatory approvals. See “Management” for further details on their prior experience. Securing regulatory approval requires the submission of extensive nonclinical and clinical data and supporting information to the various regulatory authorities for each therapeutic indication to establish the product candidate’s safety and efficacy. Securing regulatory approval also requires the submission of information about the product manufacturing process to, and inspection of manufacturing facilities by, the relevant regulatory authority. Any product candidates we develop may not be effective, may be only moderately effective, or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude its obtaining regulatory approval or prevent or limit commercial use.

The process of obtaining regulatory approvals, both in the United States and abroad, is expensive, may take many years if additional clinical trials are required, if approval is obtained at all, and can vary substantially based upon a variety of factors, including the type, complexity, and novelty of the product candidates involved. Changes in regulatory approval policies during the development period, changes in or the enactment of additional statutes or regulations, or changes in regulatory review for each submitted product application, may cause delays in the approval or rejection of an application. The FDA and comparable authorities in other countries have discretion in the approval process and may refuse to accept any application or may decide that our data is insufficient for approval and require additional nonclinical, clinical or other studies. In addition, varying interpretations of the data obtained from nonclinical and clinical testing could delay, limit, or prevent regulatory approval of a product candidate. Any regulatory approval that we may ultimately obtain could be limited or subject to restrictions or post-approval commitments that render the approved product not commercially viable.

Even if we complete the necessary nonclinical studies and clinical trials, the regulatory approval process is expensive, time-consuming and uncertain and may prevent us from obtaining approvals for the commercialization of our product candidates.

Even if we are successful in obtaining regulatory approval, commercial success of any approved products will also depend in large part on the availability of coverage and adequate reimbursement from third-party payors, including government payors such as the Medicare and Medicaid programs and comparable foreign programs and managed care organizations in the United States or country-specific governmental organizations in foreign countries, which may be affected by existing and future healthcare reform measures designed to reduce the cost of healthcare. Third-party payors could require us to conduct additional studies, including post-marketing studies related to the cost effectiveness of a product, to qualify for reimbursement, which could be costly and divert our resources. If government and other healthcare payors were not to provide coverage and adequate reimbursement for our products once approved, market acceptance and commercial success would be reduced.

In addition, if WIN378, WIN027 or any other potential future product candidates receive regulatory approval, we will be subject to significant regulatory obligations regarding the submission of safety and other post-marketing information and reports and registration, and will need to continue to comply (or ensure that our third-party providers comply) with current Good Manufacturing Practices, or cGMPs, and GCPs for any clinical trials that we conduct post-approval. In addition, there is always the risk that we, a regulatory authority or a third party might identify previously unknown problems with a product post-approval, such as adverse events of unanticipated severity or frequency. Compliance with these requirements is costly, and any failure to comply or other issues with WIN378, WIN027 or any other potential future product candidates post-approval could adversely affect our business, financial condition, results of operations and growth prospects.

Certain estimates of market opportunity and forecasts included in this prospectus may prove to be smaller than we believe.

The estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be smaller than we believe, and even if the markets in which we compete achieve the forecasted growth, our business, including WIN378 and WIN027, may not grow at similar rates, or at all. Our initial focus is on the development of WIN378 and WIN027 for the treatment of severe respiratory and skin diseases, including asthma, COPD and atopic dermatitis. Our estimates of market opportunity and addressable patient populations within these indications are based on our analysis of independent market research, industry and general publications or other information obtained from third parties. Market opportunity estimates and growth forecasts included in this prospectus are subject to significant uncertainty and are based on assumptions and estimates. These estimates, which have been derived from a variety of sources, including scientific literature, surveys of clinics, patient foundations, market research and other third-party information, may prove to be incorrect. Further, new studies may change the estimated incidence or prevalence of these indications. Additionally, the potentially addressable patient population may not ultimately be amenable to treatment with our product candidate if we cannot achieve our intended dosing interval. Our market opportunity may also be limited by current and future products of our competitors that are already available in the market or may enter the market for such patients. If any of our estimates prove to be inaccurate, the market opportunity for WIN378 and WIN027 could be significantly diminished and have an adverse material impact on our business.

Due to the significant resources required for drug development and depending on our ability to access capital, we must prioritize the development of WIN378 and WIN027. Moreover, we may fail to expend our limited resources on the development of WIN378 and WIN027 for the treatment of additional indications or for the development of other potential future product candidates that may have been more profitable or for which there is a greater likelihood of success.

Our lead product candidate, WIN378, an ultra-long-acting anti-TSLP monoclonal antibody intended to target a broad range of immunological diseases, including asthma and COPD, is currently being evaluated in a POLARIS Phase 2/3 asthma study and a SIRIUS Phase 2 COPD study. Our initial focus is on developing WIN378 through Phase 3 in asthma and through Phase 2 in COPD for both indications. Our earlier-stage product candidate, WIN027, is currently being evaluated in an ongoing Phase 1 clinical study for WIN027 and planned Phase 2 studies across respiratory and dermatology indications, including atopic dermatitis and COPD.

Due to the significant resources required for the development of WIN378 and WIN027, we must decide which indications to pursue and advance and the amount of resources to allocate to each. Our decisions concerning the allocation of research, development, collaboration, management and financial resources toward particular indications may not lead to the development of viable commercial products and may divert resources away from better opportunities. If we make incorrect determinations regarding the viability or market potential of WIN378 and WIN027 or misread trends in the pharmaceutical industry, our business, financial condition, results of operations and growth prospects could be materially and adversely affected. As a result, we may fail to capitalize on viable commercial products or profitable market opportunities, be required to forego or delay pursuit of opportunities with WIN378, WIN027 or any potential future product candidates in other diseases and disease pathways that may later prove to have greater commercial potential than those we choose to pursue, or relinquish valuable rights to WIN378 and WIN027 through collaboration, licensing or royalty arrangements in cases in which it would have been advantageous for us to invest additional resources to retain sole development and commercialization rights.

We are subject to substantial milestone, royalty, and other payment obligations under our License Agreements, which could adversely affect our results of operations and, if not satisfied, could result in the loss of our rights to WIN378 and WIN027.

Under the Kelun-HBM Agreement and the Qyuns Agreement, we are obligated to make significant payments to our licensors across the full development and commercialization lifecycle of WIN378 and WIN027. Under the Kelun-HBM Agreement, we may be required to pay Kelun and HBM aggregate development milestone payments of up to $320.0 million (excluding the $10.0 million milestone payments already paid in 2025 and July 2026 in total) for WIN378, aggregate sales milestone payments of up to $600 million per product upon achievement of specified annual net sales thresholds, and low single-digit to low double-digits tiered royalties (a spread of not more than 5 percentage points) on net sales of WIN378 in our licensed worldwide territory (excluding Greater China and several

Southeast and West Asian countries). In addition, under the Kelun-HBM Agreement, following the completion of this offering, we may elect, subject to certain conditions, to satisfy up to 50% of the remaining of each of our first seven development milestone payments, which is up to $73.75 million, payable under the Kelun-HBM Agreement by issuing our common shares, rather than in cash; provided that each of Kelun and HBM may not hold, in the aggregate, 20% or more of our outstanding share capital on a fully diluted basis as a result of such equity issuance. Any such issuance of common shares in satisfaction of milestone payments would dilute the ownership interests of our existing shareholders. Under the Qyuns Agreement, we may be required to pay Qyuns aggregate development milestone payments of up to $100 million for WIN027, aggregate sales milestone payments of up to $570 million upon achievement of specified annual net sales thresholds, and mid-single digit to high-single digit tiered royalties on net sales of WIN027 in our licensed worldwide territory (excluding Greater China).

The payment of these royalties, milestones, and other amounts under the License Agreements may have a negative effect on our results of operations and our ability to reinvest capital generated from commercialization to advance WIN378 and WIN027 into additional indications or otherwise grow our company. Any failure on our part to make payments due under either License Agreement would constitute a material breach and, if not cured within the applicable cure period, would entitle the relevant licensor to terminate the applicable License Agreement, which would cause us to lose all rights to develop and commercialize the affected compound outside the licensors’ retained territory. For additional information on the Kelun-HBM Agreement and the Qyuns Agreement, see the section titled “Business—License and Collaboration Agreements” included elsewhere in this prospectus.

We may seek to grow our business through acquisitions or investments in new or complementary businesses, products or technologies, through the licensing of products or technologies from third parties or other strategic alliances. The failure to manage acquisitions, investments, licenses or other strategic alliances, or the failure to integrate them with our existing business, could have a material adverse effect on our operating results, dilute our shareholders’ ownership, increase our debt or cause us to incur significant expense.

Our success depends on our ability to continually enhance and broaden our product offerings in response to changing clinician and patients’ needs, competitive technologies and market pressures. Accordingly, from time to time we may consider opportunities to acquire, make investments in or license other technologies, products and businesses that may enhance our capabilities, complement our existing products and technologies or expand the breadth of our markets or customer base. Potential and completed acquisitions, strategic investments, licenses and other alliances involve numerous risks, including:

∎	difficulty assimilating or integrating acquired or licensed technologies, products, employees or business operations;

∎	issues maintaining uniform standards, procedures, controls and policies;

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unanticipated costs associated with acquisitions or strategic alliances, including the assumption of unknown or contingent liabilities and the incurrence of debt or future write-offs of intangible assets or goodwill;

∎	diversion of management’s attention from our core business and disruption of ongoing operations;

∎	adverse effects on existing business relationships with suppliers, sales agents, healthcare facilities, surgeons and other healthcare professionals;

∎	risks associated with entering new markets in which we have limited or no experience;

∎	potential losses related to investments in other companies;

∎	potential loss of key employees of acquired businesses; and

∎	increased legal and accounting compliance costs.

We do not know if we will be able to identify acquisitions or strategic relationships we deem suitable, whether we will be able to successfully complete any such transactions on favorable terms, if at all, or whether we will be able to successfully integrate any acquired business, product or technology into our business or retain any key personnel, suppliers, sales agent, healthcare facilities, physicians or other healthcare providers. Our ability to successfully grow through strategic transactions depends upon our ability to identify, negotiate, complete and integrate suitable target businesses, technologies or products and to obtain any necessary financing. These efforts could be expensive and time-consuming and may disrupt our ongoing business and prevent management from focusing on our operations.

To finance any acquisitions, investments or strategic alliances, we may choose to issue common shares as consideration, which could dilute the ownership of our shareholders. If the price of our common shares is low or volatile, we may be unable to consummate any acquisitions, investments or strategic alliances using our common shares as consideration. Additional funds may not be available on terms that are favorable to us, or at all.

We and the third parties with whom we work are subject to a variety of stringent and evolving U.S. and foreign laws, regulations and rules; contractual obligations; industry standards; policies and other obligations related to privacy, data protection and information security. Our (or the third parties with whom we work) actual or perceived failure to comply with such obligations could expose us to regulatory investigations or actions, litigation (including class claims) and mass arbitration demands, fines and penalties, disruptions of our business operations, reputational harm, loss of revenue or profits and other adverse business consequences.

In the ordinary course of our business, we and the third parties with whom we work collect, receive, store, process, generate, use, transfer, disclose, make accessible, protect, secure, dispose of, transmit and share, or collectively, process, personal data and other sensitive information, including proprietary and confidential business data, trade secrets, intellectual property, clinical trial data and sensitive third-party data, or collectively, sensitive data.

The legislative and regulatory framework for the processing of personal data worldwide is rapidly evolving in a manner that is increasingly stringent and, globally, this legal and regulatory framework is likely to remain uncertain for the foreseeable future. In the United States, numerous federal, state and local laws and regulations, including federal health information privacy laws, state information security and data breach notification laws, federal consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act), state consumer protection and privacy laws, and other similar laws (e.g., wiretapping and communications interception laws) govern the processing of sensitive data.

For example, the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, imposes specific requirements relating to the use and disclosure of individually identifiable health information. We may obtain such information from third parties, such as research institutions with which we collaborate, that are subject to privacy and security requirements under HIPAA. Although we do not believe that we are directly subject to HIPAA, other than potentially with respect to providing certain employee benefits, we could be subject to criminal penalties if, for example, we knowingly disclose individually identifiable health information we obtain from a HIPAA covered entity in a manner that violates HIPAA.

Further, numerous U.S. states have enacted comprehensive consumer and health information privacy laws that impose certain obligations on covered businesses, including providing specific disclosures in privacy notices and affording residents with certain rights concerning their personal data. As applicable, such rights may include the right to access, correct or delete certain personal data and to opt-out of certain data processing activities. The exercise of these rights may impact our business. Certain states also impose stricter requirements for processing certain personal data, including sensitive data, such as conducting data privacy impact assessments. These state laws often allow for statutory fines for noncompliance. For example, the California Consumer Privacy Act of 2018, or CCPA, applies to personal data of consumers, business representatives and employees who are California residents and requires businesses subject to the CCPA to provide specific disclosures in privacy notices and respond to requests of such individuals to exercise certain privacy rights. The CCPA provides for fines and allows private litigants affected by certain data breaches to recover significant statutory damages. The CCPA and other U.S. state privacy laws exempt some data processed in the context of clinical trials, but these developments may further complicate compliance efforts, and increase legal risk and compliance costs for us and the third parties with whom we work. Similar laws are being considered in several other states, as well as at the federal and local levels, and we expect more states to pass similar laws in the future. These various privacy and data security laws may impact our business activities, including our identification of research subjects, relationships with business partners and ultimately the marketing and distribution of our products.

Outside the United States, an increasing number of laws, regulations, and industry standards govern privacy, data security, and the transfer of personal data between jurisdictions. For example, the European Union’s General Data Protection Regulation, or EU GDPR, the United Kingdom’s General Data Protection Regulation, or UK GDPR (together with the EU GDPR, the GDPR), and the Swiss Federal Act on Data Protection impose strict requirements for collecting and processing personal data including relating to collecting and processing of sensitive data (referred to as special category data under GDPR), such as health data, ensuring there is a legal basis or condition to justify the processing of personal data, where required, requirements relating to obtaining consent of individuals, disclosures about how personal data is to be used, limitations on retention of information, limitations on the cross-

border disclosure of personal data, implementing safeguards to protect the security and confidentiality of personal data, where required providing notification of data breaches, maintaining records of processing activities and documenting data protection impact assessments where there is high risk processing and taking certain measures when engaging third-party processors. Under GDPR, companies may face temporary or definitive bans on data processing and other corrective activities, fines of up to €20 million under the EU GDPR (and £17.5 million under the UK GDPR) or 4% of annual global turnover, whichever is greater, and private litigation related to processing of personal data brought by classes of data subjects or consumer protection organizations authorized at law to represent their interests. Additionally, in the European Union, the Network and Information Security Directive, or NIS2, regulates resilience and incident response capabilities of entities operating in a number of sectors, including the health sector. Non-compliance with NIS2 may, similar to non-compliance with other privacy or security laws, lead to adverse consequences, including a material adverse effect on our business, financial position and results of operations.

Additionally, we may receive personal data collected and processed by our business partners in the PRC. The PRC enacted the Personal Information Protection Law, or the PIPL, in 2021. The PIPL establishes a comprehensive data privacy and protection framework that applies to the processing of personal information both within the PRC and outside of the PRC where such processing is conducted for the purpose of providing products or services to, or analyzing or evaluating the behavior of, individuals in the PRC. The PIPL imposes significant fines for serious violations of up to RMB 50 million or 5% of annual revenue from the prior year. Certain industry-specific Chinese laws and regulations also impose requirements for processing of certain specific types of data. The PRC’s Regulations on the Administration of Human Genetic Resources, or the HGR Regulation, prohibit foreign organizations, individuals, and entities established or actually controlled by them from collecting, preserving, or exporting the PRC’s human genetic resources. Foreign parties may access or use the PRC’s human genetic resources upon satisfying applicable regulatory requirements, including through approved international collaboration with qualified Chinese institutions and completing required governmental approval, filing, and information backup procedures. In addition, provision of human genetic resources information to foreign entities requires filing with the PRC’s National Health Commission and submission of information backup, and transfers that may affect public health, national security or social public interest must pass a security review. We may need to provide necessary assistance for our Chinese business partners to comply with their obligations under Chinese privacy and data security laws and regulations, and our data processing activities may be subject to obligations applicable to the recipient of personal data collected or generated in the PRC.

In addition, we may be unable to transfer personal data from the PRC, the European Union / European Economic Area (EU 27 Member States, Norway, Iceland and Liechtenstein), or EEA, the United Kingdom, or UK, and other jurisdictions to the United States or other countries due to data localization requirements or restrictions on cross-border data flows. In particular, the European Union, the United Kingdom and Switzerland have significantly restricted the transfer of personal data to the United States and other countries whose privacy laws the European Commission, UK Secretary of State or Swiss Federal Council (as applicable) generally regard as inadequate. There are also restrictions on personal data exports from the PRC—under the PIPL, entities exporting personal data are required to meet certain conditions, including, to the extent applicable, satisfaction of the security assessments conducted by competent government authorities, signing and filing of standard contracts or obtaining certifications from qualified institutions (unless an exemption applies), and fulfillment of notice and consent requirements. Data qualifying as “important data” must also be localized in the PRC unless a security assessment is passed. Other jurisdictions may equally adopt or have already adopted similarly stringent data localization and cross-border data transfer laws. Although there are currently various mechanisms that may be used to transfer personal data from the EU/EEA, the United Kingdom and Switzerland to the United States in compliance with law, such as the EU standard contractual clauses, which are also recognized by Switzerland, the United Kingdom’s International Data Transfer Agreement / Addendum, the EU-U.S. Data Privacy Framework, the UK extension thereto (which allows for transfers to relevant U.S.-based organizations who self-certify compliance and participate in the EU-U.S. Data Privacy Framework) and the Swiss-U.S. Data Privacy Framework, or Framework, these mechanisms are subject to legal challenges, and there is no assurance that we can satisfy or rely on these measures to lawfully transfer personal data to the United States. If there is no lawful manner for us to transfer personal data from the PRC, the EU/EEA, the United Kingdom, Switzerland, or other jurisdictions to the United States (or other countries), or if the requirements for a legally-compliant transfer are too onerous, we could face significant adverse consequences, including the interruption or degradation of our operations, the need to relocate part of or all of our business or data processing activities to other jurisdictions at significant expense, increased exposure to regulatory actions, substantial fines and penalties, the inability to transfer data and work with collaborators, vendors and other third parties, and injunctions against our processing or transferring of personal data necessary to operate our business. Additionally, companies that transfer personal data across national borders are subject to increased scrutiny from regulators, individual litigants, and activist groups. For example, some European regulators have ordered certain companies to suspend or permanently cease certain transfers of personal data out of the EU for allegedly violating the GDPR’s cross-border data transfer limitations.

Additionally, the U.S. Department of Justice issued a rule entitled “Access to U.S. Sensitive Personal Data and Government-Related Data by Countries of Concern or Covered Persons,” which places additional restrictions on certain data transactions involving countries of concern (for example, the PRC, Russia and Iran) and covered persons (for example, individuals and entities who are designated as such by the U.S. Attorney General or considered “foreign persons” and are majority owned by, organized under the laws of, a primary resident in, an employee of, or a contractor of, a covered person or country of concern, as applicable) that may impact certain business activities such as vendor engagements, sale or sharing of data, employment of certain individuals and investor agreements. Violations of the rule could lead to significant civil and criminal fines and penalties. The rule applies regardless of whether data is anonymized, key-coded, pseudonymized, de-identified or encrypted, which presents particular challenges for companies like ours that operate in the clinical trial space and may impact our ability to engage in certain transactions or agreements with certain third parties in the future.

In addition to data protection, privacy and information security laws, we are contractually subject to industry standards adopted by industry groups and may become subject to such obligations in the future. We are also bound by other contractual obligations related to privacy and data security, and our efforts to comply with such obligations may not be successful.

We have in the past published and may in the future publish privacy policies, marketing materials and other statements concerning data protection, privacy and information security. Regulators are increasingly scrutinizing these statements, and if these policies, materials or statements are found to be deficient, lacking in transparency, deceptive, unfair, or misrepresentative of our practices, we may be subject to investigation, enforcement actions by regulators, or other adverse consequences.

Obligations related to data protection, privacy and information security (and individuals’ data privacy expectations) are quickly changing, becoming increasingly stringent and creating uncertainty. Additionally, these obligations may be subject to differing applications and interpretations, which may be inconsistent or conflict among jurisdictions. Preparing for and complying with these obligations requires us to devote significant resources, which have in the past and may in the future necessitate changes to our services, information technologies, systems and practices and to those of any third parties that process personal data on our behalf.

We may at times fail (or be perceived to have failed) in our efforts to comply with our data protection, privacy and information security obligations. Moreover, despite our efforts, our personnel or third parties with whom we work may fail to comply with such obligations, which could negatively impact our business operations. If we or the third parties with whom we work fail, or are perceived to have failed, to address or comply with applicable data protection, privacy and information security obligations, we could face significant consequences, including but not limited to: government enforcement actions (e.g., investigations, fines, penalties, audits, inspections and similar), litigation (including class-action claims) and mass arbitration demands, additional reporting requirements or oversight, bans or restrictions on processing personal data, orders to destroy or not use personal data, fines and imprisonment of company officials. In particular, plaintiffs have become increasingly more active in bringing privacy-related claims against companies, including class claims and mass arbitration demands. Some of these claims allow for the recovery of statutory damages on a per violation basis and, if viable, carry the potential for significant statutory damages, depending on the volume of data and the number of violations. Any of these events could have a material adverse effect on our reputation, business or financial condition, including: interruptions or stoppages in our business operations (including, as relevant, clinical trials), inability to process personal data or to operate in certain jurisdictions, limited ability to develop or commercialize our products, expenditure of time and resources to defend any claim or inquiry, adverse publicity or substantial changes to our business model or operations.

Our personnel may use artificial intelligence tools in the ordinary course of business, and we may in the future employ artificial intelligence tools in our clinical development processes. If we deploy artificial intelligence tools in our business, we may be exposed to risks and challenges that could impact our business including by posing security risks to our sensitive information.

Our personnel use artificial intelligence, or AI, technologies in the ordinary course of business. Issues in the development and use of AI, particularly in the clinical development operations when combined with an uncertain regulatory environment, may result in reputational harm, liability, or other adverse consequences to our business operations.

As with many technological innovations, AI presents risks and challenges that could impact our business. The disclosure and use of personal data in AI technologies is subject to various privacy laws and other privacy obligations. Governments have passed and are likely to pass additional laws regulating AI and automated decision-making technologies. Our use of this technology could result in additional compliance costs, regulatory investigations and actions and lawsuits. If we are unable to use AI or automated decision-making technologies, it could make our business less efficient and result in competitive disadvantages.

Any sensitive information (including confidential, competitive, proprietary, or personal data) that we input into a third-party AI technology could be leaked or disclosed to others, including if sensitive information is used to train the third parties’ AI technology. Additionally, where an AI technology ingests personal data and makes connections using such data, those technologies may reveal other personal or sensitive information generated by the model.

Our vendors may also incorporate AI technologies into their offerings without disclosing this use to us, and the providers of these AI tools may not meet existing or rapidly evolving regulatory or industry standards, including with respect to privacy and data protection, and may inhibit our or our vendors’ ability to maintain an adequate level of service and experience necessary to support our business operations.

Any of these outcomes could damage our reputation, result in regulatory investigations or enforcement actions as well as private litigation, and adversely impact our business.

Risks Related to the Discovery and Development of WIN378, WIN027 or Any Other Potential Future Product Candidates

The regulatory approval processes of the FDA, the EMA, and the European Commission and other comparable foreign regulatory authorities are lengthy, time-consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for WIN378, WIN027 or any other potential future product candidates, our business will be substantially harmed.

We are not permitted to commercialize, market, promote or sell any product candidate in the United States without obtaining regulatory approval from the FDA. Regulatory authorities outside of the United States impose similar requirements. The time required to obtain approval by the FDA, European Commission and other comparable foreign regulatory authorities is inherently unpredictable, but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including substantial discretion of the regulatory authorities. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. For instance, jurisdictions outside of the United States, such as the European Union or Japan, may have different requirements for regulatory approval, which may require us to conduct additional clinical, non-clinical or chemistry, manufacturing and control studies. To date, we have not submitted a BLA to the FDA or similar drug approval submissions to comparable foreign regulatory authorities for any product candidate. We must complete additional nonclinical studies or clinical trials to demonstrate the safety and efficacy of WIN378, WIN027 or any other potential future product candidates in humans before we will be able to obtain these approvals.

Clinical testing is expensive, difficult to design and implement, can take many years to complete and is inherently uncertain as to outcome. The general approach for FDA approval of a new drug is dispositive data from two or more adequate and well-controlled clinical trials of the product candidate in the relevant patient population. The FDA, the EMA, the European Commission, or other comparable foreign regulatory authorities may disagree with us about whether a clinical trial is adequate and well-controlled or may request that we conduct additional clinical trials prior to regulatory approval. We cannot guarantee that any clinical trials will be conducted as planned or completed on schedule, if at all. In addition, there is no assurance that the doses, endpoints and trial designs that we intend to use for our planned clinical trials, including those that we have developed based on feedback from regulatory agencies or those that have been used for the approval of similar drugs, will be acceptable for future approvals. The clinical development of WIN378, WIN027 or any other potential future product candidates is also susceptible to the risk of failure inherent at any stage of development, including failure to demonstrate efficacy in a clinical trial or across a broad population of patients, the occurrence of adverse events that are severe or medically or commercially unacceptable, failure to comply with protocols or applicable regulatory requirements and determination by the FDA or any comparable foreign regulatory authority that a product candidate may not continue development or is not approvable. It is possible that even if WIN378, WIN027 or any other potential future product candidates have a beneficial effect, that effect will not be detected during clinical evaluation as a result of one or more of a variety of factors, including the size, duration, design, measurements, conduct or analysis of our clinical trials. Conversely, as a result of the same factors, our clinical trials may indicate an apparent positive effect of such product candidate that is greater than the actual positive effect, if any. Similarly, in our clinical trials we may fail to detect toxicity of, or intolerability caused by, such product candidate, or mistakenly believe that WIN378, WIN027 or any other potential future product candidates are toxic or not well tolerated when that is not in fact the case. Serious adverse events or other adverse events, as well as tolerability issues, could hinder or prevent market acceptance of the product candidate at issue.

WIN378, WIN027 or any other potential future product candidates could fail to receive regulatory approval, or regulatory approval could be delayed, for many reasons, including the following:

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the FDA, the EMA, the competent authorities of individual EU Member States, or other comparable foreign regulatory authorities may disagree with the dosing regimen, design or implementation of our clinical trials;

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we may be unable to demonstrate to the satisfaction of the FDA, the EMA and the European Commission, or other comparable foreign regulatory authorities that a product candidate is safe, pure and potent, or effective for any of its proposed indications;

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the results of clinical trials may not meet the level of statistical significance required by the FDA, the EMA and the European Commission, or other comparable foreign regulatory authorities for approval;

∎	we may be unable to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;

∎	the FDA, the EMA or the European Commission, or other comparable foreign regulatory authorities may disagree with our interpretation of data from clinical trials or nonclinical studies;

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the data collected from clinical trials of WIN378, WIN027 or any other potential future product candidates may not be sufficient to support the submission of a BLA to the FDA or other submission or to obtain regulatory approval in the United States, the European Union or elsewhere;

∎	the FDA, the EMA or other comparable foreign regulatory authorities may not file or accept our BLA or marketing application for substantive review;

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the FDA, the competent authorities of individual EU Member States or other comparable foreign regulatory authorities may find deficiencies with or fail to approve the manufacturing processes or facilities of third-party manufacturers with which we contract for clinical and commercial supplies; and

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the approval policies or regulations of the FDA, the EMA and the European Commission, or other comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval.

This lengthy approval process as well as the unpredictability of clinical trial results may result in our failing to obtain regulatory approval to market any product candidate we develop, which would substantially harm our business, financial condition, results of operations and growth prospects. The FDA and other comparable foreign authorities have discretion in the approval process and determining when or whether regulatory approval will be granted for WIN378, WIN027 or any other potential future product candidates that we develop. Even if we believe the data collected from future clinical trials of WIN378, WIN027 or any other potential future product candidates are promising, such data may not be sufficient to support approval by the FDA, the European Commission, or any other comparable foreign regulatory authority.

In addition, even if we were to obtain approval, regulatory authorities may approve WIN378, WIN027 or any other potential future product candidates for fewer or more limited indications than we request, may not approve the price we intend to charge for our products, may grant approval contingent on the performance of costly post-marketing clinical trials or may approve WIN378, WIN027 or any other potential future product candidates with a label that does not include the labeling claims necessary or desirable for the successful commercialization. Any of the foregoing scenarios could materially harm the commercial prospects for WIN378, WIN027 or any other potential future product candidates.

The uncertainty inherent in developing our product candidates makes it difficult to predict their respective likelihood of success and the timing and cost of their development and obtaining regulatory approval.

We have concentrated our research and development efforts on WIN378, an ultra-long-acting anti-TSLP therapy that we believe is differentiated from currently approved treatments primarily through its potential for twice-yearly subcutaneous dosing, and WIN027, a long-acting anti-TSLP and anti-IL-13 therapy, which we believe could—if successful—offer meaningful efficacy advantages beyond what approved monospecific therapies have achieved, though this has not yet been demonstrated in pivotal clinical trials. WIN378 is a fully human anti-TSLP monoclonal antibody that targets the TSLP ligand and has been engineered with half-life extension to enable potential twice-yearly subcutaneous dosing—a dosing interval that, if supported by our planned pivotal studies and approved for such use, would be meaningfully less frequent than currently approved TSLP-targeting therapies. WIN027 is a long-acting bispecific antibody that simultaneously targets both TSLP and IL-13, an approach with no currently approved therapy and which has not been validated in pivotal clinical trials. Our future success depends in part on the advantages of WIN378’s extended dosing interval being confirmed in our ongoing POLARIS Phase 2/3 asthma study and SIRIUS Phase 2 COPD study, and on WIN027’s dual-targeting approach demonstrating meaningful clinical benefit beyond what monospecific alternatives have achieved. There can be no assurance that development problems we may experience in the future will not cause significant delays or result in unforeseen issues or unanticipated costs, or that any such development problems can be overcome.

We may also experience delays in developing sustainable, reproducible, and scalable manufacturing processes for WIN378 and WIN027, or in transferring those processes to contract manufacturing organizations outside of the PRC. We are currently in the process of transferring the manufacturing process for WIN378 from Kelun’s facilities in the PRC to contract manufacturing organizations in the United States, which may delay or prevent us from completing our clinical studies or commercializing our product candidates on a timely or profitable basis, if at all. Even following the completion of such a transfer, we may encounter challenges in demonstrating that the manufacturing process produces WIN378 with the same quality, yield, and consistency as in prior clinical studies, and any failure to do so could delay or adversely affect our clinical programs or future commercialization.

In addition, our expectations with regard to the advantages of WIN378’s twice-yearly dosing interval relative to existing approved therapies, or the advantages of WIN027’s simultaneous blockade of TSLP and IL-13 relative to monospecific approaches, may not materialize or may not materialize to the degree we anticipate. Further, our scalability and costs of manufacturing may vary significantly as we advance WIN378 and WIN027 and come to understand these critical factors more fully.

In addition, the clinical study requirements of the FDA, the EMA and the European Commission, and other regulatory authorities, and the criteria these regulators use to determine the safety and efficacy of a product candidate, are determined according to the type, complexity, novelty, and intended use and market of the potential product. While TSLP and IL-13 are clinically validated targets—tezepelumab, an approved anti-TSLP antibody for asthma, and dupilumab, an approved anti-IL-4Ra antibody for asthma and COPD, have established regulatory precedents for biologic therapies in these indications—the regulatory approval pathway for WIN378 with its novel twice-yearly dosing profile and for WIN027 as a first-in-class bispecific simultaneously targeting TSLP and IL-13 may be more complex, more expensive, and take longer than for product candidates with more established dosing regimens or mechanisms of action. Prior approvals by the FDA, the EMA and the European Commission, and other regulatory authorities for existing biologic treatments for asthma and COPD, such as tezepelumab and dupilumab, as well as other pathways to approval, may not be indicative of what these regulators may require for approval of WIN378 or WIN027. More generally, approvals by any regulatory authority may not be indicative of what any other regulatory authority may require for approval or what such regulatory authorities may require for approval in connection with our product candidates.

WIN378 and/or WIN027 may also not perform successfully in clinical trials or may be associated with adverse events that distinguish it from previously approved therapies or those that may be approved in the future. Unexpected clinical outcomes could materially and adversely affect our business, financial condition, results of operations and growth prospects.

If our clinical trials fail to replicate positive results from earlier nonclinical studies or clinical trials conducted by us or third parties, we may be unable to successfully develop, obtain regulatory approval for or commercialize WIN378, WIN027 or any other potential future product candidates.

The results observed from nonclinical studies or early-stage clinical trials of WIN378, WIN027, or any other potential future product candidates may not necessarily be predictive of the results of later-stage clinical trials that we conduct. Similarly, positive results from such nonclinical studies or early-stage clinical trials may not be replicated in our subsequent clinical trials. For instance, results observed in the Phase 1 clinical trial for WIN378—including the extended half-life supporting twice-yearly subcutaneous dosing, a low rate of antidrug antibodies, and no treatment-related serious adverse events were observed—may not translate to similar tolerability results in our ongoing POLARIS Phase 2/3 study in patients with asthma or our SIRIUS Phase 2 study in patients with COPD. Similarly, results observed in our ongoing Phase 1 clinical trial for WIN027 and planned Phase 2 studies in atopic dermatitis and COPD may not be replicated in any subsequent clinical trials for that product candidate. Furthermore, WIN378, WIN027, or any other potential future product candidates may not be able to demonstrate similar activity or adverse event profiles to other product candidates or approved therapies that we believe may have comparable profiles. In addition, in our planned future clinical trials, we may utilize clinical trial designs or dosing regimens that have not been tested in prior clinical trials for these product candidates, including novel trial designs intended to evaluate the twice-yearly dosing interval of WIN378 or the dual blockade of TSLP and IL-13 by WIN027 in pivotal settings.

There can be no assurance that any of our clinical trials will ultimately be successful or support further clinical development of WIN378, WIN027, or any other potential future product candidates. There is a high failure rate for drugs proceeding through clinical trials. Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late-stage clinical trials after achieving positive results in early-stage development, and we cannot be certain that we will not face similar setbacks. These setbacks have been caused by, among other things, adverse safety or efficacy observations made in clinical trials. For example, we expect to report initial readouts from our POLARIS-1 Phase 3 study evaluating WIN378 in patients with asthma in the second half of 2028. These readouts may not be positive, may not meet the trial’s pre-specified endpoints, or may not support the continuation of WIN378’s development in asthma or other indications, any of which would have a material adverse effect on our business.

Moreover, nonclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that believed their product candidates performed satisfactorily in nonclinical studies and clinical trials nonetheless failed to obtain FDA, European Commission, or comparable foreign regulatory authority approval.

We may incur unexpected costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of WIN378, WIN027 or any other potential future product candidates, which could prevent us from achieving our projected development and commercialization goals in the timeframes we announce and expect, and harm our business and results of operations. Many of the factors that cause or lead to a delay in the initiation or completion of clinical trials may also lead to the denial of regulatory approval or limit market acceptance of WIN378, WIN027 or any other potential future product candidates.

We may experience delays in completing our clinical trials or nonclinical studies and initiating or completing additional clinical trials or nonclinical studies, including as a result of regulators not allowing or delaying clinical trials to proceed under an IND or similar foreign authorization, or not approving or delaying approval for any clinical trial grant or similar approval we need to initiate a clinical trial. We may also experience numerous unforeseen events during our clinical trials that could delay or prevent our ability to receive regulatory approval or commercialize WIN378, WIN027 or any other potential future product candidates we develop, including:

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regulators, institutional review boards, or IRBs, ethics committees, or other reviewing bodies may not authorize us or our investigators to commence a clinical trial, or to conduct or continue a clinical trial at a prospective or specific trial site, or provide a related positive opinion permitting such activities;

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we may not reach agreement on acceptable terms with prospective CROs and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

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WIN027 is at an earlier stage of clinical development than WIN378, currently in a Phase 1 clinical trial, and faces a longer and more uncertain path to generating clinical proof-of-concept data; the risks of delay, failure, or inability to advance to later-stage clinical trials are correspondingly greater for WIN027 than for WIN378 at this time;

∎	we may experience challenges or delays in recruiting principal investigators or study sites to lead our clinical trials;

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the number of subjects or patients required for clinical trials of WIN378, WIN027 or any other potential future product candidates may be larger than we anticipate, enrollment in these clinical trials may be insufficient or slower than we anticipate, and the number of clinical trials being conducted at any given time may be high and result in fewer available patients for any given clinical trial and patients may choose to participate in competing clinical trials, or patients may drop out of these clinical trials at a higher rate than we anticipate;

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our third-party contractors, including those manufacturing WIN378, WIN027 or any other potential future product candidates or conducting clinical trials on our behalf, may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all;

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we may have to amend clinical trial protocols submitted to regulatory authorities or conduct additional studies to reflect changes in regulatory requirements or guidance, which may be required to resubmit to an IRB, ethics committee and regulatory authorities for re-examination;

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regulators or other reviewing bodies may find deficiencies with, fail to approve or subsequently find fault with the manufacturing processes or facilities of third-party manufacturers with which we enter into agreements for clinical and commercial supplies, or the supply or quality of any product candidate or other materials necessary to conduct clinical trials of WIN378, WIN027 or any other potential future product candidates may be insufficient, inadequate or not available at an acceptable cost, or we may experience interruptions in supply; and

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the potential for approval policies or regulations of the FDA, the EMA, and the European Commission, or the applicable regulatory authorities to significantly change in a manner rendering our clinical data insufficient for approval.

Regulators, IRBs, or ethics committees of the institutions in which clinical trials are being conducted may suspend, limit or terminate a clinical trial, or data monitoring committees may recommend that we suspend or terminate a clinical trial, due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA, the competent authorities of individual EU Member States, or other comparable foreign regulatory authorities resulting in the imposition of a clinical hold, safety issues or adverse side effects, failure to demonstrate a benefit from using a drug, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. Negative or inconclusive results from our clinical trials or nonclinical studies could mandate repeated or additional clinical trials and, to the extent we choose to conduct clinical trials in other indications, could result in changes to or delays in clinical trials of WIN378, WIN027 or any other potential future product candidates in such other indications. We do not know whether any clinical trials that we conduct will demonstrate adequate safety, purity and potency, or efficacy to result in regulatory approval to market WIN378, WIN027 or any other potential future product candidates for the indications that we are pursuing. If favorable results are not observed in later-stage clinical trials, our ability to obtain regulatory approval for WIN378, WIN027 or any other potential future product candidates will be adversely impacted.

Further, conducting clinical trials in foreign countries, as we are doing and may in the future do for our future product candidates, presents additional risks that may delay completion of our clinical trials. These risks include the failure of enrolled subjects in foreign countries to adhere to clinical protocols as a result of differences in healthcare services or cultural customs, managing additional administrative burdens associated with foreign regulatory schemes, and political and economic risks, including war, relevant to such foreign countries.

For planning purposes, we sometimes estimate the timing of the accomplishment of various scientific, clinical, regulatory and other product development objectives. These milestones may include our expectations regarding the commencement or completion of scientific studies and clinical trials, the submission of regulatory filings or commercialization objectives. From time to time, we have announced and may in the future publicly announce the expected timing of some of these milestones, such as the completion of an ongoing clinical trial, the initiation of other clinical programs, receipt of regulatory approval or a commercial launch of a product. The achievement of many of these milestones may be outside of our control. All of these milestones are based on a variety of assumptions which, if not realized as expected, may cause the timing of achievement of the milestones to vary considerably from our estimates, including:

∎	our available capital resources or capital constraints we experience;

∎	the rate of progress, costs and results of our clinical trials and research and development activities, including the extent of scheduling conflicts with participating clinicians and collaborators;

∎	our ability to identify and enroll patients who meet clinical trial eligibility criteria;

∎	our receipt of approvals by the FDA and other comparable foreign regulatory authorities and the timing thereof;

∎	other actions, decisions or rules issued by regulators;

∎	our ability to access sufficient, reliable and affordable supplies of materials used to manufacture WIN378, WIN027 or any other potential future product candidates;

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the performance of our third-party contract manufacturing organizations and supply collaborators, including those responsible for manufacturing WIN378 and WIN027 during the clinical development phase and prior to completion of manufacturing technology transfers, with respect to the development and supply of WIN378, WIN027 or any other potential future product candidates; and

∎	the securing of, costs related to, and timing issues associated with, product manufacturing as well as sales and marketing activities.

If we fail to achieve announced milestones in the timeframes we expect, the development and commercialization of WIN378, WIN027 or any other potential future product candidates may be delayed, and our business, financial condition, results of operations and growth prospects may be harmed.

In addition, clinical investigators may serve as scientific advisors or consultants to us from time to time and may receive cash compensation in connection with such services. If these relationships and any related compensation result in perceived or actual conflicts of interest or the FDA concludes that the financial relationship may have affected the interpretation of the nonclinical study or clinical trial, the integrity of the data generated at the applicable nonclinical study or clinical trial site may be questioned and the utility of the nonclinical study or clinical trial itself may be jeopardized, which could result in the delay or rejection by the FDA. Any such delay or rejection could prevent us from commercializing our product candidates, if approved.

Our failure to successfully initiate and complete clinical trials and to demonstrate the efficacy and safety necessary to obtain regulatory approval to market WIN378, WIN027 or any other potential future product candidates would also significantly harm our business. Our development costs will also increase if we experience delays in testing or regulatory approvals and we may be required to obtain additional funds to complete clinical trials. We cannot assure you that our clinical trials will begin as planned or be completed on schedule, if at all, or that we will not need to restructure or otherwise modify our trials after they have begun. Significant clinical trial delays also could shorten any periods during which we may have the exclusive right to commercialize WIN378, WIN027 or any other potential future product candidates or allow our competitors to bring products to market before we do and impair our ability to successfully commercialize WIN378, WIN027 or any other potential future product candidates, which may harm our business, financial condition, results of operations and growth prospects. In addition, many of the factors that cause, or lead to, delays of clinical trials may ultimately lead to the denial of regulatory approval of WIN378, WIN027 or any other potential future product candidates.

If we experience delays in obtaining approval or if we fail to obtain approval of WIN378, WIN027 or any other potential future product candidates we may develop, the commercial prospects for such product candidate may be harmed, and our ability to generate revenues will be materially impaired.

Interim, initial, top-line and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data becomes available and are subject to audit and verification procedures that could result in material changes in the final data.

Interim, initial, top-line and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data becomes available and are subject to audit and verification procedures that could result in material changes in the final data. From time to time, we publicly disclose preliminary or top-line data from our nonclinical studies and clinical trials, which are based on preliminary analyses of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular nonclinical study or clinical trial. We also make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the top-line or preliminary results that we report may differ from future results of the same studies or trials, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Top-line data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, top-line data should be viewed with caution until the final data are available. From time to time, we may also disclose interim data from our nonclinical studies and clinical trials. Interim data from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as participant enrollment continues and more participants’ data become available or as participants from our clinical trials continue other treatments for their disease. Adverse differences between interim data and final data could significantly harm our business prospects. Further, others, including regulatory agencies, may not accept or agree with our assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the approvability or commercialization of the particular product candidate and could adversely affect the success of our business. In addition, the information we choose to publicly disclose regarding a particular study or clinical trial is based on what is typically extensive information, and you or others may not agree with what we determine is material or otherwise appropriate information to include in our disclosure. If the interim, top-line or preliminary data that we report differ from actual results, or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain approval for, and commercialize, WIN378, WIN027 or any other potential future product candidates may be harmed, which could harm our business, financial condition, results of operations and growth prospects. Further, disclosure of interim, top-line or preliminary data by us or by our competitors could result in volatility in the price of our common shares after this offering. Furthermore, if we fail to replicate the positive results from our nonclinical studies or clinical trials in our future clinical trials, we may be unable to successfully develop, obtain regulatory approval for and commercialize WIN378, WIN027 or any other potential future product candidates.

If we encounter difficulties enrolling patients in our clinical trials, our clinical development activities could be delayed or otherwise adversely affected.

We may experience difficulties in patient enrollment in our clinical trials for a variety of reasons. The timely completion of clinical trials in accordance with our protocols depends, among other things, on our ability to enroll a sufficient number of patients who remain in the study until its conclusion. Patient enrollment is affected by many factors, including:

∎	the patient eligibility and exclusion criteria defined in the protocol;

∎	the size of the patient population required for analysis of the trial’s primary endpoints;

∎	the number and location of study sites and proximity of patients to study sites;

∎	the design of the trial;

∎	our ability to recruit clinical trial investigators with the appropriate competencies and experience;

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competing clinical trials and clinicians’ and patients’ perceptions as to the potential advantages and risks of the product candidate being studied in relation to other available therapies, including any new drugs that may be approved for the indications that we are investigating;

∎	our ability to obtain and maintain patient consents; and

∎	the risk that patients enrolled in our clinical trials will drop out of the trials before completion.

We may experience challenges in recruiting principal investigators and patients to participate in ongoing and future clinical trials for WIN378, WIN027 or any other potential future product candidates if we are unable to sufficiently demonstrate the potential of such product candidate. In addition, our clinical trials may compete with other clinical trials for product candidates that are in the same therapeutic areas as WIN378, WIN027 or any other potential future product candidates, and this competition will reduce the number and types of patients available to us, because some patients who might have opted to enroll in our trials may instead opt to enroll in a trial being conducted by one of our competitors. Since the number of qualified clinical investigators is limited, we may conduct some of our clinical trials at the same clinical trial sites that some of our competitors use, which will reduce the number of patients who are available for our clinical trials in such clinical trial site. Furthermore, if significant adverse events or other side effects are observed in any of our clinical trials or in clinical trials of product candidates deemed similar to ours, we may have difficulty recruiting patients to our trials and patients may drop out of our trials.

If we are unable to enroll a sufficient number of patients for our clinical trials, it would result in significant delays or might require us to abandon one or more clinical trials or our development efforts altogether. Delays in patient enrollment may result in increased costs, affect the timing or outcome of the planned clinical trials, product candidate development and approval process and jeopardize our ability to seek and obtain the regulatory approval required to commence product sales and generate revenue, which could prevent completion of these trials, adversely affect our ability to advance the development of WIN378, WIN027 or any other potential future product candidates, cause our value to decline and limit our ability to obtain additional financing if needed.

WIN378, WIN027 or any other potential future product candidates may cause undesirable side effects or have other properties that could delay or prevent regulatory approval, limit the commercial profile of an approved label, or result in significant negative consequences following regulatory approval, if obtained. An important driver of WIN378’s anticipated commercial profile is our target of a twice-yearly dosing regimen; if our clinical trial data does not support twice-yearly dosing or if a more frequent dosing interval is otherwise required in the approved label, WIN378’s differentiation and commercial attractiveness could be reduced relative to what we currently anticipate.

Undesirable side effects caused by WIN378, WIN027 or any other potential future product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA, European Commission, or other comparable foreign regulatory authorities. We may also observe additional safety or tolerability issues with WIN378, WIN027 or any other potential future product candidates in ongoing or future clinical trials. Although WIN378 was generally well-tolerated in a Phase 1 single ascending dose study and a pre-planned interim analysis of the Phase 2 portion of POLARIS-2 in healthy volunteers, including no treatment-related serious adverse events, withdrawals or discontinuations observed, and low rates of injection site reactions and antidrug antibodies, this data was generated in a small, healthy volunteer population and may not be predictive of the safety profile in larger patient populations with asthma or COPD. WIN027 is currently being evaluated in a Phase 1 clinical trial in healthy volunteers, and based on blinded interim data, we have observed a 62-day half-life, low immunogenicity and low rate of injection site reactions.

Many compounds that initially showed promise in clinical or earlier-stage testing are later found to cause undesirable or unexpected side effects that prevented further development of the compound. Results of ongoing or future clinical trials of WIN378, WIN027 or any other potential future product candidates could reveal a high and unacceptable severity and prevalence of side effects or unexpected characteristics, despite no treatment-related serious adverse events were observed in earlier-stage testing. In addition, although we believe that WIN378’s mechanism of action and broader epitope binding profile may differentiate it from other anti-TSLP therapies, and WIN027’s simultaneous inhibition of both TSLP and IL-13 may differentiate it from monospecific therapies, adverse events observed in clinical studies or postmarket use of anti-TSLP therapies, anti-IL-13 therapies, or other anti-TSLP x IL-13 bispecific programs in clinical development may also be observed with WIN378 and WIN027, which could impact our ability to recruit patients to our clinical trials and our clinical development strategy.

If unacceptable side effects arise in the development of WIN378, WIN027 or any other potential future product candidates, we, the FDA, competent authorities of individual EU Member States, or other comparable foreign regulatory authorities, the IRBs, or independent ethics committees at the institutions in which our trials are conducted, could suspend, limit or terminate our clinical trials, or the independent safety monitoring committee could recommend that we suspend, limit or terminate our trials, or the FDA, competent authorities of individual EU Member States or other comparable foreign regulatory authorities could order us to cease clinical trials, or the FDA, the European Commission, or other comparable foreign regulatory authorities could deny approval of WIN378,

WIN027 or any other potential future product candidates for any or all targeted indications. Treatment-emergent side effects that are deemed to be drug-related could delay recruitment of clinical trial subjects or may cause subjects that enroll in our clinical trials to discontinue participation in our clinical trials. In addition, these side effects may not be appropriately recognized or managed by the treating medical staff. We may need to train medical personnel using WIN378, WIN027 or any other potential future product candidates to understand the side effect profiles for our clinical trials and upon any commercialization of WIN378, WIN027 or any other potential future product candidates. Inadequate training in recognizing or managing the potential side effects of WIN378, WIN027 or any other potential future product candidates could result in harm to patients that are administered WIN378, WIN027 or any other potential future product candidates. Any of these occurrences may adversely affect our business, financial condition, results of operations and growth prospects significantly.

Moreover, clinical trials are conducted in carefully defined sets of patients who have agreed to enter into clinical trials. Consequently, it is possible that our clinical trials may indicate an apparent positive effect of a product candidate that is greater than the actual positive effect, if any, or alternatively fail to identify undesirable side effects.

Other potentially significant negative consequences associated with adverse events include:

∎	we may be required to suspend marketing of a product, or we may decide to remove such product from the marketplace;

∎	regulatory authorities may withdraw or change their approvals of a product;

∎	regulatory authorities may require additional warnings on the label or limit access of a product to

∎	selective specialized centers with additional safety reporting and with requirements that patients

∎	be geographically close to these centers for all or part of their treatment;

∎	we may be required to create a medication guide outlining the risks of a product for patients, or to

∎	conduct post-marketing studies;

∎	we may be required to change the way a product is administered;

∎	we could be subject to fines, injunctions, or the imposition of criminal or civil penalties, or be sued

∎	and held liable for harm caused to subjects or patients; and

∎	a product may become less competitive, and our reputation may suffer.

Any of these events could diminish the usage or otherwise limit the commercial success of our product candidates and prevent us from achieving or maintaining market acceptance of our product candidates, if approved by the FDA or other regulatory authorities.

If we fail to expand our development of WIN378 and WIN027 into additional indications, or discover or acquire, and subsequently develop and commercialize other product candidates, we may be unable to grow our business and our ability to achieve our strategic objectives would be impaired.

Although the development and commercialization of WIN378 in severe asthma and COPD, and of WIN027 in COPD and atopic dermatitis, represent our current clinical focus, as part of our longer-term growth strategy, we plan to initiate and advance development of WIN378 and WIN027 in additional indications, including, for WIN378, indications such as chronic rhinosinusitis with nasal polyps and eosinophilic esophagitis. Expansion into new indications will require additional, time-consuming development efforts prior to commercial sale, including nonclinical studies, clinical trials and approval by the FDA, the European Commission, and comparable foreign regulatory authorities. All product candidates are prone to the risks of failure that are inherent in pharmaceutical product development, including the possibility that the product candidate will not be shown to be sufficiently safe, pure and potent, or effective for approval by regulatory authorities. In addition, we cannot assure you that any such products that are approved will be manufactured or produced economically, successfully commercialized or widely accepted in the marketplace or be more effective than other commercially available alternatives.

Risks Related to the Commercialization of WIN378, WIN027 or Any Other Potential Future Product Candidates

Even if WIN378, WIN027 or any other potential future product candidates receive regulatory approval, such product candidate may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success, in which case we may not generate significant revenues or become profitable.

We have never commercialized a product, and even if WIN378, WIN027 or any other potential future product candidate is approved by the appropriate regulatory authorities for marketing and sale, such product candidate may nonetheless fail to achieve sufficient market acceptance by physicians, patients, third-party payors and others in the medical community. Many of the indications for WIN378 and WIN027 have well-established standards of care that physicians, patients and payors are familiar with. Even if WIN378, WIN027 or any other potential future product candidates are successful in registrational clinical trials, such product candidate may not be successful in displacing these current standards of care if we are unable to demonstrate superior efficacy, safety, ease of administration and/or cost-effectiveness. For example, physicians may be reluctant to start biologic-naïve patients on a new medication or take their patients off their current medications and switch their treatment regimen to WIN378, WIN027 or any other potential future product candidates. Further, patients often acclimate to the treatment regimen that they are currently taking and do not want to switch unless their physicians recommend switching products or they are required to switch due to lack of coverage and adequate reimbursement. Even if we are able to demonstrate WIN378’s, WIN027’s or any other potential future product candidates’ safety, purity and potency, or efficacy to the FDA, the European Commission, and other regulators, safety or efficacy concerns in the medical community may hinder market acceptance.

Efforts to educate the medical community and third-party payors on the benefits of WIN378, WIN027 or any other potential future product candidates may require significant resources, including management time and financial resources, and may not be successful. If WIN378, WIN027 or any other potential future product candidates are approved but do not achieve an adequate level of market acceptance, we may not generate significant revenues and we may not become profitable. The degree of market acceptance of WIN378, WIN027 or any other potential future product candidates, if approved for commercial sale, will depend on a number of factors, including:

∎	the efficacy and safety of the product;

∎	the potential advantages of the product compared to competitive therapies;

∎	the prevalence and severity of any side effects;

∎	whether the product is designated under physician treatment guidelines as a first-, second- or third-line therapy;

∎	our ability, or the ability of any future collaborators, to offer the product for sale at competitive prices;

∎	the product’s convenience and ease of administration compared to alternative treatments;

∎	the willingness of the target patient population to try, and of physicians to prescribe, the product;

∎	limitations or warnings, including distribution or use restrictions contained in the product’s approved labeling;

∎	the strength of sales, marketing and distribution support;

∎	changes in the standard of care for the targeted indications for the product; and

∎	availability and adequacy of coverage and reimbursement from government payors, managed care plans and other third-party payors.

Any failure by WIN378, WIN027 or any other potential future product candidate that obtains regulatory approval to achieve market acceptance or commercial success would adversely affect our business prospects.

Competitive products may reduce or eliminate the commercial opportunity for WIN378, WIN027 or any other potential future product candidates, if approved. If our competitors develop technologies or product candidates more rapidly than we do, or their technologies or product candidates are more effective or safer than ours, our ability to develop and successfully commercialize WIN378, WIN027 or any other potential future product candidates may be adversely affected.

The clinical and commercial landscapes for the treatment of inflammatory diseases are highly competitive and subject to rapid and significant technological change. We face competition with respect to our indications for

WIN378, WIN027 and will face competition with respect to any other drug candidates that we may seek to develop or commercialize in the future, from major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide. There are a number of large pharmaceutical and biotechnology companies, such as Amgen Inc., Apogee Therapeutics, Inc. (acquired by AbbVie Inc.), AstraZeneca plc, Belenos Biosciences Inc., Generate Biomedicines, Inc., GSK plc, Johnson & Johnson, KeyMed Biosciences Inc., Eli Lilly and Company, Pfizer Inc., Sanofi S.A., and Upstream Bio, Inc. that currently market and sell drugs or are pursuing the development of drug candidates for the treatment of the indications that we are pursuing. Potential competitors also include academic institutions, government agencies and other public and private research organizations that conduct research, seek patent protection and establish collaborative arrangements for research, development, manufacturing and commercialization.

Our potential competitors include large pharmaceutical and biotechnology companies, specialty pharmaceutical and generic drug companies, academic institutions, government agencies and research institutions. See the section titled “Business—Competition” included elsewhere in this prospectus for examples of the competition that WIN378 or WIN027 faces.

In most cases, we do not currently plan to run head-to-head clinical trials evaluating WIN378, WIN027 or any other potential future product candidates against the current standards of care, which may make it more challenging for WIN378, WIN027 or any other potential future product candidates to compete against the current standards of care due to the lack of head-to-head clinical trial data.

Our competitors may have significantly greater financial resources, established presence in the market, expertise in research and development, manufacturing, nonclinical and clinical testing, obtaining regulatory approvals and reimbursement and marketing approved products than we do. Accordingly, our competitors may be more successful than we may be in obtaining regulatory approval for therapies and achieving widespread market acceptance. Our competitors’ products may be more effective, or more effectively marketed and sold, than WIN378, WIN027 or any other potential future product candidates we may commercialize and may render our therapies obsolete or non-competitive before we can recover development and commercialization expenses. If WIN378, WIN027 or any other potential future product candidates are approved, it could compete with a range of therapeutic treatments that are in development. In addition, our competitors may succeed in developing, acquiring or licensing technologies and drug products that are more effective or less costly than WIN378, WIN027 or any other potential future product candidates, which could render WIN378, WIN027 or any other potential future product candidates obsolete and noncompetitive.

If we obtain approval for WIN378, WIN027 or any other potential future product candidates, we may face competition based on many different factors, including the efficacy, safety and tolerability of our products, the ease with which our products can be administered, the timing and scope of regulatory approvals for these products, the availability and cost of manufacturing, marketing and sales capabilities, price, reimbursement coverage and patent position. Existing and future competing products could present superior treatment alternatives, including being more effective, safer, less expensive or marketed and sold more effectively than any products we may develop. Competitive products may make any products we develop obsolete or noncompetitive before we recover the expense of developing and commercializing WIN378, WIN027 or any other potential future product candidates. Such competitors could also recruit our employees, which could negatively impact our level of expertise and our ability to execute our business plan.

In addition, our competitors may obtain patent protection, regulatory exclusivities or FDA approval and commercialize products more rapidly than we do, which may impact future approvals or sales of WIN378, WIN027 or any other potential future product candidates that receive regulatory approval. If the FDA approves the commercial sale of WIN378, WIN027 or any other potential future product candidates, we will also be competing with respect to marketing capabilities and manufacturing efficiency. We expect competition among products will be based on product efficacy and safety, the timing and scope of regulatory approvals, availability of supply, marketing and sales capabilities, product price, reimbursement coverage by government and private third-party payors, regulatory exclusivities and patent position. Our profitability and financial position will suffer if WIN378, WIN027 or any other potential future product candidates receives regulatory approval but cannot compete effectively in the marketplace.

Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller and other early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These third parties compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites, as well as in acquiring technologies complementary to, or necessary for, our programs.

If we are unable to develop our sales, marketing and distribution capability on our own or through collaborations with marketing partners, we will not be successful in commercializing WIN378, WIN027 or any other potential future product candidates.

We currently have no marketing, sales or distribution capabilities. We intend to establish a sales and marketing organization, either on our own or in collaboration with third parties, with technical expertise and supporting distribution capabilities to commercialize WIN378, WIN027 or any other potential future product candidates that may receive regulatory approval in key territories. These efforts will require substantial additional resources, some or all of which may be incurred in advance of any approval of the product candidate. Any failure or delay in the development of our or third parties’ internal sales, marketing and distribution capabilities would adversely impact the commercialization of WIN378, WIN027 or any other potential future product candidates.

Factors that may inhibit our efforts to commercialize WIN378, WIN027 or any other potential future product candidates on our own include:

∎	our inability to recruit and retain an adequate number of effective sales and marketing personnel;

∎	the inability of sales personnel to obtain access to or persuade an adequate number of physicians to prescribe any future products;

∎	the lack of complementary products to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines; and

∎	unforeseen costs and expenses associated with creating an independent sales and marketing organization.

With respect to WIN378, WIN027 or any other potential future product candidates, we may choose to collaborate with third parties that have direct sales forces and established distribution systems to serve as an alternative to our own sales force and distribution systems. Our future product revenue may be lower than if we directly marketed or sold WIN378, WIN027 or any other potential future product candidates, if approved. In addition, any revenue we receive will depend in whole or in part upon the efforts of these third parties, which may not be successful and are generally not within our control. If we are not successful in commercializing any approved products, our future product revenue will suffer and we may incur significant additional losses.

If we do not establish sales and marketing capabilities successfully, either on our own or in collaboration with third parties, we will not be successful in commercializing WIN378, WIN027 or any other potential future product candidates.

The increasing use of social media platforms presents new risks and challenges.

Social media is increasingly being used to communicate about our clinical development programs and the diseases our therapeutics are being developed to treat, and we intend to utilize appropriate social media in connection with our commercialization efforts following approval of our product candidates, if any. Social media practices in the biopharmaceutical industry continue to evolve and regulations and regulatory guidance relating to such use are evolving and not always clear. This evolution creates uncertainty and risk of noncompliance with regulations applicable to our business, resulting in potential regulatory actions against us, along with the potential for litigation related to off-label marketing or other prohibited activities. For example, patients may use social media channels to comment on their experience in an ongoing blinded clinical trial or to report an alleged adverse event. When such disclosures occur, there is a risk that trial enrollment may be adversely impacted, that we fail to monitor and comply with applicable adverse event reporting obligations or that we may not be able to defend our business or the public’s legitimate interests in the face of the political and market pressures generated by social media due to restrictions on what we may say about our product candidates. There is also a risk of inappropriate disclosure of sensitive information or negative or inaccurate posts or comments about us on any social networking website. If any of these events were to occur or we otherwise fail to comply with applicable regulations, we could incur liability, face regulatory actions or incur other harm to our business.

Risks Related to Employee Matters and Managing Growth

We expect to expand our organization, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

We expect to experience significant growth in the number of our employees and the scope of our operations, particularly in the areas of regulatory affairs and sales, marketing and distribution, as well as to support our public company operations. To manage these growth activities, we must continue to implement and improve our managerial, operational, quality and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Our management may need to devote a significant amount of its attention to managing these growth activities. Due to our limited financial resources and the limited experience of our management team in managing a company with such anticipated growth, we may not be able to effectively manage the expansion or relocation of our operations, retain key employees, or identify, recruit and train additional qualified personnel. Our inability to manage the expansion or relocation of our operations effectively may result in weaknesses in our infrastructure, give rise to operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. Our expected growth could also require significant capital expenditures and may divert financial resources from other projects, such as the development of additional product candidates. If we are unable to effectively manage our expected growth, our expenses may increase more than expected, our ability to generate revenues could be reduced and we may not be able to implement our business strategy, including the successful commercialization of WIN378, WIN027 or any other potential future product candidates.

Our success and our future growth depend in part on attracting, hiring and retaining our key personnel and recruiting additional qualified personnel.

Our success depends significantly upon the continued service, leadership and contributions of our key management and scientific personnel, for example, Dr. Luca Santarelli, our Chief Executive Officer and Dr. Omar Khwaja, our Chief Medical Officer, many of whom have been instrumental for us and have substantial experience with developing therapies, identifying potential product candidates and building the technologies related to the clinical development of WIN378, WIN027 or any other potential future product candidates. As we continue developing WIN378, WIN027 or any other potential future product candidates, we will require personnel with medical, scientific, or technical qualifications specific to each program. The loss of Dr. Santarelli, Dr. Khwaja or other key personnel would delay our research and development activities and could impair our ability to execute our strategy, raise capital, pursue business development opportunities and advance our product candidates. Despite our efforts to retain valuable employees, members of our team may terminate their employment with us on relatively short notice. The competition for qualified personnel in the biotechnology and biopharmaceutical industries is intense, and our future success depends upon our ability to attract, retain, and motivate highly skilled scientific, technical and managerial employees. We face competition for personnel from other companies, universities, public and private research institutions, and other organizations. If our recruitment and retention efforts are unsuccessful in the future, it may be difficult for us to implement our business strategy, which would have a material adverse effect on our business.

In addition, our clinical operations and research and development programs depend on our ability to attract and retain highly skilled scientists, data scientists, and engineers. There is powerful competition for skilled personnel in these geographical markets, and we have from time to time experienced, and we expect to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications on acceptable terms, or at all. Many of the companies with which we compete for experienced personnel have greater resources than we do, and any of our employees may terminate their employment with us at any time. If we hire employees from competitors or other companies, their former employers may attempt to assert that these employees or we have breached legal obligations, resulting in a diversion of our time and resources and, potentially, damages. In addition, job candidates and existing employees often consider the value of the equity awards they receive in connection with their employment. If the perceived benefits of our equity awards decline, it may harm our ability to recruit and retain highly skilled employees. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business and future growth prospects would be harmed.

Laws and regulations on executive compensation, including legislation in our home country, Switzerland, may restrict our ability to attract, motivate and retain the required level of qualified personnel for our executive committee. In Switzerland, legislation affecting public companies is in force that, among other things, (1) imposes an annual binding shareholders’ “say on pay” vote with respect to the compensation of our executive committee and board of directors, (2) generally prohibits severance, certain advance payments, transaction premiums and similar payments to members of our executive committee and board of directors, and (3) requires companies to specify certain compensation-related matters in their articles of association, thus requiring them to be approved by a shareholders’ vote. Because the Swiss legislation affecting public companies will apply to operations in the United States and may be more onerous and restrictive than comparable laws and regulations applying to U.S. domiciled companies, recruiting and retaining members of our executive committee and board of directors in the United States may be even more difficult as compared to companies domiciled in the United States.

Risks Related to Our Dependence on Third Parties

We currently rely, and plan to rely in the future, on third parties to conduct and support our clinical trials. If they do not perform satisfactorily, we may not be able to obtain regulatory approval or commercialize WIN378, WIN027 or any other potential future product candidates, or such approval or commercialization may be delayed, and our business could be substantially harmed.

We have relied upon and plan to continue to rely on third parties, such as CROs, clinical data management organizations, medical institutions and clinical investigators, to conduct our clinical trials and expect to rely on these third parties to conduct clinical trials for WIN378, WIN027 or any other potential future product candidates that we develop. Our ability to complete clinical trials in a timely fashion depends on a number of key factors. These factors include protocol design, regulatory and IRB approval, or positive opinions from ethics committees, patient enrollment rates and compliance with GCPs. We have opened clinical trial sites and are enrolling patients in a number of countries where our experience is limited. In most cases, we use the services of third parties, including CROs, to carry out our clinical trial-related activities and rely on such parties to accurately report their results. Our reliance on third parties for clinical development activities may impact or limit our control over the timing, conduct, expense and quality of our clinical trials. Moreover, the FDA requires us to comply with GCPs for conducting, recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of trial participants are protected. The FDA enforces these GCPs through periodic inspections of clinical trial sponsors, principal investigators, clinical trial sites and IRBs. For certain commercial prescription drug products, manufacturers and other parties involved in the supply chain must also meet chain of distribution requirements and build electronic, interoperable systems for product tracking and tracing and for notifying the FDA of counterfeit, diverted, stolen and intentionally adulterated products or other products that are otherwise unfit for distribution in the United States. Comparable requirements and enforcement actions apply in foreign countries.

We remain responsible for ensuring that each of our trials is conducted in accordance with the applicable protocol, informed consent forms submitted to competent regulatory authorities, legal and regulatory requirements and scientific standards. Our failure or the failure of third parties to comply with the applicable protocol, informed consent forms, legal and regulatory requirements and scientific standards can result in rejection of our clinical trial data or other sanctions. If we or our third-party clinical trial providers or third-party CROs do not successfully carry out these clinical activities, our clinical trials or the potential regulatory approval of a product candidate may be delayed or be unsuccessful. Additionally, if we or our third-party contractors fail to comply with applicable GCPs, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving WIN378, WIN027 or any other potential future product candidates, which would delay the regulatory approval process. We cannot be certain that, upon inspection, the FDA or comparable foreign regulatory authorities will determine that any of our clinical trials comply with GCPs. We are also required to register certain clinical trials and post the results of completed clinical trials on a government-sponsored database, ClinicalTrials.gov, within certain timeframes. Failure to do so can result in fines, adverse publicity and civil and criminal sanctions. Comparable transparency and publication requirements apply in foreign countries.

In particular, if the sponsor of a clinical trial is not established within the EU, it must appoint an EU entity to act as its legal representative. Compliance with the CTR requirements by us and our third-party service providers, such as CROs, may impact our development plans.

Our third-party contractors, including CROs, may not devote sufficient time or resources to our programs, may face their own operational challenges, or may terminate their engagements with us, and the loss or replacement of a key third-party provider could delay our clinical trials or increase our costs.

The third parties conducting clinical trials on our behalf are not our employees, and except for remedies available to us under our agreements with such contractors, we cannot control whether or not they devote sufficient time, skill and resources to our ongoing development programs. Moreover, many CROs, including some of those that we have engaged to conduct our clinical trials, are experiencing enrollment challenges as a result of, among other things, high employee turnover driven by the post-COVID macroeconomic environment and the inexperience of new employees. Furthermore, at clinical trial sites, the availability of staff and trial participants has been limited due to a decrease in the number of clinical investigative sites across the globe. These contractors may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical trials or other drug development activities, which could impede their ability to devote appropriate time to our clinical programs. If these third parties, including clinical investigators, do not successfully carry out their contractual duties, meet expected deadlines or conduct our clinical trials in accordance with regulatory requirements or our stated protocols, we may not be able to obtain, or may be delayed in obtaining, regulatory approvals for WIN378, WIN027 or any other potential future product candidates. If that occurs, we will not be able to, or may be delayed in our efforts to, successfully commercialize WIN378, WIN027 or any other potential future product candidates. In such an event, our financial results and the commercial prospects for WIN378, WIN027 or any other potential future product candidates that we seek to develop could be harmed, our costs could increase and our ability to generate revenues could be delayed, impaired or foreclosed.

We rely on third parties to store and distribute drug supplies for our clinical trials, and any performance failure by these distributors could delay our clinical development or regulatory approval efforts.

We rely on other third parties to store and distribute drug supplies for our clinical trials. Any performance failure on the part of our distributors could delay clinical development or regulatory approval of WIN378, WIN027 or any other potential future product candidates or commercialization of any resulting products, producing additional losses and depriving us of potential product revenue.

Any of the third-party organizations we utilize may terminate their engagements with us under certain circumstances. The replacement of an existing CRO or other third party may result in the delay of the affected trials or otherwise adversely affect our efforts to obtain regulatory approvals and commercialize WIN378, WIN027 or any other potential future product candidates. For example, although we believe there are a number of other CROs we could engage, we may not be able to enter into alternative arrangements or do so on commercially reasonable terms. In addition, while we believe there may be suitable replacements for one or more of these service providers, there is a natural transition period when a new service provider begins work. As a result, delays may occur, which could negatively impact our ability to meet our expected clinical development timelines and harm our business, financial condition, results of operations and growth prospects.

Our reliance on license arrangements, manufacturing activities and supply-chain components connected to the PRC may expose us to geopolitical, tariff, trade restriction, licensing and other risks, which could adversely affect our development programs and business.

We in-license WIN378 from Kelun and HBM and WIN027 from Qyuns, each of which is based in the PRC or has substantial operations in the PRC, and we rely on these licensors for certain development, manufacturing, technology transfer, regulatory and other activities relating to our product candidates. Our ability to develop and commercialize WIN378, WIN027 and any other potential future product candidates therefore may be affected by geopolitical tensions involving the PRC, changes in U.S., PRC or other governmental policies toward cross-border biotechnology licensing or collaboration, restrictions on technology transfer, export controls, sanctions, investment screening, data-transfer limitations, changes in PRC laws or regulatory enforcement, or other measures that make it more difficult, costly or time-consuming for us to obtain, maintain or exercise rights under license agreements with PRC-based counterparties. Any such developments could impair our ability to receive necessary information, regulatory support, know-how, technology, clinical or manufacturing data, materials or other assistance from our licensors, could delay or prevent the transfer of manufacturing or other activities outside the PRC, could limit our ability to enter into future in-license or collaboration arrangements with PRC-based biotechnology companies, or could otherwise adversely affect our business, financial condition, results of operations and growth prospects.

If our information technology systems or those of third parties with whom we work (including our CROs or other contractors), or our data, are or were compromised, we could experience adverse consequences resulting from such compromise, including but not limited to regulatory investigations or actions, litigation, fines and penalties, disruptions of our business operations, reputational harm, loss of revenue or profits and other adverse consequences.

In the ordinary course of our business, we and the third parties with whom we work process sensitive data including personal data (such as health and clinical trial-related data). Cyberattacks, malicious internet-based activity, online and offline fraud and other similar activities threaten the confidentiality, integrity and availability of our sensitive data and information technology systems and those of the third parties with whom we work. Such threats are prevalent and continue to rise, are increasingly difficult to detect and come from a variety of sources, including traditional computer “hackers,” threat actors, “hacktivists,” organized criminal threat actors, personnel (such as through theft or misuse), sophisticated nation states and nation-state-supported actors. Some actors now engage and are expected to continue to engage in cyberattacks, including without limitation nation-state actors for geopolitical reasons and in conjunction with military conflicts and defense activities. During times of war and other major conflicts, we and the third parties with whom we work may be vulnerable to a heightened risk of these attacks, including retaliatory cyberattacks, that could materially disrupt our systems and operations, supply chain and ability to operate our business (including our ability to conduct our clinical trials).

We and the third parties with whom we work are also subject to a variety of evolving threats, including social-engineering attacks (including through deep fakes and phishing attacks), malicious code (such as viruses and worms), malware (including as a result of advanced persistent threat intrusions), denial-of-service attacks, credential stuffing attacks, credential harvesting, ransomware attacks, supply-chain attacks, software bugs, server malfunctions, telecommunications failures, electrical failures, loss of data or other information technology assets, adware, natural disasters (including fires and earthquakes), attacks enhanced or facilitated by AI and other similar threats. In particular, severe ransomware attacks are becoming increasingly prevalent and can lead to significant interruptions in our operations, loss of sensitive data and income, reputational harm and diversion of funds. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments.

As a result of a hybrid working environment, we also face increased cybersecurity risks due to our reliance on internet technology and the number of our employees who are working remotely, which may create additional opportunities for cybercriminals to exploit vulnerabilities. Furthermore, because the techniques used to obtain unauthorized access to, or to sabotage systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques and/or implement adequate preventative measures.

Due to the nature of some of the attacks described herein, there is a risk that an attack may remain undetected for a period of time. Even if identified, we may be unable to adequately investigate or remediate incidents or breaches due to attackers increasingly using tools and techniques that are designed to circumvent controls, to avoid detection, and to remove or obfuscate forensic evidence.

Future acquisitions or integrations expose us to additional cybersecurity risks and vulnerabilities, as our systems could be negatively affected by vulnerabilities present in acquired or integrated entities’ systems and technologies, and we may discover security issues that were not found during due diligence of such acquired or integrated entities.

We rely on third parties to operate critical business systems and to process sensitive data in a variety of contexts, including cloud-based infrastructure, data center facilities, encryption and authentication technology, and other functions. Our ability to monitor these third parties’ information security practices is limited, and these third parties may not have adequate information security measures in place. In addition, supply-chain attacks have increased in frequency and severity, and we cannot guarantee that third parties’ infrastructure in our supply chain or that of the third parties with whom we work have not been compromised. Likewise, we rely on our third-party research collaborators for research and development of WIN378 and WIN027 and other third parties to conduct clinical trials, and similar events relating to their information technology systems could also seriously harm our business. While we continue to make investments to improve the protection of data and information technology, there can be no assurance that our efforts will prevent service interruptions or security breaches or effectively mitigate their impacts.

We and certain of our service providers are from time to time subject to cyberattack attempts or incidents and security incidents. Any cybersecurity incident could adversely affect our business, by leading to, for example, the loss of trade secrets or other intellectual property, demands for ransom or other forms of blackmail, or the unauthorized disclosure of sensitive information of our personnel, clinical trial participants, and others. We have in the past and may in the future expend significant resources or modify our business activities (including our clinical trial activities) to try to protect against security incidents. Applicable data privacy and security obligations require us, or we may voluntarily choose, to notify relevant stakeholders, including affected individuals and regulators, of security incidents or to take other actions, such as providing credit monitoring and identity theft protection services. Such disclosures and related actions can be costly, and the disclosure or the failure to comply with such applicable requirements could lead to adverse consequences. We could be subject to breach notification requirements, regulatory actions taken by governmental authorities, litigation (including class claims) under laws that protect the privacy of personal information, indemnification obligations, negative publicity, reputational harm, or other forms of legal proceedings, which could result in significant liabilities or penalties, result in substantial costs and distract management. Further, a cybersecurity incident may disrupt our business or damage our reputation, which could have a material adverse effect on our business, financial condition, results of operations, growth prospects, share price and shareholder value. We could also incur substantial remediation costs, including the costs of investigating the incident, repairing or replacing damaged systems, restoring normal business operations, implementing increased cybersecurity protections, and paying increased insurance premiums.

In particular, the loss of clinical trial data from completed, ongoing or future clinical trials could result in delays in or denials of our regulatory approval efforts and significantly increase our costs to recover or reproduce the data.

Our contracts may not contain relevant limitations of liability, and even where they do, there can be no assurance that such limitations of liability in our contracts are sufficient to protect us from liabilities, damages or claims related to our data privacy and security obligations. We cannot be sure that our insurance coverage will be adequate or sufficient to protect us from or to mitigate liabilities arising out of our privacy and security practices, that such coverage will continue to be available on commercially reasonable terms or at all, or that such coverage will pay future claims.

In addition to experiencing a security incident, third parties may gather, collect or infer sensitive data about us from public sources, data brokers or other means that reveal competitively sensitive details about our organization and could be used to undermine our competitive advantage or market position.

We may seek to establish collaborations and, if we are not able to establish them on commercially reasonable terms, we may have to alter our development and commercialization plans.

The advancement, development programs and potential commercialization of WIN378, WIN027 or any other potential future product candidates will require substantial additional cash to fund expenses. For some of our programs, we may decide to collaborate with other pharmaceutical and biotechnology companies with respect to development and potential commercialization. Likely collaborators may include large and mid-size pharmaceutical companies, regional and national pharmaceutical companies and biotechnology companies. In addition, if we are able to obtain regulatory approval for WIN378, WIN027 or any other potential future product candidates from foreign regulatory authorities, we may enter into collaborations with international biotechnology or pharmaceutical companies for the commercialization of such product candidate.

We face significant competition in seeking appropriate collaborators. Whether we reach a definitive agreement for a collaboration will depend, among other things, upon our assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors. Those factors may include the potential differentiation of WIN378, WIN027 or any other potential future product candidates from competing product candidates, design or results of clinical trials, the likelihood of approval by the FDA, the European Commission, or other comparable foreign regulatory authorities and the regulatory pathway for any such approval, the potential market for the product candidate, the costs and complexities of manufacturing and delivering the product to patients and the potential of competing products. The collaborator may also consider alternative product candidates or technologies for similar indications that may be available for collaboration and whether such a collaboration could be more attractive than the one with us for WIN378, WIN027 or any other potential future product candidates. If we elect to increase our expenditures to fund development or commercialization activities on our own, we may need to obtain additional capital, which may not be available to us on acceptable terms or at all. If we do not have sufficient funds, we may not be able to further develop WIN378, WIN027 or any other potential future product candidates or bring them to market and generate product revenue.

Collaborations are complex and time-consuming to negotiate and document. Further, there have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators. Any collaboration agreements that we enter into in the future may contain restrictions on our ability to enter into potential collaborations or to otherwise develop specified product candidates. We may not be able to negotiate collaborations on a timely basis, on acceptable terms, or at all. If we are unable to do so, we may have to curtail the development of WIN378, WIN027 or any other potential future product candidates for which we are seeking to collaborate, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense.

Our existing research and development arrangement as well as any future collaborations with third parties for the development and commercialization of WIN378, WIN027 or any other potential future product candidates may not be successful, which could adversely affect our ability to advance WIN378, WIN027 or any other potential future product candidates.

We have entered into the Kelun-HBM Agreement, pursuant to which Kelun and HBM retain rights to develop and commercialize WIN378 in the PRC independently of us, and the Qyuns Agreement, pursuant to which Qyuns retains rights to develop and commercialize WIN027 in the PRC independently of us. We may in the future also enter into sublicense or partnership agreements with third parties for the development or commercialization of WIN378, WIN027 or any other potential future product candidates in parts of our licensed territory. Our ability to generate revenues from these arrangements will depend on any future collaborators’ abilities to successfully perform. Under the Kelun-HBM Agreement, Kelun and HBM may conduct their own clinical development program for WIN378 in the PRC, including clinical trials in the PRC that we do not control or fund. As of the date of this prospectus, Kelun and HBM are not conducting, and have no current plans to conduct, an independent clinical development program for WIN378 in the PRC; however, they could elect to initiate such a program in the future, and any clinical data generated independently in that territory could influence regulatory authorities’ assessment of our marketing authorization applications in the United States and other jurisdictions within our licensed territory. Similarly, under the Qyuns Agreement, Qyuns is conducting its own Phase 1 clinical trial for WIN027 in the PRC, has initiated their Phase 2 studies in atopic dermatitis and CRSwNP and plans to begin a Phase 2 study in asthma by the end of 2026 in the PRC in which we will also participate. The results of these studies being conducted independently in the PRC, and the pace and manner in which they are conducted, may affect the global clinical data package for WIN378 and WIN027 and could influence regulatory authorities’ assessment of our marketing authorization applications in the United States and other jurisdictions in our licensed territory. In addition, we expect that a substantial portion of the cost of the WIN027 Phase 2b COPD study will be funded by Qyuns through its PRC development activities, and any failure by Qyuns to perform or fund its portion of that program could delay or increase the cost of our global COPD development plan for WIN027. Any future sublicensees or commercialization collaborators may also have the right to abandon development or commercialization activities and terminate applicable agreements, including funding obligations, prior to or upon the expiration of the agreed upon terms.

Collaborations involving WIN378, WIN027 or any other potential future product candidates pose a number of risks, including the following:

∎	any future collaborators have significant discretion in determining the efforts and resources that they will apply to these collaborations;

∎	any future collaborators may not perform their obligations as expected;

∎

any future collaborators may not pursue development and commercialization of WIN378, WIN027 or any other potential future product candidates or may elect not to continue or renew development or commercialization programs, based on clinical trial results, changes in the collaborators’ strategic focus or available funding or external factors, such as an acquisition, which divert resources or create competing priorities;

∎

each of Kelun and HBM (with respect to WIN378) and Qyuns (with respect to WIN027) retains independent development and commercialization rights, over which we have no operational control and which we do not fund; any clinical trials or development activities they conduct in the PRC may produce clinical data that is inconsistent with our own data, may be subject to regulatory findings in the PRC that affect global development, or may be deprioritized, delayed, or abandoned by the respective licensor, each of which could adversely affect our global clinical and regulatory strategy; while we retain certain contractual decision rights that may allow us to object to or limit licensor development activities that could materially and adversely affect our program in certain defined circumstances, these rights may not be sufficient to prevent all potential adverse consequences to our global development program;

∎

if Kelun and HBM (with respect to WIN378) or Qyuns (with respect to WIN027) sublicenses its development and commercialization rights in certain Asian countries and territories, including the PRC to third parties, despite our decision rights with respect to such sublicensees’ development and commercialization activities, any development activities conducted by such sublicensees in such Asian countries and territories would be further removed from our oversight and influence, and clinical data generated by such sublicensees could affect our global clinical data package or regulatory position in ways that we could not anticipate or prevent;

∎

any future collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon WIN378, WIN027 or any other potential future product candidates, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

∎	any future collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with WIN378, WIN027 or any other potential future product candidates;

∎	any future collaborator with marketing and distribution rights to one or more products may not commit sufficient resources to the marketing and distribution of such product or products;

∎

disagreements with Kelun, HBM, Qyuns or any future collaborators, including disagreements over proprietary rights, including trade secrets and intellectual property rights, contract interpretation, or the preferred course of development might cause delays or termination of the research, development or commercialization of WIN378, WIN027 or any other potential future product candidates, might lead to additional responsibilities for us with respect to such product candidate, or might result in litigation or arbitration, any of which would be time-consuming and expensive;

∎

any future collaborators may not properly maintain or defend our intellectual property rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential litigation;

∎	any future collaborators may infringe the intellectual property rights of third parties, which may expose us to litigation and potential liability; and

∎	any future collaborations may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable product candidate.

Collaboration agreements may not lead to development or commercialization of WIN378, WIN027 or any other potential future product candidates in the most efficient manner or at all. If any future collaborator of ours is involved in a business combination, it could decide to delay, diminish or terminate the development or commercialization of WIN378, WIN027 or any other potential future product candidates licensed to it by us.

We are currently in the process of transferring, or may in the future transfer, the manufacturing of our clinical trial material from facilities in the PRC to contract manufacturing organizations in the United States. Our use of third parties to manufacture WIN378, WIN027 or any other potential future product candidates may increase the risk that we will not have sufficient quantities of WIN378, WIN027 or any other potential future product candidates, raw materials, active pharmaceutical ingredients, or APIs, or drug products when needed or at an acceptable cost.

We do not own or operate manufacturing facilities for the production of clinical or commercial quantities of WIN378, WIN027 or any other potential future product candidates, and we lack the resources and the capabilities to do so. Our current strategy is to outsource all manufacturing of WIN378, WIN027 or any other potential future product candidates to third parties.

For WIN378, clinical supply of drug substance and drug product was manufactured by our licensor Kelun at its facilities in the PRC and we are in the process of transferring the manufacturing process to contract manufacturing organizations in the United States, which is expected to complete by the end of 2026. For WIN027, our licensor

Qyuns is currently responsible for manufacturing clinical trial material, including drug product for our ongoing Phase 1 clinical trial, in the PRC. We plan to transfer the manufacturing process for WIN027 to the United States in the future, although this process has not yet begun and there can be no assurance as to the timing or terms on which such a transfer will be completed. We cannot guarantee that we will complete the manufacturing transfer in time or complete the manufacturing transfer successfully at all. We remain reliant on Kelun for WIN378 and Qyuns for WIN027, to the extent our manufacturing transfer process is underway, and any disruption to their operations—including failure to maintain compliance with current Good Manufacturing Practices, or cGMP, capacity constraints, regulatory findings, or early termination of our manufacturing agreement—could delay our clinical trials or, if WIN378 or WIN027 is approved, our ability to supply commercial quantities. We may incur added costs and delays in identifying, qualifying, and transitioning to another manufacturer.

In addition, we typically order raw materials, APIs and drug product and services on a purchase order basis and do not enter into long-term dedicated capacity or minimum supply arrangements with any commercial manufacturer. We may not be able to timely secure needed supply arrangements on satisfactory terms, or at all. Our failure to secure these arrangements as needed could have a material adverse effect on our ability to complete the development of WIN378, WIN027 or any other potential future product candidates or, to commercialize them, if approved. We may be unable to conclude agreements for commercial supply with third-party manufacturers or may be unable to do so on acceptable terms. There may be difficulties in scaling up to commercial quantities and formulation of WIN378, WIN027 or any other potential future product candidates, and the costs of manufacturing could be prohibitive.

If our manufacturers have difficulty or suffer delays in successfully manufacturing material that meets our specifications, it may limit supply of WIN378, WIN027 or any other potential future product candidates and could delay our clinical trials. We cannot assure you that similar or longer delays will not be necessary in the future.

Even if we are able to establish and maintain arrangements with third-party manufacturers, reliance on third-party manufacturers entails additional risks, including:

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the failure of the third-party manufacturer to comply with applicable regulatory requirements and reliance on third parties for manufacturing process development, regulatory compliance and quality assurance;

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manufacturing delays if our third-party manufacturers give greater priority to the supply of other products over WIN378, WIN027 or any other potential future product candidates or otherwise do not satisfactorily perform according to the terms of the agreement between us;

∎	limitations on supply availability resulting from capacity and scheduling constraints of third parties;

∎	the possible breach of manufacturing agreements by third parties because of factors beyond our control;

∎	the possible termination or non-renewal of the manufacturing agreements by the third party, at a time that is costly or inconvenient to us; and

∎	the possible misappropriation of our proprietary information, including our trade secrets and know-how.

If we are unable to maintain our key manufacturing relationships, we may fail to find replacement manufacturers or develop our own manufacturing capabilities, which could delay or impair our ability to obtain regulatory approval for WIN378, WIN027 or any other potential future product candidates. If we do find replacement manufacturers, we may not be able to enter into agreements with them on terms and conditions favorable to us and there could be a substantial delay before new facilities could be qualified and registered with the FDA and comparable foreign regulatory authorities.

Additionally, if any third-party manufacturer with whom we contract fails to perform its obligations, we may be forced to manufacture the materials ourselves, for which we may not have the capabilities or resources, or enter into an agreement with a different manufacturer. In either scenario, our clinical trials supply could be delayed significantly as we establish alternative supply sources. In some cases, the technical skills required to manufacture WIN378, WIN027 or any other potential future product candidates may be unique or proprietary to the original manufacturer and we may have difficulty, or there may be contractual restrictions prohibiting us from, transferring such skills to a back-up or alternate supplier, or we may be unable to transfer such skills at all. In addition, if we are required to change third-party manufacturers for any reason, we will be required to verify that the new manufacturer maintains facilities and procedures that comply with quality standards and with all applicable regulations. We will also need to verify, such as through a manufacturing comparability study, that any new manufacturing process will produce WIN378, WIN027 or any other potential future product candidates according to the specifications previously submitted to the FDA, the EMA and the European Commission, or another comparable foreign regulatory authority. We may be unsuccessful in demonstrating the comparability of clinical supplies, which could require the conduct of additional clinical trials. The delays associated with the verification of a new third-party manufacturer could negatively affect our ability to develop or commercialize WIN378, WIN027 or any other potential future product candidates in a timely manner or within budget. Furthermore, a third-party manufacturer may possess technology related to the manufacture of WIN378, WIN027 or any other potential future product candidates that such third party owns independently. This would increase our reliance on such third-party manufacturer or require us to obtain a license from such third-party manufacturer in order to have another third party manufacture WIN378, WIN027 or any other potential future product candidates.

If WIN378 or WIN027 is approved by any regulatory authority, we intend to utilize arrangements with third-party contract manufacturers for the commercial production of that product. This process is difficult and time consuming and we may face competition for access to manufacturing facilities as there are a limited number of contract manufacturers operating under cGMPs that are capable of manufacturing WIN378 and WIN027. Consequently, we may not be able to reach agreement with third-party manufacturers on satisfactory terms, which could delay our commercialization.

Our failure, or the failure of our third-party manufacturers, to comply with applicable regulations could result in sanctions being imposed on us, including shutdown of the third-party vendor or rejection of drug product lots or processes, clinical holds, fines, injunctions, civil penalties, delays, suspension, variation or withdrawal of approvals, license revocation, seizures or voluntary recalls of product candidates or drugs if approved, operating restrictions and criminal prosecutions, any of which could significantly affect supplies of WIN378, WIN027 or any other potential future product candidates. The facilities used by our contract manufacturers to manufacture WIN378, WIN027 or any other potential future product candidates must be evaluated by the FDA and comparable foreign regulatory authorities. We have limited control over the manufacturing process of, and are dependent on, our contract manufacturing partners for compliance with cGMPs. If our contract manufacturers cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA, the European Union, or other comparable foreign regulatory authorities, we may not be able to secure and/or maintain regulatory approval for WIN378, WIN027 or any other potential future product candidates manufactured at these facilities. In addition, we have limited control over the ability of our contract manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA or a comparable foreign regulatory authority finds deficiencies or does not approve these facilities for the manufacture of WIN378, WIN027 or any other potential future product candidates or if it withdraws any such approval in the future, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain regulatory approval for or market WIN378, WIN027 or any other potential future product candidates, if approved. Contract manufacturers may face manufacturing or quality control problems causing drug substance production and shipment delays or a situation where the contractor may not be able to maintain compliance with the applicable cGMP requirements. Any failure to comply with cGMP requirements or other FDA, European Union, and comparable foreign regulatory requirements could adversely affect our clinical research activities and our ability to develop, and if approved, market WIN378, WIN027 or any other potential future product candidates.

The FDA and comparable foreign regulatory authorities require manufacturers to register manufacturing facilities. The FDA and corresponding foreign regulators also inspect these facilities to confirm and monitor compliance with cGMPs.

If any third-party manufacturer of WIN378, WIN027 or any other potential future product candidates is unable to increase the scale of its production or the product yield of its manufacturing, then our manufacturing costs may increase and commercialization may be delayed.

In order to produce sufficient quantities to meet the demand for clinical trials and, if approved, subsequent commercialization of WIN378, WIN027 or any other potential future product candidates, our third-party manufacturers will be required to increase their production and optimize their manufacturing processes while maintaining the quality of WIN378, WIN027 or any other potential future product candidates. The transition to larger scale production could prove difficult. In addition, if our third-party manufacturers are not able to optimize their manufacturing processes to increase the product yield for WIN378, WIN027 or any other potential future product candidates, or if they are unable to produce increased amounts of WIN378, WIN027 or any other potential future product candidates while maintaining the same quality then we may not be able to meet the demands of clinical trials or market demands, which could decrease our ability to generate profits and have a material adverse impact on our business and results of operations.

Changes in methods of product candidate manufacturing or formulation may result in additional costs or delay.

As WIN378, WIN027 or any other potential future product candidates proceed through nonclinical studies to late-stage clinical trials towards potential approval and commercialization, it is common that various aspects of the development program, such as the vendors used to manufacture drug product or manufacturing methods and formulation, are altered along the way in an effort to optimize processes and results. Such changes carry the risk that they will not achieve these intended objectives. Any of these changes could cause WIN378, WIN027 or any other potential future product candidates to perform differently and affect the results of planned clinical trials or other future clinical trials conducted with the materials manufactured using altered processes. Such changes may also require additional testing, notification or approval by the FDA, or comparable foreign regulatory authorities. This could delay or prevent completion of clinical trials, require conducting bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, delay or prevent approval of WIN378, WIN027 or any other potential future product candidates and jeopardize our ability to commence sales and generate revenue.

Risks Related to Government Regulation

Obtaining and maintaining regulatory approval of WIN378, WIN027 or any other potential future product candidates in one jurisdiction does not mean that we will be successful in obtaining regulatory approval in other jurisdictions.

Obtaining and maintaining regulatory approval of WIN378, WIN027 or any other potential future product candidates in one jurisdiction does not guarantee that we will be able to obtain or maintain regulatory approval in any other jurisdiction, while a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in others. For example, even if the FDA grants regulatory approval of a product candidate, the European Commission, or other comparable foreign regulatory authorities must also approve the manufacturing and marketing of the product candidate in those territories. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from, and greater than, those in the United States, including additional nonclinical studies or clinical trials, as clinical trials conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In many jurisdictions outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that we intend to charge for our products is also subject to approval.

We may also submit marketing applications in other countries. Regulatory authorities in jurisdictions outside of the United States have requirements for approval of product candidates with which we must comply prior to marketing in those jurisdictions. Obtaining foreign regulatory approvals and compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for us and could delay or prevent the introduction of our products in certain countries. If we fail to comply with the regulatory requirements in international markets and/or receive applicable regulatory approvals, our target market will be reduced and our ability to realize the full market potential of WIN378, WIN027 or any other potential future product candidates will be harmed.

Even if we receive regulatory approval of WIN378, WIN027 or any other potential future product candidates, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with WIN378, WIN027 or any other potential future product candidates.

If WIN378, WIN027 or any other potential future product candidates are approved, they will be subject to ongoing regulatory requirements for manufacturing, labeling, packaging, storage, advertising, promotion, sampling, record-keeping, conduct of post-marketing studies and submission of safety, efficacy and other post-market information, including both federal and state requirements in the United States and requirements of comparable foreign regulatory authorities. In addition, we will be subject to continued compliance with cGMP and GCP requirements for any clinical trials that we conduct post-approval.

Manufacturers and manufacturers’ facilities are required to comply with extensive FDA, European Union, and comparable foreign regulatory requirements, including ensuring that quality control and manufacturing procedures conform to cGMP regulations and applicable product tracking and tracing requirements. As such, we and our contract manufacturers will be subject to continual review and inspections to assess continuous compliance with cGMP and adherence to commitments made in any BLA, other marketing application and previous responses to inspection observations. Accordingly, we and others with whom we work must continue to expend time, money and effort in all areas of regulatory compliance, including manufacturing, production and quality control.

Any regulatory approvals that we receive for WIN378, WIN027 or any other potential future product candidates may be subject to limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials and surveillance to monitor the safety and efficacy of the product candidate. In addition, if the FDA, the European Commission, or a comparable foreign regulatory authority approves WIN378, WIN027 or any other potential future product candidates, we will have to comply with requirements including submissions of safety and other post-marketing information and reports and registration.

The FDA or comparable foreign regulatory authorities may impose consent decrees or withdraw or vary approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with WIN378, WIN027 or any other potential future product candidates, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information, imposition of post-market studies or clinical trials to assess new safety risks or imposition of distribution restrictions. Other potential consequences include, among other things:

∎	restrictions on the marketing or manufacturing of our products, withdrawal of the product from the market or voluntary product recalls;

∎	restrictions on product distribution or use, or requirements to conduct post-marketing studies or clinical trials;

∎	fines, warning letters or holds on clinical trials;

∎	refusal by the FDA or comparable foreign regulatory authorities to approve pending applications or supplements to approved applications filed by us or suspension, variation or withdrawal of approvals;

∎	product seizure or detention or refusal to permit the import or export of WIN378, WIN027 or any other potential future product candidates;

∎	total or partial suspension of production, distribution, manufacturing or clinical trials;

∎	operating restrictions;

∎	suspension of licenses; and

∎	injunctions, fines or the imposition of civil or criminal penalties.

Additionally, the FDA and comparable foreign regulatory authorities strictly regulate marketing, labeling, advertising and promotion of products that are placed on the market. Products may be promoted only for the approved indications and in accordance with the provisions of the approved label.

The policies of the FDA, the EMA, and the European Commission, and comparable foreign regulatory authorities may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of WIN378, WIN027 or any other potential future product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. For more information, see the section titled “Business—Government Regulation” included elsewhere in this prospectus.

If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any regulatory approval that we may have obtained and we may not achieve or sustain profitability.

Additional time may be required to obtain marketing authorizations for any product candidates that we develop as biologic-device combination products.

We expect our current injectable product candidates will be regulated as combination products, as we are developing our products candidates to be administered using a disposable injector device (e.g., a pre-filled syringe or autoinjector) marketed together with the product candidate, if approved. Development of a product candidate as a combination product candidate requires close coordination within the FDA and within comparable regulatory agencies for review of each of the biologic and device components that comprise the product and would typically be reviewed by different centers within the FDA if offered for use as standalone products. For example, the FDA’s review of a marketing application for a biologic-device combination that has a primary mode of action as a biologic would likely be subject to a BLA with the Center for Biologics Evaluation and Research as the lead center, with coordination with the Center for Devices and Radiological Health for the review of the device component. Although the FDA and comparable foreign agencies have or may have systems in place for the review and approval of such combination products, we may experience additional delays in the development and commercialization of such product candidates due to regulatory timing constraints and uncertainties in the product development and approval process. Furthermore, regulatory bodies like the FDA may require a human factors study, sometimes also known as a usability study, to evaluate how people interact with biologic-device combination products in real-world settings to ensure they can be used safely and effectively, and the requirement to conduct a human factors study may delay or prevent approval of a biologic-device combination product. Moreover, although we anticipate that the device component of any combination product candidates we develop will be reviewed within the usual time frames expected for the marketing authorization application for the underlying product candidate, and that no separate marketing application for the device components of such product candidates will be required in the United States, the FDA or comparable regulatory authorities may delay approval or require us to conduct additional studies with the device, which may delay the approval of the combination product.

WIN378, WIN027 or any other potential future product candidates for which we intend to seek approval as biological products may face competition sooner than anticipated, which may adversely affect our pricing, market share and revenues.

The Biologics Price Competition and Innovation Act of 2009, or the BPCIA, created an abbreviated approval pathway for biological products that are biosimilar to or interchangeable with an FDA-licensed reference biological product. Under the BPCIA, an application for a biosimilar product may not be submitted to the FDA until four years following the date that the reference product was first licensed by the FDA. In addition, the approval of a biosimilar product may not be made effective by the FDA until 12 years from the date on which the reference product was first licensed. During this 12-year period of exclusivity, another company may still market a competing version of the reference product if the FDA approves a full BLA for the competing product containing the sponsor’s own nonclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity and potency of its product.

We believe any of our potential future product candidates approved as a biological product under a BLA should qualify for the 12-year period of exclusivity. However, there is a risk that this exclusivity could be shortened due to Congressional action or otherwise, or that the FDA will not consider WIN378, WIN027 or any other potential future product candidates to be reference products for competing products, potentially creating the opportunity for biosimilar competition sooner than anticipated. Moreover, the extent to which a biosimilar, once approved, could be substituted for any one of our reference products in a way that is similar to traditional generic substitution for non-biological products will depend on a number of marketplace and regulatory factors that are still developing.

In the European Union, there is a special regime for biosimilars, or biological medicinal products that are similar to a reference medicinal product but that do not meet the definition of a generic medicinal product. For such products, the results of appropriate nonclinical or clinical trials must be provided in support of an application. Guidelines from the EMA detail the type and quantity of supplementary data to be provided for different types of biological product. In the European Union, new products authorized for marketing generally receive eight years of data exclusivity and an additional two years of market exclusivity upon marketing authorization. The overall ten-year market exclusivity period can be extended to a maximum of eleven years if, during the first eight years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which are held to bring a significant clinical benefit in comparison with existing therapies. However, as described below, the EU pharmaceutical reforms reduce these data and market exclusivity periods, potentially enabling biosimilar competition earlier than is currently the case.

In addition to the risk associated with biosimilars of our product candidates, the launch of biosimilars to products that compete with our product candidates may intensify competition in the therapeutic areas we target by lowering the overall price point and expanding access to alternative treatments. As these lower-cost biosimilars gain market share, payors may preferentially encourage their use or impose access restrictions that make it more difficult for our product candidates to obtain favorable coverage, reimbursement or formulary placement. These dynamics could materially limit our market opportunity and adversely affect our commercial prospects.

Our relationships with healthcare professionals and physicians and third-party payors will be subject to applicable anti-kickback, fraud and abuse and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings.

It is possible that governmental and enforcement authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law interpreting applicable fraud and abuse or other healthcare laws and regulations. Healthcare professionals, physicians and third-party payors in the United States and elsewhere play a primary role in the recommendation and prescription of pharmaceutical products. Arrangements with third-party payors and customers can expose pharmaceutical manufacturers to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we conduct research and would sell, market and distribute our products. As a pharmaceutical company, even though we do not and will not bill directly to Medicare, Medicaid or other third-party payors, supranational, national, federal and state healthcare laws and regulations that may affect our ability to operate may apply. For more information on healthcare laws and regulations that may impact us, see the section titled “Business—Government Regulation—Other Healthcare Laws” included elsewhere in this prospectus.

The scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of healthcare reform, especially in light of the lack of applicable precedent and regulations. Federal and state enforcement bodies have recently increased their scrutiny of interactions between healthcare companies and healthcare professionals, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. Ensuring business arrangements comply with applicable healthcare and privacy laws, as well as responding to possible investigations by government authorities, can be time and resource-consuming and can divert a company’s attention from the business.

Ensuring that our internal operations and future business arrangements with third parties comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that our business practices do not comply with current or future statutes, regulations, agency or other competent authority guidance or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental laws and regulations that may apply to us, we may be subject to significant penalties, including administrative, civil and criminal penalties, damages, fines, disgorgement, the exclusion from participation in federal and state healthcare programs, individual imprisonment, reputational harm and the curtailment or restructuring of our operations, as well as additional reporting obligations and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws. Further, defending against any such actions can be costly and time consuming, and may require significant financial and personnel resources. Therefore, even if we are successful in defending against any such actions that may be brought against us, our business may be impaired. If any of the physicians or other professionals or entities with whom we expect to do business is found to not be in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs and imprisonment. If any of the above occur, our ability to operate our business and our results of operations could be adversely affected.

Coverage and reimbursement may be limited or unavailable in certain market segments for WIN378, WIN027 or any other potential future product candidates, if approved, which could make it difficult for us to sell them profitably.

The success of WIN378, WIN027 or any other potential future product candidates, if approved, depends on the availability of coverage and adequate reimbursement from third-party payors. Patients who are provided medical treatment for their conditions generally rely on third-party payors to reimburse all or part of the costs associated with their treatment. Coverage and adequate reimbursement from governmental healthcare programs, such as Medicare and Medicaid, and commercial payors is critical to new product acceptance.

Government authorities and other third-party payors, such as private health insurers and health maintenance organizations, decide which drugs and treatments they will cover and the amount of reimbursement. Coverage and reimbursement by a third-party payor may depend upon a number of factors, including the third-party payor’s determination that use of a product is:

∎	a covered benefit under its health plan;

∎	safe, effective and medically necessary;

∎	appropriate for the specific patient;

∎	cost-effective; and

∎	neither experimental nor investigational.

In the United States, no uniform policy of coverage and reimbursement for products exists among third-party payors, and decisions about reimbursement for new medicines from commercial payors are substantially influenced by the Centers for Medicare & Medicaid Services, or CMS, which decides whether and to what extent a new medicine will be covered and reimbursed under Medicare. Even if we obtain coverage for a given product, the resulting reimbursement payment rates might not be adequate for us to achieve or sustain profitability or may require co-payments that patients find unacceptably high. Additionally, third-party payors may not cover, or provide adequate reimbursement for, long-term follow-up evaluations required following the use of product candidates, once approved. It is difficult to predict at this time what third-party payors will decide with respect to the coverage and reimbursement for WIN378, WIN027 or any other potential future product candidates. Even if we do receive a favorable coverage determination for our products by third-party payors, coverage policies and third-party payor reimbursement rates may change at any time.

Net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. We cannot be sure that reimbursement will be available for WIN378, WIN027 or any other potential future product candidates that we commercialize and, if reimbursement is available, the level of reimbursement. In addition, many pharmaceutical manufacturers must calculate and report certain price reporting metrics to the government, such as average sales price and best price. Penalties may apply in some cases when such metrics are not submitted accurately and timely. Further, these prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs. Payment methodologies may be subject to changes in healthcare legislation and regulatory initiatives.

Moreover, increasing efforts by governmental and other third-party payors in the United States and abroad to cap or reduce healthcare costs may cause such organizations to limit both coverage and the level of reimbursement for newly approved products and, as a result, they may not cover or provide adequate payment for WIN378, WIN027 or any other potential future product candidates. There has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been several recent U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs and reform government program reimbursement methodologies for drugs. Further, the U.S. Department of Health and Human Services, or HHS, imposes rebates on many Medicare Part B and Medicare Part D products to penalize price increases that outpace inflation. HHS has also been empowered to negotiate the price of certain single-source biologics that have been on the market for at least 11 years covered under Medicare as part of the Medicare Drug Price Negotiation Program. Each year up to 20 products will be selected by HHS for the Medicare Drug Price Negotiation Program. Products subject to the Medicare Drug Price Negotiation Program are expected to experience a significant reduction in reimbursement from the Medicare program on a per unit basis. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. For example, on June 15, 2026, the FDA approved Colorado’s Section 804 Importation Program proposal to import certain drugs from Canada for specific state healthcare programs. It is unclear how this and

Florida’s similar program, approved by the FDA in 2024, will be implemented and whether they will overcome potential legal, regulatory, or industry challenges in the United States and/or Canada.

We expect that healthcare reform measures that may be adopted in the future may result in more rigorous coverage criteria and in additional downward pressure on the price that we receive for any approved product. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize our products. Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products. We cannot be sure whether additional legislative changes will be enacted, or whether the FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the regulatory approvals of WIN378, WIN027 or any other potential future product candidates, if any, may be.

In addition, in some foreign countries, the proposed pricing for a product must be approved before it may be lawfully marketed. The requirements governing product pricing vary widely from country to country. For example, the European Union provides options for its Member States to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. To obtain reimbursement or pricing approval, some of these countries may require the completion of clinical trials that compare the cost effectiveness of a particular product candidate to currently available therapies. A Member State may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for WIN378, WIN027 or any other potential future product candidates. Historically, products launched in the European Union do not follow price structures of the United States and generally prices tend to be significantly lower.

For more information on the laws and regulations that may impact coverage and reimbursement of WIN378, WIN027 or any other potential future product candidates, see the section titled “Business—Government Regulation—Coverage and Reimbursement” included elsewhere in this prospectus.

Ongoing healthcare legislative and regulatory reform measures may have a material adverse effect on our business and results of operations.

Changes in regulations, statutes or the interpretation of existing regulations could impact our business in the future by requiring, for example, (1) changes to our manufacturing arrangements, (2) additions or modifications to product labeling, (3) the recall or discontinuation of our products or (4) additional record-keeping requirements. If any such changes were to be imposed, they could adversely affect the operation of our business. See the sections titled “Business—Government Regulation—Coverage and Reimbursement” and “—Healthcare Reform” included elsewhere in this prospectus.

The containment of healthcare costs has become a priority of federal, state and foreign governments, and the prices of products have been a focus in this effort. There have been a number of federal and state proposals during the last few years regarding the pricing of pharmaceutical products, limiting coverage and the amount of reimbursement for drugs and other medical products, government control and other changes to the healthcare system in the United States. Governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit our revenue generated from the sale of any approved products.

Moreover, payment methodologies may be subject to changes in healthcare legislation and regulatory initiatives. For example, CMS may develop new payment and delivery models, such as bundled payment models. In addition, recently there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their commercial products, which has resulted in several Congressional inquiries and proposed and enacted state and federal legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for pharmaceutical products. Congress has indicated that it will continue to seek new legislative measures to control drug costs.

The current administration is pursuing policies to reduce regulations and expenditures across government agencies including at HHS, the FDA, CMS and related agencies. These actions, presently directed by executive orders or memoranda from the Office of Management and Budget, may propose policy changes that create additional uncertainty for our business. For example, the current administration has announced agreements with certain pharmaceutical companies that require the drug manufacturers to offer, through a direct to consumer platform, or TrumpRx, U.S. patients and Medicaid programs prescription drug Most-Favored Nation pricing equal to or lower than those paid in other developed nations, with additional mandates for direct-to-patient discounts and repatriation of foreign revenues. Other recent actions, for example, include (1) directing agencies to reduce agency workforce and cut programs; (2) directing HHS and other agencies to lower prescription drug costs through a variety of initiatives; (3) imposing tariffs on certain imported pharmaceutical products; and (4) as part of the Make America Healthy Again, or MAHA, Commission’s Strategy Report released in September 2025, working across government agencies to increase enforcement on direct-to-consumer pharmaceutical advertising. Additionally, the current administration recently called on Congress to enact “The Great Healthcare Plan,” to codify and expand Most-Favored Nation pricing, lower government subsidies to private insurance companies, increase healthcare price transparency, expand pharmaceutical drugs available for over-the-counter purchase, and enact restrictions on pharmacy benefit manager, or PBM, payment methodologies, among other things. These actions and policies may significantly reduce U.S. drug prices, potentially impacting manufacturers’ global pricing strategies and profitability, while increasing their operational costs and compliance risks. In June 2024, the U.S. Supreme Court’s Loper Bright decision greatly reduced judicial deference to regulatory agencies, which could increase successful legal challenges to federal regulations affecting our operations. Congress may introduce and ultimately pass health care related legislation that could impact the drug approval process and make changes to the Medicare Drug Price Negotiation Program.

In December 2021, Regulation No 2021/2282 on Health Technology Assessment, or HTA, amending Directive 2011/24/EU, was adopted in the EU. This Regulation entered into force in January 2022 and has been applicable since January 2025 with phased implementation based on the type of product, i.e. oncology and advanced therapy medicinal products as of 2025, orphan medicinal products as of 2028, and all other medicinal products by 2030. The Regulation intends to boost cooperation among EU Member States in assessing health technologies, including new medicinal products, and provide the basis for cooperation at EU level for joint clinical assessments in these areas. The Regulation foresees a three-year transitional period and will permit EU Member States to use common HTA tools, methodologies, and procedures across the EU, working together in four main areas, including joint clinical assessment of the innovative health technologies with the most potential impact for patients, joint scientific consultations whereby developers can seek advice from HTA authorities, identification of emerging health technologies to identify promising technologies early, and continuing voluntary cooperation in other areas. Individual EU Member States will continue to be responsible for assessing non-clinical (e.g., economic, social, ethical) aspects of health technologies, and making decisions on pricing and reimbursement.

In addition, the EU pharmaceutical legislation has been undergoing a complete review process, in the context of the Pharmaceutical Strategy for Europe initiative, launched by the European Commission in November 2020. The European Commission’s proposal for revision of several legislative instruments related to medicinal products was published on April 26, 2023. The proposed changes were since discussed and negotiated by the European Parliament and the Council of the EU as part of the EU ordinary legislative process. A provisional agreement has been reached by the European Parliament and Council of the EU on the proposed revisions on December 11, 2025. Following endorsement of the compromise texts by the Council’s Committee of Permanent Representatives, or COREPER, and approval by the European Parliament’s Committee on Public Health, or SANT, in March 2026, the proposed revisions (affecting the duration of regulatory data protection and market protection, including for orphan medicinal products, revising the eligibility for expedited pathways, etc.) must now be formally adopted by the Council of the EU and the European Parliament in plenary, currently anticipated by fall 2026. The proposed changes are not expected to become applicable before the fourth quarter of 2028 but may, however, have a significant impact on the pharmaceutical industry and our business in the long term.

These laws, and future supranational, national state and federal healthcare reform measures may be adopted in the future, any of which may result in additional reductions in Medicare and other healthcare funding and otherwise affect the prices we may obtain for WIN378, WIN027 or any other potential future product candidates for which we may obtain regulatory approval or the frequency with which any such product candidate is prescribed or used.

Our employees, independent contractors, consultants, and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

We are exposed to the risk of employee fraud or other illegal activity by our current and any future employees, independent contractors, consultants, contract manufacturing organizations, CROs and vendors. Misconduct by these parties could include intentional, reckless, and/or negligent conduct that fails to comply with FDA or other regulations, provide true, complete and accurate information to the FDA, the national competent authorities of individual EU Member States, and other comparable foreign regulatory authorities, comply with manufacturing standards we may establish, comply with healthcare fraud and abuse laws and regulations, report financial information or data accurately, or disclose unauthorized activities to us. If we obtain FDA approval of WIN378, WIN027 or any other potential future product candidates and begin commercializing those products in the United States, our potential exposure under these laws will increase significantly, and our costs associated with compliance with these laws are likely to increase. Employee misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. Additionally, we are subject to the risk that a person could allege such fraud or other misconduct, even if none occurred. It is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with such laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a material and adverse effect on our business, financial condition, results of operations and growth prospects.

Off-label use or misuse of WIN378, WIN027 or any other potential future product candidates may harm our reputation in the marketplace or result in injuries that lead to costly product liability suits.

If WIN378, WIN027 or any other potential future product candidates are approved by the FDA, we may only promote or market them in a manner consistent with their FDA-approved labeling. The FDA strictly regulates marketing, labeling, advertising and promotion of prescription drugs. We will train our marketing and sales force against promoting WIN378, WIN027 or any other potential future product candidates for uses outside of the approved indications for use, known as “off-label uses.” We cannot, however, prevent a physician from engaging in off-label use of WIN378, WIN027 or any other potential future product candidates, when in the physician’s independent professional medical judgment he or she deems it appropriate. Furthermore, the use of WIN378, WIN027 or any other potential future product candidates for indications other than those approved by the FDA may not effectively treat such conditions. Any such off-label use of WIN378, WIN027 or any other potential future product candidates could harm our reputation in the marketplace among physicians and patients. There may also be increased risk of injury to patients if physicians attempt to use WIN378, WIN027 or any other potential future product candidates for these uses for which they are not approved, which could lead to product liability suits that might require significant financial and management resources and that could harm our reputation. Similar requirements and considerations apply abroad.

If we are found to have promoted such off-label uses, we may become subject to significant liability. The U.S. federal government has levied large civil and criminal fines against companies for alleged improper promotion of off-label use and has enjoined several companies from engaging in off-label promotion. The FDA has also requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed. If we cannot successfully manage the promotion any product candidates, if approved, we could become subject to significant liability, which would materially adversely affect our business and financial condition.

If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit, delay or cease commercialization of our products.

We face an inherent risk of product liability as a result of the clinical trials of WIN378, WIN027 or any future product candidates and will face an even greater risk if we commercialize WIN378, WIN027 or any future product candidates, if approved. For example, we may be sued if WIN378, WIN027 or any future product candidates allegedly cause injury or are found to be otherwise unsuitable during product testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product candidate, negligence, strict liability and a breach of warranties. Claims may be brought against us by clinical trial participants, patients or others using, administering or selling products that may be approved in the future. Claims could also be asserted under state consumer protection acts.

If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit, delay or cease the commercialization of our products. Even a successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

∎	decreased demand for our product candidates;

∎	injury to our reputation and significant negative media attention;

∎	withdrawal of clinical trial participants;

∎	costs to defend the related litigation;

∎	a diversion of our management’s time and our resources;

∎	substantial monetary awards to trial participants or product recipients;

∎	product recalls, withdrawals or labeling, marketing or promotional restrictions;

∎	significant negative financial impact;

∎	the inability to commercialize WIN378, WIN027 or any future product candidate; and

∎	a decline in our share price.

We currently hold approximately $10.0 million in product liability insurance coverage in the aggregate. We may need to increase our insurance coverage as we expand our clinical trials or if we commence commercialization of WIN378, WIN027 or any future product candidates. Insurance coverage is increasingly expensive. Our inability to obtain and retain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of WIN378, WIN027 or any future product candidates. Although we will maintain such insurance, any claim that may be brought against us could result in a court judgment or settlement in an amount that is not covered, in whole or in part, by our insurance or that is in excess of the limits of our insurance coverage. Our insurance policies will also have various exclusions, and we may be subject to a product liability claim for which we have no coverage. We may have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts.

Inadequate funding for the FDA, other government agencies or comparable foreign regulatory authorities could hinder their ability to hire and retain key leadership and other personnel, prevent new products and services from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business.

The ability of the FDA or comparable foreign regulatory authorities to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory, and policy changes. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of other government agencies or comparable foreign regulatory authorities on which our operations may rely, including those that fund research and development activities, is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA, other government agencies or comparable foreign regulatory authorities may also slow the time necessary for new drugs to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, over the last several years, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical employees and stop critical activities. Additionally, the current U.S. presidential administration has issued certain policies and Executive Orders directed towards reducing the employee headcount and costs associated with administrative agencies, including the FDA, which have led to substantial personnel changes, and it remains unclear the degree to which these efforts or the resulting changes in FDA personnel may limit or otherwise adversely affect the FDA’s ability to conduct routine activities. If a prolonged government shutdown occurs, including as a result of reaching the debt ceiling, or if funding shortages or staffing limitations hinder or prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews, or other regulatory activities, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business. Further, future government shutdowns could impact our ability to access the public markets and obtain necessary capital in order to properly capitalize and continue our operations.

EU drug marketing and reimbursement regulations may materially affect our ability to market and receive coverage for our products in the EU Member States.

We intend to seek approval to market WIN378, WIN027 or any other potential future product candidates in both the United States and in selected foreign jurisdictions. If we obtain approval in one or more foreign jurisdictions for WIN378, WIN027 or any other potential future product candidates, we will be subject to rules and regulations in those jurisdictions. In some foreign countries, particularly those in the European Union, the pricing of products is subject to governmental control and other market regulations which could put pressure on the pricing and usage of WIN378, WIN027 or any other potential future product candidates. In these countries, pricing negotiations with governmental authorities can take considerable time after obtaining regulatory approval of a product candidate. In addition, market acceptance and sales of WIN378, WIN027 or any other potential future product candidates will depend significantly on the availability of adequate coverage and reimbursement from third-party payors for them and may be affected by existing and future healthcare reform measures.

Much like the federal Anti-Kickback Statute prohibition in the United States, the provision of benefits or advantages to physicians and other healthcare professionals to induce or encourage the prescription, recommendation, endorsement, purchase, supply, order or use of medicinal products is also prohibited in the European Union. Interactions between pharmaceutical companies and healthcare professionals, including the provision of benefits or advantages, are governed by strict laws, such as national anti-bribery laws of individual EU Member States and the Bribery Act 2010 in the United Kingdom, national sunshine rules, regulations, industry self-regulation codes of conduct and physicians’ codes of professional conduct. Failure to comply with these requirements could result in reputational risk, public reprimands, administrative penalties, fines or imprisonment. Infringement of these laws could result in substantial fines and imprisonment.

Payments made to physicians and other healthcare professionals in certain EU Member States must be publicly disclosed. Moreover, agreements with physicians often may require prior notification or approval by the healthcare professional’s employer, his or her competent professional organization and/or the regulatory authorities of the individual EU Member States. Failure to comply with these requirements could result in reputational risk, public reprimands, administrative penalties, fines or imprisonment.

In addition, in some foreign countries, including some countries in the European Union, the proposed pricing for a product must be approved before it may be lawfully marketed. The requirements governing product pricing and reimbursement vary widely from country to country. The European Union provides options for its Member States to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. An EU Member State may approve a specific price for the medicinal product, it may refuse to reimburse a product at the price set by the manufacturer or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. Many EU Member States also periodically review their reimbursement procedures for medicinal products, which could have an adverse impact on reimbursement status. We expect that legislators, policymakers and healthcare insurance funds in the individual EU Member States will continue to propose and implement cost-containing measures, such as lower maximum prices, lower or lack of reimbursement coverage and incentives to use cheaper, usually generic, products as an alternative to branded products, and/or branded products available through parallel import to keep healthcare costs down. Moreover, in order to obtain reimbursement for our products in some European countries, including some EU Member States, we may be required to compile additional data comparing the cost-effectiveness of our products to other available therapies. This HTA of medicinal products is becoming an increasingly common part of the pricing and reimbursement procedures in some EU Member States, including those representing the larger markets. The HTA process is the procedure to assess therapeutic, economic and societal impact of a given medicinal product in the national healthcare systems of the individual country. The outcome of an HTA will often influence the pricing and reimbursement status granted to these medicinal products by the competent authorities of individual EU Member States. The extent to which pricing and reimbursement decisions are influenced by the HTA of the specific medicinal product currently varies between EU Member States. Reference pricing used by various EU Member States and parallel distribution, or arbitrage between low-priced and high-priced EU Member States, can further reduce prices. There can be no assurance that any country that has price controls or reimbursement limitations for biopharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products. Historically, products launched in the European Union do not follow price structures of the United States and generally prices tend to be significantly lower. Publication of discounts by third-party payors or authorities may lead to further pressure on the prices or reimbursement levels within the country of publication and other countries. If pricing is set at unsatisfactory levels or if reimbursement of our products is unavailable or limited in scope or amount, our revenues from sales and the potential profitability of WIN378, WIN027 or any other potential future product candidates in those countries would be negatively affected.

We are subject to export and import controls, economic sanctions, and anti-corruption laws and regulations of the United States and other jurisdictions. We can face criminal liability and other serious consequences for violations of these laws and regulations, which can harm our business.

We are subject to export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations, and various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Control. Export controls and trade sanctions laws and regulations may restrict or prohibit altogether the provision, sale, or supply of our products to certain governments, persons, entities, countries, and territories, including those that are the target of comprehensive sanctions or an embargo. We are also subject to anti-corruption and anti-bribery laws, including the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, and other state and national anti-bribery laws in the countries in which we conduct activities. Anti-corruption laws are interpreted broadly and prohibit companies and their employees, agents, contractors, and other collaborators from authorizing, promising, offering, or providing, directly or indirectly, improper payments or anything else of value to recipients in the public or private sector. The FCPA also requires public companies to make and keep books and records that accurately and fairly reflect the transactions of the corporation and to devise and maintain an adequate system of internal accounting controls. We can be held liable for the corrupt or other illegal activities of our employees, agents, contractors, and other collaborators, even if we do not explicitly authorize or have actual knowledge of such activities. Any violation of the laws and regulations described above may result in substantial civil and criminal fines and penalties, imprisonment, the loss of export or import privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm, and other consequences.

If we or any third-party manufacturer we engage now or in the future fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs or liabilities that could have a material adverse effect on our business.

We and third-party manufacturers we engage now are, and any third-party manufacturer we may engage in the future will be, subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Our operations involve the use of hazardous and flammable materials, including chemicals and biological materials. Our operations also produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties.

Although we maintain general liability insurance as well as workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with our storage or disposal of biological, hazardous or radioactive materials.

In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair our research, development or commercialization efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

Further, with respect to the operations of our current and any future third-party contract manufacturers, it is possible that if they fail to operate in compliance with applicable environmental, health and safety laws and regulations or properly dispose of wastes associated with our products, we could be held liable for any resulting damages, suffer reputational harm or experience a disruption in the manufacture and supply of WIN378, WIN027 or any other potential future product candidates. In addition, our supply chain may be adversely impacted if any of our third-party contract manufacturers become subject to injunctions or other sanctions as a result of their non-compliance with environmental, health and safety laws and regulations.

Risks Related to Our Intellectual Property

Our success is largely based upon our intellectual property and proprietary technologies, and we may be unable to protect and/or enforce our intellectual property.

Our success will depend, in large part, on obtaining and maintaining patent protection and trade secret protection for WIN378, WIN027 or any other potential future product candidates and their formulations and uses, as well as successfully enforcing our patents against third-party infringers and/or defending these patents against third-party challenges. If we are unable to obtain and maintain patent protection for WIN378, WIN027 or any future product candidates, our ability to develop, license and/or commercialize our products may be adversely affected and we may not be able to prevent competitors from making, using, selling or importing competing products. Any such failure to prevent competitors from commercial launch could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

The patent application process is subject to numerous risks and uncertainties, and there can be no assurance that we or our collaborators will be successful in protecting WIN378, WIN027 or future product candidates by obtaining, enforcing and defending patents. These risks and uncertainties include the following:

∎	patent applications may not result in any patent being issued;

∎	issued patents may not include claims with a broad enough scope to prevent design around solutions by competitors;

∎	issued patents may be challenged, invalidated, modified, revoked, circumvented, found to be unenforceable, or otherwise may not provide adequate barriers to entry or any competitive advantage;

∎

because of the extensive time required for development, testing and regulatory review of a potential product, it is possible that before a potential product can be commercialized, any related patent may expire, or remain in existence for only a short period following commercialization, reducing, or eliminating any advantage of the patent;

∎

our competitors, many of which have substantially greater resources than us or our collaborators, and many of which have made significant investments in competing technologies, may seek, or may already have sought or obtained, patents that will limit, interfere with, or eliminate our ability to make, use, and sell our potential products;

∎

there may be significant pressure on the U.S. government and other international governmental bodies to limit the scope of patent protection for disease treatments that prove successful as a matter of public policy regarding worldwide health concerns;

∎

countries other than the United States may have patent laws less favorable to patentees than those upheld by United States courts, allowing foreign competitors a better opportunity to create, develop, and market competing products; and

∎	we may be involved in lawsuits to protect or enforce our patents or the patents we have rights to enforce, which could be expensive, time consuming and/or unsuccessful.

We may not be able to protect our intellectual property and proprietary rights throughout the world.

Filing, prosecuting, maintaining, enforcing and defending patents on our product candidates in all countries throughout the world is expensive, and the laws of foreign countries may not protect our intellectual property rights to the same extent as the laws of the United States. Prosecution of foreign patent applications is often a longer process and patents may grant at a later date, and with a shorter term, than in the United States. The requirements for patentability differ in certain jurisdictions and countries. Additionally, the patent laws of some countries do not afford intellectual property protection to the same extent as the laws of the United States. For example, other countries may impose substantial restrictions on the scope of claims, including limiting patent protection to specifically disclosed embodiments. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our intellectual property in and into the United States or other jurisdictions. Competitors may use our intellectual property in jurisdictions where we have not pursued and obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our products, and our current or future owned or licensed patents or other intellectual property rights may not be effective or sufficient to prevent them from competing. Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, particularly those relating to biopharmaceutical products, which could make it difficult for us to stop the infringement of our owned or licensed patents or marketing of competing products in violation of our intellectual property and proprietary rights generally. In addition, some jurisdictions, such as Europe, Japan and the PRC, may have a heightened standard for patentability than in the United States, including, for example, the requirement of claims having literal support in the original patent filing and the limitation on using supporting data that is not in the original patent filing. Under those heightened patentability requirements, we may not be able to obtain sufficient patent protection in certain jurisdictions even though the same or similar patent protection can be secured in the United States and other jurisdictions.

Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties, including governmental agencies. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we are forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired, and our business, financial condition, results of operations and growth prospects may be adversely affected.

We may become subject to claims that we are infringing certain third-party patents or other third-party intellectual property rights, any of which may prevent or delay our development and commercialization efforts and may have a material adverse effect on our business.

Our commercial success depends in part on avoiding infringing, misappropriating and otherwise violating the patents and other intellectual property and proprietary rights of third parties. There is a substantial amount of litigation, both within and outside the United States, involving patent and other intellectual property rights in the biotechnology and pharmaceutical industries, including patent infringement lawsuits, and administrative proceedings such as interferences, inter partes review and post grant review proceedings before the United States Patent and Trademark Office, or the USPTO, and opposition proceedings before foreign patent offices. Numerous U.S. and foreign issued patents and pending patent applications, which are owned or controlled by third parties, including our competitors, exist in the fields in which we are pursuing products and product candidates. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that our products and product candidates may be subject to claims of infringement of the patent rights of third parties.

Third parties may assert that we or our licensors are employing their proprietary technology without authorization. There may be third-party patents or patent applications with claims to materials, formulations, methods of manufacture or methods for treatment relating to our products and product candidates and, because patent applications can take many years to issue, there may be currently pending third-party patent applications which may later result in issued patents, in each case that our products and product candidates, their manufacture or use may infringe or be alleged to infringe.

Parties making patent infringement claims against us may obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize one or more of our products or product candidates. Defense of these claims, including demonstrating non-infringement, invalidity or unenforceability of the respective patent rights in question, regardless of their merit, is time-consuming, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. For example, in order to successfully challenge the validity of any U.S. patent in federal court, we would need to overcome a presumption of validity. This is a high burden requiring us to present clear and convincing evidence as to the invalidity of any such U.S. patent claim, and we can provide no assurance that a court of competent jurisdiction would invalidate the claims of any such U.S. patent. We may not have sufficient resources to bring these actions to a successful conclusion. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our common shares.

In the event that a holder of any such patents seeks to enforce its patent rights against us with respect to one or more of our products or product candidates, and our defenses against the infringement of such patent rights are unsuccessful, we may be precluded from commercializing such products and product candidates, even if approved, without first obtaining a license to some or all of these patents, which may not be available on commercially reasonable terms or at all. Moreover, we may be required to pay significant fees and royalties to secure a license to the applicable patents. Such a license may only be non-exclusive, in which case our ability to stop others from using or commercializing technology and products similar or identical to ours may be limited. Furthermore, we could be liable for damages to the holders of these patents, which may be significant and could include treble damages if we are found to have willfully infringed such patents. In the event that a challenge to these patents were to be unsuccessful or we were to become subject to litigation or unable to obtain a license on commercially reasonable terms with respect to these patents, it could harm our business, financial condition, results of operations and growth prospects.

Even in the absence of a finding of infringement, we may need to obtain licenses from third parties to advance our research or allow commercialization of our products and product candidates. We may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, or at all. In that event, we would be unable to further develop and commercialize our products and product candidates. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on our business. Any of the foregoing could materially adversely affect our business, financial condition, results of operations and growth prospects.

We do not control prosecution and enforcement globally for all in-licensed patents and applications that are relevant to our planned products. There may be negative outcomes during prosecution or patent enforcement in those jurisdictions where such processes are out of our control. A negative outcome in a jurisdiction outside of our control may also have consequences to the patent estate that is within our control, including impacts on the validity and enforceability of those patents. We cannot assure you that our licensors will act during prosecution or enforcement with any consideration to consequences on our patent estate.

Third parties may assert that our employees, consultants, or advisors have wrongfully used or disclosed confidential information or misappropriated trade secrets.

As is common in the biotechnology and pharmaceutical industries, we employ individuals that are currently or were previously employed at universities, research institutions or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although we employ measures to ensure that our employees, consultants, and advisors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these individuals have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual’s current or former employer. We may then be directly or indirectly involved in litigation proceedings to defend against these claims. If we fail in defending against any such claims, in addition to potentially paying monetary damages, we may lose valuable intellectual property rights and/or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and, if securities analysts or investors perceive these results to be negative, that perception could have a substantial adverse effect on the price of our common shares. Ultimately, any such litigation could substantially increase our operating losses and reduce our resources available for development activities, and we may not have sufficient financial or other resources to adequately engage in such litigation. For example, some of our competitors may be able to sustain the costs of such litigation more effectively than we can because of their substantially greater financial resources. In any case, uncertainties resulting from the initiation and continuation of intellectual property litigation or other intellectual property related proceedings could adversely affect our ability to compete in the marketplace.

We rely heavily on certain in-licensed patent and other intellectual property rights in connection with our development of our product candidates.

Our ability to develop and commercialize our product candidates is heavily dependent on in-licenses to patent rights and other intellectual property granted to us by third parties. Our license agreements impose, and we expect that any future license agreements, will impose, various development, diligence, commercialization, and other obligations on us. If we fail to meet our obligations under these licenses, or if we have a dispute regarding the terms of the licenses, these third parties could terminate the licenses. If the third parties who license intellectual property to us fail to maintain the intellectual property that we have licensed, or lose rights to that intellectual property, the rights we have licensed may be reduced or eliminated, which could subject us to claims of intellectual property infringement. Termination of these licenses or reduction or elimination of our licensed rights may result in our having to negotiate new or reinstated licenses with less favorable terms. We may also be subject to contract breach in litigation or other administrative proceedings that could result in damage awards against us. If we fail to defeat claims of infringement, injunctions could prohibit us from selling our products. Such an outcome may require us to design around the claimed subject matter, which may be time-consuming, expensive, or not possible. Even if we are able to replace such licenses, it may be time-consuming and expensive.

In addition, intellectual property rights that we have licensed or may in-license in the future may, in turn, be sublicensed to our licensors from third parties, in some cases through multiple tiers. The actions of our licensors may therefore affect our rights to use our sublicensed intellectual property, even if we are in compliance with all of the obligations under our license agreements. Should our licensors or any of the upstream licensors fail to comply with their obligations under the agreements pursuant to which they obtain the rights that are sublicensed to us, or should such agreements be terminated or amended, our ability to develop and commercialize our product candidates may be materially harmed.

In addition, some of our licenses from third parties limit the field in which we can use the licensed technology. Therefore, in order for us to use such licensed technology in potential future applications that are outside the licensed field of use, we may be required to negotiate new licenses with our licensors or expand our rights under our existing licenses. We cannot assure you that we will be able to obtain such licenses or expanded rights on reasonable terms or at all.

We may need to obtain additional licenses from third parties to advance our research or allow commercialization of our product candidates, and we have done so from time to time. We may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all. In that event, we may be required to expend significant time and resources to develop or license replacement technology. If we are unable to do so, we may be unable to develop or commercialize the affected product candidates, which could harm our business significantly. We cannot provide any assurances that third-party patents do not exist which might be enforced against our current product candidates or future products, resulting in either an injunction prohibiting our sales, or, with respect to our sales, an obligation on our part to pay royalties and/or other forms of compensation to third parties.

Our agreements with certain of our third-party research partners provide that improvements developed in the course of our relationship may be owned solely by either us or our third-party research partner, or jointly between us and the third party. If we determine that rights to such improvements owned solely by a research partner or other third party with whom we collaborate are necessary to commercialize our product candidates or maintain our competitive advantage, we may need to obtain a license from such third party in order to use the improvements and continue developing, manufacturing or marketing our product candidates. We may not be able to obtain such a license on an exclusive basis, on commercially reasonable terms, or at all, which could prevent us from commercializing our product candidates or allow our competitors or others the chance to access technology that is important to our business. We also may need the cooperation of any co-owners of our intellectual property in order to enforce such intellectual property against third parties, and such cooperation may not be provided to us.

If we fail to comply with our obligations under our existing and any future intellectual property licenses with third parties or we otherwise experience disruptions to our business relationships with our future licensors, we could lose license rights that are important to our business.

Disputes may arise regarding intellectual property subject to a licensing agreement, including:

∎	the scope of rights granted under the license agreement and other interpretation-related issues;

∎	whether we have breached the license agreement and whether any such breach is subject to a cure period;

∎	the extent to which our product candidates, technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

∎	the sublicensing of patent and other rights under our collaborative development relationships;

∎	our diligence obligations under the license agreement and what activities satisfy those diligence obligations;

∎	our right to transfer or assign the license;

∎	the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our collaborators; and

∎	the priority of invention of patented technology.

In addition, the agreements under which we license intellectual property or technology from third parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

In the event a dispute with our licensors were to occur, our licensors may seek to renegotiate the terms of our licenses, increase the royalty rates that we pay to obtain and maintain those licenses, limit the field or scope of the licenses, or terminate the license agreements. Moreover, if disputes over intellectual property that we license in the future prevent or impair our ability to maintain our licensing arrangements on commercially acceptable terms, we may be unable to successfully develop and commercialize the affected product candidates, which could have a material adverse effect on our business, financial conditions, results of operations, and prospects.

Despite our best efforts, our future licensors might conclude that we materially breached our license agreements and might therefore terminate the license agreements, thereby removing our ability to develop and commercialize products and technology covered by these license agreements. If these in-licenses are terminated, or if the underlying patents fail to provide the intended exclusivity, competitors would have the freedom to seek regulatory approval of, and to market, products identical to ours. This could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects.

The patent protection and patent prosecution for some of our product candidates may be dependent on third parties.

While we normally seek to obtain the right to control prosecution, maintenance and enforcement of the patents relating to our product candidates, there may be times when the filing and prosecution activities for patents and patent applications relating to our product candidates are controlled by our future licensors or collaboration partners. If any of our future licensors or collaboration partners fail to prosecute, maintain and enforce such patents and patent applications in a manner consistent with the best interests of our business, including by payment of all applicable fees for patents covering our product candidates, we could lose our rights to the intellectual property or our exclusivity with respect to those rights, our ability to develop and commercialize those product candidates may be adversely affected and we may not be able to prevent competitors from making, using and selling competing products. In addition, even where we have the right to control patent prosecution of patents and patent applications we have licensed to and from third parties, we may still be adversely affected or prejudiced by actions or inactions of our licensees, our future licensors and their counsel that took place prior to the date upon which we assumed control over patent prosecution.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment, and other requirements imposed by government patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees, and various other government fees on patents and applications are due to be paid to the USPTO and foreign patent agencies outside of the United States over the lifetime of our patents and applications. If, in the future, we in-license patent rights, in the case of any in-licensed patent rights, we generally rely on our licensors to pay these fees due to U.S. and non-U.S. patent agencies. For patent rights we own, we may rely on our outside patent counsel and/or annuity services in the United States and foreign countries to monitor these deadlines and to pay these fees when so instructed by us.

The USPTO and foreign patent agencies require compliance with procedural, documentary, fee payment, and other similar provisions, such as the requirement to disclose known prior art, during the patent application process. If we or our licensors fail to comply with these requirements, our patent applications may not issue or our granted patents may lapse or be found invalid. While certain inadvertent lapses can be cured by payment of a late fee, by petition, or by other means in accordance with the applicable rules, there are situations in which non-compliance can result in a partial or complete loss of patent rights in the relevant jurisdiction. If our patents irreversibly lapse or their scope or term is limited, our competitors might be able to enter the market with similar or identical products or technology, which could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

It is possible that defects of form in the preparation or filing of patent applications may exist, or may arise in the future, for example with respect to proper priority claims, inventorship, claim scope, or requests for patent term adjustments. If there are material defects in the form, preparation, prosecution or enforcement of our patents or patent applications, such patents may be invalid and/or unenforceable, and such applications may never result in valid, enforceable patents. Any of these outcomes could impair our ability to prevent competition from third parties, which may have an adverse impact on our business.

If we do not obtain patent term extension for our products and product candidates, our business may be materially harmed.

Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering our products and product candidates are obtained, once the patent life has expired for a product or product candidate, we may be open to competition from competitive products. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products and product candidates similar or identical to ours.

Depending upon the circumstances, the term of patent rights we own or in-license that cover our product candidates may be extended in the United States under the Hatch-Waxman Act (Patent Term Extension, or PTE), by Supplementary Protection Certificate, or SPC, in certain European countries, and by similar legislation in other countries, for delays incurred when seeking regulatory approval for a drug candidate. For example, depending upon the timing, duration and specifics of any FDA regulatory approval of such product candidates, such patent may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, or Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent extension term of up to five years as compensation for patent term lost during the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent may be extended and only those claims covering the approved drug, a method for using it or a method for manufacturing it may be extended. A patent may only be extended once and only based on a single approved product. However, we may not be granted an extension because of, for example, failure to obtain a granted patent before approval of a product candidate, failure to exercise due diligence during the testing phase or regulatory review process, failure to apply within applicable deadlines, failure to apply prior to expiration of relevant patents or otherwise our failure to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than we request. If we are unable to obtain patent term extension or the term of any such extension is less than we request, our competitors may obtain approval of competing products following our patent expiration, and our revenue could be reduced, possibly materially. In addition, our ability to control which patent is extended by any patent term extension may be limited, and there can be no assurance that licensors will pursue or obtain extensions for patents that we would choose.

If we are unable to obtain patent term extension or restoration, or the foreign equivalent, or the term of any such extension is less than we request, our competitors or other third parties may obtain approval of competing drugs following our patent expiration, and our revenue could be reduced, possibly materially. Further, if this occurs, our competitors or other third parties may take advantage of our investment in development and trials by referencing our clinical and nonclinical data and launch their drug earlier than might otherwise be the case. Any of the foregoing could materially harm our business, financial condition, results of operations and growth prospects.

Changes in patent law in the European Union, the United States and other jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect our products and product candidates, adversely impacting our business.

Obtaining and enforcing patents in the biopharmaceutical industry involves both technological and legal complexity, and is therefore costly, time consuming and inherently uncertain. Changes in patent laws throughout the world can disturb settled expectations and reduce or eliminate patent protections. Recent rulings from the U.S. Supreme Court and the Court of Appeals for the Federal Circuit have narrowed the scope of patent protection available in specified circumstances and weakened the rights of patent owners in specified situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future.

Patent offices may interpret court rulings in ways that may hamper our ability to obtain patent protection. The USPTO has issued subject matter eligibility guidance instructing USPTO examiners on the ramifications of the Supreme Court rulings in Mayo Collaborative Services v. Prometheus Laboratories, Inc. and Association for Molecular Pathology v. Myriad Genetics, Inc., and applied the Myriad ruling to natural products and principles including all naturally occurring molecules. Currently, our patent portfolio contains claims of various types and scope, including methods of medical treatment. Similarly, in 2023, in Amgen Inc. v. Sanofi, the Supreme Court held broad claims to antibodies invalid as lacking enablement, illustrating the challenge in obtaining claims to biological products. While the presence of varying types of claims in our patent portfolio reduces our exposure to potential validity challenges, we cannot guarantee that our patent estate will prevent third parties from entering markets and competing with us.

On September 16, 2011, the Leahy-Smith America Invents Act, or the Leahy-Smith Act, was signed into law and included several significant changes to U.S. patent law that impacted how patent rights could be prosecuted, enforced and defended. In particular, the Leahy-Smith Act also included provisions that switched the United States from a “first-to-invent” system to a “first-to-file” system, allowed third-party submission of prior art to the USPTO during patent prosecution and set forth additional procedures to attack the validity of a patent by the USPTO are met, the first inventor to file a patent application generally will be entitled to the patent on an invention regardless of whether another inventor had made the invention earlier. The USPTO developed regulations and procedures governing the administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, and in particular, the first-to-file provisions, became effective on March 16, 2013. administered post grant proceedings. Under a first-to-file system, assuming the other requirements for patentability

The Leahy-Smith Act also introduced new procedures providing opportunities for third parties to challenge any issued patent in the USPTO. Included in these new procedures is a process known as Inter Partes Review, or IPR, which has been generally used by many third parties since the enactment of the Leahy-Smith Act to invalidate patents. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in U.S. federal court necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action.

In addition, the U.S. federal government retains certain rights in inventions produced with its financial assistance under the Patent and Trademark Law Amendments Act (Bayh-Dole Act). The federal government retains a “nonexclusive, nontransferable, irrevocable, paid-up license” for its own benefit. The Bayh-Dole Act also provides federal agencies with “march-in rights.” March-in rights allow the government, in specified circumstances, to require the contractor or successors in title to the patent to grant a “nonexclusive, partially exclusive, or exclusive license” to a “responsible applicant or applicants.” If the patent owner refuses to do so, the government may grant the license itself. If we choose to collaborate with academic institutions to accelerate our nonclinical research or development, we cannot be sure that any co-developed intellectual property will be free from government rights pursuant to the Bayh-Dole Act. If, in the future, we co-own or license in technology which is critical to our business that is developed in whole or in part with federal funds subject to the Bayh-Dole Act, our ability to enforce or otherwise exploit patents covering such technology may be adversely affected.

If we enter into future arrangements involving government funding, and we make inventions as a result of such funding, our intellectual property rights to such discoveries may be subject to provisions of the Bayh-Dole Act of 1980. If the U.S. government exercises “march-in rights” under the Bayh-Dole Act, our competitive position may be harmed, which could have an adverse effect on our prospects.

Geopolitical actions in the United States and in foreign countries could increase the uncertainties and costs surrounding the prosecution or maintenance of patent applications and the maintenance, enforcement or defense of issued patents. For example, the United States and foreign government actions related to Russia’s invasion of Ukraine may limit or prevent filing, prosecution and maintenance of patent applications in Russia. Government actions may also prevent maintenance of issued patents in Russia. These actions could result in abandonment or lapse of patents or patent applications, resulting in partial or complete loss of patent rights in Russia. If such an event were to occur, it could have a material adverse effect on our business. In addition, a decree was adopted by the Russian government in March 2022, allowing Russian companies and individuals to exploit inventions owned by patentees that have citizenship or nationality in, are registered in, or have predominately primary place of business or profit-making activities in the United States and other countries that Russia has deemed unfriendly without consent or compensation. Consequently, we would not be able to prevent third parties from practicing its inventions in Russia or from selling or importing products made using its inventions in and into Russia. Accordingly, our competitive position may be impaired, and our business, financial condition, results of operations and growth prospects may be adversely affected.

In Europe, a new unitary patent system took effect on June 1, 2023, and may significantly impact European patents, including those granted before the introduction of the new system. Under the new system, Applicants can, upon grant of a patent, opt for that patent to become a Unitary Patent which will be subject to the jurisdiction of a new Unitary Patent Court, or the UPC. Patents granted before the implementation of the new system can be opted out of UPC jurisdiction, remaining as national patents in the UPC countries. Patents that remain under the jurisdiction of the UPC may be challenged in a single UPC-based revocation proceeding that, if successful, could invalidate the patent in all countries who are signatories to the UPC. Further, because the UPC is a new court system and there is little precedent for the court’s laws, there is increased uncertainty regarding the outcome of any patent litigation. We are unable to predict what impact the new patent regime may have on our ability to exclude competitors in the European market.

We cannot assure you that our efforts to seek patent protection for one or more of our products and product candidates will not be negatively impacted by the decisions described above, rulings in other cases or changes in guidance or procedures issued by the USPTO. We cannot fully predict what impact the Supreme Court’s decisions may have on the ability of life science companies to obtain or enforce patents relating to their products in the future. These decisions, the guidance issued by the USPTO and rulings in other cases or changes in USPTO guidance or procedures could have a material adverse effect on our existing patent rights and our ability to protect and enforce our intellectual property in the future.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position could be harmed.

In addition to seeking patents for our technologies and WIN378, WIN027 or any future product candidates, we also rely on trade secret protection, as well as confidentiality agreements, non-disclosure agreements and assignment agreements with our employees, consultants and third parties, to protect our know-how and other confidential and proprietary information, especially where we do not believe patent protection is appropriate or obtainable.

It is our policy to require our employees, corporate collaborators, outside scientific collaborators, CROs, contract manufacturers, consultants, advisors, and other third parties to execute confidentiality agreements upon the commencement of employment or consulting relationships with us. These agreements generally provide that all confidential information concerning our business or financial affairs developed by or made known to an individual or entity during the course of that party’s relationship with us are to be kept confidential and not disclosed to third parties, except in certain specified circumstances. In the case of employees, the agreements also provide that all inventions conceived by the individual, and that are related to our current or planned business or research and development or made during normal working hours, on our premises or using our equipment or proprietary information, are our exclusive property. In the case of consultants and other third-party service providers, the agreements provide us with certain rights to all inventions arising from the services provided to us by those individuals or entities. However, we cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or proprietary technologies and processes. Additionally, the assignment of intellectual property rights may not be self-executing, or assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. We may not be able to obtain adequate remedies for any breaches of such agreements. Ultimately, enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive, and time consuming, and the outcome is unpredictable.

In addition to contractual measures, we protect the confidential nature of our proprietary information through other appropriate precautions, such as physical and technological security measures. However, trade secrets and know-how can be difficult to protect despite these precautions. These measures may not, for example, in the case of misappropriation of a trade secret by an employee or third party with authorized access, provide adequate protection for our proprietary information. Our security measures may not prevent an employee or consultant from misappropriating our trade secrets and providing them to a competitor, and any recourse we might take against this type of misconduct may not provide an adequate remedy to protect our interests fully. In addition, our trade secrets may be independently developed by others in a manner that could prevent us from receiving legal recourse. If any of our confidential or proprietary information, such as our trade secrets, were to be disclosed or misappropriated, or if any of that information was independently developed by a competitor, our competitive position could be harmed.

If we choose to go to court to stop a third party from using any of our trade secrets, we may incur substantial costs. In addition, courts inside and outside the United States are sometimes less willing or unwilling to protect trade secrets. Even if we are successful, these types of lawsuits may consume, in addition to substantial costs, significant amounts of our time and other resources. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Any trademarks we may obtain may be infringed or successfully challenged, resulting in harm to our business.

We expect to rely on trademarks as one means to distinguish WIN378, WIN027 or any future product candidates that are approved for marketing from the products of our competitors. However, our trademarks or trade names may be challenged, infringed, circumvented, or declared generic. We may not be able to protect our rights to these trademarks and trade names, which we benefit from to build name recognition among potential collaborators or customers in our markets of interest. At times, competitors or other third parties may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be allegations of trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively, and our business may be adversely affected. Our efforts to enforce or protect our proprietary rights related to trademarks, trade secrets, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversions of resources and could adversely affect our business, financial condition, results of operations and growth prospects.

In addition, any proprietary name we propose to use with WIN378, WIN027 or any future product candidates in the United States must be approved by the FDA, regardless of whether we have registered it, or applied to register it, as a trademark. The FDA typically conducts a review of proposed product names, including an evaluation of the potential for confusion with other product names. If the FDA objects to any of our proposed proprietary product names, we may be required to expend significant additional resources in an effort to identify a suitable proprietary product name that would qualify under applicable trademark laws, not infringe the existing rights of third parties, and be acceptable to the FDA.

We may be subject to claims challenging the inventorship or ownership of the patents and other intellectual property that we own or license.

We or our licensors may be subject to claims that former employees, collaborators or other third parties have an ownership interest in the patents and intellectual property that we own or license or that we may own or license in the future. The failure to name the proper inventors on a patent application can result in the patents issuing thereon being unenforceable. Inventorship disputes may arise from conflicting views regarding the contributions of different individuals named as inventors, the effects of foreign laws where foreign nationals are involved in the development of the subject matter of the patent, conflicting obligations of third parties involved in developing our product candidates or as a result of questions regarding co-ownership of potential joint inventions. Litigation may be necessary to resolve these and other claims challenging inventorship and/or ownership. Alternatively, or additionally, we may enter into agreements to clarify the scope of our rights in such intellectual property.

While it is our policy to require our employees and contractors who may be involved in the development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who in fact develops intellectual property that we regard as our own or such assignments may not be self-executing or may be breached. Our licensors may face similar obstacles. We could be subject to ownership disputes arising, for example, from conflicting obligations of employees, consultants or others who are involved in developing our products or product candidates. Litigation may be necessary to defend against any claims challenging inventorship or ownership. If we or our licensors fail in defending any such claims, we may have to pay monetary damages and may lose valuable intellectual property rights, such as exclusive ownership of, or the right to use or enforce, intellectual property, which could adversely impact our business, financial condition and results of operations. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Intellectual property rights do not necessarily address all potential threats.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit it to maintain our competitive advantage. For example:

∎	WIN378, WIN027 or future product candidates, if approved, may eventually become commercially available in generic or biosimilar product forms;

∎

others may be able to make similar antibodies to WIN378, WIN027 or any other potential future product candidates that are not covered by the claims of the patents that we license or may own in the future;

∎

we, or current or future licensors or collaborators, might not have been the first to make the inventions covered by the issued patent or pending patent application that we license or may own in the future, potentially resulting in the invalidation of such patents or refusal of such applications;

∎	we, or current or future licensors or collaborators, might not have been the first to file patent applications covering certain of our or their inventions;

∎

we, or current or future licensors or collaborators, may fail to meet our obligations to the U.S. government regarding any in-licensed patents and patent applications funded by U.S. government grants, leading to the loss or unenforceability of patent rights;

∎	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing on our owned or licensed intellectual property rights;

∎	it is possible that our pending patent applications or those that we may own or license in the future will not lead to issued patents;

∎	it is possible that there are prior public disclosures that could invalidate our patents;

∎	it is possible that there are unpublished patent applications that may later issue with claims covering WIN378, WIN027 or any other potential future product candidates or technology similar to ours;

∎

it is possible that our patents or patent applications omit individual(s) that should be listed as inventor(s) or include individual(s) that should not be listed as inventor(s), which may cause these patents or patents issuing from these patent applications to be held invalid or unenforceable or result in a change in ownership;

∎	issued patents to which we hold rights may be held invalid, unenforceable, or narrowed in scope, including as a result of legal challenges by our competitors;

∎

the claims of our issued patents or patent applications, if and when issued, may not cover WIN378, WIN027 or any other potential future product candidates or narrowly cover them in such a way that competitors may be able to design around to avoid infringement allegations;

∎	the laws of foreign countries may not protect our proprietary rights or the proprietary rights of current or future licensors or collaborators to the same extent as the laws of the United States;

∎

the inventors of our patents or patent applications may become involved with competitors, develop products or processes that design around our patents, or become hostile to it or the patents or patent applications on which they are named as inventors;

∎

our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

∎

we have engaged in scientific collaborations in the past and we intend to continue to do so in the future, and our collaborators may develop adjacent or competing products that are outside the scope of our patents;

∎	we may not develop additional proprietary technologies that are patentable;

∎	WIN378, WIN027 or any other potential future product candidates we develop may be covered by third-party patents or other exclusive rights;

∎	the patents of others may prohibit or otherwise harm our business; or

∎

we may choose not to file a patent in order to maintain certain trade secrets or know-how, and a third party may subsequently commercialize the technology and/or file a patent covering such intellectual property.

Should any of these events occur, they could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Risks Related to This Offering and Ownership of Our Common Shares

There has been no prior public market for our common shares, and an active trading market may not develop or be sustained.

There has been no public market for our common shares prior to this offering. The initial public offering price for our common shares was determined through negotiations among the underwriters and us and may vary from the market price of our common shares following this offering. An active or liquid market in our common shares may not develop upon closing of this offering or, if it does develop, it may not be sustainable. The lack of an active market may impair the value of your common shares, your ability to sell your common shares at the time you wish to sell them and the prices that you may obtain for your common shares. An inactive market may also impair our ability to raise capital by selling our common shares and our ability to acquire other companies, products, or technologies by using our common shares as consideration.

The price of our common shares may be volatile, and you could lose all or part of your investment.

The trading price of our common shares following this offering is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control, including limited trading volume. In addition to the factors discussed in this section and elsewhere in this prospectus, these factors include:

∎	the commencement, enrollment, completion or results of our current or future nonclinical and clinical trials for WIN378, WIN027 or any other potential future product candidates;

∎	any delay in identifying and advancing a clinical candidate for our other programs;

∎

any delay in our regulatory filings for WIN378, WIN027 or any other potential future product candidates and any adverse development or perceived adverse development with respect to the applicable regulatory authority’s review of such filings, including without limitation the FDA’s issuance of a “refusal to file” letter or a request for additional information;

∎	adverse results or delays, suspensions or terminations in future nonclinical studies or clinical trials;

∎	our decision to initiate a clinical trial, not to initiate a clinical trial or to terminate an existing clinical trial;

∎

adverse regulatory decisions, including failure to receive regulatory approval of WIN378, WIN027 or any other potential future product candidates or the failure of a regulatory authority to accept data from nonclinical studies or clinical trials conducted in other countries;

∎	changes in laws or regulations applicable to WIN378, WIN027 or any other potential future product candidates, including but not limited to clinical trial requirements for approvals;

∎	adverse developments concerning our manufacturers;

∎	our inability to obtain adequate product supply for any approved product or inability to do so at acceptable prices;

∎	our inability to establish collaborations, if needed;

∎	our failure to commercialize WIN378, WIN027 or any other potential future product candidates, if approved;

∎	additions or departures of key scientific or management personnel;

∎	unanticipated serious safety concerns related to WIN378, WIN027 or any other potential future product candidates;

∎	introduction of new products or services offered by us or our competitors;

∎	announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by us or our competitors;

∎	our ability to effectively manage our growth;

∎	actual or anticipated variations in quarterly operating results;

∎	our cash position;

∎	our failure to meet the estimates and projections of the investment community or that we may otherwise provide to the public;

∎

publication of research reports about us or our industry, or WIN378, WIN027 or any other potential future product candidates in particular, or positive or negative recommendations or withdrawal of research coverage by securities analysts;

∎	changes in the market valuations of similar companies;

∎	changes in the structure of the healthcare payment systems;

∎	overall performance of the equity markets;

∎	sales of our common shares by us or our shareholders in the future;

∎	trading volume of our common shares;

∎	changes in accounting practices, such as the adoption of a new accounting standard;

∎	ineffectiveness of our internal controls;

∎	disputes or other developments relating to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;

∎	significant lawsuits, including patent or shareholder litigation;

∎	general political and economic conditions; and

∎	other events or factors, many of which are beyond our control.

In addition, the stock market in general, and the market for biopharmaceutical companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our common shares, regardless of our actual operating performance. If the market price of our common shares after this offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment. In the past, securities class action litigation has often been instituted against companies following periods of volatility in the market price of a company’s securities. This type of litigation, if instituted, could result in substantial costs and a diversion of management’s attention and resources.

Our operating results may fluctuate significantly, which makes our future operating results difficult to predict and could cause our operating results to fall below expectations.

Our operating results have fluctuated in the past and may fluctuate significantly, due to a variety of factors, many of which are outside of our control and may be difficult to predict, including:

∎

the timing and cost of, and level of investment in, research, development and, if approved, commercialization activities relating to WIN378, WIN027 or any other potential future product candidates, which may change from time to time;

∎	the timing and status of enrollment for clinical trials;

∎

the cost of manufacturing WIN378, WIN027 or any other potential future product candidates, as well as building out our supply chain, which may vary depending on the quantity of production and the terms of our agreements with manufacturers;

∎	expenditures that we may incur to acquire, develop or commercialize additional product candidates and technologies;

∎	timing and amount of any milestone, royalty or other payments due under any collaboration or license agreement;

∎	future accounting pronouncements or changes in our accounting policies;

∎

the timing and success or failure of nonclinical studies and clinical trials for WIN378, WIN027 or any other potential future product candidates or competing product candidates, or any other change in the competitive landscape of our industry, including consolidation among our competitors or collaborators;

∎	the timing of receipt of approvals for WIN378, WIN027 or any other potential future product candidates from regulatory authorities in the United States and internationally;

∎	our exposure to liquidity risk;

∎	changes in global or local economic conditions, including inflation, hyperinflation, fluctuations in interest rates and other increasing price levels;

∎	fluctuations in interest rates and currency exchange rates, including the relative strength or weakness of the U.S. dollar against foreign currencies that are important to our business;

∎	bank/counterparty credit risk associated with our cash and investments;

∎	coverage and reimbursement policies with respect to WIN378, WIN027 or any other potential future product candidates, if approved, and potential future drugs that compete with our products;

∎	the level of demand for WIN378, WIN027 or any other potential future product candidates, if approved, which may vary significantly over time; and

∎	other events or factors, many of which are beyond our control.

The cumulative effects of these factors could result in large fluctuations and unpredictability in our quarterly and annual operating results. As a result, comparing our operating results on a period-to-period basis may not be meaningful. Investors should not rely on our past results as an indication of our future performance.

This variability and unpredictability could also result in our failing to meet the expectations of industry or financial analysts or investors for any period. If our future revenue or operating results fall below the expectations of analysts or investors or below any forecasts we may provide to the market, or if any forecasts we provide to the market are below the expectations of analysts or investors, the price of our common shares could decline substantially. Such a share price decline could occur even when we have met any previously publicly stated revenue or earnings guidance we may provide.

Raising additional capital will cause dilution to our shareholders, restrict our operations or require us to relinquish rights to WIN378, WIN027 or any other potential future product candidates.

Until such time, if ever, as we can generate substantial product revenue, we expect to finance our operations with our existing cash, cash equivalents and marketable securities, the net proceeds from this offering, any future equity or debt financings and additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties. If we raise additional capital through the sale of equity or convertible debt securities, or issue any equity or convertible debt securities in connection with a collaboration agreement or other contractual arrangement, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a holder of our common shares. In addition, the possibility of such issuance may cause the market price of our common shares to decline. Debt financing, if available, may result in increased fixed payment obligations and involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures, declaring dividends or acquiring, selling or licensing intellectual property rights or assets, which could adversely impact our ability to conduct our business.

If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our intellectual property, technologies, future revenue streams or WIN378 and WIN027 or any other potential future product candidates or grant licenses on terms that may not be favorable to us. We could also be required to seek funds through arrangements with collaborators or others at an earlier stage than otherwise would be desirable. Any of these occurrences may have a material adverse effect on our business, financial condition, results of operations and growth prospects.

If securities or industry analysts do not publish or cease to publish research or publish inaccurate or unfavorable research about our business, our share price and trading volume could decline.

The trading market for our common shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on us. If no securities or industry analysts commence coverage of us, the trading price for our shares would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who covers us downgrades our shares or publishes inaccurate or unfavorable research about our business, our share price may decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our shares could decrease, which might cause our share price and trading volume to decline.

The rights of shareholders in companies subject to Swiss corporate law differ in material respects from the rights of shareholders of corporations incorporated in the United States.

We are a Swiss corporation. Our corporate affairs are governed by our articles of association and by the laws governing companies incorporated in Switzerland. The rights of our shareholders and the responsibilities of our directors are in many ways different from the rights and obligations of shareholders and directors of companies governed by the laws of U.S. jurisdictions. For example, in the performance of its duties, our board of directors is required by Swiss law to consider our interests, and may also have regard to the interest of our shareholders, our employees and other stakeholders, in all cases with due observation of the principles of due care and loyalty. It is possible that some of these parties will have interests that are different from, or in addition to, your interests as a shareholder. See the sections of this prospectus titled “Comparison of Shareholder Rights under Swiss and Delaware Corporate Law,” “Management—Corporate Governance Practices” and “Description of Share Capital and Articles of Association.”

Swiss corporate law limits the ability of our shareholders to challenge resolutions made or other actions taken by our board of directors in court. Our shareholders generally are not permitted to file a suit to reverse a decision or an action taken by our board of directors, but are instead only permitted to seek damages for breaches of fiduciary duty. As a matter of Swiss law, due to the jurisdiction clause contained in our revised articles of association, shareholder claims against a director for breach of fiduciary duty would have to be brought exclusively to the competent courts in Basel, Switzerland. In addition, under Swiss law, due to the jurisdiction clause contained in our revised articles of association, any claims by our shareholders against us must be brought exclusively to the competent courts in Basel, Switzerland. U.S.-style class actions and derivative actions are not available under Swiss law. A further summary of applicable Swiss corporate law is included in this prospectus, see “Description of Share Capital and Articles of Association” and “Comparison of Shareholder Rights under Swiss and Delaware Corporate Law” included elsewhere in this prospectus. There can be no assurance that Swiss law will not change in the future, which could adversely affect the rights of our shareholders, or that Swiss law will protect our shareholders in a similar fashion as under U.S. corporate law principles.

Swiss law imposes mandatory shareholder approval of board and executive compensation and prohibits certain forms of compensation, which may limit our flexibility to attract, retain and incentivize directors and executive officers.

As a Swiss company, we are subject to the Swiss Code of Obligations, including provisions originally introduced by the Ordinance Against Excessive Compensation at Listed Stock Corporations and now codified in the Swiss Code of Obligations. These provisions require us to submit the aggregate amounts of compensation of our board of directors and of our executive committee separately to a binding shareholder vote at each annual general meeting. If our shareholders do not approve a compensation proposal, our board of directors shall determine, taking into account all relevant factors, the respective maximum aggregate amount or partial amounts, and submit the amount(s) so determined for approval by a general meeting of shareholders, which could delay our ability to pay, or create uncertainty regarding, compensation owed to our directors and executive officers.

In addition, Swiss law prohibits us from paying our directors and executive officers certain forms of compensation, including severance payments (other than compensation due during the remaining notice period), advance payments, and transaction premiums, and similar payments to members of our board of directors and executive committee. Swiss law also requires that employment agreements for a fixed term with members of our executive committee have a maximum duration of one year (renewal being possible) and that employment agreements for an indefinite term have a termination notice period of no more than twelve months.

These restrictions are more stringent than those applicable to many of our competitors organized in the United States or other jurisdictions, and may adversely affect our ability to attract, retain and incentivize qualified directors and executive officers, particularly in competition with companies not subject to comparable restrictions. Non- compliance with these requirements may also expose our directors and executive officers to criminal sanctions under Swiss law.

U.S. investors may have difficulty enforcing civil liabilities against us, our directors and senior management.

We are a corporation organized and incorporated under the laws of Switzerland with registered office and domicile in Basel, Switzerland. Certain members of our board of directors and senior management are non-residents of the United States, and all or a substantial portion of our assets and the assets of such persons are located outside the United States. As a result, it may not be possible to serve process on such persons or us in the United States or to enforce judgments obtained in U.S. courts against them or us based on civil liability provisions of the securities laws of the United States. Additionally, it may be difficult to assert U.S. securities law claims in actions originally instituted outside of the United States. Courts outside the United States may refuse to hear a U.S. securities law claim because non-U.S. courts may not be the most appropriate forums in which to bring such a claim. Even if a court outside the United States agrees to hear a claim, it may determine that the law of the jurisdiction in which the non-U.S. court resides, and not U.S. law, is applicable to the claim. Further, if U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process, and certain matters of procedure would still be governed by the law of the jurisdiction in which the non-U.S. court resides. In particular, there is some doubt as to whether Swiss courts would recognize and enforce certain civil liabilities under U.S. securities laws in original actions or judgments of U.S. courts based upon these civil liability provisions. In addition, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in Switzerland. An award for monetary damages under the U.S. securities laws would be considered punitive if it does not seek to compensate the claimant for loss or damage suffered but is intended to punish the defendant. Swiss law provides that an individual shareholder may, in its own name, for the benefit of the corporation, initiate a legal action to seek compensation for damages caused to the corporation from, amongst others, the directors of a corporation. If so, any damages awarded by the court are paid to the corporation and any legal fees relating to such action may be borne by the relevant shareholder. See “Comparison of Shareholder Rights under Swiss and Delaware Corporate Law” included elsewhere in this prospectus.

Investors may also have difficulties obtaining a favorable judicial forum for claims against us, our executive officers or our directors. Our amended and restated articles of association provide that all corporate law disputes between shareholders, our corporate bodies and members of such corporate bodies shall be resolved by the competent courts in Basel, Switzerland. This jurisdiction clause extends to all claims arising out of corporate law.

These provisions may limit a shareholder’s ability to bring a claim in a judicial forum of its choosing for disputes with us or any of our directors, shareholders, officers, or others, or may increase the cost of doing so, both of which may discourage lawsuits with respect to such claims. In the event a court finds the forum selection provisions contained in our amended and restated articles of association to be unenforceable or inapplicable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our results of operations.

The enforceability of any judgment in Switzerland will depend on the particular facts of the case as well as the laws and treaties in effect at the time. The United States and Switzerland do not currently have a treaty providing for recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. Consequently, a final judgment for payment given by a court in the United States, whether or not predicated solely upon U.S. securities laws, may not be enforceable in Switzerland. See “Service of Process and Enforcement of Liabilities” included elsewhere in this prospectus.

Our common shares are not listed in Switzerland, our home jurisdiction. As a result, certain Swiss law provisions designed to protect shareholders in the event of a public takeover offer or change of control transaction will not apply, in the same way they protect a Swiss company listed in Switzerland.

The Swiss rules that require investors to disclose their interest in a company if they reach, exceed or fall below certain ownership thresholds only applies to issuers that have a listing for their equity securities in Switzerland. Since our common shares are listed exclusively on Nasdaq, a U.S. market, the disclosure obligations regarding major shareholdings according to art. 120 of the Swiss Financial Markets Infrastructure Act and its implementing provisions do not apply to us. Likewise, the Swiss takeover regime does not apply to us. In particular, the duty to make a mandatory bid offer for all outstanding listed equity securities of a company by any person or group of persons that acquires more than one third of a company’s voting rights does not apply to us. In addition, the Swiss takeover regime imposes certain restrictions and obligations on bidders in a voluntary public takeover offer that are designed to protect shareholders. However, these protections are applicable only to issuers that list their equity securities in Switzerland and, because our common shares will be listed exclusively on Nasdaq, will not be applicable to us.

Furthermore, since Swiss law restricts our ability to implement rights plans or U.S.-style “poison pills,” our ability to resist an unsolicited takeover attempt or to protect minority shareholders in the event of a change of control transaction may be limited. Therefore, our shareholders may not be protected in the same degree in a public takeover offer or a change-of-control transaction as are shareholders in a Swiss company listed in Switzerland.

Anti-takeover provisions in our amended and restated articles of association could make an acquisition of us, which may be beneficial to our shareholders, more difficult.

Our amended and restated articles of association contain provisions that may have the effect of discouraging, delaying or preventing a change in control of us that shareholders may consider favorable, including transactions in which our shareholders may receive a premium for their shares. Our amended articles of association, which will become effective immediately prior to the completion of this offering, include provisions that:

∎

in certain cases, allow our board of directors to place up to    common shares, by way of a capital increase within our capital range, and rights to acquire an additional    common shares to be issued out of our conditional capital for financing, acquisitions and other purposes (approximately    % and    %, respectively, of the expected outstanding share capital after completion of this offering, assuming no exercise of the underwriters’ option to purchase additional common shares in the offering) with affiliates or third parties, without existing shareholders having statutory subscription rights in relation to this share placement;

∎

allow our board of directors not to record any acquirer of common shares, or several acquirers acting in concert, in our share register as a shareholder with voting rights with respect to more than    % of our share capital registered in the commercial register;

∎	restrict shareholders from exercising voting rights with respect to own or represented shares in excess of % of our share capital registered in the commercial register;

∎	limit the size of our board of directors to members; and

∎

require two-thirds of the votes represented at a general meeting of shareholders for amending or repealing the above-mentioned registration and voting restrictions, the provision setting a maximum board size, and the provision for indemnification of the members of our board of directors and our executive committee as set forth in our articles of association, and for dismissing the chairman or any member of our board of directors or any member of our compensation committee before the end of his or her term of office.

These and other provisions, alone or together, could delay or prevent takeovers and changes in control. See “Description of Share Capital and Articles of Association” included elsewhere in this prospectus. These provisions could also limit the price that investors might be willing to pay in the future for our common shares, thereby depressing the market price of our common shares.

Our executive officers, directors, principal shareholders and their respective affiliates own a significant percentage of our share capital and will be able to exert significant control over matters subject to shareholder approval.

Based on the beneficial ownership of our outstanding shares as of June 30, 2026, prior to this offering, our executive officers, directors, holders of 5% or more of our outstanding shares and their respective affiliates beneficially owned approximately    % of our outstanding shares conferring voting rights and, upon the completion of this offering, that same group will hold approximately    % of our outstanding common shares conferring voting rights (assuming no exercise of the underwriters’ option to purchase additional shares and no exercise of outstanding options), in each case assuming the conversion of all outstanding preferred shares into common shares. As a result, these shareholders, if acting together, will continue to have significant influence over the outcome of corporate actions requiring shareholder approval, including the election and removal of directors, amendment of our articles of association, any merger, consolidation or sale of all or substantially all of our assets and certain other significant corporate transaction, pursuant to our shareholders’ agreement dated May 12, 2026. In addition, certain of our principal shareholders, including OrbiMed Private Investments IX, LP, funds managed by Blue Owl Capital, Novo Holdings A/S, SR One Capital Fund II Aggregator, LP, and entities affiliated with Omega Funds, have designated certain members of our board of directors. In addition, our amended and restated articles of association, which will become effective immediately prior to the completion of this offering, will contain provisions stating that if an individual or legal entity acquires common shares and, as a result, directly or indirectly, has voting rights with respect to more than    % of the share capital registered in the commercial register, the common shares exceeding the limit of    % shall be entered in the share register as shares without voting rights. The interests of these shareholders may not be the same as or may even conflict with your interests. For example, these shareholders could delay or prevent a change of control, even if such a change of control would benefit our other shareholders, which could deprive our shareholders of an opportunity to receive a premium for their common shares as part of a sale of our company or our assets and might affect the prevailing market price of our common shares. In addition, because many of these shareholders purchased their shares at prices substantially below the price at which shares are being sold in this offering and have held their shares for a longer period, they may be more interested in selling our company to an acquirer than other investors, or they may want us to pursue strategies that deviate from the interests of other shareholders. The significant concentration of share ownership may adversely affect the trading price of our common shares due to investors’ perception that conflicts of interest may exist or arise.

Future sales of our common shares in the public market could cause our share price to fall.

Our share price could decline as a result of sales of a large number of common shares after this offering or the perception that these sales could occur. These sales, or the possibility that these sales may occur, might also make it more difficult for us to sell equity securities in the future at a time and price that we deem appropriate.

Upon the completion of this offering,     common shares will be outstanding (or    common shares if the underwriters exercise their option to purchase additional common shares from us in full), based on the number of shares outstanding as of June 30, 2026, assuming the conversion of all outstanding preferred shares into common shares.

All common shares expected to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or Securities Act, unless held by our “affiliates” as defined in Rule 144 under the Securities Act. The resale of the remaining    common shares, or     % of our outstanding common shares following this offering, is currently prohibited or otherwise restricted, subject to certain limited exceptions, as a result of securities law provisions, market standoff agreements entered into by certain of our shareholders with us or lock-up agreements entered into by our directors, officers and our shareholders with the underwriters in connection with this offering under which they have agreed or will agree, subject to specific exceptions described in the section of this prospectus titled “Underwriting,” not to sell any of our common shares for 180 days following the date of this prospectus. We refer to such period as the lock-up period. We and certain of the underwriters may release certain shareholders from the market standoff agreements or lock-up agreements prior to the end of the lock-up period. However, subject to applicable securities law restrictions, these shares will be able to be sold in the public market beginning on the 181st day after the date of this prospectus. Shares issued upon the exercise of share options or vesting of restricted share units outstanding under our equity incentive plans or pursuant to future awards granted under those plans will become available for sale in the public market to the extent permitted by the provisions of applicable vesting schedules, market stand-off agreements and/or lock-up agreements, as well as Rules 144 and 701 under the Securities Act. For more information, see the section titled “Shares Eligible for Future Sale” included elsewhere in this prospectus.

Upon the completion of this offering, the holders of approximately    common shares, or    % of our outstanding common shares following this offering, will have rights, subject to some conditions, to require us to file registration statements covering the sale of their shares or to include their shares in registration statements that we may file for ourselves or our other shareholders. We also intend to register the offer and sale of all common shares that we may issue under our equity incentive plans. Once we register the offer and sale of shares for the holders of registration rights and shares that may be issued under our equity incentive plans, these shares will be able to be sold in the public market upon issuance, subject to the lock-up agreements described in the section titled “Underwriting” included elsewhere in this prospectus.

In addition, in the future, we may issue additional common shares, or other equity or debt securities convertible into common shares, in connection with a financing, acquisition, employee arrangement, or otherwise. Any such issuance could result in substantial dilution to our existing shareholders and could cause the price of our common shares to decline.

We will have broad discretion in how we use the proceeds of this offering and may not use these proceeds effectively, which could affect our results of operations and cause our share price to decline.

We will have considerable discretion in the application of the net proceeds of this offering, including for any of the purposes described in the section of this prospectus titled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. As a result, investors will be relying upon management’s judgment with only limited information about our specific intentions for the use of the net proceeds of this offering. We may use the net proceeds for purposes that do not yield a significant return or any return at all for our shareholders. In addition, pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

If you purchase our common shares in our initial public offering, you will experience substantial and immediate dilution.

The initial public offering price of $    per share is substantially higher than the pro forma as adjusted net tangible book value per common share outstanding immediately following the completion of this offering. If you purchase common shares in this offering, you will experience substantial and immediate dilution in the pro forma as adjusted net tangible book value of $    per share as of June 30, 2026. That is because the price that you pay will be substantially greater than the pro forma as adjusted net tangible book value per share of the common shares that you acquire. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares. You will experience additional dilution if the underwriters exercise their option to purchase additional shares in this offering, when those holding share options exercise their right to purchase common shares under our equity incentive plans, upon the vesting of outstanding restricted share units or when we otherwise issue additional common shares. For additional details see the section titled “Dilution” included elsewhere in this prospectus.

The registration of the share capital increases in the commercial register of the Canton of Basel-Stadt, Switzerland, may be blocked and the shareholders’ resolutions regarding the ordinary share capital increases and the creation of a capital range may be challenged.

This offering is subject to, among other things, approval by our shareholders of resolutions regarding the ordinary share capital increase and the creation of a capital range necessary to source the common shares to be sold in this offering, which was obtained on    , 2026. The execution of the ordinary share capital increase and the share capital increase within the capital range (if applicable) by our board of directors and the related filings will be made prior to the completion of this offering and, with regard to the common shares to be issued upon any exercise of the underwriters’ option to purchase additional common shares (if any), upon exercise of such option. The issuance of new common shares will become effective upon registration in the commercial register of the Canton of Basel-Stadt, Switzerland. As with all share capital increases in Switzerland, the shareholders’ resolutions regarding such share capital increase may be challenged in court within two months after such shareholders’ meeting and/or the registration of the capital increases in the commercial register of the Canton of Basel-Stadt, Switzerland, may be blocked temporarily by a preliminary injunction or permanently by order of a competent court. Either action would prevent or delay the completion of this offering.

Our issuance of additional shares in connection with financings, acquisitions, investments, our equity incentive plans or otherwise will dilute all other shareholders.

We expect to issue additional shares in the future that will result in dilution to all other shareholders. We expect to grant equity awards to employees, directors and consultants under our equity incentive plans. We may also raise capital through equity financings in the future. As part of our business strategy, we may acquire or make investments in complementary companies, products or technologies and issue equity securities to pay for any such acquisition or investment. Any such issuances of additional shares may cause shareholders to experience significant dilution of their ownership interests and the per share value of our common shares to decline.

Our amended and restated articles of association provide for conditional share capital for financing, acquisitions and other purposes, excluding the advance subscription rights and pre-emptive subscription rights of our existing shareholders, which may result in a dilution of our existing shareholders.

Our amended and restated articles of association provide for conditional share capital for financing, acquisitions and other purposes in an amount equal to approximately     % of our outstanding share capital. Common shares may be issued out of this conditional capital through the exercise or mandatory exercise of conversion, exchange, option, subscription or other rights to acquire shares or through obligations to acquire common shares, which are granted to or imposed on shareholders or third parties alone or in connection with bonds, notes, options, warrants or other financial instruments issued by us or any of our group companies. Our amended and restated articles of association provide for an exclusion of the advance subscription rights of our shareholders in connection with the issuance of any such financial instruments and the exclusion of the pre-emptive subscription rights of our shareholders in connection with the issuance of common shares upon exercise of any such financial instruments. See “Description of Share Capital and Articles of Association—Certain Important Provisions of our Articles of Association, Organizational Regulations and Swiss Law—Our Conditional Share Capital” included elsewhere in this prospectus. Such shares may be issued at a price below the respective stock exchange price, and such financial instruments may be issued below their intrinsic value. As a result, our existing shareholders may experience significant dilution of their ownership interests if and when such financial instruments are issued and subsequently converted into or exercised for our common shares. This may adversely affect the per share value of our common shares.

We do not currently intend to pay dividends and, consequently, our shareholders’ ability to achieve a return on their investment will depend on appreciation of the value of our common shares.

We have never declared or paid dividends, whether in cash, in kind or otherwise, since our incorporation. Even if future operations lead to significant levels of distributable profits, we currently intend to retain all available funds and any future earnings to support operations and to finance the growth and development of our business. We do not intend to declare or pay any dividends in the foreseeable future, and we may never be able to do so. Any proposal of our board of directors to the general meeting of shareholders to pay future dividends will be at the discretion of our board of directors after taking into account various factors, including our business prospects, cash requirements, financial performance and new product development, and subject to approval by the general meeting of shareholders. In addition, payment of future dividends is subject to certain limitations pursuant to Swiss law. See “Description of Share Capital and Articles of Association—Dividends and Other Distributions” included elsewhere in this prospectus. Also, we are a holding company with no material direct operations. As a result, we would be largely dependent on dividends or other distributions from our subsidiaries in order to pay a dividend. Our subsidiaries are subject to legal requirements of their respective jurisdictions of incorporation that may restrict their paying dividends or making other distributions to us. As a result, investors cannot rely on dividend income from our common shares and any investment return on our common shares will depend upon increases in the value for our common shares, which is not certain.

Our status as a Swiss corporation means that our shareholders enjoy certain rights that may limit our flexibility to raise capital, issue dividends and otherwise manage ongoing capital needs.

Swiss law reserves for approval by shareholders certain corporate actions over which a board of directors would have authority in some other jurisdictions. For example, the payment of dividends and the cancellation of treasury shares must be approved by shareholders (other than a cancellation of treasury shares within a capital range). Swiss law also requires that our shareholders themselves resolve to, or authorize our board of directors to, increase our share capital or cancel treasury shares. While our shareholders may resolve to create a capital range and thereby authorize our board of directors to issue new shares or cancel treasury shares without additional shareholder approval, Swiss law limits this authorization to 50% of the share capital registered in the commercial register of the Canton of Basel-Stadt, Switzerland, at the time of the authorization. The authorization, furthermore, has a limited duration of up to five years and must be renewed by the shareholders from time to time thereafter (or in the event of an earlier lapse of the capital range in accordance with Swiss law) in order to be available for raising capital. Additionally, subject to specified exceptions, including exceptions explicitly described in our articles of association, Swiss law grants subscription rights to existing shareholders to subscribe for new issuances of shares, which may be limited or withdrawn under certain conditions. Swiss law also does not provide as much flexibility in the various rights and regulations that can attach to different classes of shares as do the laws of some other jurisdictions. These Swiss law requirements relating to our capital management may limit our flexibility, and situations may arise where greater flexibility would have provided benefits to our shareholders. See “Description of Share Capital and Articles of Association” included elsewhere in this prospectus.

Shareholders outside of the United States may not be able to exercise subscription rights in future issuances of equity or other securities that are convertible into equity.

Under Swiss corporate law, shareholders may receive certain subscription rights to subscribe on a pro-rata basis for issuances of equity securities or other securities that are convertible into equity securities. Due to the laws and regulations in certain jurisdictions, however, shareholders who are not residents of the United States may not be able to exercise such rights unless we take action to register or otherwise qualify the rights offering, including, for example, by complying with prospectus requirements under the laws of that jurisdiction. There can be no assurance that we will take any action to register or otherwise qualify an offering of subscription rights or shares under the laws of any jurisdiction other than the United States where the offering of such rights is restricted. If shareholders in such jurisdictions were unable to exercise their subscription rights, their ownership interest in us will be diluted.

We may not be able to satisfy listing requirements of Nasdaq or obtain or maintain a listing of our common shares on Nasdaq.

We must meet certain financial and liquidity criteria in order to list our common shares on Nasdaq. If we violate Nasdaq’s listing requirements, our common shares may be delisted. If we fail to meet any of Nasdaq’s listing standards, our common shares may be delisted. In addition, our board of directors may determine that the cost of maintaining our listing on a national securities exchange outweighs the benefits of such listing and may therefore propose to the general meeting of shareholders to approve a delisting of our common shares. A delisting of our common shares from Nasdaq may materially impair our shareholders’ ability to buy and sell our common shares and could have an adverse effect on the market price of, and the efficiency of the trading market for, our common shares. The delisting of our common shares could significantly impair our ability to raise capital and the value of your investment.

Other General Risks and Our Status as a Swiss Company with Foreign Private Issuer Status

Unfavorable global economic and geopolitical conditions could adversely affect our business, financial condition, results of operations and share price.

The global credit and financial markets have experienced extreme volatility and disruptions (including as a result of actual or perceived changes in interest rates, foreign currency, inflation and macroeconomic uncertainties), which has included severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, high inflation, uncertainty about economic stability, global supply chain disruptions, and increases in unemployment rates. The financial markets and the global economy may also be adversely affected by the current or anticipated impact of military conflict, including the ongoing conflicts between Russia and Ukraine, and in the Middle East, terrorism, or other geopolitical events, including threatened or actual trade wars and tariffs. Sanctions imposed by the United States and other countries in response to such conflicts, including the one in Ukraine, may also continue to adversely impact the financial markets and the global economy, and any economic countermeasures by the affected countries or others could exacerbate market and economic instability. There can be no assurance that further deterioration in credit and financial markets and confidence in economic conditions will not occur. A severe or prolonged economic downturn could result in a variety of risks to our business, including a decrease in the demand for WIN378 and WIN027 or any other potential future product candidates and in our ability to raise additional capital when needed on acceptable terms, if at all.

There are also current geopolitical tensions with the PRC that may affect our operations. For example, the U.S. BIOSECURE Act, which was enacted in December 2025 as part of the National Defense Authorization Act for Fiscal Year 2026, prohibits federal agencies from procuring or using any biotechnology equipment or services provided or produced by “biotechnology companies of concern,” or entering, extending, or renewing any contracts with entities that use such biotechnology equipment or services from “biotechnology companies of concern” to perform those contracts. The Office of Management and Budget, or OMB, will issue a list of “biotechnology companies of concern” no later than mid-December 2026, which will include (i) certain companies that are named in the Department of Defense’s List of Chinese Military Companies, also known as the 1260H List, (ii) companies that OMB designates as a “biotechnology company of concern” pursuant to certain criteria including whether such entities are subject to the administrative governance structure, direction, or control, or operates on behalf of, a foreign adversary (including the PRC) and that pose a risk to U.S. national security based on its research with foreign government militaries or multiomic data collection (e.g., collection of genomic information) without consent, and (iii) certain subsidiaries or parent or successor entities of the foregoing. There is a “safe harbor” provision in the BIOSECURE Act providing that the restrictions do not apply to equipment or services that were formerly but are no longer provided by a “biotechnology company of concern,” as well as a “grandfathering” provision providing that the prohibitions shall not apply for a five-year period to biotechnology equipment or services produced or provided under a contract or agreement entered into before the applicable effective date. While the U.S. BIOSECURE Act contains such safe harbor and grandfathering provisions, and has carveouts that protect drugs paid under Medicaid, subject to the Secretary of Veteran Affairs’ discretion, the impact of the U.S. BIOSECURE Act on the biotechnology industry is uncertain. This and similar laws could have the potential to restrict the ability of companies to work with certain PRC biotechnology companies of concern without losing the ability to contract with, or otherwise receive funding from, the U.S. government.

It is possible that some of our contractual counterparties, including Kelun and Qyuns, could be impacted by such future legislation or government policies. If any of the other third parties that we engage to supply any materials or manufacture products for our nonclinical studies and clinical trials should cease to continue to do so, or if we are prevented or restricted from using their services for any reason, we could experience delays in advancing these studies and trials while we identify and qualify replacement suppliers.

We are currently in the process of transferring the manufacturing of WIN378 clinical trial material from Kelun’s facilities in the PRC to contract manufacturing organizations in the United States. Qyuns continues to manufacture WIN027 clinical trial material at its facilities in the PRC. We plan to transfer the manufacturing of WIN027 clinical trial material to contract manufacturing organizations outside of the PRC. To the extent WIN378 and/or WIN027 clinical trial material continues to be manufactured in the PRC pending such a transfer, and if Kelun or Qyuns were to be designated as a “biotechnology company of concern,” our ability to access federal funding in connection with that manufacturing relationship could be adversely affected. Any additional executive action, legislative action or potential sanctions with the PRC could materially impact our current manufacturing collaborators, Kelun and Qyuns, and our agreement with them. We continue to assess the legislation as it develops to determine the effect, if any, on our contractual relationships. Furthermore, any disruptions to our supply chain as a result of unfavorable global economic conditions, including due to geopolitical conflicts or public health crises, could negatively impact the timely execution of our ongoing and future clinical trials.

In addition, current inflationary trends in the global economy may impact salaries and wages, costs of goods and transportation expenses, among other things, and recent and potential future disruptions in access to bank deposits or lending commitments due to bank failures may create market and economic instability. We cannot anticipate all of the ways in which the foregoing, and the current economic climate and financial market conditions generally, could adversely impact our business.

We maintain the majority of our cash and cash equivalents in accounts with major U.S. and multi-national financial institutions, and our deposits at certain of these institutions may exceed insured limits. Market conditions and changes in financial regulations and policies can impact the viability of these institutions. In the event of failure of any of the financial institutions where we maintain our cash and cash equivalents, there can be no assurance that we would be able to access uninsured funds in a timely manner or at all. Any inability to access or delay in accessing these funds could adversely affect our business and financial position. In addition, changes in regulations governing financial institutions are beyond our control and difficult to predict; consequently, the impact of such changes on our business and results of operations is difficult to predict and may have an adverse effect on us.

We, or the third parties upon whom we depend, may be adversely affected by natural disasters, pandemics and epidemics, public health crises or other business interruptions and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.

Natural disasters, pandemics, epidemics or public health crises could severely disrupt our operations, and have a material adverse impact on our business, financial condition, results of operations and growth prospects. If natural disasters, pandemics, epidemics, power outages, public health crises or other events occurred that affected our supply chains or prevented us from conducting our clinical trials, releasing clinical trial results or delaying our ability to obtain regulatory approval for our product candidates, it may be difficult or, in certain cases, impossible for us to continue our business for a substantial period of time.

International trade policies, including tariffs, sanctions and trade barriers may adversely affect our business, financial condition, results of operations and prospects.

We operate in a global economy, which includes utilizing third-party suppliers in several countries outside the United States. There is inherent risk, based on the complex relationships among the United States and the countries in which we conduct our business, that political, diplomatic, and national security factors can lead to global trade restrictions and changes in trade policies and export regulations that may adversely affect our business and operations. The current international trade and regulatory environment is subject to significant ongoing uncertainty. The U.S. government has recently announced substantial new tariffs affecting a wide range of products and jurisdictions and has indicated an intention to continue developing new trade policies, including with respect to the pharmaceutical industry. In response, certain foreign governments have announced or implemented retaliatory tariffs and other protectionist measures. These developments have created a dynamic and unpredictable trade landscape, which may adversely impact our business, results of operations, financial condition and prospects.

We currently rely, and expect to continue to rely, on third parties for the manufacture of our product candidates for clinical testing, as well as for manufacture of any products that we may commercialize, if approved. Currently, several of our suppliers are located outside of the United States, and our principal suppliers of certain raw materials are located outside of the United States. We are in the process of transferring the manufacturing process of WIN378 to contract manufacturing organizations in the United States, which is expected to complete by the end of 2026. We plan to transfer the manufacturing process for WIN027 to the United States in the future. We also rely on specialized laboratory equipment, supplies, materials, and precursor compounds, all or part of which we believe may be ultimately sourced from multiple countries outside the United States, to advance our research and development efforts.

Current or future tariffs will result in increased research and development expenses, including with respect to increased costs associated with APIs, raw materials, laboratory equipment and research materials and components. In addition, such tariffs will increase our supply chain complexity and could also potentially disrupt our existing supply chain. Trade restrictions affecting the import of materials necessary for clinical trials could result in delays to our development timelines. Increased development costs and extended development timelines could place us at a competitive disadvantage compared to companies operating in regions with more favorable trade relationships and could reduce investor confidence, negatively impacting our ability to secure additional financing on favorable terms or at all. In addition, as we advance toward commercialization in the future, tariffs and trade restrictions could hinder our ability to establish cost-effective production capabilities, negatively impacting our growth prospects.

The complexity of announced or future tariffs may also increase the risk that we or our customers or suppliers may be subject to civil or criminal enforcement actions in the United States or foreign jurisdictions related to compliance with trade regulations. Foreign governments may also adopt non-tariff measures, such as procurement preferences or informal disincentives to engage with, purchase from or invest in U.S. entities, which may limit our ability to compete internationally and attract non-U.S. investment, employees, customers and suppliers. Foreign governments may also take other retaliatory actions against U.S. entities, such as decreased intellectual property protection, increased enforcement actions, or delays in regulatory approvals, which may result in heightened international legal and operational risks. In addition, the United States and other governments have imposed and may continue to impose additional sanctions, such as trade restrictions or trade barriers, which could restrict us from doing business directly or indirectly in or with certain countries or parties and may impose additional costs and complexity to our business.

Trade disputes, tariffs, restrictions and other political tensions between the United States and other countries may also exacerbate unfavorable macroeconomic conditions including inflationary pressures, foreign exchange volatility, financial market instability, and economic recessions or downturns. The ultimate impact of current or future tariffs and trade restrictions remains uncertain and could materially and adversely affect our business, financial condition, and prospects. While we actively monitor these risks, any prolonged economic downturn, escalation in trade tensions, or deterioration in international perception of U.S.-based companies could materially and adversely affect our business, ability to access the capital markets or other financing sources, results of operations, financial condition and prospects. In addition, tariffs and other trade developments have and may continue to heighten the risks related to the other risk factors described elsewhere in this prospectus.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In connection with this offering, we will become subject to the reporting requirements of the Exchange Act, which require, among other things, that we file with the Securities and Exchange Commission, or SEC, annual and current reports with respect to our business and financial condition. In addition, the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act, as well as rules subsequently adopted by the SEC and Nasdaq to implement provisions of the Sarbanes-Oxley Act, impose significant requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial reporting controls and changes in corporate governance practices. Further, in July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act was enacted. Recent legislation permits emerging growth companies to implement many of these requirements over a longer period and up to five years from the pricing of this offering. Shareholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact the manner in which we operate our business in ways we cannot currently anticipate. In addition, in Switzerland, certain legislation affecting public companies will impose additional disclosure and compliance requirements on us, including in respect of executive compensation.

We expect the rules and regulations applicable to public companies to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly. If these requirements divert the attention of our management and personnel from other business concerns, they could have an adverse effect on our business. The increased costs will decrease our net income or increase our net loss, and may require us to reduce costs in other areas of our business or increase the prices of our products or services. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain the same or similar coverage. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or on our executive committee. In addition, these rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

If we fail to establish and maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our common shares.

Ensuring that we have adequate internal financial and accounting controls and procedures in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be reevaluated frequently. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. In connection with this offering, we intend to begin the process of documenting, reviewing and improving our internal controls and procedures for compliance with Section 404 of the Sarbanes-Oxley Act, which will require annual management assessment of the effectiveness of our internal control over financial reporting. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with Section 404, or any subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our shares.

Upon becoming a publicly traded company, we will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting as of the end of the fiscal year that coincides with the filing of our second annual report on Form 20-F.

However, for as long as we are an emerging growth company or a non-accelerated filer, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act. We could be an emerging growth company for up to five years following completion of this initial public offering. An independent assessment of the effectiveness of our internal controls over financial reporting could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls over financial reporting could lead to restatements of our financial statements and require us to incur the expense of remediation.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

In connection with this offering, we will become subject to the periodic reporting requirements of the Exchange Act. We must design our disclosure controls and procedures to reasonably assure that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. For example, our directors or executive officers could inadvertently fail to disclose a new relationship or arrangement causing us to fail to make a required related party transaction disclosure. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

We may become involved in securities class action litigation that could divert management’s attention and harm our business, and insurance coverage may not be sufficient to cover all costs and damages.

In the past, securities class action litigation has often followed certain significant business transactions, such as the sale of a company or announcement of any other strategic transaction, or the announcement of negative events, such as negative results from clinical trials. These events may also result in or be concurrent with investigations by the SEC. We may be exposed to such litigation or investigation even if no wrongdoing occurred. Litigation and investigations are usually expensive and divert management’s attention and resources, which could adversely affect our business and cash resources and our ability to consummate a potential strategic transaction or the ultimate value our shareholders receive in any such transaction.

As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the SEC than a U.S. company. This may limit the information available to holders of our common shares.

We are a foreign private issuer, as defined in the SEC’s rules and regulations and, consequently, we are not subject to all of the disclosure requirements applicable to public companies organized within the United States. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act. In addition, our officers, directors and significant shareholders are exempt from the “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, while we expect to file financial reports on an annual and semi-annual basis, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies and will not be required to file quarterly reports on Form 10-Q under the Exchange Act. Moreover, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information. Accordingly, there will be less publicly available information concerning our company than there would be if we were not a foreign private issuer.

As a foreign private issuer, we are permitted, and we expect, to follow certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq’s corporate governance standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the corporate governance standards of the Nasdaq.

As a foreign private issuer to be listed on Nasdaq, we will be subject to Nasdaq’s corporate governance standards. However, Nasdaq rules provide that foreign private issuers are permitted to follow home country corporate governance practices in lieu of Nasdaq’s corporate governance standards as long as notification is provided to Nasdaq of the intention to take advantage of such exemptions. We intend to rely on exemptions for foreign private issuers and follow Swiss corporate governance practices in lieu of Nasdaq’s corporate governance standards, to the extent possible. Certain corporate governance practices in Switzerland, which is our home country, may differ significantly from Nasdaq’s corporate governance standards. For example, as a Swiss company, neither Swiss law nor our articles of association require a majority of our directors to be independent and we can include non-independent directors as members of our compensation committee, and our independent directors are not required to hold regularly scheduled meetings at which only independent directors are present.

We are also exempt from provisions set forth in Nasdaq rules which require an issuer to provide in its by-laws for a generally applicable quorum, and that such quorum may not be less than one-third of the outstanding voting shares. Consistent with Swiss law, our articles of association do not provide for any quorum requirement applicable to the general meeting of shareholders.

As a foreign private issuer, we are required to comply with Rule 10A-3 of the Exchange Act, relating to audit committee composition and responsibilities. Under Swiss law, the audit committee may only have an advisory role and appointment of our statutory auditors, in particular, must be decided by the shareholders at our annual general meeting. Therefore, our shareholders may be afforded less protection than they otherwise would have under Nasdaq’s corporate governance standards applicable to U.S. domestic issuers. For an overview of our corporate governance practices, see “Management—Corporate Governance Practices.”

We may lose our foreign private issuer status in the future, which could result in significant additional cost and expense.

While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2027. In the future, we could lose our foreign private issuer status if we fail to meet the requirements necessary to maintain our foreign private issuer status as of the relevant determination date. We will remain a foreign private issuer until such time that more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of our executive officers or directors are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States. For additional information relating to our principal shareholders, see “Principal Shareholders.” Furthermore, on June 4, 2025, the SEC published a Concept Release highlighting potential amendments to the foreign private issuer definition, such as updating eligibility requirements or adding foreign stock exchange trading volume and listing criteria. If we lose our status as a foreign private issuer due to new requirements adopted by the SEC or because we no longer meet the current definition, or if certain of the exemptions currently available to foreign private issuers will be cancelled or limited, the regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly more than costs we incur as a foreign private issuer. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a foreign private issuer. We would be required under current SEC rules to prepare our financial statements in accordance with U.S. GAAP, rather than IFRS, and modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers. Such conversion of our financial statements to U.S. GAAP would involve significant time and cost. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers such as the ones described herein and exemptions from procedural requirements related to the solicitation of proxies.

We are eligible to be treated as an “emerging growth company” and a “smaller reporting company” and our election of reduced reporting requirements applicable to emerging growth companies and smaller reporting companies may make our common shares less attractive to investors.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including:

∎	reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports, proxy statements and registration statements;

∎	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved;

∎

being permitted to provide only two years of audited financial statements in addition to any required unaudited interim financial statements and a correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure in this prospectus;

∎	an exemption from compliance with the auditor attestation requirements of Section 404 in the assessment of our internal control over financial reporting; and

∎

an exemption from compliance with the requirements of the Public Company Accounting Oversight Board regarding the communication of critical audit matters in the auditor’s report on the financial statements.

We may take advantage of these exemptions for up to five years following the completion of this offering or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company on the date that is the earliest of (i) the last day of the fiscal year in which we have total annual gross revenue of $1.235 billion; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering; (iii) the date on which we have issued more than $1.0 billion in non-convertible debt during any three-year period before that time; or (iv) the date on which we are deemed to be a “large accelerated filer,” which would occur if the aggregate market value of our equity securities held by non-affiliates exceeds $700.0 million as of the last business day of our most recently completed second fiscal quarter. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies.

Section 107 of the JOBS Act also provides that an emerging growth company that prepares its financial statements in accordance with U.S. GAAP can take advantage of the extended transition period provided in Section 13(a) of the Exchange Act, for complying with new or revised accounting standards. As a result, an emerging growth company can delay the adoption of certain U.S. GAAP accounting standards until those standards would otherwise apply to private companies. Given that we currently prepare our financial statements in accordance with IFRS, as issued by the IASB, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required by the IASB.

Even after we no longer qualify as an emerging growth company, we could still qualify as a “smaller reporting company,” which would allow us to take advantage of many of the same exemptions from disclosure requirements and reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements. We cannot predict if investors will find our common shares less attractive because we may rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our share price may be more volatile.

We may be a “passive foreign investment company” for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. investors.

Based on the nature of our income and the estimated value and composition of our assets, we do not believe we were a passive foreign investment company, or PFIC, during the taxable year ended December 31, 2025. Generally, for any taxable year, if at least 75% of our gross income is passive income, or at least 50% of the value of our assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce passive income or are held for the production of passive income, including cash, we would be characterized as a PFIC for U.S. federal income tax purposes. For purposes of these tests, passive income includes, among other things, dividends, interest, net gains from the sale or exchange of investment property, and rents or royalties other than rents or royalties which are received from unrelated parties in connection with the active conduct of a trade or business. Cash and cash equivalents are generally treated as passive assets. Goodwill is treated as an active asset to the extent associated with business activities that produce active income. For purposes of the PFIC rules, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the equity interests of another corporation or partnership is treated as if it held its proportionate share of the assets of the other corporation or partnership, and received directly its proportionate share of the income of the other corporation or partnership. Equity interests of less than 25% by value in any other corporation or partnership are generally treated as passive assets, regardless of the nature of the other corporation or partnership’s business. If we are a PFIC for any taxable year in which a U.S. Holder (as defined in “Material U.S. Federal Income Tax Considerations for U.S. Holders”) holds our common shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder including increased tax liability on disposition gains and certain “excess distributions” and additional reporting requirements. See “Material U.S. Federal Income Tax Considerations for U.S. Holders—Passive Foreign Investment Company Consequences” included elsewhere in this prospectus.

Whether we are a PFIC for any taxable year will depend on the composition of our income and the composition, nature and value of our assets from time to time (including the value of our goodwill, which may be determined in large part by reference to the market price of our common shares from time to time, which could fluctuate considerably and increase our risk of being a PFIC). The composition of our income and assets is also affected by how we spend the cash we raise in any offering, including this offering. Furthermore, whether and to which extent our income and assets, including goodwill, will be characterized as active or passive will depend on various factors that are subject to uncertainty, including our future business plans and the application of laws that are subject to varying interpretation. As a result, there can be no assurance that we will not be treated as a PFIC for the current or any future taxable year and our U.S. counsel expresses no opinion with respect to our PFIC status for any prior, current or future taxable year. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the Internal Revenue Service, or the IRS, will agree with our conclusion and that the IRS would not successfully challenge our position. Each U.S. Holder is strongly urged to consult its tax advisor regarding these issues and any available elections to mitigate such tax consequences.

We may be unable to carry forward existing tax losses.

As of December 31, 2025, we carried forward accumulated tax losses of $40.2 million. In Switzerland, such tax loss carryforwards could, with certain limitations, be used to offset future taxable income. However, if not used, Swiss tax loss carryforwards expire ten years after the tax year in which they were incurred. There is a high risk that our Swiss tax loss carryforwards will expire in part or in their entirety and will not be used to offset future taxable income for Swiss corporate income tax purposes.

Furthermore, any Swiss tax loss carryforwards that we report in our tax returns are subject to review and confirmation by the competent Swiss tax authorities in their tax assessment of the tax year for which the tax loss carryforwards are used to offset taxable income. Consequently, we are exposed to the risk that the competent Swiss tax authorities may not accept the reported tax loss carryforwards in part or in their entirety. Any limitations in our ability to use tax loss carryforwards to offset taxable income could adversely affect our financial condition.

Changes in our effective tax rate or tax liability may have an adverse effect on our results of operations.

Our effective tax rate could increase due to several factors, including:

∎	changes in the relative amounts of income before taxes in the various jurisdictions in which we operate that have differing statutory tax rates;

∎	changes in tax laws, tax treaties, and regulations or the interpretation of them;

∎

changes to our assessment about our ability to realize any deferred tax assets that are based on estimates of our future results, the prudence and feasibility of possible tax planning strategies, and the economic and political environments in which we do business;

∎	the outcome of current and future tax audits, examinations, or administrative appeals; and

∎	limitations or adverse findings regarding our ability to do business in some jurisdictions.

Any of these developments could adversely affect our business, financial condition and results of operations.

As a result of changes in tax laws, treaties, rulings, regulations or agreements, or their interpretation, of Switzerland or any other country in which we operate, the loss of a major tax dispute or a successful challenge to our operating structure, intercompany pricing policies or the taxable presence of our key subsidiaries in certain countries, or other factors, our effective income tax rates may increase in the future, which could adversely affect our net income and cash flows.

We operate in multiple jurisdictions and our profits are taxed pursuant to the tax laws of these jurisdictions. The tax laws applicable to our business activities, however, are subject to changes in interpretation. Our tax position could be adversely impacted by changes in tax rates, tax laws, tax practice, tax treaties or tax regulations or changes in the interpretation thereof by the tax authorities in jurisdictions in which we do business. Our effective income tax rate may be affected by changes in or interpretations of tax laws, treaties, rulings, regulations or agreements in any given jurisdiction, the resolution of issues arising from any future tax audits with various tax authorities, utilization of net operating loss and tax credit carryforwards, changes in geographical allocation of income and expense, and changes in management’s assessment of matters such as the realizability of deferred tax assets. In the past, we have experienced fluctuations in our effective income tax rate. Our actual tax rate may vary from our expectation and that variance may be material. Our effective income tax rate in a given fiscal year reflects a variety of factors that may not be present in the succeeding fiscal year or years. There is no assurance that our effective income tax rate will not change in future periods.

We file Swiss and non-Swiss tax returns. We are subject to tax audits, examinations and assessments in various jurisdictions. If any tax authority successfully challenges our operational structure, allocation of income by tax jurisdiction, or amounts paid between our affiliated companies pursuant to our intercompany arrangements or transfer pricing policies, if any tax authority successfully asserts that we are subject to income, withholding or other taxes in a jurisdiction by reason of our activities and operations or our other taxable presence in such jurisdiction, if the terms of certain income tax treaties are interpreted in a manner that is adverse to our structure, or if we lose a material tax dispute in any country, our effective income tax rate could increase. A tax authority may take the position that material income or other tax liabilities, interest and penalties are payable by us, in which case, we expect that we might contest such assessment. Contesting such an assessment may be lengthy and costly and if we were unsuccessful in disputing the assessment, the implications could increase our anticipated effective tax rate, which could adversely affect our profitability. If our effective income tax rate increases in future periods, our net income and cash flows could be adversely affected, including in future tax years.

We urge our shareholders to consult with their legal and tax advisors with respect to the potential tax consequences of investing in or holding our common shares.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of      common shares in this offering will be approximately $     million, based on an assumed initial public offering price of $     per share, which is the midpoint of our estimated offering price range set forth on the cover page of this prospectus, after deducting underwriting discounts, commissions and estimated expenses payable by us related to the offering. If the underwriters exercise their option in full to purchase      additional common shares, our estimated net proceeds will be approximately $     million, after deducting underwriting discounts, commissions and estimated expenses payable by us related to the offering.

Each $1.00 increase or decrease in the assumed initial public offering price of $     per share, which is the midpoint of our estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, respectively, our net proceeds from this offering by $     million, assuming the number of common shares offered for sale remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expense payable by us.

Each 1.0 million share increase or decrease in the number of common shares we offer would increase or decrease, respectively, our proceeds from the offering by $     million, assuming no change in the assumed initial public offering price of $     per share, which is the midpoint of our estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. The actual net proceeds payable to us will be determined based on the actual number of common shares sold by us, the actual initial offering price and other terms of the offering determined at pricing.

The principal purpose of this offering is to create a public market for our common shares and facilitate future access to the public equity markets, increase our visibility in the marketplace and obtain additional capital. We currently intend to use the net proceeds from this offering, together with our existing cash, cash equivalents and marketable securities for the following purposes:

∎

Approximately $    million to fund (i) the completion of our ongoing POLARIS-1 Phase 2/3 trial and a confirmatory POLARIS-2 Phase 3 trial of WIN378 in asthma; (ii) the completion of our ongoing SIRIUS Phase 2 trial of WIN378 in COPD; and (iii) related research and development activities, including clinical development, regulatory affairs, quality, research, translational sciences, clinical supply, and drug substance and drug product manufacturing;

∎

Approximately $    million to fund the completion of (i) our planned global Phase 2b trial of WIN027 in COPD; (ii) our planned global Phase 2 trial of WIN027 in atopic dermatitis; and (iii) related research and development activities, including clinical development, regulatory affairs, quality, research, translational sciences, clinical supply, and drug substance and drug product manufacturing;

∎	Approximately $ million to fund the advancement of our bispecific programs through the completion of IND-enabling studies; and

∎	The remainder for working capital and general corporate purposes, including personnel costs, facilities, and other operational expenses.

Our expected use of our net proceeds from this offering represents our intentions based on our current plans and business conditions, which could change in the future as plans and conditions evolve. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering or the amounts that we will actually spend on the uses set forth above. We expect to require additional funds to fully accomplish our planned uses of the proceeds of our offering. Additionally, we may use a portion of our net proceeds to license, acquire or invest in additional product candidate assets or technologies to continue building our pipeline and our research and development capacities. We are not currently party to any agreements or commitments to any such type of transaction.

Due to inherent uncertainties in the development of our product candidates, the amount and timing of our actual expenditures may vary significantly depending on many factors, including the progress of our research and development activities, timing of patient enrollment in our studies, evolving regulatory requirements, timing and success of nonclinical studies, ongoing and future clinical trials, timing of any future regulatory submissions, any partnerships or alliances we may enter into with third parties, unforeseen cash needs and other factors described in the “Risk Factors” included elsewhere in this prospectus.

Based on our current plans and business conditions, we believe our existing cash, cash equivalents and marketable securities, together with the net proceeds from this offering, will be sufficient to enable us to fund our operating expenses and capital expenditure requirements through      . This determination is based on certain assumptions that may prove incorrect and we may use our available capital resources sooner than expected. We do not have any committed external sources of funds as of the date of this prospectus. In the future, we may meet any future cash needs through the sale of additional equity securities, raising debt financing, obtaining working capital lines of credit, interest income earned on our interest-bearing cash deposits, or a combination of these sources.

Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation instruments, including investment-grade corporate bonds, fixed-income instruments, money market funds and interest-bearing deposits held at reputable institutions. We cannot guarantee that the net proceeds invested will yield a favorable return. Our management retains broad discretion in the application of the net proceeds received from this offering and investors will rely on the judgement of our management regarding the application of our net proceeds.

DIVIDEND POLICY

Since our incorporation, we have not declared or paid any dividends on our issued share capital. We expect to continue incurring losses for the foreseeable future and therefore do not currently anticipate paying dividends on our common shares. We cannot predict how any potential future earnings may be allocated, as this will depend on the Company’s financial position, business needs and other relevant circumstances at that time. As a result, investors in our common shares will benefit in the foreseeable future only if our common shares appreciate in value. Any future determination related to our dividend policy will be made at the discretion of our board of directors and will depend upon, among other factors, our results of operations, capital requirements, financial condition, contractual restrictions, business prospects, any future debt agreements or applicable laws and other factors that our board of directors may deem relevant.

Under Swiss law, any dividend or interim dividend must be proposed by our board of directors or, to the extent permitted by, and subject to the requirements of, applicable law and our articles of association, one or several shareholders and be approved at a general meeting of shareholders by a majority of the votes represented. In addition, our auditors must confirm that the dividend proposal of our board of directors conforms to Swiss statutory law and our articles of association. We may pay dividends or interim dividends only if we have sufficient distributable profits, either brought forward from the previous financial years (Bilanzgewinn) or of the current financial year for interim dividends, or if we have distributable reserves, in each case (i) as presented on our annual statutory stand-alone balance sheet or for interim dividends on an interim statutory stand-alone balance sheet prepared in accordance with Swiss law and (ii) after allocations to reserves required by Swiss law or our articles of association have been deducted.

Distributable reserves are generally booked either as voluntary retained earnings (freiwillige Gewinnreserven), as statutory retained earnings (gesetzliche Gewinnreserve), or as statutory capital reserves (gesetzliche Kapitalreserve), including as reserves from capital contributions (Kapitaleinlagereserven). In accordance with the requirements of Swiss law, we are required to retain at least 5% of our annual net income as statutory retained earnings (gesetzliche Gewinnreserve) for so long as these reserves, together with the statutory capital reserves (gesetzliche Kapitalreserve), amount to less than 20% of our paid-in nominal share capital. If there is a loss carried forward, such loss must be eliminated by way of set-off with the profit, before the latter may be allocated to statutory retained earnings (gesetzliche Gewinnreserve). Furthermore, we can make distributions to our shareholders out of reserves from capital contributions (Reserven aus Kapitaleinlagen) if and to the extent (i) we have sufficient freely distributable equity and (ii) the statutory capital reserves (gesetzliche Kapitalreserve) and statutory retained earnings (gesetzliche Gewinnreserve), taken together and after deduction of losses, if any, exceed 20% of our paid in nominal share capital. Distributions out of issued share capital, which is the aggregate nominal value of a corporation’s issued shares, may be made only by way of a share capital reduction. See the section of this prospectus titled “Description of Share Capital and Articles of Association—Dividends and Other Distributions.”

Dividends are usually due and payable after the resolution has been passed by the general meeting of shareholders or at a later date as determined by the shareholders’ resolution. Under Swiss law, the statute of limitations with respect to dividend payments is five years. Dividends not collected within five years of their due date accrue to the Company and will be allocated to our statutory retained earnings.

Dividends and other distributions (except, in the amount permitted under Swiss tax law and subject to certain restrictions, for distributions from reserves from capital contributions or from reductions of the Company’s share capital) paid on our common shares are subject to Swiss federal withholding tax. For a discussion of the taxation of dividends, see the section in this prospectus entitled “Swiss Tax Implications for Our Holders.”

We are a holding company with no material direct operations. As a result, we are largely dependent on dividends or other distributions from our subsidiaries in order to pay a dividend to our shareholders. Our subsidiaries are subject to legal requirements of their respective jurisdictions of incorporation that may restrict them from paying dividends or making other distributions to us. Accordingly, investors cannot rely on dividend income from our common shares and any returns on an investment in our common shares will likely depend entirely upon any future appreciation in the price of our common shares.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and total capitalization as of June 30, 2026:

∎	on an actual basis

∎

on a pro forma basis, giving effect to (i) the Preferred Share Conversion, as if the preferred shares had been converted to common shares as of June 30, 2026, (ii) the Series B Warrant Settlement, as if the Series B Warrants had been exercised as of June 30, 2026, and (iii) the filing and effectiveness of our amended and restated articles of association, which will occur immediately prior to the completion of this offering; and

∎

on a pro forma as adjusted basis, giving effect to (i) the pro forma adjustments set forth above and (ii) the issuance and sale of      common shares in this offering at the assumed initial public offering price of $     per share, which is the midpoint of the estimated offering price range listed on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions of $     and estimated offering expenses payable by us of $    .

The pro forma as adjusted information below is for illustrative purposes only, and our capitalization following the completion of this initial public offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

The following table should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Use of Proceeds” and the unaudited condensed consolidated interim financial statements and related notes included elsewhere in this prospectus.

	AS OF JUNE 30, 2026
	ACTUAL	PRO FORMA (UNAUDITED)	PRO FORMA AS ADJUSTED (2) (UNAUDITED)
	(in thousands, except share and per share amounts)
Cash and cash equivalents	$18,913	$	$

Shareholders’ equity:
Preferred shares (Series A preferred shares, Series A junior preferred shares and Series B preferred shares), par value CHF 0.01 per share; 53,429,037 preferred shares issued and outstanding, actual; no preferred shares issued and outstanding, pro forma and no preferred shares issued and outstanding, pro forma as adjusted(1)	653
Common shares, par value CHF 0.01 per share; 15,542,386 shares issued, actual; common shares issued, pro forma and common shares issued, pro forma as adjusted(1)	180
Share capital	833

Treasury shares (Common shares, par value CHF 0.01 per share; 50,700 shares)	(1)
Reserves	358,087
Accumulated losses	(93,195)

Total equity	$265,724	$	$

Total capitalization	$265,724	$	$

(1)	CHF amounts contained in this table have been translated into U.S. dollars at the rate of CHF1.00 to $1.2372, solely for the convenience of the reader, which was the noon buying rate of the Federal Reserve Bank of New York on June 30, 2026.
(2)

Each $1.00 increase or decrease, as applicable, in this assumed initial public offering price of $    per share, which is the midpoint of the estimated offering price range listed on the cover page of this prospectus, would increase or decrease, as applicable, the pro forma as adjusted amount of each cash and cash equivalents, total equity and total capitalization by $    million,

assuming that the number of shares offered by us in this initial public offering remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease, as applicable, of 1.0 million common shares offered by us at the assumed initial public offering price per share of $ , the midpoint of the estimated offering price range listed on the cover page of this prospectus would increase or decrease, as applicable, the pro forma as adjusted amount of each of cash and cash equivalents, total equity and total capitalization by $ million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The number of common shares to be outstanding after the offering is based on 15,491,686 common shares (including 6,797,703 restricted shares subject to repurchase rights based on continued service requirements and 1,133,155 restricted shares subject to repurchase rights that lapse if this offering closes), 31,897,927 Series A preferred shares, 5,582,139 Series A junior preferred shares, 15,948,971 Series B preferred shares outstanding as of June 30, 2026 and 397,495 Series B Warrants, and excludes:

∎

1,944,516 common shares issuable upon the exercise of outstanding options under our Amended and Restated 2025 Equity Incentive Plan, or the 2025 Plan, as of June 30, 2026, with a weighted-average exercise price of $0.01 per share, as more fully described in the section titled “Management—Equity Incentive Plans”;

∎

569,616 common shares issuable upon the settlement of outstanding restricted share units under our 2025 Plan, as of June 30, 2026, as more fully described in the section titled “Management—Equity Incentive Plans”;

∎

     common shares issuable upon exercise or settlement of awards pursuant to our 2026 Equity Incentive Plan, or the 2026 Plan, as more fully described in the section titled “Management—Equity Incentive Plans”;

∎	common shares issuable under our 2026 Employee Share Purchase Plan, or the ESPP; and

∎	50,700 common shares we hold in treasury.

DILUTION

If you invest in our common shares during this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common shares and the pro forma as adjusted net tangible book value per share of our common shares immediately after the closing of this offering.

Our historical net tangible book value as of June 30, 2026 was $    million, or $    per share of our common shares. Our historical net tangible book value is the amount of our total tangible assets less our total liabilities, excluding the deferred offering costs of $    million. Historical net tangible book value per share represents historical net tangible book value divided by the number of common shares outstanding as of June 30, 2026.

Our pro forma net tangible book value as of June 30, 2026 was $    million or $    per share. Pro forma net tangible book value per share represents the amount of our total tangible assets (net of deferred offering costs of $    million) less our total liabilities and divided by the number of our common shares outstanding as of June 30, 2026, after giving effect to the Preferred Share Conversion and the Series B Warrant Settlement. Pro forma net tangible book value per share represents our pro forma net tangible book value divided by the total number of common shares outstanding as of June 30, 2026, after giving effect to the pro forma adjustments described above.

After giving further effect to the sale of    common shares that we are offering at the assumed initial public offering price of $    per share, which is the midpoint of the estimated offering range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions of $     and estimated offering expenses payable by us of $     (assuming the underwriters do not exercise their option to purchase additional common shares), our pro forma as adjusted net tangible book value as of June 30, 2026 would have been $    million or $    per share. This amount represents an immediate increase in our pro forma net tangible book value as of $    per share to our existing shareholders and an immediate dilution in pro forma as adjusted net tangible book value of $    per share to investors purchasing our common shares in this offering.

Dilution per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the initial public offering price per share paid by new investors. The following table illustrates this dilution (without giving effect to any potential exercise by the underwriters of their option to purchase additional    common shares):

Assumed initial public offering price per share		$
Historical net tangible book value per share as of June 30, 2026	$
Pro forma decrease in net tangible book value per share as of June 30, 2026 attributable to the pro forma adjustment described above

Pro forma net tangible book value per share as of June 30, 2026
Increase in pro forma net tangible book value per share attributable to this initial public offering	$

Pro forma as adjusted net tangible book value per share after this initial public offering
Dilution per share to new investors in this initial public offering		$

The dilution information discussed above is for illustrative purposes only and may change based on our actual initial public offering price and other terms of this offering.

Each $1.00 increase or decrease (as applicable) in the assumed initial public offering price of $    per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the pro forma as adjusted net tangible book value per share after this offering by $    and dilution in pro forma net tangible book value per share to new investors by $    , assuming that the number of common shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Similarly, each increase or decrease (as applicable) of 1.0 million shares in the number of common shares offered by us would increase or decrease, as applicable our pro forma as adjusted net tangible book value per share after the closing of this offering by $     per share, in each case, and increase or decrease (as applicable) the dilution to investors participating in this offering by $     per share, assuming that the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase up to additional      common shares in full, the pro forma as adjusted net tangible book value after the offering would be $     per share, the increase in pro forma as adjusted net tangible book value per share to existing shareholders would be $     per share and the dilution per share to new investors would be $     per share, in each case assuming an initial public offering price of $     per share, which is the midpoint of the estimated offering range set forth on the cover page of this prospectus.

The following table summarizes, on the pro forma as adjusted basis described above, as of June 30, 2026, the differences between the number of common shares purchased by our existing shareholders and common shares purchased by new investors as part of this initial public offering, the total consideration paid to us in cash and the average price per share paid by existing shareholders for common shares issued prior to this initial public offering and the price to be paid by new investors for common shares in this initial public offering. The calculation in the table below is based on the assumed initial public offering price of $     per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	SHARES PURCHASED		TOTAL CONSIDERATION
	NUMBER	PERCENTAGE	AMOUNT	PERCENTAGE	WEIGHTED AVERAGE PRICE PER SHARE
(in thousands, except share, per share and percentage data)
Existing shareholders before this initial public offering			$		$
New investors purchasing shares in this initial public offering			$		$

Total			$		$

The table above assumes there is no exercise of the underwriters’ option to purchase additional shares in this offering. If the underwriters’ option to purchase additional      common shares is exercised in full, the number of shares held by existing shareholders would be reduced to     % of the total number of common shares outstanding after this initial public offering and the number of common shares held by new investors purchasing common shares in this offering would be increased to     % of the total number of common shares outstanding after this offering.

The number of common shares to be outstanding after the offering is based on 15,491,686 common shares (including 6,797,703 restricted shares subject to repurchase rights based on continued service requirements and 1,133,155 restricted shares subject to repurchase rights that lapse if this offering closes), 31,897,927 Series A preferred shares, 5,582,139 Series A junior preferred shares, 15,948,971 Series B preferred shares outstanding as of June 30, 2026 and 397,495 Series B Warrants, and excludes:

∎

1,944,516 common shares issuable upon the exercise of outstanding options under our 2025 Plan, as of June 30, 2026, with a weighted-average exercise price of $0.01 per share, as more fully described in the section titled “Management—Equity Incentive Plans”;

∎

569,616 common shares issuable upon the settlement of restricted share units under our 2025 Plan, as of June 30, 2026, as more fully described in the section titled “Management—Equity Incentive Plans”;

∎	common shares issuable upon exercise or settlement of awards pursuant to our 2026 Plan, as more fully described in the section titled “Management—Equity Incentive Plans”;

∎	common shares issuable under our ESPP; and

∎	50,700 common shares we hold in treasury.

To the extent any outstanding options are exercised, new options or other equity awards are issued under our equity incentive plans, or we issue additional equity or we issue convertible debt securities in the future, there will be further dilution to new investors.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations in conjunction with our audited consolidated financial statements as of December 31, 2025 and 2024 and for the year ended December 31, 2025 and for the period from July 5, 2024 (inception) to December 31, 2024, and the related notes thereto included elsewhere in this prospectus and in conjunction with our unaudited condensed consolidated interim financial statements as of June 30, 2026 and for the six months ended June 30, 2026 and 2025 and the related notes included elsewhere in this prospectus. In addition to historical information, the following discussion and analysis contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results and the timing of events could differ materially from those anticipated in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in sections titled “Risk Factors” and “Special Note Regarding Forward-Looking Statements.” The audited consolidated financial statements as of December 31, 2025 and 2024 and for the year ended December 31, 2025 and for the period from July 5, 2024 (inception) to December 31, 2024, or the 2024 period, and the unaudited condensed consolidated interim financial statements as of June 30, 2026 and for the six months ended June 30, 2026 and 2025, were prepared in accordance with the IFRS, as issued by the IASB and IAS 34, respectively. As permitted by the applicable rules of the SEC for foreign private issuers, using IFRS, as issued by the IASB, we do not reconcile our consolidated financial statements to U.S. GAAP.

Overview

We are a clinical-stage biotechnology company developing ultra-long-acting antibody medicines for patients with serious respiratory and dermatologic diseases, including asthma, COPD, and atopic dermatitis. We estimate these diseases collectively represent a $60 billion peak market opportunity for biologic therapies, as we believe that the majority of patients eligible to receive biologic treatment for these diseases remain untreated. Our product candidates can potentially address this significant unmet need, allow for treatment of a broader population of patients, improve efficacy, and improve dosing convenience and adherence to treatment. We estimate that these diseases collectively affect more than 100 million people in the United States, EU5, and Japan and more than 8 million are eligible for biologics treatment.

Our product candidates, WIN378 and WIN027, target clinically validated disease pathways and are engineered to remain in the body for extended periods of time, enabling less frequent dosing than currently available treatments. This design feature is combined with additional properties including enhanced target affinity, dual target binding or effector function silencing. We believe our product candidates have the potential to deliver better clinical outcomes while offering the convenience of less frequent dosing than currently available treatments.

WIN378 is currently being evaluated in POLARIS-1, a Phase 2/3 study in severe uncontrolled asthma. Study start-up activities were initiated in September 2026 for a second Phase 3 study (POLARIS-2), which is planned to begin patient recruitment in the first half of 2027. A Phase 2 study of WIN378 in COPD, SIRIUS, was initiated in June 2026. We expect that the next data readout for WIN378 will be a Phase 2 interim analysis in the second half of 2026.

WIN027 is currently in a Phase 1 healthy volunteer study with INDs open in the United States, Australia and the PRC, assessing safety and pharmacokinetics. We initiated study start-up activities in September 2026 for our two global Phase 2 studies—a global Phase 2 study in COPD fully powered on the registrational endpoint of exacerbation rate ratio and a second global Phase 2 study in atopic dermatitis, which are planned to begin patient recruitment in the first half of 2027. We expect that the next data readout for WIN027 will be the full Phase 1 results in the first half of 2027.

Since our inception, we have incurred significant net operating losses and negative cash flows. Since inception, we have devoted the majority of our resources to organizing and staffing our company, business planning, raising capital, establishing licensing, developing our product candidates, conducting research studies and trials (nonclinical and clinical), establishing relationships with third parties for research and manufacture of products for use in our trials as well as general and administrative activities to support these operations.

During the year ended December 31, 2025, we generated a net loss of $48.3 million. For the six months ended June 30, 2026, we have generated a net loss of $42.6 million, and a net loss of $22.8 million in the six months ended June 30, 2025. We expect to continue to incur significant losses and that our expenses and operating losses will continue to increase for the foreseeable future if and as we:

∎	expand the number of our research and development projects;

∎	add new product candidates to our portfolio;

∎	continue our clinical trials and expand the scope of our clinical trials for our product candidates;

∎	begin additional nonclinical, clinical or other studies for our product candidates (current and future), including pursuing additional license and collaboration agreements and new partnerships;

∎	identify and contract with additional CROs, contract development manufacturing organizations, or CDMOs, and other suppliers and manufacturers;

∎	establish additional infrastructure required to support our operations as a public company;

∎	establish and maintain a sales, marketing and distribution infrastructure to commercialize any product candidates for which we may obtain regulatory approval in the future;

∎	acquire or license additional product candidates or other related technology;

∎	make additional payments under our existing license and collaboration agreements, including development and sales related milestone payments and royalties; and

∎	maintain and protect our intellectual property portfolio.

To date, we have not generated any revenue and we have raised capital primarily through our Series A and Series B financing rounds, through the issuance of our Series A preferred shares and the issuance of our Series B preferred shares (together with Series A preferred shares, Preferred Shares). Since inception and up to June 30, 2026, we have received total gross proceeds of $310.0 million from our financing rounds. As needed, we will seek additional funding through public or private equity or debt financing. We may not be able to obtain funding on acceptable terms, or at all. The terms of future financing may adversely affect the holdings or rights of our current shareholders.

If we are unable to obtain future funding, we may pause, restrict, or even eliminate some or all of our research and development activities, product candidate expansion or commercialization efforts, which could negatively impact our business prospects, or cause us to cease operations entirely. Although we continue to pursue our strategy and existing business plans, there is no assurance that we will be successful in obtaining the funding needed on acceptable terms for continuing our operations.

Series A and Series B Financing

Series A Financing

On January 10, 2025, we launched a $200.0 million Series A financing round, which was paid in two tranches. On January 23, 2025, we completed the first tranche for $75.0 million. In connection with the closing of the first tranche, we issued 11,961,724 Series A preferred shares and 1,212,120 common shares at a price of $6.27 and $0.01 per share, respectively. On July 11, 2025, we completed the second tranche for $125.0 million. In connection with the closing of the second tranche, we issued 19,936,203 Series A Preferred Shares at a price of $6.27 per share.

Series B Financing

On April 17, 2026, we launched a $165.0 million Series B financing round, which was payable in two tranches. On May 12, 2026, we completed the first tranche for $110.0 million. In connection with the closing of the first tranche, we issued 15,948,971 Series B preferred shares at a price of $6.897 per share. Additionally, on May 12, 2026, we entered into warrant agreements with certain of the investors who participated in our Series B financing round. Each warrant we granted allows the warrant holder to purchase one common share of Windward Bio Group AG. Each warrant has an exercise price of CHF 0.01.

License and Collaboration Agreements

Below is a summary of the key terms for certain of our license and collaboration agreements. For a more detailed description of these agreements, see the section titled “Business—License and Collaboration Agreements.”

Agreement with Kelun and HBM

On December 31, 2024, we, through our Swiss subsidiary, Windward Bio AG, entered into a License and Collaboration Agreement with Kelun and HBM, and the agreement became effective on January 30, 2025. Under the agreement, we received a license, or our WIN378 License, to certain antibodies targeting TSLP to be used in the development of products for use in the treatment of conditions such as asthma. The WIN378 License allows us to manufacture, develop and commercialize products globally, excluding certain Asian countries and territories, such excluded countries including Greater China, which are reserved to Kelun and HBM.

As consideration for the WIN378 License, we made upfront payments of cash and equity interests to Kelun and HBM. Such upfront payments totaled $40.0 million, $20.0 million of which was paid in cash, and the remaining $20.0 million paid in our equity interest, during the year ended December 31, 2025.

We may be required to make additional payments to Kelun and HBM based on the occurrence or non-occurrence of future events, including development milestones of up to $320.0 million for WIN378 (excluding the total $10.0 million milestone payments as described below), as well as sales-related milestones of up to $600.0 million. Additionally, we may be required to pay tiered royalties through six tiers, ranging from low single digits to low double-digits (a spread of not more than 5 percentage points) on net sales of WIN378 products, to Kelun and HBM.

On September 25, 2025, we achieved the first development milestone associated with the WIN378 License, which required us to make a payment to Kelun and HBM, in total, of $5.0 million, during the year ended December 31, 2025.

On June 9, 2026, we achieved the second development milestone associated with the WIN378 License, which required us to make a payment to Kelun and HBM, in total, of $5.0 million. The second development milestone payment of $5.0 million was paid in July 2026.

Agreement with Qyuns

On December 19, 2025, we entered into a License and Collaboration Agreement with Qyuns, which became effective on the same day. Under this agreement, we received a license, or our WIN027 License, for a clinical-stage, long-acting anti-TSLPxIL-13 bispecific antibody developed by Qyuns, or WIN027, with broad therapeutic application across immunological diseases. The WIN027 License allows us to research, manufacture, develop and commercialize products globally, except for Greater China.

As consideration for the WIN027 License, we made payments of cash and equity interests to Qyuns and its affiliates, totaling $30.0 million. In the first quarter of 2026, $15.0 million was paid in cash, and the remaining was paid in our equity interest valued at $15.0 million.

We may be required to make additional payments to Qyuns based on the occurrence or non-occurrence of future events, including development milestones of up to $100.0 million, as well as sales-related milestones of up to $570.0 million. Additionally, we may be required to pay mid-single digit to high-single digit tiered royalties to Qyuns.

Factors Affecting the Comparability of Results of Operations

Our business was incorporated on July 5, 2024 and as such, financial conditions and results of operation for the period from July 5, 2024 to December 31, 2024, or the 2024 period, does not represent an entire twelve-month fiscal year. As such, the year ended December 31, 2025 and the 2024 period are not directly comparable. At the time of our inception, we were in the early stages of organizational activity and the nature of our expenses incurred differed from the expenses incurred more recently in the normal course of our business.

Components of Results of Operations

Revenue

To date, we have not generated any revenue from product sales or services, and we do not expect to generate any revenue from the sale of products in the near future, if ever. If our development efforts for WIN378 or other product candidates are successful and result in regulatory approval, we may generate revenues in the future from product sales, payments from existing or potential future collaboration or license agreements with third parties, or any combination thereof.

Operating expenses

Our operating expenses consist of (i) research and development expenses and (ii) general and administrative expenses.

Research and development expenses

Our research and development expenses primarily consist of internal and external expenses incurred to support research and development activities including our clinical trials and development of future product candidates. These expenses include:

∎	Services and materials expenses, including expenses incurred under arrangements with third-party CROs, CDMOs, third-party consultants and other advisors

∎	Intellectual property and related future payments dependent on the achievement of development and regulatory milestones

∎	Personnel-related costs, including salaries, bonuses, benefits and share-based compensation for employees engaged in research and development activities

∎	Depreciation expenses related to assets used in research and development activities

We do not capitalize any of these development costs that we incur, as the costs do not meet the criteria for capitalization in IFRS. Instead, we expense research and development costs as incurred. We accrue the cost of external research and development services based on an estimate of the stage of completion for such contracted services.

We expect our research and development expenses to increase for the foreseeable future as we work to advance the development of our product candidates through ongoing nonclinical studies and clinical trials as well as the development of any potential future product candidates we may acquire.

At this time, we cannot reasonably estimate or know the nature, timing, or estimated costs of the efforts that will be necessary to complete the development of our product candidates. Currently, the Company does not track research and development expenses by program or product candidate. This is because our current activities remain in the discovery phase, where resources, personnel and external costs are shared across multiple research efforts and are not yet attributable to specific programs or product candidates in a systematic manner. We manage our research and development efforts dynamically, taking into account activities needed to support, expand and develop our product candidates. These activities include product formulation, nonclinical testing, clinical studies, data analysis, pharmacovigilance and regulatory submissions. As our development programs transition into the nonclinical stage and final product candidates are selected, we will begin tracking research and development expenses by product candidate.

General and administrative expenses

Our general and administrative expenses are primarily related to operating expenses such as insurance costs, travel expenses and facility expenses not otherwise included in research and development expenses, as well as expenses of external advisors, including professional fees for legal, accounting, audit, and tax services. These expenses also include salaries and benefits for our general and administrative personnel, including share-based compensation for the personnel in our executive, finance, accounting, legal, human resources, business development, information technology and other administrative areas. Depreciation expense is recognized on our assets used in supporting our general and administrative functions.

We expect our general and administrative expenses will continue to increase as we increase our headcount in order to support our ongoing research and development activities and potential commercialization of our product candidates, if approval is ultimately received. We expect to incur additional expenses associated with operating as a public company, including increased costs of accounting, audit, legal, regulatory, tax, investor relations, information technology, director and office insurance premiums and other costs associated with complying with SEC rules and regulations and listing requirements.

Financial income (expense) and foreign exchange differences, net

Our financial income (expense) consists primarily of interest income earned on our money market funds and other interest-bearing deposits, fair value gains (both realized and unrealized) on our financial assets measured at fair value through profit or loss, and interest expense on our lease liabilities. The financial assets measured at fair value through profit or loss include our investment in money market funds and high-grade corporate bonds.

Foreign exchange differences, net, are gains and losses recognized on the settlement or translation of monetary assets and liabilities denominated in foreign currencies. While our functional and presentation currency is the U.S. dollar, we are exposed to foreign currencies as a result of transactions denominated in Swiss francs, Great British pounds, and euros.

Income taxes

We have a presence in different countries and are subject to different income and expense items that are non-taxable and/or may be taxed at different rates in the different tax jurisdictions, based on the pre-tax income of each of our entities. Specifically, we are subject to corporate taxation in Switzerland and the United States.

We have incurred tax losses in each period and year since our inception. We have currently assessed that it is not probable that future taxable profits will be available against which we can use our tax losses. As such, we have not recognized any deferred tax assets. Information on our unrecognized deferred taxes is included in our consolidated financial statements included elsewhere in this prospectus.

Results of Operations

Comparison of the Year ended December 31, 2025 and the 2024 Period

The following table provides our results of operations for the year ended December 31, 2025 and the 2024 period:

	YEAR ENDED DECEMBER 31,	PERIOD FROM JULY 5, 2024 TO DECEMBER 31,
(in thousands)	2025	2024	CHANGE	% CHANGE
Research and development expenses	$(32,592)	$(84)	$(32,508)	n.m.
General and administrative expenses	(19,237)	(1,104)	(18,133)	n.m.

Operating loss	(51,829)	(1,188)	(50,641)	n.m.
Financial income	3,593	—	3,593	—
Financial expense	(5)	—	(5)	—
Foreign exchange differences, net	(34)	—	(34)	—

Loss before income taxes	(48,275)	(1,188)	(47,087)	n.m.
Income taxes	(48)	—	(48)	—

Net loss	$(48,323)	$(1,188)	$(47,135)	n.m.

“n.m.” – not meaningful

Research and development expenses

	YEAR ENDED DECEMBER 31,	PERIOD FROM JULY 5, 2024 TO DECEMBER 31,
(in thousands)	2025	2024	CHANGE	% CHANGE
Service and materials expenses	$23,501	$84	$23,417	n.m.
Payroll expenses	5,866	—	5,866	.
Share-based compensation	3,108	—	3,108	—
Depreciation expense	117	—	117	—

Total	$32,592	$84	$32,508	n.m.

“n.m.” – not meaningful

Research and development expenses were $32.6 million for the year ended December 31, 2025 compared to $0.1 million for the period from July 5, 2024 to December 31, 2024.

Service and materials expenses increased by $23.4 million in the year ended December 31, 2025 compared to the period from July 5, 2024 to December 31, 2024, which was primarily driven by the initiation of our POLARIS-1 Phase 2/3 asthma study for WIN378 in asthma and related manufacturing activities.

Payroll expenses and share-based compensation in aggregate increased by $9.0 million in the year ended December 31, 2025 compared to the period from July 5, 2024 to December 31, 2024. This increase was primarily driven by the hiring of our first employees who focus on research and development activities, as we built out our research and development capabilities as well as the establishment of our equity incentive plans for research and development employees to allow them to participate in our equity.

Depreciation expense increased by $0.1 million in the year ended December 31, 2025, compared to the period from July 5, 2024 to December 31, 2024. This increase was primarily driven by the acquisition of additional assets required to carry out our research and development activities, including equipment used in clinical trials.

General and administrative expenses

	YEAR ENDED DECEMBER 31,	PERIOD FROM JULY 5, 2024 TO DECEMBER 31,
(in thousands)	2025	2024	CHANGE	% CHANGE
Operating expenses	$6,813	$1,104	$5,709	517%
Payroll expenses	5,462	—	5,462	—
Share-based compensation	6,823	—	6,823	—
Depreciation	139	—	139	—

Total	$19,237	$1,104	$18,133	n.m.

“n.m.” – not meaningful

General and administrative expenses were $19.2 million for the year ended December 31, 2025 compared to $1.1 million for the period from July 5, 2024 to December 31, 2024. The $18.1 million increase was driven by a number of factors, including increases in hiring of employees, increases in spending on external services such as legal, accounting, audit, valuation and other professional services, and other costs incurred as we set up our company.

Operating expenses were $6.8 million for the year ended December 31, 2025, compared to $1.1 million for the period from July 5, 2024 to December 31, 2024. The $5.7 million increase was primarily driven by an increase in professional fees for legal and information technology services. Spending on accounting, audit, valuation, tax, software and hardware also increased.

Payroll expenses and share-based compensation in aggregate increased by $12.3 million in the year ended December 31, 2025, compared to the period from July 5, 2024 to December 31, 2024. This increase was primarily driven by an increase in headcount as we continued to hire and build out our administrative functions. Additionally, we established equity incentive plans to allow these employees to participate in our equity.

Depreciation increased by $0.1 million in the year ended December 31, 2025, compared to the 2024 period. This increase was primarily driven by the acquisition of assets to build out our administrative functions. We did not have any such assets in the 2024 period.

Financial income, financial expenses and foreign exchange differences, net

Our financial income was $3.6 million during the year ended December 31, 2025, compared to nil for the period from July 5, 2024 to December 31, 2024. The increase was driven by fair value gains on financial assets measured at fair value through profit or loss and interest income earned on cash equivalents and marketable securities, both of which arose following the investment of the proceeds from our Series A financing round.

Our financial expense was insignificant during the year ended December 31, 2025, comprising interest expense on lease liabilities. We did not recognize any financial expense during the 2024 period.

Our foreign exchange differences were insignificant during the year ended December 31, 2025. We did not recognize any foreign exchange differences during the 2024 period.

Income taxes

Our income tax expense did not significantly increase during the year ended December 31, 2025 when compared to the 2024 period.

Comparison of the Six Months ended June 30, 2026 and 2025

The following table provides our results of operations for the six months ended June 30, 2026 and 2025:

	SIX MONTHS ENDED JUNE 30,
(in thousands)	2026	2025	CHANGE	% CHANGE
Research and development expenses	$(30,133)	$(13,325)	$(16,808)	126%
General and administrative expenses	(14,539)	(9,951)	(4,588)	46%

Operating loss	(44,672)	(23,276)	(21,396)	92%
Financial income	2,164	673	1,491	222%
Financial expense	(7)	(2)	(5)	250%
Foreign exchange differences, net	(166)	(145)	(21)	14%

Loss before income taxes	(42,681)	(22,750)	(19,931)	88%
Income taxes	45	—	45	—

Net loss	$(42,636)	$(22,750)	$(19,886)	87%

Research and development expenses

	SIX MONTHS ENDED JUNE 30
(in thousands)	2026	2025	CHANGE	% CHANGE
Service and materials expenses	$22,198	$9,518	$12,680	133%
Payroll expenses	4,876	2,131	2,745	129%
Share-based compensation	2,861	1,667	1,194	72%
Depreciation expense	198	9	189	n.m.

Total	$30,133	$13,325	$16,808	126%

“n.m.” – not meaningful

Research and development expenses were $30.1 million for the six months ended June 30, 2026 compared to $13.3 million for the six months ended June 30, 2025. The increase in service and materials costs of $12.7 million was primarily driven by the initiation of our first Phase 2 clinical trials for WIN378 in asthma and COPD and related manufacturing activities.

Personnel expenses and share-based compensation in aggregate increased by $3.9 million in the six months ended June 30, 2026 compared to the six months ended June 30, 2025. This increase was primarily driven by additional hiring and increasing headcount needed to build our team to support our research and development activities and these new employees’ participation in our equity plans.

Depreciation increased by $0.2 million in the six months ended June 30, 2026 compared to the six months ended June 30, 2025. The increase was primarily driven by the acquisition of additional assets required to carry out our research and development activities, including equipment used in clinical trials.

General and administrative

	SIX MONTHS ENDED JUNE 30,
(in thousands)	2026	2025	CHANGE	% CHANGE
Operating expenses	$5,175	$3,167	$2,008	63%
Payroll expenses	3,286	2,381	905	38%
Share-based compensation	5,949	4,350	1,599	37%
Depreciation	129	53	76	143%

Total	$14,539	$9,951	$4,588	46%

General and administrative expenses were $14.5 million for the six months ended June 30, 2026 compared to $10.0 million for the six months ended June 30, 2025. The increase was primarily driven by additional spending on external services such as legal, accounting, and other professional services, and an increase in share-based compensation.

Personnel expenses and share-based compensation in aggregate increased by $2.5 million in the six months ended June 30, 2026 compared to the six months ended June 30, 2025. This increase was primarily driven by an increase in headcount as we continued to hire and build out our administrative functions, as well as offering participation in our equity plan to these new employees.

Depreciation increased by $0.1 million in the six months ended June 30, 2026 compared to the six months ended June 30, 2025. This increase was primarily driven by our purchase of additional assets used to carry out our administrative functions.

Financial income, financial expense and foreign exchange differences, net

Our financial income was $2.2 million during the six months ended June 30, 2026, compared to $0.7 million during the six months ended June 30, 2025. This increase was driven by fair value gains on financial assets measured at fair value through profit or loss and interest income earned on cash equivalents and marketable securities driven by the investment of the proceeds from the first tranche of our Series B financing round.

Our financial expense and foreign exchange differences, net were insignificant during the six months ended June 30, 2026 and 2025.

Income taxes

Our income taxes were insignificant during the six months ended June 30, 2026 and 2025.

Liquidity and Capital Resources

Since our inception, we have incurred significant operating losses and negative cash flows from our operating activities. We have not commercialized any of our product candidates and we do not expect to be able to generate any revenue from product sales for the next several years, if ever. Our operations have been primarily financed through the issuance of our Preferred Shares. Since inception and up to June 30, 2026, we have received gross proceeds of $310.0 million from the issuance of our Preferred Shares. As of June 30, 2026, we had cash, cash equivalents and marketable securities of $207.3 million.

Cash Flows

The following table provides information regarding our cash flows for the periods presented (in thousands):

	SIX MONTHS ENDED JUNE 30,		YEAR ENDED DECEMBER 31,	PERIOD FROM JULY 5, 2024, TO DECEMBER 31,
(in thousands)	2026	2025	2025	2024
Net cash used in operating activities	$(25,886)	$(9,707)	$(33,262)	$(74)
Net cash used in/provided by investing activities	(83,300)	(51,281)	(144,178)	110
Net cash provided by financing activities	108,576	73,788	196,968	—
Net increase in cash and cash equivalents	$(610)	$12,800	$19,528	$36

Operating Activities

During the year ended December 31, 2025, net cash used in operating activities was $33.3 million, resulting primarily from the net loss incurred during the year ended December 31, 2025. The net loss in this period was driven by the increases in expense associated with research and development activities, including additional service and materials expenses driven by the initiation of our POLARIS-1 Phase 2/3 asthma study for WIN378. These outflows were partially offset by interest received of $1.8 million.

During the 2024 period, cash flows used in operating activities were not significant as our operations began in January 2025.

During the six months ended June 30, 2026, operating activities used $25.9 million of cash, resulting primarily from the net loss incurred during the six months ended June 30, 2026, partially offset by an increase in interest received of $2.2 million.

During the six months ended June 30, 2025, operating activities used $9.7 million of cash, resulting primarily from our net loss incurred during our operations in the six months ended June 30, 2025. Net cash from changes in operating assets and liabilities was primarily driven by timing of our payment of trade payables and recognition of accrued expenses primarily related to our CRO and CDMO relations.

Net cash used in operating activities for the six months ended June 30, 2026 increased by $16.2 million compared to net cash used in operating activities for the six months ended June 30, 2025. This increase was driven by an increase in net loss recognized of $19.9 million. These cash outflows were partially offset by an increase in interest received of $1.7 million in the six months ended June 30, 2026 compared to the six months ended June 30, 2025.

Investing Activities

During the year ended December 31, 2025, net cash used in investing activities was $144.2 million, resulting primarily from outflows for the purchase of financial assets of $194.2 million and $25.0 million of cash payments to Kelun and HBM for our WIN378 License, which includes an upfront payment of $20.0 million to Kelun and HBM and the payment of our first development-related milestone of $5.0 million. These outflows were partially offset by cash inflows from proceeds received from our financial assets.

During the 2024 period, cash flows provided by investing activities were not significant as our operations began in January 2025.

During the six months ended June 30, 2026, investing activities used $83.3 million of cash, driven primarily by outflows from the purchase of additional financial assets and the payment of cash to Qyuns for our WIN027 License. These outflows were partially offset by cash inflows from proceeds received from our financial assets.

During the six months ended June 30, 2025, investing activities used $51.3 million of cash, driven primarily by outflows from the purchase of financial assets and cash payments to HBM and Kelun from our WIN378 License. These outflows were partially offset by cash inflows from proceeds received from our financial assets.

Net cash used in investing activities for the six months ended June 30, 2026 increased by $32.0 million compared to net cash used in investing activities for the six months ended June 30, 2025. This increase was driven by an increase in our purchases of financial assets of $56.5 million, partially offset by greater proceeds received from financial assets of $19.2 million in the six months ended June 30, 2026 compared to June 30, 2025 and lower payments related to our license-related intangible assets in the period ending June 30, 2026 compared to the same period in 2025.

Financing Activities

During the year ended December 31, 2025, financing activities provided $197.0 million of cash inflows. The cash inflows primarily related to the proceeds received from closing both the first and second tranche of our Series A financing round for a total inflow of $200.0 million, partially offset by the payment of $2.2 million of transaction costs and payments on lease obligations of $0.8 million.

During the 2024 period, no cash was provided by or used in financing activities as our operations began in January 2025.

During the six months ended June 30, 2026, financing activities provided $108.6 million of cash inflows, resulting primarily from cash inflows from the proceeds received from closing the first tranche of our Series B financing round of $110.0 million, partially offset by the payment of $1.2 million from transaction costs and payments on our lease obligations.

During the six months ended June 30, 2025, financing activities provided $73.8 million of cash inflows, resulting primarily from cash inflows from the proceeds received from closing the first tranche of our Series A financing round of $75.0 million, partially offset by the payment of $1.0 million from transaction costs and payments on our lease obligations.

Net cash provided by financing activities for the six months ended June 30, 2026 increased by $34.8 million compared to net cash used in financing activities for the six months ended June 30, 2025. This increase was driven primarily by the increase in proceeds received from the first tranche of our Series B financing round when compared to the proceeds received from our first tranche of our Series A financing.

Future Funding Requirements

We expect our future funding requirements to continue to increase over time in connection with our ongoing research and development activities related to our product candidates. To the extent we obtain regulatory approval for any of our product candidates, we also expect to incur significant expenses to market, sell and distribute our approved products. Additionally, upon successful completion of this offering, we will incur additional costs associated with operating as a public company.

There are many risks and uncertainties associated with the research, development and commercialization of product candidates. Changes in the factors impacting the development of a product candidate can significantly impact the amount and timing of the costs associated with the development of the product candidates. Our short-term and long-term future funding requirements will depend on many factors, including:

∎	Scope, progress, results and costs of our ongoing and planned nonclinical studies and clinical trials for our product candidates

∎	The timing and amount of milestone and royalty payments we may be required to make under any current or future license and collaboration agreements

∎	The extent to which we in-license or acquire additional product candidates and technologies

∎	The number and development requirements of other product candidates we may pursue

∎	Expense, timing and outcome of regulatory review of our product candidates

∎	Costs and timing of future commercialization activities, including manufacturing, marketing, sales and distribution, if any product candidates receive regulatory approval

∎	Whether we receive any revenue from commercialization of our product candidates, if we receive regulatory approval

∎	Our ability to establish additional license and collaboration agreements or other strategic partnerships

∎	Costs and timing of preparing, filing and defending patent applications, maintaining and enforcing our intellectual property rights

As of June 30, 2026, we had total cash, cash equivalents and marketable securities of $207.3 million. Based on our current plans and business conditions, we believe our existing cash, cash equivalents and marketable securities, together with the net proceeds from this offering, will be sufficient to enable us to fund our operating expenses and capital expenditure requirements through      .

Contractual Obligations and Other Commitments

License and Collaboration Agreements

We have certain contingent payment obligations that may be incurred and may be owed to the licensors in our license and collaboration agreements, based on the achievement of certain development and sales-related milestones. As of June 30, 2026, we have already achieved two development-milestones and made the related payments of $5.0 million in 2025 and $5.0 million in July 2026, related to our WIN378 License. Depending on the license, we may also be required to pay low single to low double-digit royalty payments to the counterparties in our license and collaboration agreements.

Lease Agreements

We are party to various lease agreements, including for our office space in Basel, Switzerland and certain research and development related assets used in our ongoing clinical trials.

Additional information on our lease arrangements is available in our consolidated financial statements, which are included elsewhere in this prospectus.

Other Research and Development Obligations

In the normal course of our business, we enter into arrangements with CROs, CDMOs and other third-party vendors for nonclinical studies, clinical trials, testing and manufacturing services. These contracts are generally cancellable by us upon prior notice. Payments due upon cancellation generally consist only of payments for services provided or expenses incurred, including non-cancellable obligations of the service providers, up to the date of cancellation.

Critical Accounting Policies, Estimates and Significant Judgements

Our management’s discussion and analysis of our financial condition and results of operations is based on our audited consolidated financial statements, which we have prepared in accordance with International Financial Reporting Standards, or IFRS. The preparation of our consolidated financial statements requires us to make estimates, assumptions and judgments that may affect the reported amounts of assets, liabilities, and expenses. We base our estimates and assumptions on our historical expenses and other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. We continue to evaluate our estimates and assumptions on an ongoing basis. Actual results may differ from our estimates under different assumptions or conditions.

While our significant accounting policies are described in more detail on our consolidated annual financial statements included elsewhere in this prospectus, we believe the following accounting policies to be the most critical to understanding our historical financial performance as they relate to the more significant areas involving management’s judgments and estimates.

Going Concern

We have a limited operating history and have experienced net losses and have used significant cash in our operating activities since our inception. We expect to continue to incur net losses and have significant cash outflows for the foreseeable future. As of June 30, 2026, we held cash, cash equivalents and marketable securities of $207.3 million.

Our board of directors is of the opinion that our cash, cash equivalents and marketable securities as of June 30, 2026 is sufficient to continue our operations and meet our ongoing operating requirements, recurring expenses and required capital expenditures for the next 12 months. Additionally, we have the ability to make operating decisions to prioritize certain activities and the related expenses in order to further extend our cash runway, if necessary.

In Process Research and Development (IPR&D)

Our existing license and collaboration agreements have resulted in the recognition of an IPR&D intangible asset. As none of our product candidates have received regulatory approval as of the date of this prospectus, these assets are not yet placed in use and are not yet subject to amortization. Instead, we test our IPR&D intangible assets for impairment at least annually or whenever there are indications that the carrying value of the assets may not be recoverable.

The determination of the recoverable value of our IPR&D intangible asset includes key estimates that are highly sensitive to, and dependent upon key assumptions, including anticipated market share and pricing, expected patent life and market exclusivity periods, estimated research and development costs, the probability of success of the product candidate and the discount rate used to discount future cashflows. While we have not recognized any impairment on these assets as of June 30, 2026, it is possible that changes to these key assumptions could result in impairments in future periods.

Clinical Development Accruals

In order to prepare our consolidated financial statements, we must make estimates of our clinical development accruals. We accrue the cost of services based on an estimate of the “stage of completion” of the contracted service. We maintain regular communication with our vendors to assess the reasonableness of our estimates and the recognized accruals as of the date of each statement of financial position. Our accruals are based on information that is known by us at the time the accrual is recognized.

Although we do not expect these estimates to be materially different from the amounts accrued, if our estimates of the status of services performed or the timing of those services differs from the actual status and timing, this could result in our accrued expense being overstated or understated in a given period. As of June 30, 2026, no material differences between our estimates of accrued expenses and actual amounts incurred have occurred.

Share-Based Payments, including Determination of Fair Value of Common Shares

Share-Based Payments

We offer participation in share-based payment plans to certain directors, executive officers, employees and external consultants. Under these plans, we may offer restricted shares, share options, or restricted share units.

In connection with our incorporation as well as the contribution in kind agreement related to the acquisition of our wholly owned subsidiary, Windward Bio 27 AG (refer to our consolidated financial statements included elsewhere in this prospectus for additional information on this transaction), our founding shareholders acquired, either directly or through share purchase agreements, common shares that are referred to as Founder Shares. We have entered into certain founder share repurchase agreements with these founding shareholders, which govern the terms and conditions of a repurchase option with respect to the Founder Shares.

We measure our equity-settled share-based payments at grant date fair value and recognize the related expense for the awards over the period in which the service, and where applicable, any other vesting conditions are fulfilled, referred to as the vesting period, based on our estimate of the equity instruments that will eventually vest. We revise our estimate of the awards expected to vest at each reporting date of our financial statements. In order to determine this forfeiture rate, we estimate the number of employees expected to remain with our company, using information such as actual employee turnover in a period and analyzing the nature of the employees who have departed in the period.

The fair value of our share options is determined using the Black-Scholes model. The Black-Scholes model requires inputs based on certain subjective assumptions. The key inputs and assumptions in this model include grant date, the expected term of the options, expected volatility, the risk-free rate, our underlying common share price and the exercise price.

The fair value of our other equity awards is determined using the estimated market value. The key inputs to this model include the grant date, any restrictions on rights to dividends prior to vesting, any restrictions on transfer of shares after vesting, to the extent such restrictions would impact the price a knowledgeable and willing market participation would pay for the award, and comparable company analyses.

Determination of Fair Value of Common Shares

As there has been no public market for our common shares to the date of this prospectus, we have determined the estimated fair value of our common shares as of the date of each grant. Key considerations impacting the fair value of our common shares include the underlying equity value of the Company, as determined using either an option pricing model, or OPM, or a hybrid method. Key considerations underlying these valuations included the equity value of our company and the respective rights and preferences of our common shares and Preferred Shares, including their dividend rights and liquidation preferences.

We engaged with third parties to prepare third-party valuations of our common shares.

Additionally, as there is no public market for our common shares to the date of this prospectus, our board of directors, with input from management, has considered a variety of objective and subjective factors that may impact the fair value of our common shares at each grant date. These factors may include:

∎	our operating results and financial performance;

∎

the progress of our research and development efforts, including the status of our programs, and the nonclinical studies, clinical trials, and manufacturing process development for our product candidates;

∎	our stage of development and business strategy and the material risks related to our business and industry;

∎	the achievement of enterprise milestones, including entering into license agreements;

∎	the lack of marketability of our equity as a private company;

∎

the prices at which we issued and sold preferred shares and the preferential rights of the preferred shares relative to our common shares as well as the proximity in time of such private placement to the date of each grant;

∎	any external market conditions affecting the biotechnology industry, and trends within the biotechnology industry;

∎	the likelihood of achieving a liquidity event, such as an IPO, given prevailing market conditions; and

∎	the third-party valuations described above.

Once a public trading market for our common shares has been established, as will occur in connection with the completion of this offering, it will no longer be necessary for us to estimate the fair value of our common shares in order to account for grants of share options or other awards. The fair value of our common shares will be determined by the quoted market price of our publicly traded common shares.

Quantitative and Qualitative Disclosures about Market Risks

Market risk represents the risk of loss that may impact our financial position and results of operations due to adverse changes in financial market prices and rates. We are exposed to market risk primarily from changes in credit risk, liquidity risk, foreign exchange risk and interest rate risk. We do not hold any financial instruments or derivatives for trading or speculative purposes.

Credit Risk

The primary financial instruments we hold are cash and cash equivalents and marketable securities. We invest our available cash in highly liquid fixed-income instruments, including investment-grade corporate bonds and money market funds. As these investments are held at reputable institutions, we have not recognized any provisions for expected credit loss on our financial assets, and we consider credit risk to be minimal.

Liquidity Risk

Liquidity risk management entails maintaining sufficient cash and cash equivalents to meet our financial obligations. To date, our main source of cash inflows has come from the issuance of our Preferred Shares. We manage our liquidity risk through management of our capital structure and by monitoring actual cash flows against cash flow projections.

Foreign Exchange Risk

We are exposed to foreign exchange risk related to fluctuations of foreign exchange rates of certain currencies against USD and the degree of volatility of those rates. Our currency risk is generally limited to our transactions denominated in EUR and CHF. We have not entered into any formal hedging program with respect to these foreign currencies. Foreign currency exposure is monitored and management will consider hedging significant foreign currency exposure should such risk arise. Additionally, we hold cash and cash equivalents in CHF and EUR to cover payments due in these foreign currencies.

Holding other variables constant, any change in the foreign exchange rate of EUR/USD resulting from a 10% increase/(decrease) in the foreign currency against USD would have an impact of $0.1 million loss ($0.1 million gain) on the result for the year ended December 31, 2025. Holding other variables constant, any change in the foreign exchange rate of CHF/USD from a 10% increase/(decrease) in the foreign currency against USD would have an impact of $1.3 million loss ($1.5 million gain) on the result for the year ended December 31, 2025.

Interest Rate Risk

With the exception of our short-term cash deposits and lease liabilities, we do not have any other interest-bearing assets or liabilities with unrelated parties. Additionally, we currently have no outstanding borrowings. As such, we have determined our interest rate risk to be minimized.

Recently Issued Accounting Pronouncements

Information on recently issued accounting pronouncements that may impact our financial position and results of operations is included in Note 4 of our annual consolidated financial statements, which are included elsewhere in this prospectus.

BUSINESS

Overview

We are a clinical-stage biotechnology company developing ultra-long-acting antibody medicines for patients with serious respiratory and dermatologic diseases, including asthma, COPD, and atopic dermatitis. We estimate these diseases collectively represent a $60 billion peak market opportunity for biologic therapies, as we believe the majority of patients eligible to receive biologic treatment for these diseases remain untreated. Our product candidates can potentially address this significant unmet need, allow for treatment of a broader population of patients, improve efficacy, and improve dosing convenience, outcomes and adherence to treatment. We estimate that these diseases collectively affect more than 100 million people in the United States, EU5, and Japan, and more than 8 million patients are eligible for biologics treatment.

Our product candidates, WIN378 and WIN027, target clinically validated disease pathways and are engineered to remain in the body for extended periods of time, enabling less frequent dosing than currently available treatments. This design feature is combined with additional properties including enhanced target affinity, dual target binding or effector function silencing. We believe our product candidates have the potential to deliver better clinical outcomes while offering the convenience of less frequent dosing than currently available treatments.

Our lead program, WIN378, is an ultra-long-acting and potentially novel fully human monoclonal antibody that inhibits thymic stromal lymphopoietin, or TSLP. TSLP is positioned upstream of multiple inflammatory pathways and is a clinically validated target in respiratory disease. We believe WIN378 has the potential to be a differentiated treatment in asthma and COPD based on a number of factors:

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Inhibiting TSLP is a proven clinical strategy based on the evidence derived from the first and only approved treatment that targets TSLP (Tezspire®, tezepelumab), which has been shown in publications and third-party reports to have:

∎	the broadest indication relative to other biologics and is approved to treat patients regardless of any specific biomarker or sub-population of patients with severe asthma.

∎	higher rates of annualized exacerbation reductions compared to other biologics approved to treat asthma.

∎	became the second most prescribed biologic in asthma since its approval in the United States in December 2021, generating global sales of approximately $1.9 billion in 2025.

∎	WIN378 has been engineered to be an ultra-long-acting treatment that builds on the benefits and clinical experience of targeting TSLP.

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We use the term “ultra-long-acting” to refer to biologics engineered to remain in the body substantially longer than conventional antibodies. A pre-planned interim analysis of the Phase 2 portion of the POLARIS-1 study demonstrated a half-life of up to 75 days, enabling dosing as infrequently as twice a year, compared with the every-two-week to monthly dosing intervals required by most approved biologic therapies in respiratory disease.

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WIN378 has Fc engineering, which involves targeted modifications to the antibody’s tail region that switch off unwanted immune-cell recruitment and extend how long the drug stays in the body. In addition to engineering that significantly extends the half-life of the drug, WIN378 has a silenced effector function, achieved through the Fc engineering. This minimizes the potential for negative immune responses such as inflammation and the development of antidrug antibodies (ADAs), which often impact repeat dosing and efficacy. Because antidrug antibodies can alter drug clearance and produce inter-patient PK variability, the low observed ADA rate, being 2 of 40 WIN378-treated participants in the Phase 1 study and 2 of 90 (2.2%) in the interim analysis of the Phase 2 portion of POLARIS-1, combined with the FcRn-mediated half-life extension, supports more consistent and sustained drug exposure and more reliable coverage of the TSLP target between doses.

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WIN378 binds a broad epitope footprint on TSLP that spans both its receptor interfaces. To our knowledge, it is the only known investigational drug that blocks TSLP signaling by simultaneously blocking Site 1 (TSLPR) and Site 2 (IL-7Ra) binding and preventing binding of TSLP to both of its co-receptors on the cell surface of epithelial cells and blocking downstream signaling.

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It has two-fold improved in vitro potency relative to Tezspire®, tezepelumab. In a head-to-head cell-based assay using human blood cells, WIN378 was approximately twice as potent as Tezspire®, tezepelumab, at blocking TSLP-driven release of the inflammatory marker TARC.

We believe that WIN378 is the only therapy that collectively has all these attributes, distinguishing it from other marketed and investigational therapies targeting TSLP and potentially contributing to its differentiated clinical profile.

We have completed a Phase 1 clinical study of WIN378 and a pre-planned interim analysis of the Phase 2 portion of POLARIS-1. The model-informed Phase 2 portion characterized the dose-response relationship and enrolled 147 patients, exceeding the enrollment target of 120 patients. Following the interim analysis of the first 98 patients that reached at least week 12 of the study, we initiated the Phase 3 portion of POLARIS-1 in September 2026. We are advancing WIN378 through active clinical development programs, with multiple data readouts expected across asthma and COPD through 2029.

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WIN378 completed a Phase 1 study, which demonstrated a half-life of at least 65 days, supporting twice-yearly subcutaneous dosing. In the Phase 1 study, WIN378 demonstrated a low incidence of antidrug antibodies and was well-tolerated up to the highest dose studied. No injection site reactions were reported.

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WIN378 is currently being evaluated in POLARIS-1, a Phase 2/3 study in severe uncontrolled asthma. A pre-planned interim analysis from the Phase 2 portion of the study was completed in September 2026. The study enrolled a total of 147 patients, exceeding the initial enrollment target of 120 patients, with the interim analysis conducted on the first 98 patients. The interim analysis supports the twice-yearly dosing potential of WIN378. The analysis demonstrated the following at week 24 after a single dose of WIN378:

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WIN378 was well tolerated, with no treatment-related serious adverse events, withdrawals or discontinuations observed as of the cut-off date. Adverse events were balanced between active arms and placebo.

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Less than 1% of participants experienced injection site reactions and 2.2% developed antidrug antibodies, or ADAs. ADAs had no impact on the pharmacology of WIN378 and were not associated with any clinical signals.

∎	Dose-dependent mean increases in FEV1 (forced expiratory volume in one second, a key measure of lung function) of up to 174 mL (placebo-adjusted mean increase up to 256 mL, p=0.033).

∎

Dose-dependent reductions in FeNO (fraction of exhaled nitric oxide, a marker of airway inflammation) of up to 24 ppb (or -43% change, p=0.006). Reductions in FeNO are correlated with reductions in asthma exacerbations.

∎	Reductions in blood eosinophil count, or EOS, of up to 200 cells/µL (or -51% change, p<0.0001).

∎	Near maximal effects seen as early as week 2 and sustained through week 24.

∎	Population pharmacokinetics, or PopPK, demonstrated a half-life of up to 75 days.

∎	Pharmacokinetic-pharmacodynamic modeling demonstrated the enhanced potency of WIN378, which achieved an EC 50 of 0.63 mg/ml for FeNO reduction, a marker of airway inflammation.

∎

The primary study results at week 24 are expected in the first half of 2027. The final study results at week 48 are expected to be available in the second half of 2027. Two twice-yearly dose levels were selected for the Phase 3 portion of POLARIS-1, which was initiated in September 2026 with topline results at week 48 expected in the second half of 2028. In September 2026, we also initiated study start-up activities for a second Phase 3 study (POLARIS-2), which is planned to begin patient recruitment in the first half of 2027, with topline results expected in the second half of 2029.

∎	WIN378 is also being evaluated in SIRIUS, a Phase 2 proof-of-concept study in moderate-to-severe COPD, initiated in June 2026, with topline results expected in the second half of 2027.

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Based on published and public statements from other companies as well as results from trials to date in which WIN378 was well-tolerated in patients and no serious adverse events deemed to be study-related were reported, we believe that WIN378, if it produces the safety and efficacy data needed to support approval in future pivotal trials, has the potential to be the first ultra-long-acting treatment targeting TSLP to seek approval in the United States. However, the results from early trials of a product candidate may not be predictive of the results that will be obtained in later stage trials of the product candidate.

Our second clinical-stage program, WIN027, is an ultra-long-acting bispecific antibody that simultaneously targets TSLP and interleukin-13 (IL-13), two clinically validated drivers of inflammatory disease. We believe that dual inhibition of these pathways has the potential to deliver deeper and more durable disease control than targeting either pathway alone. We plan to evaluate this approach across multiple immunological diseases, including COPD and atopic dermatitis. WIN027 has been engineered for a long circulating half-life, with a target dosing interval of every three months or less frequently.

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WIN027 is currently in a Phase 1 healthy volunteer study with INDs open in the United States, Australia and the PRC assessing safety and pharmacokinetics. We expect that the next data readout for WIN027 will be full results of this study in the first half of 2027. Based on blinded interim data as of June 2026, we have observed a 62-day half-life, low immunogenicity, and low rate of injection site reactions with full pharmacokinetic and immunogenicity data expected in the first half of 2027.

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We initiated study start-up activities in September 2026 for our two global Phase 2b studies, which are planned to begin patient recruitment in the first half of 2027, including a globally conducted, dose-ranging study in COPD fully powered on the registrational endpoint of exacerbation rate ratio. Our Phase 2b trial is designed with registrational-quality features, including treatment period, exacerbations as primary endpoint, appropriate key secondary endpoints including lung function, hierarchical type 1 error control, independent data and safety monitoring, and a population aligned with the intended indication. We also plan to initiate a global atopic dermatitis study in the first half of 2027 with topline results expected in the second half of 2028. Qyuns initiated their Phase 2 studies in atopic dermatitis and CRSwNP in September 2026 in the PRC and plans to begin a Phase 2 study in asthma by the end of 2026. Topline results from these studies are expected over the course of 2027 and 2028.

We believe the central roles of TSLP and IL-13 in epithelial-driven inflammation position us to expand our franchise beyond our initial focus on asthma, COPD, and atopic dermatitis, both through entry into adjacent indications and through broader use across the severity spectrum within our core diseases. Potential future indications supported by the underlying biology include chronic rhinosinusitis with nasal polyps, eosinophilic esophagitis, chronic spontaneous urticaria, and other type-2-mediated allergic and inflammatory diseases, as well as combination or sequencing strategies across WIN378 and WIN027.

Our development plans for WIN378 and WIN027 include ten Phase 2 and Phase 3 clinical readouts through 2029, not including four additional readouts for WIN027 based on studies conducted by our partner, Qyuns.

AD=atopic dermatitis, COPD=chronic obstructive pulmonary disease, HV=healthy volunteer, TLR=topline results, W=week; remaining studies, not funded by the expected IPO proceeds, are already funded

Additional bispecific programs are in the lead optimization phase. The current program is a next-generation bispecific targeting T2 and non-T2 pathways, with two complementary cytokines. Work to date has included the evaluation of various formats, production at small scale, and the evaluation of productivity, purity and light chain mispairing. Further work has characterized the blocking of both cytokines and a HELA cell-based potency assay has been developed and used to compare the bispecifics’ potencies to monospecific benchmarks. Of the three formats evaluated, a lead nonclinical target format has been identified and selected, with potential across skin and respiratory indications, including atopic dermatitis, asthma, COPD and other inflammatory and fibrotic skin and lung diseases. We expect to initiate Phase 1 clinical development for these potential skin and respiratory indications in the next 18 months, subject to standard regulatory requirements. The lead format demonstrating benchmark-comparable affinity, cellular potency and manufacturability is currently being engineered for half-life extension prior to characterization in nonhuman primate studies.

We were founded in 2024 and launched in January 2025. Our management team has significant experience spanning drug discovery and development, global commercialization, finance, business development, and corporate strategy. We have collectively been responsible for the discovery, development, or commercialization of over 20 medicines. Our management team has worked together previously, including at VectivBio and Therachon, where we built each biotechnology company from inception through public offerings and eventually strategic acquisitions, consistently meeting or exceeding corporate objectives. Our executive leadership is described under “Our team” below.

We have not generated any product revenue to date and have funded our operations principally through private placements of equity. As of June 30, 2026, we had cash, cash equivalents and marketable securities of $207.3 million.

Our Approach

Our goal is to develop, obtain regulatory approval, and commercialize potentially novel immunology therapeutics for patients underserved by today’s standard of care in asthma, COPD, atopic dermatitis, and other immunological conditions. We estimate that these diseases collectively affect approximately 100 million people in the United States, EU5, and Japan and more than 8 million are eligible for biologics treatment. Based on our internal estimates, we believe this represents an estimated $60 billion peak market opportunity for biologic therapies. Key elements of our novel approach, which we believe has the potential to improve the outcomes of the current generation of biologics in inflammatory lung and skin diseases for these patients, are below.

We target clinically validated biologic drivers of disease including TSLP and IL-13.

∎

TSLP is a signaling protein (a cytokine) released by the epithelial cells that line the body’s barrier surfaces, particularly the airways of the lung, the lining of the gastrointestinal tract and the skin. TSLP acts upstream of a broad inflammatory cascade, meaning it operates early in the sequence of inflammation and triggers many separate downstream signaling pathways rather than just one. Targeting this pathway has been clinically validated by Tezspire®, tezepelumab, which was approved in December 2021 for the treatment of severe asthma and in October 2025 for chronic rhinosinusitis with nasal polyps where it has demonstrated clinically meaningful efficacy with dosing every four weeks. Tezspire®, tezepelumab, has also shown promise in the treatment of moderate-to-severe COPD based on Phase 2 results in patients with baseline eosinophils, a clinical biomarker of inflammation, greater than 150 cells/µL.

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IL-13 is one of the principal cytokines that carries out the resulting damage from inflammation initiated upstream by TSLP. IL-13 is a key effector cytokine, meaning it acts near the end of the signaling chain to produce the concrete features of disease rather than to initiate the response. In the airway, IL-13 stimulates goblet cells to produce excess mucus, drives structural changes of airway remodeling, including smooth-muscle dysfunction and small-airways fibrosis, and contributes to the airflow obstruction and mucus plugging that characterize severe respiratory disease. In the skin, it weakens the epithelial barrier by suppressing key structural proteins such as filaggrin, amplifies itch through effects on sensory nerve signaling, and drives the chronic tissue remodeling seen in atopic dermatitis. Targeting IL-13 has been clinically validated by the approval of Ebglyss (lebrikizumab) and Adbry (tralokinumab) for the treatment of moderate-to-severe atopic dermatitis where it has demonstrated significant effects on improving skin clearance and itch. Treatments targeting IL-13 have also demonstrated meaningful reductions in biomarkers of lung disease, suggesting potential in respiratory diseases.

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Adding IL-13 to TSLP blockade combines two clinically validated targets in a single treatment which may provide additive or synergistic effects in treating dermatological and respiratory conditions. Several short-acting treatments in development that target both pathways demonstrated significant clinical effects in asthma and atopic dermatitis in Phase 2 studies.

We develop differentiated, next-generation biologics with the potential to set new standards of dosing convenience and outcomes. Key attributes of our programs are summarized below.

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Engineered to enhance half-life, by prolonging the amount of time the treatment stays in the body, resulting in less frequent dosing and potentially improving convenience, adherence and quality of life. Treatment adherence, the ability to take a medication as directed, is a common challenge in many diseases, and is partly linked to the frequency of administration. According to a large, published U.S. claims analysis, only 45% of patients taking asthma biologics remain on treatment at one year. These biologics are dosed between every two weeks and every eight weeks. Lack of adherence to treatment can result in a significantly higher rate of exacerbations, or a sudden flare up of disease symptoms, often leading to emergency department visits and hospitalizations. Alternatively, peer reviewed publications show that patients taking treatments that are dosed twice-yearly in other therapeutic areas demonstrate one-year persistency rates (the ability to stay on treatment over time) ranging from 70-80%, suggesting that ultra-long-acting treatments (those dosed twice-yearly) may be able to improve adherence and clinical outcomes for patients.

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Improved in vitro potency and affinity that may translate into enhanced clinical effects. Our programs have been designed to meet or exceed the potency and affinity for clinically validated targets including currently approved standards of care. These properties are intended to maximize target engagement and support differentiated dosing profiles.

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Designed for low immunogenicity. Some antibodies may trigger negative immune responses such as inflammation and autoimmunity that may affect the safety, the way a treatment works in the body, and how often it can be dosed. We seek to eliminate or minimize these effects in the programs we select for development.

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Streamlined manufacturing processes and high-concentration formulations. We seek to minimize the risk and complexity of manufacturing by selecting programs that have certain properties such as standard formulations, cost-efficient, reproducible processes, scalability, and high-concentration formulations that allow us to leverage standard drug product formats such as prefilled syringes and autoinjectors.

We use our team’s extensive drug development expertise to inform the advancement of our product candidates. Our management team has substantial experience advancing novel therapeutics from early development through regulatory approval and commercialization. We intend to leverage this experience to efficiently execute our clinical development plans and maximize the potential of WIN378, WIN027 and future pipeline programs.

We integrate commercial strategy into our development programs to maximize the value of our molecules. We holistically evaluate the scientific, technical, clinical, and commercial strategy and plans for each of our programs and our portfolio to ensure we are advancing differentiated programs to address the significant unmet needs in immunology.

Our Strategy

Our mission is to transform the treatment paradigm for patients living with chronic inflammatory diseases through the development of differentiated biologic therapies targeting validated disease pathways. We are advancing a portfolio of long-acting and ultra-long-acting antibody-based product candidates designed to improve clinical outcomes, increase convenience for patients and expand access to biologic treatment across large, underserved patient populations, with an initial focus on respiratory and dermatological diseases. The key elements of our strategy include:

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Advance WIN378, our lead ultra-long-acting anti-TSLP monoclonal antibody, through clinical development for the treatment of asthma, a severe disease with low adherence to short-acting biologics. We believe WIN378 has the potential to be a differentiated anti-TSLP therapy based on its potent inhibition of a clinically validated target, twice-yearly dosing profile, low immunogenicity and unique dual-site binding to the TSLP ligand. Through our ongoing Phase 2/3 POLARIS-1 asthma study, we aim to establish WIN378 as a differentiated treatment option for patients with severe asthma, including those with low eosinophil counts who remain underserved by current biologic therapies. In the pre-planned interim analysis of the Phase 2 portion of POLARIS-1, significant improvements in lung function and airway inflammation were observed with twice-yearly dosing of WIN378. Near maximal effects were seen as early as week 2 and sustained through week 24. WIN378 was well tolerated with no treatment-related serious adverse events, withdrawals or discontinuations; adverse events were balanced between active arms and placebo, with low rates of injection site reactions and antidrug antibodies. The pharmacology analysis demonstrated a half-life of up to 75 days, with clinical effects consistent with twice-yearly dosing. The next data readout is the primary analysis at week 24 in the first half of 2027. The final study results at week 48 will be available in the second half of 2027. The Phase 3 portion of the study was initiated in September 2026, evaluating two twice-yearly dose levels of WIN378, with topline results at week 48 expected in the second half of 2028. In September 2026, study start-up activities were initiated for a second Phase 3 study in asthma (POLARIS-2), which is planned to begin patient recruitment in the first half of 2027, with topline results expected in the second half of 2029.

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Progress WIN378 through clinical development for the treatment of COPD, an underserved patient population with significant unmet need. COPD remains a highly prevalent and difficult-to-treat disease with limited biologic treatment options and low biologic utilization. We believe TSLP is a compelling target in COPD based on emerging clinical evidence from Tezspire®, tezepelumab’s recent Phase 2a proof-of-concept data supporting the role of upstream epithelial inflammation in disease exacerbations and progression. Currently, we are evaluating WIN378 in our Phase 2 SIRIUS trial for COPD with topline results expected in the second half of 2027.

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Advance WIN027, our long-acting anti-TSLP × anti-IL-13 bispecific antibody, through clinical development for the treatment of COPD and atopic dermatitis, diseases in which there is the potential for significant improvement over currently approved biologics. We believe dual blockade of TSLP and IL-13 may provide deeper and more durable disease control than inhibition of either pathway alone. We are advancing WIN027 through an ongoing Phase 1 trial in healthy volunteers. Based on blinded interim data as of June 2026, we have observed a 62-day half-life, low immunogenicity and low rate of injection site reactions, with full pharmacokinetic and immunogenicity data expected in the first half of 2027. We plan to initiate a global Phase 2b in COPD, fully powered on the registrational endpoint of exacerbation rate ratio, in the first half of 2027. Topline results are expected in the first half of 2029. We also plan to initiate a global Phase 2 study in atopic dermatitis in the first half of 2027 with topline results expected in the second half of 2028. Qyuns initiated their Phase 2 studies in atopic dermatitis and CRSwNP in September 2026 in the PRC and plans to begin a Phase 2 study in asthma by the end of 2026. Topline results from these studies are expected over the course of 2027 and 2028.

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Lifecycle expansion. Beyond our initial focus on asthma, COPD, and atopic dermatitis, we believe the central role of TSLP and IL-13 across type-2 and epithelial-driven inflammation creates multiple opportunities to expand the WIN378 and WIN027 franchise. Potential future indications supported by the underlying biology include severe food allergy, chronic spontaneous urticaria, chronic rhinosinusitis with nasal polyps, eosinophilic esophagitis, bullous pemphigoid and other type-2-mediated allergic and inflammatory diseases, as well as broader use across the severity spectrum within our core indications. We also intend to pursue lifecycle opportunities through additional dosing regimens and presentations, including less frequent maintenance dosing enabled by our half-life-engineered molecules, pediatric and adolescent development, and combination or sequencing strategies across our two assets.

Our decision to pursue any of these opportunities will depend on the outcome of our ongoing and planned clinical trials, further clinical evaluation in the relevant indications, and regulatory feedback.

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Leverage our internal discovery and business development capabilities, scientific expertise and strategic collaborations to expand our pipeline into additional areas of opportunity. We intend to build a diversified immunology franchise by leveraging our expertise in antibody engineering, translational science and clinical development to identify additional product candidates with the ability to address immunological diseases beyond our initial indications of focus. We plan to evaluate additional opportunities from our internal research and development and also our third-party licensing collaborations, to expand and complement our existing pipeline of products in a capital efficient manner.

Our Team and Investors

Our executive team has held leadership positions in drug discovery and development, global commercialization, finance, business development, and corporate strategy spanning multiple companies and therapeutic areas, including immunology. They have developed and commercialized numerous products and have built biotechnology companies from inception through public offerings and strategic acquisitions.

To date, Windward Bio has raised up to $365.0 million by way of equity financings, led by top-tier global healthcare investors including OrbiMed, Novo Holdings, SR One, Omega Funds, Blue Owl Healthcare Opportunities and RTW Investments. Prospective investors should not rely on the investment decisions of our existing investors, as these investors may have different risk tolerances and have received their shares in prior offerings at prices lower than the price offered to the public in this offering. See “Related Party Transactions” for more information.

The management team has significant experience working together and delivering results at prior companies including VectivBio and Therachon. Collectively, they have developed and launched over 20 medicines (including Jakafi, Ocrevus, Vabysmo, Evrysdi, Enspryng and Vyvanse), and raised over $1 billion in capital, including two initial public offerings on Nasdaq, and executed two trade sales—VectivBio to Ironwood Pharmaceuticals in 2023 for $1.2 billion and Therachon to Pfizer in 2019 for up to $810 million. We believe our experience collaborating closely at prior companies provides us with a meaningful advantage and demonstrates our collective ability to execute. This experience, combined with our programs, positions us for success as we efficiently build the broader organization needed to bring these therapeutics to market. See “Management” for further details on the experience of our management team.

Our Pipeline

Our pipeline includes two clinical-stage product candidates, WIN378 and WIN027, and an earlier-stage bispecific antibody research program. Multiple clinical readouts are expected from these programs.

The following summarizes our programs, their mechanisms, targeted indications, development stage and our commercial rights.

*	Windward Bio holds global rights to WIN378 excluding Greater China and certain Asian markets
**	Exclusivity based on pending applications and anticipated patent extensions
***	Asthma and CRSwNP Phase 2 studies are planned in the PRC only, conducted and funded by Qyuns Therapeutics; see “—WIN027” on page 119 for more information
****	Lead optimization stage with potential in respiratory and dermatology; see “—Additional bispecific programs” on page 119 for more information

IP=intellectual property, mAb=monoclonal antibody

WIN378 is an ultra-long-acting and potentially novel fully human monoclonal antibody that is designed to inhibit the TSLP ligand. This clinically validated target plays a key role in the development and progression of a wide array of immunological diseases, including asthma and COPD. WIN378 has been engineered to achieve half-life extension and silenced effector function. In nonclinical studies, WIN378 has been observed to have greater potency than the currently approved anti-TSLP treatment, has two binding sites to TSLP and fully overlaps the same binding site as Tezspire®, tezepelumab. WIN378 has been studied in a Phase 1 trial, which evaluated an extended half-life that we believe may support twice-yearly dosing, demonstrated a low rate of antidrug antibodies, and was well tolerated up to the highest dose tested.

WIN378 is currently being evaluated in POLARIS-1, a Phase 2/3 study in severe uncontrolled asthma. A pre-planned interim analysis from the Phase 2 dose-finding portion of the study was completed in the second half of 2026, and the primary study results at week 24 are expected in the first half of 2027. The final study results at week 48 will be available in the second half of 2027. Following dose selection based on the interim analysis, we initiated the Phase 3 portion of POLARIS-1 in September 2026 with topline results expected in the second half of 2028. We have also initiated study start-up activities for a second Phase 3 study (POLARIS-2) which is planned to begin patient recruitment in the first half of 2027 with topline results expected in the second half of 2029. Separately, a Phase 2 study of WIN378 in COPD, SIRIUS, was initiated in June 2026 with topline results expected in the second half of 2027. We have observed the following results in the Phase 1 clinical trial for WIN378: an extended half-life supporting twice-yearly subcutaneous dosing, a low rate of antidrug antibodies, and no treatment-related serious adverse events were observed. In the interim analysis of the Phase 2 portion of POLARIS-1, significant improvements in lung function and airway inflammation were observed with twice-yearly dosing of WIN378. Near maximal effects were seen as early as Week 2 and sustained through Week 24. While these results may not translate to similar safety or efficacy results in the ongoing Phase 3 portions of our POLARIS studies in patients with asthma or our SIRIUS Phase 2 study in patients with COPD, we believe WIN378 is differentiated from currently approved treatments primarily through its potential for twice-yearly subcutaneous dosing.

Based on published and public statements from other companies as well as results from trials to date in which WIN378 was well tolerated in patients and no serious adverse events deemed to be study-related were reported, we believe that WIN378, if it produces the safety and efficacy data needed to support approval in future pivotal trials, has the potential to be the first ultra-long-acting treatment targeting TSLP to seek approval in the United States. However, the results from early trials of a product candidate may not be predictive of the results that will be obtained in later stage trials of the product candidate.

We have licensed the global rights (excluding Greater China and certain Asian countries) for WIN378 from Kelun-Biotech (also known as SKB378) and HBM (also known as HBM9378). Both companies equally own the underlying WIN378 intellectual property, are equal parties to the license agreement with Windward Bio and share equal rights in their territory. We retain all decision-making in our territory and have certain decision rights in their territory.

WIN027 is an ultra-long-acting, potentially novel, humanized bispecific monoclonal antibody with high-binding affinity for TSLP and IL-13, two well-validated targets in immunological conditions. WIN027 has been engineered to achieve an extended half-life that enables less frequent dosing. Through this dual, long-acting inhibition, WIN027 is designed to treat conditions such as COPD and atopic dermatitis, potentially delivering deeper and more durable disease control than existing biologics. WIN027 has the potential to expand our portfolio to dermatological diseases, including atopic dermatitis.

We have licensed global rights (excluding Greater China) for WIN027 from Qyuns (also known as QX027N) and retain all decision-making rights in our territory. Although we do not conduct or fund, and have no direct economic rights with respect to, Qyuns-sponsored programs in the PRC, the data generated from these clinical trials directly informs the design and conduct of our WIN027 clinical development programs and potential regulatory filings outside Greater China, and more importantly, the potential value of WIN027 outside of Greater China. Results from a trial of WIN027 anywhere in the world will impact and be relevant to the value and potential of WIN027 on a global basis. Under our license and collaboration agreement with Qyuns, Qyuns is required to provide us with copies of and access to data, results and supporting documentation generated from its development activities. We have the right to use and reference such information in connection with our development of WIN027 and our pursuit and maintenance of regulatory approvals outside Greater China, where we hold exclusive development and commercialization rights. Furthermore, pursuant to our license and collaboration agreement with Qyuns, we and Qyuns have established a joint steering committee that oversees and coordinates the development, manufacture and commercialization of compounds and product candidates, including cross-territory clinical trials.

WIN027 is currently in a Phase 1 HV study with INDs open in the United States, Australia and the PRC assessing safety and pharmacokinetics. We expect that the next data readout for WIN027 will be the full Phase 1 results in the first half of 2027. Based on blinded interim data as of June 2026, we have observed a 62-day half-life, low immunogenicity, a low rate of injection site reactions, and have not observed any treatment-related serious adverse events, with full pharmacokinetic and immunogenicity data expected in the first half of 2027. We plan to initiate multiple Phase 2 studies. We initiated study start-up activities in September 2026 for a global, dose-ranging finding Phase 2 study in COPD, fully powered on the registrational endpoint of exacerbation rate ratio, which is planned to begin patient recruitment in the first half of 2027. Topline results are expected in the first half of 2029. Our Phase 2b trial is designed with registrational-quality features, including treatment period, exacerbations as primary endpoint, appropriate key secondary endpoints including lung function, hierarchical type 1 error control, independent data and safety monitoring, and a population aligned with the intended indication. We also initiated study start-up activities in September 2026 for an additional Phase 2 study in atopic dermatitis which is planned to begin patient recruitment in the first half of 2027 with initial data expected in the first half of 2028. Qyuns initiated their Phase 2 studies in atopic dermatitis and CRSwNP in September 2026 in the PRC and plans to begin a Phase 2 study in asthma by the end of the year. Topline results from these studies are expected over the course of 2027 and 2028.

Additional bispecific programs are in the lead optimization phase. The current program is a next-generation bispecific targeting T2 and non-T2 pathways, with two complementary cytokines. Work to date has included the evaluation of various formats, production at small scale, and the evaluation of productivity, purity and light chain mispairing. Further work has characterized the blocking of both cytokines and a HELA cell-based potency assay has been developed and used to compare the bispecifics’ potencies to monospecific benchmarks. Of the three formats evaluated, a lead nonclinical target format has been identified and selected, with potential across skin and respiratory indications, including atopic dermatitis, asthma, COPD and other inflammatory and fibrotic skin and lung diseases. We expect to initiate Phase 1 clinical development for these potential skin and respiratory indications in the next 18 months, subject to standard regulatory requirements. The lead format demonstrating benchmark-comparable affinity, cellular potency and manufacturability is currently being engineered for half-life extension prior to characterization in nonhuman primate studies.

Our Target Markets

WIN378 is initially being developed for the treatment of respiratory diseases with a focus on asthma and COPD. WIN027 is being developed for the treatment of respiratory disease and atopic dermatitis. Although these indications encompass large and growing markets, we estimate that the biologics treatment rate among eligible patients remains low—approximately 20% in severe asthma, approximately 1% in moderate-to-severe COPD, and approximately 15% in moderate-to-severe atopic dermatitis.

By contrast, biologic use is more established in certain other immune-mediated diseases. We estimate that biologic use among eligible patients averages approximately 40% across Crohn’s Disease, Ulcerative Colitis, Rheumatoid Arthritis and Psoriatic Arthritis, driven in part by the length of time biologics have been on the market, the number of available treatment options, and the ability of biologics to address the unmet needs in these diseases. We believe there is potential for the biologic treatment rate to increase in asthma, COPD, and atopic dermatitis over time as more treatments become available, efficacy and dosing convenience standards improve, and treatments are indicated for more sub-populations of patients.

Despite the relatively limited utilization of biologic therapies in severe asthma, the asthma biologic therapeutics market is already substantial and is expected to grow as use of advanced therapies expands. In 2025, we estimate global sales of biologics for severe asthma were approximately $14 billion and we estimate they will reach $30 billion at peak in combination with COPD biologic treatment. We believe that atopic dermatitis represents a portfolio expansion opportunity beyond asthma and COPD. In 2025, global sales of biologics and novel oral treatments for atopic dermatitis were approximately $15 billion and we estimate they will reach $30 billion at peak as more eligible patients receive treatment.

We believe that therapies such as WIN378 and WIN027 are capable of addressing a broad range of patient types and offering more convenient dosing regimens that can improve adherence to treatment and deliver enhanced real-world outcomes.

The following figure shows our internal view of the addressable markets for our programs.

WIN378 and WIN027 may also be developed for additional indications based on the potential of their underlying mechanisms of action including severe food allergy, chronic spontaneous urticaria, chronic rhinosinusitis with nasal polyps, eosinophilic esophagitis, and bullous pemphigoid. Collectively, these diseases affect more than 6 million people in the United States.

Per the following figure, based on placebo-adjusted data from separate clinical trials of approved biologics that are not head-to-head comparisons, TSLP blockade demonstrated the numerically largest annualized exacerbation reduction among approved mechanisms in both asthma and COPD, while IL-13 blockade demonstrated the numerically largest improvement in EASI-75 response among approved mechanisms in atopic dermatitis.

Metrics: asthma and COPD = annualized exacerbation reductions (%); atopic dermatitis = EASI-75 improvement over placebo (%) at week 16/24. Dashed line marks no difference vs placebo.

1 Castro M et al. N Engl J Med 2018; Corren J et al. N Engl J Med 2017; Menzies-Gow A et al. N Engl J Med 2021; Bleecker ER et al. Lancet 2016; FitzGerald JM et al. Lancet 2016; Pavord ID et al. Lancet 2012; Ortega HG et al. N Engl J Med 2014; Busse W et al. J Allergy Clin Immunol 2001; Solèr M et al. Eur Respir J 2001; 2 Bhatt SP et al. N Engl J Med 2023; Bhatt SP et al. N Engl J Med 2024; Singh D et al. Lancet Respir Med 2025; Pavord ID et al. N Engl J Med 2017; Sciurba FC et al. N Engl J Med 2025; Criner GJ et al. N Engl J Med 2019; 3 Silverberg JI et al. N Engl J Med 2023; Blauvelt A et al. Br J Dermatol 2023; Simpson EL et al. N Engl J Med 2016; Silverberg JI et al. Lancet 2024

aste=astegolimab, benra=benralizumab, dupi=dupilumab, EOS=baseline eosinophil count (cells/µL), itep=itepekimab, mepo=mepolizumab, MOA=mechanism of action, nemo=nemolizumabo, teze=tezepelumab

Severe Asthma

Disease Overview

Asthma is a common, chronic and heterogeneous respiratory disease characterized by inflammation of the airways and respiratory symptoms that vary over time and in intensity. It can result in significant morbidity and mortality if not adequately controlled. The World Health Organization estimated that asthma impacted over 360 million people worldwide. Mortality is substantial and, importantly, largely preventable: approximately 440,000 people worldwide died from asthma in 2023, more than 1,000 deaths every day. The prevalence of asthma in the United States is approximately 28 million.

The typical symptoms are wheezing, shortness of breath, chest tightness and cough, which are accompanied by variable expiratory airflow limitation: a narrowing of the airways, reversible to differing degrees, that makes it harder to breathe out. In chronic and severe diseases, this airflow limitation can become persistent and only partly reversible, reflecting the structural changes of airway remodeling that accumulate over time.

Asthma is not a single disease but a syndrome with many contributing causes. Its development and its exacerbations reflect an interplay between the immune system and the environment, with genetic predisposition, allergen exposure, respiratory infections, airborne pollutants including inhaled tobacco smoke, vapes, and other environmental factors all contributing. This heterogeneity is central to how the disease is now understood and treated: patients differ not only in severity but in the underlying biology driving their inflammation, and that biology determines which treatments are likely to help.

The most important biological distinction is between type-2 and non-type-2 asthma, which is defined by the kind of inflammation present in the airways. Type-2 asthma is driven by the activation of a type-2 immune response and its signature cytokines, principally IL-4, IL-5, and IL-13. These cytokines increase production of immunoglobulin E, or IgE, the antibody central to allergic reactions; recruit and activate eosinophils, a type of white blood cell that drives airway inflammation; and raise the level of nitric oxide in exhaled breath. Type-2 disease itself takes more than one form. It includes allergic asthma, which is typically allergen-driven and often begins in childhood, and later-onset eosinophilic asthma, which can arise in adulthood without a clear allergic trigger. A number of biologics target this subgroup including the anti-IL-5 class (Nucala®, mepolizumab; Fasenra®, benralizumab; and Exdensur®, depemokimab-ulaa), the anti-IL-4/IL-13 class (Dupixent®, dupilumab), the anti-IgE class (Xolair®, omalizumab) as well as anti-TSLP (Tezspire®, tezepelumab).

Two biomarkers are used to identify and monitor type-2 inflammation in clinical practice: the number of eosinophils in the blood, and the fraction of exhaled nitric oxide, or FeNO, a marker of type-2 airway inflammation measured in the breath. High levels of either point to type-2 disease and, importantly, help to predict which patients are likely to respond to type-2-targeted therapies. Low levels characterize non-type-2 disease.

Non-type-2 asthma is defined by the relative absence of this type-2 signature. The inflammation is instead associated with other arms of the immune system, principally Th1 and Th17 responses, and the airway inflammation is often neutrophilic rather than eosinophilic or shows little inflammatory cell infiltrate at all. As a result, patients with non-type-2 asthma tend to have lower eosinophil counts and lower exhaled nitric oxide.

Most patients with asthma manage the disease well with inhaled corticosteroids, usually combined with bronchodilators. Patients whose disease remains uncontrolled despite high-dose inhaled therapy are considered to have severe asthma, accounting for a disproportionate share of exacerbations, hospitalizations, treatment burden and cost. Within severe asthma, the type-2 subgroup has benefited substantially from targeted biologic therapies directed at the type-2 cytokines and IgE.

Patients with non-type-2 asthma tend to respond poorly to inhaled corticosteroids, and they have historically been poor candidates for the available biologics, which act on the type-2 pathway and offer little where type-2 biomarkers are low. The anti-TSLP antibody, Tezspire®, tezepelumab, is the only biologic approved for all patients with severe, uncontrolled asthma, including patients with both high-T2 and low-T2 status. Severe non-type-2 asthma therefore remains among the most significant areas of unmet need in respiratory medicine, and it is a central focus of the rationale for our program in addition to addressing the broader severe asthma, where Tezspire®, tezepelumab, has demonstrated significant clinical benefit.

1. ASTHMA SUBGROUPS (ENDOTYPES)

HIGH T2 ASTHMA
~80% of patients

- Allergic/eosinophilic
- Early onset
- Atopy, nasal polyps, eczema
- Elevated biomarkers: EOS, FeNO, IgE

LOW T2 ASTHMA
~20% of patients

- Non-eosinophilic
- Later onset
- Often obesity, smoking, or neutrophilic
- Normal/low biomarkers: EOS, FeNO

TSLP: AN UPSTREAM ALARMIN DRIVING BOTH T2 AND NON-T2 INFLAMMATION

Released by airway epithelium in response to triggers (allergens, viruses, pollutants).
Activates multiple immune cells → amplifies diverse downstream pathways.

Dendritic Cells
Th2 Cells
Th1/Th17 Cells
Mast Cells
Basophils
Eosinophils
Neutrophils

2. ASTHMA TREATMENT PARADIGM – GINA 2024 (INTEGRATED CLASSIFICATION & TREATMENT)

	STEP 1	STEP 2	STEP 3	STEP 4 ADD-ON BIOLOGICS	STEP 5 ADD-ON BIOLOGICS
GINA STEP	As-needed low-dose ICS-formoterol	Low-dose ICS daily	Low-dose ICS-LABA	Medium-dose ICS-LABA	Add-on LAMA
TREATMENT	Preferred reliever for all steps	Other option: LTRA or low-dose ICS taken whenever SABA used	Single maintenance and reliever therapy (MART) preferred	MART (preferred) or maintenance ICS-LABA + SABA reliever	ADD-ON BIOLOGIC THERAPY – refer for phenotype assessment: anti-TSLP, anti-IL5/SRα, anti-IL4Rα, anti-IgE
SYMPTOM CONTROL (SEVERITY)	Infrequent (≤2 days/week)	Symptoms >2 days/week but not daily	Daily symptoms, some activity limitation	Uncontrolled symptoms despite treatment	Severe, persistent symptoms and/or frequent exacerbations
FUTURE RISK (EXACERBATIONS)	Low risk	Low risk	Risk of exacerbations	High risk	Very high risk
ADD-ON BIOLOGICS (INDICATED)	—	—	—	Add-on biologics: • Anti-IgE (omalizumab) • Anti-IL5/SRα (mepolizumab, reslizumab, benralizumab) • Anti-IL4Rα (dupilumab) • Anti-TSLP (tezepelumab)	Add-on biologics: • Anti-IgE (omalizumab) • Anti-IL5/SRα (mepolizumab, reslizumab, benralizumab) • Anti-IL4Rα (dupilumab) • Anti-TSLP (tezepelumab)

3. BIOLOGIC TARGET COVERAGE ACROSS THE ASTHMA CONTINUUM

Asthma population	HIGH T2 ASTHMA ~80% of patients / LOW T2 ~20%
TSLP / tezepelumab (anti-TSLP)	Acts upstream — works across the ENTIRE continuum (100%)
Other biologics (anti-IL4Rα, anti-IL5, anti-IL5Rα, anti-IgE)	Limited to High T2 (Type 2) inflammation — ~80%

Unmet Need and Market Opportunity

Although most people with asthma can achieve good control with inhaled therapy, the disease remains a major source of premature death, disability and cost worldwide, and that burden is driven by exacerbations, especially in severe, uncontrolled disease. Exacerbations are the acute, frequently life-threatening worsening of symptoms that can require oral corticosteroids, urgent care, or hospitalization and are the central event in the burden of disease, for three connected reasons.

First, they drive most of the acute morbidity and healthcare use. Among patients with moderate-to-severe asthma, having exacerbations increases hospital admissions by nearly 150% and emergency department visits by around 100% relative to comparable patients without exacerbations.

Second, exacerbations are not merely transient. Severe exacerbations are associated with a lasting, stepwise loss of lung function: in adult patients, each severe exacerbation per year has been associated with roughly 30 mL of additional annual decline in the volume of air in the first second of a forced exhaled breath (FEV1—a standard measure of airway obstruction). That outcome is consistent with the view that the intense airway inflammation during exacerbations contributes to structural airway changes, including scarring or fibrosis, that produce fixed, irreversible airflow obstruction over time. Exacerbations are therefore both a symptom of poor control and a driver of long-term disease progression. Reducing exacerbation frequency is, therefore, the primary efficacy endpoint for most asthma therapies.

Third, exacerbations and severe disease account for a disproportionate share of the economic burden. In the United States alone, the total cost of asthma was estimated at approximately $82 billion in 2013, comprising $50 billion in direct medical costs, $29 billion attributable to asthma-related mortality, and $3 billion in lost work and school days. Cost tracks closely with severity: severe asthma incurs roughly triple the medical cost of mild disease. Within severe asthma it is the uncontrolled, frequently exacerbating patients who accrue the highest costs, driven by hospitalization and emergency care.

This disease burden is concentrated in the severe uncontrolled asthma population which affects approximately 2 million people in the United States, EU5, and Japan, in whom it produces frequent exacerbations, reduced lung function and impaired quality of life. It is this group, and in particular the patients whose disease is not well served by inhaled corticosteroids or by existing biologics, that drives the clinical and economic burden of asthma out of proportion to its size, and that represents the principal unmet need our program is designed to address.

Within this severe segment, our market research indicates several key unmet needs that we believe can be addressed by our programs.

∎

There is only one approved biologic for the treatment of severe asthma without regard to baseline blood eosinophils and that can particularly address the patient population with eosinophils <150 cells/µL, which represents approximately 20% of patients. All other biologics approved for the treatment of severe asthma are limited to patient populations with elevated biomarkers such as blood eosinophils >150 cells/µL or IgE. Healthcare professionals are seeking additional treatment options that can have broad application.

∎

There is a significant need for new treatments that can improve upon the efficacy of current biologics. Anti-TSLP treatment today provides approximately a 56% annualized asthma exacerbation reduction. Patients receive approximately 2-26 injections a year. Our programs may be able to improve upon this standard, based on their differentiated attributes.

∎

There is a significant unmet need to address the current adherence levels among asthma biologics. A large real-world analysis showed that only 45% of patients remain on treatment after twelve months of therapy. This is in part due to the frequency of dosing with asthma biologics today where most products require eight to 26 administration periods per year. The currently approved anti-TSLP treatment is administered 13 times per year. Based on publications, products that are dosed twice yearly in other therapeutic areas demonstrated persistency rates of 70-80% after one year of treatment, suggesting that WIN378 may be able to provide similar real-world results.

The following figure summarizes the number of dosing periods per year for approved respiratory biologics alongside real-world persistency.

1. Package inserts 2. Maddux et al. Persistence of Asthma Biologic Use in a US Claims Database. Ann Allergy Asthma Immunol. 2021 December; 127(6): 648–654 3. Two-year persistence and compliance with osteoporosis therapies among postmenopausal women in a commercially insured population in the United States.Arch. Osteoporos.2017,12, 22. 4. www.leqviohcp.com 5. Adherence to and Persistence with Disease-Modifying Therapies for Multiple Sclerosis Over 24 Months: A Retrospective Claims Analysis. Neurol Ther, 2022 11:337–351

Poor persistency can result in worse outcomes for patients with severe asthma, including increased exacerbations and suboptimal symptom control. A study demonstrated that patients who discontinued asthma biologics had a 47% increase in emergency department visits and a 71% increase in hospitalizations compared to patients who were fully adherent to treatment. Discontinuation of treatment also resulted in significantly increased costs. WIN378 may be able to deliver improved real-world outcomes through improved persistency that reduces the risk of exacerbations.

Asthma-specific emergency department (ED) visits and hospitalizations due to exacerbations were significantly higher in patients who discontinue biologics

Mean number of events / patient
0.30
0.25
0.20
0.15
0.10
0.05
0.00
+47%
0.25
0.17
+71%
0.12
0.07
Asthma-specific ED visits
Asthma-specific hospitalizations
Adherent
Treatment Discontinuation

Notes: Higher adherence to biologic therapies in asthma is associated with improved clinical outcomes; Retrospective analysis of claims data; Lugogo et al., ERS 2025; relative mean change between Treatment Discontinuation and Adherent groups.

Market research we conducted among U.S. physicians who treat severe asthma patients indicates a clear preference for dosing twice-yearly relative to treatments administered every three months and every month given the potential for improved adherence and reduced injection burden, supporting the potential for WIN378 differentiation relative to treatments that require more frequent administration. This research also suggested that physicians saw value in a treatment that had up to 10% absolute lower rate of asthma exacerbation reductions if a product was dosed twice-yearly given the potential for improved persistency and better outcomes in clinical practice. An independent research study showed that approximately two-thirds of physicians believe that dosing frequency of biologics is important for their choice of treatment. Another independent study showed that 95% of patients would prefer a biologic treatment with twice-yearly dosing and 100% of patients would be interested in switching to twice-yearly dosing.

1Internal WIN378 U.S. target product profile market research, Q1 2026 2Adelphi Real World. Asthma Disease Specific Programme: wave 19; USA (2026)

We believe that approximately 2 million people in the United States, EU5, and Japan meet eligibility criteria for biologics, of whom we believe only approximately 20% of eligible patients are receiving biologic therapy.

By contrast, biologic use is more established in certain other immune-mediated diseases. We believe biologic use among eligible patients averages approximately 40% across Crohn’s Disease, Ulcerative Colitis, Rheumatoid Arthritis, and Psoriatic Arthritis. We believe there is potential for biologic penetration to increase in severe asthma over time as more treatments become available, efficacy and dosing convenience standards improve, and treatments are indicated for more sub-populations of patients. Despite relatively modest current penetration of biologic therapies in severe asthma, the biologic therapeutics market is already substantial and is expected to grow. In 2025, global sales of biologics for severe asthma were approximately $14 billion, and we project the market to reach $30 billion at peak in combination with COPD biologic treatment.

We believe that WIN378 is well-positioned to drive this market growth and can achieve a meaningful share of patients treated with biologics.

∎

WIN378 can build upon the success that Tezspire has had in the market. Tezspire has rapidly become the second most prescribed product for new-to-brand patients and generated nearly $2B in asthma sales in 2025.

1. IQVIA Rx analysis

1. Amgen and AstraZeneca reported sales

∎	It can be used in patients regardless of baseline eosinophil counts and can provide a second treatment option for patients with eosinophil counts <150 cells/µL, approximately 20% of patients.

∎	WIN378 is a novel antibody with attributes that could lead to improved outcomes based on its innovative design.

∎	Twice-yearly dosing may provide improved persistency relative to short acting biologics that can translate to better real-world outcomes for patients and significant savings to the healthcare system.

We believe that WIN027 offers a differentiated opportunity to move beyond single-pathway inhibition by simultaneously neutralizing TSLP and IL-13, while offering the convenience of a minimum of every three months dosing. By blocking two mediators that operate at distinct points in the type-2 inflammatory cascade, an upstream epithelial alarmin together with a key downstream effector cytokine, WIN027 has the potential to achieve more complete suppression of airway inflammation than agents directed at either target alone. The addition of direct IL-13 neutralization is designed to address the tissue-level consequences of type-2 inflammation that upstream blockade alone may not fully resolve, including goblet cell metaplasia and mucus hypersecretion that drive mucus plugging, airway smooth muscle dysfunction and hyperresponsiveness, and the structural remodeling and small airways involvement that contribute to persistent airflow obstruction and disease progression. We believe this dual-pathway design may extend clinical benefit across both type-2 high and type-2 low patients, and its extended half-life format is intended to support infrequent administration, positioning WIN027 to be a differentiated therapy for patients inadequately controlled on current biologics or with more advanced lung disease.

Chronic Obstructive Pulmonary Disease

Disease Overview

COPD is a heterogeneous lung condition characterized by chronic respiratory symptoms, including shortness of breath, cough, sputum production and disease exacerbations arising from airway abnormalities such as bronchitis or bronchiolitis, and emphysema, which is characterized by damage to the alveoli, the air sacs of the lung where oxygen enters the blood. The result of these symptoms and COPD more generally is a persistent, often progressive airflow obstruction that can produce significant morbidity and mortality, including right-sided heart failure, if not adequately controlled. A systematic review of large population studies estimated that COPD affects approximately 390 million people worldwide, with prevalence continuing to rise. COPD is the third leading cause of death globally, responsible for approximately 3.4 million deaths in 2023.

COPD is typically caused by long-term exposure to inhaled irritants, most commonly cigarette smoke, air pollution, and vaping. A history of asthma also increases risk of COPD and its associated symptoms. Pathologically, COPD reflects a combination of chronic airway inflammation, mucus hypersecretion, small airway remodeling and, in the emphysematous phenotype, destruction of alveolar walls that reduces gas exchange leading to low blood oxygen levels and retention of carbon dioxide. These processes are frequently progressive and only partially reversible with current therapies.

Unlike asthma, where type-2 inflammation predominates, COPD encompasses both type-2 and non-type-2 inflammatory phenotypes, and the relative contribution of type-2 biology varies across patients. Blood eosinophil count, or BEC, has emerged as the principal biomarker for identifying the type-2-high subset of COPD patients most likely to benefit from therapies targeting this pathway: approximately 50% of COPD patients who remain inadequately controlled on inhaled triple therapy have a BEC of 150 cells/µL or greater, indicating that type-2 inflammation is common even in a disease historically treated as a uniformly non-allergic, neutrophil-driven condition. Patients with COPD are also prone to acute symptom worsening, or exacerbations, frequently triggered by respiratory infections and environmental exposures such as air pollution and temperature extremes, which contribute to further disease progression, healthcare utilization and mortality, and which require targeted preventive and treatment strategies.

Historically, COPD treatment has centered on inhaled corticosteroids and bronchodilator inhalers, namely long-acting ß2-agonists and long-acting muscarinic antagonists, used alone or in triple combination with oxygen therapy and surgical intervention, which is reserved for advanced disease. Until recently no biologic therapies were approved for COPD, leaving a substantial unmet need among patients who continue to exacerbate despite maximal inhaled therapy. Because BEC-defined type-2 inflammation is now understood to be prevalent in this population, biologics targeting the type-2 pathway have been extended to COPD.

Dupixent® (dupilumab), which blocks the shared IL-4/IL-13 receptor component, became the first approved biologic for COPD in September 2024, based on the Phase 3 BOREAS and NOTUS trials, which demonstrated 30% and 34% reductions, respectively, in annualized moderate-or-severe exacerbation rates versus placebo in patients with BEC ≥300 cells/µL on background triple therapy. It is administered 26 times per year. Nucala® (mepolizumab), an anti-IL-5 antibody, was subsequently approved in patients with an eosinophilic phenotype based on the Phase 3 MATINEE and METREX trials, which showed statistically significant reductions in annualized exacerbation rates of 21% and 18%, respectively, in patients with BEC ≥300 cells/µL (MATINEE) and across a broader eosinophilic range (METREX); mepolizumab’s label extends down to BEC ≥150 cells/µL. It is administered 12 times per year.

Tezspire®, tezepelumab, which blocks TSLP upstream of the type-2 cascade, has shown early signals of potential benefit in the broader, lower-threshold BEC ≥150 cells/µL COPD population in the Phase 2a COURSE trial. In a prespecified subgroup analysis Tezspire®, tezepelumab, showed a 37% reduction in annualized moderate-or-severe exacerbation rates in patients with BEC ≥150 cells/µL, a population that represents roughly 50% of COPD patients uncontrolled with triple-therapy. In the BEC ≥300 cells/µL subgroup specifically, Tezspire®, tezepelumab, showed a 46% numerical reduction in annualized exacerbation rate versus placebo. Because TSLP acts upstream of IL-4, IL-13 and IL-5 signaling, Tezspire®, tezepelumab’s mechanism may offer efficacy across a wider range of type-2 inflammatory activity than pathway-specific biologics. Larger, confirmatory Phase 3 trials are currently ongoing, evaluating two dose levels of Tezspire®, tezepelumab, in COPD patients with BEC ≥150 cells/µL.

Unmet Need and Market Opportunity

The unmet need in COPD is significant. A systematic review of large population studies estimated that COPD affects approximately 390 million people worldwide, with prevalence continuing to rise. COPD is also historically underdiagnosed: as of 2015, roughly four out of five of spirometry-defined COPD cases had never received a COPD diagnosis. COPD is the third leading cause of death globally, responsible for approximately 3.4 million deaths in 2023. Global case counts are projected to rise to approximately 600 million by 2050.

COPD affects roughly 11 million adults in the United States, and in 2023 it was the fifth leading cause of death, responsible for 142,000 deaths. Direct U.S. medical costs are substantial, estimated at around $24 billion annually among adults aged 45 and older, before accounting for the additional indirect costs of lost productivity and premature death. The costs attributable to COPD are expected to increase over the next 20 years, with projected costs of $800 billion, or $40 billion per year. Despite this burden, treatment options remain limited: no targeted biologic therapy is broadly established, efficacy standards remain low, and currently approved biologics are limited to sub-populations of patients.

We believe WIN378 is well-positioned to address these unmet needs. Because TSLP acts upstream of eosinophil-driven and non-eosinophil-driven inflammatory pathways, we believe an anti-TSLP therapy such as WIN378 has the potential to address a broader COPD population than currently approved biologics, subject to successful clinical validation in our SIRIUS Phase 2 study and any subsequent pivotal trials. WIN378 has been specifically engineered to be ultra-long-acting, providing dosing twice-yearly, which, if approved, would be a significant improvement upon existing standards of care.

We believe WIN027 may also be able to address these unmet needs. It is a single treatment engineered to potently shut down two central drivers of type-2 inflammation at once—TSLP and IL-13. Because TSLP sits upstream and IL-13 downstream of the same disease pathway, blocking both with one antibody is designed to produce broader, more complete pathway suppression than any single-target biologic. This may be achieved with single-targeted biologics and may be particularly effective in patients with severe disease and lung complications such as mucous plugs.

At present, we believe biologic penetration in COPD is very low given the recent approval of these treatments, with less than 1% of the approximately 3.0 million biologic-eligible patients in the United States, EU5, and Japan treated receiving treatment in 2025. We expect biologic use in the moderate-to-severe COPD population to grow significantly as more treatments become available, efficacy and dosing convenience standards improve, and treatments are indicated for more sub-populations of patients. The commensurate growth in use of biologics can result in a peak market opportunity of approximately $30 billion, in combination with asthma biologic treatments, according to our estimates, highlighting the potentially large and untapped market opportunity for COPD.

Atopic Dermatitis

Disease Overview, Unmet Need, and Market Opportunity

Atopic dermatitis, also known as atopic eczema, is a chronic, relapsing inflammatory skin disease driven substantially by type-2 inflammation. It is characterized by recurrent eczematous lesions, dry skin, and intense, persistent itch (pruritus), and it follows a fluctuating course of flares and partial remissions rather than a steady state. It is the most common chronic inflammatory skin disease and, among all skin conditions, carries the largest burden of disability as measured by disability-adjusted life-years.

The pathophysiology reflects a self-reinforcing interplay between epidermal barrier dysfunction and type-2 immune activation, with genetic and environmental factors contributing to both. Barrier impairment is a central feature. The resulting permeability allows increased transepidermal water loss and greater penetration of allergens, irritants, and microbes, which in turn amplifies the immune response. Barrier disruption and external triggers stimulate keratinocytes to release the epithelial alarmins, including TSLP. These alarmins activate dendritic cells and group 2 innate lymphoid cells and polarize naive T cells toward a Th 2 phenotype, positioning TSLP in particular as an upstream initiator that sits proximal to the downstream effector cascade. The Th2 and ILC2 compartments produce the central effector cytokine IL-13, which signals through JAK-STAT pathways to drive IgE eosinophil recruitment, and further suppression of barrier proteins and antimicrobial peptides. IL-13 is the dominant cytokine in lesional skin and is a principal driver of the tissue remodeling and barrier defects that characterize chronic disease.

Pruritus, the symptom most closely associated with quality-of-life impairment, is driven substantially by cytokines including IL-13, TSLP and IL-31 acting directly on sensory neurons, alongside other pruritogens. The consequent scratching produces further mechanical barrier damage and alarmin release, sustaining the itch-scratch cycle that perpetuates the disease. Over time, repeated flares and chronic scratching lead to lichenification and tissue remodeling.

Atopic dermatitis is common across both children and adults, though prevalence estimates vary with geography, definition, and survey methods used. Recent systematic-review estimates put the global point prevalence at roughly 11% in children and adolescents and around 6% in adults. The disease typically begins in early childhood, with onset in the first years of life in the majority of patients, and although many children improve over time, a substantial proportion have disease that persists into or first appears in adulthood. A significant proportion of patients have moderate-to-severe disease: across studies, the severe fraction has been estimated at roughly 5% to 20% of patients, and it is this group that carries most of the clinical and economic burden.

The burden of atopic dermatitis extends well beyond the skin. Itch is the dominant and most disabling symptom: it is frequently unrelenting, disrupts sleep, and drives the scratching that further damages the skin and perpetuates the disease. The visible, often extensive skin involvement, combined with chronic itch and sleep loss, produces a substantial impact on quality of life, mental health, work and school productivity, and the well-being of families and caregivers. Atopic dermatitis is also associated with a range of comorbidities, including other type-2 conditions such as asthma, allergic rhinitis and food allergy, reflecting the shared underlying type-2 biology, as well as an increased burden of anxiety and depression. The economic burden, spanning direct treatment costs and substantial indirect costs from lost productivity, is correspondingly large.

For most patients, the disease is managed with skin-directed care, principally emollients and topical anti-inflammatory agents such as topical corticosteroids and calcineurin inhibitors. Patients whose disease is inadequately controlled by topical therapy are candidates for systemic treatment, and this moderate-to-severe segment has been transformed over the past decade by targeted therapies. Before 2017, systemic options were limited to broad, non-specific immunosuppressants with meaningful toxicity. Since then, a series of targeted agents have been approved to validate the central role of type-2 inflammation in the disease. These include dupilumab, which blocks signaling through the shared IL-4 receptor alpha subunit and thereby inhibits both IL-4 and IL-13; tralokinumab and lebrikizumab, which selectively target IL-13; and nemolizumab, which targets the IL-31 receptor to address itch specifically. In addition, oral Janus kinase, or JAK, inhibitors, including upadacitinib and abrocitinib, block intracellular signaling downstream of multiple type-2 cytokines. The biologics are administered approximately 12-26 times a year.

The success of these therapies, and of the IL-13-directed agents in particular, provides direct clinical validation for targeting type-2 inflammation, and for IL-13 as a central effector in atopic dermatitis. The leading anti-IL13 treatment demonstrated an EASI-75 response rate of 42% and an itch response rate of 33%.

Despite the availability of multiple systemic treatments, a meaningful proportion of patients do not achieve clear or nearly clear skin on existing biologics, lose response over time, or discontinue because of lack of efficacy, adherence challenges or side effects. A need therefore remains for therapies that can produce deeper and more durable disease control, and that require less frequent administration.

We believe WIN027’s dual TSLP and IL-13 mechanism and half-life-extended design, which is intended to support every-12-week or less frequent subcutaneous dosing, has the potential to address such needs—offering a biologic alternative that is designed for less-frequent administration than currently approved IL-4Ra and IL-13 therapies. If validated in clinical trials, we believe this profile could position WIN027 competitively in the atopic dermatitis biologics market alongside established and investigational anti-IL-13 and anti-IL-4Ra therapies. WIN027 is currently in a Phase 1 healthy volunteer study with INDs open in the United States, Australia and the PRC assessing safety and pharmacokinetics. Based on blinded interim data as of June 2026, we have observed a 62-day half-life, low immunogenicity and low rate of injection site reactions, with full pharmacokinetic and immunogenicity data expected in the first half of 2027.

We believe that approximately 3 million individuals across the United States, EU5, and Japan meet eligibility criteria for systemic treatment for moderate-to-severe atopic dermatitis, of whom we believe only 15% were receiving treatment in 2025.

By contrast, biologic use is more established in certain other immune-mediated diseases. We believe biologic use among eligible patients averages approximately 40% across Crohn’s Disease, Ulcerative Colitis, Rheumatoid Arthritis, and Psoriatic Arthritis. We believe there is potential for biologic penetration to increase in atopic dermatitis over time as more treatments become available and as efficacy and dosing convenience standards improve.

Despite relatively modest current penetration of biologic therapies in atopic dermatitis, the biologic therapeutics market is already substantial and is expected to grow. In 2025, global sales of systemic treatments in moderate-to-severe atopic dermatitis were approximately $15 billion, and we project the market to reach $30 billion at peak.

Our Science

TSLP

TSLP is a signaling protein (a cytokine) released by the epithelial cells that line the body’s barrier surfaces, most importantly, the airways of the lung, the lining of the gastrointestinal tract, and the skin. These surfaces are the body’s first point of contact with the outside environment. TSLP belongs to a small family of cytokines, together with IL-25 and IL-33, that are known as “alarmins” because they act as early warning signals. Epithelial cells produce TSLP in response to a wide variety of environmental triggers, including allergens, airborne pollutants such as cigarette smoke, viruses, bacteria, and direct physical injury to the tissue. Due to this profile, TSLP is among the first molecules the body releases when a barrier surface is disturbed. Other immune cells that respond to allergens, pollutants and mechanical damage and release TSLP are cells such as dendritic cells, basophils, and mast cells that are responsible for the body’s immune defense system.

Once released, TSLP triggers and then amplifies a broad cascade of immune activity, engaging both the body’s rapid, general-purpose defenses (the innate immune system) and its slower, more specific defenses (the adaptive immune system). The breadth of the response to TSLP release suggests a central role in maintaining the homeostasis and defense of the body in response to environmental threats and damage.

Viruses
Allergens
Pollutants
Bacteria
Goblet Cell
Epithelial Barrier
EPITHELIAL ALARM
Environmental triggers activate epithelial cells and immune sentinel cells to release TSLP.
TSLP
Activation / Signaling
Differentiation
Recruitment / Amplification
TSLP
Dendritic Cell
Th2
IL-4
IL-5
IL-13
B Cells
• Class switching
• IgE production
IgE
Eosinophils
• Activation
• Survival
• Recruitment
TSLP
ILC2
IL-5
Eosinophils
• Activation
• Survival
• Recruitment
TSLP
Dendritic Cell
Th17 / Th0
IL-17A
Neutrophils
• Activation
• Survival
Neutrophil Recruitment
TSLP
Cruciform Cell
Periostin
Fibroblast Activation
Fibrosis / Tissue Remodeling
IL-13 TARGETS & EFFECTS
Goblet Cells
• Mucin production
• Secretion
Airway Epithelial Cells
• Barrier dysfunction
• Tight junction downregulation
Smooth Muscle Cells
• Hyperresponsiveness
• Contraction
Fibroblasts
• Activation
• Collagen production
Immune Cells
• Chemokine production
• Amplifies inflammation
TYPE 2 DRIVEN INFLAMMATION
Allergy, asthma, atopic dermatitis and other Type 2 inflammatory diseases
NON-TYPE 2 DRIVEN INFLAMMATION
Neutrophilic inflammation and innate immune responses
STRUCTURAL CHANGES
Fibrosis, airway remodeling and barrier dysfunction
By acting upstream, TSLP amplifies multiple inflammatory pathways and drives both inflammatory and structural pathology.

We believe TSLP is a particularly attractive drug target due to its position in this inflammatory cascade. TSLP acts upstream, meaning it operates early in the sequence and triggers many separate downstream signaling pathways rather than just one. For this reason, it is regarded as a central initiator of type-2 inflammation; the specific pattern of immune response that underlies a group of related, epithelial-driven inflammatory diseases, including asthma, COPD, chronic rhinosinusitis with nasal polyps, and atopic dermatitis (eczema).

When TSLP binds to its receptor on immune cells, it drives those cells to produce a set of downstream signaling proteins known as the type-2 cytokines, including IL-4, IL-5, IL-9, and IL-13. Each of these cytokines contributes to inflammation through its own mechanism. Because TSLP sits above all of them in the signaling hierarchy, blocking TSLP is expected to reduce the output of this entire group of type-2 cytokines across multiple immune cell types at once—a broader effect than blocking any single downstream cytokine individually.

Because TSLP sits at the very top of the inflammatory cascade, its relevance is not confined to any single disease, nor to patients with a strong type-2 signature. The epithelial-driven inflammatory diseases in which TSLP is implicated, including asthma and COPD, are increasingly understood not as uniform conditions but as collections of overlapping subtypes, or phenotypes, driven by different combinations of underlying biology. Existing targeted therapies, which typically block a single downstream cytokine, tend to help only the subset of patients whose disease is dominated by that one pathway. A therapy acting further upstream has the potential to reach a broader range of patients.

This breadth matters across the inflammatory pathways that these diseases share. Some patients have disease with a strong type-2 character, marked by elevated biomarkers such as blood eosinophils or exhaled FeNO. Others have low-type-2 disease, in which these biomarkers are absent or only modestly raised. Such patients make up a substantial share of the severe airway-disease population and have historically had few effective targeted options, because most approved biologics are effective mainly where type-2 biomarkers are high. Because TSLP influences airway inflammation through mechanisms that extend beyond the classic type-2 cytokines, including effects on the structural cells of the airway, on airway hyper-responsiveness, and on non-type-2 inflammatory pathways, inhibiting TSLP offers a rationale for treating patients across this spectrum.

Allergen-driven disease provides a further illustration. In allergic airway disease, the immune system reacts to inhaled allergens such as house dust mite or pollen. TSLP is a key early participant: it acts on the dendritic cells that first present allergens to the body, steering the resulting response toward the type-2 pattern, and it heightens the activity of other allergy-driving cells such as mast cells and basophils. Blocking TSLP therefore has the potential to interrupt allergen-driven disease at an earlier point than therapies acting only on later steps.

Type-2 and allergic inflammation is only part of the picture. A substantial proportion of epithelial-driven airway disease is not type-2 in character but neutrophilic: it is marked by the accumulation of neutrophils rather than eosinophils and is associated with a distinct arm of the adaptive immune system, the Th17 response, and its signature cytokine, IL-17. This form of inflammation is among the most poorly served by existing treatments. Approved biologics act primarily on the type-2 pathway and offer little to patients whose disease is driven predominantly by Th17-associated, neutrophilic mechanisms. That group represents a large and largely unaddressed need, particularly in COPD, where neutrophilic inflammation is common.

TSLP’s influence is not confined to the type-2 axis. As an alarmin released at the very start of the inflammatory response, TSLP acts before the immune system has committed to any single downstream program. Through its effects on dendritic cells and other immune cells, TSLP has been shown to contribute to Th17 polarization and to the recruitment of neutrophils into inflamed tissue, and its expression is raised in settings of non-type-2 airway inflammation. This upstream position is what distinguishes TSLP from the downstream cytokines: rather than sitting within a single effector pathway, it influences the early decisions that shape whether inflammation takes a type-2 or a Th17-neutrophilic course.

Blocking TSLP therefore offers a rationale for dampening inflammation across both arms, type-2 and Th17-neutrophilic, from a single upstream point. This is something the current single-cytokine biologics, each confined to one downstream pathway, cannot do. For diseases such as COPD, in which type-2 and neutrophilic mechanisms frequently coexist within the same patient population and often within the same patient, this dual reach is a central part of the rationale for an anti-TSLP approach, and a key point of differentiation for our program.

Taken together, TSLP’s position upstream of these multiple, distinct inflammatory pathways is what gives an anti-TSLP approach the potential to benefit patients across phenotypes: high-type-2 and low-type-2, allergic and non-allergic, rather than within a single narrow subgroup. This breadth is a central point of differentiation for our program and underpins its application across epithelial-driven inflammatory diseases.

The effects of TSLP extend beyond the initiation of inflammation. The receptor for TSLP is expressed not only on immune cells but also on the structural cells of the airway wall, including airway smooth muscle cells, fibroblasts, and the epithelial cells themselves. This means TSLP can act directly on the tissue, not only on the immune system that infiltrates it. That direct action is relevant to one of the most consequential and least reversible features of chronic respiratory disease: airway remodeling.

Remodeling refers to the structural changes that accumulate in the airway wall over the course of chronic inflammation. These include thickening of the layer beneath the epithelium (subepithelial fibrosis), an increase in the mass of airway smooth muscle, an expansion of the mucus-producing cells that leads to excess mucus and, in the small airways, the mucus plugging and progressive narrowing that contribute to fixed, treatment-resistant airflow obstruction. Remodeling is important clinically because it correlates with disease severity and lung-function decline, and because, once established, it responds poorly to therapies aimed at inflammation alone. It represents a distinct axis of disease from the inflammatory flare.

TSLP has been implicated in these processes through its action on structural cells. In nonclinical and laboratory studies, TSLP promotes the proliferation and pro-inflammatory activity of airway smooth muscle cells and fibroblasts and contributes to the mucus-cell and fibrotic changes that characterize the remodeled airway. Because TSLP influences both the inflammatory cascade and the structural cells that carry out remodeling, inhibiting it offers a rationale for reaching a dimension of disease that lies largely beyond the type-2 cytokines, and beyond the effector-focused biologics that act only on them.

This is of particular consequence in the small airways and in COPD, where remodeling, small-airway obstruction and mucus plugging are central drivers of disease and are among the least well addressed by existing therapies. An upstream mechanism with the potential to modulate not only the inflammatory response but also the structural changes that follow is a meaningful part of the rationale for an anti-TSLP approach across epithelial-driven respiratory diseases, and a further point of differentiation for our program.

Anti-TSLP blockade has demonstrated meaningful reductions in exacerbations in both asthma and, more recently, COPD, supporting TSLP as a clinically validated target. Based on the results observed in separate clinical studies, Tezspire®, tezepelumab, reductions in annualized asthma exacerbation rates were directionally higher relative to dupilumab in all key sub-populations defined by eosinophilic counts.

The following figure shows annualized exacerbation rate reductions (expressed as ratios of active versus placebo) achieved by Tezspire®, tezepelumab, and dupilumab across eosinophilic sub-populations in clinical trials in asthma and COPD.

Asthma

Subpopulation	tezepelumab	dupilumab
	PBO-Corrected AER Reduction	
Blood EOS <150 cells/µL	48%	Not statistically significant
Blood EOS ≥150–<300 cells/µL	48%	44%
Blood EOS ≥300 cells/µL	71%	67%
Blood EOS ≥450 cells/µL	78%	NA
Blood EOS ≥500 cells/µL	NA	71%

Sources: tezepelumab PATHWAY (Ph 2) and NAVIGATOR (Ph 3) studies, dupilumab QUEST (Ph 3) study

COPD

Subpopulation	tezepelumab	dupilumab
	PBO-Corrected AER Reduction	
Blood EOS ≥150–<300 cells/µL	34%	NA
Blood EOS >300 cells/µL	46%	34%

Sources: tezepelumab COURSE study (Ph 2), dupilumab NOTUS study (Ph 3)

IL-13 and the Rationale for Dual TSLP×IL-13 Inhibition

If TSLP is the alarm that sets type-2 inflammation in motion, IL-13 is one of the principal cytokines that carries out the resulting damage. IL-13 is a key effector cytokine, meaning it acts near the end of the signaling chain to produce the concrete features of disease rather than to initiate the response. It sits downstream of TSLP: TSLP, released by the epithelium, drives immune cells to produce IL-13, and IL-13 then acts on a range of target cells to mediate the hallmarks of type-2 inflammation.

Those effector functions are extensive. In the airway, IL-13 recruits eosinophils into the tissue, promotes the class switching that generates IgE (the antibody central to allergic responses), stimulates the goblet cells that produce airway mucus, and contributes to the structural changes of airway remodeling, including the smooth-muscle and fibrotic changes described above. Both TSLP and IL-13 are elevated in the airways of patients with asthma, and the level of each correlates with disease severity and with impaired lung function. These observations suggest that both cytokines are active participants in human disease rather than incidental markers, and that they operate at different levels of the same pathway. TSLP acts upstream to initiate and shape the type-2 response and IL-13 acts downstream to execute many of its negative consequences.

Adding IL-13 to TSLP blockade is also designed to reach the more refractory, structurally driven features of advanced airways disease. TSLP blockade acts high in the inflammatory cascade, dampening the initiating alarmin signal. Conversely, much of the fixed, structural pathology of severe and advanced respiratory disease is driven by IL-13 acting directly on airway structural cells, largely downstream of, and in part independently of, upstream alarmin tone. IL-13 is a principal driver of goblet-cell metaplasia and MUC5AC-dominant mucus hypersecretion (and thus of the mucus plugging increasingly recognized as a determinant of airflow obstruction and lost lung function), of airway smooth-muscle contractility and hyperresponsiveness, and, through its actions on fibroblasts and the epithelium, of the peribronchial fibrosis and remodeling that narrow the small airways.

By neutralizing IL-13 at the effector level while simultaneously suppressing the TSLP signal that sustains type-2 inflammation, WIN027 is intended to engage both the inflammatory and the structural components of disease, offering a mechanistic rationale for deeper responses in patients whose disease is characterized by significant mucus plugging, small-airways involvement, more severe airway hyperreactivity, or established structural remodeling, populations in which upstream-only or single-cytokine approaches may leave residual, structurally mediated disease unaddressed.

TSLP’s role at barrier surfaces extends to the skin, where it is produced by keratinocytes and is one of the most consistently elevated cytokines in the lesional skin of patients with atopic dermatitis. It contributes to the disease through several connected routes. A damaged skin barrier prompts keratinocytes to release TSLP, which drives type-2 inflammation that in turn further degrades the barrier, creating a self-perpetuating loop of barrier dysfunction and inflammation. TSLP also acts directly on the sensory nerves of the skin: a subset of itch-transmitting neurons expresses the TSLP receptor, so TSLP can evoke itch not only indirectly through inflammation but also by signaling to the nervous system itself. Since itch drives scratching, which causes further barrier damage and TSLP release, this ties back into the same loop. TSLP therefore sits at the intersection of three core features of atopic dermatitis: barrier dysfunction, type-2 inflammation, and itch. Inhibiting it offers a rationale for addressing the disease more fundamentally than approaches directed at a single downstream effector, and positions TSLP as a shared upstream target across the epithelial surfaces of both skin and airway.

IL-13 is among the principal effector cytokines in atopic dermatitis, and it is now regarded as a dominant driver of the disease. IL-13 is one of the most abundant type-2 cytokines in lesional atopic dermatitis skin, and its effects map onto the core features of the condition. It weakens the skin barrier by suppressing the production of the structural proteins and lipids that keep the barrier intact, such as filaggrin, which both worsens water loss and lets in more allergens and microbes. It reshapes the skin’s response to those microbes, contributing to the susceptibility to infection and the disturbed skin microbiome characteristic of the disease. It drives the tissue changes of chronic disease, including the thickening and remodeling seen in long-standing lesions. Additionally, like TSLP, IL-13 contributes to itch, both by amplifying the surrounding inflammation and through effects on sensory nerve signaling. Because IL-13 acts on the skin barrier, the immune response and itch at the effector level, while TSLP acts upstream to initiate and sustain the same processes, the two cytokines represent complementary points of intervention in atopic dermatitis, mirroring their relationship in the airway and reinforcing the rationale for targeting both with WIN027.

This division of labor is the core of the rationale for WIN027. Blocking TSLP alone reduces the initiating signal, but type-2 inflammation, once established, can be sustained by effector cytokines already in circulation, and IL-13 can be produced by cell types that do not depend on TSLP. Blocking IL-13 alone addresses a major effector arm but leaves the upstream alarm signal intact and does not constrain the other cytokines that TSLP drives, such as IL-4, IL-5 and IL-9. Inhibiting both targets simultaneously is designed to close the pathway at two complementary points: to quiet the upstream instigator while also neutralizing its most consequential downstream effector. We believe these complementary and non-redundant mechanisms provide the rationale for targeting both cytokines with a single agent.

The intended consequence is a broader and deeper suppression of type-2 inflammation than either mechanism can achieve alone. Nonclinical and early clinical evidence supports the view that combined TSLP and IL-13 blockade may produce more complete responses in type-2 inflammation than inhibition of either target individually. By engaging both the initiator and a principal effector of the pathway, WIN027 is designed to reach a wider range of patients, potentially including those in whom single-target biologics leave residual disease, and to do so across the epithelial-driven respiratory diseases in which both cytokines are active.

Our Products: Highly Differentiated Biologics

We are developing engineered therapies for asthma, COPD, AD, and other immune and inflammatory indications. Our two clinical-stage advanced programs target TSLP and TSLP and IL-13 respectively and are designed to overcome the limitations of current frequently administered therapeutics.

Our lead molecules are designed using advanced engineering approaches to optimize for half-life extension, enhancement of in vitro binding affinity and cellular potency, low immunogenicity and manufacturing attributes essential for a high concentration formulation (i.e. low viscosity, high solubility and stability) suitable for subcutaneous injection by pre-filled syringe and autoinjector.

WIN378—Ultra-Long-Acting Anti-TSLP Antibody

WIN378 has been engineered to be a highly potent, ultra-long-acting anti-TSLP suitable for twice-yearly dosing, and to potentially have low immunogenicity.

WIN378 is a fully human IgG1k anti-TSLP monoclonal antibody and binds human TSLP with a higher affinity than Tezspire®, tezepelumab. It binds two distinct epitopes on TSLP, blocking the interaction of TSLP with both the TSLP receptor and IL-7Ra.

WIN378 bound human TSLP with high affinity (KD ≈ 2.08 pM, compared to ≈ 2.71 pM for Tezspire®, tezepelumab), showed greater potency in a TSLP competition assay (IC50 of 0.036 nM versus 0.043 nM for Tezspire®, tezepelumab) and showed higher potency in TARC-release assays when compared with a Tezspire®, tezepelumab comparator (IC50 of 0.1507 nM vs 0.2732 nM). Together, these data indicate that WIN378 possesses unique properties with regard to binding affinity, potency in cellular assays, and epitope coverage.

WIN378 has been engineered to have a significantly enhanced half-life over clinically approved antibodies and to be dosed twice-yearly. Ordinarily, proteins taken up into cells are routed to the lysosome and degraded, which is what limits the lifespan of most circulating proteins. Immunoglobulins escape this fate: after an antibody is taken into a cell, its Fc region binds the neonatal Fc receptor, or FcRn, inside the acidic environment of the early endosome. This binding diverts the antibody away from degradation and returns it to the cell surface, where the neutral pH of the blood releases it back into circulation intact. This pH-dependent capture and release, tight binding in the acidic endosome, release at the neutral pH of plasma, is what gives IgG antibodies their characteristically long half-life of several weeks, far longer than most other proteins.

Engineering the Fc to bind FcRn more tightly at the acidic pH of the endosome improves the recycling that protects antibodies from degradation, extending serum half-life and enabling less frequent dosing. WIN378 uses an N434A substitution in the Fc portion of the molecule to achieve a meaningfully higher affinity to FcRn than the unmodified comparator (KD ≈ 5.7 nM versus ≈ 13.8 nM). Consistent with this design, the observed half-life of WIN378 was up to 75 days based on the pre-planned interim analysis of the Phase 2 portion of POLARIS-1. This molecular modification was used previously in approved antibodies such as crovalimab and satralizumab demonstrating that this particular form of FcRn engineering translates reliably from design into an approved product with extended dosing intervals.

WIN378 has been engineered for low immunogenicity and a potentially enhanced safety, tolerability and pharmacokinetic variability. For an anti-TSLP neutralizing antibody like WIN378, the therapeutic role is performed entirely by the antigen-binding end of the molecule: it captures soluble TSLP and prevents it from engaging its receptor. The antibody’s Fc region is the tail of the molecule that normally recruits the rest of the immune system by binding the Fcg receptor expressed by immune cells as well as activating complement. This interaction plays no useful part in the therapeutic mechanism of WIN378 and leaving it active carries risk because TSLP is produced by, and can be found associated with, epithelial and immune cells. This could in principle provoke unwanted inflammation, none of which is required to neutralize the cytokine.

WIN378 carries a set of Fc mutations, commonly described as LALA-GA (the L234A/L235A/G237A substitutions in the IgG1 heavy chain), that abolish binding to Fcg receptors and complement. This “effector-silencing” removes the ability to kill cells or activate complement, so the molecule acts as a clean neutralizer of TSLP while leaving target binding and the antibody’s long half-life intact. The potential practical benefit is a potentially improved safety profile where the drug blocks TSLP without the risk of off-mechanism immune activation.

Effector-silencing mutations of the type WIN378 employs have a substantial track record. Alanine substitutions at the same positions (the “LALA” changes, L234A/L235A) form the basis of a family of effector-attenuating Fc variants used across numerous therapeutic antibodies that have entered clinical development and reached approval, particularly where the antibody is intended to neutralize a soluble target rather than to kill cells. The three-residue LALA-GA variant is a further-refined member of this family. The same principle of removing off-mechanism immune activation has been applied in marketed products such as the checkpoint inhibitor durvalumab, which uses a related effector-silenced IgG1 Fc. The broad clinical use of effector-silenced antibodies establishes the approach as a validated way to obtain clean target neutralization.

The binding epitope is central to WIN378’s blockade of TSLP-driven TSLPR–IL-7Ra heterodimer formation and downstream signaling. TSLP initiates signaling in two ordered steps: it first engages the TSLP receptor, or TSLPR, at a high-affinity interface (Site I), and the resulting binary complex then recruits IL-7Ra at a second interface (Site II) to form the heterodimeric receptor. Assembly of this complex initiates activation of the receptor-associated Janus kinases and STAT5 signaling, driving inflammation. An antibody that occupies both receptor-contact surfaces on TSLP can therefore prevent signaling at both steps of complex formation.

We mapped the WIN378 binding epitope on human TSLP. WIN378 prevents three discontinuous segments of TSLP ligand from binding to the TSLPR receptor. These protected regions span both the TSLP–TSLPR interface (Site I) and the TSLP–IL-7Ra interface (Site II). By engaging both interfaces simultaneously, WIN378 blocks the initial TSLP–TSLPR interaction and subsequent IL-7Ra recruitment required to assemble a signaling-competent receptor, thereby blocking STAT5-dependent signaling.

This dual-interface footprint is consistent with WIN378’s enhanced functional activity, where it potently inhibited a) TSLP binding to the TSLPR–IL-7R complex b) TSLP-driven cell proliferation and c) TSLP-induced TARC/CCL17 release from human PBMCs.

The WIN378 epitope overlaps that of Tezspire®, tezepelumab: in competition assays, WIN378 and Tezspire®, tezepelumab, competed for binding to human TSLP, indicating engagement of a shared region of the Site I (TSLPR) interface, while the HDX data indicate WIN378’s footprint additionally extends across the Site II (IL-7Ra) interface. We believe WIN378 is the only known antibody targeting TSLP that binds to both sites.

Based on our knowledge, WIN378 has shown broader epitope binding than Tezspire®, tezepelumab.

WIN378 has a significantly extended half-life in non-human primates. In cynomolgus monkeys, single subcutaneous doses of WIN378 were observed to have an estimated mean half-life of approximately 19 to 27 days (in ADA-negative animals), substantially longer than that expected for a conventional, non-Fc-engineered IgG1 antibody. Exposure increased approximately dose-proportionally; subcutaneous bioavailability was high, and clearance was low, with distribution confined largely to the blood and interstitial space. This extended-half-life profile supports WIN378’s intended positioning as a long-acting maintenance therapy with infrequent (up to twice-yearly) subcutaneous dosing.

An extensive non-clinical program has characterized the safety of WIN378 in non-human primates. The safety program was conducted in the cynomolgus monkey, the pharmacologically relevant species, in pivotal studies conducted under Good Laboratory Practice. It comprised a single-dose study, a non-GLP dose-ranging-finding study, and two pivotal GLP repeat-dose studies of 4 weeks (weekly dosing) and 27 weeks (every-three-weeks dosing) at 30, 100, and 300 mg/kg, each with a recovery period, and with integrated safety pharmacology, fertility, local tolerance, immunogenicity, and immunotoxicity assessments. WIN378 was well tolerated, with no mortality, no target-organ toxicity, no effects on reproductive organs, and no adverse cardiovascular, respiratory, or CNS findings. The No Observed Adverse Effect Level, or NOAEL, from the 27-week study (300 mg/kg) provides safety margins of approximately 50-fold on Cmax and 140-fold on AUC relative to projected human exposures, supporting the clinical program.

Clinical Development of WIN378 in Asthma and COPD

We are developing WIN378 as an ultra-long-acting, biomarker-agnostic maintenance therapy for severe uncontrolled asthma and for moderate-to-severe COPD, with a twice-yearly dosing interval (up to two subcutaneous administrations per year). Our clinical program is anchored by POLARIS-1, our Phase 2/3 program in asthma, and SIRIUS, our Phase 2 program in COPD, and is designed to lead into pivotal Phase 3 trials in each indication. Our target development sequence contemplates an initial BLA in asthma, followed by COPD.

Phase 1 Healthy Volunteer Studies

We have completed a single-ascending-dose, Phase 1 clinical trial to assess the safety and efficacy of WIN378 in 50 healthy adults. The Phase 1 clinical trial included five cohorts that received 20 to 900 mg of WIN378 administered subcutaneously. Each cohort was comprised of 8 active and 2 placebo patients.

Our results demonstrated that WIN378 was generally well tolerated, as all treatment-emergent adverse events were Grade 2 or lower, showed no trend of increasing frequency with dose, and were reported at a comparable overall rate in the WIN378 and placebo groups, and showed no trend of increasing frequency with dose. The pharmacokinetics, or PK, was linear, and exposures increased in an approximately dose-proportional manner. The observed serum half-life was up to 65 days and population-pharmacokinetic modeling supports dosing as infrequently as twice a year. The antidrug-antibody incidence was also observed to be low (4%), and only 2 of 40 WIN378-treated participants, one of which was a transient response, were observed to have antidrug antibodies. There were no associated safety signals reported and no observed effect on pharmacokinetics.

Clinical Development Plan in Asthma

POLARIS-1: Phase 2/3 Program in Asthma

We are conducting a model-informed, operationally seamless, and inferentially separate two-part Phase 2/3 program in patients with uncontrolled, moderate-to-severe asthma.

The Phase 2 portion of the study is designed for efficient use of patients to generate information to select doses to be used in the pivotal program. It is a randomized, double-blind, placebo-controlled dose-ranging study, randomized in an overall 3:1:1:3 ratio to receive doses of WIN378, or placebo, administered as two subcutaneous doses 24 weeks apart over a 48-week period. The randomization ratio is based on our application of the MCP-Mod (Multiple Comparison Procedure – Modeling) methodology. MCP-Mod is a statistical approach for the design and analysis of dose-finding studies that combine multiple comparison procedures with dose-response modeling. MCP-Mod makes more efficient use of dose-ranging data and supports more robust dose selection than conventional pairwise comparisons. The methodology has been formally qualified by the European Medicines Agency and is recognized by the U.S. Food and Drug Administration as a fit-for-purpose approach to dose finding.

The Phase 2 is designed to characterize the pharmacokinetics, safety, immunogenicity, and pharmacodynamic activity of WIN378, including its effects on biomarkers of airway inflammation, such as FeNO and EOS, and on lung function as measured by FEV1. Data from Phase 2 was used to inform selection of the dose levels to be carried into the Phase 3 portion of POLARIS-1 and into the subsequent second Phase 3 (POLARIS-2). The first POLARIS-1 Phase 2 participant was randomized in July 2025, and a total of 147 participants were randomized by May 2026, exceeding the initial enrollment target of 120 patients. A pre-planned interim analysis was completed in the second half of 2026 after the first 98 patients had reached at least week 12. The primary study results at week 24 are expected in the first half of 2027. The final study results at week 48 will be available in the second half of 2027.

Interim Results from the Phase 2 Portion of POLARIS-1

At the time of the interim analysis, 57 participants were randomized to placebo and 17, 17, and 56 participants randomized to WIN378 150 mg, 300 mg, and 600 mg, respectively. Baseline demographics and disease characteristics were consistent with an uncontrolled, moderate-to-severe asthma population with persistent airway obstruction despite treatment with medium- to high-dose inhaled corticosteroids and at least one additional controller medication.

Study design of the Phase 2 portion of POLARIS-1, a model-informed dose-finding design, is summarized below.

1.	Ly N, et al. J Clin Pharmacol 2021;61(7):901–912. Tezepelumab PK/PD modelling to guide Phase 3 dose selection.

WIN378 was well tolerated, with no treatment-related serious adverse events, withdrawals or discontinuations observed as of the cut-off date. Adverse events were balanced between active arms and placebo. Less than 1% of participants experienced injection site reactions and 2.2% developed antidrug antibodies (ADAs), a measure of immunogenicity. ADAs had no impact on the pharmacology of WIN378.

The observed half-life of WIN378 in the Phase 2 population was up to 75 days. The pharmacokinetics of WIN378 were linear.

Rapid and sustained, dose-dependent improvements were observed in markers of airway inflammation and in lung function through Week 24. Mean changes in FeNO from baseline to Week 24 of up to -24.4 ppb compared with -6.0 ppb for placebo (placebo-adjusted differences of -18.3 ppb; p<0.01). Reductions in FeNO occurred as early as Week 2 and were sustained through Week 24.

Pre-bronchodilator FEV1 improved from baseline to Week 24 by up to 174 mL compared with a decline of 93 mL for placebo (placebo-adjusted differences of 256 mL; p<0.05). Increases in FEV1 occurred as early as Week 2 and were sustained through week 24.

Placebo
150 mg
300 mg
600 mg
FEV1 Change from Baseline [mL]
300
200
100
0
-100
-200
**
**
+ 174
**
+ 148
- 25
- 93
** p < 0.05
Week 0
Week 2
Week 4
Week 8
Week 12
Week 18
Week 24
n
147
98
57

Reductions in blood eosinophil count (EOS) of up to 200 cells/µL (or -51% change, p<0.0001) were also seen at the interim analysis.

The pharmacodynamic effects observed in the interim analysis were consistent with the improved potency of WIN378 predicted by nonclinical assays. Based on the observed FeNO response, the half-maximal effective concentration, or EC50, of WIN378 was 0.63 µg/mL. The published estimated EC50 for tezepelumab is 2.5 µg/mL. In addition, 100% of patients taking the 300mg and 600mg dose of WIN378 had a 90% FeNO response at Cavg.ss after the first dose over 24 weeks.

The observed pharmacokinetics and pharmacodynamics support twice-yearly dosing. Two twice-yearly dose levels were selected for Phase 3.

The operationally seamless design of POLARIS-1 allowed for immediate initiation of the Phase 3 portion of the study which occurred in September 2026. Topline results of the Phase 3 are expected in the second half of 2028. The trial is designed to enroll approximately 450 additional participants (with 150 patients/arm) with severe, uncontrolled asthma, randomized 1:1:1, to evaluate the effect of WIN378 on the annualized asthma exacerbation rate (AAER), the endpoint that regulatory authorities regard as the principal measure of efficacy for biologic therapies in asthma.

POLARIS-2: Planned Pivotal Phase 3 Program in Asthma

We plan to advance WIN378 into POLARIS-2, our second pivotal Phase 3 trial in severe uncontrolled asthma. POLARIS-2 is designed as a multicenter, multinational, double-blind, randomized, placebo-controlled trial enrolling approximately 800 adult and adolescent participants (ages 12 to 75). Participants will have maintained on background medium or high-dose inhaled corticosteroid therapy plus at least one additional controller medication and are expected to be randomized 1:1:1 to one of two dose levels of subcutaneous WIN378 or placebo. Study start-up activities have begun, and the study is planned to begin enrolling patients in the first half of 2027 using the same two dose levels being evaluated in the Phase 3 portion of POLARIS-1 with topline results expected in the second half of 2029.

The primary endpoint of POLARIS-2 is the AAER over the 48-week treatment period. Key secondary endpoints include change from baseline in pre-bronchodilator FEV1, asthma control and symptoms, and asthma-related quality of life, and other secondary endpoints include inflammatory biomarkers, and the rate of exacerbations associated with emergency room or urgent care visits or hospitalization.

The trial is designed to enroll adolescents alongside adults to support an indication for patients 12 years of age and older, consistent with the approach taken for other approved biologics in this setting, and to support our Pediatric Investigation Plan and our initial Pediatric Study Plan. We intend for our registrational asthma package to comprise the Phase 2 and Phase 3 portions of POLARIS-1 together with the second confirmatory POLARIS-2 Phase 3 trial.

Our two pivotal Phase 3 asthma studies are summarized below. POLARIS-1 was initiated in September 2026, and study start-up activities were initiated for POLARIS-2, which is planned to begin patient recruitment in the first half of 2027.

Because WIN378 is dosed twice a year, compared with every four weeks for the currently approved anti-TSLP therapy, we believe it has the potential to substantially reduce treatment burden and support adherence if the Phase 3 program is successful and WIN378 is approved.

SIRIUS: Phase 2 Program in COPD

We are also conducting SIRIUS, a Phase 2 proof-of-concept, dose-ranging clinical trial of WIN378 in patients with moderate-to-severe COPD and blood eosinophil counts of at least 150 cells/µL, a population in which type-2 inflammation is understood to contribute to disease. SIRIUS is designed to enroll approximately 105 participants across three arms and to establish proof of concept and inform dose selection for a subsequent Phase 3 program in COPD. The first participants were recruited into SIRIUS in June 2026 with the topline results of the study anticipated by the second half of 2027.

SIRIUS is a dose-finding design enabled using biomarkers (blood eosinophil count, FeNO) and lung function (FEV1) and is summarized below.

Planned Phase 3 Development in COPD

Following SIRIUS and an end-of-Phase-2 interaction with regulators, we plan to conduct a Phase 3 program in COPD comprising two confirmatory trials, each designed to enroll approximately 660 participants, evaluating WIN378 on exacerbation and lung-function endpoints in patients with COPD with blood eosinophil counts of at least 150 cells/uL or higher. Consistent with our development sequence, we expect the COPD program to follow our asthma program.

WIN027 — Ultra-Long-Acting Anti-TSLP×IL-13 Bispecific Antibody

WIN027 is a single treatment engineered to potently shut down two central drivers of type-2 inflammation at once. WIN027 is a humanized IgG1 bispecific antibody that simultaneously targets TSLP, the epithelial “alarmin” that initiates type-2 inflammation, and IL-13, a central effector cytokine of that cascade. Because TSLP sits upstream and IL-13 downstream of the same disease pathway, blocking both with one antibody is designed to produce broader, more complete pathway suppression than any single-target biologic.

WIN027 is a bispecific antibody built with a technology that is used in several clinically approved bispecific antibodies with low immunogenicity and good manufacturing properties. The technology uses a controlled Fab-arm exchange of an anti-TSLP and an anti-IL-13 monoclonal antibody, giving one binding arm per target, and carries a YTE (M252Y/S254T/T256E) Fc substitution to extend half-life. It is being developed by us for COPD and atopic dermatitis.

WIN027

Novel 1+1 Bispecific Antibody

Potently Targeting TSLP and IL-13

TSLP Binding Arm
Anti-TSLP
IL-13 Binding Arm
Anti-IL-13
Antibody Platform Engineering
enables correct heavy chain pairing and bispecific assembly
YTE
YTE

KEY FEATURES

POTENT DUAL TARGETING

Simultaneous targeting of TSLP and IL-13 to address upstream and downstream drivers of inflammation

YTE ENGINEERING

Fc engineering extends half-life

Specific Amino Acid substitutions: M252Y, S254T, T256E

BISPECIFIC ENGINEERING

Technology used in multiple approved antibodies allows high quality pairing and production efficiency

WIN027 simultaneously binds both TSLP and IL-13 with femtomolar affinity and fully blocks their signaling. By surface plasmon resonance (SPR), a standard method for measuring binding affinity, WIN027 bound human TSLP at approximately 8–12 pM and human IL-13 at approximately 20–40 pM. This high affinity binding translated into full functional blockade: it inhibited assembly of both the TSLP–TSLPR/IL-7Ra and IL-13–IL-4Ra/IL-13Ra1 receptor complexes, suppressed downstream JAK/STAT signaling for both pathways, and completely inhibited TSLP- and IL-13-driven TARC/CCL17 release from human whole blood and PBMC. Rounding out the profile with attributes ideal for a biologic for use for chronic maintenance therapy, WIN027 is engineered for an extended half-life where the YTE substitution increased FcRn binding roughly 10-fold at pH 6.0 (KD ≈ 5 nM). Additionally, it has no Antibody-Dependent Cellular Cytotoxicity, or ADCC, Complement-Dependent Cytotoxicity, or CDC, or Antibody-Dependent Cellular Phagocytosis, or ADCP, activity, reducing the risk of immune activation.

Experiments for verification performed by Chempartners, or CN, and conducted under Windward Bio direction

Kd=equilibrium dissociation constant, FcyR=Fc gamma receptor, hIL-13 human interleukin 13, hTSLP human thymic stromal lymphoprotein, Lebri=lebrikizumab, SPR=surface plasmon resonance, Teze=tezepelumab, FcRn neonatal Fc receptor

WIN027 showed greater potency than the combination of lebrikizumab and tezepelumab in blocking TARC release based on a nonclinical head-to-head study of TARC release.

The YTE-engineered half-life supports infrequent, adherence-friendly dosing. In cynomolgus monkeys, WIN027 showed linear, dose-proportional PK with low clearance (2.5–4.1 mL/day/kg), high subcutaneous (SC) bioavailability predicting the extended human half-life of 55 to 60 days. This supports an every-12-week (or less frequent) maintenance regimen; an additional potential advantage over biologics dosed every two to four weeks.

No systemic toxicity in non-human primates. The toxicology package comprised three repeat-dose subcutaneous studies, a non-GLP (Good Laboratory Practice) 3-week study, a pivotal GLP 4-week study with recovery, and a 26-week study, at 30/100/300 mg/kg, with integrated safety pharmacology plus ophthalmology, immune-function, T-cell-dependent antibody response, and fertility/reproductive-organ endpoints, and cytokine-release testing. Despite high, sustained exposure, no systemic target-organ toxicity was seen; immunotoxicity, cytokine release, and tissue cross-reactivity were all unremarkable. For a molecule that engages two pathways at once. This clean systemic profile is reassuring evidence that dual blockade did not introduce new organ toxicity. The NOAEL was 300 mg/kg, the highest dose tested.

Wide exposure margins de-risk the planned clinical doses. Relative to the 300 mg/kg NOAEL, projected human exposures give AUC in excess of 20-fold with corresponding Cmax margins of approximately 50-fold: margins that support the projected human therapeutic dose range.

Clinical Development Plan

WIN027 is accumulating human safety and PK data. A first-in-human Phase 1 trial, QX027N-101 (Qyuns-sponsored, People’s Republic of China, or the PRC), is ongoing: a randomized, double-blind, placebo-controlled single- and multiple-ascending-dose study in healthy adults and in patients with moderate-to-severe atopic dermatitis. As of the most recent blinded interim data lock (June 2026), five single-ascending-dose cohorts (150 mg, 450 mg, 900 mg, 1200 mg and 1800 mg, administered subcutaneously) and one multiple-dose cohort were clinically complete, with a safety analysis population of 75 participants and a pharmacokinetic, or PK, analysis population of 55 participants. Our interim results demonstrated that WIN027 was generally well tolerated, there were no serious adverse events, deaths, discontinuations or withdrawals and all treatment-emergent adverse events were Grade 2 or lower. Immunogenicity was low, with antidrug antibodies observed in approximately 3% of participants. Injection site reactions, all Grade 1, were observed in less than 5% of participants. PK was linear and approximately dose-proportional across the single-ascending-dose cohorts, and non-compartmental analysis of the interim data determined a half-life of 62 days, supporting dosing every three months or less frequently. Full PK and immunogenicity data from the ongoing multiple-ascending-dose cohorts will be available in the first half of 2027.

A U.S./Australia bridging study extends the program into our territories. We plan to extend the human experience through WB-1201, a multicenter, randomized, double-blind, placebo-controlled single-ascending- and multiple-dose

Phase 1 trial in healthy adults in the United States and Australia. The study is designed to bridge from data generated in the PRC healthy volunteers to Western populations and to add further repeat-dose experience. Consistent with WIN027’s half-life-extended profile, translational PK modeling supports an infrequent maintenance regimen of every three months or longer.

One asset targeting multiple large indications. Beyond these Phase 1 studies, we plan to start a global Phase 2b dose-finding study in COPD and a global Phase 2 study in atopic dermatitis, both projected to begin in the first half of 2027. The COPD trial is powered to detect clinically meaningful reductions in disease exacerbations compared to placebo and potentially serve as the first pivotal study in this indication. The study will include a contribution of patients from the PRC in partnership with our regional partner Qyuns. Our Phase 2b trial is designed with registrational-quality features, including treatment period, exacerbations as primary endpoint, appropriate key secondary endpoints including lung function, hierarchical type 1 error control, independent data and safety monitoring, and a population aligned with the intended indication. The atopic dermatitis study will evaluate the effect of multiple doses of WIN027 in study participants with moderate-to-severe atopic dermatitis on validated clinician- and patient-reported outcome measures including EASI (Eczema Area and Severity Index) and associated responder analyses (EASI-75, EASI-90, EASI-100), vIGA-AD (validated Investigator Global Assessment for AD) and the PP-NRS (Peak Pruritis Numerical Rating Scale).

Qyuns initiated its Phase 2 program including studies in atopic dermatitis and CRSwNP in September 2026 in the PRC and plans to begin a Phase 2 study in asthma by the end of the year. Topline results from these studies are expected over the course of 2027 and 2028.

Subject to the results of these initial dose-finding and proof-of-concept studies we will initiate Phase 3 studies in the indications with the highest probability of significantly shifting the treatment paradigm beyond currently existing single-pathway-targeting biologics.

Manufacturing and Supply

Consistent with our capital-efficient operating model, we do not own or operate and currently have no plans to establish any manufacturing facilities. All our drug development, manufacturing, storage, distribution and testing are outsourced to third-party manufacturers and facilities. Our manufacturing strategy enables us to more efficiently direct financial resources to the research, development, and commercialization of programs rather than diverting resources to internally develop and maintain manufacturing facilities. In parallel with the clinical development program, we are executing an integrated chemistry, manufacturing and controls, or CMC, strategy intended to provide robust and uninterrupted cGMP compliant supply of drug substance and drug product to support further global development of WIN378 and, if approved, commercial supply. Historical and current clinical trial material has been sourced from our partner, Kelun Biotech. We expect to complete the transfer of our drug substance and drug product manufacturing for WIN378 to U.S.-based contract manufacturers to support Phase 3 and commercial supply by the end of 2026. Drug substance is produced by our CDMO in the United States using an industry-standard monoclonal antibody manufacturing process that has been scaled to 2,000-liter single-use bioreactors, which can support anticipated clinical and launch volumes. The drug product is a high concentration, preservative-free liquid filled into single-use 2 mL glass vials, for which stability data support storage at standard refrigerated temperatures for extended time periods. A pre-filled syringe (PFS) presentation and an autoinjector are under development for later clinical and commercial use. Consistent with other biologics programs, we plan to complete process performance qualification for both drug substance and drug product, along with validation of analytical methods, in advance of any BLA submission in United States or any marketing application elsewhere.

Our commercial presentation strategy for WIN378 in severe asthma focuses on subcutaneous self- or clinician-administered formats. Our clinical trials are conducted using a vial & syringe presentation, and we plan to conduct, in parallel to Phase 3 studies, a bridging trial in healthy volunteers to demonstrate comparability between the vial and syringe presentation and a pre-filled syringe as well as an autoinjector. This bridging study is subject to completion of the necessary stability, human factors and device-related regulatory work for the PFS, and additional human factors studies and device performance testing for the autoinjector. From a regulatory perspective, we currently expect both the prefilled syringe and autoinjector presentations of WIN378 to be regulated as biologic–device combination products, with the biologic constituent part providing the primary mode of action. We anticipate pursuing approval under the BLA pathway, with device-related requirements addressed as part of the FDA’s combination product review.

In parallel with the clinical development program, we are executing an integrated CMC strategy intended to provide robust and uninterrupted cGMP compliant supply of drug substance and drug product to support further global development of WIN027 and, if approved, commercial supply. Consistent with our capital-efficient operating model, we do not own or operate and currently have no plans to establish any manufacturing facilities. All our drug development, manufacturing, storage, distribution and testing are outsourced to third-party manufacturers and facilities. Currently, CellularForce (a Qyuns subsidiary) in Taizhou, China is producing Drug Substance, or DS, and Drug Product, or DP, for the initial clinical trials. Prior to pivotal trials, we expect to complete our DS and DP manufacturing transfer to reputable U.S.-based contract manufacturers to support Phase 3 and commercial supply. Drug substance is currently produced at 200L scale using a modern, high-yielding antibody manufacturing process. The very efficient manufacturing process is employed to generate the bispecific antibody from two separately produced parent antibodies. The drug product is a high concentration, preservative-free liquid filled into single-use glass vials, for which stability data support storage at standard refrigerated temperatures for extended time periods. A pre-filled syringe (PFS) presentation and an autoinjector will be developed for later clinical and commercial use. Consistent with other biologics programs, we plan to complete process performance qualification for both drug substance and drug product, along with validation of analytical methods, in advance of any BLA submission in the United States or any marketing application elsewhere.

Our commercial presentation strategy for WIN027 focuses on subcutaneous self- or clinician-administered formats. Our initial clinical trials are conducted using a vial and syringe presentation, and we plan to introduce a pre-filled syringe as well as an autoinjector at a later stage, subject to completion of the necessary stability, human factors and device-related regulatory work for the PFS and the autoinjector. From a regulatory perspective, we currently expect both the prefilled syringe and autoinjector presentations of WIN027 to be regulated as biologic–device combination products, with the biologic constituent part providing the primary mode of action. We anticipate pursuing approval under the BLA pathway, with device-related requirements addressed as part of the FDA’s combination product review.

Sales and Marketing

We are a clinical-stage biopharmaceutical company and do not have any products approved for sale. We have not established a sales, marketing, or product-distribution organization and do not currently have commercial capabilities.

Research and Development

Research and development is central to our business and is focused on advancing our pipeline of long-acting antibody product candidates, as described above under “Our pipeline” and the related program descriptions. Information regarding our research and development expenses is set forth in the section of this prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Competition

The biotechnology and biopharmaceutical industries are characterized by continuing technological advancement and significant competition. While we believe that our programs, technology, development experience and scientific knowledge provide us with competitive advantages, we face competition from major pharmaceutical and biotechnology companies, academic institutions, governmental agencies and public and private research institutions, among others. Any product candidates that we successfully develop and commercialize will compete with existing therapies and new therapies that may become available in the future. Many of the companies with which we are currently competing or will compete against in the future have significantly greater financial resources and expertise in research and development, manufacturing, nonclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. Mergers and acquisitions in the pharmaceutical and biotechnology industry may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites, patient enrollment for clinical trials as well as in acquiring technologies complementary to, or necessary for, our programs.

There are a number of large pharmaceutical and biotechnology companies, such as Amgen Inc., Apogee Therapeutics, Inc. (pending acquisition by AbbVie Inc.), AstraZeneca plc, Belenos Biosciences Inc., Generate Biomedicines, Inc., GSK plc, Johnson & Johnson, KeyMed Biosciences Inc., Eli Lilly and Company, Pfizer Inc., Sanofi S.A., and Upstream Bio, Inc. that currently market and sell drugs or are pursuing the development of drug candidates for the treatment of the indications that we are pursuing. Potential competitors also include academic institutions, government agencies and other public and private research organizations that conduct research, seek patent protection and establish collaborative arrangements for research, development, manufacturing and commercialization.

Key competitive factors affecting the success of all our product candidates that we develop, if approved, are likely to be efficacy, safety, patient tolerability, convenience, presentation, price, the level of generic competition and the availability of reimbursement from government and other third-party payors. Our competitors may also obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market.

Existing therapies for asthma include controller and reliever medications and, more recently, biologics targeting IgE, IL-4/IL-13, IL-5/IL-5 receptor and TSLP (see “Current treatments” under “Severe asthma”). No biologic is broadly established in COPD today, although anti-IL-4Ra, and anti-IL5 therapy has recently been approved in 2024 and 2025 respectively. Anti-TSLP therapy is in late-stage development. The atopic dermatitis market includes approved IL-4/IL-13, IL-13, IL-31 and JAK-targeted therapies.

Ultra-Long-Acting Anti-TSLP Landscape (Relevant to WIN378)

WIN378 would compete with the approved products in asthma and COPD including short-acting anti-TSLP therapy. WIN378 may also compete with other ultra-long-acting anti-TSLP candidates in development. We believe WIN378 has a differentiated combination of attributes that other ultra-long-acting TSLPs do not have including: well-characterized pharmacology that supports twice-yearly dosing, a silenced effector function that minimizes potential inflammatory and autoimmune effects, better potency relative to the currently approved anti-TSLP treatment, differentiated binding properties whereby WIN378 binds to two different sites on the ligand of TSLP, and a low rate of injection site reactions.

We are aware of two ultra-long-acting products in mid-to-late-stage development that have the potential to be dosed twice yearly: GB-0895 from Generate Biomedicines and GSK5784283 from GSK.

Long-Acting TSLP×IL-13 Bispecific Landscape (Relevant to WIN027)

WIN027 would compete with other bispecific candidates targeting TSLP and IL-13 (or related combinations). There are a number of bispecific antibodies that target both TSLP and IL-13 and at least one known long-acting bispecific that is in Phase 2, CM512/BEL512 from Keymed and Belenos Bio, who share rights to the program.

Intellectual Property

We strive to protect and enhance the proprietary technology, inventions and improvements that are commercially important to the development of our business, including seeking, maintaining and defending patent rights, whether developed internally or licensed from third parties. We may also rely on trademarks, copyrights and trade secrets relating to our proprietary technology platform and on know-how, continuing technological innovation and in-licensing opportunities to develop, strengthen and maintain our proprietary and intellectual property position. We additionally may rely on regulatory and other protections afforded through data exclusivity, market exclusivity and patent term extensions, where available.

Our commercial success depends in part upon our ability to obtain and maintain patent and other proprietary protection for commercially important technologies, inventions and trade secrets related to our business, defend and enforce our intellectual property rights, particularly our patent rights, preserve the confidentiality of our trade secrets and operate without infringing valid and enforceable intellectual property rights of others.

The patent positions for biotechnology and pharmaceutical companies like us are generally uncertain and can involve complex legal, scientific and factual issues. In addition, the coverage claimed in a patent application can be significantly reduced before a patent is issued, and its scope can be reinterpreted and even challenged after issuance. As a result, we cannot guarantee that any of our product candidates will be protectable or remain protected by enforceable patents. We cannot predict whether the patent applications we are currently pursuing will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide sufficient protection from competitors. Any patents that we hold may be challenged, circumvented or invalidated by third parties.

WIN378 and WIN027 Programs

As of August 26, 2026, our owned and licensed patent estate contains seven patent families, and includes one issued U.S. patent, two issued patents in Japan, thirty-one granted patents in Europe, one issued patent in Russia, as well as two pending U.S non-provisional patent applications, two pending U.S. provisional patent applications, two PCT applications, and twenty-one pending patent applications in various jurisdictions outside of the U.S.

With respect to WIN378, we license one pending U.S. non-provisional patent application, two issued foreign patents (Japan and Russia) as well as eight foreign patent applications, which are pending in Australia, Europe, Japan, New Zealand, Canada, South Korea, Mexico, each of which is directed to anti-TSLP antibodies and compositions containing them. Unless extended, patents issuing in this family are expected to expire in 2040. We also license one pending patent application in the United States and ten foreign patent applications, which are pending in Australia, Brazil, Canada, Europe, Israel, India, Japan, South Korea, New Zealand, and Russia, each of which is directed to formulations containing an anti-TSLP antibody. Unless extended, any patents issuing in this family are expected to expire in 2044. We own one U.S. provisional patent application directed to methods of treatment, including treatment of COPD, and one U.S. patent provisional application directed to methods of treating asthma. Unless extended, any patents issuing in this family are expected to expire in 2047.

With respect to WIN027, we license one issued patent in the United States, one issued patent in Japan and thirty-one issued patents in Europe, as well as three foreign patent applications, which are pending in Australia, Europe, and Canada, each of which is directed to an anti-TSLP antibody and compositions containing them. Unless extended, patents issuing in this family are expected to expire in 2040. We also license a PCT application directed to an anti-IL-13 antibody, and compositions containing the antibody. Unless extended, any patents issuing from the PCT application are expected to expire in 2045. We license a PCT application, directed to multi-specific antibodies, including bispecific antibodies, against IL-13 and TSLP and compositions containing them. Unless extended, any patents issuing in this family will expire in 2046.

The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained. In most countries in which we file, the patent term is 20 years from the earliest date of filing a non-provisional patent application.

In the United States, the term of a patent covering an FDA-approved drug may be eligible for a patent term extension under the Hatch-Waxman Act as compensation for the loss of patent term during the FDA regulatory review process. The period of extension may be up to five years beyond the expiration of the patent, but cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval. Only one patent among those eligible for an extension may be extended, and a given patent may only be extended once. Similar provisions are available in Europe and in certain other jurisdictions to extend the term of a patent that covers an approved drug. If our product candidates receive FDA approval, we intend to apply for patent term extensions, if available, to extend the term of patents that cover the approved product candidates. We also intend to seek patent term extensions in any jurisdictions where they are available, however, there is no guarantee that the applicable authorities, including the FDA, will agree with our assessment of whether such extensions should be granted, and even if granted, the length of such extensions.

In addition to patent protection, we also rely on know-how and trade secret protection for our proprietary information to develop and maintain our proprietary position. However, trade secrets can be difficult to protect. Although we take steps to protect our proprietary information, including restricting access to our premises and our confidential information, as well as entering into agreements with our employees, consultants, advisors and potential collaborators, third parties may independently develop the same or similar proprietary information or may otherwise gain access to our proprietary information. As a result, we may be unable to meaningfully protect our know-how, trade secrets, and other proprietary information.

For additional information regarding intellectual property risks, see Part I, Item 1A, “Risk Factors—Risks Related to Our Intellectual Property.”

In addition, we plan to rely on regulatory protection based on orphan drug exclusivities, data exclusivities, and market exclusivities. See the section titled “—Government Regulation” below for additional information.

License and Collaboration Agreements

License and Collaboration Agreement with Sichuan Kelun-Biotech and Harbour Biomed

On December 31, 2024, we entered into a license and collaboration agreement with Sichuan Kelun-Biotech BioPharmaceutical Co., Ltd., or Kelun, and Harbour BioMed (Shanghai) Co., Ltd., or HBM, and such agreement, the

Kelun-HBM Agreement. Under the Kelun-HBM Agreement, Kelun and HBM granted us an exclusive, worldwide, excluding certain Asian countries and territories, such excluded countries including Greater China, which are reserved to Kelun and HBM (collectively, the Retained Territory), sublicensable license under Kelun and HBM’s interest in certain patents, know-how and inventions to manufacture, develop, use, promote, sell, offer for sale, import and otherwise commercialize WIN378 (also known as HBM9378/SKB378), an ultra-long-acting monoclonal antibody targeting thymic stromal lymphopoietin, developed by Kelun and HBM, or WIN378, and pharmaceutical products containing WIN378 as an active ingredient, WIN378 Products, in all fields of use. Kelun and HBM also granted us a non-exclusive, sublicensable license under such patents and know-how to manufacture and have manufactured WIN378 Products anywhere in the world, including the Retained Territory, solely for the purpose of exploiting WIN378 Products outside the Retained Territory. Under the Kelun-HBM Agreement, Kelun and HBM retain the right to develop and commercialize WIN378 Products in the Retained Territory. Without our mutual agreement, Kelun and HBM may not undertake certain development activities in the Retained Territory that could jeopardize patient safety or impact the commercial success of WIN378 in our Territory.

We are obligated to use commercially reasonable efforts to develop and commercialize WIN378 Products outside of the Retained Territory. In consideration for the license rights, we paid Kelun and HBM an aggregate upfront fee of $20 million and issued to Kelun and HBM an aggregate equity interest with a fair value of $20 million in our equity interest during the year ended December 31, 2025. In addition, we have paid Kelun and HBM a total of $10.0 million in development milestone payments (including $5.0 million paid in 2025 and in July 2026, respectively), and are obligated to pay Kelun and HBM potential additional development milestone payments totaling $320.0 million and potential commercial milestone payments totaling up to $600.0 million per WIN378 Product. Following the completion of this offering, we may elect at the time such milestone comes due, on a milestone-by-milestone basis, subject to certain conditions, to satisfy up to 50% of the remaining of each of our first seven development milestone payments, which is up to $73.75 million, by issuing our common shares to Kelun and HBM, rather than in cash; provided that each of Kelun and HBM may not hold, in the aggregate, 20% or more of our outstanding share capital on a fully diluted basis as a result of such equity issuance. We are also obligated to pay Kelun and HBM tiered royalties through six tiers, ranging from the low single digits to the low double digits tiered royalties (a spread of not more than 5 percentage points) on net sales of WIN378 Products during the term. In September 2025 and June 2026, respectively, we achieved the first and second development milestone associated with our WIN378 License, which required us to make payments to Kelun and HBM, of $5.0 million in 2025 and $5.0 million in July 2026, for a total of $10.0 million. Our obligation to pay such royalties continues, on a WIN378 Product-by-WIN378 Product and country-by-country basis, until the latest of the tenth anniversary of the date of first commercial sale of such WIN378 Product in such country, the expiration of the last valid claim in the licensed patents covering such WIN378 Product in such country, or the expiration of regulatory exclusivity covering such WIN378 Product in such country. Our royalty obligations are subject to customary reductions for loss of patent protection, biosimilar entry, and costs associated with third-party intellectual property licenses, subject to a standard floor. We also must pay HBM for certain development milestone payments with regard to an upstream license, together with annual royalties below 1% on net sales of certain WIN378 Products. Upon the entry into certain partnership agreements, we may be obligated to pay Kelun and HBM a certain portion of the upfront consideration received from such partner. The share of proceeds we are obligated to pay Kelun and HBM in accordance with the foregoing is reduced over time.

We may terminate the Kelun-HBM Agreement at our convenience upon written notice to Kelun and HBM following a specified notice period. The Kelun-HBM Agreement may also be terminated by us or Kelun and HBM for another party’s material breach of its material obligations or material breach of any material representation or warranty under the Kelun-HBM Agreement, following a specified notice and cure period (which may be extended under certain circumstances). Additionally, we or Kelun and HBM may terminate the Kelun-HBM Agreement if another party undergoes specified bankruptcy or insolvency events, following the expiration of a specified period. Kelun and HBM may also terminate the Kelun-HBM Agreement if we initiate or participate in a challenge to the validity of the licensed patents, subject to certain exceptions and a cure period, or upon our cessation of certain efforts with respect to the WIN378 Products, subject to a cure period. Upon expiration of the term of the Kelun-HBM Agreement in a given country, the license granted to us with respect to such WIN378 Product in such country will become fully paid, royalty-free, non-exclusive, and perpetual in such country.

License and Collaboration Agreement with Qyuns Therapeutics

On December 19, 2025, we entered into a license and collaboration agreement with Qyuns Therapeutics Co., Ltd., or Qyuns, and such agreement, the Qyuns Agreement. Under the Qyuns Agreement, Qyuns granted us an exclusive, worldwide (excluding Greater China), sublicensable license under Qyuns’ rights to certain patents and know-how to develop, use, promote, sell, offer for sale, import and otherwise commercialize WIN027 (also known as QX027N), a long-acting anti-TSLPxIL-13 bispecific antibody developed by Qyuns, or WIN027, and pharmaceutical products containing WIN027 as an active ingredient, or WIN027 Products, in all fields of use. Qyuns also granted us a non-exclusive, sublicensable license under certain Qyuns’ technology to manufacture and have manufactured WIN027 and WIN027 Products anywhere in the world, solely for the purpose of exploiting WIN027 outside of Greater China. Under the Qyuns Agreement, Qyuns retains the right to develop and commercialize WIN027 and WIN027 Products in Greater China. Without our mutual agreement, Qyuns may not undertake any development activities in Greater China that we reasonably believe could result in an adverse impact on the WIN027 Products outside of Greater China.

We are obligated to use commercially reasonable efforts to develop and commercialize WIN027 Products outside of Greater China. In consideration for the license rights, we paid Qyuns an upfront fee of $15 million and granted Qyuns a certain equity interest valued at $15 million in the first quarter of 2026. In addition, we have not paid Qyuns any development milestone payment, and are obligated to pay Qyuns potential additional development milestone payments totaling $100 million and potential commercial milestone payments totaling up to $570.0 million. We are also obligated to pay Qyuns mid-single digit to high-single digit tiered royalties on net sales of WIN027 Products during the term. Our obligation to pay such royalties continues, on a WIN027 Product-by-WIN027 Product and country-by-country basis, until the later of the tenth anniversary of the date of first commercial sale of the WIN027 Product in such country, or the date of expiration of the last-to-expire valid claim in the licensed patents covering such WIN027 Product in such country. Our royalty obligations are subject to customary reductions for loss of patent protection, biosimilar entry, and costs associated with third-party intellectual property licenses, subject to a standard floor.

We may terminate the Qyuns Agreement at our convenience upon written notice to Qyuns, following a specified notice period. The Qyuns Agreement may also be terminated by us or Qyuns for the other party’s material breach of its material obligations or material breach of any representation or warranty under the Qyuns Agreement, following a specified notice and cure period (which may be extended under certain circumstances). Additionally, we or Qyuns may terminate the Qyuns Agreement if the other party undergoes specified bankruptcy or insolvency events, following the expiration of a specified period. Qyuns may also terminate the Qyuns Agreement if we initiate or participate in a challenge to the validity of the licensed patents, subject to certain exceptions and a cure period. Upon expiration of the term of the Qyuns Agreement in a given country, the license grant from Qyuns to us will be fully-paid, royalty-free, non-exclusive, perpetual, and irrevocable in such country.

Government Regulation

Regulation of Biological Products in the United States

In the United States, the FDA regulates biological products under the Federal Food, Drug, and Cosmetic Act, or FDCA, the Public Health Service Act, or PHSA, and their implementing regulations. Biological products are also subject to other federal, state and local statutes and regulations.

An applicant seeking approval to market and distribute a new biological product in the United States generally must satisfactorily complete each of the following steps:

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nonclinical laboratory tests, animal studies and formulation studies, with certain studies performed in accordance with the FDA’s Good Laboratory Practices, or GLP, regulations, and other applicable regulations;

∎	completion of the manufacture, under cGMP conditions, of the product candidate that the sponsor intends to use in human clinical trials along with required analytical and stability testing;

∎	submission to the FDA of an Investigational New Drug application, or IND, for human clinical testing, which must become effective before human clinical trials may begin;

∎	approval by an independent institutional review board, or IRB, representing each clinical trial site before such site may be initiated;

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performance of adequate and well-controlled human clinical trials, in accordance with current Good Clinical Practices, or GCP, and any additional non-clinical studies required to establish the safety and effectiveness of the product candidate for each proposed indication and proposed doses;

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preparation and submission to the FDA of a BLA, as applicable, requesting approval to market the product candidate for one or more proposed indications, including submission of detailed information on the manufacture and composition of the product and proposed labeling;

∎	review of the product by an FDA advisory committee, where appropriate and as applicable;

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satisfactory completion of one or more FDA inspections of the manufacturing facility or facilities, including those of third parties, at which the product, or components thereof, are produced to assess compliance with cGMP and to assure that the facilities, methods and controls are adequate to preserve the product’s identity, strength, quality and purity;

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satisfactory completion of any FDA audits of the nonclinical studies and clinical trial sites to assure compliance with GLP, as applicable, and GCP, and the integrity of clinical data in support of the BLA;

∎	payment of user fees under the Prescription Drug User Fee Act, or PDUFA, unless exempted;

∎	obtaining FDA approval, or licensure, of the BLA; and

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compliance with any post-approval requirements, including the potential requirement to implement a Risk Evaluation and Mitigation Strategy, or REMS, and any post-approval studies or other post-marketing commitments required by the FDA.

The failure to comply with the applicable U.S. requirements at any time during the product development process, including nonclinical testing, clinical testing, and the approval process, or the post-approval process, may subject an applicant to delays in development, regulatory review or approval and/or administrative or judicial sanctions. These sanctions may include, but are not limited to, the FDA’s refusal to allow an applicant to proceed with clinical testing, refusal to approve pending applications, license suspension or revocation, withdrawal of an approval, issuance of warning or untitled letters, adverse publicity, product recalls, marketing restrictions, product seizures, import detentions and refusals, total or partial suspension of production or distribution, injunctions, fines and civil or criminal investigations and penalties brought by the FDA or the Department of Justice, or DOJ, and other governmental entities, including state agencies.

Nonclinical Studies and Investigational New Drug Application

Before testing any product candidate in humans, the product candidate must undergo nonclinical testing. Nonclinical tests include laboratory evaluations of product chemistry, formulation and stability, as well as studies to evaluate the activity and toxicity in animal studies. The conduct of certain nonclinical tests and formulation of the compounds for testing must comply with federal regulations and requirements, including GLP. The results of the nonclinical tests, together with manufacturing information, analytical data, and plans for the proposed clinical studies, are submitted to the FDA as part of an IND application. An IND is a request for authorization from the FDA to administer an investigational product to humans. An IND will also include a protocol detailing, among other things, the objectives of the clinical trial, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated, if the trial includes an efficacy evaluation. Some nonclinical testing may continue after an IND is submitted.

An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions about the product candidate or conduct of the proposed clinical trial, including concerns that human research subjects will be exposed to unreasonable health risks, and places the clinical trial on a partial or complete clinical hold. In that case, the IND sponsor and the FDA must resolve the clinical hold issues before the clinical trials can begin.

Clinical holds also may be imposed by the FDA after clinical trials have begun, including if there is concern for patient safety, as a result of new data, findings, or developments in clinical, nonclinical and/or chemistry, manufacturing and controls, or where there is non-compliance with regulatory requirements. A separate submission to an existing IND must be made for each successive clinical trial conducted during development, and the FDA reviews such submissions before each clinical trial can begin.

Human Clinical Trials in Support of a BLA

Clinical trials involve the administration of the investigational product candidate to healthy volunteers or patients with the disease or condition to be treated under the supervision of qualified investigators in accordance with GCP requirements. Clinical trials are conducted under protocols detailing, among other things, the objectives of the trial, dosing procedures, inclusion and exclusion criteria, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. Clinical testing also must satisfy extensive GCP rules and the requirements for informed consent.

A sponsor who wishes to conduct a clinical trial outside the United States may, but need not, obtain FDA authorization to conduct the clinical trial under an IND. When a foreign clinical trial is conducted under an IND, all FDA IND requirements must be met unless waived. The FDA will accept a well-designed and well-conducted foreign clinical study not conducted under an IND if the study was conducted in accordance with GCP requirements, and the FDA is able to validate the data through an onsite inspection if deemed necessary. The GCP requirements encompass both ethical and data integrity standards for clinical trials. The FDA’s regulations are intended to help ensure the protection of human subjects enrolled in non-IND foreign clinical trials, as well as the quality and integrity of the resulting data.

Further, each clinical trial must be reviewed and approved by an IRB or ethics committee at each institution at which the clinical trial will be conducted before a clinical trial commences at that institution. The IRB will consider, among other things, clinical trial design, patient informed consent, ethical factors, the safety of human subjects and the possible liability of the institution. An IRB must operate in compliance with FDA regulations. The FDA, IRB, or the clinical trial sponsor may suspend or discontinue a clinical trial at any time for various reasons, including a finding that the clinical trial is not being conducted in accordance with GCP requirements or that the participants are being exposed to an unacceptable health risk.

Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board, or DSMB, or data monitoring committee, or DMC. Depending on its charter, this group may recommend continuation of the trial as planned, changes in trial conduct, or cessation of the trial at designated check points based on certain available data from the trial to which only the DSMB/DMC has access.

Clinical trials typically are conducted in three sequential phases, but the phases may overlap or be combined. Additional studies may be required after approval.

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Phase 1 clinical trials are initially conducted in a limited population of healthy subjects or disease-affected patients to test the product candidate for safety, including adverse effects, dose tolerance, absorption, metabolism, distribution, excretion and pharmacodynamics.

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Phase 2 clinical trials are generally conducted in a limited patient population to identify possible adverse effects and safety risks, evaluate the efficacy of the product candidate for specific targeted indications and determine dose tolerance and optimal dosage. Multiple Phase 2 clinical trials may be conducted by the sponsor to obtain information prior to beginning larger and more costly Phase 3 clinical trials.

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Phase 3 clinical trials are generally undertaken within an expanded patient population to provide substantial evidence of clinical efficacy, or purity and potency, and further test for safety in an expanded and diverse patient population at multiple, geographically dispersed clinical trial sites to provide a basis for physician labeling and for submitting a BLA to seek regulatory approval for a biological product.

Post-approval trials, sometimes referred to as Phase 4 studies, may be conducted after initial regulatory approval. These studies are used to gain additional experience from the treatment of patients in the approved indication and, where applicable, to confirm a clinical benefit for products approved under accelerated approval. In some cases, the FDA may approve a BLA but require the sponsor to conduct additional clinical trials to further assess the product’s safety and effectiveness after approval. The failure to exercise due diligence with regard to conducting Phase 4 clinical trials could result in withdrawal of approval for products.

Information about applicable clinical trials must be submitted within specific timeframes to the National Institutes of Health, or NIH, for public dissemination on its ClinicalTrials.gov website.

Under the Pediatric Research Equity Act, a BLA or supplement thereto must contain data that are adequate to assess the safety and effectiveness of the product for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDCA requires that a sponsor who is planning to submit a marketing application for a product that includes a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration submit an initial Pediatric Study Plan, or PSP, within 60 days of an end-of-phase 2 meeting or as may be agreed between the sponsor and FDA. Those plans must contain an outline of the proposed pediatric study or studies the applicant plans to conduct, including study objectives and design, any deferral or waiver requests and other information required by regulation. The sponsor and the FDA must reach agreement on the PSP. The FDA or the sponsor may request an amendment to the plan at any time.

The FDA may, on its own initiative or at the request of the sponsor, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults, or full or partial waivers from the pediatric data requirements. Unless otherwise required by regulation, the pediatric data requirements do not apply to products with orphan designation.

Compliance with cGMP Requirements

Concurrent with clinical trials, companies must finalize a process for manufacturing the product candidate in commercial quantities in accordance with cGMP requirements. To help reduce the risk of introduction of adventitious agents with the use of biological products, the PHSA emphasizes the importance of manufacturing controls for products with attributes that cannot be precisely defined. The manufacturing process must be capable of consistently producing quality batches of the product and, among other things, companies must develop methods for testing the identity, strength, quality and purity of the final product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life. Before approving a BLA, the FDA will typically inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in adequate compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications.

Manufacturers and others involved in the manufacture and distribution of biologic products must also register their establishments with the FDA and certain state agencies. Both domestic and foreign manufacturing establishments must register and provide additional information to the FDA upon their initial participation in the manufacturing process. Establishments may be subject to periodic unannounced inspections by government authorities to monitor for compliance with cGMPs and other laws. Noncompliance with such requirements can lead to adverse findings by the FDA during these inspections; in instances of significant or continued noncompliance, such adverse findings can serve as the basis for additional regulatory action by the FDA, including but not limited to warning letters, recalls, seizure, consent decrees, fines, and/or criminal penalties.

Review and Approval of a BLA

The results of product candidate development, nonclinical testing and clinical trials, including negative or ambiguous results as well as positive findings, are submitted to the FDA as part of a BLA requesting approval to market the product for one or more specified indications. The BLA must contain all relevant data available from nonclinical and clinical studies, including negative or ambiguous results as well as positive findings, together with extensive manufacturing information and detailed information on the composition of the product and proposed labeling as well as payment of a user fee. Data can come from company-sponsored clinical studies, or from a number of alternative sources, such as studies initiated by investigators or other third parties. Under federal law, the submission of most BLAs are subject to an application user fee. The sponsor of an approved BLA is also subject to an annual program fee. Certain exceptions and waivers are available for some of these fees, such as an exception from the application fee for products with orphan designation and a waiver for certain small businesses.

The FDA has 60 days after submission of the application to conduct an initial review to determine whether to accept it for filing based on the agency’s threshold determination that it is sufficiently complete to permit substantive review. The FDA may refuse to file any BLA that it deems incomplete or not properly reviewable at the time of submission and may request additional information. In this event, the BLA must be resubmitted with the additional information. The resubmitted application also is subject to review before the FDA accepts it for filing. If the submission has been accepted for filing, the FDA begins an in-depth review of the application. Under the PDUFA, guidelines that are currently in effect, the FDA has ten months in which to complete its initial review of a standard application and respond to the applicant, and six months for a priority review of the application. The FDA does not always meet its PDUFA goal dates for standard and priority BLAs. The review process may be significantly extended by FDA requests for additional information, clarification or other reasons. The review process and the PDUFA goal date may be extended by three months if the FDA requests or if the applicant otherwise provides additional or clarifying information within the last three months before the PDUFA goal date.

The FDA reviews a BLA to determine, among other things, whether the product is safe and effective and whether the facility in which it is manufactured, processed, packaged or held meets standards designed to assure the product’s continued safety, quality and purity. The FDA likely will reanalyze the clinical trial data, which could result in extensive discussions between the FDA and the applicant during the review process. On the basis of the FDA’s evaluation of the application and accompanying information, including the results of the inspection of the manufacturing facilities and any FDA audits of nonclinical and clinical trial sites to assure compliance with GCPs, the FDA may issue an approval letter or a complete response letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. If the application is not approved, the FDA will issue a complete response letter, which will contain the conditions that must be met in order to secure final approval of the application, and when possible, will outline recommended actions the sponsor might take to obtain approval of the application. The complete response letter may require additional clinical data and/or other significant and time-consuming requirements related to clinical trials, nonclinical studies or manufacturing. Sponsors that receive a complete response letter may submit to the FDA information that represents a complete response to the deficiencies identified by the FDA. The FDA will then re-review the application, taking into consideration the response, and determine whether the application meets the criteria for approval. The FDA has committed to reviewing such resubmissions in two or six months depending on the type of information included. Even if such data and information are submitted, the FDA may decide that the application does not satisfy the criteria for approval. The FDA will not approve an application until issues identified in any complete response letters have been addressed. Failure to respond to a complete response letter may be considered by the FDA as a request to withdraw the application.

The FDA may refer applications for novel products or products that present difficult questions of safety or efficacy to an advisory committee. Typically, an advisory committee is a panel of independent experts, including clinicians and other scientific experts, that reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions, if any. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Even if the FDA approves a new product, the approval may be limited to specific disease states, patient populations and dosages, or the indications for use may otherwise be limited. It may also require that contraindications, warnings, or precautions be included in the product labeling. In addition, the FDA may require post-approval studies, including phase 4 clinical trials, to further assess the product’s efficacy and/or safety after approval. The agency may also require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution restrictions or other risk management mechanisms, including a REMS, to help ensure that the benefits of the product outweigh the potential risks. A REMS can include medication guides, communication plans for healthcare professionals and elements to assure safe use, or ETASU. ETASU can include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring and the use of patent registries. The FDA may prevent or limit further marketing of a product based on the results of post-market studies or surveillance programs. After approval, many types of changes to the approved product, such as adding new indications, certain manufacturing changes and additional labeling claims, are subject to further testing requirements and FDA review and approval.

Fast Track, Breakthrough Therapy and Priority Review Designations

FDA provides programs intended to facilitate and expedite development and review of new products that are intended to address an unmet medical need in the treatment of a serious or life-threatening disease or condition. These programs include fast track designation, breakthrough therapy designation and priority review designation. These designations are not mutually exclusive, and a product candidate may qualify for one or more of these programs. While these programs are intended to expedite product development and approval, they do not alter the standards for FDA approval.

The FDA may designate a product for fast track designation if it is intended, whether alone or in combination with one or more other products, for the treatment of a serious or life-threatening disease or condition, and it demonstrates the potential to address unmet medical needs for such a disease or condition. For products with fast track designation, sponsors may have more frequent interactions with the FDA, and the FDA may initiate review of sections of a product with fast track designation’s application before the application is complete. This rolling review may be available if the FDA determines, after preliminary evaluation of clinical data submitted by the sponsor, that a product with fast track designation may be effective. The sponsor must also provide, and the FDA must approve, a schedule for the submission of the remaining information and the sponsor must pay applicable user fees upon submission of the first section of the application. However, the FDA’s time period goal for reviewing a fast track application does not begin until the last section of the application is submitted. In addition, the fast track designation may be withdrawn by the FDA if the FDA believes that the designation is no longer supported by data emerging in the clinical trial process.

A product may be designated as a breakthrough therapy if it is intended, either alone or in combination with one or more other products, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. Breakthrough designation includes all of the fast track program features, and the FDA may take certain actions with respect to breakthrough therapies, including holding meetings with the sponsor throughout the development process; providing timely advice to the product sponsor regarding development and approval; involving more senior staff managers in the review process; assigning a cross-disciplinary lead for the review team; and taking other steps to design the clinical trials in an efficient manner. Breakthrough designation may be rescinded if a product no longer meets the qualifying criteria.

The FDA may designate a product for priority review if it is a product that treats a serious condition and, if approved, would provide a significant improvement in safety or effectiveness when compared with other available therapies. Significant improvement may be illustrated by evidence of increased effectiveness in the treatment of a condition, elimination or substantial reduction of a treatment-limiting adverse reaction, documented enhancement of patient compliance that may lead to improvement in serious outcomes and evidence of safety and effectiveness in a new subpopulation. A priority review designation is intended to direct overall attention and resources to the evaluation of such applications, and to shorten the FDA’s goal for taking action on a marketing application from ten months to six months. Priority review designation may be rescinded if a product no longer meets the qualifying criteria.

Pediatric Exclusivity

Pediatric exclusivity is another type of non-patent marketing exclusivity in the United States and, if granted, provides for the attachment of an additional six months of marketing protection to the term of any existing regulatory exclusivity, including orphan exclusivity. This six-month exclusivity may be granted if a BLA sponsor submits pediatric data that fairly respond to a written request from the FDA for such data. The data do not need to show the product to be safe and effective in the pediatric population studied; rather, if the clinical trial is deemed to fairly respond to the FDA’s request, the additional protection is granted and extends whatever statutory or regulatory periods of exclusivity that cover the product by six months.

U.S. Patent Term Extension and Marketing Exclusivity

In the United States, a patent claiming a new biological product, its method of use or its method of manufacture may be eligible for a limited patent term extension under the Hatch-Waxman Act, which permits a patent extension of up to five years for patent term lost during product development and FDA regulatory review. The extension period is typically one-half the time between the effective date of the IND and the submission date of the BLA, plus the time between the submission date of the BLA and the ultimate approval date, except that the review period is reduced by any time during which the applicant failed to exercise due diligence. Patent term extension cannot be used to extend the remaining term of a patent past a total of 14 years from the product’s approval date in the United States. Only one patent applicable to an approved product is eligible for the extension, and the application for the extension must be submitted prior to the expiration of the patent for which extension is sought. A patent that covers multiple products for which approval is sought can only be extended in connection with one of the approvals. The United States Patent and Trademark Office, or USPTO, reviews and approves the application for any patent term extension in consultation with the FDA.

Biosimilars and Exclusivity

The BPCIA established a regulatory framework authorizing the FDA to approve biosimilars and interchangeable biosimilars. A biosimilar is a biological product that is highly similar to an already FDA-licensed biological product, called the “reference product.” The FDA has issued multiple guidance documents outlining an approach to review and approval of biosimilars. Under the BPCIA, a manufacturer may submit an application for licensure of a biologic product that is “biosimilar to” or “interchangeable with” a reference product. In order for the FDA to approve a biosimilar product, it must find that there are no clinically meaningful differences between the reference product and proposed biosimilar product in terms of safety, purity and potency. For the FDA to approve a biosimilar product as interchangeable with a reference product, the agency must find that the biosimilar product can be expected to produce the same clinical results as the reference product, and (for products administered multiple times) that the biosimilar product and the reference product may be switched without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biologic.

Under the BPCIA, an application for a biosimilar product may not be submitted to the FDA until four years following the date of approval of the reference product. The FDA may not approve a biosimilar product until 12 years from the date on which the reference product was approved. Even if a product is considered to be a reference product eligible for exclusivity, another company could market a competing version of that product if the FDA approves a full BLA for such product containing the sponsor’s own nonclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity and potency of their product. The BPCIA also created certain exclusivity periods for biosimilars approved as interchangeable products, which may be substituted by pharmacies for the reference product, subject to state pharmacy law.

Post-Approval Regulation

If regulatory approval for a product or new indication for an existing product is obtained, the sponsor will be required to comply with all generally applicable post-approval regulatory requirements as well as any specific post-approval requirements that the FDA may impose as part of the approval process. The sponsor will be required to report certain adverse reactions and production problems to the FDA, provide updated safety and efficacy information and comply with advertising and promotional labeling requirements and record-keeping requirements. Additionally, after approval, most changes to the approved product, such as adding new indications or other labeling claims, are subject to prior FDA review and approval. Manufacturers and certain of their subcontractors must register their establishments with the FDA and certain state agencies and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with ongoing regulatory requirements, including cGMP regulations. Changes to the manufacturing process are strictly regulated, and, depending on the significance of the change, may require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting requirements upon the sponsor and third-party manufacturers. Accordingly, the sponsor and its third-party manufacturers must continue to expend time, money and effort to maintain compliance with cGMP regulations and other regulatory requirements.

Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information, imposition of post-market studies or clinical trials to assess new safety risks, or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:

∎	restrictions on the marketing or manufacturing of the product;

∎	fines, warning letters, untitled letters or holds on post-approval clinical trials;

∎	refusal of the FDA to approve pending applications or supplements to approved applications, or suspension or revocation of product licenses;

∎	product recall, seizure or detention, or refusal to permit the import or export of products;

∎	mandated modification of promotional materials and labeling and the issuance of corrective information;

∎	issuance of safety alerts, Dear Healthcare Provider letters, press releases and other communications containing warnings or other safety information about the product;

∎	withdrawal of the product from the market; or

∎	injunctions or the imposition of civil or criminal penalties.

The FDA strictly regulates the marketing, labeling, advertising and promotion of prescription biological products placed on the market. This regulation includes, among other things, standards and regulations for direct-to-consumer advertising, communications regarding unapproved uses, industry-sponsored scientific and educational activities and promotional activities involving the internet and social media. Promotional claims about a product’s safety or effectiveness are prohibited before it is approved. After approval, a product generally may be promoted for uses or patient populations consistent with the product’s prescribing information. In the United States, healthcare professionals are generally permitted to prescribe products for uses that are not approved by the FDA (sometimes called “off-label use”) because the FDA does not regulate the practice of medicine. However, FDA regulations restrict manufacturers’ communications about off-label uses. Promotional materials for approved biological products generally must be submitted to the FDA in conjunction with their first use.

If a company, including any representative of the company or anyone speaking on behalf of the company, is found to have promoted off-label uses, the company may become subject to adverse public relations and administrative and judicial enforcement by the FDA, the DOJ, or the Office of the Inspector General of the Department of Health and Human Services, as well as state authorities. This could subject a company to a range of penalties that could have a significant commercial impact, including civil and criminal fines and agreements that materially restrict the manner in which a company promotes or distributes its products.

Combination Products

Our product candidates are being developed together with an injector device, such as a pre-filled syringe or autoinjector, which will render them combination products with a device component. Specifically, under regulations issued by the FDA, a combination product may include:

∎	a product comprised of two or more regulated components that are physically, chemically, or otherwise combined or mixed and produced as a single entity;

∎

two or more separate products packaged together in a single package or as a unit and composed of drug and device products, device and biological products, biological and drug products or biological products, drug products and device products;

∎

a drug, or device, or biological product packaged separately that according to its investigational plan or proposed labeling is intended for use only with an individually specified drug, or device, or biological product where both are required to achieve the intended use, indication, or effect and where upon approval of the proposed product, the labeling of the other product would need to be updated (e.g., to reflect a change in intended use, dosage form, strength, route of administration, or significant change in dose); or

∎

an investigational drug, or device, or biological product packaged separately that according to its proposed labeling is for use only with another individually specified investigational drug, device, or biological product where both are required to achieve the intended use, indication, or effect.

Under the FDCA and its implementing regulations, the FDA is charged with assigning a center with primary jurisdiction, or a lead center, for review of a combination product. The designation of a lead center generally eliminates the need to receive approvals from more than one FDA center for combination products, although it does not preclude consultations by the lead center with another FDA center. The determination of which center will be the lead center is based on the “primary mode of action” of the combination product. The FDA has established an Office of Combination Products to address issues regarding combination products and provide more certainty to the regulatory review process. This office is responsible for developing guidance and regulations to clarify the regulation of combination products, and for assigning the FDA center that will have primary jurisdiction for review of a combination product where the jurisdiction is unclear or in dispute.

Following approval of a combination product, each component of a combination product retains its regulatory status (as a biologic or device, for example) and is subject to the requirements established by the FDA for that type of component.

A combination product candidate with a biologic primary mode of action, as we expect our combination products to be regulated, generally would be reviewed and approved pursuant to a BLA. In reviewing the BLA for such a product, however, FDA reviewers in the biologic center could consult with their counterparts in the device center to ensure that the drug and device component of the combination product candidate, as applicable, met all requirements applicable to its category. In addition, under FDA regulations, combination products are subject to the cGMP requirements applicable to each component within the combination.

Data Privacy and Security Laws

In the ordinary course of business, we collect, receive, store, process, generate, use, transfer, disclose, make accessible, protect, secure, dispose of, transmit, and share, or collectively, process, personal data (including health-related information) and other sensitive information, including proprietary and confidential business information and information about trial participants in connection with clinical trials, or collectively, sensitive information. Accordingly, we are subject to numerous state, federal and foreign laws and regulations; contractual obligations; industry standards; policies and other obligations related to data privacy and security. For example, in the United States, numerous federal and state laws and regulations, including data breach notification laws; health information privacy and security laws; data transfer laws and rules; and consumer protection laws each govern or may govern the processing of sensitive information and these obligations are increasingly stringent and reflect the evolving regulatory frameworks related to personal data processing that increase our compliance obligations and exposure for any actual or perceived noncompliance. The impact these increasingly stringent laws and evolving regulatory frameworks related to personal data processing may have on us is more fully discussed in the section titled “Risk factors” appearing elsewhere in this prospectus.

For example, under HIPAA, HHS has issued regulations to protect the privacy and security of protected health information, or PHI, used or disclosed by covered entities including certain healthcare providers, health plans and healthcare clearinghouses, as well as their business associates that perform certain services that involve creating, receiving, maintaining or transmitting individually identifiable health information for or on behalf of such covered entities and their covered subcontractors. Certain states have also adopted privacy and security laws and regulations, which govern the privacy, processing and protection of health-related and other personal information, including consumer privacy laws that grant certain rights to data subjects and place increased privacy and security obligations on entities handling personal data of consumers or households, for example, the California Consumer Privacy Act, or CCPA.

While there are some exemptions for certain data processed in the context of clinical trials, developments in data privacy and security laws may further complicate compliance efforts.

In addition, certain foreign laws and regulations also govern the privacy, security and processing of sensitive information and apply presently or may apply in the future to our operations. For example, the PRC has enacted the Personal Information Protection Law, or the PIPL, Data Security Law, or the DSL, the Cybersecurity Law, or the CSL, and other implementing regulations to govern data privacy and security (including cross-border data transfers). Under the PIPL, entities conducting cross-border transfers of personal data are required to meet certain conditions, including, to the extent applicable, satisfaction of the security assessments conducted by competent government authorities, signing and filing of standard contracts or obtaining certifications from qualified institutions (unless an exemption applies), and fulfillment of notice and consent requirements. The DSL mandates entities processing “important data” to comply with specific data security obligations, including localizing such data in the PRC unless a security assessment is passed. The CSL requires network operators to follow the principles of legality, legitimacy, and necessity when collecting and using personal data. Further, certain industry-specific Chinese laws and regulations apply to the collection and processing of trial participants’ data and human genetic resources, such as the PRC’s Biosecurity Law and Regulations on the Administration of Human Genetic Resources, which may impose further restrictions on the export of information that constitutes human genetic resources. Other foreign privacy laws include the European Union’s General Data Protection Regulation 2016/679, or EU GDPR, and other national data protection legislation in force in relevant EEA Member States, the EU GDPR as it forms part UK law by virtue of section 3 of the European Union (Withdrawal) Act 2018, or UK GDPR, and the Swiss Federal Act on Data Protection, or FADP, and its implementing Ordinance on Data Protection, or DPO, which impose obligations comparable to those under the EU GDPR, including with respect to lawful processing, data security, cross-border data transfers, data subject rights, and data breach notification obligations.

Regulation and Procedures Governing Approval of Medicinal Products Outside the United States

In order to market any product outside of the United States, a company must also comply with numerous and varying regulatory requirements of other countries and jurisdictions regarding quality, safety and efficacy and governing, among other things, clinical trials, marketing authorization, commercial sales and distribution of products. Whether or not it obtains FDA approval for a product, an applicant will need to obtain the necessary approvals by the comparable foreign regulatory authorities before it can commence clinical trials or marketing of the product in those countries or jurisdictions. For example, the process governing approval of medicinal products in the European Union generally follows the same lines as in the United States. It entails satisfactory completion of nonclinical studies and adequate and well-controlled clinical trials to establish the safety and efficacy of the product for each proposed indication. It also requires the submission to the relevant competent authorities of a marketing authorization application, or MAA, and granting of a marketing authorization by these authorities before the product can be marketed and sold in the European Union.

Clinical Trial Approval

In April 2014, the European Union, or the EU, adopted the Regulation (EU) No 536/2014, or Clinical Trials Regulation, or CTR, which entered into application on January 31, 2022 repealing and replacing the Clinical Trials Directive 2001/20/EC. The CTR is directly applicable in all European Union Member States meaning no national implementing legislation in each European Union Member State is required. The CTR aims at harmonizing and streamlining the approval of clinical trials in the European Union, simplifying adverse-event reporting procedures, improving the supervision of clinical trials and increasing their transparency. For instance, the CTR provides for a streamlined application procedure via a single-entry point and strictly defined deadlines for the assessment of clinical trial applications. Parties conducting certain clinical trials must, as in the United States, post clinical trial information in the European Union on the Clinical Trials Information System.

Clinical trials of medicinal products in the European Union must be conducted in accordance with European Union and national regulations and the International Council for Harmonization of Technical Requirements for Pharmaceuticals for Human Use, or the ICH, guidelines on GCP, as well as the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki. If the sponsor of the clinical trial is not established within the European Union, it must appoint an EU entity to act as its legal representative. The sponsor must take out a clinical trial insurance policy, and in most EU Member States, the sponsor is liable to provide ‘no fault’ compensation to any study subject injured in the clinical trial.

The CTR transition period ended on January 31, 2025, and all clinical trials (and related applications) are now fully subject to the provisions of the CTR. Compliance with the CTR requirements by us and our third-party service providers, such as CROs, may impact our developments plans.

PRIME Designation in the European Union

The PRIority MEdicines, or PRIME, scheme is intended to encourage product development in areas of unmet medical need and provides accelerated assessment of products representing substantial innovation reviewed under the centralized procedure. Eligible products must target conditions for which there is an unmet medical need (there is no satisfactory method of diagnosis, prevention or treatment in the European Union or, if there is, the new medicine will bring a major therapeutic advantage) and they must demonstrate the potential to address the unmet medical need by introducing new methods of therapy or improving existing ones. Products from small- and medium-sized enterprises may qualify for earlier entry into the PRIME scheme than larger companies. Many benefits accrue to sponsors of therapeutic candidates with PRIME designation, including but not limited to early and proactive regulatory dialogue with the European Medicines Agency, or EMA, frequent discussions on clinical trial designs and other development program elements, and potentially accelerated MAA assessment once a dossier has been submitted. Importantly, a dedicated EMA contact and rapporteur from the Committee for Medicinal Products for Human Use, or CHMP, are appointed early in the PRIME scheme facilitating increased understanding of the product at the EMA’s Committee level. A kick-off meeting initiates these relationships and includes a team of multidisciplinary experts at the EMA to provide guidance on the overall development and regulatory strategies. Where, during the course of development, a medicine no longer meets the eligibility criteria, support under the PRIME scheme may be withdrawn.

Marketing Authorization

To obtain a marketing authorization for a product under the European Union regulatory system, an applicant must submit an MAA, either under a centralized procedure administered by the EMA or one of the procedures administered by competent authorities in European Union Member States (decentralized procedure, national procedure, or mutual recognition procedure). A marketing authorization may be granted only to an applicant established in the European Union. Regulation (EC) No 1901/2006 provides that prior to obtaining a marketing authorization in the European Union, an applicant must demonstrate compliance with all measures included in an EMA-approved Pediatric Investigation Plan, or PIP, covering all subsets of the pediatric population, unless the EMA has granted a product-specific waiver, class waiver or a deferral for one or more of the measures included in the PIP. The Paediatric Committee of the EMA, or PDCO, may grant deferrals for some medicines, allowing a company to delay development of the medicine for children until there is enough information to demonstrate its effectiveness and safety in adults. The PDCO may also grant waivers when development of a medicine for children is not needed or is not appropriate, such as for diseases that only affect the elderly population. The respective requirements for all marketing authorization procedures are laid down in Regulation (EC) No 1901/2006, the so-called Paediatric Regulation. This requirement also applies when a company wants to add a new indication, pharmaceutical form or route of administration for a medicine that is already authorized. Products that are granted a marketing authorization with the results of the pediatric clinical trials conducted in accordance with the PIP (even where such results are negative) are eligible for six months’ supplementary protection certificate extension. In the case of orphan medicinal products, a two-year extension of the orphan market exclusivity may be available. This pediatric reward is subject to specific conditions and is not automatically available when data in compliance with the PIP are developed and submitted.

The centralized procedure provides for the grant of a single marketing authorization by the European Commission that is valid for the EEA. Pursuant to Regulation (EC) No. 726/2004, the centralized procedure is compulsory for specific products, including for medicines produced by certain biotechnological processes, products designated as orphan medicinal products, advanced therapy medicinal products (gene-therapy, somatic cell-therapy or tissue-engineered medicines) and products with a new active substance indicated for the treatment of certain diseases, including products for the treatment of cancer, HIV, AIDS, neurodegenerative disorders, diabetes, auto-immune and other immune dysfunctions and viral diseases. The centralized procedure is optional for products containing a new active substance not yet authorized in the European Union, or for products that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the European Union. Manufacturers must demonstrate the quality, safety and efficacy of their products to the EMA. The CHMP provides an opinion regarding the MAA. The European Commission grants or refuses a marketing authorization in light of the opinion delivered by the EMA.

Under the centralized procedure, the CHMP is responsible for conducting an initial assessment of a product. The maximum timeframe for the evaluation of an MAA is 210 days, excluding clock stops when additional information or written or oral explanation is to be provided by the applicant in response to questions of the CHMP. Clock stops may extend the timeframe of evaluation of an MAA considerably beyond 210 days. Where the CHMP gives a positive opinion, the EMA provides the opinion together with supporting documentation to the European Commission, who makes the final decision to grant a marketing authorization, which is issued within 67 days of receipt of the EMA’s recommendation.

Accelerated evaluation may be granted by the CHMP in exceptional cases, when a medicinal product is of major interest from the point of view of public health and, in particular, from the viewpoint of therapeutic innovation. If the CHMP accepts such a request, the time limit of 210 days will be reduced to 150 days (excluding clock stops), but it is possible that the CHMP may revert to the standard time limit for the centralized procedure if it determines that it is no longer appropriate to conduct an accelerated assessment.

National marketing authorizations, which are issued by the competent authorities of the Member States of the European Union and only cover their respective territory, are available for products not falling within the mandatory scope of the centralized procedure. Where a product has already been authorized for marketing in a Member State of the European Union, this national authorization can be recognized in other Member States through the mutual recognition procedure. If the product has not received a national authorization in any Member State at the time of application, it can be approved simultaneously in various Member States through the decentralized procedure.

Now that the United Kingdom (which comprises Great Britain and Northern Ireland) has left the European Union, Great Britain is no longer covered by centralized marketing authorizations (under the Northern Irish Protocol, centralized marketing authorizations currently continue to be recognized in Northern Ireland). On January 1, 2024, a new International Recognition Procedure was put in place by the United Kingdom’s medicines regulator, the Medicines and Healthcare products Regulatory Agency, or MHRA, under which the MHRA may base a decision to grant a marketing authorization on the positive opinion of the EMA or the approval granted by certain other third country regulators. The MHRA also has the power to have regard to marketing authorizations approved in European

Union Member States through decentralized or mutual recognition procedures with a view to more quickly granting a marketing authorization in the United Kingdom or Great Britain.

Regulatory Data Protection in the European Union

In the European Union, new chemical entities (including both small molecules and biological medicinal products) approved on the basis of a complete and independent data package, and existing chemical entities for which a previously non-existing therapeutic indication is sought, qualify for eight years of data exclusivity upon marketing authorization and an additional two years of market exclusivity pursuant to Regulation (EC) No 726/2004, as amended, and Directive 2001/83/EC, as amended. Data exclusivity, if granted, prevents generic or biosimilar applicants from referencing the innovator’s nonclinical and clinical trial data contained in the dossier of the reference product when applying for a generic or biosimilar marketing authorization, for a period of eight years from the date on which the reference product was first authorized in the European Union. During the additional two-year period of market exclusivity, a generic or biosimilar MAA can be submitted, and the innovator’s data may be referenced, but no medicinal product can be marketed until the expiration of the market exclusivity. The overall ten-year period will be extended to a maximum of eleven years if, during the first eight years of those ten years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to authorization, is held to bring a significant clinical benefit in comparison with existing therapies. Even if a compound is considered to be a new chemical entity so that the innovator gains the prescribed period of data exclusivity, another company may market another version of the product if such company obtained marketing authorization based on an MAA with a complete and independent data package of pharmaceutical tests, nonclinical tests and clinical trials.

Patent Term Extensions in the European Union and Other Jurisdictions

The European Union also provides for patent term extension through supplementary protection certificates, or SPCs. The rules and requirements for obtaining an SPC are similar to those in the United States. An SPC may extend the term of a patent for up to five years after its originally scheduled expiration date and can provide up to a maximum of fifteen years of marketing exclusivity for a product. In certain circumstances, the period of SPC protection may be extended for six additional months if pediatric exclusivity is obtained; and in the case of orphan medicinal products, a two-year extension of the orphan market exclusivity may be available. Although SPCs are available throughout the European Union, sponsors must apply on a country-by-country basis. Similar patent term extension rights exist in certain other foreign jurisdictions outside the European Union.

Periods of Authorization and Renewals

A marketing authorization is valid for five years, in principle, and it may be renewed indefinitely after five years on the basis of a re-evaluation of the risk-benefit balance by the EMA or by the competent authority of the authorizing Member State. To that end, the marketing authorization holder must provide the EMA or the competent authority with a consolidated version of the Common Technical Document in respect of quality, safety and efficacy, including all variations introduced since the marketing authorization was granted, at least nine months before the marketing authorization ceases to be valid. Once renewed, the marketing authorization is valid for an unlimited period, unless the European Commission or the competent authority decides, on justified grounds relating to pharmacovigilance, to proceed with one additional five-year renewal period. Any authorization that is not followed by the placement of the product on the European Union market (in the case of the centralized procedure) or on the market of the authorizing Member State (in the case of a national procedure) within three years after authorization, or which is not placed on the market for a consecutive period of three years at any time during its authorization, ceases to be valid.

Regulatory Requirements After Marketing Authorization

Following approval, the holder of the marketing authorization is required to comply with a range of requirements applicable to the manufacturing, marketing, promotion and sale of the medicinal product, and must adhere in strict compliance with the applicable European Union laws, regulations and guidance, including Directive 2001/83/EC, Directive (EU) 2017/157, Regulation (EC) No 726/2004 and the European Commission Guidelines for Good Manufacturing Practice. These include compliance with the European Union’s stringent pharmacovigilance or safety reporting rules, pursuant to which post-authorization studies and additional monitoring obligations can be imposed. In addition, the manufacturing of authorized products, for which a separate manufacturer’s license is mandatory, must also be conducted in strict compliance with the EMA’s GMP requirements and comparable requirements of other regulatory bodies in the European Union, which mandate the methods, facilities and controls used in manufacturing, processing and packing of products to assure their safety and identity.

The holder of a MA must establish and maintain a pharmacovigilance system and appoint an individual qualified person for pharmacovigilance, or QPPV, who is responsible for the establishment and maintenance of that system, and oversees the safety profiles of medicinal products and any emerging safety concerns. Key obligations include expedited reporting of suspected serious adverse reactions and submission of periodic safety update reports, or PSURs. All new MAA must include a risk management plan, or RMP, describing the risk management system that the company will put in place and documenting measures to prevent or minimize the risks associated with the product.

Much like the Anti-Kickback Statute prohibition in the United States, the provision of benefits or advantages to physicians to induce or encourage the prescription, recommendation, endorsement, purchase, supply, order or use of medicinal products is also prohibited in the European Union. The provision of benefits or advantages to induce or reward improper performance generally is usually governed by the national anti-bribery laws of European Union Member States and the Bribery Act 2010 in the United Kingdom. Infringement of these laws could result in substantial fines and imprisonment. EU Directive 2001/83/EC, which is the EU Directive governing medicinal products for human use, further provides that, where medicinal products are being promoted to persons qualified to prescribe or supply them, no gifts, pecuniary advantages or benefits in kind may be supplied, offered or promised to such persons unless they are inexpensive and relevant to the practice of medicine or pharmacy. This provision has been transposed into the Human Medicines Regulations 2012 and so remains applicable in the United Kingdom despite its departure from the European Union.

Payments made to physicians in certain European Union Member States must be publicly disclosed. Moreover, agreements with physicians often must be the subject of prior notification and approval by the physician’s employer, his or her competent professional organization and/or the regulatory authorities of the individual European Union Member States. These requirements are provided in the national laws, industry codes or professional codes of conduct, applicable in the European Union Member States. Failure to comply with these requirements could result in reputational risk, public reprimands, administrative penalties, fines or imprisonment.

The advertising and promotion of medicinal products is also subject to laws concerning promotion of medicinal products, interactions with physicians, misleading and comparative advertising and unfair commercial practices. All advertising and promotional activities for the product must be consistent with the approved summary of product characteristics, and therefore all off-label promotion is prohibited. Direct-to-consumer advertising of prescription medicines is also prohibited in the European Union. Although general requirements for advertising and promotion of medicinal products are established under European Union directives, the details are governed by regulations in each Member State and can differ from one country to another.

Orphan Designation And Exclusivity

Regulation (EC) No 141/2000 and Regulation (EC) No. 847/2000 provide that a product can be designated as an orphan product by the European Commission if its sponsor can establish that the product is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition, where either (i) such condition affects not more than five in ten thousand persons in the European Union when the application is made, or (ii) without incentives it is unlikely that the marketing of the product in the European Union would generate sufficient return to justify the necessary investment in its development. For either of these conditions, the applicant must demonstrate that there exists no satisfactory method of diagnosis, prevention or treatment of the condition in question that has been authorized in the European Union or, if such method exists, the product will be of significant benefit to those affected by that condition.

An orphan designation provides a number of benefits, including fee reductions, regulatory assistance and the possibility to apply for a centralized marketing authorization. Marketing authorization for an orphan product leads to a ten-year period of market exclusivity being granted following marketing approval of the orphan product. During this market exclusivity period, the EMA, the European Commission or the European Union Member States may only grant a marketing authorization to a “similar medicinal product” for the same therapeutic indication as an authorized orphan product if: (i) a second applicant can establish that its product, although similar to the authorized orphan product, is safer, more effective or otherwise clinically superior; (ii) the marketing authorization holder for the authorized orphan product consents to a second orphan medicinal product application; or (iii) the marketing authorization holder for the authorized orphan product cannot supply enough orphan medicinal product. A “similar medicinal product” is defined as a medicinal product containing a similar active substance or substances as contained in an authorized orphan medicinal product, and which is intended for the same therapeutic indication. The market exclusivity period for the authorized therapeutic indication may, however, be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria for orphan designation, including if the product is sufficiently profitable not to justify market exclusivity. Orphan designation must be requested before submitting an application for marketing approval. Orphan designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.

The aforementioned European Union rules are applicable in the EFTA Pillar of the EEA (Iceland, Liechtenstein and Norway).

Regulation of Combination Products in the EU

The EU regulates medical devices and medicinal products separately, through different legislative instruments, and the applicable requirements will vary depending on the type of drug-device combination product. EU guidance has been published to help manufacturers select the right regulatory framework.

Drug-delivery products intended to administer a medicinal product where the medicinal product and the device form a single integral product are regulated as medicinal products in the EU. The EMA is responsible for evaluating the quality, safety and efficacy of MAAs submitted through the centralized procedure, including the safety and performance of the medical device in relation to its use with the medicinal product. The EMA or the EU Member State national competent authority will assess the product in accordance with the rules for medicinal products described above but the device part must comply with the Medical Devices Regulation (including the general safety and performance requirements provided in Annex I). MAA must include—where available—the results of the assessment of the conformity of the device part with the Medical Devices Regulation contained in the manufacturer’s EU declaration of conformity of the device or the relevant certificate issued by a notified body. If the MAA does not include the results of the conformity assessment and where for the conformity assessment of the device, if used separately, the involvement of a notified body is required, the competent authority must require the applicant to provide a notified body opinion on the conformity of the device.

By contrast, in case of drug-delivery products intended to administer a medicinal product where the device and the medicinal product do not form a single integral product (but are e.g. co-packaged), the medicinal product is regulated in accordance with the rules for medicinal products described above while the device part is regulated as a medical device and will have to comply with all the requirements set forth by the Medical Devices Regulation.

The characteristics of non-integral devices used for the administration of medicinal products may impact the quality, safety and efficacy profile of the medicinal products. To the extent that administration devices are co-packaged with the medicinal product or, in exceptional cases, where the use of a specific type of administration device is specifically provided for in the product information of the medicinal product, additional information may need to be provided in the MAA for the medicinal product on the characteristics of the medical device(s) that may impact on the quality, safety and/or efficacy of the medicinal product.

The requirements regarding quality documentation for medicinal products when used with a medical device, including single integral products, co-packaged and referenced products, are outlined in the EMA guideline of July 22, 2021, which became applicable as of January 1, 2022.

The aforementioned EU rules are generally applicable in the EEA.

Reform of the Regulatory Framework in the European Union

The EU pharmaceutical legislation has been undergoing a complete review process, in the context of the Pharmaceutical Strategy for Europe initiative, launched by the European Commission in November 2020. The European Commission’s proposal for revision of several legislative instruments related to medicinal products was published on April 26, 2023. The proposed changes have since discussed and negotiated by the European Parliament and the Council of the European Union as part of the European Union ordinary legislative process. A provisional agreement has been reached by the European Parliament and Council of the European Union on the proposed revisions on December 11, 2025. Following endorsement of the compromise texts by the Council’s COREPER and approval by SANT in March 2026, the proposed revisions (affecting the duration of regulatory data protection and market protection, including for orphan medicinal products, revising the eligibility for expedited pathways, etc.) must now be formally adopted by the Council of the EU and the European Parliament in plenary, currently anticipated by fall 2026. The proposed changes are not expected to become applicable before the fourth quarter of 2028 but may, however, have a significant impact on the pharmaceutical industry and our business in the long term.

Brexit and the Regulatory Framework in the United Kingdom

The United Kingdom formally left the European Union on January 31, 2020, and the European Union and the United Kingdom have concluded a trade and cooperation agreement, or TCA, which was provisionally applicable since January 1, 2021 and has been formally applicable since May 1, 2021. The TCA includes specific provisions concerning pharmaceuticals, which include the mutual recognition of GMP, inspections of manufacturing facilities for medicinal products and GMP documents issued, but does not provide for wholesale mutual recognition of UK and European Union pharmaceutical regulations. At present, Great Britain has implemented European Union legislation on the marketing, promotion and sale of medicinal products through the Human Medicines Regulations 2012 (as amended) (under the Northern Ireland Protocol, the European Union regulatory framework currently continues to apply in Northern Ireland). The regulatory regime in Great Britain therefore aligns in many ways with current European Union regulations, however it is likely that these regimes will diverge significantly in the future now that Great Britain’s regulatory system is independent from the European Union and the TCA does not provide for mutual recognition of UK and European Union pharmaceutical legislation. However, notwithstanding that there is no wholesale recognition of European Union pharmaceutical legislation under the TCA, under a new international recognition procedure which was put in place by the MHRA on January 1, 2024, the MHRA may take into account decisions on the approval of a marketing authorization from the EMA (and certain other regulators) when considering an application for a Great Britain marketing authorization.

On February 27, 2023, the UK government and the European Commission announced a political agreement in principle to replace the Northern Ireland Protocol with a new set of arrangements, known as the “Windsor Framework.” This new framework fundamentally changes the existing system under the Northern Ireland Protocol, including with respect to the regulation of medicinal products in the United Kingdom. In particular, the MHRA will be responsible for approving all medicinal products destined for the UK market (i.e., Great Britain and Northern Ireland), and the EMA will no longer have any role in approving medicinal products destined for Northern Ireland. A single UK-wide marketing authorization will be granted by the MHRA for all medicinal products to be sold in the United Kingdom, enabling products to be sold in a single pack and under a single authorization throughout the United Kingdom. The Windsor Framework was approved by the EU-UK Joint Committee on March 24, 2023, so the UK government and the European Union will enact legislative measures to bring it into law. On June 9, 2023, the MHRA announced that the medicines aspects of the Windsor Framework will apply from January 1, 2025.

Coverage and Reimbursement

In the United States and markets in other countries, patients generally rely on third-party payors to reimburse all or part of the costs associated with their treatment. Adequate coverage and reimbursement from governmental healthcare programs, such as Medicare and Medicaid, and commercial payors are critical to new product acceptance. Our ability to successfully commercialize WIN378, WIN027 and any potential future product candidates will depend in part on the extent to which coverage and adequate reimbursement for these products and related treatments will be available from government health administration authorities, private health insurers and other organizations. Even if coverage is provided, the approved reimbursement amount may not be high enough to allow us to establish or maintain pricing sufficient to realize a sufficient return on our investment. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels.

There is also significant uncertainty related to the insurance coverage and reimbursement of newly approved products and coverage may be more limited than the purposes for which the medicine is approved by the FDA or comparable foreign regulatory authorities. In the United States, private payors tend to follow the coverage and reimbursement for new medicines typically made by CMS, an agency within HHS, which decides whether and to what extent a new medicine will be covered and reimbursed under Medicare.

Factors payors consider in determining reimbursement are based on whether the product is:

∎	a covered benefit under its health plan;

∎	safe, effective and medically necessary;

∎	appropriate for the specific patient;

∎	cost-effective; and

∎	neither experimental nor investigational.

Further, net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. We cannot be sure that reimbursement will be available for any product candidate that we commercialize and, if reimbursement is available, the level of reimbursement. For example, many pharmaceutical manufacturers must calculate and report certain price reporting metrics to the government, such as average sales price, or ASP and best price. Penalties may apply in some cases when such metrics are not submitted accurately and timely. Further, these prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs. In addition, HHS imposes rebates on many Medicare Part B and Medicare Part D products to penalize price increases that outpace inflation. HHS has also been empowered to negotiate the price of certain single-source biologics that have been on the market for at least eleven (11) years covered under Medicare as part of the Medicare Drug Price Negotiation Program. Each year up to twenty (20) products will be selected by HHS for the Medicare Drug Price Negotiation Program. Products subject to the Medicare Drug Price Negotiation Program are expected to experience a significant reduction in reimbursement from the Medicare program on a per unit basis.

In some foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing vary widely from country to country. For example, the European Union provides options for its Member States to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. To obtain reimbursement or pricing approval, some of these countries may require the completion of clinical trials that compare the cost effectiveness of a particular product candidate to currently available therapies. A Member State may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for WIN378, WIN027 and any potential future product candidates. Historically, products launched in the European Union do not follow price structures of the U.S. and generally prices tend to be significantly lower.

On December 13, 2021, Regulation No 2021/2282 on Health Technology Assessment, or HTA, amending Directive 2011/24/EU, was adopted. The Regulation entered into force in January 2022 and has been applicable since January 2025, with phased implementation based on the type of product, i.e. oncology and advanced therapy medicinal products as of 2025, orphan medicinal products as of 2028, and all other medicinal products by 2030. The Regulation intends to boost cooperation among EU Member States in assessing health technologies, including new medicinal products, and provide the basis for cooperation at the EU level for joint clinical assessments in these areas. It will permit EU Member States to use common HTA tools, methodologies, and procedures across the European Union, working together in four main areas, including joint clinical assessment of the innovative health technologies with the highest potential impact for patients, joint scientific consultations whereby developers can seek advice from HTA authorities, identification of emerging health technologies to identify promising technologies early, and continuing voluntary cooperation in other areas. Individual EU Member States will continue to be responsible for assessing non-clinical (e.g., economic, social, ethical) aspects of health technology, and making decisions on pricing and reimbursement.

Other Healthcare Laws

Health care providers, including physicians, and third-party payors play a primary role in the recommendation and prescription of drug products that are granted marketing approval. Arrangements with providers, consultants, third-party payors and customers are subject to broadly applicable fraud and abuse, anti-kickback, false claims laws, patient privacy laws and regulations and other health care laws and regulations that may constrain business and/or financial arrangements. Restrictions under applicable federal and state health care laws and regulations include the following:

∎

the federal Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, offering, paying, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made, in whole or in part, under a federal health care program such as Medicare and Medicaid. Additionally, a person or entity does not need to have actual knowledge of the federal Anti-Kickback Statute, or the specific intent to violate it, to have violated the statute;

∎

the federal civil and criminal false claims laws, including the civil False Claims Act, and civil monetary penalties laws, which prohibit individuals or entities from, among other things, knowingly presenting, or causing to be presented, directly or indirectly, to the federal government, claims for payment that are false, fictitious or fraudulent or knowingly making, using or causing to made or used a false record or statement to avoid, decrease or conceal an obligation to pay money to the federal government. Moreover, a violation of the federal Anti-Kickback Statute is grounds for the government or a whistleblower to assert that a claim for payment of items or services resulting from such violation constitutes a false or fraudulent claim for purposes of the False Claims Act;

∎

the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created additional federal criminal laws that prohibit, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any health care benefit program or making false statements relating to health care matters. Similar to the Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute, or the specific intent to violate it, to have committed a violation;

∎

the federal false statements statute, which prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for health care benefits, items or services;

∎

the federal transparency requirements known as the federal Physician Payments Sunshine Act, enacted as part of the Patient Protection and Affordable Health Care Act, as amended by the Health Care and Education Reconciliation Act, collectively, the ACA, which requires certain manufacturers of drugs, devices, biologics and medical supplies to report annually to CMS, information related to payments and other transfers of value made by that entity to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain other health care professionals (such as physician assistants and certain advance practices nurses), and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members; and

∎

analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, which may apply to health care items or services that are reimbursed by non-government third-party payors, including private insurers.

Additionally, some state and local laws require certain regulatory licenses to manufacture or distribute their products commercially and/or the registration of pharmaceutical sales representatives in the jurisdiction. Further, some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government in addition to requiring manufacturers to report information related to payments to physicians and other health care providers or marketing expenditures. Additionally, some state and local laws require the registration of pharmaceutical sales representatives in the jurisdiction.

Violations of such laws may result in significant penalties, including criminal, civil and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from participation in government healthcare programs, contractual damages, reputational harm, integrity oversight and reporting obligations, diminished profits and future earnings, and the curtailment or restructuring of operations.

Healthcare Reform

In the United States, the EU and other jurisdictions, there have been, and we expect there will continue to be, a number of legislative and regulatory changes and proposed changes to the healthcare system that could affect our future results of operations. In particular, there have been and continue to be a number of initiatives at the U.S. federal and state levels that seek to reduce healthcare costs and improve the quality of healthcare. For example, in March 2010, the ACA was enacted, which substantially changed the way healthcare is financed by both governmental and private insurers. Since its enactment, there have been amendments and judicial, Congressional and executive branch challenges to certain aspects of the ACA. For example, on July 4, 2025, the One Big Beautiful

Bill Act, or the OBBBA, was signed into law, which narrowed access to ACA marketplace exchange enrollment and declined to extend the ACA enhanced advanced premium tax credits that expired at the end of 2025, which, among other provisions in the law, are anticipated to reduce the number of Americans with health insurance. The OBBBA also is expected to reduce Medicaid spending and enrollment by implementing work requirements for some beneficiaries, capping state-directed payments, reducing federal funding, and limiting provider taxes used to fund the program. Congress is considering proposed legislation intended to further reduce healthcare costs with alternatives to replace the expired ACA subsidies. We expect that additional U.S. federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that the U.S. federal government will pay for healthcare products and services, which could result in reduced demand for our product candidates or additional pricing pressures.

Other legislative changes have been proposed and adopted in the United States since the ACA was enacted. These changes include aggregate reductions to Medicare payments to providers, which began in 2013 and will remain in effect until 2032 unless additional Congressional action is taken.

The current administration is pursuing policies to reduce regulations and expenditures across government agencies including at HHS, the FDA, CMS and related agencies. These actions, presently directed by executive orders or memoranda from the Office of Management and Budget, may propose policy changes that create additional uncertainty for our business. For example, the current administration has announced agreements with certain pharmaceutical companies that require the drug manufacturers to offer, through a direct to consumer platform, or TrumpRx, U.S. patients and Medicaid programs prescription drug Most-Favored Nation pricing equal to or lower than those paid in other developed nations, with additional mandates for direct-to-patient discounts and repatriation of foreign revenues. Other recent actions, for example, include (1) directing agencies to reduce agency workforce and cut programs; (2) directing HHS and other agencies to lower prescription drug costs through a variety of initiatives; (3) imposing tariffs on certain imported pharmaceutical products; and (4) as part of the Make America Healthy Again Commission’s Strategy Report released in September 2025, working across government agencies to increase enforcement on direct-to-consumer pharmaceutical advertising. Additionally, the current administration recently called on Congress to enact “The Great Healthcare Plan,” to codify and expand Most-Favored Nation pricing, lower government subsidies to private insurance companies, increase healthcare price transparency, expand pharmaceutical drugs available for over-the-counter purchase, and enact restrictions on pharmacy benefit manager payment methodologies, among other things. These actions and policies may significantly reduce U.S. drug prices, potentially impacting manufacturers’ global pricing strategies and profitability, while increasing their operational costs and compliance risks. In June 2024, the U.S. Supreme Court’s Loper Bright decision greatly reduced judicial deference to regulatory agencies, which could increase successful legal challenges to federal regulations affecting our operations. Congress may introduce and ultimately pass health healthcare-related care related legislation that could impact the drug approval process and make changes to the Medicare Drug Price Negotiation Program.

Individual states in the United States have also become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access, marketing cost disclosure, drug price reporting and other transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. For example, on June 15, 2026, the FDA approved Colorado’s Section 804 Importation Program proposal to import certain drugs from Canada for specific state healthcare programs. It is unclear how this and Florida’s similar program, approved by the FDA in 2024, will be implemented and whether they will overcome potential legal, regulatory, or industry challenges in the United States and/or Canada. Legally mandated price controls on payment amounts by third-party payors or other restrictions could materially and adversely affect our business, financial condition, results of operations and prospects. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. This could reduce the ultimate demand for our product candidates or put pressure on our product pricing.

We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative or judicial action in the United States or any other jurisdiction. If we or any third parties we may engage are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we or such third parties are not able to maintain regulatory compliance, our product candidates may lose any regulatory approval that may have been obtained and we may not achieve or sustain profitability.

Legally mandated price controls on payment amounts by third-party payors or other restrictions could harm our business, financial condition, results of operations and prospects. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs.

Employees and Human Capital Resources

As of June 30, 2026, we had 33 employees, 18 of whom hold Ph.D. or M.D. degrees. Of these employees, 21 are engaged in research and development activities and 12 are engaged in business development, finance, information systems, facilities, human resources or administrative support. None of our employees are subject to collective bargaining agreements. We consider our relationship with our employees to be good.

We had the following number of employees engaged in either administrative or research and development functions, as of June 30, 2026:

	NUMBER OF EMPLOYEES	PERCENTAGE
Function:
Administrative	12	36%
Research and Development	21	64%
Total	33	100%
Geography:
Switzerland	23	70%
United States	5	15%
United Kingdom	3	9%
Spain	2	6%
Total	33	100%

Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and additional employees. The principal purposes of our equity incentive plans are to attract, retain and motivate selected employees, consultants and directors through the granting of equity-based compensation awards.

Facilities

Our principal office is located at Aeschenplatz 6, 4052 Basel, Switzerland. We lease approximately 5,750 square feet located in Basel, Switzerland. Our lease expires on June 30, 2028. We believe our facilities are adequate and suitable for our current needs and that should it be needed, suitable additional or alternative space will be available to accommodate our operations.

Legal Proceedings

From time to time, we may be a party to litigation or subject to claims incident to the ordinary course of business. We do not have any pending litigation that, separately or in the aggregate, would, in the opinion of management, have an adverse effect on our results of operations, financial condition or cash flows.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the name and position of each of our executive officers and directors, as well as their respective ages as of October 9, 2026.

NAME	AGE	POSITION
Executive Officers:
Luca Santarelli	58	Chief Executive Officer and Chair of the Board of Directors
Claudia D’Augusta	57	Chief Financial Officer
Omar Khwaja	56	Chief Medical Officer
Kevin Harris	55	Chief Operating Officer
Scott Applebaum	59	Chief Legal and Corporate Development Officer
Non-Employee Directors:
David P. Bonita	51	Director
Timothy Anderson*	36	Director
Naveed I. Siddiqi*	59	Director
Iqbal Mufti	51	Director
Otello Stampacchia	57	Director
Sandip Kapadia	56	Director

(1)	Member of audit committee

(2)	Member of compensation committee

(3)	Member of governance and nomination committee

*	To resign effective on and contingent upon the effective date of the initial public offering

Executive Officers

Luca Santarelli, M.D. Dr. Santarelli is our Chief Executive Officer and founder and has served as the Chair of our board of directors since January 2025. He was recently the Chief Executive Officer and founder of VectivBio Holding AG, where he led VectivBio’s strategic vision, R&D and capital raising until its acquisition by Ironwood Pharmaceuticals (Nasdaq: IRWD), from June 2019 to June 2023. Previously, from January 2016 to June 2019, he served as Chief Executive Officer and co-founder of Therachon Holding AG that was acquired by Pfizer Inc. (NYSE: PFE). Prior to Therachon, he spent 11 years at F. Hoffmann-La Roche AG (OTC: RHHBY), most recently serving as the Senior Vice President and Head of Neuroscience, Ophthalmology and Rare Diseases, as well as Small Molecules Research where he advanced over 20 NMEs to the clinic and various NMEs to registration studies. Dr. Santarelli is also the Chair of the board of directors of Alentis Therapeutics, a clinical-stage biotech company focused on cancer and fibrosis, since June 2023 after joining its board of directors in November 2021. He previously served as a member of the board of directors of Cimeio Therapeutics, an immunotherapy company, from August 2022 until April 2025. Dr. Santarelli received his M.D. and Psychiatry Residency at the University of Turin, Italy and a postdoctoral fellowship at Columbia University, focusing on the molecular mechanisms of psychiatric disorders and adult brain stem cell biology. We believe Dr. Santarelli is qualified to serve on our board of directors because of his experience as our Chief Executive Officer and founder as well as his extensive experience with advising and leading biotechnology companies.

Claudia D’Augusta, Ph.D. Dr. D’Augusta has served as our Chief Financial Officer since January 2025. Previously, Dr. D’Augusta served as Chief Financial Officer of VectivBio Holding AG through its acquisition by Ironwood Pharmaceuticals (Nasdaq: IRWD), from July 2019 to June 2023, where she was responsible for the company’s overall financial strategy and growth. From January 2019 to July 2019, prior to its acquisition by Pfizer Inc. (NYSE: PFE), Dr. D’Augusta was the Chief Financial Officer at Therachon Holding AG. From February 2011 to June 2018, prior to becoming its General Manager, Dr. D’Augusta served as Chief Financial Officer of TiGenix, now owned by Takeda Pharmaceutical Company Ltd. (NYSE: TAK), leading TiGenix’s initial public offering in 2016. From April 2004 to February 2011, Dr. D’Augusta served as Chief Financial Officer of Cellerix before being acquired by TiGenix. Dr. D’Augusta holds a B.Sc. in Economics and a Ph.D. in Business Administration from Bocconi University in Milan, Italy.

Omar Khwaja, M.D., Ph.D. Dr. Khwaja has served as our Chief Medical Officer since January 2025. Previously, Dr. Khwaja served as Chief Medical Officer at VectivBio Holding AG from May 2021 to June 2023, where he oversaw drug development and medicine, and Chief Medical Officer and Head of Research & Development at Voyager Therapeutics (Nasdaq: VYGR) from April 2019 to May 2021. Previously, from January 2013 to April 2019, he served as Global Head of Rare Diseases and Neuroscience Translational Medicine at F. Hoffmann-La Roche AG (OTC: RHHBY). Preceding Dr. Khwaja’s industry experience in drug development, he practiced medicine and taught in academia for over a decade, including as Director of the Clinical Neurogenetics program at Boston Children’s Hospital and as a member of faculty at Harvard Medical School. He is a fellow of the Royal College of Physicians, serves as a chair or member of a number of industry and foundation scientific or clinical advisory boards, and is also part of the advisory board for Pureos Bioventures. Dr. Khwaja received his M.D. and Ph.D. in Human Molecular Genetics from the University of Cambridge.

Kevin Harris. Mr. Harris has served as our Chief Operating Officer since January 2025. Previously, Mr. Harris served as Chief Commercial Officer of VectivBio Holding AG from November 2019 to July 2023, where he led program management, prelaunch, and commercialization planning for apraglutide prior to the company’s sale to Ironwood Pharmaceuticals (Nasdaq: IRWD). Before that, Mr. Harris was at Incyte Corporation (Nasdaq: INCY) for more than ten years, most recently as Group Vice President of Global Product Strategy and Strategic Planning from January 2017 through October 2019. From June 2015 to January 2017, he served as Vice President of Global Product Strategy. Prior to this role, he served as Vice President of Commercial from February 2009 through June 2015 where he built and led most of the U.S. commercial functions for the launch of Jakafi. Previously, Mr. Harris held roles of increasing responsibility at Pfizer Inc. (NYSE: PFE) across the company’s HIV and oncology portfolios. Additionally, before that, he served in commercial development and marketing roles at Bristol-Myers Squibb (NYSE: BMY) in HIV and oncology. Mr. Harris began his career in management consulting at PRTM and subsequently joined Parexel in a marketing and strategy role. Mr. Harris holds an M.B.A. from the Kellogg Graduate School of Management at Northwestern University and a B.A. in Biology from Cornell University.

Scott Applebaum. Mr. Applebaum has served as our Chief Legal and Corporate Development Officer since January 2025. Most recently, Mr. Applebaum served as Chief Legal and Business Officer of VectivBio Holding AG from August 2021 to July 2023, leading the company’s sale to Ironwood Pharmaceuticals (Nasdaq: IRWD). Prior to that, he served as Chief Legal and Compliance Officer and Senior Vice President of Regulatory Affairs at Trevena, Inc. (OTC: TRVN) from February 2020 to August 2021, where he played a key role in gaining FDA approval for their first commercial product, Olinvyk. Previously, he served as President of Context Therapeutics (Nasdaq: CNTX) from September 2017 to June 2019 and was General Counsel at Vitae Pharmaceuticals from July 2016 to December 2016, where he was instrumental in their sale to Allergan. Formerly, he was Chief Legal Officer for Medgenics from September 2014 to July 2016, a rare genetic disease company. Mr. Applebaum spent ten years at Shire, where his roles included heading up their global legal group, managing their neuroscience portfolio outside of the United States as SVP of the Neuroscience Business Unit and leading the implementation and execution of the regulatory strategy for all of Shire’s specialty pharmaceutical products worldwide as SVP of Global Regulatory Affairs, Quality Assurance and Compliance. Previously, he was Senior Counsel for medicines and medical imaging at Bristol Myers Squibb (NYSE: BMY). Prior to his career in the biopharmaceutical industry, Mr. Applebaum was a lawyer at Dechert LLP. Mr. Applebaum also served on the board of directors of Cingulate Inc. (Nasdaq: CING) from August 2022 to November 2023. Mr. Applebaum received a J.D. from Stanford Law School and a B.S. in Economics, Finance and Accounting from the Wharton School of the University of Pennsylvania.

Non-Employee Directors

David P. Bonita, M.D. Dr. Bonita has served as a member of our board of directors since January 2025. Dr. Bonita is a Member at OrbiMed Advisors LLC, an investment firm, where he serves on the board of directors of various portfolio companies and has led OrbiMed’s investments in several healthcare companies that achieved significant outcomes, including Crinetics Pharmaceuticals, Inc. (acquired by Vertex Pharmaceuticals in 2026), Bolt Medical, Inc. (acquired by Boston Scientific in 2025), Aliada Therapeutics, Inc. (acquired by AbbVie in 2024), RayzeBio, Inc. (acquired by Bristol-Myers Squibb in 2024), VectivBio Holding AG (acquired by Ironwood Pharmaceuticals in 2023), Therachon Holding AG (acquired by Pfizer in 2019), Clementia Pharmaceuticals Inc. (acquired by Ipsen in 2019), Loxo Oncology, Inc. (acquired by Eli Lilly in 2019) and Cryterion Medical, Inc. (acquired by Boston Scientific in 2018). Dr. Bonita currently serves on the boards of directors of Acutus Medical Inc. (Nasdaq: AFIB),

ImageneBio, Inc. (Nasdaq: IMA) and Prelude Therapeutics, Inc. (Nasdaq: PRLD), as well as several private companies, including Treeline Biosciences, where he has served as a director since 2021. He also previously served on the board of directors of IMARA Inc., Repare Therapeutics Inc., Third Harmonic Bio, Inc. and Tricida, Inc. Prior to OrbiMed, Dr. Bonita worked as a corporate finance analyst in the healthcare investment banking groups of Morgan Stanley and UBS. He received his B.A. in biology from Harvard University and his joint M.D./M.B.A. from Columbia University. We believe Dr. Bonita is qualified to serve on our board of directors because of his roles on several public and private boards of directors, his track record of identifying and supporting healthcare companies that achieved successful clinical and commercial milestones, and his extensive experience investing in healthcare companies.

Timothy Anderson. Mr. Anderson has served as a member of our board of directors since January 2025. Mr. Anderson has served as a Managing Director at Blue Owl Capital Inc. (NYSE: OWL) since December 2023. From July 2014 to December 2023, he served as a co-founding member and Managing Director of Cowen Healthcare Investments, which was acquired by Blue Owl. Mr. Anderson currently serves on the boards of directors of Nuvig Therapeutics since 2024, Lycia Therapeutics since 2021, F2G since 2020 and Autobahn Therapeutics since 2020. He previously served as a board member or a board observer of Tourmaline Bio from 2023 to 2023, VectivBio Holding AG from 2019 to 2021, Therachon Holding AG from 2018 to 2019, Precision Biosciences, Inc. (Nasdaq: DTIL) from 2018 to 2019, Livongo Health from 2016 to 2019, Cadent Therapeutics from 2018 to 2020, Cullinan Oncology, Inc. (Nasdaq: CGEM) from 2019 to 2021, Compass Therapeutics (Nasdaq: CMPX) from 2016 to 2020, Anaveon from 2021 to 2026 and Scipher Medicine from 2022 to 2026. Mr. Anderson received his B.A. in Economics and Government & Legal Studies from Bowdoin College. We believe Mr. Anderson is qualified to serve on our board of directors because of his extensive experience investing in and serving on the boards of directors of biopharmaceutical companies.

Naveed I. Siddiqi. Dr. Siddiqi has served as a member of our board of directors since January 2025. Dr. Siddiqi has been employed by Novo Holdings A/S as Senior Partner since January 2021 and joined the investment firm in September 2019. Prior to joining Novo Holdings, Dr. Siddiqi was a Partner at Andera Partners. Dr. Siddiqi has also worked for Nomura Phase4 Ventures, Nomura International, EFG Corporate Finance, KPMG and as a medical doctor in the UK’s National Health Service. Dr. Siddiqi has also served on the board of directors of Alentis Therapeutics since April 2023 and F2G since June 2020. Previously, Dr. Siddiqi served on the boards of directors of Amolyt Pharma from January 2020 to July 2024, Reviral from June 2021 to June 2022, Asceneuron from July 2024 to March 2025 and VectivBio Holding AG from January 2020 to March 2021. Dr. Siddiqi received his medical degree from Guy’s and St Thomas’s Hospital Medical School (now King’s College London) and qualified as a chartered accountant from the Institute of Chartered Accountants in England and Wales. We believe Dr. Siddiqi is qualified to serve on our board of directors because of his extensive experience investing in and serving on the boards of directors of biopharmaceutical companies in Europe and the United States.

Iqbal Mufti. Mr. Mufti has served as a member of our board of directors since January 2025. Mr. Mufti has served as an Operating Partner of SR One Capital Management, a venture capital firm, since June 2022. Prior to SR One, he held various roles at Hoffmann-La Roche (OTC: RHHBY) including co-leader of the rare blood disorders portfolio strategy team. Mr. Mufti has also served on the board of directors of Econic Biosciences since July 2025 and previously served on the board of Vibrant Biomedicines from June 2024 to June 2025. He holds a B.Sc. in Biotechnology from University College London and an M.B.A. from the Fuqua School of Business at Duke University. We believe Mr. Mufti is qualified to serve on our board of directors because of his extensive experience in biopharmaceutical product development, commercialization and business development.

Otello Stampacchia, Ph.D. Dr. Stampacchia has served as a member of our board of directors since January 2025. Dr. Stampacchia is the founder and has served as Managing Director and a member of the investment committee of Omega Fund Management, LLC, an investment firm, since 2004. Previously, Dr. Stampacchia was a Partner at AlpInvest Partners (now part of The Carlyle Group (Nasdaq: CG)). Before AlpInvest, he was the portfolio manager of the Lombard Odier Immunology Fund, an investment vehicle in Geneva, Switzerland, investing in public and private healthcare companies worldwide. Dr. Stampacchia was also a member of the HealthCare corporate finance and M&A team at Goldman Sachs (NYSE: GS). Before Goldman, he helped co-found the healthcare investment activities at Index Securities (now Index Ventures). Dr. Stampacchia currently serves on the boards of directors of several private companies and has served on the board of directors of ImageneBio, Inc. (Nasdaq: IMA) since July 2025, where he serves as chair of the nominating and corporate governance committee and a member of the executive committee, audit committee and compensation committee. Dr. Stampacchia previously served on the board of directors of Kronos Bio, Inc. (Nasdaq: KRON) from May 2018 to March 2023, Omega Alpha SPAC (Nasdaq: OMEG) from October 2020 to December 2022, Ikena Oncology Inc. (Nasdaq: IKNA) from December 2020 to July 2025, and Replimune Group, Inc. (Nasdaq: REPL) from May 2015 to January 2022. Dr. Stampacchia has a Ph.D. in Molecular Biology from the University of Geneva, a Doctorate in Biotechnology from European Union Strasbourg, and an MSc in Genetics from the University of Pavia. We believe Dr. Stampacchia is qualified to serve on our board of directors because of his extensive experience investing in and serving on the boards of directors of biopharmaceutical companies.

Sandip Kapadia. Mr. Kapadia has served as a member of our board of directors since May 2026. Mr. Kapadia brings over 25 years of life sciences experience across both large-cap and biotechnology companies. Mr. Kapadia served as Chief Financial Officer of Harmony Biosciences Holdings, Inc. (Nasdaq: HRMY) from March 2021 to April 2026 and Chief Financial Officer of Intercept Pharmaceuticals, Inc. from July 2016 to March 2021. Previously, Mr. Kapadia served in senior finance roles over 19 years at Novartis (NYSE: NVS) in the United States, Switzerland, Netherlands and the United Kingdom. Mr. Kapadia currently serves on the boards of directors and audit committees of Passage Bio, Inc. (Nasdaq: PASG), Molecular Partners AG (SIX: MOLN), and Alentis Therapeutics. He previously served on the board of directors of VectivBio Holding AG and Therachon Holding AG. Mr. Kapadia received a B.S. in Accounting from Montclair State University and an M.B.A. from Rutgers University. He is a U.S. Certified Public Accountant. We believe Mr. Kapadia is qualified to serve on our board of directors because of his extensive financial leadership experience in the biopharmaceutical industry.

Family Relationships

There are no family relationships among any of our executive officers or directors.

Corporate Governance Practices

We are a “foreign private issuer,” as defined by the SEC. As a result, in accordance with Nasdaq listing requirements, we may rely on home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. While we expect to voluntarily follow most Nasdaq corporate governance rules, we may choose to take advantage of some or all of the following limited exemptions:

∎	exemption from filing quarterly reports on Form 10-Q containing unaudited financial and other specified information or current reports on Form 8-K upon the occurrence of specified significant events;

∎	exemption from Section 16(b) rules providing for liability for insiders who profit from trades in a short period of time;

∎	exemption from the Nasdaq requirement necessitating disclosure of any waivers of the Code of Business Conduct and Ethics for directors and executive officers;

∎	exemption from the Nasdaq requirement to obtain shareholder approval for certain issuances of securities, including shareholder approval of share option plans and certain equity financings;

∎	exemption from the Nasdaq requirement that our audit committee have review and oversight responsibilities over all “related party transactions,” as defined in Item 7.B of Form 20-F;

∎

exemption from the Nasdaq requirement that our board of directors have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

∎	exemption from the Nasdaq requirement to have independent director oversight of director nominations.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as we, may rely on home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). Although we are permitted to follow certain corporate governance rules that conform to Swiss requirements in lieu of many of the Nasdaq corporate governance rules, we intend to comply with the Nasdaq corporate governance rules applicable to foreign private issuers.

Further, we must have an audit committee that satisfies Nasdaq Rule 5605(c)(3), which addresses audit committee responsibilities and authority and requires that the audit committee consist of members who meet the independence requirements of Nasdaq Rule 5605(c)(2)(A)(ii).

Because we are a foreign private issuer, our directors, executive officers and principal shareholders are not subject to short-swing profit liability under Section 16(b) of the Exchange Act. They will, however, as a result of recent amendments to the Exchange Act, be subject to insider trading reporting obligations under Section 16(a) of the Exchange Act and related SEC rules, as well as the obligations to report changes in securities ownership under Section 13 of the Exchange Act and related SEC rules.

We intend to take all actions necessary for us to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act, the rules adopted by the SEC and Nasdaq listing rules.

Accordingly, our shareholders will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. For an overview of our corporate governance principles, see the section titled “Description of Share Capital and Articles of Association.”

Composition of Our Board of Directors

Our board of directors is currently composed of seven members. Under the rules and regulations of Nasdaq, a director will qualify as “independent” if our board of directors affirmatively determines that he or she has no material relationship with us (either directly or as a partner, shareholder or officer of an organization that has a relationship with us). Our board of directors has determined that each of our directors, other than Dr. Santarelli, is “independent” as that term is defined under Nasdaq rules.

Our articles of association that will be in effect immediately prior to the completion of this offering provide that our board of directors shall consist of a minimum of three members and a maximum of nine members. All directors (including the chairperson of the board of directors) are elected to and dismissed from the board of directors exclusively by our general meeting of shareholders. The maximum term of office is one year, extending until completion of the next annual general meeting of shareholders. Re-election is possible. In the event the office of the chairperson of the board of directors is vacant, the board of directors shall appoint a new chairperson from among its members for the remaining term of office. Our board of directors may elect a vice-chairperson from among its members for a term extending until completion of the next annual general meeting of shareholders.

Committees of Our Board of Directors

Our board of directors has three standing committees: an audit committee, a compensation committee, and a governance and nomination committee. Our board committees operate pursuant to our articles of association, our organizational regulations, the charter of the audit committee, the charter of the compensation committee and the charter of the governance and nomination committee, as applicable.

Audit Committee

Our audit committee will assist our board of directors in overseeing the integrity of our financial statements, the appointment, qualifications, independence and performance of our external auditors, our internal control and risk management processes, the design and implementation of our internal audit function, the reports of the external auditors as well as the compliance by us with legal and regulatory requirements as set forth in the charter of the audit committee.

Following the completion of this offering, our audit committee will consist of     ,      and     .      will serve as chair of the audit committee. The audit committee consists exclusively of members of our board of directors who are financially literate, and      is considered an “audit committee financial expert” as defined by applicable SEC rules and has the requisite financial sophistication as defined under the applicable Nasdaq rules and regulations. Our board of directors has determined that all of the members of the audit committee satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. The audit committee will be governed by a charter that complies with Nasdaq rules, effective upon the effectiveness of the registration statement of which this prospectus forms a part.

The audit committee’s principal duties and responsibilities will include, among others:

∎	monitoring the integrity of our financial reporting and related disclosures;

∎

reviewing with our independent registered public accounting firm and management the internal audit function, our statutory stand-alone annual financial statements, consolidated annual or semi-annual, as applicable, financial statements, our annual reports, and the external auditors’ reports;

∎	reviewing accounting policies, principles, and key estimates and significant accounting judgments;

∎	reviewing with management and our independent registered public accounting firm, as appropriate, the scope, adequacy and effectiveness of the internal controls;

∎

assisting our board of directors in proposing to the general meeting of shareholders the election, re-election or dismissal of our independent registered public accounting firm, approving its engagement letter (including its compensation), and monitoring the rotation of its audit partners;

∎	pre-approving the audit services and permitted non-audit services to be provided by our independent registered public accounting firm;

∎	evaluating our independent registered public accounting firm’s qualifications, performance and independence, and presenting its conclusions to our board of directors on at least an annual basis;

∎	unless otherwise approved or ratified pursuant to our related person transactions policy, reviewing, approving or ratifying related-party transactions;

∎	overseeing and periodically reviewing environmental, social and governance matters relevant to our business and operations;

∎

overseeing the accuracy and completeness of our environmental, social and governance, and sustainability reporting, and reviewing with management that the reported data complies with applicable reporting requirements and regulations;

∎

reviewing and discussing with management material risks relating to data privacy, technology and information security, as well as our internal controls and disclosure controls and procedures relating to cybersecurity incidents;

∎	reviewing procedures for whistleblowing, internal financial control, financial reporting and risk management; and

∎

approving any credits and loans to members of our board of directors and our executive committee, as well as to other employees in an amount exceeding $10,000, in each case to the extent permitted under our amended and restated articles of association.

Compensation Committee

Our compensation committee will review and propose to our board of directors our compensation principles as well as the compensation for the members of the board of directors, the Chief Executive Officer and other members of the executive committee. Pursuant to our articles of association, our compensation committee consists of no less than three members of our board of directors.

Following the completion of the offering, our compensation committee will consist of     ,      and     .      will serve as chair of the compensation committee. Under Swiss law, the members of our compensation committee must be elected by our general meeting of shareholders and the aggregate amount of compensation of our board of directors and of our executive committee must be approved by our general meeting of shareholders, in each case commencing with our first annual general meeting of shareholders as a public company to be held in 2027. Our board of directors appoints the chair of the compensation committee and in case of any vacancies may appoint substitute members from among the members of the board of directors, in each case until completion of the next annual general meeting of shareholders.

The compensation committee’s principal duties and responsibilities will include, among others:

∎

subject to and within the maximum aggregate amounts of compensation approved by our general meeting of shareholders, reviewing and recommending to the board of directors the form and amount of our non-employee directors’ compensation;

∎

subject to and within the maximum aggregate amounts of compensation approved by our general meeting of shareholders, reviewing and recommending to the board of directors the compensation and the performance metrics and targets relevant to the compensation of our Chief Executive Officer and other executive officers;

∎	evaluating each executive officer’s achievement of the performance metrics and targets under any incentives;

∎	appointing compensation consultants and commissioning or purchasing any reports, surveys or information which it deems necessary;

∎	reviewing, administering, or recommending the design of all equity-based compensation for approval by the board of directors and, where required, our shareholders;

∎	overseeing employment, salary and benefit matters, including reports on retirement plans;

∎	establishing, adopting, approving, amending, replacing, terminating and overseeing our compensation clawback or similar policies and any required recoupment and disclosure;

∎	reviewing and discussing with management our policies and practices related to our management of human capital resources and corporate culture; and

∎	reviewing and assessing risks arising from our compensation policies and practices.

Governance and Nomination Committee

Our governance and nomination committee will assist our board of directors in overseeing the quality and integrity of our corporate governance practices, assist us in our corporate governance responsibilities and establish criteria for our board of directors and committee memberships and make recommendations to our board of directors regarding the composition of our board of directors, its committees and our executive committee.

Following the completion of this offering, our governance and nomination committee will consist of      ,      and     .      will serve as chair of the governance and nomination committee.

The governance and nomination committee’s principal duties and responsibilities will include, among others:

∎	establishing selection criteria for new directors;

∎

reviewing and evaluating the size and composition of our board of directors and its committees and making recommendations to the board of directors with regard to any changes in the composition or size of our board of directors or its committees;

∎

proposing to our board of directors nominees for election by our general meeting of shareholders as directors, chairperson of our board of directors or members of the compensation committee, and individuals for appointment by the board of directors to the other board committees;

∎	annually conducting and supervising the self-assessment of our board of directors and its committees, and the assessment of our executive committee;

∎	overseeing succession planning for our Chief Executive Officer and, upon proposals from our Chief Executive Officer, the other members of our executive committee;

∎	reviewing and making recommendations regarding indemnification and insurance matters of our directors and the members of our executive committee; and

∎	reviewing our governance-related policies and reporting and making recommendations to our board of directors concerning governance-related matters.

Code of Business Conduct and Ethics

Prior to the completion of the offering, we intend to adopt a Code of Business Conduct and Ethics applicable to our and our subsidiaries’ employees, independent contractors, executive officers and directors, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

Compensation of Executive Officers and Directors

For the year ended December 31, 2025, the aggregate compensation for the members of our board of directors and our executive officers for services in all capacities was $11.3 million.

During the year ended December 31, 2025, fees, salaries and other short-term employee benefits paid to the members of our board of directors and our executive officers was $3.8 million.

The amount set aside by us to provide post-employment benefits to members of our board of directors and executive officers amounted to a total of $0.3 million in the year ended December 31, 2025.

During the year ended December 31, 2025, share-based payments granted to the members of our board of directors and our executive officers accounted for $14.3 million, of which $7.2 million were recognized as expense in the year ended December 31, 2025. Of those share-based payments, 8,605,800 founder shares were subscribed to by members of our board of directors and our executive officers which includes a total of 4,736,843 of founder shares with certain service vesting conditions and performance vesting conditions considered within the scope of IFRS 2, at a fair value of $3.02. See Note 10 to our audited consolidated financial statements included elsewhere in this prospectus for further details regarding the share-based payments. Share-based payments that are discussed in this paragraph but are outside of the scope of IFRS 2 were not included in Note 10 to our audited consolidated financial statements.

Non-Employee Director Compensation Policy

In connection with this offering, we intend to adopt a non-employee director compensation policy on terms to be determined by our board of directors in consultation with our independent compensation consultant. Under the non-employee director compensation policy, our non-employee directors will be eligible to receive compensation for service on our board of directors and committees of our board of directors, subject to approval of the maximum aggregate amount of compensation of our board of directors by our general meeting of shareholders.

Expenses

We will also reimburse our directors for their reasonable out-of-pocket expenses in connection with attending board and committee meetings.

Equity Incentive Plans

2026 Equity Incentive Plan

In     , our board of directors adopted, and shareholders at our general meeting of shareholders approved, the 2026 Plan. We expect our 2026 Plan to become effective on the date of this prospectus. Our 2026 Plan came into existence upon its adoption by our board of directors, but no grants will be made under our 2026 Plan prior to its effectiveness. Once our 2026 Plan becomes effective, no further grants will be made under our 2025 Plan.

Awards. Our 2026 Plan provides for the grant of incentive options, or ISOs, within the meaning of Section 422 of the Code, to our employees located in the United States and our parent and subsidiary corporations’ employees that are located in the United States, and for the grant of ordinary options, or NSOs, share appreciation rights, restricted share awards, restricted share unit awards, performance awards and other forms of awards to our employees, directors and consultants and any of our affiliates’ employees and consultants.

Share Reserve. Initially, the maximum number of our common shares that may be issued pursuant to awards under our 2026 Plan after it becomes effective will equal the sum of (i)      common shares, plus (ii) the number of common shares subject to outstanding awards under our 2025 Plan and certain founder share repurchase agreements and restricted share purchase agreements that become available for issuance under our 2026 Plan from time to time in accordance with its terms. In addition, the number of common shares reserved for issuance under our 2026 Plan will automatically increase on January 1 of each year for a period of ten years, beginning on January 1, 2027 and continuing through January 1, 2036, in an amount equal to (1)     % of the total number of our common shares and any unexercised pre-funded warrants outstanding on December 31 of the immediately preceding year, or (2) a lesser number of common shares determined by our board of directors no later than December 31 of the immediately preceding year. The maximum number of common shares that may be issued on the exercise of ISOs under our 2026 Plan is      common shares.

Shares subject to share awards granted under our 2026 Plan that expire or terminate without being exercised in full or that are paid out in cash rather than in shares will not reduce the number of shares available for issuance under our 2026 Plan. Shares withheld under an award to satisfy the exercise, strike or purchase price of a share award or to satisfy a tax withholding obligation will not reduce the number of shares available for issuance under our 2026 Plan. If any of our common shares issued pursuant to a share award are forfeited back to or repurchased or reacquired by us (i) because of a failure to meet a contingency or condition required for the vesting of such shares; (ii) to satisfy the exercise, strike or purchase price of a share award; or (iii) to satisfy a tax withholding obligation in connection with a share award, the shares that are forfeited or repurchased or reacquired will revert to and again become available for issuance under our 2026 Plan.

Plan Administration. Our board of directors, or a duly authorized committee of our board of directors, administers our 2026 Plan. Our board of directors may delegate to one or more persons or bodies the authority to (i) designate recipients (other than officers) to receive specified share awards; and (ii) determine the number of shares subject to such share awards. Under our 2026 Plan, our board of directors has the authority to determine share award recipients, the types of share awards to be granted, grant dates, the number of shares subject to each share award, the fair market value of our common shares, and the provisions of each share award, including the period of exercisability and the vesting schedule applicable to a share award.

Under our 2026 Plan, our board of directors also generally has the authority to effect, with the consent of any materially adversely affected participant, (i) the reduction of the exercise, purchase, or strike price of any outstanding option or share appreciation right; (ii) the cancellation of any outstanding option or share appreciation right and the grant in substitution therefor of other awards, cash, or other consideration; or (iii) any other action that is treated as a repricing under IFRS.

Options. ISOs and NSOs are granted under option agreements adopted by the administrator. The administrator determines the exercise price for options, within the terms and conditions of our 2026 Plan, except the exercise price of an option generally will not be less than 100% of the fair market value of our common shares on the date of grant. Options granted under our 2026 Plan will vest at the rate specified in the option agreement as determined by the administrator.

The administrator determines the term of options granted under our 2026 Plan, up to a maximum of ten years. Unless the terms of an optionholder’s option agreement, or other written agreement between us and the optionholder, provide otherwise, if an optionholder’s service relationship with us or any of our affiliates ceases for any reason other than retirement, disability, death, or cause, the optionholder may generally exercise any vested options for a period of three months following the cessation of service. This period may be extended in the event that exercise of the option is prohibited by applicable securities laws. If an optionholder’s service relationship with us or any of our affiliates ceases due to death, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may generally exercise any vested options for a period of 18 months following the date of death. If an optionholder’s service relationship with us or any of our affiliates ceases due to disability or retirement, the optionholder may generally exercise any vested options for a period of 12 months following the cessation of service. In the event of a termination for cause, options generally terminate upon the termination date. In no event may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of common shares issued upon the exercise of an option will be determined by the administrator and may include cash, common shares, other awards or property, net settlement (including cashless exercise) or any combination thereof to the extent permissible under applicable law.

Unless the administrator provides otherwise, options or share appreciation rights generally are not transferable except by will or the laws of descent and distribution.

Tax Limitations on ISOs. The aggregate fair market value, determined at the time of grant, of our common shares with respect to ISOs that are exercisable for the first time by an award holder during any calendar year under all of our share plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own shares possessing more than 10% of our total combined voting power or that of any of our parent or subsidiary corporations unless (i) the option exercise price is at least 110% of the fair market value of the shares subject to the option on the date of grant; and (ii) the term of the ISO does not exceed five years from the date of grant.

Restricted Share Unit Awards. Restricted share unit awards are granted under restricted share unit award agreements adopted by the administrator. Restricted share unit awards may be granted in consideration for any form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. A restricted share unit award may be settled by cash, delivery of shares, a combination of cash and shares as deemed appropriate by the administrator, or in any other form of consideration set forth in the restricted share unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted share unit award. Except as otherwise provided in the applicable award agreement, or other written agreement between us and the recipient, restricted share unit awards that have not vested will be forfeited once the participant’s continuous service ends for any reason.

Restricted Share Awards. Restricted share awards are granted under restricted share award agreements adopted by the administrator. A restricted share award may be awarded in consideration for cash, check, bank draft or money order, past or future services to us, or any other form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. The administrator determines the terms and conditions of restricted share awards, including vesting and forfeiture terms. If a participant’s service relationship with us ends for any reason, we may receive any or all of the common shares held by the participant that have not vested as of the date the participant terminates service with us through a forfeiture condition or a repurchase right.

Share Appreciation Rights. Share appreciation rights are granted under share appreciation right agreements adopted by the administrator. The administrator determines the purchase price or strike price for a share appreciation right, which generally will not be less than 100% of the fair market value of our common shares on the date of grant. A share appreciation right granted under our 2026 Plan will vest at the rate specified in the share appreciation right agreement as determined by the administrator. Share appreciation rights may be settled in cash or our common shares or in any other form of payment as determined by our board of directors and specified in the share appreciation right agreement.

The administrator determines the term of share appreciation rights granted under our 2026 Plan, up to a maximum of ten years. If a participant’s service relationship with us or any of our affiliates ceases for any reason other than retirement, disability, death, or cause, the participant may generally exercise any vested share appreciation right for a period of three months following the cessation of service. This period may be further extended in the event that exercise of the share appreciation right following such a termination of service is prohibited by applicable securities laws. If a participant’s service relationship with us, or any of our affiliates, ceases due to retirement, disability or death, or a participant dies within a certain period following cessation of service, the participant or a beneficiary may generally exercise any vested share appreciation right for a period of 12 months in the event of disability or retirement and 18 months in the event of death. In the event of a termination for cause, share appreciation rights generally terminate upon the termination date. In no event may a share appreciation right be exercised beyond the expiration of its term.

Performance Awards. Our 2026 Plan permits the grant of performance awards that may be settled in shares, cash, or other property. Performance awards may be structured so that the shares or cash will be issued or paid only following the achievement of certain pre-established performance goals during a designated performance period. Performance awards that are settled in cash or other property are not required to be valued in whole or in part by reference to, or otherwise based on, our common shares. The performance goals may be based on any measure of performance selected by our board of directors. The performance goals may be based on company-wide performance or performance of one or more business units, divisions, affiliates, or business segments, and may be either absolute or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise by our board of directors at the time the performance award is granted, our board will appropriately make adjustments in the method of calculating the attainment of performance goals as follows: (i) to exclude restructuring or other nonrecurring charges; (ii) to exclude exchange rate effects; (iii) to exclude the effects of changes to IFRS; (iv) to exclude the effects of any statutory adjustments to corporate tax rates; (v) to exclude the effects of items that are “unusual” or “extraordinary” in nature or occur “infrequently” as determined under IFRS; (vi) to exclude the dilutive effects of acquisitions or joint ventures or share issuances; (vii) to assume that any business divested by us achieved performance objectives at targeted levels during the balance of a performance period following such divestiture; (viii) to exclude the effect of any change in our outstanding common shares by reason of any share dividend or split, share repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common shareholders other than regular cash dividends; (ix) to exclude the effects of share-based compensation and the award of bonuses under our bonus plans; (x) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to be expensed under IFRS; and (xi) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under IFRS.

Other Share Awards. The administrator may grant other awards based in whole or in part by reference to our common shares. The administrator will set the number of shares under the award (or cash equivalent) and all other terms and conditions of such awards.

Changes to Capital Structure. In the event there is a specified type of change in our capital structure, such as a share split, reverse share split, or recapitalization, appropriate adjustments will be made to (i) the class and maximum number of shares reserved for issuance under our 2026 Plan, (ii) the class and maximum number of shares by which the share reserve may increase automatically each year, (iii) the class and maximum number of shares that may be issued on the exercise of ISOs, and (iv) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding share awards.

Corporate Transactions. In the event of a corporate transaction (as defined in the 2026 Plan), the administrator may take one or more of the following actions with respect to awards:

∎	arrange for the assumption, continuation, or substitution of an award by a successor corporation;

∎	arrange for the assignment of any repurchase rights held by us to a successor corporation;

∎	accelerate the vesting, in whole or in part, of the award and provide for its termination before the transaction;

∎	arrange for the lapse, in whole or in part, of any repurchase rights held by us;

∎	cancel or arrange for the cancellation of the award before the transaction in exchange for a cash payment or other consideration, or no payment, as determined by the administrator; or

∎

make a payment, in the form determined by the administrator, equal to the excess, if any, of the value of the property the participant would have received on exercise of the award before the transaction over any exercise price payable by the participant in connection with the exercise.

The administrator is not obligated to treat all awards or portions of awards, even those that are of the same type, in the same manner and is not obligated to treat all participants in the same manner.

Change in Control. Awards granted under our 2026 Plan may be subject to acceleration of vesting and exercisability upon or after a change in control (as defined in the 2026 Plan) as may be provided in the applicable award agreement or in any other written agreement between us or any affiliate and the participant, but in the absence of such provision, no such acceleration will automatically occur.

Plan Amendment or Termination. Our board of directors has the authority to amend, suspend, or terminate our 2026 Plan at any time, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. Certain material amendments also require the approval of our shareholders. No ISOs may be granted after the tenth anniversary of the date our board of directors adopted our 2026 Plan. No awards may be granted under our 2026 Plan while it is suspended or after it is terminated.

2026 Employee Share Purchase Plan

In     , our board of directors adopted, and shareholders at our general meeting of shareholders approved, our ESPP. We expect our ESPP will become effective on the date of this prospectus. The purpose of our ESPP is to secure the services of new employees, to retain the services of existing employees, and to provide incentives for such individuals to exert maximum efforts toward our success and that of our affiliates. Our ESPP includes two components. One component is designed to allow eligible U.S. employees to purchase our common shares in a manner that may qualify for favorable tax treatment under Section 423 of the Code. The other component permits the grant of purchase rights that do not qualify for such favorable tax treatment in order to allow deviations necessary to permit participation by eligible employees who are foreign nationals or employed outside of the U.S. while complying with applicable foreign laws.

Share Reserve. Our ESPP authorizes the issuance of      common shares under purchase rights granted to our employees or to employees of any of our designated affiliates. The number of common shares reserved for issuance will automatically increase on January 1 of each year for a period of ten years, beginning on January 1, 2027 and continuing through January 1, 2036, by the lesser of (i)   % of the total number of our common shares outstanding on December 31 of the immediately preceding year; and (ii)      common shares, except before the date of any such increase, our board of directors may determine that such increase will be less than the amount set forth in clauses (i) and (ii).

Administration. Our board of directors administers our ESPP and may delegate its authority to administer our ESPP to a committee of the board. Our ESPP is implemented through a series of offerings under which eligible employees are granted purchase rights to purchase our common shares on specified dates during such offerings. Under our ESPP, our board of directors may specify offerings with durations of not more than 27 months and to specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which our common shares will be purchased for employees participating in the offering. Our ESPP provides that an offering may be terminated under certain circumstances.

Payroll Deductions. Generally, all regular employees, including executive officers, employed by us or by any of our designated affiliates, may participate in our ESPP and contribute, normally through payroll deductions, up to the percentage or maximum amount of their earnings (as defined in our ESPP) specified by our board of directors in the applicable offering for the purchase of our common shares under our ESPP. Unless otherwise determined by our board of directors, common shares will be purchased for the accounts of employees participating in our ESPP at a price per share that is not less than the lesser of (i) 85% of the fair market value of a common share on the first day of an offering; or (ii) 85% of the fair market value of a common share on the date of purchase.

Limitations. Employees may have to satisfy one or more of the following service requirements before participating in our ESPP, as determined by our board of directors: (i) being customarily employed for more than 20 hours per week; (ii) being customarily employed for more than five months per calendar year; or (iii) continuous employment with us or one of our affiliates for a period of time (not to exceed two years). No employee may purchase shares under our ESPP at a rate in excess of $25,000 worth of our common shares (based on the fair market value per common share at the beginning of an offering) for each calendar year such a purchase right is outstanding. Finally, no employee will be eligible for the grant of any purchase rights under our ESPP if immediately after such rights are granted, such employee has voting power over 5% or more of our outstanding capital shares measured by vote or value under Section 424(d) of the Code.

Changes to Capital Structure. Our ESPP provides that in the event there occurs a change in our capital structure through such actions as a share split, merger, consolidation, reorganization, recapitalization, reincorporation, share dividend, dividend in property other than cash, large nonrecurring cash dividend, liquidating dividend, combination of shares, exchange of shares, change in corporate structure, or similar transaction, our board of directors will make appropriate adjustments to: (i) the class(es) and maximum number of shares reserved under our ESPP; (ii) the class(es) and maximum number of shares by which the share reserve may increase automatically each year; (iii) the class(es) and number of shares subject to, and purchase price applicable to, outstanding offerings and purchase rights; and (iv) the class(es) and number of shares that are subject to purchase limits under ongoing offerings.

Corporate Transactions. Our ESPP provides that in the event of a corporate transaction (as defined in the ESPP), any then-outstanding rights to purchase our common shares under our ESPP may be assumed, continued, or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue, or substitute for such purchase rights, then the participants’ accumulated payroll contributions will be used to purchase our common shares within 10 business days, or such other period specified by our board of directors, before such corporate transaction, and such purchase rights will terminate immediately after such purchase.

Plan Amendment or Termination. Our board of directors has the authority to amend or terminate our ESPP, except in certain circumstances such amendment or termination may not materially impair any outstanding purchase rights without the holder’s consent. We will obtain shareholder approval of any amendment to our ESPP as required by applicable law or listing requirements.

2025 Equity Incentive Plan

In February 2025, our board of directors adopted the 2025 Plan (as amended and restated in June 2025). No further awards will be granted under our 2025 Plan on or after the effectiveness of our 2026 Plan; however, awards outstanding under our 2025 Plan will continue to be governed by their existing terms.

As of December 31, 2025, options to purchase 127,400 of our common shares and 930,800 restricted shares were outstanding under our 2025 Plan, no restricted share units were granted in 2025, and 1,539,604 of our common shares remained available for future awards under our 2025 Plan.

Awards. Our 2025 Plan provides for the grant of options and restricted share unit awards to our, or any of our affiliate’s, employees, directors and consultants. Each option gives such recipient the right to purchase one common share upon exercise, and each restricted share unit gives such recipient the right to receive one common share upon vesting and settlement.

Plan Administration. Our board of directors, a duly authorized committee of our board of directors, or, for grants other than to our executive committee and directors, our Chief Executive Officer, administers our 2025 Plan. The administrator has the authority to determine award recipients, whether recipients receive restricted share units or options, the number of shares granted for each award, and the terms of each award, including the grant date, the exercise price, the period of exercisability and the vesting schedule applicable to an award.

Options. Options are granted under option agreements adopted by the administrator. The exercise price for options will generally be the nominal value of the underlying common shares, unless otherwise determined by the administrator. Options granted under our 2025 Plan will vest at the rate specified in the option agreement as determined by the administrator. Prior to this offering, vested options are only permitted to be exercised during the exercise windows that occur within the exercise period or on the last day of the exercise period. The exercise windows are each of the full months of January, March, July and September, and any other time as determined by the compensation committee, that occurs during the exercise period. The exercise period starts on the vesting date of the relevant option and expires on the tenth anniversary of the grant date. Following this offering, vested options may be exercised at any time during the exercise period, excluding during black-out periods and subject to other limitations set forth in the 2025 Plan or as may be determined by our board of directors or the plan committee. Options that are not exercised prior to the expiration of the exercise period shall lapse and forfeit in full.

Unless the terms of an optionholder’s option agreement provides otherwise, if an optionholder’s service relationship with us or any of our affiliates ceases (i) for any reason other than disability, death, or retirement, or cause, the optionholder may generally exercise any vested options for a period of three months following the cessation of service; (ii) for cause, the optionholder may generally exercise any vested options for a period of three months following the date of notice of termination; or (iii) due to death, disability, or retirement, the optionholder may generally exercise any vested options for a period of 12 months following the cessation of service. In the event a participant’s service terminates as a result of death or disability, the Company will have the right to repurchase any unvested portion of the participant’s awards at fair market value within 90 days following the date of termination, and if the Company does not repurchase the awards, the participant’s unvested awards will accelerate and vest in full on the expiration of such 90 day period. In each case, this period may be extended in the event that exercise of the option is prohibited by applicable securities laws. In no event may an option be exercised beyond the expiration of its exercise period.

Acceptable consideration for the purchase of common shares issued upon the exercise of an option includes (i) payment of the exercise price in cash; (ii) in the sole discretion of our board of directors or the duly authorized committee of our board of directors, a cash settlement or net settlement of the option (the latter only following this offering); or (iii) in the sole discretion of our board of directors or the duly authorized committee of our board of directors, a cashless exercise (including a same day sale or sale-to-cover).

Unless the administrator provides otherwise, options generally are not transferable except by will or the provisions of inheritance law.

Restricted Share Units. Restricted share unit awards are granted under restricted share unit award agreements adopted by the administrator. The administrator determines the expiration date for the restricted share units, within the terms and conditions of our 2025 Plan. Restricted share units granted under our 2025 Plan will vest at the rate specified in the restricted share unit award agreement as determined by the administrator.

A restricted share unit will be settled in common shares, unless the administrator decides to settle the award in cash or a combination of cash and common shares.

Unless the administrator provides otherwise, restricted share units generally are not transferable except by will or the provisions of inheritance law.

Changes to Capital Structure Due to Corporate Events. In the event there is a specified type of change in our capital structure due to any corporate event, such as a share split, reverse share split, share or extraordinary cash dividend, recapitalization, or merger, the Board may adjust the number, class, and nominal value of the common shares underlying the outstanding awards and/or the exercise price or other terms of the 2025 Plan.

Change of Control. Our 2025 Plan provides that upon a Change of Control (as defined in the 2025 Plan), and for as long as Luca Santarelli is a member of our board of directors, unless our board of directors resolves otherwise with a Qualified Board Majority (as defined in the 2025 Plan) including the positive vote or consent of Mr. Santarelli, all outstanding awards that would be unvested at the effective date of the Change of Control vest in full.

Upon a Change of Control, subject to the Shareholders’ Agreement (as defined in the 2025 Plan), participants have the right (and, if demanded by our board of directors, the obligation) to: (i) exercise all vested options (including those vesting solely due to the Change of Control) immediately prior to the effective date and sell the resulting shares to the acquiror at the change of control price of our common shares; (ii) sell all vested options directly to the acquiror at the change of control price of our common shares, which, in the case of an option, is equal to the applicable per-share transaction price less the exercise price of the option; and/or (iii) sell shares resulting from the vesting of vested restricted share units to the acquiror at the change of control price of our common shares.

Dissolution or Liquidation. In the event of a dissolution or liquidation of the Company (other than in the context of a Change of Control), the Company will use commercially reasonable best efforts to purchase all vested options and unvested awards at fair market value.

Plan Amendment or Termination. Our board of directors has the authority to amend, suspend, or discontinue our 2025 Plan at any time, provided that such action does not alter or impair the existing rights of any participant without such participant’s consent unless required by mandatory law or such participant is fairly compensated by other grants or cash payments. Our board of directors may cancel outstanding awards and replace them with new awards based on the fair market value on the new grant date, provided the terms of a re-grant are not more favorable to the participants than the cancelled awards. As noted above, no further awards will be granted under our 2025 Plan on or after the effectiveness of our 2026 Plan.

2025 Restricted Share Purchase Agreements

In July 2025, the Company and Windward Bio AG or Windward Bio, Inc., as applicable, entered into certain restricted share purchase agreements, or RSPA, with certain employees of Windward Bio AG and Windward Bio, Inc., respectively, pursuant to which the Company sold and issued to such employees an aggregate of 930,800 common shares with a nominal value of CHF 0.01 each at a purchase price of CHF 0.01 per share (the restricted shares). These restricted shares were issued in August 2025 by way of a share capital increase within the Company’s capital range at an issue price of CHF 0.01 per share, for an aggregate issue price of CHF 9,308.00.

The restricted shares issued under each of these RSPAs are subject to reverse vesting conditions and vest at the rate specified in the relevant RSPA as determined by our Chief Executive Officer who has been authorized by our board of directors to administer the RSPAs. The restricted shares that have not vested in accordance with the relevant RSPA are subject to a repurchase option exercisable, with respect to all or any portion of such restricted shares, by the Company (or any of its affiliates designated by it) in certain events as set forth in such RSPA, including if the service relationship of a holder of restricted shares with us or any of our affiliates ceases.

Each RSPA provides that upon a Change of Control (as defined in the RSPA), and for as long as Luca Santarelli is a member of our board of directors, unless our board of directors resolves otherwise with a Qualified Board Majority (as defined in the relevant RSPA) including the positive vote or consent of Mr. Santarelli, all restricted shares that would be unvested at the effective date of the Change of Control vest in full.

Upon a Change of Control, subject to the Shareholders’ Agreement (as defined in the RSPA), the holders of restricted shares have the right (and, if demanded by our board of directors, the obligation) to sell all vested restricted shares (including those restricted shares that have vested because of the Change of Control) to the acquiror at the change of control price of our common shares. If a holder of restricted shares did not elect to sell its vested restricted shares into the Change of Control transaction, the Company (or any of its affiliates designated by it) shall have the right (but not the obligation) to repurchase all vested restricted shares (including those restricted shares that have vested because of the Change of Control) at the change of control price of our common shares.

2025 Founder Share Repurchase Agreements

In January 2025, in connection with the Company’s Series A financing, the Company entered into certain founder share repurchase agreements, or 2025 FSRA, with all of its founding shareholders, including our executive officers, in each case with respect to common shares with a nominal value of CHF 0.01 each issued at the incorporation of the Company, or the 2025 founder shares. Under each of the 2025 FSRAs, the relevant 2025 founder shares were allocated into four subclasses of founder shares, to which the reverse vesting conditions described below apply, in each case as further set out in the relevant 2025 FSRA: (i) unrestricted shares, which are not subject to vesting; (ii) performance shares, which became fully vested with achievement of the milestone for the second tranche of our Series A financing in June 2025; (iii) first tranche shares, which vest at the rate specified in the relevant 2025 FSRA as determined by our board of directors; and (iv) second tranche shares, which vest at the rate specified in the relevant 2025 FSRA as determined by our board of directors and subject to the achievement of the milestone for the second tranche of our Series A financing in June 2025.

The 2025 founder shares that have not yet vested in accordance with the relevant 2025 FSRA are subject to a repurchase option exercisable, with respect to all or any portion of such 2025 founder shares, by the Company (or any of its affiliates designated by it) in certain events as set forth in such 2025 FSRA, including if the service relationship of a founding shareholder with us or any of our affiliates ceases.

Each 2025 FSRA provides that upon a Change of Control (as defined in the 2025 FSRA), and for as long as Luca Santarelli is a member of our board of directors, unless our board of directors resolves otherwise with a Qualified Board Majority (as defined in the 2025 FSRA) including the positive vote or consent of Mr. Santarelli, all 2025 founder shares that would be unvested at the effective date of the Change of Control vest in full.

Upon a Change of Control, subject to the Shareholders’ Agreement (as defined in the 2025 FSRA), the founding shareholders have the right (and, if demanded by our board of directors, the obligation) to sell all vested 2025 founder shares (including those 2025 founder shares that have vested because of the Change of Control) to the acquiror at the change of control price of our common shares. If a founding shareholder did not elect to sell its vested 2025 founder shares into the Change of Control transaction, the Company (or any of its affiliates designated by it) shall have the right (but not the obligation) to repurchase all vested 2025 founder shares (including those 2025 founder shares that have vested because of the Change of Control) at the change of control price of our common shares.

2026 Founder Share Repurchase Agreements

In March 2026, the Company acquired all shares in Windward Bio 27 AG (formerly LE2025 Therapeutics AG) from its founding shareholders (all of whom are executive officers of the Company), to whom the Company, in consideration therefor, issued, in the aggregate, 3,399,466 common shares with a nominal value of CHF 0.01 each (the 2026 founder shares) by way of an ordinary share capital increase, which were fully paid up by way of contribution in kind (Sacheinlage) of all shares in Windward Bio 27 AG in the Company.

At the same time, the Company entered into certain founder share repurchase agreements, or 2026 FSRA, with all founding shareholders of Windward Bio 27 AG, in each case with respect to all 2026 founder shares held by them. These 2026 founder shares are subject to reverse vesting conditions and vest at the rate specified in the relevant 2026 FSRA as determined by our board of directors. The 2026 founder shares that have not yet vested in accordance with the relevant 2026 FSRA are subject to a repurchase option exercisable, with respect to all or any portion of such 2026 founder shares, by the Company (or any of its affiliates designated by it) in certain events as set forth in such 2026 FSRA, including if the service relationship of a founder shareholder with us or any of our affiliates ceases or, with respect to a certain number of 2026 founder shares, in the event that the closing of the second tranche of the Company’s Series B financing does not occur.

Each 2026 FSRA provides that upon a Change of Control (as defined in the 2026 FSRA), and for as long as Luca Santarelli is a member of our board of directors, unless our board of directors resolves otherwise with a Qualified Board Majority (as defined in the 2026 FSRA) including the positive vote or consent of Mr. Santarelli, all 2026 founder shares that would be unvested at the effective date of the Change of Control vest in full.

Upon a Change of Control, subject to the Shareholders’ Agreement (as defined in the 2026 FSRA), the founding shareholders have the right (and, if demanded by our board of directors, the obligation) to sell all vested 2026 founder shares (including those 2026 founder shares that have vested because of the Change of Control) to the acquiror at the change of control price of our common shares. If a founding shareholder did not elect to sell its vested 2026 founder shares into the Change of Control transaction, the Company (or any of its affiliates designated by it) shall have the right (but not the obligation) to repurchase all vested 2026 founder shares (including those 2026 founder shares that have vested because of the Change of Control) at the change of control price of our common shares.

Insurance and Indemnification

Under Swiss law, subject to certain limitations, a corporation may indemnify and hold harmless directors and other persons entrusted with its management out of the assets of the corporation from and against actions, costs, charges, losses, damages and expenses which they or any of them may incur or sustain by or by reason of any act done, concurred in or omitted, in connection with the execution of their statutory duties, provided that such indemnity (if any) shall not extend to any matter in which any of said persons is found to have committed an intentional or grossly negligent breach of his or her duties. Our articles of association contain provisions governing the indemnification of the members of our board of directors and of our executive committee and the advancing of related defense costs to the extent not included in insurance coverage or paid by third parties and to the extent permitted by Swiss law. In addition, under general principles of Swiss employment law, an employer may be required to indemnify an employee against losses and expenses incurred by such employee in the proper execution of his or her duties under the employment agreement with the employer. See the section of this prospectus titled “Comparison of Shareholder Rights under Swiss and Delaware Corporate Law—Indemnification of Directors and Executive Committee and Limitation of Liability.”

We have entered, or intend to enter, as the case may be, into indemnification agreements with each of the members of our board of directors and of our executive committee prior to or in connection with the listing of our common shares on Nasdaq. We maintain directors’ and officers’ insurance to insure such persons against certain liabilities. See the section of this prospectus titled “Related Party Transactions—Agreements with Our Directors and Officers—Indemnification Agreements.”

Insofar as indemnification of liabilities arising under the Securities Act may be permitted to our board of directors, executive officers, or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

RELATED PARTY TRANSACTIONS

Other than compensation arrangements for our directors and executive officers, which are described elsewhere in this prospectus, below we describe transactions since inception and each currently proposed transaction in which:

∎	we have been or are to be a participant;

∎	the amounts involved exceeded or will exceed $120,000; and

∎

any of our directors, executive officers, or holders of more than 5% of our outstanding share capital, or any immediate family member of, or person sharing the household with, any of these individuals or entities had or will have a direct or indirect material interest.

We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s length transactions.

Series A Preferred Shares Financing

In January 2025, we entered into a Series A investment agreement, pursuant to which we issued and sold to certain investors an aggregate of 11,961,724 Series A preferred shares at a purchase price of $6.27 per share and an aggregate of 1,212,120 common shares at a purchase price of $0.01 per share, in a first tranche in January 2025, for an aggregate consideration of $75 million. In July 2025, pursuant to the Series A investment agreement, we issued and sold to certain investors an aggregate of 19,936,203 preferred shares at a purchase price of $6.27 per share in a second tranche, for an aggregate consideration of $125 million.

The following table sets forth the aggregate number of our Series A preferred shares acquired by beneficial owners of more than 5% of our voting securities in the transactions described above. Each of our Series A preferred shares will convert into one common share immediately prior to the completion of this offering.

	COMMON SHARES	SERIES A PREFERRED SHARES TRANCHE 1	SERIES A PREFERRED SHARES TRANCHE 2
Name of Shareholder (1)
OrbiMed Private Investments IX, LP	797,448	2,003,589	3,339,314
Funds managed by Blue Owl Capital (2)	318,979	1,136,364	1,893,939
Novo Holdings A/S	—	2,840,909	4,734,849
Entities affiliated with SR One (3)	—	1,704,545	2,840,910
Entities affiliated with Omega Funds (4)	—	1,420,455	2,367,424
Entities affiliated with RTW Investments (5)	—	1,136,364	1,893,939

(1)	Additional details regarding these shareholders and their equity holdings are provided in this prospectus under the section titled “Principal Shareholders.”

(2)	Represents securities acquired by Blue Owl Healthcare Opportunities IV, LP and Blue Owl Healthcare Opportunities EF IV, LP.

(3)	Represents securities acquired or to be acquired by SR One Capital Fund II Aggregator, LP and its affiliate, AMZL, LP.

(4)	Represents securities acquired by Omega Fund VII, L.P. and Omega Fund VIII, L.P.

(5)	Represents securities acquired by RTW Master Fund, Ltd., RTW Innovation Master Fund, Ltd., and RTW Biotech Opportunities Operating Ltd.

Series B Preferred Share Financing

In April 2026, we entered into a Series B investment agreement, pursuant to which we issued and sold to certain existing and new investors an aggregate of 15,948,971 Series B preferred shares at a purchase price of $6.897 per share in a first tranche in May 2026, for an aggregate consideration of $110 million. Also, we entered into warrant agreements and issued a total of 397,495 warrants to subscribe for or purchase common shares at an exercise price of CHF 0.01 per warrant with certain of the investors who participated in our Series B financing round. Further, we agreed to issue and sell to the same investors an additional aggregate of 7,974,474 Series B preferred shares at the same purchase price in a second tranche to be consummated on June 30, 2027 or, if our initial public offering or a crossover round is consummated prior to such date, in connection with such initial public offering or crossover round, as applicable, a number of shares to be determined at the same offer or purchase price as agreed in such transaction, in each case as further set out in the Series B investment agreement.

The following table sets forth the aggregate number of our preferred shares acquired or to be acquired by beneficial owners of more than 5% of our voting securities in the transactions described above. Each of our Series B preferred shares will convert into one common share immediately prior to the completion of this offering.

	SERIES B WARRANTS	SERIES B PREFERRED SHARES TRANCHE 1	SERIES B PREFERRED SHARES TRANCHE 2
Name of Shareholder (1)
OrbiMed Private Investments IX, LP	325,000	2,416,510	1,208,254
Funds managed by Blue Owl Capital (2)	—	483,302	241,650
Novo Holdings A/S	—	1,679,475	839,737
Entities affiliated with SR One (3)	—	1,377,412	688,704
Entities affiliated with Omega Funds (4)	—	1,594,897	797,448
Entities affiliated with RTW Investments (5)	—	918,274	459,136

(1)	Additional details regarding these shareholders and their equity holdings are provided in this prospectus under the section titled “Principal Shareholders.”

(2)	Represents securities acquired or to be acquired by Blue Owl Healthcare Opportunities IV, LP and Blue Owl Healthcare Opportunities EF IV, LP.

(3)	Represents securities acquired or to be acquired by SR One Capital Fund II Aggregator, LP and its affiliate, AMZL, LP.

(4)	Represents securities acquired or to be acquired by Omega Fund VII, L.P. and Omega Fund VIII, L.P.

(5)	Represents securities acquired or to be acquired by RTW Master Fund, Ltd., RTW Innovation Master Fund, Ltd., and RTW Biotech Opportunities Operating Ltd.

Some of our directors are associated with our principal shareholders as indicated in the table below:

DIRECTOR	PRINCIPAL SHAREHOLDER
David P. Bonita	OrbiMed Private Investments IX, LP
Timothy Anderson	Funds managed by Blue Owl Capital
Naveed Siddiqi	Novo Holdings A/S
Iqbal Mufti	Entities affiliated with SR One
Otello Stampacchia	Entities affiliated with Omega Funds

Shareholders’ Agreement

We entered into a shareholders’ agreement in January 2025, which was amended and restated in May 2026, with all of our shareholders. The agreement provides our shareholders with rights relating to the registration of such holders’ common shares, including common shares issuable upon conversion of preferred shares. See “Description of Share Capital and Articles of Association—Registration Rights.”

Pursuant to the shareholders’ agreement, the following directors were elected to serve as members on our board of directors: Dr. Luca Santarelli (in his capacity as our chief executive officer), Dr. David P. Bonita (nominated by OrbiMed Private Investments IX, LP), Timothy Anderson (nominated by funds managed by Blue Owl Capital), Dr. Naveed I. Siddiqi (nominated by Novo Holdings A/S), Iqbal Mufti (nominated by entities affiliated with SR One), Dr. Otello Stampacchia (nominated by entities affiliated with Omega Funds) as well as Sandip Kapadia (an independent member nominated by our board of directors in accordance with the shareholders’ agreement).

The shareholders’ agreement will terminate immediately prior to the closing of this offering, except for the registration rights granted under our shareholders’ agreement, as more fully described in “Description of Share Capital and Articles of Association—Registration Rights.” The composition of our board of directors after this offering is described in more detail under “Management—Composition of our Board of Directors.”

Acquisition of and Intra-Group Loan with Windward Bio 27 AG

In December 2025, we and Windward Bio 27 AG (formerly LE2025 Therapeutics AG), or Windward Bio 27, which we controlled through contractual arrangements at the time, entered into a contribution agreement with the founding shareholders of Windward Bio 27, Luca Santarelli, Scott Applebaum, Claudia D’Augusta, and Kevin Harris, who are also our executive officers. These shareholders of Windward Bio 27 contributed all of their shares in Windward Bio 27 to the Company in a share-for-share exchange by way of a contribution in kind (Sacheinlage) and we issued an aggregate of 3,399,466 common shares to them in consideration therefor in March 2026, whereupon Windward Bio 27 became a wholly-owned direct subsidiary of the Company.

In December 2025, we and Windward Bio 27 entered into a license and collaboration agreement with Qyuns Therapeutics Co., Ltd., or Qyuns, in connection with our WIN027 program for a total consideration of $30 million, which has been paid partially in cash and partially in equity interests of the Company. Windward Bio 27 received, in exchange for certain consideration, a license from Qyuns, or the Qyuns License. In December 2025, we and Windward Bio 27 entered into a revolving loan facility, pursuant to which Windward Bio 27 can borrow from us, up to $30 million in order to pay the cash portion of the upfront payments to Qyuns and to fund Windward Bio 27’s operational needs for a specified period. No upfront payment was made as of December 31, 2025. A payable to Qyuns for the $15 million cash portion of the upfront payment has been recognized by the Company as of December 31, 2025. Additionally, we granted options to Windward Bio 27 for Windward Bio 27 to acquire the equity interests of the Company necessary to pay the equity portion of the upfront payments to Linkbio Limited, or Linkbio, an affiliate of Qyuns, which were exercised by Windward Bio 27 in March 2026, whereupon Windward Bio 27 assigned to Linkbio 2,392,345 newly issued equity interest of the Company, as partial payment for the Qyuns License.

In September 2026, the revolving loan facility between us and Windward Bio 27 was increased to $125 million.

Agreements with Our Executive Officers and Directors

Employment Agreements

We have entered into employment agreements with our executive officers. See “Management—Compensation of Executive Officers and Directors.” These agreements contain customary provisions and representations, including confidentiality, non-competition, non-solicitation and inventions assignment undertakings by the executive officers and non-executive directors. The enforceability of the non-competition provisions may be limited under applicable law.

Indemnification Agreements

Prior to or in connection with this offering, we have entered, or intend to enter, as the case may be, into indemnification agreements with each of our directors and executive officers.

Furthermore, our articles of association contain provisions governing the indemnification of the members of our board of directors and of our executive committee to the extent not included in insurance coverage or paid by third parties and to the extent permitted by Swiss law. In addition, under general principles of Swiss employment law, an employer may be required to indemnify an employee against losses and expenses incurred by such employee in the proper execution of his or her duties under the employment agreement with the employer (see the sections of this prospectus titled “Management—Insurance and Indemnification” and “Comparison of Shareholder Rights under Swiss and Delaware Corporate Law—Indemnification of Directors and Executive Committee and Limitation of Liability”).

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Related Party Transactions Policy

Prior to the completion of this offering, we expect to adopt a related party transaction policy. Our related party transaction policy will set forth our procedures for the identification, review, consideration and approval or ratification of related person transactions. The policy will become effective immediately upon the execution of the underwriting agreement for this offering. For purposes of our policy only, a related person transaction is a transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we or any of our subsidiaries and any related person are, were or will be participants in which the amount involved exceeds $120,000 or which is unusual in its nature or conditions. Transactions involving compensation for services provided to us as an employee or director are not covered by this policy. A related person is any executive officer, director or beneficial owner of more than 5% of any class of our voting securities, including any of their immediate family members and any entity owned or controlled by such persons.

Under the policy, if a transaction has been identified as a related person transaction, including any transaction that was not a related person transaction when originally consummated or any transaction that was not initially identified as a related person transaction prior to consummation, our management must present information regarding the related person transaction to our audit committee, or, if audit committee approval would be inappropriate, to another independent body of our board of directors for review, consideration and approval or ratification. The presentation must include a description of, among other things, the material facts, the interests, direct and indirect, of the related persons, the benefits to us of the transaction and whether the transaction is on terms that are comparable to the terms available to or from, as the case may be, an unrelated third party or to or from employees generally. Under the policy, we will collect information that we deem reasonably necessary from each director, executive officer and, to the extent feasible, significant shareholder to enable us to identify any existing or potential related person transactions and to effectuate the terms of the policy. In addition, under our Code of Business Conduct and Ethics, which we will adopt prior to the completion of this offering, our employees and directors have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common shares as of June 30, 2026, and following the completion of the offering for:

∎	each beneficial owner of 5% or more of our outstanding common shares (including common shares issuable upon conversion of preferred shares);

∎	each of our directors and executive officers; and

∎	all of our directors and executive officers as a group.

We have granted the underwriters an option to purchase      common shares at the initial public offering price of $   per common share, which is the midpoint of the price range set forth on the cover page of this prospectus, less underwriting discounts and commissions.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include common shares issuable upon the exercise of options or settlement of restricted share units that are immediately exercisable within 60 days of June 30, 2026. Percentage ownership calculations are based on 15,491,686 common shares, 31,897,927 Series A preferred shares, 5,582,139 Series A junior preferred shares, 15,948,971 Series B preferred shares, each outstanding as of June 30, 2026 and rights to purchase or exercise additional convertible securities within 60 days of June 30, 2026.

The percentage of shares beneficially owned after completion of the offering is based on      common shares outstanding after this offering, including      common shares issued in connection with the offering, giving effect to the Preferred Share Conversion and the Series B Warrant Settlement. The table assumes no exercise of the underwriters’ over-allotment option to purchase additional common shares.

Except as otherwise indicated, all of the shares reflected in the table are common shares and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

As of June 30, 2026, to our knowledge,    common shares, representing % of our issued and outstanding shares, were held by    U.S. shareholders of record, before giving effect to the re-designation of all of our issued and outstanding Series A preferred shares, Series A junior preferred shares and Series B preferred shares, into common shares on a 1 to 1 basis in connection with this offering.

Except as otherwise indicated in the table below, addresses of the directors, executive officers and named beneficial owners are in care of Windward Bio Group AG, Aeschenplatz 6, 4052 Basel, Switzerland.

	NUMBER OF SHARES BENEFICIALLY OWNED BEFORE OFFERING	PERCENTAGE OF SHARES BENEFICIALLY OWNED
NAME OF BENEFICIAL OWNER		BEFORE OFFERING	AFTER OFFERING
5% or Greater Shareholders:
Novo Holdings A/S (1)	10,094,970	14.5%
OrbiMed Private Investments IX, LP (2)	10,090,115	14.3%
Luca Santarelli (3)	6,894,475	10.0%
Entities affiliated with SR One (4)	6,611,571	9.5%
Entities affiliated with Omega Funds (5)	6,180,224	8.9%
Entities affiliated with RTW Investments (6)	4,407,713	6.4%
Funds managed by Blue Owl Capital (7)	4,074,234	5.9%
Executive Officers and Directors:
Luca Santarelli (3)	6,894,475	10.0%
Claudia D’Augusta (8)	1,397,188	2.0%
Omar Khwaja (9)	1,016,356	1.5%
Kevin Harris (10)	1,391,636	2.0%
Scott Applebaum (11)	1,391,636	2.0%
David P. Bonita (12)	10,090,115	14.3%
Timothy Anderson (13)	4,074,234	5.9%
Naveed I. Siddiqi (14)	—	—
Iqbal Mufti (15)	—	—
Otello Stampacchia (16)	6,180,224	8.9%
Sandip Kapadia (17)	—	—
All current executive officers and directors as a group (11 persons)	32,435,864	46.6%

*	Represents beneficial ownership of less than 1%.

(1)	Consists of (i) 7,575,758 Series A preferred shares, (ii) 1,679,475 Series B preferred shares, and (iii) the right to acquire 839,737 shares of additional Series B preferred shares in a second tranche closing. Novo Holdings A/S has the sole power to vote and dispose of the shares, and no individual or other entity is deemed to hold any beneficial ownership in the shares. Dr. Siddiqi is employed as a Senior Partner at Novo Holdings A/S, and Dr. Siddiqi is not deemed to have beneficial ownership of the shares held by Novo Holdings A/S. The business address of Novo Holdings A/S is Tuborg Havnevej 19, 2900 Hellerup, Denmark.

(2)	Consists of (i) 797,448 common shares; (ii) 5,342,903 Series A preferred shares; (iii) 2,416,510 Series B preferred shares; (iv) 325,000 outstanding warrants to purchase the Company’s common shares; and (v) the right to acquire 1,208,254 shares of additional Series B shares in a second tranche closing held by OrbiMed Private Investments IX, LP, or OPI IX. OrbiMed Capital GP IX LLC, or GP IX, is the general partner of OPI IX. OrbiMed Advisors LLC, or Advisors, is the managing member of GP IX. By virtue of such relationships, GP IX and Advisors may be deemed to have voting and investment power with respect to the shares held by OPI IX and as a result, may be deemed to have beneficial ownership over such shares. Advisors exercises investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho, and W. Carter Neild, each of whom disclaims beneficial ownership of the shares held by OPI IX. David P. Bonita, a member of Advisors, is a member of the Company’s board of directors. The address for the OPI IX entities is c/o OrbiMed Advisors LLC, 601 Lexington Avenue, 54th Floor, New York, NY 10022.

(3)	Dr. Santarelli has a total of 7,112,939 common shares (including common shares issuable upon conversion of equity awards), consisting of (i) 6,867,158 common shares and (ii) options to purchase up to 245,781 common shares, of which 27,317 common shares are exercisable within 60 days of June 30, 2026.

(4)

Consists of (i) 3,746,013 common shares issuable upon conversion of shares of Series A preferred shares held by SR One Capital Fund II Aggregator, LP, or SR One Capital Fund, (ii) 869,944 common shares issuable upon conversion of shares of Series B preferred shares held by SR One Capital Fund, (iii) 799,442 common shares issuable upon conversion of shares of Series A preferred shares held by AMZL, LP or AMZL, (iv) 507,468 common shares issuable upon conversion of shares of Series B preferred shares held by AMZL, (v) SR One Capital Fund’s right to acquire 434,971 shares of additional Series B preferred shares in a second tranche closing, and (vi) AMZL’s right to acquire 253,733 shares of additional Series B preferred shares in a second tranche closing. SR One Capital Partners II, LP, or SR One Capital Partners, is the general partner of SR One Capital Fund. SR One Capital SMA Partners, LP, or SMA Partners, is the general partner of AMZL. SR One Capital Management, LLC, or SR One Capital Management, is the general partner of SR One Capital Partners and SMA Partners. Simeon George, MD, is the Manager of SR One Capital Management. SR One Capital Partners, SR One Capital Management, and Simeon George, MD share voting and investment power with respect to the shares directly held by SR One Capital Fund. SMA Partners, SR One Capital Management, and Simeon George, MD share voting and investment power with respect to the shares directly held by AMZL. Each of SR One Capital Partners, SMA Partners, SR One Capital Management, and Simeon George, MD, disclaims beneficial ownership of the shares held by SR One Capital Fund and AMZL, respectively, except to the extent of its or his pecuniary interest therein, if any. Iqbal Mufti, a member of our board of directors, is an operating partner of SR One Capital Management, LP, an entity affiliated with SR One Capital Fund and AMZL, and has no voting or dispositive power with respect to any of the above referenced shares and disclaims beneficial ownership of such shares except to the extent of his respective pecuniary interest therein. The address for these individuals and entities is 929 Main Street, Suite 200, Redwood City, CA 94063.

(5)	Consists of (i) 3,787,879 Series A preferred shares, (ii) 1,594,897 Series B preferred shares, and (iii) the right to acquire 797,448 shares of additional Series B preferred shares in a second tranche closing. Omega Fund VIII GP Manager, Ltd., or Omega VIII GP Manager, serves as the general partner of Omega Fund VIII GP, L.P., or Omega VIII GP, which serves as the general partner of Omega Fund VIII, L.P., or Omega VIII Fund, and each of Omega VIII GP and Omega VIII GP Manager may be deemed to beneficially own the shares held by Omega VIII Fund. Omega Fund VII GP Manager, Ltd., or Omega VII GP Manager, serves as the general partner of Omega Fund VII GP, L.P., or Omega VII GP, which serves as the general partner of Omega Fund VII, L.P., or Omega VII Fund, and each of Omega VII GP and Omega VII GP Manager may be deemed to beneficially own the shares held by Omega VII Fund. Claudio Nessi, or Nessi, Francesco Draetta, or Draetta, and Dr. Stampacchia are the directors of Omega VIII GP Manager and Omega VII GP Manager and may be deemed to beneficially own the shares held by Omega VIII Fund and Omega VII Fund. The address of the principal business office of Omega VIII Fund, Omega VIII GP, Omega VIII GP Manager, Omega VII Fund, Omega VII GP, Omega VII GP Manager, Nessi, Draetta and Dr. Stampacchia is c/o Omega Fund Management, LLC, 888 Boylston Street, Suite 1111, Boston, MA 02199.

(6)	Consists of (i) 3,030,303 Series A preferred shares, (ii) 918,274 Series B preferred shares, and (iii) the right to acquire 459,136 shares of additional Series B preferred shares in a second tranche closing. RTW Investments, LP, or RTW, in its capacity as the investment manager of RTW Master Fund, Ltd., RTW Innovation Master Fund, Ltd. and RTW Biotech Opportunities Operating Ltd., or the RTW Funds, has the power to vote and the power to direct the disposition of the shares held by the RTW Funds. Accordingly, RTW may be deemed to be the beneficial owner of such securities. Roderick Wong, M.D., as the Managing Partner of RTW, has the power to direct the vote and disposition of the securities held by RTW. Dr. Wong disclaims beneficial ownership of the shares held by the RTW Funds, except to the extent of his pecuniary interest therein. The address and principal office of RTW Investments, LP is 40 10th Avenue, Floor 7, New York, NY 10014, and the address of Dr. Wong and each of the RTW Funds is c/o RTW Investments, LP, 40 10th Avenue, Floor 7, New York, NY 10014.

(7)	Consists of (i) 318,979 common shares, (ii) 3,030,303 Series A preferred shares, (iii) 483,302 Series B preferred shares, and (iv) the right to acquire 241,650 shares of additional Series B preferred shares in a second tranche closing. Blue Owl Healthcare Opportunities IV Public Investments LP may be deemed to be the beneficial owner of these shares. Blue Owl Healthcare Opportunities Advisors LLC is the investment manager of Blue Owl Healthcare Opportunities IV Public Investments LP, has voting and investment power over the securities held by Blue Owl Healthcare Opportunities IV Public Investments LP and also may be deemed to be the beneficial owner of these shares. Blue Owl Healthcare Opportunities Advisors LLC exercises voting and investment power through an investment committee comprised of Kevin Raidy, Timothy Anderson, Sandip Agarwala, and Brandyn Itzkowitz, who each disclaim beneficial ownership of these shares. The principal business address of Blue Owl Capital is 399 Park Avenue, New York, New York 10022.

(8)	Dr. D’Augusta has a total of 1,441,444 common shares (including common shares issuable upon conversion of equity awards), consisting of (i) 1,391,636 common shares and (ii) options to purchase up to 49,808 common shares, of which 5,552 common shares are exercisable within 60 days of June 30, 2026.

(9)	Dr. Khwaja has a total of 1,441,444 common shares (including common shares issuable upon conversion of equity awards), consisting of (i) 963,200 common shares and (ii) options to purchase up to 478,244 common shares, of which 53,156 common shares are exercisable within 60 days of June 30, 2026.

(10)	Mr. Harris has a total of 1,441,444 common shares (including common shares issuable upon conversion of equity awards), consisting of (i) 1,391,636 common shares and (ii) 49,808 restricted share units, of which 8,308 restricted share units are time vested and subject to liquidity event within 60 days of June 30, 2026.

(11)	Mr. Applebaum has a total of 1,441,444 common shares (including common shares issuable upon conversion of equity awards), consisting of (i) 1,391,636 common shares and (ii) 49,808 restricted share units, of which 8,308 restricted share units are time vested and subject to liquidity event within 60 days of June 30, 2026.

(12)	Consists of the shares listed in footnote 2 above held of record by OrbiMed Private Investments IX, LP.

(13)	Consists of the shares listed in footnote 7 above held of record by funds managed by Blue Owl Capital.

(14)	Consists of the shares listed in footnote 1 above held of record by Novo Holdings A/S.

(15)	Consists of the shares listed in footnote 4 above held of record by entities affiliated with SR One.

(16)	Consists of the shares listed in footnote 5 above held of record by entities affiliated with Omega Funds.

(17)	Mr. Kapadia has a total of 150,000 restricted share units, of which 18,750 restricted share units are time vested and subject to liquidity event within 60 days of June 30, 2026.

DESCRIPTION OF SHARE CAPITAL AND ARTICLES OF ASSOCIATION

Set forth below is a summary of certain information concerning our share capital as well as a description of certain provisions of our articles of association as they will be in effect immediately prior to the completion of this offering, as may be amended from time to time, and relevant provisions of Swiss law, together with a summary of certain differences in corporate law in Switzerland and Delaware. The summary below contains only material information concerning our share capital and corporate status and does not purport to be complete and is qualified in its entirety by reference to our articles of association to be in effect immediately prior to the completion of this offering and applicable Swiss law.

The Company

We are a Swiss corporation (Aktiengesellschaft) organized under the laws of Switzerland. We were incorporated on July 5, 2024 and began operations in January 2025 with our registered office and domicile in Basel, Canton of Basel-Stadt, Switzerland. Our registered office and head office is currently located at Aeschenplatz 6, 4052 Basel, Switzerland.

General

As of June 30, 2026, our share capital as registered in the commercial register of the Canton of Basel-Stadt, Switzerland, or the Commercial Register, amounts to CHF 689,714.23 and is divided into 68,971,423 registered shares (Namenaktien) with a nominal value of CHF 0.01 each, consisting of 15,542,386 common shares (Stammaktien), 31,897,927 Series A preferred shares (Vorzugsaktien A), 5,582,139 Series A junior preferred shares (Vorzugsaktien A Junior) and 15,948,971 Series B preferred shares (Vorzugsaktien B). The preferred shares provide for preferential rights with respect to dividend distributions and/or liquidation proceeds for the Series A preferred shares, the Series A junior preferred shares and the Series B preferred shares, as described in our articles of association. Each issued share is fully paid.

Immediately prior to the completion of this offering, (i) the then outstanding 31,897,927 Series A preferred shares, 5,582,139 Series A junior preferred shares and 15,948,971 Series B preferred shares will be converted on a 1:1 basis into common shares and (ii)      common shares will be issued upon cashless exercise of the Series B Warrants. All shares will rank pari passu with each other and no preferred shares will be outstanding.

Upon the closing of this offering, based on the number of registered shares outstanding as of June 30, 2026, the changes to our share capital occurring prior to the completion of this offering and described in the preceding paragraphs, based on an assumed initial public offering price of $  per share, which is the midpoint of the price range set forth on the cover page of this prospectus, our outstanding fully paid-in share capital will consist of    common shares (or    common shares if the underwriters exercise their option to purchase additional common shares in the offering in full), with a nominal value of CHF 0.01 each.

Changes in Our Share Capital

In this section, our share capital and the number and nominal value of shares are presented as of the date of the relevant transaction, without accounting for the conversion of our preferred shares into common shares immediately prior to the completion of this offering.

As of the date of our incorporation, our share capital as registered in the Commercial Register amounted to CHF 100,000, divided into 10,000,000 fully paid-in common shares with a nominal value of CHF 0.01 per share. Since our incorporation, the events described below have changed the number and classes of our issued and outstanding share capital.

On January 23, 2025, our share capital as registered in the Commercial Register on January 27, 2025 was increased by CHF 147,687.41 through the issuance by way of an ordinary share capital increase of 11,961,724 Series A preferred shares, 1,594,897 Series A junior preferred shares and 1,212,120 common shares, in each case with a nominal value of CHF 0.01 per share, at an issue price of $6.27 per share, CHF 0.01 per share and CHF 0.01 per share, respectively.

On May 19, 2025, our share capital was increased by CHF 15,948.97 through the issuance out of our conditional share capital of 1,594,897 Series A junior preferred shares with a nominal value of CHF 0.01 per share at an issue price of CHF 0.01 per share (with such share capital increase being registered in the Commercial Register on March 10, 2026, as described below).

On July 11, 2025, our share capital as registered in the Commercial Register on July 14, 2025 was increased by CHF 199,362.03 through the issuance by way of an ordinary share capital increase of 19,936,203 Series A preferred shares with a nominal value of CHF 0.01 per share at an issue price of $6.27 per share.

On August 20, 2025, our share capital as registered in the Commercial Register on August 25, 2025 was increased by CHF 9,308.00 through the issuance by way of a capital increase within our capital range of 930,800 common shares with a nominal value of CHF 0.01 per share at an issue price of CHF 0.01 per share.

On March 9, 2026, our share capital as registered in the Commercial Register on March 10, 2026 was increased by CHF 73,867.08 (i) through the issuance by way of an ordinary share capital increase of 3,399,466 common shares with a nominal value of CHF 0.01 per share at an issue price of CHF 0.01 per share, issued as consideration for the contribution in kind of 10,000,000 fully paid-in registered shares of Windward Bio 27 AG (formerly LE2025 Therapeutics AG), in Basel, pursuant to the contribution in kind agreement dated March 4, 2026, (ii) through the issuance by way of an ordinary share capital increase of 2,392,345 Series A junior preferred shares with a nominal value of CHF 0.01 per share at an issue price of CHF 0.01 per share, and (iii) as a result of the ascertainment by our board of directors of the issuance of 1,594,897 Series A junior preferred shares out of our conditional share capital on May 19, 2025, as described above.

On May 12, 2026, our share capital as registered in the Commercial Register on May 13, 2026 was increased by CHF 159,489.71 through the issuance of 15,948,971 Series B preferred shares with a nominal value of CHF 0.01 per share at an issue price of $6.897 per share.

Certain Important Provisions of our Articles of Association, Organizational Regulations and Swiss Law

The following is a summary of certain important provisions of our articles of association, organizational regulations and certain related provisions of Swiss law. Please note that this is only a summary and is not intended to be exhaustive. For a more complete discussion, please refer to our articles of association, organizational regulations and Swiss law.

On    , 2026, we adopted our amended and restated articles of association, which will become effective immediately prior to the completion of this offering upon registration of such articles with the Commercial Register. Except where stated otherwise, when we refer to our articles of association in this prospectus, we refer to our amended and restated articles of association as they will be in force immediately prior to the completion of this offering. On    , 2026, our board of directors adopted amended and restated organizational regulations, which will become effective on the effective date of the registration statement of which this prospectus is a part. When we refer to our organizational regulations in this prospectus, we refer to our amended and restated organizational regulations as they will be in force on the effective date of the registration statement of which this prospectus is a part.

Share Capital and Shares

Ordinary Capital Increase, Capital Range and Conditional Share Capital

Under Swiss law, we may increase our share capital (Aktienkapital) with a resolution of the general meeting of shareholders (ordinary capital increase) that must be carried out by the board of directors within six months in order to become effective. Under our articles of association and Swiss law, in case of a subscription and increase against contributions in cash, a resolution passed by a majority of the votes represented at the general meeting of shareholders is required. In case of a subscription and increase through the conversion of equity surplus, against contributions in kind or by set-off against a claim, or the granting of special benefits, or when shareholders’ statutory pre-emptive subscription rights are restricted or withdrawn, a resolution passed by two-thirds of the votes represented at a general meeting of shareholders and the majority of the nominal value of the shares represented is required.

In addition, under the Swiss Code of Obligations, or the CO, our shareholders, by a resolution passed by two-thirds of the votes represented at a general meeting of shareholders and the majority of the nominal value of the shares represented at such meeting, may introduce a capital range (Kapitalband). Within the capital range, the board of directors may increase, up to a maximum of 150% of the existing share capital as registered in the Commercial Register (upper limit), and/or reduce the share capital, up to a minimum of 50% of the existing share capital as registered in the Commercial Register (lower limit), and subject to the limitations set forth in the shareholders’ authorization, for a period of no longer than five years (unless terminated earlier as a matter of Swiss law if the general meeting of shareholders resolves an ordinary capital increase or capital reduction outside the capital range, or to amend or abolish the capital range).

Furthermore, under the CO, our shareholders, by a resolution passed by two-thirds of the votes represented at a general meeting of shareholders and the majority of the nominal value of the shares represented at such meeting, may empower the board of directors to issue shares of a specific aggregate nominal amount, up to a maximum of 50% of the existing share capital as registered in the Commercial Register, in the form of conditional capital (bedingtes Kapital) for the purpose of issuing shares (i) through the exercise or mandatory exercise of conversion, exchange, option, warrant or similar rights for the subscription of shares granted to shareholders or third parties in connection with bonds, notes, options, warrants or other securities or contractual obligations of the Company or any of its group companies or (ii) through the issuance of rights to subscribe for new shares to members of the board of directors, members of the executive committee, employees, contractors or consultants of the Company or its group companies or other persons providing services to the Company or its group companies.

Any subscription and direct or indirect acquisition of new shares either in connection with or under an ordinary capital increase, capital range or conditional share capital and any subsequent transfer of such shares are subject to certain transfer restrictions (for more details see the section of this prospectus titled “Limitations Affecting Shareholders of a Swiss Company—Transfer of Shares and Transfer Restrictions”).

Pre-emptive Subscription Rights

Pursuant to the CO, shareholders have pre-emptive subscription rights (Bezugsrechte) to subscribe for newly issued shares. With respect to conditional capital in connection with the issuance of conversion or option rights, convertible bonds or similar debt instruments, shareholders have advance subscription rights (Vorwegzeichnungsrechte) for the subscription of these instruments.

A resolution passed at a general meeting of shareholders by two-thirds of the votes represented at such meeting and the majority of the nominal value of the shares represented at such meeting may withdraw or restrict (in case of an ordinary capital increase) or authorize our board of directors to withdraw or restrict the pre-emptive subscription rights and/or advance subscription rights in certain circumstances.

If pre-emptive subscription rights are granted, but not exercised, our board of directors may allocate such unexercised pre-emptive subscription rights at its discretion in the interest of the Company.

With respect to our capital range, our board of directors is authorized by our articles of association to withdraw or restrict the pre-emptive subscription rights of existing shareholders, and to allocate them to third parties, the Company or any of its group companies if:

∎	the issue price of the newly issued shares is determined taking into account the market conditions;

∎

the newly issued shares are used for raising capital in a fast and flexible manner, which would not be possible, or might only be possible with great difficulty or delays or at significantly less favorable conditions, without the exclusion of the pre-emptive subscription rights of existing shareholders;

∎

the newly issued shares are used for the acquisition of companies, part(s) of companies or participations, for the acquisition of products, intellectual property or licenses by or for investment projects of the Company or any of its group companies, or for the financing or refinancing of any of such transactions through a placement of shares;

∎

the newly issued shares are used for purposes of broadening our shareholder constituency in certain geographic, financial or investor markets, for purposes of the participation of strategic partners, or in connection with the listing of new shares on domestic or foreign stock exchanges;

∎

the newly issued shares are used for purposes of granting an over-allotment option or an option to subscribe for additional shares in a placement or sale of shares to the respective initial purchaser(s) or underwriter(s);

∎

the newly issued shares are used for the participation of members of the board of directors, members of the executive committee, employees, contractors, consultants or other persons performing services for the benefit of the Company or any of its group companies;

∎

a shareholder or a group of shareholders acting in concert having accumulated shareholdings in excess of  % of the share capital registered in the Commercial Register without having submitted to all other shareholders a takeover offer recommended by the board of directors; or

∎

the newly issued shares are used for the defense of an actual, threatened or potential takeover offer that the board of directors, upon consultation with an independent financial advisor retained by it, has not or will not recommend to the shareholders to accept on the basis that the board of directors does not find such takeover offer to be financially fair to the shareholders or to be in the Company’s interest.

Our board of directors is entitled to permit, to restrict or to exclude the trading of preemptive subscription rights. It may permit the expiration of preemptive subscription rights that have not been duly exercised, or it may place such rights or shares as to which preemptive subscription rights have been granted, but not duly exercised, at market conditions or may use them otherwise in the interest of the Company.

Our Capital Range

Our amended and restated articles of association provide for a capital range ranging from CHF    (lower limit) to CHF    (upper limit), for various purposes. Within the capital range, our board of directors is authorized to increase or reduce the share capital of the Company once or several times and by any amounts, including through the issuance of up to    fully paid-in registered shares, the cancellation of up to    registered shares, an increase or reduction of the nominal value of existing shares or a simultaneous reduction and re-increase of the share capital, including in connection with an intended takeover. The capital range is in place until    , 2031 (unless terminated earlier as a matter of Swiss law if the general meeting of shareholders resolves an ordinary capital increase or capital reduction outside the capital range, or to amend or abolish the capital range).

In connection with capital increases within the capital range, our board of directors has the power to determine, to the extent necessary, the issue price, the type of contribution, the date of issue, the conditions for the exercise of pre-emptive subscription rights and the beginning date for dividend entitlement.

Our board of directors is also authorized to withdraw or restrict pre-emptive subscription rights as described above. This authorization is exclusively linked to the particular available capital range set out in the respective article. If the capital range lapses without having been used by the board of directors, the authorization to withdraw or restrict the pre-emptive subscription rights lapses simultaneously with such capital range.

If the underwriters exercise the option to purchase up to     additional common shares at the public offering price following the completion of this offering, a corresponding number of common shares will be issued out of our capital range. Accordingly, upon the consummation of this offering, and assuming that such option will be exercised in full following the completion of this offering and the corresponding number of common shares will be issued out of the above-described capital range, we expect our board of directors being authorized within our capital range to issue up to    common shares and to cancel up to    common shares.

Our Conditional Share Capital

Conditional Share Capital for Participation Programs

Our share capital may be increased by a maximum aggregate amount of CHF    through the issuance of up to     common shares, which would have to be fully paid-in, with a nominal value of CHF    each, through the direct or indirect issuance of shares, or through the exercise or mandatory exercise of rights to acquire shares or through obligations to acquire shares, which were granted to or imposed on members of the board of directors, members of the executive committee, employees, contractors or consultants of the Company or one of its group companies, or other persons providing services to the Company or one of its group companies. Shares, rights or purchase obligations therefor shall be issued pursuant to one or more regulations to be issued by our board of directors, or to the extent delegated to it, our compensation committee, and in each case in accordance with our articles of association. Shares, rights or purchase obligations therefor may be issued at a price or with an exercise price lower than the market price or intrinsic value, as applicable. The pre-emptive subscription rights and advance subscription rights of our shareholders are excluded in connection with the issuance of any shares, options or subscription rights therefor.

Conditional Share Capital for Financing, Acquisition and Other Purposes

In addition, our share capital may be increased by a maximum aggregate amount of CHF    through the issuance of up to    common shares, which would have to be fully paid-in, with a nominal value of CHF    each, through the exercise or mandatory exercise of conversion, exchange, subscription or other rights to acquire shares or through obligations to acquire shares which were granted to or imposed on shareholders or third parties alone or in connection with bonds, notes, options, warrants or other securities or contractual obligations by the Company or any of its group companies, including in connection with an intended takeover. The advance subscription rights of shareholders are excluded in connection with the issuance of any of the aforementioned financial instruments and the pre-emptive subscription rights of shareholders are excluded upon conversion, exchange, exercise or the triggering of any of the aforementioned financial instruments in connection with the issuance of common shares, and the then-current owners of such financial instruments are entitled or obligated to acquire the new common shares upon conversion, exchange, exercise or the triggering of any financial instrument. The issuance of such shares or financial instruments will be made in accordance with one or more resolutions to be issued by the board of directors, by which the board of directors determines the main conditions of such financial instruments. The issuance of such shares may be made at a price below the respective stock exchange price and the issuance of such financial instruments may be made below their intrinsic value.

Uncertificated Securities

Our shares are uncertificated securities (Wertrechte, within the meaning of article 973c of the CO) and, when administered by a custodian (Verwahrungsstelle, within the meaning of the Federal Act on Intermediated Securities, or FISA) and credited to one or more securities deposit account(s) (Effektenkonto), qualify as intermediated securities (Bucheffekten, within the meaning of the FISA). In accordance with article 973c of the CO, we will maintain a non-public register of uncertificated securities (Wertrechtebuch). We may at any time without the approval of our shareholders and at our cost convert shares issued as uncertificated securities into another form (including global certificates) or convert shares issued in one form into another form. Following the entry in the share register, a shareholder may at any time request from us a written confirmation in respect of the shares held by such shareholder. Shareholders are not entitled, however, to request the printing and delivery of certificates or the conversion of the shares in one form into another form.

General Meeting of Shareholders

Ordinary and Extraordinary General Meetings of Shareholders

The general meeting of shareholders is our supreme corporate body. Under Swiss law, ordinary and extraordinary general meetings of shareholders may be held.

An annual ordinary general meeting of shareholders must be held annually within six months after the close of a corporation’s financial year. In our case, this means on or before June 30 of any calendar year. The annual general meeting of shareholders is convened by our board of directors or, if necessary, our auditors.

An extraordinary general meeting of shareholders may be called (1) by a resolution of the board of directors or by our auditors, in each case when deemed necessary, or by our liquidators or the representatives of bondholders, if any, (2) if so resolved by a general meeting of shareholders or (3) if shareholders who hold, alone or together, common shares representing at least 5% of the share capital or of the votes request such general meeting of shareholders in writing, indicating the matters to be discussed and the corresponding proposal(s) and, in case of elections, the names of the nominated candidates, including the information required for a request for inclusion of an item on the agenda as set forth below (“—Agenda Requests”).

Powers

The following powers are vested exclusively in the general meeting of shareholders:

∎	adoption and amendment of the articles of association, including an amendment of the purpose or the relocation of the registered office;

∎	election and dismissal of the members of the board of directors, the chairperson of the board of directors, the members of the compensation committee, the independent proxy and the auditors;

∎

approval of the annual management report, the annual consolidated financial statements and the annual stand-alone statutory financial statements and decision on the allocation of profits shown on the balance sheet, in particular with regard to dividends (including interim dividends and the approval of the interim stand-alone statutory financial statements required for this purpose), and the repayment of the statutory capital reserves;

∎	approval of the maximum amount of compensation of the board of directors and of the executive committee pursuant to the articles of association;

∎	granting discharge from liability to the members of the board of directors and the persons entrusted with management;

∎	the delisting of the Company’s equity securities;

∎	if required, the approval of the report on non-financial matters pursuant to article 964c CO;

∎	dissolving the company with or without liquidation; and

∎

passing of resolutions as to all matters reserved by law or under the articles of association to the general meeting of shareholders or that are submitted to the general meeting of shareholders by our board of directors subject to its non-transferable and inalienable powers and duties.

Voting and Quorum Requirements

Shareholder resolutions and elections (including elections of members of the board of directors) require the affirmative vote of the majority of the votes represented at the general meeting of shareholders, unless otherwise stipulated by law or our articles of association.

Under Swiss corporate law or our articles of association, a resolution of the general meeting of shareholders passed by two-thirds of the votes represented at such meeting and the majority of the nominal value of the shares represented at such meeting is required for:

∎	the amendment of the Company’s purpose;

∎	the combination of shares (reverse share split);

∎	an increase in share capital through the conversion of equity surplus, against contribution in kind or by set-off against a claim, or the granting of special benefits;

∎	the restriction or withdrawal of pre-emptive subscription rights;

∎	the introduction of conditional share capital or the introduction of a capital range;

∎	the restriction on the transferability of shares and the cancellation of such a restriction;

∎	the creation of shares with privileged voting rights;

∎	the change of currency of the Company’s share capital;

∎	the delisting of the Company’s equity securities;

∎	the relocation of the registered office of the Company;

∎	the introduction of an arbitration clause in the articles of association;

∎	the dissolution of the Company;

∎	the dismissal of any member of the board of directors, of the chairperson of the board of directors or of any member of the compensation committee before the end of his or her term of office; and

∎

the amendment or repeal of the registration or voting restrictions, the provision setting a maximum board size, and the provision for indemnification of the members of the board of directors and the executive committee set forth in our articles of association.

The same voting requirements generally apply to resolutions regarding transactions among corporations based on Switzerland’s Federal Act on Mergers, Demergers, Transformations and the Transfer of Assets of 2003, as amended, or the Swiss Merger Act (including a merger, demerger or conversion of a corporation); see “—Compulsory Acquisitions; Appraisal Rights.”

In accordance with Swiss law and generally accepted business practices, our articles of association do not provide for quorum requirements generally applicable to general meetings of shareholders. To this extent, our practice varies from the requirement of Nasdaq Listing Rule 5620(c), which requires an issuer to provide in its bylaws for a generally applicable quorum, and that such quorum may not be less than one third of the outstanding voting shares.

Notice

General meetings of shareholders must be convened by our board of directors at least twenty days before the date of the meeting. The general meeting of shareholders is convened by way of a notice which may, at the election or our board of directors, be validly given by publication in the Swiss Official Gazette of Commerce or in a form that allows proof by text. The notice of a general meeting of shareholders must specify the date, beginning, mode and venue of the meeting, the agenda items, the proposals of our board of directors and the shareholder(s) who requested that a general meeting of shareholders be called or an item or proposal be included on the agenda (if any) (including a brief explanation), in case of elections, the names of the proposed candidates, and the name and address of the independent proxy. Except in the limited circumstances listed below, a resolution may not be passed at a general meeting of shareholders without proper notice. This limitation does not apply to proposals to convene an extraordinary general meeting of shareholders or to initiate a special investigation. No previous notification is required to put proposals to the meeting related to items already on the agenda or for debates of matters on which no resolution is to be taken.

Our annual report, the compensation report and the auditors’ reports as well as, if required, the report on non-financial matters pursuant to article 964c CO must be made available to the shareholders at least 20 calendar days prior to the annual general meeting of shareholders. Unless these reports are made available electronically, any shareholder may request that these reports be sent to them in advance of, or within one year after, the relevant annual general meeting of shareholders.

Agenda Requests

Pursuant to Swiss law and our articles of association, shareholders who alone or together represent at least 0.5% of the share capital or of the votes may request that an item including a specific proposal be included on the agenda or that a specific proposal relating to an item be included in the notice convening a general meeting of shareholders. To be timely, the shareholder’s request must be made at least 45 calendar days in advance of the meeting. The request must be made in writing and contain, for each of the agenda items, the following information:

∎	a brief description of the agenda item and the reason for which it is to be discussed at the general meeting of shareholders;

∎	the proposals regarding the agenda item;

∎	the name and address, as they appear in the share register, of the shareholder proposing such business;

∎	the number of shares which are beneficially owned by such shareholder (including documentary support of such beneficial ownership);

∎	the dates upon which the shareholder acquired such shares;

∎	any material interest of the proposing shareholder in the proposed business;

∎	a statement in support of the matter; and

∎	all other information required under the applicable laws and stock exchange rules.

In addition, if the shareholder intends to solicit proxies from the shareholders of a company, such shareholder shall notify the company of this intent in accordance with SEC Rule 14a-4 and/or Rule 14a-8.

Shareholder Proposals

Under Swiss law and our articles of association, at any general meeting of shareholders any shareholder may put proposals to the meeting related to items already on the agenda. In addition, even if the proposal is not part of any agenda item, any shareholder may propose to the meeting to convene an extraordinary general meeting of shareholders or to have a specific matter investigated by means of a special investigation where this is necessary for the proper exercise of shareholder rights.

Voting Rights

Subject to the voting rights limitation set forth in our articles of association, each of our shares entitles a holder to one vote. The shares are not divisible. We only accept one representative per share and the voting right and the rights associated therewith may only be exercised vis-à-vis us by a shareholder, usufructuary or nominee to the extent that such person is registered in the share register with voting rights at a cut-off date to be determined by our board of directors. Shareholders are registered in the share register as shareholders with voting rights upon their request if they expressly declare that they have acquired the shares in their own name and for their own account, that there is no agreement on the redemption of the relevant shares and that they bear the economic risk associated with the shares. Those entitled to vote in the general meeting of shareholders may be represented by the independent proxy (annually elected by the general meeting of shareholders), by their legal representative or, by means of a proxy in a form that allows proof by text, by any other representative who need not be a shareholder.

Our amended and restated articles of association contain provisions that prevent investors from acquiring voting rights exceeding  % of our issued share capital. Subject to Swiss law and our articles of association, no person or entity shall be registered in the share register as a shareholder with voting rights for, and no person or entity may directly or indirectly, formally, constructively or beneficially own, or otherwise control or direct, alone or together with third parties, voting rights (whether exercisable or not) with respect to, more than  % of the share capital registered in the Commercial Register. Legal entities and partnerships or other groups of persons or joint owners who are interrelated to one another through capital ownership, voting rights, uniform management or otherwise linked as well as individuals, legal entities or partnerships who act in concert or otherwise act in a coordinated manner or acquire shares indirectly shall be treated as one single person. Specifically, if an individual or legal entity acquires common shares and, as a result, directly or indirectly, has voting rights with respect to more than  % of the share capital registered in the Commercial Register, the common shares exceeding the limit of  % shall be entered in the share register as shares without voting rights.

This restriction also applies to persons or entities who hold or acquire some or all of their shares through nominees, including via Cede & Co., New York (or any successor), as the nominee of The Depository Trust Company, New York, acting in its capacity as clearing nominee. Our board of directors may, in its own discretion, register persons who declare in the registration application that they hold the shares as nominees on behalf of third-party beneficiaries in the share register as shareholders with voting rights. However, if shares are being held by a nominee for third-party beneficiaries, which control or direct (alone or together with third parties) voting rights with respect to more than  % of the share capital registered in the Commercial Register, our articles of association provide that our board of directors may cancel the registration of the shares with voting rights held by such nominee in excess of the limit of  %. Furthermore, our articles of association contain provisions that allow our board of directors to make the registration with voting rights of shares held by a nominee subject to conditions, limitations and reporting requirements and to impose or adjust such conditions, limitations and requirements once registered. However, any shareholders already being registered with, and/or having been allocated, more than  % of the share capital registered in the Commercial Register prior to the registration with the Commercial Register of our amended and restated articles of association (if any) will remain or will be registered with voting rights for such shares. Furthermore, our board of directors may resolve not to apply, in part or in full, these restrictions or limits by way of exception for justified reasons with the majority vote of two-thirds of all its members.

Further, no shareholder may exercise, directly or indirectly, voting rights with respect to own or represented shares in excess of  % of the share capital registered in the Commercial Register. This voting rights limitation applies equally to parties acting in concert. Our board of directors may resolve not to apply this voting rights limitation by way of exception for justified reasons with the majority vote of two-thirds of all its members. This voting rights limitation does not apply to the exercise of voting rights by shareholders or their proxies to the extent that their shares are validly registered with voting rights in the share register pursuant to our articles of association and they are still in compliance with our articles of association.

Registration Rights

Shareholder Registration Rights

We are party to a shareholders’ agreement that provides that certain holders of our common shares, including certain holders of at least 5% of our common shares and entities affiliated with certain of our directors, have certain registration rights, as set forth below. This shareholders’ agreement was entered into in January 2025 and amended and restated in May 2026. The registration of our common shares by the exercise of registration rights described below would enable the holders to sell these shares without restriction under the Securities Act when the applicable registration statement is declared effective. We will pay the registration expenses, other than underwriting discounts and commissions and selling expenses of the holders, of the shares registered pursuant to the demand, piggyback, and Form S-3 or Form F-3 registrations described below. Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include.

Demand Registration Rights

The holders of an aggregate of    common shares will be entitled to certain demand registration rights. At any time after 180 days following the effective date of the registration statement of which this prospectus forms a part, such holders are entitled to registration rights under the shareholders’ agreement, provided that the holders of a majority of registrable securities then outstanding request that we register 40% of shares subject to such registration rights, with an anticipated aggregate offering price of such shares of at least $25 million, net of selling expenses. The demand registrations shall expire five years after the date of this offering and we will not be obligated to undertake more than two offerings pursuant to a demand registration in any twelve-month period.

Piggyback Registration Rights

In connection with this offering, the holders of an aggregate of    common shares were entitled to, and the necessary percentage of holders waived, their rights to notice of this offering and to include their shares of registrable securities in this offering. After this offering, in the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, the holders of these shares will be entitled to certain piggyback registration rights allowing such holders to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, subject to certain exceptions, the holders of these shares are entitled to notice of the registration and have the right to include their shares in the registration, subject to limitations that the underwriters may impose on the number of shares included in the offering. If our proposed registration involves an underwritten offering, the underwriters of such offering have the right to limit the number of shares to be underwritten for reasons related to the marketing of the shares in accordance with the cut-back provisions of the shareholders’ agreement.

Form S-3 or Form F-3 Registration Rights

The holders of an aggregate of    common shares will be entitled to certain Form S-3 or Form F-3 registration rights. If we are eligible to file a registration statement on Form S-3 or on Form F-3, these holders have the right, upon written request from holders of registrable securities then outstanding, to have such shares registered by us if the anticipated aggregate offering price of such shares, is at least $20 million, net of selling expenses, subject to exceptions set forth in the shareholders’ agreement.

Dividends and Other Distributions

Our board of directors may propose to the general meeting of shareholders that a dividend or other distribution be paid but cannot itself authorize the dividend or distribution. Under Swiss law and our articles of association, dividend payments and other distributions require a resolution passed by a majority of the votes represented at a general meeting of shareholders. In addition, our auditors must confirm that the dividend or distribution proposal of our board of directors conforms to Swiss law and our articles of association.

Under Swiss law, we may pay dividends or interim dividends only if we have sufficient distributable profits, either brought forward from the previous financial years (Bilanzgewinn) or of the current financial year for interim dividends, or if we have distributable reserves, in each case (i) as presented on our audited annual stand-alone statutory balance sheet or for interim dividends on an interim stand-alone statutory balance sheet prepared in accordance with Swiss law, and (ii) after allocations to reserves required by Swiss law or our articles of association have been deducted.

Distributable reserves are generally booked either as voluntary retained earnings (freiwillige Gewinnreserven), as statutory retained earnings (gesetzliche Gewinnreserve), or as statutory capital reserves (gesetzliche Kapitalreserve), including as reserves from capital contributions (Kapitaleinlagereserven). Under the CO, we are required to retain at least 5% of our annual net income as statutory retained earnings (gesetzliche Gewinnreserve) for so long as these reserves, together with the statutory capital reserves (gesetzliche Kapitalreserve), amount to less than 20% of our paid-in nominal share capital. If there is a loss carried forward, such loss must be eliminated by way of set-off with the profit, before the latter may be allocated to statutory retained earnings (gesetzliche Gewinnreserve). Furthermore, we can make distributions to our shareholders out of reserves from capital contributions (Reserven aus Kapitaleinlagen) if and to the extent (i) we have sufficient freely distributable equity and (ii) the statutory capital reserves (gesetzliche Kapitalreserve) and statutory retained earnings (gesetzliche Gewinnreserve), taken together and after deduction of losses, if any, exceed 20% of our paid in nominal share capital. Further, we are required to present the amount of the purchase price of own shares repurchased (whether by us or a subsidiary) as a negative item in equity, or as reserves for own shares, respectively, in our annual stand-alone statutory balance sheet, and such amount may not be used for dividends or subsequent repurchases. Finally, the CO under certain circumstances requires the creation of revaluation reserves which are not distributable.

Distributions out of issued share capital (i.e., the aggregate nominal value of our issued shares) are not allowed and may be made only by way of an ordinary capital reduction or within a capital range that (also) allows for a capital reduction. An ordinary capital reduction requires a resolution passed by a majority of the votes represented at a general meeting of shareholders. Our share capital may be reduced below CHF 100,000 only if and to the extent that at the same time the statutory minimum share capital of CHF 100,000 is re-established by sufficient new fully paid-in share capital. Our board of directors must publish a call to creditors in the Swiss Official Gazette of Commerce (Schweizerisches Handelsamtsblatt) in which creditors are advised that they may request, subject to certain conditions, security for their claims within 30 days of the publication of the creditor call. Our auditors must then confirm, based on the result of the call to creditors, that the claims of our creditors remain fully covered despite the reduction of the share capital recorded in the Commercial Register. An ordinary capital reduction must be completed within six months after the resolution of the general meeting of shareholders.

Our board of directors will determine the ex-dividend, record and payment dates. Dividends are usually due and payable shortly after the general meeting of shareholders has passed the resolution approving the payment, but shareholders may also resolve at the general meeting of shareholders to pay dividends in quarterly or other installments.

The decision to propose the payment of dividends or other distributions is a business decision that will be made by our board of directors from time to time based on our results of operations, financial position, capital requirements, contractual restrictions, business prospects, and such other considerations as our board of directors deems relevant. For more information on our intended dividend policy, see the section in this prospectus entitled “Dividend Policy.”

Dividends and other distributions (except, in the amount permitted under Swiss tax law and subject to certain restrictions, for distributions from reserves from capital contributions or from reductions of the Company’s share capital) paid on our common shares are subject to Swiss federal withholding tax. For a discussion of the taxation of dividends, see the section in this prospectus entitled “Swiss Tax Implications for Our Holders.”

Transfer of Shares

Shares in uncertificated form (Wertrechte) may only be transferred by way of assignment. Shares or the beneficial interest in shares, as applicable, credited in a securities account may only be transferred when a credit of the relevant intermediated securities to the acquirer’s securities account is made in accordance with applicable rules.

Voting rights may be exercised only after a shareholder has been entered in the share register with his or her full name, address and nationality or, in the case of legal entities, the company name and the registered office as a shareholder with voting rights. For a discussion of the restrictions applicable to the registration in the share register and the exercise of voting rights, see the section of this prospectus entitled “Description of Share Capital and Articles of Association—Voting Rights.”

Inspection of Books and Records and Information Rights

Under the CO, a shareholder of record has a right to inspect our share register with respect to their own shares and otherwise to the extent necessary to exercise their shareholder rights. No other person has a right to inspect our share register. Our books and records may be inspected by shareholders representing at least 5% of the share capital or of the votes, to the extent necessary for the exercise of shareholder rights and subject to prevailing business secrets or other interests of the Company warranting protection. If justified, our board of directors must grant the inspection request within four months after receipt of such request. In addition, at a general meeting of shareholders, any shareholder may request information from our board of directors concerning the Company’s affairs. Shareholders may also ask our statutory auditors questions regarding the process and results of their audit of the Company. Our board of directors and our statutory auditors must answer shareholders’ questions to the extent necessary for the exercise of shareholder rights and subject to prevailing business secrets or other interests of the Company warranting protection. Refusal of an inspection request or a request for information will need to be justified in writing. If an inspection request or a request for information is denied by our board of directors, shareholders may request the order of an inspection or to provide information by the court within thirty days. See “Comparison of Shareholder Rights under Swiss and Delaware Corporate Law—Inspection of Books and Records.”

Special Investigation

If a shareholder has exercised their inspection or information rights as outlined above, such shareholder may propose to the general meeting of shareholders that specific facts be examined by a special examiner in a special investigation. If the general meeting of shareholders approves the proposal, we or any shareholder may, within 30 calendar days after the general meeting of shareholders, request the competent court to appoint a special examiner. If the general meeting of shareholders rejects the request, one or more shareholders representing at least 5% of the share capital or of the votes may request, within three months after the general meeting of shareholders, that the competent court appoints a special examiner. The competent court will issue such an order if the petitioners can furnish prima facie evidence that our corporate bodies or any member thereof infringed the law or our articles of association and thereby likely caused damage to us or the shareholders. The costs of the investigation would generally be allocated to us and only in exceptional cases to the petitioners.

Shareholders’ Rights to Bring Actions for the Benefit of the Company

According to the CO, an individual shareholder may bring an action, in its own name and for the benefit of the Company, against the Company’s directors, officers or liquidators for the recovery of any losses we have suffered as a result of the intentional or negligent breach by such directors, officers or liquidators of their duties.

Compulsory Acquisitions; Appraisal Rights

Business combinations and other transactions that are governed by the Swiss Merger Act (i.e., mergers, demergers, conversion of a corporation and certain asset transfers) are binding on all shareholders. A statutory merger or demerger requires approval of two-thirds of the votes represented at a general meeting of shareholders and the absolute majority of the nominal value of the shares represented at such meeting.

If a transaction under the Swiss Merger Act receives all of the necessary consents, all shareholders are compelled to participate in such transaction.

Swiss corporations may be acquired by an acquirer through the direct acquisition of shares. The Swiss Merger Act provides for the possibility of a so-called “cash-out” or “squeeze-out” merger if 90% of the shareholders of the transferring company who are entitled to vote give their consent. In these limited circumstances, minority shareholders of the corporation being acquired may be compensated in a form other than through shares of the acquiring corporation (for instance, through cash or securities of a parent corporation of the acquiring corporation or of another corporation).

For business combinations effected in the form of a statutory merger or demerger and subject to Swiss law, the Swiss Merger Act provides that if equity rights have not been adequately preserved or compensation payments in the transaction are not adequate, a shareholder may request the competent court to determine an adequate amount of compensation. Shareholders who consider their equity rights not to have been adequately preserved or the compensation received or to be received to be inadequate are entitled to exercise appraisal rights in accordance with the Swiss Merger Act by filing a suit against the surviving corporation with the competent Swiss civil court at the registered office of the surviving corporation or of the transferring corporation. The suit must be filed within two months after the merger or demerger resolution has been published in the Swiss Official Gazette of Commerce. If such a suit is filed, the court must assess whether the equity rights have been adequately preserved or the compensation paid or to be paid to the shareholders is adequate compensation and, should the court consider it to be inadequate, determine any additional adequate compensation. A decision issued by a competent court in this respect can be acted upon by any person who has the same legal status as the claimant. The filing of an appraisal suit will not prevent completion of the merger or demerger.

In addition, under Swiss law, the sale of all or substantially all of our assets may be construed as a de facto dissolution of the Company, and consequently require the approval of two-thirds of the votes represented at a general meeting of shareholders and the majority of the nominal value of the shares represented at such meeting. Whether a shareholder resolution is required depends on the particular transaction, and the following circumstances are generally deemed relevant in this respect:

∎	a core part of the company’s business is sold without which it is economically impracticable or unreasonable to continue to operate the remaining business;

∎	the company’s assets, after the divestment, are not invested in accordance with the company’s business purpose set forth in its articles of association; and

∎

the proceeds of the divestment are not earmarked for reinvestment in accordance with the company’s business purpose but, instead, are intended for distribution to the company’s shareholders or for financial investments unrelated to the company’s business.

Board of Directors

Number of Directors; Election

Our amended and restated articles of association provide that our board of directors shall consist of a minimum of three members and a maximum of nine members.

The members of our board of directors and the chairperson are elected annually by the general meeting of shareholders for a term of office until completion of the next annual general meeting of shareholders and are eligible for re-election. Each member of our board of directors must be elected individually.

Powers

Our board of directors has the following non-transferable and inalienable powers and duties:

∎	the ultimate management of the Company and the issuance of necessary instructions;

∎	the determination of the organization of the Company;

∎	the structuring of the accounting system, of the financial controls and of the financial planning;

∎	the appointment and dismissal of the persons entrusted with management and representation of the Company, and issuance of rules on the signature authority;

∎	the ultimate supervision of the persons entrusted with management of the Company, in particular in view of compliance with the law, the articles of association, regulations and directives;

∎	the preparation of the annual report, the compensation report and, if applicable, the report on non-financial matters pursuant to article 964c CO and other reports as required by law, if any;

∎	the preparation of the general meetings of shareholders and the implementation of its resolutions;

∎

the adoption of resolutions on the changes of the share capital to the extent that such power is vested in the board of directors, the ascertainment of capital changes, the report on the capital increase, and the respective amendments to the articles of association (including deletions);

∎	the non-transferable and inalienable powers and duties of the board of directors pursuant to the Swiss Merger Act;

∎	the submission of a petition for debt-restructuring moratorium and the notification of the court in case of over-indebtedness; and

∎	other powers and duties reserved to the board of directors by law or the articles of association.

The board of directors may, while retaining such non-transferable and inalienable powers and duties, delegate some of its powers, in particular the executive management of the Company, in whole or in part to one or several of its members, to committees or to third parties (such as executive officers) who need not be members of the board of directors nor shareholders. Pursuant to Swiss law and our articles of association, details of the delegation must be set forth in the organizational regulations issued by the board of directors. The organizational regulations may also contain other procedural rules such as quorum requirements. Our board of directors has delegated the executive management of the Company to our chief executive officer.

Indemnification of Directors and Executive Management

Under Swiss law, subject to certain limitations, a corporation may indemnify and hold harmless directors and other persons entrusted with its management out of the assets of the corporation from and against actions, costs, charges, losses, damages and expenses which they or any of them may incur or sustain by or by reason of any act done, concurred in or omitted, in connection with the execution of their statutory duties, provided that such indemnity (if any) shall not extend to any matter in which any of said persons is found to have committed an intentional or grossly negligent breach of his or her duties. Our articles of association contain provisions governing the indemnification of the members of our board of directors and of our executive committee and the advancing of related defense costs to the extent not included in insurance coverage or paid by third parties and to the extent permitted by Swiss law. In addition, under general principles of Swiss employment law, an employer may be required to indemnify an employee against losses and expenses incurred by such employee in the proper execution of his or her duties under the employment agreement with the employer. See the section of this prospectus entitled “Comparison of Shareholder Rights under Swiss and Delaware Corporate Law—Indemnification of Directors and Executive Committee and Limitation of Liability.”

We have entered, or intend to enter, as the case may be, into indemnification agreements with each of the members of our board of directors and of our executive committee. See the section of this prospectus entitled “Related Party Transactions—Agreements with Our Executive Officers and Directors —Indemnification Agreements.”

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Conflict of Interest; Management Transactions

The members of our board of directors and our executive committee are required to immediately and fully inform our board of directors about conflicts of interest concerning them. The board of directors is furthermore required to take measures in order to protect the interests of the Company. More generally, the CO requires our directors and executive officers to safeguard the Company’s interests and imposes a duty of loyalty and duty of care on our directors and executive officers. This rule is generally understood to disqualify directors and executive officers from participating in decisions that directly affect them. Our directors and executive officers are personally liable to us for breaches of these obligations.

Under Swiss law, directors and all persons engaged in the Company’s management are liable to the Company, each shareholder and in certain circumstances our creditors for damages caused by an intentional or negligent violation of their duties. Furthermore, Swiss law contains a provision under which unjustified dividends, compensation and other payments, other than payments made at arm’s length, made to any of our shareholders, directors, executive officers or any person associated with any such shareholder, director or executive officer must be repaid to the Company.

In addition, if in connection with the entering into a contract (except relating to daily business matters for a value of up to CHF 1,000) we are represented by the person with whom we are entering into the contract, such contract must be in writing.

Our Code of Conduct and organizational regulations also cover a broad range of matters, including the handling of conflicts of interest.

Principles of Compensation of the Board of Directors and Executive Committee

From the first day of trading, the Company will be subject to compensation rules under the CO governing the compensation of members of the board of directors and the executive committee of listed companies.

Say on Pay

Swiss law requires a “say on pay” approval mechanism for the compensation of the board of directors and the executive committee pursuant to which the shareholders must vote on the compensation of the board of directors and the executive committee on an annual basis commencing with our first annual general meeting of shareholders following this offering to be held in 2027. In accordance with these requirements, our articles of association provide that the general meeting of shareholders must, each year, approve separately the proposals of the board of directors regarding the aggregate amounts of:

(a)	the maximum compensation of the board of directors until completion of the next annual general meeting of shareholders; and

(b)	the maximum compensation of the executive committee (fixed and variable compensation elements) for the following financial year.

The board of directors may submit for approval by the general meeting of shareholders deviating or additional proposals relating to the same or different periods. In addition, if variable compensation is approved prospectively, the board of directors shall submit the compensation report to the general meeting of shareholders for a consultative vote.

If the general meeting of shareholders does not approve the proposed amount of compensation, the board of directors determines, taking into account all relevant factors, the respective (maximum) aggregate amount or (maximum) partial amount(s), and submits the amount(s) so determined for approval at a general meeting of shareholders.

If the maximum aggregate amount of compensation of the executive committee already approved by the general meeting of shareholders is not sufficient to also cover the compensation of one or more persons who become a member of the executive committee after the general meeting of shareholders has approved the compensation of the executive committee for the relevant period, each such person may per each compensation period be paid up to 100% of the aggregate amount of maximum compensation of the executive committee last approved by the general meeting of shareholders (supplementary amount).

Compensation Principles in Our Articles of Association

Swiss law requires us to define the principles for the determination of the compensation of the board of directors and the executive committee in our articles of association. According to our articles of association, the compensation of the non-executive directors consists of fixed compensation elements and may comprise further compensation elements. Total compensation shall take into account position and level of responsibility of the respective recipient.

The compensation of executive directors and members of the executive committee comprises fixed and variable compensation elements. Fixed compensation comprises the base salary and may consist of other compensation elements. Variable compensation may take into account the achievement of specific performance targets. The total compensation shall take into account the position and level of responsibility of the recipient. Compensation may be paid in the form of cash, shares, options or comparable instruments or units, or in the form of other types of benefits. Our board of directors or, to the extent delegated to it, the compensation committee determines grant, vesting, exercise, restriction and/or forfeiture conditions and periods and may provide for continuation, acceleration or removal of vesting, exercise, restriction and/or forfeiture conditions and periods, for payment or grant of compensation based upon assumed target achievement, or for forfeiture, in each case for pre-determined events such as a change of control or termination of an employment or mandate agreement.

Our articles of association permit us or our subsidiaries to grant loans or credits to our directors and executive officers at market conditions whereby the total amount of such loans and credits may not exceed CHF5 million.

Prohibited Forms of Compensation

Swiss law prohibits certain types of compensation arrangements with members of a listed Swiss corporation’s board of directors and executive committee. In particular, Swiss law prohibits severance payments in any form. Notice periods in employment agreements exceeding one year and employment agreements for a fixed term of more than one year are also prohibited. Compensation related to post-employment non-compete covenants that does not exceed the average compensation of the past three financial years and that is commercially justified is permitted. Swiss law also restricts certain forms of advance compensation payments. Replacement awards compensating benefits and other entitlements that executive officers forfeit from their previous employers are permissible, whereas genuine and unconditional prepayments of salary (i.e., if the contractual salary is paid in advance without being subject to conditions) are not permitted. Swiss law also prohibits certain types of transaction bonuses and certain other types of compensation and benefits not expressly provided for by a company’s articles of association.

Compensation Disclosure

Swiss law requires the board of directors to prepare an annual audited compensation report disclosing, amongst other things, the compensation, loans and credits directly or indirectly awarded by the Company to members of the board of directors and the executive committee (and, to the extent not in line with market standards, to former members of and parties related to these bodies) during the past financial year. The compensation awarded to the board of directors has to be disclosed both on an aggregate basis as well as individually on a named basis for each director. The compensation awarded to the executive committee has to be disclosed on an aggregate basis; in addition, the compensation of the highest paid member of the executive committee needs to be disclosed individually on a named basis. In case the company pays compensation out of the supplementary amount as described above, such compensation has to be disclosed on an aggregate basis. In addition, we have to disclose the shares and other equity-linked positions held by members of the board of directors and of the executive committee or persons closely related to them in the compensation report.

Swiss law and our articles of association provide that if the variable compensation is submitted to the annual general meeting of shareholders for approval for the following financial year, the compensation report for the relevant financial year is subsequently submitted to the annual general meeting of shareholders for an advisory vote.

Criminal Provisions

Directors or members of the executive committee who willfully (vorsätzlich) pay or receive certain impermissible forms of compensation are subject to criminal liability (imprisonment and monetary penalty). Directors who willfully (vorsätzlich) do not comply with certain other provisions of Swiss law governing executive compensation are also subject to criminal liability (imprisonment and/or a monetary penalty). In each case, imprisonment may be up to three years, and the monetary penalty may amount to up to six times the individual offender’s annual salary,

Borrowing Powers

Neither Swiss law nor our articles of association restrict in any way our power to borrow and raise funds. The decision to borrow funds is made by or under the direction of our board of directors, and no approval by the shareholders is required in relation to any such borrowing.

Repurchases of Shares and Purchases of Own Shares

The CO limits our right to purchase and hold our own shares in treasury. We and our subsidiaries may purchase shares only if and to the extent that we have freely distributable equity in the amount of the purchase price. Further, the aggregate nominal value of all shares held by us must not exceed 10% of our share capital. Pursuant to the CO, where shares are acquired in connection with a transfer restriction set out in our articles of association, the foregoing upper limit is 20%. If we own shares that exceed the threshold of 10% of our share capital, the excess must be sold or cancelled by means of a capital reduction within two years. We must present the amount of the purchase price of the acquired shares on our stand-alone statutory balance sheet as a negative item in our equity. A purchase of our shares will reduce our freely distributable equity in an amount equal to the aggregate purchase price, which may affect our ability to subsequently declare and pay dividends.

Shares held by us or our subsidiaries are not entitled to vote at the general meeting of shareholders but are entitled to the economic benefits applicable to the shares generally, including dividends, pre-emptive subscription rights in the case of share capital increases and advance subscription rights.

In addition, selective share repurchases are only permitted under certain circumstances. Within these limitations, as is customary for Swiss corporations, we may purchase and sell our own shares from time to time in order to, among other things, meet our obligations under our equity incentive plans, to meet imbalances of supply and demand, to provide liquidity and to even out variances in the market price of shares, or for purposes of cancellation.

Notification and Disclosure of Substantial Share Interests

The disclosure obligations generally applicable to shareholders of Swiss corporations under the Swiss Federal Act on Financial Market Infrastructures and Market Conduct in Securities and Derivatives Trading, or the Financial Market Infrastructure Act, do not apply to us since our shares are not listed on a Swiss stock exchange.

Pursuant to article 734d of the CO, a Swiss corporation whose shares are listed on a stock exchange, including a foreign stock exchange, must disclose in its compensation report any shares and other equity-linked positions held by the members of the board of directors and the executive committee and persons closely related to them.

Mandatory Bid Rules

The obligation of any person or group of persons that acquires more than one third of a company’s voting rights to submit a cash offer for all the outstanding listed equity securities of the relevant company at a minimum price pursuant to the Financial Market Infrastructure Act does not apply to us since our shares are not listed on a Swiss stock exchange.

Transfer Agent and Registrar of Shares

Our share register will initially be kept by Computershare Trust Company, N.A., which acts as transfer agent and registrar. The share register reflects only holders of record of our common shares, usufructuaries therein and/or nominees subject to the limitations set forth in article 6 of our amended and restated articles of association (see for more details the section of this prospectus entitled “—Voting Rights”). Swiss law does not recognize fractional share interests.

Listing

We have applied to list our common shares on the Nasdaq Global Market under the symbol “WWB.”

COMPARISON OF SHAREHOLDER RIGHTS UNDER SWISS AND DELAWARE CORPORATE LAW

We are a corporation (Aktiengesellschaft) organized under the laws of Switzerland in accordance with articles 620 et seqq. CO. The laws applicable to a Swiss corporation and its shareholders differ from laws applicable to U.S. corporations and their shareholders. The following comparison summarizes material differences between the rights of holders of our common shares and the rights of holders of the common stock of a typical corporation incorporated under the laws of the state of Delaware, which result from differences in governing documents and the laws of Switzerland and Delaware. Please note that this is only a general summary of certain provisions applicable to companies in Delaware and that certain Delaware companies may be permitted to exclude certain of the provisions summarized below in their charter documents. For a more complete discussion, please refer to the Delaware General Corporation Law, or the DGCL, Swiss law, and our governing articles of association, organizational regulations, committee charters and the Code of Conduct (in each case as in effect immediately following the first day of trading).

SWISS CORPORATE LAW	DELAWARE CORPORATE LAW
Number of Directors
Under Swiss law, the board of directors must consist of at least one member, unless the articles of association set out a specific number of directors. Our articles of association provide that our board of directors shall consist of a minimum of three members and a maximum of nine members.	Under the DGCL, a corporation must have at least one director and the number of directors shall be fixed by or in the manner provided in the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number of directors shall be made only by amendment of the certificate of incorporation.
Director Qualifications
Any natural person can be elected as a director even without being a shareholder of the corporation. As a minimum standard a director has to be in the position to fulfill his or her fiduciary duties, the duty of care and the duty of loyalty. It lies within the competence of the board of directors to determine a set of qualifications when proposing potential candidates to the general meeting of shareholders for election, or the articles of association may set out guidelines. Our articles of association generally do not set out such guidelines. However, our compensation committee charter stipulates that the members of the compensation committee of the board of directors shall be non-executive and independent. Our organizational regulations and committee charters further stipulate certain requirements as to independence and, with respect to the audit committee, financial literacy.	Under the DGCL, a corporation may prescribe qualifications for directors under its certificate of incorporation or bylaws.
Further, a corporation must be represented by at least one person who is resident in Switzerland with sole signature authority or two persons who are resident in Switzerland with joint signature authority by two. This person or these persons may be either a director or an officer.

SWISS CORPORATE LAW	DELAWARE CORPORATE LAW
Standard of Conduct for Directors

A director of a Swiss corporation has a fiduciary duty to the corporation only. This duty has two main components:

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the duty of care; and

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the duty of loyalty.

The duty of care requires that a director acts in good faith, with the care that an ordinary prudent director would exercise under similar circumstances.

The duty of loyalty requires that a director acts in a manner he or she reasonably believes to be in the best interest of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits in principle self-dealing by a director and mandates that the best interest of the corporation take precedence over a director’s interest.

The DGCL does not contain specific provisions setting forth the standard of conduct of a director. The scope of the fiduciary duties of directors is generally determined by the courts of the State of Delaware. In general, directors have a duty to act without self-interest, on a well-informed basis and in a manner they reasonably believe to be in the best interest of the stockholders.

Directors must afford the shareholders equal treatment in equal circumstances.

The burden of proof for a violation of these duties is with the corporation or with the shareholder (or creditor) bringing a suit against the director.

The Swiss Federal Supreme Court established the doctrine to restrict its review of a business decision if the decision has been taken upon proper preparation, on an informed basis and without conflicts of interest.

Indemnification of Directors and Executive Committee and Limitation of Liability

Under Swiss law, a corporation cannot limit the personal liability of a director or another person entrusted with its management. However, the general meeting of shareholders may grant discharge to the directors and other persons entrusted with the management from liability arising from their conduct. Such discharge is effective only, however, for disclosed facts and only against the corporation and those shareholders who approved the discharge or who have since acquired shares in full knowledge of the discharge.

Under Swiss law, subject to certain limitations, a corporation may indemnify and hold harmless directors and other persons entrusted with its management out of the assets of the corporation from and against actions, costs, charges, losses, damages and expenses which they or any of them may incur or sustain by or by reason of any act done, concurred in or omitted, in connection with the execution of their statutory duties, provided that such indemnity (if any) shall not extend to any matter in which any of said persons is found to have committed an intentional or grossly negligent breach of his or her duties.

Under the DGCL, a corporation’s certificate of incorporation may include a provision eliminating or limiting the personal liability of a director to the corporation or its shareholders for monetary damages arising from a breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director for:

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any breach of the director’s duty of loyalty to the corporation or its shareholders;

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acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

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intentional or negligent payment of unlawful dividends or unlawful share purchases or redemptions; or

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any transaction from which the director derives an improper personal benefit. A Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any proceeding, other than an action by or on behalf of the corporation, because

SWISS CORPORATE LAW	DELAWARE CORPORATE LAW

Subject to the limitations described above, the articles of association of a Swiss corporation may therefore provide that the corporation shall indemnify and hold harmless to the extent permitted by law the directors and members of the executive committee out of assets of the corporation against threatened, pending or completed actions. Our articles of association contain such a provision.

Further, a corporation may enter into and pay for directors’ and officers’ liability insurance which may cover negligent acts as well.

the person is or was a director or officer, against liability incurred in connection with the proceeding if the director or officer acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation; and the director or officer, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Unless ordered by a court, any foregoing indemnification is subject to a determination that the director or officer has met the applicable standard of conduct:

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by a majority vote of the directors who are not parties to the proceeding, even though less than a quorum;

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by a committee of directors designated by a majority vote of the eligible directors, even though less than a quorum;

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by independent legal counsel in a written opinion if there are no eligible directors, or if the eligible directors so direct; or

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by the shareholders.

Moreover, a Delaware corporation may not indemnify a director or officer in connection with any proceeding in which the director or officer has been adjudged to be liable to the corporation unless and only to the extent that the court determines that, despite the adjudication of liability but in view of all the circumstances of the case, the director or officer is fairly and reasonably entitled to indemnity for those expenses which the court deems proper.
Annual Vote on Board Renewal

The general meeting of shareholders elects annually and individually the directors, the chairperson of the board of directors and the members of the compensation committee for a term of office until completion of the next annual general meeting of shareholders. Re-election is possible.

One-year terms are mandatory under Swiss law for listed companies. Classified boards are therefore not permitted.

Cumulative voting is not permitted under Swiss law. Our directors, the chairperson of the board of directors and the members of the compensation committee are elected by the affirmative vote of the majority of the votes represented at the general meeting of shareholders.

Unless directors are elected by written consent in lieu of an annual meeting, directors are elected in an annual meeting of shareholders on a date and at a time designated by or in the manner provided in the bylaws. Re-election is possible.

Classified boards are permitted.

Cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation provides for it.

SWISS CORPORATE LAW	DELAWARE CORPORATE LAW
Removal of Directors
The general meeting of shareholders may remove, with or without cause, any director at any time with a resolution passed by a majority of the votes represented at a general meeting of shareholders where a proposal for such removal was properly set on the agenda. The articles of association may require the approval by a qualified majority of the shares represented at a meeting for the removal of a director. Our articles of association require a resolution by the general meeting of shareholders passed by two-thirds of the votes represented at the meeting and the majority of the nominal value of the shares represented at such meeting for the dismissal of a director before the end of his or her term of office.	Under the DGCL, directors may be removed from office, with or without cause, by a majority stockholder vote, though in the case of a corporation whose board is classified, unless otherwise provided in the certificate of incorporation, stockholders may effect such removal only for cause.
Vacancies on the Board of Directors

In order to fill a vacancy on the board of directors, a new director must be elected by the general meeting of shareholders.

In the event the office of the chairperson of the board of directors is vacant, the board of directors shall appoint a new chairperson from among its members for the remaining term of office. If there are vacancies on the compensation committee, the board of directors may appoint substitute members from among its members for the remaining term of office. The articles of association may set forth different rules to fill vacancies on the compensation committee. Our articles of association do not stipulate such different rules.

Under the DGCL, unless otherwise provided in the certificate of incorporation or bylaws, a vacancy or a newly created directorship may be filled by a majority of the directors then in office, although less than a quorum, or by the sole remaining director. Any newly elected director usually holds office for the remainder of the full term expiring at the annual meeting of shareholders at which the term of the class of directors to which the newly elected director has been elected expires.
Annual General Meeting or Special Meetings

The annual general meeting of shareholders must take place annually within six months after the close of the financial year. Amongst other competences, the general meeting of shareholders individually elects the directors, the chairperson of the board of directors and the members of the compensation committee.

Extraordinary general meetings of shareholders shall be called as often as necessary by the board of directors or, if necessary, by the statutory auditors as well as in all other cases required by law. Unless the articles of association provide for a lower threshold, one or more shareholders representing at least 5% of the share capital or of the votes may request in writing that the board of directors call an extraordinary general meeting of shareholders. The request must contain the agenda item(s) and the suggested proposal(s).

Under the DGCL, the annual meeting of stockholders shall be held at such place, on such date and at such time as may be provided by the certificate of incorporation or by the bylaws, or by the board of directors if neither the certificate of incorporation or bylaws so provide.

Under the DGCL, unless directors are elected by written consent in lieu of an annual meeting as permitted by the DGCL, the annual meeting of stockholders shall be held for the election of directors on a date and at a time as designated by or in the manner provided in the bylaws.

Under the DGCL, special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.

SWISS CORPORATE LAW	DELAWARE CORPORATE LAW
Shareholder Proposals

At any general meeting of shareholders any shareholder may put proposals to the meeting if the proposal is part of an agenda item. Generally, no resolution may be passed on proposals relating to agenda items that were not duly notified. Unless the articles of association provide for a lower threshold or for additional shareholders’ rights (which is not the case under our articles of association)

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one or several shareholders representing 0.5% of the share capital or of the votes may ask in writing that an agenda item including a specific proposal or a specific proposal relating to an agenda item be put on the agenda for a scheduled general meeting of shareholders, provided such request is made with appropriate notice. Our articles of association provide that such request must be made at least 45 calendar days prior to a general meeting of shareholders.

Under the DGCL, special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.

A stockholder of a Delaware corporation has the right to put any proposal before the annual meeting of stockholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but stockholders may be precluded from calling special meetings.

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In addition, any shareholder is entitled, at a general meeting of shareholders and without advance notice, to (i) request information from the board of directors on the affairs of the company (note, however, that the right to obtain such information is limited), (ii) request information from the statutory auditors on the methods and results of their audit, (iii) propose that an extraordinary general meeting of shareholders be called or (iv) propose that a special investigation be carried out.
Notice of General Meetings
Under Swiss law and our articles of association, notice of the general meeting of shareholders has to be given at least 20 calendar days before the date for which the meeting is scheduled in the form prescribed by the articles of association. The notice must specify the date, beginning, mode and venue of the meeting, the agenda items, the proposals of the board of directors and the shareholders who have requested that a general meeting be called or an item or proposal be placed on the agenda (if any) (including a brief explanation), and the name and address of the independent proxy.	Under Delaware law, unless otherwise provided in the certificate of incorporation or bylaws, written notice of any meeting of the stockholders must be given to each stockholder entitled to vote at the meeting not less than 10 nor more than 60 days before the date of the meeting and shall specify the place, date, hour and purpose or purposes of the meeting.
Voting Rights and Transfer Restrictions
Each common share carries one vote at any general meeting of shareholders. A shareholder must be registered in the corporation’s share register as a shareholder with voting rights in order to exercise their voting rights.	Under the DGCL, unless otherwise provided in the certificate of incorporation, each stockholder is entitled to one vote for each share of capital stock held by such stockholder.

SWISS CORPORATE LAW	DELAWARE CORPORATE LAW

The articles of association may, as is the case under our articles of association, restrict the registration of a shareholder in the corporation’s share register in order to ensure that no person or entity is registered as a shareholder with voting rights for more than a certain percentage, and that no person or entity directly or indirectly, formally, constructively or beneficially owns, or otherwise controls or directs voting rights (whether exercisable or not) with respect to a certain percentage of the share capital registered in the Commercial Register (see for more details the section of this prospectus entitled “Limitations Affecting Shareholders of a Swiss Company—Transfer of Shares and Transfer Restrictions”).

Further, the articles of association, as is the case under our articles of association, may provide that no shareholder may exercise, directly or indirectly, voting rights with respect to own or represented shares in excess of a certain percentage of the share capital registered in the Commercial Register (see for more details the section of this prospectus titled “Description of Share Capital and Articles of Association—Voting Rights”).

The articles of association of a Swiss corporation may, subject to certain limitations, provide for shares with preferred voting rights. Our articles of association do not contain such a provision.
Proxy
Swiss law requires that the independent proxy be present at a general meeting of shareholders. Registered shareholders may give proxy and voting instructions to the independent proxy in writing or electronically. Pursuant to our articles of association, registered shareholders may also give proxy to a representative of their choice.	Under the DGCL, each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholders by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period.
Shareholder Action by Written Consent

Shareholders of a Swiss corporation may exercise their voting rights in a general meeting of shareholders. Shareholders’ resolutions may also be passed in writing or in electronic form, unless a shareholder or a shareholder’s representative requests oral deliberation.

Shareholders of record may vote at the general meeting of shareholders through proxy and related instructions, or Proxy.

Under the DGCL a corporation’s certificate of incorporation (1) may permit stockholders to act by written consent if such action is signed by all stockholders, (2) may permit stockholders to act by written consent signed by stockholders having the minimum number of votes that would be necessary to take such action at a meeting or (3) may prohibit actions by written consent. Unless otherwise provided in the certificate of incorporation, any action that is required by the DGCL to be, or that can be, taken at an annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote, if written consent to the action is signed by the holders of outstanding shares having not less than the minimum number of votes necessary to authorize or take the action at a meeting at which all shares entitled to vote thereon were present and voted.

SWISS CORPORATE LAW	DELAWARE CORPORATE LAW
Shareholder Vote on Certain Transactions

Under Swiss law, with certain exceptions, a merger or a demerger of the corporation pursuant to the Swiss Merger Act or a sale of all or substantially all of the assets of a corporation must be approved by two-thirds of the votes represented at the respective general meeting of shareholders as well as the absolute majority of the nominal value of shares represented at such meeting. The articles of association may increase the voting threshold (which is not the case under our articles of association). Swiss law also requires that if the merger agreement provides only for a compensation payment, at least 90% of all members in the transferring legal entity who are entitled to vote shall approve the merger agreement. However, there has been some uncertainty and dispute as to whether the 90% approval requirement relates to the total number of votes represented by all shares of the target company outstanding, or the total number of shareholders of the target company entitled to vote.

Swiss law also provides that a parent corporation, by resolution of its board of directors, may merge with any subsidiary of which it owns at least 90% of the shares without a shareholder vote by shareholders of such subsidiary if the shareholders of the subsidiary are offered the payment of the fair value in cash as an alternative to shares of the parent.

Under the DGCL, certain fundamental changes such as amendments to the certificate of incorporation, a merger, consolidation, sale, lease, exchange or other disposition of all or substantially all of the property of a corporation not in the usual and regular course of the corporation’s business, or a dissolution of the corporation, are generally required to be approved by the holders of a majority of the outstanding shares entitled to vote on the matter, unless the certificate of incorporation requires a higher percentage.

However, under the DGCL, mergers in which less than 20% of a corporation’s shares outstanding immediately prior to the effective date of the merger is issued generally do not require stockholder approval. In addition, mergers in which one corporation owns 90% or more of each class of shares of a second corporation may be completed without the vote of the second corporation’s board of directors or stockholders. In certain situations, the approval of a business combination may require approval by a certain number of the holders of a class or series of shares. In addition, Section 251(h) of the DGCL provides that stockholders of a constituent corporation need not vote to approve a merger if: (i) the merger agreement permits or requires the merger to be effected under Section 251(h) and provides that the merger shall be effected as soon as practicable following the tender offer or exchange offer, (ii) a corporation consummates a tender or exchange offer for any and all of the outstanding shares of such constituent corporation that would otherwise be entitled to vote to approve the merger, (iii) following the consummation of the offer, the stock accepted for purchase or exchanges plus the stock owned by the consummating corporation equals at least the percentage of stock that would be required to adopt the agreement of merger under the DGCL, (iv) the corporation consummating the offer merges with or into such constituent corporation, and (v) each outstanding share of each class or series of stock of the constituent corporation that was the subject of and not irrevocably accepted for purchase or exchange in the offer is to be converted in the merger into, or the right to receive, the same consideration to be paid for the shares of such class or series of stock of the constituent corporation irrevocably purchased or exchanged in such offer.

SWISS CORPORATE LAW	DELAWARE CORPORATE LAW
Dissenters’ Appraisal Rights

For business combinations effected in the form of a statutory merger or demerger, the Swiss Merger Act provides that if the equity rights have not been adequately preserved or compensation payments in the transaction are not adequate, a shareholder may request the competent court to determine an adequate amount of compensation.

Shareholders who consider their equity rights not to have been adequately preserved or the compensation received to be inadequate are entitled to exercise appraisal rights in accordance with the Swiss Merger Act by filing a suit against the surviving corporation with the competent Swiss civil court at the registered office of the surviving corporation or of the transferring corporation. The suit must be filed within two months after the merger or demerger resolution has been published in the Swiss Official Gazette of Commerce. If such a suit is filed, the court must assess whether the equity rights have been adequately preserved or the compensation paid or to be paid to the shareholders of the transferring corporation is adequate and, should the court consider it to be inadequate, determine any additional adequate compensation. A decision issued by a competent court in this respect can be acted upon by any person who has the same legal status as the claimant. The filing of an appraisal suit will not prevent completion of the merger or demerger.

Under the DGCL, any stockholder of a corporation who holds share of stock on the date of making a demand for appraisal of such stockholder’s shares under the DGCL, who continuously holds such shares through the effective date of a merger or consolidation, who has neither voted in favor of the merger or consolidation nor consented thereto shall be entitled to an appraisal by the Delaware Court of Chancery of the fair value of the stockholder’s shares of stock; provided, however, that no appraisal rights are available for shares of any class or series that is listed on a national securities exchange or held of record by more than 2,000 stockholders, unless the agreement of merger or consolidation requires the holders to accept for their shares anything other than:

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shares of stock of the surviving corporation;

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shares of stock of another corporation that are either listed on a national securities exchange or held of record by more than 2,000 stockholders;

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cash in lieu of fractional shares of the stock described in the two preceding bullet points; or

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any combination of the above.

Notwithstanding the foregoing, appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation if the holders of such corporation are required by the agreement of merger or consolidation to accept for such stock anything but:

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shares of stock of the surviving corporation or depository receipts in respect thereof;

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shares of stock of another corporation, or depository receipts in respect thereof, that are either listed on a national securities exchange or held of record by more than 2,000 stockholders;

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cash in lieu of fractional shares or fractional depository receipts described in the two preceding bullet points; or

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any combination of the above.

In addition, appraisal rights are not available to holders of shares of the surviving corporation in specified mergers that do not require the vote of the stockholders of the surviving corporation.

SWISS CORPORATE LAW	DELAWARE CORPORATE LAW
Shareholder Vote on Board and Management Compensation
Pursuant to Swiss law, the aggregate amount of compensation for the directors and the members of the executive committee must be approved by the general meeting of shareholders.	Under the DGCL, the board of directors has the authority to fix the compensation of directors, unless otherwise restricted by the certificate of incorporation or bylaws.
Sources of Dividends

Dividend payments are subject to the approval of the general meeting of shareholders. The board of directors may propose to shareholders that a dividend be paid but cannot itself authorize the distribution.

Payments out of share capital of a Swiss corporation (in other words, the aggregate nominal value of the corporation’s registered share capital) in the form of dividends are not allowed; however, payments out of share capital may be made by way of a capital reduction. Dividends may be paid only from the profits brought forward from the previous financial years or if the corporation has distributable reserves, each as presented on the corporation’s audited stand-alone statutory balance sheet. In addition, interim dividends may be paid from the profits of the current financial year as presented on the corporation’s audited stand-alone interim balance sheet. The dividend may be determined only after the allocations to reserves required by Swiss law or the articles of association have been deducted and the corporation’s statutory auditors have confirmed that the dividend proposal complies with Swiss law and the corporation’s articles of association.

Under the DGCL, subject to any restrictions contained in the certificate of incorporation, the directors of a corporation may declare and pay dividends upon the shares of its capital stock either (1) out of its surplus or (2) if there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year, except when the capital of the corporation is diminished by depreciation in the value of its property, or by losses, or otherwise, to an amount less than the aggregate amount of capital represented by the issued and outstanding shares of all classes having a preference on the distribution of assets. “Surplus” is defined in the DGCL as the excess of the net assets of the corporation over capital, as such capital may be adjusted by the board of directors.
Creation and Issuance of New Shares
The creation of new shares requires a resolution of the general meeting of shareholders. The introduction of a capital range or conditional capital requires at least two-thirds of the votes represented at the general meeting of shareholders and a majority of the nominal value of shares represented at such meeting. The board of directors may, within a capital range authorized by shareholders’ resolution, increase and/or decrease the share capital, subject to the limitations set forth in the authorization, for a period of no longer than five years. Shares out of the conditional capital are created and issued through the exercise of options or of conversion rights related to debt/finance instruments issued by the board of directors to shareholders, creditors, directors, officers or employees of the corporation or its group companies, or third parties.	All creation of shares requires the board of directors to adopt a resolution or resolutions, pursuant to authority expressly vested in the board of directors by the provisions of the company’s certificate of incorporation.

SWISS CORPORATE LAW	DELAWARE CORPORATE LAW
Pre-emptive and Advance Subscription Rights
Under Swiss corporate law, shareholders have pre-emptive subscription rights to subscribe for newly issued shares and advance subscription rights to subscribe for warrants, convertible bonds or similar debt/finance instruments with option or conversion rights. Under certain circumstances, the general meeting of shareholders may limit or withdraw, or authorize the board of directors to limit or withdraw, pre-emptive subscription rights or advance subscription rights. However, the shareholders’ pre-emptive subscription rights or advance subscription rights can only be limited or withdrawn for valid reasons. Preventing a particular shareholder to exercise influence over the corporation is generally believed not to be a valid reason to limit or withdraw shareholders’ subscription rights.	Under the DGCL, no stockholder shall have any pre-emptive right to subscribe to an additional issue of shares or to any security convertible into such shares unless, and except to the extent that, such right is expressly granted to such stockholder in the corporation’s certificate of incorporation.
Repurchase of Shares

A Swiss corporation (or its subsidiaries) may repurchase its own shares under the following conditions:

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it can only repurchase its own shares out of freely disposable equity capital in the required amount;

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the combined value of all such shares cannot exceed 10% of the share capital. Where shares are acquired in connection with a transfer restriction set out in the articles of association, the foregoing upper limit is 20%;

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the voting rights on the corporation’s own shares are suspended; and

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the amount of the purchase price for the shares repurchased is presented on its stand-alone statutory balance sheet as a negative item in its equity.

Under the DGCL, a corporation may generally purchase or redeem shares of its stock; provided, however, that no corporation shall purchase or redeem its own shares of capital stock if the capital of the corporation is impaired or such redemption or repurchase would impair the capital of the corporation, except that a corporation may purchase or redeem out of capital any of its own shares which are entitled upon any distribution of its assets to a preference over another class or series of its shares, or, if no shares entitled to such a preference are outstanding, any of its own shares, if such shares will be retired upon their acquisition and the capital of the corporation reduced in accordance with the DGCL.
Amendments to the Articles of Association

The articles of association of a Swiss corporation may generally be amended by the general meeting of shareholders with a resolution passed by a majority of the votes represented at such meeting, unless otherwise provided in the articles of association or required by law. There are a number of resolutions, such as an amendment of the stated purpose of the corporation and the introduction of a capital range and conditional capital, that pursuant to Swiss law require the approval by two-thirds of the votes and a majority of the nominal value of the shares represented at the general meeting of shareholders. The articles of association may increase the voting thresholds. Our articles of association provide that in addition to those matters which require such qualified majority by law, the dismissal of any director or the chairperson of the board of directors or any member of the compensation committee as well as any amendments to the registration and voting restrictions and the provisions setting a maximum board size and regarding indemnification require such qualified majority.

Subject to certain requirements, shareholders may submit a proposal to be voted on at a general meeting of shareholders to amend the articles of association.

Under the DGCL, a corporation may amend its certificate of incorporation if:

∎

its board of directors has adopted a resolution setting forth the amendment proposed and declaring its advisability; and

∎

if a majority of the outstanding stock entitled to vote on the amendment, and a majority of the outstanding stock of each class entitled to vote on the amendment as a class, has been voted in favor of the amendment.

Under the DGCL, the stockholders entitled to vote have the power to adopt, amend or repeal bylaws. A corporation may also confer, in its certificate of incorporation, such power upon the directors. The fact that such power has been so conferred upon the directors shall not divest the stockholders of the power nor limit their power to adopt, amend or repeal bylaws.

SWISS CORPORATE LAW	DELAWARE CORPORATE LAW
Inspection of Books and Records
Under Swiss law, a shareholder may request that a corporation’s minutes of the general meeting of shareholders be made available to them within 30 calendar days after the general meeting of shareholders. The resolutions and the election results with details of the exact percentage of votes for and against a proposal have to be made electronically available within 15 days following the general meeting of shareholders. A corporation’s annual report, compensation report and the auditors’ reports as well as, if required, the report on non-financial matters pursuant to article 964c CO must be made available to the shareholders at least 20 calendar days prior to each annual general meeting of shareholders. Unless these reports are made available electronically, any shareholder may request that these reports be sent to them in advance of, or within one year after, the relevant annual general meeting of shareholders.

Stockholders of a Delaware corporation, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect and to obtain copies of list(s) of stockholders and other books and records of the corporation and its subsidiaries, if any, to the extent the books and records of such subsidiaries are available to the corporation.

Under the DGCL, such a written demand must be made in good faith and for proper purpose and must describe with reasonable particularity the stockholder’s purpose and the books and records to be inspected; and the books and records sought must be specifically related to the stockholder’s purpose.

Under Swiss law, a shareholder of record is further entitled to inspect the corporation’s share register with regard to their own shares and otherwise to the extent necessary to exercise their shareholder rights. No other person has a right to inspect the share register.
The books and records of a corporation may be inspected by shareholders representing at least 5% of the share capital or of the votes, to the extent necessary for the exercise of shareholders’ rights and subject to prevailing business secrets or other interests of the corporation warranting protection. At a general meeting of shareholders, any shareholder may request information from the board of directors concerning the corporation’s affairs. Shareholders may also ask the corporation’s statutory auditors questions regarding their audit of the corporation. The board of directors and the statutory auditors must answer shareholders’ questions to the extent necessary for the exercise of shareholders’ rights and subject to prevailing business secrets or other interests of the corporation warranting protection.
Shareholder Lawsuits

Under Swiss law, an individual shareholder may bring an action in the shareholder’s own name, for the benefit of the corporation, against the corporation’s directors, officers or liquidators to recover any damages the corporation has incurred as a result of an intentional or negligent breach of duties by such directors, officers or liquidators. Class actions and derivative actions as such are not available under Swiss law. Nevertheless, certain actions may, to a limited extent, have a similar effect. In addition, upon resolution of the general meeting of shareholders, the corporation itself may bring such an action against its directors, officers or liquidators; the general meeting of shareholders may instruct the board of directors or a special representative to conduct the proceedings.

Under Swiss law, the winning party is generally entitled to recover a limited amount of attorneys’ fees incurred in connection with such action. However, the court has discretion to permit the shareholder who lost the lawsuit to recover attorneys’ fees incurred.

Under the DGCL, a stockholder may initiate a derivative action to enforce a right of a corporation if the corporation fails to enforce the right itself. The complaint must state that the plaintiff was a stockholder at the time of the transaction of which the plaintiff complains or that the plaintiff’s shares thereafter devolved on the plaintiff by operation of law; provided, however, that under Delaware case law, the plaintiff generally must be a stockholder not only at the time of the transaction which is the subject of the suit, but through the duration of the derivative suit. Delaware law also requires that the derivative plaintiff make a demand on the directors of the corporation to assert the corporate claim before the suit may be prosecuted by the derivative plaintiff, unless such demand would be futile. An individual also may commence a class action suit on behalf of himself or herself and other similarly situated stockholders where the requirements for maintaining a class action have been met.

SWISS CORPORATE LAW	DELAWARE CORPORATE LAW
Dissolution; Winding-up

Under Swiss law, a corporation may be dissolved at any time by way of liquidation, based on a shareholders’ resolution. Such resolution requires the approval by two-thirds of the votes represented as well as the majority of the nominal value of the shares represented at the general meeting of shareholders passing a resolution on such dissolution and winding up. The articles of association may increase the voting thresholds required for such a resolution (which is not the case under our articles of association).

Dissolution by law or court order is possible if, for example, a corporation becomes bankrupt.

Unless the board of directors of a Delaware corporation approves the proposal to dissolve, dissolution must be approved by stockholders holding 100.0% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.
Under Swiss law, any surplus arising out of a liquidation (after the settlement of all claims of all creditors) is distributed to shareholders in proportion to the paid up nominal value of shares held. The articles of association may provide for another distribution (which is not the case under our articles of association).

LIMITATIONS AFFECTING SHAREHOLDERS OF A SWISS COMPANY

Transfer of Shares and Transfer Restrictions

So long as shares are intermediated securities (Bucheffekten within the meaning of the Swiss Federal Act on Intermediated Securities, or FISA) based on uncertificated securities (Wertrechte) entered into the main register of a custodian, and credited to one or more securities deposit account(s) (Effektenkonto), as is the case with our common shares upon registration with The Depository Trust Company, (i) any transfer of shares is effected by a corresponding entry in the securities deposit account of a bank or a depository institution, (ii) no shares can be transferred by way of assignment, and (iii) a security interest in any shares cannot be granted by way of assignment.

We maintain our share register, or the Share Register, initially through Computershare Trust Company, N.A. and enter the full name, address and nationality (in the case of legal entities, the company name and registered office) of the shareholders (including nominees) and usufructuaries therein. A person entered in the Share Register must notify the share registrar of any changes in contact information. Until such notification occurs, all written communication from us to persons entered in the Share Register is deemed to have been validly made if sent to the relevant contact information recorded in the Share Register.

Any person who acquires shares may submit an application to us requesting that we enter such person in the Share Register as a shareholder with voting rights, provided such person expressly declares to us that he, she or it has acquired and holds such shares in his, her or its own name and for his, her or its own account, that there is no agreement on the redemption of the relevant shares and that they bear the economic risk associated with the shares.

Subject to Swiss law and our articles of association, no person or entity shall be registered in the Share Register as a shareholder with voting rights for, and no person or entity may directly or indirectly, formally, constructively or beneficially own, or otherwise control or direct, alone or together with third parties, voting rights (whether exercisable or not) with respect to, more than    % of the share capital registered in the Commercial Register. This restriction also applies to persons or entities who hold or acquire some or all of their shares through nominees, including via Cede & Co., New York (or any successor), as the nominee of The Depository Trust Company, New York, acting in its capacity as clearing nominee. Our board of directors may, in its own discretion, register persons who declare in the registration application that they hold the shares as nominees on behalf of third-party beneficiaries in the Share Register as shareholders with voting rights. However, if shares are being held by a nominee for third-party beneficiaries, who directly or indirectly, formally, constructively or beneficially own or otherwise control or direct, alone or together with third parties, voting rights (whether exercisable or not) with respect to more than    % of the share capital registered in the Commercial Register, our articles of association provide that our board of directors may cancel the registration of the nominee holding shares for the account of such third-party beneficiaries with respect to any shares in excess of the limit of    %. Furthermore, our articles of association contain provisions that allow our board of directors to make the registration with voting rights of shares held by a nominee subject to conditions, limitations and reporting requirements and to impose or adjust such conditions, limitations and requirements once registered. However, any shareholders, other than nominees, already being registered with, and/or having been allocated, directly or through a nominee, more than    % of the share capital registered in the Commercial Register prior to the registration with the Commercial Register of our amended and restated articles of association (if any) will remain or will be registered with voting rights for such shares. Furthermore, our board of directors may resolve not to apply, in part or in full, these restrictions or limits by way of exception for justified reasons with the majority vote of two-thirds of all its members. See for more details the section of this prospectus entitled “Description of Share Capital and Articles of Association—Voting Rights.”

The board of directors may, after having heard the concerned shareholder of record or nominee, cancel entries in the Share Register that were based on false or misleading information or if such information becomes untrue or misleading with retroactive effect to the date of the entry. The party affected must be promptly informed of the cancellation.

Any acquirer of shares who is not registered in the Share Register as a shareholder with voting rights may not vote at or participate in any of our general meetings of shareholders, but will still be entitled to dividends and other rights with financial value with respect to such shares.

Ownership of Shares by Non-Swiss Residents

Except for the limitations on voting rights described above applicable to shareholders generally and the sanctions referred to below, there is no limitation under Swiss law or our articles of association on the right of non-Swiss residents or nationals to own common shares or to exercise voting rights attached to the common shares.

Foreign Investment and Exchange Control Regulations in Switzerland

Other than in connection with government sanctions imposed on certain persons from, in or related to the Republic of Iraq, the Islamic Republic of Iran, Central African Republic, Yemen, Lebanon, Libya, Sudan, the Republic of South Sudan, Burundi, the Democratic Republic of Congo, Myanmar (Burma), Somalia, Syria, Guinea, Guinea-Bissau, Zimbabwe, Belarus, the Democratic People’s Republic of Korea (North Korea), Venezuela, Nicaragua, the Russian Federation, Haiti, the Republic of Moldova, Guatemala, certain persons and groups associated with ISIL (Da’esh) and “Al-Qaeda,” certain persons and groups associated with the Taliban, certain persons in connection with the assassination of Rafik Hariri, certain persons and organizations supporting Hamas or the Palestinian Islamic Jihad, as well as measures to prevent the circumvention of international sanctions in connection with the situation in Ukraine, there are currently no governmental laws, decrees or regulations in Switzerland that restrict the export or import of capital, including, but not limited to, Swiss foreign exchange controls on the payment of dividends, interest or liquidation proceeds, if any, to non-resident holders of shares.

In addition, in December 2025, the Swiss parliament adopted the Swiss Federal Act on the Screening of Foreign Investments (Bundesgesetz über die Prüfung ausländischer Investitionen), or the Swiss Investment Screening Act, which is expected to enter into force in 2027. The Swiss Investment Screening Act will provide for certain notification and approval requirements relating to the acquisition by foreign public investors of Swiss corporations that (i) meet certain thresholds in terms of revenue and, where applicable, number of employees and (ii) operate in certain sectors considered critical to Switzerland’s public order and security, all as further set out in the Swiss Investment Screening Act. The Swiss Investment Screening Act, once effective, may also apply to the Company.

Pre-emptive Subscription Rights and Advance Subscription Rights

Under Swiss law, any share issue, whether for cash or non-cash consideration, is subject to the prior approval of the shareholders at a general meeting of shareholders. Shareholders have certain pre-emptive subscription rights (Bezugsrechte) to subscribe for new issues of shares and advance subscription rights (Vorwegzeichnungsrechte) to subscribe for convertible or warrant-bearing bonds or other financial instruments in proportion to the nominal amount of shares held. A resolution adopted at a general meeting of shareholders by a majority of at least two-thirds of the votes and the majority of the nominal share capital each as represented at such a meeting, may restrict or withdraw pre-emptive subscription rights or advance subscription rights in certain circumstances. Under our articles of association, our board of directors is authorized to restrict or withdraw pre-emptive subscription rights in connection with a share issuance based on the capital range in certain circumstances, and the advance subscription rights and pre-emptive subscription rights are excluded in connection with the issuance of financial instruments and the issuance of common shares upon exercise of such financial instruments based on our conditional capital. See “Description of Share Capital and Articles of Association—Certain Important Provisions of our Articles of Association, Organizational Regulations and Swiss Law—Our Capital Range” and “Description of Share Capital and Articles of Association—Certain Important Provisions of our Articles of Association, Organizational Regulations and Swiss Law—Our Conditional Share Capital.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to the offering, there has been no public market for our common shares. Future sales of common shares in the public market after this offering, and the availability of common shares for future sale, could adversely affect the market price of common shares prevailing from time to time. As described below, a significant number of currently outstanding common shares will not be available for sale shortly after this offering due to contractual restrictions on transfers of common shares. However, sales of substantial amounts of common shares, or the perception that these sales could occur, could adversely affect prevailing market prices for common shares and could impair our future ability to raise equity capital.

Based on the number of common shares outstanding as of June 30, 2026, and assuming (1) no exercise of the underwriters’ option to purchase additional common shares and (2) no exercise of any of our other outstanding options, we will have outstanding an aggregate of      common shares following this offering. All of the common shares to be sold in the U.S. offering, and any common shares sold upon exercise of the underwriters’ option to purchase additional common shares sold in the offering, will be freely tradable in the U.S. public market without restriction or further registration under the Securities Act, unless the common shares are held by any of our “affiliates” as such term is defined in Rule 144 of the Securities Act (subject, in each case, to the terms of the lock-up agreements referred to below, as applicable). The number of common shares available for sale immediately after this offering will be the number sold in the offering less any common shares held by our directors, officers and certain shareholders are subject to lock-up agreements through 180 days after the date of this prospectus. The common shares held by existing shareholders are “restricted securities,” as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the United States on the Nasdaq Global Market only if registered or if their resale qualifies for exemption from registration described below under Rule 144 or Rule 701 promulgated under the Securities Act.

Lock-up Agreements

All of our directors and executive officers and certain shareholders have agreed, subject to limited exceptions, with the underwriters not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our common shares or such other securities for a period of 180 days after the date of this prospectus, without the prior written consent of Jefferies LLC, TD Securities (USA) LLC and Piper Sandler & Co. See “Underwriting.” Following the lock-up periods set forth in the agreements described above, and assuming that the representatives of the underwriters do not release any parties from these agreements, all of the common shares that are held by these parties as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act.

Rule 144

In general, persons who have beneficially owned common shares for at least six months are entitled to sell their securities without registration with the SEC under an exemption from registration provided by Rule 144 under the Securities Act.

Non-Affiliates

Any person who is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale may sell an unlimited number of restricted securities under Rule 144 if:

∎	the restricted securities have been held for at least six months, including the holding period of any prior owner other than one of our affiliates;

∎	we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale; and

∎	we are current in our Exchange Act reporting at the time of sale.

Any person who is not deemed to have been an affiliate of ours at the time of, or at any time during the three months preceding, a sale and has held the restricted securities for at least one year, including the holding period of any prior owner other than one of our affiliates, will be entitled to sell an unlimited number of restricted securities without regard to the length of time we have been subject to Exchange Act periodic reporting or whether we are current in our Exchange Act reporting.

Affiliates

Persons seeking to sell securities who are our affiliates at the time of, or any time during the three months preceding, a sale, would be subject to the restrictions described above.

They are also subject to additional restrictions, by which such person would be required to comply with the manner of sale and notice provisions of Rule 144 and would be entitled to sell within any three-month period only that number of securities that does not exceed the greater of either of the following:

∎

1% of the number of common shares then outstanding, which will equal approximately    common shares immediately after the consummation of the offering based on the number of common shares outstanding as of June 30, 2026; or

∎	the average weekly trading volume of our common shares on the Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Additionally, persons who are our affiliates at the time of, or any time during the three months preceding, a sale may sell unrestricted securities under the requirements of Rule 144 described above, without regard to the six-month holding period of Rule 144, which does not apply to sales of unrestricted securities.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and in the section of this prospectus titled “Underwriting” and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Form S-8 Registration Statements

As soon as practicable after the closing of this offering, we intend to file with the SEC one or more registration statements on Form S-8 under the Securities Act to register the common shares subject to outstanding share options or reserved for issuance under our equity incentive plans. These registration statements will become effective immediately upon filing. Shares covered by these registration statements will then be eligible for sale in the open market, subject to vesting restrictions, any applicable lock-up agreements described below and Rule 144 limitations applicable to affiliates.

Regulation S

Regulation S under the Securities Act, or Regulation S, provides that common shares owned by any person may be sold without registration in the United States, provided that the sale is effected in an offshore transaction and no directed selling efforts are made in the United States (as these terms are defined in Regulation S), subject to certain other conditions. In general, this means that our common shares may be sold outside the United States without registration in the United States being required.

In addition, Regulation S provides that any common shares sold by us outside the United States pursuant thereto may be freely resold into the United States as long as we were a foreign private issuer at the time of issuance, subject to limitations on affiliate resales and contractual lock-up agreements.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR U.S. HOLDERS

The following discussion describes certain material U.S. federal income tax considerations relating to the ownership and disposition of common shares by U.S. Holders (as defined below). This summary applies to U.S. Holders that purchase common shares pursuant to this offering and hold such common shares as capital assets within the meaning of Section 1221 of the Code (as defined below). This summary is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all of the U.S. federal income tax considerations that may be relevant to specific U.S. Holders in light of their particular circumstances, or to U.S. Holders subject to special treatment under U.S. federal income tax laws (such as banks, certain financial institutions, insurance companies, broker-dealers and traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities, retirement plans, regulated investment companies, real estate investment trusts, certain former citizens, expatriates or long-term residents of the United States, persons that hold common shares as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or integrated investment, persons deemed to sell our shares under the constructive sale provisions of the Code, persons who hold or receive our shares pursuant to the exercise of any employee share option or otherwise as compensation, persons that have a “functional currency” other than the U.S. dollar, persons that own directly, indirectly or through attribution 10% or more of the voting power or value of our shares, corporations that accumulate earnings to avoid U.S. federal income tax, partnerships and other pass-through entities (or arrangements treated as a partnership for U.S. federal income tax purposes), and investors in such pass-through entities). This summary does not address any U.S. state or local tax consequences, non-U.S. tax consequences or any U.S. federal estate, gift or alternative minimum tax consequences, the application of special tax accounting rules under Section 451(b) of the Code or the Medicare contribution tax on net investment income.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of common shares that is, for U.S. federal income tax purposes, or is treated as: (1) an individual who is a citizen or resident of the United States, (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income tax regardless of its source or (4) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions or (y) that has elected under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds common shares, the U.S. federal income tax consequences relating to an investment in the common shares will depend in part upon the status and activities of such entity or arrangement and the particular partner. Any such entity or arrangement and a partner of any such entity should consult its tax advisor regarding the U.S. federal income tax consequences applicable to it (and, as applicable, its partners) of the purchase, ownership and disposition of common shares.

Persons considering an investment in common shares should consult their tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership and disposition of common shares, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Passive Foreign Investment Company Consequences

In general, a corporation organized outside the United States will be treated as a passive foreign investment company, or a PFIC, for any taxable year, if either (1) at least 75% of its gross income is “passive income,” or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce passive income or are held for the production of passive income, including cash. Passive income for this purpose generally includes, among other things, dividends, interest, net gains from the sale or exchange of investment property, and rents or royalties other than rents or royalties which are received from unrelated parties in connection with the active conduct of a trade or business. Cash and cash equivalents are generally treated as passive assets. Goodwill is treated as an active asset to the extent associated with business activities that produce active income. Generally, in determining whether a non-U.S. corporation is a PFIC, the corporation is treated as owning its proportionate share of the assets, and as receiving directly its proportionate share of the income, of any corporation or partnership in which it owns, directly or indirectly, at least 25% of the equity by value. Equity interests in corporations or partnerships in which the non-U.S. corporation owns less than 25% by value generally are treated as passive assets, regardless of the nature of the corporation or partnership’s business.

Our status as a PFIC will depend on the nature and composition of our income, and the nature, composition and value of our assets from time to time. Based on the nature of our income and the estimated value and composition of our assets, we do not believe we were a PFIC during the taxable year ended December 31, 2025. However, our status as a PFIC is a fact-intensive determination made on an annual basis as of the end of a particular taxable year, and requires applying principles and methodologies that are unclear in some respects and subject to varying interpretations. In particular, the characterization of our income and assets as active or passive may depend in part on our current and intended future business plans, which are subject to change. The composition of our income and assets is also affected by how, and how quickly, we spend the cash we raise in any offering, including this offering. Because we have generated limited gross income historically, a material portion of which is passive income, and because we may hold a substantial amount of cash and cash equivalents following this offering, we may be a PFIC for the current taxable year or in future taxable years. Furthermore, the value of our assets may be based in part on the value of our common shares, which may fluctuate considerably. Accordingly, our risk of being a PFIC may increase if our market capitalization declines substantially in a particular taxable year. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS will agree with our conclusion or that the IRS would not successfully challenge our position. Our U.S. counsel expresses no opinion with respect to our PFIC status and also expresses no opinion with regard to our expectations regarding our PFIC status.

If we are a PFIC in any taxable year during which a U.S. Holder owns common shares, the U.S. Holder could be liable for additional taxes and interest charges under the “PFIC excess distribution regime” upon (1) a distribution paid during a taxable year that is greater than 125% of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for the common shares, and (2) any gain recognized on a sale, exchange or other disposition, including a pledge, of the common shares, whether or not we continue to be a PFIC. Under the PFIC excess distribution regime, the tax on such distribution or gain would be determined by allocating the distribution or gain ratably over the U.S. Holder’s holding period for the common shares. The amount allocated to the current taxable year (i.e., the year in which the distribution occurs or the gain is recognized) and any year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates in effect for individuals or corporations, as applicable, to ordinary income for each such taxable year, and an interest charge, generally applicable to underpayments of tax, will be added to the tax.

If we are a PFIC for any year during which a U.S. Holder holds common shares, we must generally continue to be treated as a PFIC by that holder for all succeeding years during which the U.S. Holder holds the common shares, unless we cease to meet the requirements for PFIC status and the U.S. Holder makes a “deemed sale” election with respect to the common shares. If the election is made, the U.S. Holder will be deemed to sell the common shares it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC which may result in recognition of gain (but not loss) taxable under the PFIC excess distribution regime without the receipt of any corresponding cash. After the deemed sale election, the U.S. Holder’s common shares would not be treated as shares of a PFIC unless we subsequently again become a PFIC.

If we are a PFIC for any taxable year during which a U.S. Holder holds common shares and one of our subsidiaries or other entity in which we held a direct or indirect equity interest is also a PFIC, or a Lower-tier PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the Lower-tier PFIC and would be subject to U.S. federal income tax under the PFIC excess distribution regime on certain distributions by the Lower-tier PFIC and on gain from the disposition of shares of the Lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to our non-U.S. subsidiaries.

If we are a PFIC, a U.S. Holder will not be subject to tax under the PFIC excess distribution regime on distributions or gain recognized on common shares if such U.S. Holder makes a valid “mark-to-market” election for our common shares. A mark-to-market election is available to a U.S. Holder only for “marketable stock.” Our common shares will be marketable stock as long as they remain listed on Nasdaq or other “qualified exchange” and are regularly traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. If a mark-to-market election is in effect, a U.S. Holder generally would take into account, as ordinary income each year, the excess of the fair market value of common shares held at the end of such taxable year over the adjusted tax basis of such common shares. The U.S. Holder also would take into account, as an ordinary loss each year, the excess of the adjusted tax basis of such common shares over their fair market value at the end of the taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses deducted as a result of the mark-to-market election. The U.S. Holder’s tax basis in common shares would be adjusted to reflect any income or loss recognized as a result of the mark-to-market election. Any gain from a sale, exchange or other disposition of common shares in any taxable year in which we are a PFIC would be treated as ordinary income and any loss from such sale, exchange or other disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss. If, after having been a PFIC for one or more taxable years, we cease to be classified as a PFIC for the remainder of a U.S. holder’s holding period in common shares, the U.S. holder would not be required to take into account any unrecognized gain or loss in the manner described above and any subsequently recognized gain or loss would be subject to tax as described below “-Sale or Other Taxable Disposition of Common Shares.”

A mark-to-market election will not apply to common shares for any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Such election will not apply to our subsidiaries. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any Lower-tier PFICs notwithstanding the U.S. Holder’s mark-to-market election for the common shares.

The tax consequences that would apply if we are a PFIC would also be different from those described above if a U.S. Holder were able to make a valid qualified electing fund, or a QEF, election. At this time we do not expect to provide U.S. Holders with the information necessary for a U.S. Holder to make a QEF election, and prospective investors should assume that a QEF election will not be available.

Each U.S. person that is a shareholder of a PFIC is generally required to file an annual information return on IRS Form 8621 containing such information as the U.S. Treasury Department may require. The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax.

The U.S. federal income tax rules relating to PFICs are very complex. Prospective U.S. Holders are strongly urged to consult their tax advisors with respect to the impact of PFIC status on the purchase, ownership and disposition of common shares, the consequences to them of an investment in a PFIC, any elections available with respect to the common shares and the IRS information reporting obligations with respect to the purchase, ownership and disposition of common shares.

Distributions

We currently do not expect to make distributions on our common shares. Subject to the discussion above under “—Passive Foreign Investment Company Consequences,” a U.S. Holder that receives a distribution with respect to common shares generally will be required to include the gross amount of such distribution in gross income as a dividend when actually or constructively received to the extent of the U.S. Holder’s pro rata share of our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. Holder is not a dividend because it exceeds the U.S. Holder’s pro rata share of our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder’s common shares. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder’s common shares, the remainder will be taxed as capital gain. Because we may not account for our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect all distributions to be reported to them as dividends. Distributions on common shares that are treated as dividends generally will constitute income from sources outside the United States for foreign tax credit purposes and generally will constitute passive category income. If any foreign withholding tax is imposed on dividends paid on common shares, U.S. Holders may be eligible for a foreign tax credit against such U.S. Holder’s federal income tax liability, or an itemized deduction in lieu of a foreign tax credit. Such dividends will not be eligible for the “dividends received” deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations. If a refund of the tax withheld is available under the laws of the foreign jurisdiction imposing such tax, the amount of tax withheld that is refundable will not be eligible for such credit against a U.S. Holder’s U.S. federal income tax liability (and will not qualify for the deduction against U.S. federal taxable income). The limitation on foreign taxes eligible for the credit is calculated separately for specific classes of income. U.S. Treasury regulations addressing foreign tax credits, or the Foreign Tax Credit Regulations, impose additional requirements for foreign taxes to be eligible for a foreign tax credit. There can be no assurance that those requirements will be satisfied unless investors are entitled to and elect to claim the benefits of an applicable income tax treaty with respect to such taxes. However, IRS guidance allows taxpayers to defer the application of many aspects of the Foreign Tax Credit Regulations until new guidance is issued. The rules relating to the determination of the U.S. foreign tax credit are complex, and U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit in their particular circumstances and the possibility of claiming an itemized deduction (instead of the foreign tax credit) for any foreign taxes paid or withheld.

Dividends paid by a “qualified foreign corporation” are eligible for taxation at a reduced capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain requirements are met. A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States that the Secretary of Treasury of the United States determines is satisfactory for this purpose and that includes an exchange of information provision, or (b) with respect to any dividend it pays on shares that are readily tradable on an established securities market in the United States. We believe that the Company qualifies as a resident of Switzerland for purposes of, and is eligible for the benefits of, the Convention between the United States of America and the Swiss Confederation for the Avoidance of Double Taxation with Respect to Taxes on Income, signed October 2, 1996, as amended and currently in force, or the Treaty. We also believe that the Treaty should be treated as satisfying conditions described in clause (a) above, although there can be no assurance in this regard. Further, our common shares will be listed on Nasdaq, which is an established securities market in the United States, and we expect the common shares to be readily tradable on Nasdaq, although there can be no assurance in this regard. Subject to the discussion above under “—Passive Foreign Investment Company Consequences,” if the Treaty is applicable, or if the common shares are readily tradable on an established securities market in the United States, dividends paid on common shares generally will be “qualified dividend income” in the hands of individual U.S. Holders, provided that certain conditions are met, including that we are not a PFIC for the taxable year in which the dividend is paid or the preceding taxable year, certain holding period requirements and the absence of certain risk reduction transactions. Each U.S. Holder is urged to consult its tax advisors regarding the availability of the reduced tax rate on dividends with regard to its particular circumstances.

Sale or Other Taxable Disposition of Common Shares

Subject to the discussion above under “—Passive Foreign Investment Company Consequences,” a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale or other taxable disposition of common shares in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on the sale, exchange or other disposition and such U.S. Holder’s adjusted tax basis in the common shares. Such capital gain or loss generally will be long-term capital gain taxable at a reduced rate for non-corporate U.S. Holders, or long-term capital loss if, on the date of sale or other taxable disposition, the common shares were held by the U.S. Holder for more than one year. Any capital gain of a non-corporate U.S. Holder that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized from the sale or other disposition of common shares will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

Certain U.S. Holders who are individuals (and certain entities) that hold an interest in “specified foreign financial assets” (which may include our common shares) are required to report information relating to such assets, subject to certain exceptions (including an exception for our common shares held in accounts maintained by certain financial institutions). Penalties can apply for failure to satisfy such reporting requirements. U.S. Holders should consult their tax advisors regarding the applicability of these requirements to their acquisition and ownership of our common shares.

SWISS TAX IMPLICATIONS FOR OUR HOLDERS

The following summary does not purport to address all tax consequences of the offering, the acquisition, the ownership and sale or other disposition of common shares and does not take into account the specific circumstances of any particular investor. This summary is based on the tax laws, regulations and regulatory practices of Switzerland as of the date hereof, which are subject to change (or subject to changes in interpretation), possibly with retroactive effect.

Current and prospective investors are advised to consult their own tax advisors in light of their particular circumstances as to the Swiss tax laws and regulatory practices that could be relevant for them in connection with the offering, the acquiring, owning and selling or otherwise disposing of common shares and receiving dividends and similar cash or in-kind distributions on common shares (including dividends or liquidation proceeds and share dividends) or distributions on common shares based upon a capital reduction (Nennwertrückzahlungen) or paid out of reserves from capital contributions (Reserven aus Kapitaleinlagen) and the consequences thereof under the tax laws and regulatory practices of Switzerland.

Swiss Federal Withholding Tax

Dividends and similar cash or in-kind distributions on common shares (including dividends on liquidation proceeds and share dividends) (hereinafter referred to as Dividends) that the Company pays on the common shares are subject to Swiss federal withholding tax (Verrechnungssteuer) currently at a rate of 35% on the gross amount of the Dividend. The Company is required to withhold the Swiss federal withholding tax from the Dividend and remit it to the Swiss Federal Tax Administration. Distributions based upon a capital reduction (Nennwertrückzahlungen) or paid out of reserves from capital contributions (Reserven aus Kapitaleinlagen) in the amount permitted under Swiss tax law are not subject to Swiss federal withholding tax.

Shareholders who are not resident in Switzerland for tax purposes and who, during the relevant taxation year, have not engaged in a trade or business carried on through a permanent establishment or fixed place of business situated in Switzerland for tax purposes (all such shareholders are hereinafter referred to as Non-Resident Shareholders) may be entitled to a partial or full refund of the Swiss federal withholding tax on Dividends if the country of his, her or its residence for tax purposes has entered into a bilateral treaty for the avoidance of double taxation with Switzerland and the conditions of such treaty are met. Such shareholders should be aware that the procedures for claiming tax treaty benefits (and the time required for obtaining a refund) may be different from country to country. For example, a shareholder who is resident of the United States for the purposes of the bilateral treaty between the United States and Switzerland is generally eligible for a refund of the amount of the withholding tax in excess of the 15% treaty rate, provided such shareholder: (i) qualifies for benefits under this treaty and qualifies as beneficial owner of the Dividends; (ii) holds, directly or indirectly, common shares of the Company; (iii) does not qualify as a pension scheme or retirement arrangement for the purpose of the bilateral treaty; and (iv) does not conduct business through a permanent establishment or fixed base in Switzerland to which the common shares are attributable. Such an eligible U.S. shareholder may apply for a refund of the amount of the withholding tax in excess of the 15% treaty rate. Whether the conditions for a partial or full refund of the Swiss federal withholding tax are met, should be analyzed in the individual case. The applicable refund request form may be filed with the Swiss Federal Tax Administration following receipt of the Dividend and the relevant deduction certificate, however no later than December 31 of the third year following the calendar year in which the Dividend was payable.

Swiss resident individuals who hold their common shares as private assets (Resident Private Shareholders) are in principle eligible for a full refund or credit against income tax of the Swiss federal income tax on a Dividend if they duly report the underlying Dividend in their individual income tax return. In addition, (i) corporate and individual shareholders who are resident in Switzerland for tax purposes, (ii) corporate and individual shareholders who are not resident in Switzerland, and who, in each case, hold their Shares as part of a trade or business carried on in Switzerland or through a permanent establishment with fixed place of business situated in Switzerland for tax purposes and (iii) Swiss resident private individuals who, for income tax purposes, are classified as “professional securities dealers” for reasons of, inter alia, frequent dealing, or leveraged investments, in shares and other securities (all such shareholders are hereinafter referred to as Domestic Commercial Shareholders) are in principle eligible for a full refund or credit against income tax of the Swiss federal withholding tax if they duly report the Dividend in their income statements or income tax return, as the case may be.

Swiss Federal Stamp Taxes

The Company will be subject to Swiss issuance stamp duty on the issuance of the common shares, including the over-allotment shares, of 1% of the offering price net of certain deductions.

Any dealings in common shares where a bank or another securities dealer in Switzerland or Liechtenstein, as defined in the Swiss Federal Stamp Tax Act, acts as intermediary or is a party to the transaction, are, subject to certain exemptions provided for in the Swiss Federal Stamp Tax Act, subject to Swiss securities turnover tax at an aggregate tax rate of up to 0.15% of the consideration paid for such common shares. Share buybacks for cancellation are not subject to Swiss securities turnover tax. Share buybacks are subject to Swiss securities turnover tax if the Company does not cancel the shares.

Swiss Federal, Cantonal and Communal Individual Income Tax and Corporate Income Tax

Non-Resident Shareholders

Non-Resident Shareholders will not be subject to any Swiss federal, cantonal and communal income tax on Dividends, distributions based upon a capital reduction (Nennwertrückzahlungen) or paid out of reserves from capital contributions (Reserven aus Kapitaleinlagen) on common shares, or capital gains realized on the sale or other disposition of common shares (see, however, the section titled “—Swiss Federal Withholding Tax” for a summary of Swiss federal withholding tax on Dividends).

Resident Private Shareholders

Resident Private Shareholders are required to include Dividends, but not distributions based upon a capital reduction (Nennwertrückzahlungen) or paid out of reserves from capital contributions (Reserven aus Kapitaleinlagen), as recognized by the Swiss Federal Tax Administration, on common shares, in their personal income tax return and are subject to Swiss federal, cantonal and communal income tax on any net taxable income for the relevant taxation period, including the Dividends, but not the distributions based upon a capital reduction (Nennwertrückzahlungen) or paid out of reserves from capital contributions (Reserven aus Kapitaleinlagen). Capital gains resulting from the sale or other dispositions of common shares are not subject to Swiss federal, cantonal and communal income tax, and conversely, capital losses are not tax-deductible for Resident Private Shareholders. See the section titled “—Domestic Commercial Shareholders” for a summary of the taxation treatment applicable to Swiss resident individuals who, for income tax purposes, are classified as “professional securities dealers.” Share buybacks for cancellation are subject to Swiss federal, cantonal and communal income tax to the extent the purchase price exceeds the share capital and respective reserves from capital contributions (Reserven aus Kapitaleinlagen). Share buybacks are not subject to Swiss federal, cantonal and communal income tax if the Company does not cancel the shares and does resell the shares within the statutory maximal holding period, which in general is six years, and if the Company does not exceed the legal threshold for holdings in its own shares through the share buyback. The legal threshold in general is 10% of the share capital.

Domestic Commercial Shareholders

Domestic Commercial Shareholders are required to recognize Dividends and distributions based upon a capital reduction (Nennwertrückzahlungen) or paid out of reserves from capital contributions (Reserven aus Kapitaleinlagen) on common shares and capital gains or losses realized on the sale or other disposition of common shares in their income statement for the relevant taxation period and are subject to Swiss federal, cantonal and communal individual or corporate income tax, as the case may be, on any net taxable earnings for such taxation period. Share buybacks generally are subject to Swiss federal, cantonal and communal income tax to the extent the purchase price exceeds the book value. Domestic Commercial Shareholders who are corporate taxpayers may be eligible for dividend relief (Beteiligungsabzug) in respect of Dividends and distributions based upon a capital reduction (Nennwertrückzahlungen) or paid out of reserves from capital contributions (Reserven aus Kapitaleinlagen) if the common shares held by them as part of a Swiss business have an aggregate market value of at least CHF 1 million.

Swiss Cantonal and Communal Private Wealth Tax and Capital Tax

Non-Resident Shareholders

Non-Resident Shareholders are not subject to Swiss cantonal and communal private wealth tax or capital tax.

Resident Private Shareholders and Domestic Commercial Shareholders

Resident Private Shareholders and Domestic Commercial Shareholders who are individuals are required to report their common shares as part of private wealth or their Swiss business assets, as the case may be, and will be subject to Swiss cantonal and communal private wealth tax on any net taxable wealth (including the common shares), in the case of Domestic Commercial Shareholders to the extent the aggregate taxable wealth is allocated in Switzerland. Domestic Commercial Shareholders who are corporate taxpayers are subject to Swiss cantonal and communal capital tax on taxable capital to the extent the aggregate taxable capital is allocated to Switzerland.

International Automatic Exchange of Information in Tax Matters

Switzerland has concluded a bilateral agreement with the EU on the international automatic exchange of information, or AEOI, in tax matters, which applies to all EU Member States. In addition, Switzerland has concluded the multilateral competent authority agreement on the automatic exchange of financial account information, or MCAA, and based on the MCAA, a number of bilateral AEOI agreements with other countries.

Based on such agreements and the implementing laws of Switzerland, Switzerland collects and exchanges data in respect of financial assets, including the common shares, held in, and income derived thereon and credited to, accounts or deposits with a paying agent in Switzerland for the benefit of individuals resident in an EU Member State or in another treaty state. An up-to-date list of the AEOI agreements to which Switzerland is a party can be found on the website of the State Secretariat for International Financial Matters, or SIF.

Swiss Facilitation of the Implementation of the U.S. Foreign Account Tax Compliance Act, or FATCA

Switzerland has concluded an intergovernmental agreement with the United States to facilitate the implementation of FATCA. The agreement ensures that the accounts held by U.S. persons with Swiss financial institutions are disclosed to the U.S. tax authorities either with the consent of the account holder or by means of group requests within the scope of administrative assistance. Information will not be transferred automatically in the absence of consent, and instead will be exchanged only within the scope of administrative assistance on the basis of the double taxation agreement between the United States and Switzerland. In this regard, on July 17, 2019, the U.S. Senate approved the 2009 protocol, or the Protocol, amending the double taxation agreement regarding income tax between Switzerland and the United States, or the amended DTA. The Protocol had been approved by the Swiss Federal Assembly on June 18, 2010. On September 20, 2019, Switzerland and the United States exchanged the instruments of ratification of the Protocol. With the exchange of the ratification instruments, the amended DTA formally entered into force. The Protocol introduces a mechanism for the exchange of information upon request in tax matters between Switzerland and the United States, which is in line with international standards, and allows the United States to make group requests under FATCA concerning non-consenting U.S. accounts and non-consenting non-participating foreign financial institutions. On June 27, 2024, Switzerland and the United States signed a new intergovernmental agreement to facilitate the implementation of FATCA that will change the current direct-notification-based regime to a regime where the relevant information is sent to the Swiss Federal Tax Administration, which in turn provides the information to the U.S. tax authorities. In Switzerland, the implementation of the new intergovernmental agreement requires an amendment to national law, which will be decided by the Swiss Federal Assembly. According to communication from the State Secretariat for International Finance, such amendment is currently expected to enter into force in Switzerland on January 1, 2029, at the earliest.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement, dated     , 2026, between us and Jefferies LLC, TD Securities (USA) LLC, Piper Sandler & Co. and UBS Securities LLC, as the representatives of the underwriters named below and the joint book-running managers of this offering, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the respective number of common shares shown opposite its name below:

UNDERWRITER	NUMBER OF COMMON SHARES
Jefferies LLC
TD Securities (USA) LLC
Piper Sandler & Co.
UBS Securities LLC

Total

The underwriting agreement provides that the obligations of the several underwriters are subject to certain conditions precedent such as the receipt by the underwriters of officers’ certificates and legal opinions and approval of certain legal matters by their counsel. The underwriting agreement provides that the underwriters will purchase all of the common shares if any of them are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated. We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters have advised us that, following the completion of this offering, they currently intend to make a market in the common shares as permitted by applicable laws and regulations. However, the underwriters are not obligated to do so, and the underwriters may discontinue any market-making activities at any time without notice in their sole discretion. Accordingly, no assurance can be given as to the liquidity of the trading market for the common shares, that you will be able to sell any of the common shares held by you at a particular time or that the prices that you receive when you sell will be favorable.

The underwriters are offering the common shares subject to their acceptance of the common shares from us and subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commission and Expenses

The underwriters have advised us that they propose to offer the common shares to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers, which may include the underwriters, at that price less a concession not in excess of $    per common share. The underwriters may allow, and certain dealers may reallow, a discount from the concession not in excess of $    per common share to certain brokers and dealers. After the offering, the initial public offering price, concession and reallowance to dealers may be reduced by the representatives. No such reduction will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

The following table shows the public offering price, the underwriting discounts and commissions that we are to pay the underwriters and the proceeds, before expenses, to us in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	PER SHARE		TOTAL
	WITHOUT OPTION TO PURCHASE ADDITIONAL SHARES	WITH OPTION TO PURCHASE ADDITIONAL SHARES	WITHOUT OPTION TO PURCHASE ADDITIONAL SHARES	WITH OPTION TO PURCHASE ADDITIONAL SHARES
Public offering price	$	$	$	$
Underwriting discounts and commissions paid by us	$	$	$	$
Proceeds to us, before expenses	$	$	$	$

We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $    . We have agreed to reimburse the underwriters for certain of their expenses in an amount up to $    .

Determination of Offering Price

Prior to this offering, there has not been a public market for our common shares. Consequently, the initial public offering price for our common shares will be determined by negotiations between us and the representatives. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

We offer no assurances that the initial public offering price will correspond to the price at which the common shares will trade in the public market subsequent to the offering or that an active trading market for the common shares will develop and continue after the offering.

Listing

We have applied to list our common shares on the Nasdaq under the trading symbol “WWB”.

Stamp Taxes

If you purchase common shares offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Option to Purchase Additional Shares

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of      shares from us at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. If the underwriters exercise this option, each underwriter will be obligated, subject to specified conditions, to purchase a number of additional shares proportionate to that underwriter’s initial purchase commitment as indicated in the table above. This option may be exercised only if the underwriters sell more shares than the total number set forth on the cover page of this prospectus.

No Sales of Similar Securities

We, our officers, directors and holders of all or substantially all our outstanding share capital have agreed, subject to specified exceptions, not to directly or indirectly:

∎

sell or offer to sell, contract to sell or lend, effect any short sale or establish or increase a “put equivalent position” or liquidate or decrease any “call equivalent position” (in each case within the meaning of

Rule 16a-1 under the Exchange Act), or pledge, hypothecate or grant any security interest in, or otherwise transfer or dispose of, any common shares, or options or warrants or other rights to acquire common shares, or securities exchangeable or exercisable for or convertible into common shares, or related securities, currently or hereafter owned either of record or beneficially (as defined in Rule 13d-3 under the Exchange Act) by the securityholder or by any family member (as defined in the lock-up agreement) of the securityholder,

∎

enter into any swap, hedge or similar arrangement that transfers, in whole or in part, the economic risk of ownership of common shares or related securities, regardless of whether any such transaction is to be settled in securities, in cash or otherwise,

∎

make any demand for, or exercise any right with respect to, the registration under the Securities Act, of the offer and sale of any common shares or related securities, or cause to be filed a registration statement, prospectus or prospectus supplement (or an amendment or supplement thereto) with respect to any such registration, except as otherwise permitted by the lock-up agreement, or

∎	publicly announce an intention to do any of the foregoing.

This restriction terminates after the close of trading of the common shares on and including the 180th day after the date of this prospectus, or the Lock-up Period.

Notwithstanding the foregoing, the securityholder may transfer the common shares or related securities:

(i)	as a bona fide gift or gifts or charitable contributions;

(ii)	by will, other testamentary document or intestate succession, or for bona fide estate planning purposes, or by will or intestate succession upon the death of the undersigned;

(iii)	to any trust or other entities formed for the direct or indirect benefit of the securityholder or a family member (as defined in the lock-up agreement) of the securityholder;

(iv)	to any family member of the securityholder;

(v)

by operation of law or by order of a court of competent jurisdiction, such as pursuant to a court or regulatory agency order, qualified domestic order, divorce settlement, divorce decree, or separation or settlement agreement related to the distribution of assets in connection with the dissolution of a marriage or civil union;

(vi)	to any corporation, partnership, limited liability company or other entity all of the beneficial ownership interests of which are held by the securityholder and/or one or more of its family members;

(vii)

if the securityholder is a corporation, partnership, limited liability company, trust or other business entity, in connection with a distribution, transfer or other disposition by the securityholder to its shareholders, partners, members or other equityholders;

(viii)

to any affiliate of the securityholder (including, for the avoidance of doubt, any wholly owned direct or indirect subsidiary of the securityholder or to the immediate or indirect parent entity of the undersigned), including investment funds or other entities under common control or management with the securityholder (including, for the avoidance of doubt, where the securityholder is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership);

(ix)

if the securityholder is not an officer or director of the Company, transactions relating to common shares or related securities acquired in this offering or in open market transactions on or after the completion of this offering;

(x)

to the Company in connection with the exercise, vesting, exchange or settlement of restricted shares or restricted share units or the exercise of options, warrants or other rights to acquire common shares, including any security convertible into, exchangeable for or that represent the right to receive common shares, in accordance with their terms (including by “net” or “cashless” exercise), including any transfer to the Company for the payment of the exercise price or tax withholding, remittance payments or social security contributions due as a result of such vesting, settlement or exercise, or pursuant to the terms of convertible securities, each as described in this prospectus immediately prior to the time the underwriting agreement is executed, provided that any such restricted shares, restricted share units, options, warrants or rights were granted under an equity incentive plan or other equity award plan described in the prospectus and provided, further, that any common shares received upon such vesting, settlement or exercise that are not so transferred remain subject to the lock-up restrictions;

(xi)	to the Company upon the securityholder’s death, disability or termination of employment with the Company, including following voluntary resignation;

(xii)

pursuant to a bona fide third-party tender offer, merger, amalgamation, consolidation or other similar transaction that is approved by our board of directors and made to all holders of our share capital involving a change of control of the Company, provided that if such transaction is not completed, the securityholder’s common shares and related securities remain subject to the lock-up restrictions; or

(xiii)

in connection with the conversion of the outstanding preferred shares of the Company into common shares, in each case as described and as contemplated in this prospectus herein, provided that any such common shares received upon such conversion shall be subject to the restrictions on transfer set forth in the lockup agreement;

(xiv)	with the prior written consent of the representatives on behalf of the underwriters;

provided, however, that it shall be a condition that:

∎	in the case of any transfer described in clauses (i) through (viii), such transfer shall not involve a disposition for value,

∎

in the case of any transfer described in clauses (i) through (viii) each transferee executes and delivers to Jefferies LLC, TD Securities (USA) LLC and Piper Sandler & Co. an agreement in form and substance satisfactory to Jefferies LLC, TD Securities (USA) LLC and Piper Sandler & Co. stating that such transferee is receiving and holding such common shares and/or related securities, subject to the provisions of the lock-up agreement and agrees not to, during the Lock-up Period, sell or offer to sell such common shares and/or related securities, engage in any swap or engage in any other activities restricted under the lock-up agreement except in accordance with the lock-up agreement (as if such transferee had been an original signatory thereto) and such transfer shall not involve a disposition for value;

∎

in the case of any transfer pursuant to clause (ix) above, prior to the expiration of the Lock-up Period, any filing required under Section 13 or Section 16 of the Exchange Act may be made during the Lock-up Period, provided that such filing clearly indicates that such transaction relates to common shares or related securities acquired from the underwriters in this offering or in open market transactions after the completion of this offering;

∎

in the case of any transfer or distribution pursuant to clauses (vi) through (viii), it shall be a condition to such transfer that any required filing under Section 16(a) of the Exchange Act, or other required public filing, report or announcement reporting a reduction in beneficial ownership of common shares or related securities shall indicate in the footnotes thereto that the shares distributed or transferred are subject to a lock-up agreement with the representatives; and

∎

in the case of any transfer pursuant to clauses (i) through (viii) and (x) through (xiii) above, prior to the expiration of the Lock-up Period, no public disclosure or filing under the Exchange Act by any party to the transfer (donor, donee, transferor or transferee) shall be made voluntarily, and if the securityholder is required to file a report under the Exchange Act reporting a change in beneficial ownership of common shares or related securities during the Lock-up Period, the securityholder shall include a statement in such report indicating the circumstances of such transfer.

In addition, the foregoing restrictions shall not apply to the establishment or amendment of a written trading plan meeting the requirements of Rule 10b5-1 under the Exchange Act relating to the transfer, sale or other disposition of common shares or related securities, provided that no transfers, sales or other dispositions of common shares or related securities occur during the Lock-up Period and any public disclosure, announcement or filing under the Exchange Act made by us or any person regarding the establishment or amendment of such plan during the Lock-up Period shall include a statement that the securityholder is not permitted to transfer, sell or otherwise dispose of securities under such plan during the Lock-up Period in contravention of the lock-up agreement, and any public announcement, shall be voluntarily made regarding the establishment or amendment of such plan during the Lock-up Period.

Jefferies LLC, TD Securities (USA) LLC and Piper Sandler & Co. may, in their sole discretion and at any time or from time to time before the termination of the 180-day period release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters and any of our shareholders who will execute a lock-up agreement, providing consent to the sale of common shares prior to the expiration of the Lock-up Period.

Stabilization

The underwriters have advised us that they, pursuant to Regulation M under the Exchange Act, as amended, and certain persons participating in the offering may engage in short sale transactions, stabilizing transactions, syndicate covering transactions or the imposition of penalty bids in connection with this offering. These activities may have the effect of stabilizing or maintaining the market price of the common shares at a level above that which might otherwise prevail in the open market. Establishing short sales positions may involve either “covered” short sales or “naked” short sales.

“Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional common shares in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional common shares or purchasing common shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares.

“Naked” short sales are sales in excess of the option to purchase additional common shares. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common shares in the open market after pricing that could adversely affect investors who purchase in this offering.

A stabilizing bid is a bid for the purchase of common shares on behalf of the underwriters for the purpose of fixing or maintaining the price of the common shares. A syndicate covering transaction is the bid for or the purchase of common shares on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. Similar to other purchase transactions, the underwriter’s purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common shares or preventing or retarding a decline in the market price of our common shares. As a result, the price of our common shares may be higher than the price that might otherwise exist in the open market. A penalty bid is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the common shares originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member.

Neither we, nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common shares. The underwriters are not obligated to engage in these activities and, if commenced, any of the activities may be discontinued at any time.

The underwriters may also engage in passive market making transactions in our common shares on the Nasdaq in accordance with Rule 103 of Regulation M during a period before the commencement of offers or sales of our common shares in this offering and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.

Electronic Distribution

A prospectus in electronic format may be made available by e-mail or on the websites or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of common shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ websites and any information contained in any other website maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

Other Activities and Relationships

The underwriters and certain of their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their respective affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for us and our affiliates, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and certain of their relevant affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments issued by us and our affiliates. If the underwriters or their respective affiliates have a lending relationship with us, they routinely hedge their credit exposure to us consistent with their customary risk management policies. The underwriters and their respective affiliates may hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the common shares offered hereby. Any such short positions could adversely affect future trading prices of the common shares offered hereby. The underwriters and certain of their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Disclaimers About Non-U.S. Jurisdictions

Australia

This prospectus is not a disclosure document for the purposes of Australia’s Corporations Act 2001 (Cth) of Australia (the Corporations Act), has not been lodged with the Australian Securities & Investments Commission and is only directed to the categories of exempt persons set out below. Accordingly, if you receive this prospectus in Australia:

(A) You confirm and warrant that you are either:

∎	a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

∎

a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the Company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

∎	a person associated with the Company under Section 708(12) of the Corporations Act; or

∎	a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act.

To the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this prospectus is void and incapable of acceptance.

(B) You warrant and agree that you will not offer any of the securities issued to you pursuant to this prospectus for resale in Australia within 12 months of those securities being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Canada

(A) Resale Restrictions

The distribution of the common shares in Canada is being made only in the provinces of Ontario, Quebec, Alberta and British Columbia on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of these common shares are made. Any resale of the common shares in Canada must be made under applicable securities laws which may vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common shares.

(B) Representations of Canadian Purchasers

By purchasing the common shares in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

∎

the purchaser is entitled under applicable provincial securities laws to purchase the common shares without the benefit of a prospectus qualified under those securities laws as it is an “accredited investor” as defined under National Instrument 45-106—Prospectus Exemptions or Section 73.3(1) of the Securities Act (Ontario), as applicable,

∎	the purchaser is a “permitted client” as defined in National Instrument 31-103 - Registration Requirements, Exemptions and Ongoing Registrant Obligations,

∎	where required by law, the purchaser is purchasing as principal and not as agent, and

∎	the purchaser has reviewed the text above under Resale Restrictions.

(C) Conflicts of Interest

Canadian purchasers are hereby notified that certain of the underwriters are relying on the exemption set out in section 3A.3 or 3A.4, if applicable, of National Instrument 33-105 - Underwriting Conflicts from having to provide certain conflict of interest disclosure in this prospectus.

(D) Statutory Rights of Action

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if the prospectus (including any amendment thereto) such as this prospectus contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser of these common shares in Canada should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

(E) Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

(F) Taxation and Eligibility for Investment

Canadian purchasers of the common shares should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common shares in their particular circumstances and about the eligibility of the common shares for investment by the purchaser under relevant Canadian legislation.

(G) Language of Documents

The purchaser confirms its express wish and that it has requested that this prospectus, all documents evidencing or relating to the sale of the common shares described herein and all other related documents be drawn up exclusively in the English language. L’acquéreur confirme sa volonté expresse et qu’il a demandé que le présent document, tous les documents attestant de la vente des titres décrits dans le présent document ou s’y rapportant ainsi que tous les autres documents s’y rattachant soient rédigés exclusivement en langue anglaise.

European Economic Area

In relation to each Member State of the European Economic Area, or each, a Relevant State, no shares have been offered or will be offered pursuant to this offering to the public in that Relevant State prior to the publication of a prospectus in relation to the common shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that

Relevant State, all in accordance with the Prospectus Regulation, except that offers of shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

(a) to any legal entity which is a “qualified investor” as defined under the Prospectus Regulation;

(b) to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of representatives for any such offer; or

(c) in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require us or any of the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

Each person in a Relevant State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with us and the representatives that it is a qualified investor within the meaning of the Prospectus Regulation.

In the case of any shares being offered to a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in this offering have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in a Relevant State to qualified investors, in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

We, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

The above selling restriction is in addition to any other selling restrictions set out below.

In connection with this offering, the representatives are not acting for anyone other than us and will not be responsible to anyone other than us for providing the protections afforded to their clients nor for providing advice in relation to this offering.

Hong Kong

No common shares have been offered or sold, and no common shares may be offered or sold, in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent; or to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the SFO), and any rules made under that Ordinance; or in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong (the CO), or which do not constitute an offer or invitation to the public for the purpose of the CO or the SFO. No document, invitation or advertisement relating to the common shares has been issued or may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made under that Ordinance.

This prospectus has not been registered with the Registrar of Companies in Hong Kong. Accordingly, this prospectus may not be issued, circulated or distributed in Hong Kong, and the common shares may not be offered for subscription to members of the public in Hong Kong. Each person acquiring the common shares will be required, and is deemed by the acquisition of the common shares, to confirm that he is aware of the restriction on offers of the common shares described in this prospectus and the relevant offering documents and that he is not acquiring, and has not been offered any common shares in circumstances that contravene any such restrictions.

Israel

This prospectus does not constitute a prospectus under the Israeli Securities Law, 5728-1968 (the Securities Law), and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, and any offer of the common shares is directed only at, (i) a limited number of persons in accordance with the Israeli Securities Law and (ii) investors listed in the first addendum (the Addendum), to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case, purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors are required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.

Japan

The offering has not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948 of Japan, as amended) (the FIEL), and the underwriters will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations, and ministerial guidelines of Japan.

Singapore

This prospectus has not been and will not be lodged or registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the common shares may not be circulated or distributed, nor may the common shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the SFA), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the common shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the common shares pursuant to an offer made under Section 275 of the SFA except:

i. to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

ii. where no consideration is or will be given for the transfer;

iii. where the transfer is by operation of law;

iv. as specified in Section 276(7) of the SFA; or

v. as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Switzerland

The common shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (the SIX), or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 35 et seqq. of the Swiss Federal Act on Financial Services or the disclosure standards for listing prospectuses under art. 27 et seqq. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to the offering, us or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority (the FINMA), and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (the CISA). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of securities.

United Kingdom

In relation to the United Kingdom, no shares have been offered or will be offered pursuant to this offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares which has been approved by the Financial Conduct Authority in the United Kingdom in accordance with the UK Prospectus Regulation and the FSMA, except that offers of shares may be made to the public in the United Kingdom at any time under the following exemptions under the UK Prospectus Regulation and the FSMA:

(a) to any legal entity which is a qualified investor as defined under the UK Prospectus Regulation;

(b) to fewer than 150 natural or legal persons (other than qualified investors as defined under the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c) at any time in other circumstances falling within section 86 of the FSMA,

provided that no such offer of shares shall require us or any representative to publish a prospectus pursuant to Section 85 of the FSMA or Article 3 of the UK Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

Each person in the United Kingdom who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with us and the representatives that it is a qualified investor within the meaning of the UK Prospectus Regulation.

In the case of any shares being offered to a financial intermediary as that term is used in Article 5(1) of the UK Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in this offering have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in the United Kingdom to qualified investors, in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

We, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, and the expression “FSMA” means the Financial Services and Markets Act 2000.

In connection with this offering, the representatives are not acting for anyone other than us and will not be responsible to anyone other than us for providing the protections afforded to their clients nor for providing advice in relation to this offering.

This prospectus is for distribution only to persons who (i) have professional experience in matters relating to investments and who qualify as investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Financial Promotion Order, (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended, or FSMA) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This prospectus is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this prospectus relates is available only to relevant persons and will be engaged in only with relevant persons.

LEGAL MATTERS

The validity of the common shares being offered by this prospectus and certain other matters of Swiss law, including matters of Swiss income tax law, will be passed upon for us by Niederer Kraft Frey AG, Zurich, Switzerland. Certain matters of U.S. federal law will be passed upon for us by Cooley LLP, New York, New York. The underwriters are being represented by Advestra AG, Zurich, Switzerland, with respect to Swiss law and Latham & Watkins LLP, New York, New York, with respect to U.S. federal law.

EXPERTS

The consolidated financial statements of Windward Bio Group AG as of December 31, 2025 and 2024 and for the year ended December 31, 2025 and the period from July 5, 2024 to December 31, 2024, appearing in this prospectus and registration statement, have been audited by Ernst & Young AG, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The registered business address of Ernst & Young AG is Aeschengraben 27, 4051 Basel, Switzerland.

SERVICE OF PROCESS AND ENFORCEMENT OF LIABILITIES

We are a corporation organized and incorporated under the laws of Switzerland with registered office and domicile in Basel, Switzerland, and the majority of our assets are located within Switzerland. Moreover, the majority of our directors and executive officers are not residents of the United States, and all or a substantial portion of the assets of such persons are or may be located outside the United States. As a result, investors may not be able to effect service of process within the United States upon us or upon such persons, or to enforce judgments obtained against us or such persons in U.S. courts. Moreover, actions of the Company may not be subject to the civil liability provisions of the federal securities laws of the United States.

The United States and Switzerland currently do not have a treaty providing for the reciprocal recognition and enforcement of judgments, other than arbitration awards, rendered in civil and commercial matters. There is, therefore, doubt as to the enforceability in Switzerland of civil liabilities based upon U.S. securities laws in an action to enforce a U.S. judgment in Switzerland. In addition, the enforcement in Switzerland of any judgment obtained in a U.S. court based on civil liabilities, whether or not predicated solely upon U.S. securities laws, will be subject to certain conditions. Consequently, a final judgment for payment given by a court in the United States, whether or not predicated solely upon U.S. securities laws, may not be enforceable in Switzerland. There is also doubt that a Swiss court would have the requisite power or authority to grant remedies sought in an original action brought in Switzerland on the basis of U.S. securities laws.

However, if a person has obtained a final and conclusive judgment rendered by a U.S. court which is enforceable in the United States and files a claim with the competent Swiss court, such final judgment by a U.S. court may be recognized in Switzerland in an action before a court of competent jurisdiction in accordance with the proceedings set forth by the Swiss Federal Act on Private International Law (Bundesgesetz über das Internationale Privatrecht) and the Swiss Civil Procedure Code (Schweizerische Zivilprozessordnung) and, in certain circumstances, the Swiss Federal Act on Debt Enforcement and Bankruptcy (Bundesgesetz über Schuldbetreibung und Konkurs). In such an action, a Swiss court generally would not reinvestigate the merits of the original matter decided by a U.S. court. The recognition and enforcement of a U.S. judgment by a Swiss court would be conditional upon a number of conditions including those set out in articles 25 et seqq. of the Swiss Federal Act on Private International Law, which include, among others:

∎	the U.S. court having had jurisdiction over the original proceedings from a Swiss law perspective;

∎	the judgment of such U.S. court being final and non-appealable under U.S. federal or state law;

∎

service of process to the defendant having been completed in accordance with the relevant legal requirements at the defendant’s domicile or permanent residence (including requirements resulting from applicable international treaties), or the defendant having unconditionally participated in the foreign proceedings;

∎	the original proceeding not having been conducted under a violation of material principles of Swiss civil proceedings law, in particular the right to be heard;

∎

the matter (Verfahren) between the same parties and on the same subject resulting in the judgment of the U.S. court not having been (i) commenced or decided by a Swiss court, provided that such Swiss matter was pending before a Swiss court prior to the U.S. court entered its proceedings or decided by a Swiss court before the decision of the U.S. court, or (ii) decided by a court in a third country, provided such third country matter was decided prior to the decision of the U.S. court and such third country matter is recognizable in Switzerland;

∎	the original proceeding does not formally or functionally qualify as an insolvency-related, administrative or criminal procedure from a Swiss law perspective; and

∎	the enforcement of the judgment by the U.S. court not being manifestly incompatible with Swiss public policy (schweizerischer Ordre public).

Moreover, a Swiss court may reduce the amount of damages granted by a U.S. court and recognize damages only to the extent that they are necessary to compensate actual losses or damages. Enforcement and recognition of judgments of U.S. courts in Switzerland are solely governed by Swiss procedural law.

Original actions against persons in Switzerland based solely upon the U.S. federal or state securities laws are governed, among other things, by the principles set forth in the Swiss Federal Act on Private International Law. This statute provides that the application of provisions of non-Swiss law by the courts in Switzerland shall be precluded if the result was incompatible with Swiss public policy. Also, mandatory provisions of Swiss law may be applicable regardless of any other law that would otherwise apply.

Swiss civil procedure differs substantially from U.S. civil procedure in a number of respects. Insofar as the production of evidence is concerned, U.S. law and the laws of several other jurisdictions based on common law provide for pre-trial discovery, a process by which parties to the proceedings may prior to trial compel the production of documents by adverse or third parties and the deposition of witnesses. Evidence obtained in this manner may be decisive in the outcome of any proceeding. No such pre-trial discovery process exists under Swiss law. Rather, Swiss civil procedure provides for the possibility for judicial pre-trial proceedings concerning the precautionary production of evidence (vorsorgliche Beweisführung) only in certain circumstances and under certain conditions. In addition, during the main proceedings, a Swiss court would decide upon the claims for which evidence is required from the parties and the related burden of proof.

Our agent for service of process in the United States is Windward Bio, Inc.

EXPENSES OF THE OFFERING

Set forth below is an itemization of the total expenses, excluding the underwriting discounts and commissions, which are expected to be incurred in connection with the sale of common shares in the offering. With the exception of the registration fee payable to the SEC, Nasdaq listing fee and the filing fee payable to FINRA, all amounts are estimates.

AMOUNT TO BE PAID
SEC registration fee	$	*
Nasdaq listing fee		*
FINRA filing fee		*
Printing expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Miscellaneous costs		*

Total	$	*

*	To be filed by amendment.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act with respect to the common shares offered in this prospectus. This prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement and the exhibits and schedules to the registration statement. Certain information is omitted and you should refer to the registration statement and its exhibits and schedules for that information. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers, like us, that file electronically with the SEC. We maintain a corporate website at www.windwardbio.com. Information contained in, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

Upon completion of this offering, we will be subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. Those reports may be inspected without charge at the locations described above. As a foreign private issuer, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

As a foreign private issuer, we are also exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. We are, however, still subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5. Since many of the disclosure obligations required of us as a foreign private issuer are different than those required of U.S. domestic reporting companies, our shareholders, potential shareholders and the investing public in general should not expect to receive information about us in the same amount, or at the same time, as information is received from, or provided by, other U.S. domestic reporting companies. We are only liable for violations of the rules and regulations of the SEC that apply to us as a foreign private issuer.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm (PCAOB ID: 1460)	F-2
Consolidated Statement of Profit or Loss and Other Comprehensive Loss for the Year Ended December 31, 2025 and for the Period from July 5, 2024 to December 31, 2024	F-3
Consolidated Statement of Financial Position as at December 31, 2025, December 31, 2024 and July 5, 2024	F-4
Consolidated Statement of Changes in Equity for the Year Ended December 31, 2025 and for the Period from July 5, 2024 to December 31, 2024	F-5
Consolidated Statements of Cash Flows for the Year Ended December 31, 2025 and for the Period from July 5, 2024 to December 31, 2024	F-6
Notes to Consolidated Financial Statements	F-7

INDEX TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Consolidated Interim Statement of Profit or Loss and Other Comprehensive Loss	F-33
Consolidated Interim Statement of Financial Position	F-34
Consolidated Statement of Changes in Equity	F-35
Consolidated Statement of Cash Flows	F-36
Notes to the Condensed Consolidated Interim Financial Statements	F-37

To the Shareholders and the Board of Directors of Windward Bio Group AG

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Windward Bio Group AG (the Company) as of December 31, 2025, December 31, 2024, and July 5, 2024, the related consolidated statements of profit or loss and other comprehensive loss, changes in equity and cash flows for the period ended December 31, 2025 and the period from July 5, 2024 to December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025, December 31, 2024, and July 5, 2024, and the results of its operations and its cash flows for the periods then ended, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management and the Board of Directors. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young AG

We have served as the Company’s auditor since 2025.

Basel, Switzerland

July 24, 2026

Consolidated Statement of Profit or Loss and Other Comprehensive Loss

(In thousands of USD, except per share data)

	NOTES	FOR THE YEAR ENDED DECEMBER 31, 2025	FOR THE PERIOD FROM JULY 5, 2024, TO DECEMBER 31, 2024
CONSOLIDATED STATEMENT OF PROFIT OR LOSS
Research and development expenses	9	(32,592)	(84)
General and administrative expenses	9	(19,237)	(1,104)

Operating loss		(51,829)	(1,188)
Financial income	18	3,593	—
Financial expense	18	(5)	—
Foreign exchange differences, net		(34)	—

Loss before income taxes		(48,275)	(1,188)
Income taxes	19	(48)	—

Net loss		(48,323)	(1,188)
Other comprehensive income or loss, net of income tax
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of net pension liabilities		(1,124)	—

Total other comprehensive loss, net of income tax		(1,124)	—

Total comprehensive loss		(49,447)	(1,188)
LOSS PER SHARE	22
Basic and diluted loss per share (in USD)		(7.44)	(0.12)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Financial Position

(In thousands of USD)

		AS OF
	NOTES	DECEMBER 31, 2025	DECEMBER 31, 2024	JULY 5, 2024
ASSETS
CURRENT ASSETS
Cash and cash equivalents	8	19,758	147	111
Current financial assets	8	87,644	—	—
Prepaid expenses	13	2,161	36	—
Other current assets	14	580	—	—

Total current assets		110,143	183	111

NON-CURRENT ASSETS
Property, plant and equipment	12	469	—	—
Intangible assets	7	75,000
Right-of-use assets	11	891	—	—
Non-current financial assets	8	32,794	—	—

Total non-current assets		109,154	—	—

Total assets		219,297	183	111

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade payables	15	3,234	2	—
Other payables	7	15,000	—	—
Accrued expenses	16	7,009	1,148	—
Current lease liabilities	11	121	—	—
Other current liabilities	8	186	110	—

Total current liabilities		25,550	1,260	—

NON-CURRENT LIABILITIES
Net pension liabilities	17	1,227	—	—
Non-current lease liabilities	11	185	—	—

Total non-current liabilities		1,412	—	—

Total liabilities		26,962	1,260	—

EQUITY
Share capital	6	555	111	111
Treasury shares		(1)	—	—
Reserves		242,416	—	—
Accumulated losses		(50,635)	(1,188)	—

Total equity		192,335	(1,077)	111

Total equity and liabilities		219,297	183	111

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Changes in Equity

(In thousands of USD)

	SHARE CAPITAL	TREASURY SHARES	RESERVES	ACCUMULATED LOSSES	TOTAL
Balances as of July 5, 2024	111	—	—	—	111

Net loss	—	—	—	(1,188)	(1,188)

Other comprehensive loss	—	—	—	—	—

Total comprehensive loss	—	—	—	(1,188)	(1,188)

Balance as of December 31, 2024	111	—	—	(1,188)	(1,077)

Net loss	—	—	—	(48,323)	(48,323)

Other comprehensive loss	—	—	—	(1,124)	(1,124)

Total comprehensive loss	—	—	—	(49,447)	(49,447)

Share capital increase (Note 6)	407	—	199,618	—	200,025
Share-based payments (Note 10)	—	—	9,931	—	9,931
Issuance of share capital upon asset acquisition (Note 7)	37	—	19,963	—	20,000
Reserve for shares to be issued (Note 7, 21)	—	—	15,124	—	15,124
Purchase of treasury shares	—	(1)	—	—	(1)
Transaction costs due to capital increase	—	—	(2,220)	—	(2,220)

Balance as of December 31, 2025	555	(1)	242,416	(50,635)	192,335

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Cash Flows

(In thousands of USD)

	NOTES	DECEMBER 31, 2025	FOR THE PERIOD FROM JULY 5, 2024 TO DECEMBER 31, 2024
Net loss		(48,323)	(1,188)
Adjustments for:
Financial income	18	(3,593)	—
Financial expense	18	5	—
Depreciation and amortization expenses	11, 12	256	—
Share-based payments	10	9,931	—
Group’s pension expense	17	103	—
Net foreign exchange differences		(69)	—
Changes in working capital:
–(Increase)/Decrease in prepaid expenses		(2,125)	(36)
–(Increase)/Decrease in other current assets		(581)	—
–Increase/(Decrease) in trade payables		3,228	2
–Increase/(Decrease) in accrued expenses		5,890	1,148
–Increase/(Decrease) in other current liabilities		186	—
Interest received		1,835	—
Interest paid		(5)	—

Cash flow used in operating activities		(33,262)	(74)

Purchase of property, plant and equipment	12	(523)	—
Purchase of financial assets		(194,228)	—
Proceeds from financial assets		75,736	—
Payments for security deposits		(177)	—
Acquisition of intangible assets	7	(25,000)	—
Acquisition of control of subsidiaries or other businesses	1	14	110

Cash flow used in investing activities		(144,178)	110

Proceeds from issuance of shares	6	200,025	—
Transaction costs due to capital increase		(2,220)	—
Purchase of treasury shares		(1)	—
Lease principal payments	11	(836)	—

Cash flow provided by financing activities		196,968	—

Net increase in cash and cash equivalents		19,528	36
Cash and cash equivalents at beginning of the year	8	147	111
Net effect of exchange rate changes on cash and cash equivalents		83	—

Cash and cash equivalents at end of the year	8	19,758	147

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

1. Organization and business

Windward Bio Group AG (the “Company”) is a Swiss stock corporation whose registered office is at Aeschenplatz 6, 4052 Basel, Switzerland. The Company was incorporated on July 5, 2024, in Switzerland. It is subject to provisions of the articles of association and to article 620 et seq. of the Swiss Code of Obligations, which describes the legal requirements for corporations (“Aktiengesellschaften”).

The Company has two wholly owned subsidiaries (directly or indirectly) (the “Subsidiaries”), Windward Bio AG and Windward Bio Inc (collectively “Windward Bio” or the “Group”). The Group also controls LE2025 Therapeutics AG (“LE2025”) through contractual arrangements. The Company is the ultimate parent of Windward Bio. Windward Bio is a clinical-stage biotechnology company with deep discovery, development, and commercialization expertise, committed to transforming the treatment of people living with advanced immunological conditions. Its lead program is WIN378, a potentially novel, long-acting, anti-TSLP monoclonal antibody. The pipeline also includes WIN027, a clinical-stage, long-acting anti-TSLPxIL-13 bi-specific, which has broad therapeutic application across immunological diseases.

Since Windward Bio’s inception, the Group has focused substantially all of its efforts and financial resources on raising capital, building its intellectual property portfolio, undertaking nonclinical studies and clinical trials and related general and administrative tasks to support these activities. Windward Bio has not generated any product revenue to date and is subject to a number of risks similar to those of other early stage companies, including dependence on key individuals, regulatory approval of product candidates, uncertainty of market acceptance of products (if approved), competition from substitute products and larger companies, compliance with government regulations, protection of proprietary technology, dependence on third parties, product liability and the need to obtain adequate additional financing to fund the development of its product candidates.

Significant events in the periods presented

The financial position and performance of Windward Bio was particularly affected by the following events and transactions during the year ended December 31, 2025 and period from July 5, 2024 to December 31, 2024. The parties in the License and Collaboration Agreements below are individually defined as a “Licensor” and collectively as “Licensors”:

∎

On December 31, 2024, Windward Bio entered into a License and Collaboration Agreement with Sichuan Kelun-Biotech Biopharmaceutical Co. Ltd. (“Kelun”) and Harbour Biomed (Shanghai) Co. Ltd. (“HBM”), with the agreement becoming effective on January 30, 2025. As part of the agreement, Windward Bio receives, in exchange for certain consideration, a license (“WIN378 License”) to certain antibodies targeting thymic stromal lymphopoietin (“TSLP”) to be used in developing products for use in the treatment of conditions such as asthma. In order to acquire the WIN378 License, Windward Bio has made upfront payments of cash and equity interests in the Company to the Licensors. In addition, Windward Bio may be required to make additional payments to the Licensors that are contingent on the occurrence or non-occurrence of future events. These events include certain development-related and sales-related milestones. Windward Bio may also be required to pay sales royalties to the Licensors. Additional details are included in Note 7.

∎

On January 10, 2025, Windward Bio launched a $200.0 million Series A financing round that is paid in two tranches. OrbiMed, Novo Holdings, and Blue Owl Healthcare Opportunities led the financing, with co-investment from SR One, Omega Funds, RTW Investments, Qiming Venture Partners, Quan Capital, and Pivotal bioVenture Partners.

∎

On January 23, 2025, the first tranche ($75.0 million) was completed by issuing 11,961,724 Series A Preferred Shares and 1,212,120 common shares at a price of $6.27 and $0.01 per share, respectively, paid out directly at the time of completion.

∎

On July 11, 2025, the second tranche ($125.0 million) was completed by issuing 19,936,203 Series A Preferred Shares at a price of $6.27 per share paid out directly at the time of completion of the second tranche.

∎	LE2025 was incorporated by certain of the founders of Windward Bio in 2025. On December 19, 2025, the following events occurred;

∎

The Company entered into a contribution agreement with the founding shareholders of LE2025, pursuant to which the shareholders of LE2025 will contribute all of their shares in LE2025 to the Company by way of a contribution in kind and the Company will, in consideration therefor, issue common shares of the Company no later than March 31, 2026.

∎

LE2025 and, with respect to certain provisions only, the Company entered into a License and Collaboration Agreement with Qyuns Therapeutics Co., Ltd (“Qyuns”), with the agreement becoming effective on that same day. As part of the agreement, LE2025 received, in exchange for certain consideration, a license (the “Qyuns License”), a clinical-stage, long-acting anti-TSLPxIL-13 bispecific, with broad therapeutic application across immunological diseases. In order to acquire the Qyuns License, LE2025 must make upfront payments of cash and equity interests of the Company to Qyuns or its affiliates (the “Qyuns Upfront Payment”). As part of the agreement, the Company guarantees LE2025’s performance of all payment and indemnifications obligations under this agreement.

∎	The Company entered into the following additional contractual arrangements with LE2025:

∎

A revolving loan facility, where LE2025 can borrow from the Company, up to $30.0 million in order to pay the cash portion of the Qyuns Upfront Payment and to fund LE2025’s operational needs for a specified period.

∎	An option agreement, where the Company grants options to LE2025 for LE2025 to be able to acquire the equity interests of the Company necessary to pay the equity portion of the Qyuns Upfront Payment.

∎

As of December 19, 2025 and continuing as of December 31, 2025, the Company controls and consolidates LE2025 as a structured entity in these consolidated financial statements, recognizing LE2025’s net assets (primarily, the Qyuns License) as of December 31, 2025 and the results of LE2025 of the period from December 19, 2025 to December 31, 2025. For information on events occurring after December 31, 2025 related to these transactions, refer to Note 24.

2. Basis of preparation

These consolidated financial statements are the first consolidated financial statements prepared in accordance with IFRS Accounting Standards, as issued by the International Accounting Standards Board (“IFRS”). The consolidated financial statements have been prepared on a historical cost basis and are presented in United States dollars (“USD” or “$”). All amounts disclosed in the financial statements and notes have been rounded to the nearest thousand unless otherwise stated. The consolidated financial statements were approved and authorized for issue by our board of directors on July 24, 2026.

First time adoption of IFRS

The Group adopted IFRS 1, “First time adoption of International Financial Reporting Standards” (“IFRS 1”) as of July 5, 2024 (at the Company’s inception), the date of first-time application of IFRS. IFRS 1 allows first-time adopters certain exemptions from the retrospective application of certain requirements under IFRS. None of the exemptions have been applied because they were not significant at the date of first-time application.

In preparing these consolidated financial statements, the Company’s opening statement of financial position was prepared as of July 5, 2024, the Company’s date of first-time application of IFRS. As the Group has not previously prepared consolidated financial statements, no reconciliations to any previous generally accepted accounting principles (“GAAP”) are presented.

The IFRS in force as of December 31, 2025, have been applied to all the periods presented in these consolidated financial statements.

3. Critical judgements and accounting estimates

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income, expenses and related disclosures. The areas where estimates and assumptions have the most significant effect on the amounts recognized in the consolidated financial statements are outlined below:

∎	In-process research and development assets (further detail in Note 7)

∎	Equity-settled share-based compensation (further detail in Note 10)

∎	Clinical development accruals (further detail in Note 5.8)

∎	Going concern (further detail in Note 5.2)

∎	Consolidation of structured entities (further detail in Note 5.1)

Actual results may differ from estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

4. Application of new and revised IFRS Accounting Standards

Standards and Interpretations issued but not yet effective

In April 2024, IFRS 18, “Presentation and Disclosure in Financial Statements” was issued by the IASB to achieve comparability of the financial performance of similar entities. The new standard on presentation and disclosure in the financial statements will change the structure of the statement of profit or loss, including requiring entities to present “operating profit or loss,” “profit or loss” and “profit or loss before financing and income taxes.” It will also require disclosures for certain profit or loss performance measures that are reported outside of the financial statements (i.e., management-defined performance measures), and will enhance principles on aggregation and disaggregation within the notes to the financial statements.

This new standard will be effective for annual and interim reporting periods beginning on January 1, 2027, and will require retrospective application. The Group is currently evaluating the new standard to determine how it will impact the presentation and disclosure in its financial statements.

There are no other new accounting standards and interpretations not yet adopted by the Group for December 31, 2025, reporting period that are expected to materially impact the Group.

5. Summary of material accounting policies

Principles of consolidation

The Group’s financial information for all periods presented in these consolidated financial statements is prepared on a consolidated basis. The Company consolidates the assets, liabilities, income and expenses and cash flows of the entities which the Company controls. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investees (including structured entities) or has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if it has:

∎	Power over the investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee),

∎	Exposure, or rights, to variable returns from its involvements with the investee, and

∎	The ability to use its power over the investee to affect its returns.

Generally, there is a presumption that a majority of voting rights results in control. Judgement is applied to determine when the Company controls an investment even if the Company holds less than a majority or none of the investee’s voting rights. A structured entity is an entity designed so that voting or similar rights are not the dominant factor in deciding who controls the entity. All relevant facts and circumstances are considered when assessing control of such structured entity, including the purpose and design of the investee, the contractual arrangements with the investee and the rights arising from those arrangements. As noted above, Windward Bio has several contractual arrangements with LE2025 and judgement was used to determine if Windward Bio controls LE2025 as a result of the arrangements.

Given that the Company will acquire all voting rights in LE2025 by March 31, 2026 at the latest, the Company committed to provide nearly all of LE2025’s financing and to guarantee its performance of payment and indemnification obligations under the Qyuns License. The Company therefore concluded that it has control of LE2025 even though the Company does not hold any of the voting rights as of December 31, 2025. Control was obtained on December 19, 2025, and control was maintained through December 31, 2025.

The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the elements of control. Consolidation of a subsidiary begins when Windward Bio obtains control over the entity and ceases when the Company loses control of the entity. Assets, liabilities, income and expenses and cash flows of an entity are included in the consolidated financial statements from the date Windward Bio gains control until the date the Company ceases to control the entity.

Going concern

Windward Bio has limited operating history, has experienced net losses and has used significant cash in operating activities since the inception of the Company. For the year ended December 31, 2025, the Group had a net loss of $48.3 million (for the period ended December 31, 2024: $1.2 million) and net cash used in operating activities of $33.3 million (for the period ended December 31, 2024: $0.1 million). Management expects Windward Bio to continue to incur net losses and have significant cash outflows for at least the next 12 months. These consolidated financial statements have been prepared assuming the Group will continue as a going concern. The basis of accounting contemplates the recovery of assets and satisfaction of liabilities in the normal course of business.

The board of directors (the “Board”) of the Company is of the opinion that the cash, cash equivalents and marketable securities as of December 31, 2025 of $140.0 million (December 31, 2024: $0.1 million) is sufficient to continue operating through the next 12 months from the year end of 2025 and meet the Group’s ongoing operating requirements, recurring expenses and required capital expenditures as they arise. Additionally, Windward Bio has the ability to make operating decisions to prioritize certain activities and the related expenses in order to further extend its cash runway.

Current versus non-current classification

The Group presents assets and liabilities in the statement of financial position based on current and non-current classification.

Fair value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

∎	In the principal market for the asset or liability, or

∎	In the absence of a principal market, in the most advantageous market for the asset or liability

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data is available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described below, based on the lower level of input that is significant to the fair value measurement as a whole:

∎	Level 1—Quotes (unadjusted) market prices in active markets for identical assets or liabilities

∎	Level 2—Valuation techniques for which the lowest level of input that is significant to the fair value measurement is directly or indirectly observable

∎	Level 3—Valuation techniques for which the lowest level of input that is significant to the fair value measurement is unobservable.

The fair values of the financial assets and liabilities at each reporting date are not materially different from their reported carrying values unless specifically mentioned in the notes to the consolidated financial statements.

Foreign currency

Items included in the financial statements of each of Windward Bio’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements are presented in United States dollar (“USD” or “$”), which is the functional and presentation currency of the Company.

Foreign currency transactions are translated into the functional currency using the exchange rate prevailing at the date the transaction first qualifies for recognition. Monetary assets and liabilities denominated in a foreign currency are translated at the functional currency spot rates at the reporting date. Foreign exchange gains and losses resulting from the settlement or translation of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of profit or loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transaction.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, money market funds, deposits held at call with banks and other short-term, highly liquid investments with original maturities of three months or less.

Share capital, including Series A Preferred Shares and Series A Junior Preferred Shares

The Company’s common shares, Series A Preferred Shares and Series A Junior Preferred Shares are classified as equity.

Equity instruments are instruments that evidence a residual interest in the assets of an entity after deducting that entity’s liabilities.

Research and development

Research expenses are expensed as incurred as the expenses do not meet the criteria for capitalization. Development expenses are assessed against the following criteria:

∎	The technical feasibility of completing the intangible asset so that the asset will be available for use or sale

∎	Its intention to complete and its ability and intention to use or sell the asset

∎	How the assets will generate future economic benefits

∎	The availability of resources to complete the assets, and

∎	The ability to measure reliably the expenditure during development.

For external research and development contracts, expenses include those associated with contract research organizations (“CROs”) and contract development manufacturing organizations (“CDMOs”). Windward Bio accrues the cost of services based on an estimate of the “stage of completion” for such contracted services. Windward Bio maintains regular communication with vendors to gauge the reasonableness of these estimates and the recognized accruals or prepayments as of the date of the statement of financial position, based on facts and circumstances known at the time.

Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. Following initial recognition, intangible assets are recognized at cost less accumulated amortization and accumulated impairment losses.

The useful lives of intangible assets can be either finite or indefinite. Intangible assets with finite lives are amortized over the useful economic life and are assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset are reviewed at least at each reporting period end. Changes in the expected useful life or expected pattern of consumption of future economic benefits provided by the assets are considered to modify the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense of intangible assets with finite useful lives is recognized in the statement of profit or loss. Intangible assets with indefinite lives are not amortized but are assessed at least annually for impairment.

In process research and development (“IPR&D”) acquired as part of a business combination or asset acquisition is not amortized upon acquisition, or during the development period, as the asset cannot be used in its current form and will only be amortized when the asset is available for use. IPR&D is measured at cost less any impairment losses. The Group does not consider IPR&D available for use until regulatory approval is obtained in the relevant market. At the point in time when regulatory approval is achieved, the Group will identify the useful life of the asset, reclassify it from IPR&D and begin to amortize the asset.

Subsequent payments made to third parties to acquire IPR&D are capitalized if the payments meet the definition of an intangible asset. Management reviews the substance of each of these payments to determine whether the payment will be capitalized or expensed. Generally, payments made for a verifiable outcome or upon the receipt of regulatory or marketing approval will be capitalized as part of the IPR&D.

The IPR&D asset is subject to impairment testing at least annually or when there are indications that the carrying value may not be recoverable upon the completion of the development process. The determination of the recoverable amount includes key estimates which are highly sensitive to, and dependent upon, key assumptions.

Any impairment losses are recognized immediately in the statement of profit or loss. If the associated project is abandoned, the related IPR&D will be written off and expensed in the relevant period.

As part of an asset acquisition where Windward Bio obtains an intangible asset, the Group may be required to make contingent or variable payments. Any such payments will be accounted for using the cost accumulation approach. Under this approach, variable or contingent payments are not included in the carrying amount of the assets acquired at the acquisition date. Additionally, no liability is recognized for such consideration at the acquisition date as there is significant uncertainty around if and when any contingent payments will be recognized and paid. Any liability for variable or contingent payments is recognized when made, as that is when the payment amount become known.

Asset acquisitions

Acquisitions of assets or groups or assets are accounted as such when substantially all of the fair value of the gross assets acquired is concentrated in a single asset or group of assets or when the definition of a business is not met. If Windward Bio acquires an asset or a group of assets that do not constitute a business and accounts for the transaction as an asset acquisition, the individual assets acquired (including intangible assets), and liabilities assumed are recognized. The cost of the acquisition is allocated to each of the identifiable assets and liabilities based on their relative fair value on the transaction date. An asset acquisition does not result in the recognition of goodwill. In the asset acquisitions, the Group has made accounting policy choices related to accounting for contingent consideration, as described above.

Financial assets

Financial assets are initially recognized on the date Windward Bio becomes party to the contractual provisions of the instrument. Financial assets are initially measured at fair value. For purposes of subsequent measurement, the financial assets are classified as measured at amortized cost, fair value through other comprehensive income (“FVOCI”) or fair value through profit or loss (“FVTPL”). The classification is determined based on both Windward Bio’s business model for managing the financial asset and the contractual cash flow characteristics of the financial asset.

A financial asset that meets the following conditions is classified as measured at amortized cost:

∎	The financial asset is managed solely to collect contractual cash flow; and

∎	The financial assets’ contractual terms give rise to cash flows that are solely payments of principal and interests on the principal amount outstanding on specific dates.

A financial asset that meets the following conditions is classified as measured at fair value through other comprehensive income:

∎	The contractual terms of the financial asset give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding on specified dates; and

∎	The business model for managing the financial asset comprises both contractual cash flows collection and the sale of the financial asset.

All financial assets that, based on the above conditions, are not measured at amortized cost or FVOCI will be measured at FVTPL.

Windward Bio classifies its cash balance and other receivables as financial assets measured at amortized cost. These assets are measured using the effective interest method and are presented net of any impairment losses recognized. Windward Bio classifies its investments in fixed income as financial assets measured at FVTPL.

Impairment of non-financial assets

An impairment loss is recognized for the amount by which an asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). Any assets for which an impairment has been recognized are reviewed for possible reversal of impairment at the end of each reporting period.

Financial liabilities

Windward Bio’s financial liabilities consist of trade and other payables, which are recognized initially at fair value. These balances are then subsequently measured at amortized cost using the effective interest rate method, with interest expense recognized on an effective yield basis. The liabilities are derecognized only when the Company’s obligations are discharged, cancelled or when the obligations expire.

Equity-settled share-based compensation

Windward Bio offers equity instruments plans, in which existing and future employees can participate in the equity of Windward Bio through the issuance of restricted shares, share options, and restricted share units. These equity-settled share-based payments are available to employees, board members, executive officers and certain external consultants providing services similar to those rendered by employees. In addition, Windward Bio entered into founder share repurchase agreements with its founding shareholders, which govern the terms and conditions of a repurchase option with respect to certain founder shares. These share-based payments are measured at the fair value of the equity instruments at the grant date.

Equity-settled share-based payments are measured at grant date fair value and that cost is recognized over the period in which the service, and, where applicable, any other vesting conditions are fulfilled (the vesting period) based on the Company’s estimate of equity instruments that will eventually vest. The Company’s estimate of the number of awards that will vest is revised at each reporting date. The change in estimate is recorded as expense (or credit) in the statement of profit or loss, with a corresponding adjustment to equity. Key considerations impacting the fair value of the common shares include the underlying equity value of Windward Bio, as determined using a discounted cash flow approach and the dividend yield and liquidation preferences of the common shares to the preferred shares.

The fair value of share options will be determined using the Black-Scholes model. Key inputs to this model include grant date, expected term of the options, expected volatility, risk free rate, underlying common share price and exercise price. The fair value of other awards offered by Windward Bio is determined using an estimated market value approach.

In order to determine its forfeiture rates, Windward Bio estimates the number of employees that are expected to remain with the Company, using information like actual employee turnover in a period and analyzing the nature of employees who’ve departed in a period to estimate future turnover.

The share-based compensation expense is recognized within research and development or general and administrative expenses depending on the nature of the services provided by the equity holder, with a corresponding increase in equity (accumulated losses).

Leases

Leases are recognized as a right-of-use asset and a corresponding lease liability at the date at which the leased asset is available for use for Windward Bio unless the lease qualifies for one of the following exclusions. Windward Bio has elected not to recognize a right-of-use asset and corresponding lease liability for short-term leases (leases with an initial term of less than 12 months) and leases of low-value assets. Payments made related to these leases are expensed as incurred in the statement of profit or loss.

On the lease commencement date, the lease liability includes all future lease payments, with the payments discounted at the interest rate implicit in the lease. If such rate cannot be readily determined, Windward Bio’s incremental borrowing rate is used. After the lease commencement date, Windward Bio measures the lease liability using the effective interest rate method.

On the commencement date, the right-of-use asset is recognized in an amount equal to the lease liability plus lease payments already made on or before the commencement date and initial direct costs incurred. The right-of-use asset is measured at cost and is amortized over the shorter of the useful life of the underlying asset or the lease term.

To determine the lease term, Windward Bio considers all facts and circumstances that create an economic incentive to exercise an extension option or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated).

Property, plant and equipment

Property, plant and equipment is recognized at historical acquisition cost, less accumulated depreciation and any accumulated impairment losses. Historical costs include expenditures that are directly attributable to the asset’s acquisition. Depreciation is calculated using the straight-line method over the asset’s estimated useful life.

The useful lives for each primary category of property, plant and equipment are:

USEFUL LIFE (YEARS)
Furniture	3
Hardware	4
Equipment	3

Net pension liabilities

The defined benefit obligation is calculated using the projected unit credit method and actuarial calculations. Plan assets are recognized at fair value. The retirement benefit obligation is calculated based on various financial and actuarial assumptions. The key assumptions for assessing these obligations are the discount rate, interest credit rate, mortality rate, future salary and pension increases, average retirement age and life expectancy at regular retirement age. Additional information is included in Note 15 of these consolidated financial statements.

Income taxes

Income tax expense for the period is comprised of current and deferred tax. Income tax is recognized through profit or loss, except to the extent that it relates to items recognized in other comprehensive income (“OCI”) or directly in equity. In this case, the income tax is also recognized in OCI or directly in equity, as applicable.

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, no deferred tax assets or liabilities are recognized in a transaction that is not a business combination and at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the date of the statement of financial position and are expected to apply when the related deferred tax asset is realized, or the deferred tax liability is settled.

Deferred income tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. For entities which have existing taxable temporary differences, the Group has recognized a deferred tax asset up to the amount of the respective deferred tax liability, when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority.

Basic and diluted earnings (loss) per share

Windward Bio presents basic earnings (loss) per share for each period in the consolidated financial statements. Basic earnings (loss) per share is calculated by dividing the loss attributable to common shareholders by the weighted average number of common shares outstanding as of December 31, 2025, and 2024 and as of July 5, 2024.

Diluted earnings (loss) per share reflect the potential dilution that could occur if dilutive securities such as share options or non-vested restricted shares (conditional on continued employment or the occurrence of certain events) were vested or exercised into common shares or resulted in the issuance of common shares that would participate in earnings or losses. The preferred shares contain certain mandatory and optional conversion options that require or allow preferred shares to be converted into common shares of the Company. Anti-dilutive shares are excluded from the dilutive earnings per share calculation.

6. Share capital

	NUMBER OF ISSUED AND OUTSTANDING SHARES
	COMMON SHARES	TREASURY SHARES	SERIES A PREFERRED SHARES	SERIES A JUNIOR PREFERRED SHARES	NOMINAL VALUE OF SHARES
Balance as of July 5, 2024	10,000,000	—	—	—	CHF 0.01

Balance as of December 31, 2024	10,000,000	—	—	—

Balance as of January 1, 2025	10,000,000	—	—	—
Issuance of common shares	2,047,227	—	—	—	CHF 0.01
Issuance of preferred shares	—	—	31,897,927	—	CHF 0.01
Issuance of junior preferred shares	—	—	—	3,189,794	CHF 0.01
Purchase of treasury shares	—	95,693	—	—	CHF 0.01

Balance as of December 31, 2025	12,047,227	95,693	31,897,927	3,189,794

The Company has issued Series A Preferred Shares to certain unrelated investors as part of its Series A financing transaction. Additionally, the Company has issued Series A Junior Preferred Shares (together with Series A Junior Preferred Shares, “Preferred Shares”) as partial consideration for the acquisition of the WIN378 License completed in 2025.

The Series A Preferred Shares and Series A Junior Preferred Shares have optional conversion rights and certain mandatory conversion provisions. Upon the completion of an initial public offering (“IPO”) by the Company, both share types will mandatorily convert into common shares at a conversion ratio of 1:1.

The Series A Preferred Shares and Series A Junior Preferred Shares carry non-cumulative preferred dividend rights if the Company declares a dividend in a given period (non-mandatory dividends (fixed or cumulative)). The Series A Preferred Shares have preference in the event of a liquidation event when compared to both the Series A Junior Preferred Shares and the common shares. The Series A Junior Preferred Shares have preference in the event of a liquidation event when compared to the common shares.

These instruments are classified as equity instruments.

6.1 Issued share capital

Since inception on July 5, 2024, the Company issued share capital increased as follows:

∎

July 5, 2024: Incorporation of the Company, resulting in the issuance of 10,000,000 common shares with a nominal value of $0.01 (CHF 0.01) per share, resulting in an increase in share capital of $111 thousand.

∎

January 23, 2025: Issuance of 11,961,724 Series A Preferred Shares with a nominal value of $0.01 (CHF 0.01) per share, resulting in an increase in share capital of $0.1 million. Issuance of 1,212,120 common shares with a nominal value of $0.01 (CHF 0.01) per share, resulting in an increase in share capital of $13 thousand.

∎	January 30, 2025: Issuance of 1,594,897 Series A Junior Preferred Shares with a nominal value of $0.01 (CHF 0.01) per share, resulting in an increase in share capital of $18 thousand.

∎	May 19, 2025: Issuance of 1,594,897 Series A Junior Preferred Shares with a nominal value of $0.01 (CHF 0.01) per share, resulting in an increase in share capital of $19 thousand.

∎	July 11, 2025: Issuance of 19,936,203 Series A Preferred Shares with a nominal value of $0.01 (CHF 0.01) per share, resulting in an increase in share capital of $250 thousand.

∎	July 22, 2025: Issuance of 930,800 common shares with a nominal value of $0.01 (CHF 0.01) per share, resulting in an increase in share capital of $12 thousand.

As of December 31, 2025, the issued share capital amounted to $0.6 million, consisting of 12,142,920 common shares, 3,189,794 Series A Junior Preferred Shares and 31,897,927 Series A Preferred Shares (fully paid registered shares with a nominal value of $0.01 (CHF 0.01) per share). All shares have the same voting rights.

Founder Shares

On December 9, 2024, additional founding shareholders entered into a series of Founder Share Purchase Agreements (“FSPAs”) to acquire common shares of the Company from the Founder.

On January 23, 2025, each founding shareholder entered into a restricted share purchase agreement (“RSPA”) which defines certain groups of instruments that are restricted, including being subject to time-based vesting conditions, transfer restrictions and repurchase rights as well as certain groups of instruments that are unrestricted or performance based.

Preferred Shares—Series A Preferred Shares and Series A Junior Preferred Shares

The Series A Preferred Shares carry non-cumulative preferred dividend rights corresponding to 8% per year on the invested amount, if the Company resolves to pay a divided. The Preferred Shares also have liquidation rights upon the occurrence of a qualifying liquidation event, such as an acquisition of Windward Bio. The main difference between the Series A Preferred Shares and the Series A Junior Preferred Shares is that the Series A Junior Preferred Shares are subordinate to the Series A Preferred Shares, in respect to the liquidation preference.

6.2 Capital band

Under Swiss law, the general meeting may resolve to introduce a capital band, within the lower and upper limit of which the Company’s share capital may be increased and/or decreased by its board of directors.

As of December 31, 2025, the Company’s capital band pursuant to article 4b of its articles of association allowed for an increase of its share capital up to an amount of $0.8 million (CHF 0.7 million), authorizing its board of directors to issue up to 1,669,200 common shares and 19,752,472 Series A Preferred Shares until July 11, 2030, or until an earlier expiry of the capital band.

No capital band was in place as of December 31, 2024.

6.3 Conditional share capital

Under Swiss law, the general meeting may resolve a conditional capital increase by stipulating in the articles of association that employees or other beneficiaries will be granted rights to subscribe to new shares (conversion or option rights). The share capital automatically increases whenever and to the extent such conversion or option rights are exercised, and the contribution obligations are discharged by set-off or payment.

As of December 31, 2025, the Company’s conditional share pursuant to article 4c of its articles of association (conditional capital for participation programs) capital was $37 thousand (CHF 29 thousand), consisting of 2,933,859 common shares with a par value of $0.01 (CHF 0.01) per share.

As of December 31, 2025, the Company’s conditional share pursuant to article 4d of its articles of association (conditional capital for licensors) was $0.0 (CHF 0.0) million due to the exercise of options by Windward Bio AG for 1,594,897 Series A Junior Preferred Shares and subsequent issuance of 1,594,897 Series A Junior Preferred Shares to Windward Bio AG.

As of December 31, 2024 and as of July 5, 2024, no conditional share capital exists. The conditional share capital was introduced on January 23, 2025.

7. Intangible assets (including IPR&D)

As described in Note 1, Windward Bio entered into a license with Kelun and HBM, effective on January 30, 2025. Windward Bio received, in exchange for certain consideration, the WIN378 License.

In order to acquire the WIN378 License, Windward Bio made upfront payments of cash of $10.0 million each and equity interests of $10.0 million each in the Company to the Licensors in the amount of $40.0 million. Windward Bio may be required to make additional payments to the Licensors that are contingent on the occurrence or non-occurrence of future events. These events include for the main compound, certain development-related milestones of up to $330.0 million and sales-related milestones of up to $600.0 million, as well as low-single digit to low-double digit tiered royalties (a spread of not more than five percentage points) to the Licensors.

Additionally, on September 25, 2025, Windward Bio achieved the first development milestone associated with the WIN378 License that required a payment to the Licensors of $5.0 million. The payment was capitalized to IPR&D as the payment met the requirements of IAS 38 for capitalization.

Additionally, as noted above, LE2025 (a consolidated structured entity) entered into the Qyuns License with Qyuns, effective on December 19, 2025. LE2025 received, in exchange for certain consideration, the Qyuns License. The consideration paid for the Qyuns License totals $30.0 million, which will be paid partially in cash and partially in equity interests of the Company. No portion of this upfront payment was made as of December 31, 2025. A payable to Qyuns for the $15.0 million cash portion of the upfront payment has been recognized by the Group in the statement of financial position as of December 31, 2025. Additionally, in accordance with the option agreement referenced in Note 1, Windward Bio recognized $15.0 million in equity interest.

Additional payments to Qyuns may be required, contingent on the occurrence or non-occurrence of future events. These events include certain development-related milestones of up to $100.0 million and sales-related milestones of up to $570.0 million as well as mid-single digit to high-single digit tiered royalties to Qyuns.

As of December 31, 2025, the assets are not yet ready for use as neither of the assets have obtained regulatory approval in any markets. The carrying amount and net book value are detailed below:

IN THOUSANDS OF USD	IPR&D
Balance as of December 31, 2024	—

Additions	75,000
Accumulated amortization	—
Accumulated impairment	—

Balance as of December 31, 2025	75,000

As part of annual impairment testing, the fair value of the IPR&D was measured using Level 3 inputs as described in Note 5. The valuation is considered to be Level 3 in the fair value hierarchy due to unobservable inputs used in the valuation.

As of December 31, 2025, the recoverable amount of the WIN378 License was calculated using cash flow projections based on the business plan approved by management for a sixteen year period (the period the Company has exclusive rights to the WIN378 License). These significant assumptions are forward-looking and could be affected by future economic and market conditions. Management’s approach to determine the values assigned to each assumption is based on internal proprietary data and/or market data, where available. The significant assumptions used in the valuation model in accordance with the income approach to estimate the recoverable amount of the WIN378 License are outlined here:

∎	Anticipated market share and pricing

∎	Expected patent life and market exclusivity periods

∎	Anticipated research and development costs

∎	Probability of success

∎	Discount rate used to discount future cash flows

The Company uses a discount rate of 13.5%, based on the weighted average cost of capital for the Group over the period. As of December 31, 2025, the recoverable amount of the WIN378 License exceeded the carrying value.

8. Financial instruments

Capital management

Windward Bio’s objectives when managing capital (equity, including the Preferred Shares) are to safeguard the Company’s ability to continue as a going concern to provide returns for shareholders. From time to time, the Company may take measures or propose capital increase at the general meeting of shareholders to ensure the necessary capital remains intact.

Categories of financial instruments

As of December 31, 2025, Windward Bio recognizes financial assets at both amortized cost and at FVTPL.

IN USD THOUSANDS	FINANCIAL ASSETS AT FVTPL	FINANCIAL ASSETS AT AMORTIZED COST	FINANCIAL LIABILITIES AT AMORTIZED COST	TOTAL
As of July 5, 2024
Cash and cash equivalents	—	111	—	111
Current financial assets	—	—	—	—
Current financial assets at FVTPL	—	—	—	—
Non-current financial assets	—	—	—	—
Non-current financial assets at FVTPL	—	—	—	—

Total financial assets	—	111	—	111

Trade payables	—	—	—	—
Accrued expenses and other current liabilities	—	—	—	—
Lease liabilities	—	—	—	—

Total financial liabilities	—	—	—	—

As of December 31, 2024
Cash and cash equivalents	—	147	—	147
Current financial assets	—	—	—	—
Current financial assets at FVTPL	—	—	—	—
Non-current financial assets	—	—	—	—
Non-current financial assets at FVTPL	—	—	—	—

Total financial assets	—	147	—	147

Trade payables	—	—	2	2
Accrued expenses and other current liabilities	—	—	1,258	1,258
Lease liabilities	—	—	—	—

Total financial liabilities	—	—	1,260	1,260

As of December 31, 2025
Cash and cash equivalents	—	19,758	—	19,758
Current financial assets	—	107	—	107
Current financial assets at FVTPL	87,537	—	—	87,537
Non-current financial assets	—	70	—	70
Non-current financial assets at FVTPL	32,724	—	—	32,724

Total financial assets	120,261	19,935	—	140,196

IN USD THOUSANDS	FINANCIAL ASSETS AT FVTPL	FINANCIAL ASSETS AT AMORTIZED COST	FINANCIAL LIABILITIES AT AMORTIZED COST	TOTAL
Trade payables	—	—	3,234	3,234
Other payables	—	—	15,000	15,000
Accrued expenses and other current liabilities	—	—	7,195	7,195
Lease liabilities	—	—	306	306

Total financial liabilities	—	—	25,735	25,735

The fair value of the financial assets at FVTPL (marketable securities, including investments in money market funds and corporate bonds) was obtained from a report containing price information provided by the entities managing the investments for the Group, which are considered Level 1 inputs.

Windward Bio holds cash and cash equivalents in USD, Swiss francs (“CHF”) and euros (“EUR”) currencies at each of the following reporting period ends.

	AS OF
IN THOUSANDS OF USD	DECEMBER 31, 2025	DECEMBER 31, 2024	JULY 5, 2024
Cash and cash equivalents	19,758	147	111
Total
By currency
CHF	17,861	147	111
EUR	267	—	—
USD	1,630	—	—

Total cash and cash equivalents	19,758	147	111

Windward Bio is exposed to certain risks that can affect the Company’s future financial performance.

Liquidity risk

Liquidity risk refers to the risk that the Group will not be able to meet its financial obligations as they become due. The Group manages this risk through the management of its capital structure. It also manages liquidity risk by monitoring actual and projected cash flows.

To ensure liquidity for the next major development stages, Windward Bio closed two tranches of Series A financing in 2025, resulting in cash inflows of $200.0 million to the Group.

The Group has additional financial liabilities such as trade payables generated in the ordinary course of business. Windward Bio has $3.2 million in trade payables and $15.0 million to Qyuns for the Qyuns License cash upfront payment, both due within 12 months. Trade payables are generally settled within 60 days of recognition.

Windward Bio has $7.2 million accrued expenses and other current liabilities which are due within the next 12 months. All financial liabilities with the exception of lease liabilities are non-interest bearing. As it relates to the lease liabilities, refer to Note 11 for information on when lease liabilities are due.

Currency risk

The Group is exposed to financial risk related to the fluctuation of foreign exchange rate and the degree of volatility of those rates. Currency risk is limited to Windward Bio’s transactions denominated in currencies other than USD, namely its transactions in CHF and EUR.

Exchange rate fluctuations for foreign currency transactions can cause cash flows and amounts recorded in the statement of profit or loss to vary and not necessarily correspond to the forecasted budgets and projections.

The exchange rates for the major foreign currencies against USD relevant to the consolidated financial statements are presented below:

	2025		2024
	YEAR END	AVERAGE	YEAR END	AVERAGE	OPENING
EUR/USD	0.85	0.89	0.96	0.92	0.91
CHF/USD	0.79	0.83	0.90	0.88	0.84

Holding other variables constant, any change in the foreign exchange rate of EUR/USD resulting from a 10% increase/(decrease) in the foreign currency against USD would have an impact of $0.1 million loss ($0.1 million gain) on the result from the year ended December 31, 2025 and would not have had on the result from the year ended December 31, 2024. Holding other variables constant, any change in the foreign exchange rate of CHF/USD from a 10% increase/(decrease) in the foreign currency against USD would have an impact of $1.3 million loss ($1.5 million gain) on the result from the year ended December 31, 2025 and would not have had an impact on the result from the year ended December 31, 2024. There is no impact on equity as there are no foreign operations or foreign currency translations adjustments.

Credit risk

Credit risk refers to the risk of a loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Windward Bio regularly monitors credit risk exposure and takes steps to mitigate the likelihood of this exposure resulting in losses. As of December 31, 2025, Windward Bio has not recognized any provisions for expected credit losses on its financial assets.

The Company invests its available cash in highly liquid fixed income instruments including high-grade corporate bonds and money market funds. As of December 31, 2025, the Company concluded it is not exposed to any significant credit risk.

Interest rate risk

With the exception of short-term cash deposits and lease liabilities, the Group has no other interest-bearing assets or liabilities with unrelated parties. As such, the Company has determined its interest rate risk to be minimized.

9. Expenses by category

Research and development

IN THOUSANDS OF USD	FOR THE YEAR ENDED DECEMBER 31, 2025	FOR THE PERIOD FROM JULY 5, 2024, TO DECEMBER 31, 2024
Service and material expenses (i)	23,501	84
Payroll expenses	5,866	—
Share-based compensation (Note 10)	3,108	—
Depreciation expense	117

Total research and development expenses	32,592	84

(i)	Service expenses and material expenses include services from third parties for clinical development and manufacturing related activities.

General and administrative

IN THOUSANDS OF USD	FOR THE YEAR ENDED DECEMBER 31, 2025	FOR THE PERIOD FROM JULY 5, 2024, TO DECEMBER 31, 2024
Operating expenses (i)	6,813	1,104
Payroll expenses	5,462	—
Share-based compensation (Note 10)	6,823	—
Depreciation expense	139

Total general and administrative expenses	19,237	1,104

(i)	Operating expenses mainly include legal, accounting, external advisors, and other corporate expenses.

10. Share-based compensation

The Company offered to certain directors, executive officers, employees, and external consultants, providing services similar to those rendered by employees, to participate in one of the three different share-based payment plans to receive restricted shares, share options, or restricted stock units (“RSUs”). No RSUs were granted during 2025 or 2024.

Founder Shares

In connection with the incorporation of the Company, founding shareholders acquired (directly or through share purchase agreements) common shares (the “Founder Shares”) and entered into founder share repurchase agreements with the Company. These Founder Shares are allocated into different subclasses of shares with varying restrictions (including restrictions on their transfer and certain repurchase rights) as well as varying vesting conditions (performance and/or time based vesting conditions). Certain Founder Shares have no vesting conditions or restrictions. A total of 4,736,843 of Founder Shares with certain service conditions and performance conditions are considered within the scope of IFRS 2, at a fair value of $3.02.

The fair value of the share awards granted was determined using the estimated market value of the common shares on the date of the award. The key inputs considered in the determination of fair value include grant date, restrictions on dividends prior to vesting, restrictions on transfer of shares after vesting and comparable company analyses.

The total expense of $8.4 million for the founder shares was recognized during 2025, with a corresponding credit to reserves, within equity. No expense was recognized in 2024.

Equity Incentive Plan

On February 25, 2025, Windward Bio’s board of directors approved the Windward Bio Equity Incentive Plan 2025 (the “EIP”). The EIP’s plan regulations were amended and restated on June 24, 2025.

The EIP authorizes the grant of share options and restricted share units to existing and future employees and consultants in order to allow them to participate in the equity of Windward Bio. The purpose of the EIP is to attract, retain and motivate directors, executives, employees and consultants and to provide additional incentives to those people in order to promote the interests and long-term success of Windward Bio.

In addition, Windward Bio’s board of directors approved the issuance of restricted shares to existing and future employees and consultants under separate restricted share purchase agreement on June 24, 2025.

Restricted Shares

During 2025, 930,800 restricted shares were granted, at a weighted average grant date fair value of $3.25. No restricted shares were granted during 2024.

The restricted shares granted by Windward Bio are subject to service conditions whereby the shares vest over 48 months. Unvested restricted shares will also automatically vest upon a change of control of Windward Bio.

The fair value of the share awards granted was determined using the estimated market value of the common shares on the date of the award. The key inputs considered in the determination of fair value include grant date, restrictions on rights to dividends prior to vesting, restrictions on transfer of shares after vesting (to the extent the restrictions would impact the price a knowledgeable and willing market participant would pay for the award) and comparable company analyses.

The total expense of $1.2 million for the restricted shares was recognized during 2025, with a corresponding credit to equity. No expense was recognized in 2024.

Share Options (“SOs”)

The assessed fair value at grant date of share options granted is determined using an adjusted form of the Black-Scholes model that takes into account the exercise price and expected price volatility of the underlying share. The expected volatility reflects the assumption that historical volatility over a period similar to the life of the share option is indicative of future trends, which may not necessarily be the actual outcome. The following tables list the inputs to the model used for the EIP for the year ended December 31, 2025. No options were granted in 2024. The weighted-average assumptions used in estimating the fair value of share options with services conditions granted in 2025 were as follows:

FOR THE YEAR ENDED DECEMBER 31, 2025
Fair value per share	$3.49
Exercise price	CHF 0.01
Volatility	36.1%
Duration (years)	6
Risk free rate	3.5%
Dividend yield	—

A summary of share options activity is presented below.

	NUMBER OF OPTIONS	WEIGHTED-AVERAGE EXERCISE PRICE (USD)
Outstanding at January 1, 2025	—	—
Granted during the period	127,400	0.01
Exercised during the period	—	—
Forfeited during the period	—	—
Expired during the period	—	—

Outstanding at December 31, 2025	127,400	0.01

Vested at December 31, 2025	14,350	0.01

Exercisable at December 31, 2025	14,350	0.01

Share options outstanding at the end of 2025 have the following expiry dates and exercise prices:

GRANT DATE	EXPIRY DATE	EXERCISE PRICE (USD)	SHARE OPTIONS AT DECEMBER 31, 2025
December 31, 2025	December 31, 2035	0.01	127,400
Total			127,400
Weighted average fair value of options granted during the year (USD)			3.49
Weighted average remaining contractual life of options outstanding at the end of the period (in years)			10

The share options allow for a net settlement under which the Company may withhold shares in order to settle the option holder’s tax obligations.

The total expense of $0.1 million for these share options was recognized during 2025, with a corresponding credit to equity. No expense was recognized in 2024.

Option Agreement

On January 10, 2025, amended on May 19, 2025, the Company entered into an option agreement with an advisor in connection with the WIN378 License, granting the advisor the right to acquire 95,693 common shares of the Company at an exercise price of CHF 0.01 per share, with a fair value of $3.01 per share. The options expire in 6 years and are fully vested as of December 31, 2025.

The total expense of $0.3 million for these options was recognized during 2025, with a corresponding credit to equity. No expense was recognized in 2024.

Windward Bio recognizes share-based compensation expense in the statement of profit or loss of $9.9 million for the year ended December 31, 2025. No expense was recognized for the period from July 5, 2024 to December 31, 2024. During the year ended December 31, 2025, $3.1 million was recognized in research and development and $6.8 million was recognized in general and administrative. The expense is determined by Windward Bio based on the number of awards that are expected to vest.

Acquisition of Licenses

In partial consideration for each of the licenses acquired in 2025, the Company has already made, or will make in future periods, payments of Series A Junior Preferred Shares to the counterparties in each license agreement. These Series A Junior Preferred Shares granted for the WIN378 License have a grant date fair value of $6.27 per share. The fair value of these shares is determined by considering the underlying equity value of Windward Bio, as determined using a discounted cash flow approach, and the dividend yield and liquidation preferences of the Series A Junior Preferred Shares to the Series A Preferred Shares. No dividends have been declared on these shares during 2025 or 2024.

For additional information on these agreements, refer to Note 7.

11. Leases

The Group recognizes a right-of-use asset for its primary office space in Switzerland and for equipment. The following table shows the movement in net book values of right-of-use assets as of the year ended December 31, 2025.

IN THOUSANDS OF USD	OFFICE	EQUIPMENT	TOTAL
Balance as of January 1, 2025	—	—	—
Additions	361	732	1,093
Depreciation	(107)	(95)	(202)

Balance as of December 31, 2025	254	637	891

The Group was not party to any lease agreements prior to 2025 and as such did not recognize any right-of-use assets prior to 2025. No comparative information is presented.

The weighted average incremental borrowing rates as of December 31, 2025, for the office space leases are 1.5% (2024: not applicable). As Windward Bio was not party to any lease agreements before 2025, no comparative information is presented.

For the year ended December 31, 2025, the impact on the Company’s consolidated statement of profit or loss and consolidated statement of cash flows is detailed in the table below:

IN THOUSANDS OF USD	FOR THE YEAR ENDED DECEMBER 31, 2025
Statement of profit or loss
Depreciation of right-of-use assets	202
Interest expense on lease liabilities	5
Expense for short-term leases and leases of low value	10

Total	217

Statement of cash flows	(836)

Total cash outflow for leases	(836)

Additionally, Windward Bio had non-cash activity during 2025 related to certain of its leases where right of use assets were obtained in exchange for lease liabilities of $0.4 million.

The following table presents the contractual undiscounted cash flows for lease liabilities as of December 31, 2025:

IN THOUSANDS OF USD	AS OF DECEMBER 31, 2025
Less than one year	124
1-3 years	187
3-5 years	—

Total	311

The Group also has a security deposit held by the lessor totaling $0.1 million for the lease of the Company’s primary office space as of December 31, 2025, recognized as non-current financial assets in the statement of financial position.

12. Property, plant and equipment

IN THOUSANDS OF USD	FURNITURE	HARDWARE	EQUIPMENT	TOTAL
Cost
Balance as of July 5, 2024	—	—	—	—
Additions	—	—	—	—

Balance as of December 31, 2024	—	—	—	—

Additions	105	169	249	523

Balance as of December 31, 2025	105	169	249	523

Accumulated Depreciation
Balance as of July 5, 2024	—	—	—	—
Depreciation expense	—	—	—	—

Balance as of December 31, 2024	—	—	—	—

Depreciation expense	(13)	(20)	(21)	(54)

Balance as of December 31, 2025	(13)	(20)	(21)	(54)

Carrying Amount	—	—	—	—

As of July 5, 2024	—	—	—	—

As of December 31, 2024	—	—	—	—

As of December 31, 2025	92	149	228	469

13. Prepaid expenses

The following table provides details on the types of balances recognized in Prepaid expenses.

	AS OF
IN THOUSANDS OF USD	DECEMBER 31, 2025	DECEMBER 31, 2024	JULY 5, 2024
Prepaid research and development expenses	1,823	—	—
Prepaid general and administrative expenses	338	36	—

Total prepaid expenses	2,161	36	—

14. Other current assets

The following table provides detail on the types of balances recognized in Other current assets.

	AS OF
IN THOUSANDS OF USD	DECEMBER 31, 2025	DECEMBER 31, 2024	JULY 5, 2024
VAT related receivables	360	—	—
Other tax related receivables	183	—	—
Other	37	—	—

Total other current assets	580	—	—

15. Trade payables

	AS OF
IN THOUSANDS OF USD	DECEMBER 31, 2025	DECEMBER 31, 2024	JULY 5, 2024
In USD	1,671	2	—
In CHF	556	—	—
In EUR	473	—	—
In GBP	522	—	—
In SEK	12	—	—

Total trade payables	3,234	2	—

16. Accrued expenses

The following table provides details on the types of balances recognized in Accrued expenses.

	AS OF
IN THOUSANDS OF USD	DECEMBER 31, 2025	DECEMBER 31, 2024	JULY 5, 2024
Related to research and development activities	2,962	123	—
Related to general and administrative activities	631	1,025	—
Related to payroll	3,063	—	—
Related to corporate-type taxes	356	—	—

Total accrued expenses	7,009	1,148	—

17. Net pension liabilities

Defined Benefit Plan—Switzerland

Windward Bio operates a defined benefit plan in Switzerland. The plan is a pension plan, which provides benefits to members in the form of a guaranteed minimum level of pension payable for life. The level of benefits provided depends on members’ length of service and their salary throughout the period.

Per Swiss law, Swiss pension plans are required to be administered by a separate pension fund that is legally separated from the entity. The law prescribes certain minimum benefits to be provided to the beneficiaries. The pension plan of the employees of the Swiss subsidiary, Windward Bio AG, is carried out by VZ BVG Collective

Foundation. Under the Swiss pension plan, employees are entitled to retirement benefits and risk insurance for death and disability. The board of the pension fund is composed of an equal number of representatives from both employers and employees.

The pension plan is described in detail in the corresponding statutes and regulations. The contributions of employers and employees in general are defined as percentages of the insured salary. The retirement pension is calculated based on the old-age credit balance of retirement multiplied by the fixed conversion rate. The employee has the option to withdraw the capital on demand. The assets are invested directly in the corresponding pension funds.

The pension fund can change their financing system, such as contributions and future payments, at any time. Additionally, when there is a deficit that cannot be eliminated through other measures, the pension fund can oblige the entity to pay a restructuring contribution. All affiliated companies to VZ BVG Collective Foundation are partially reinsured for risk of disability and death.

No curtailment or settlement occurred during the year ended December 31, 2025, and the period from July 5, 2024, to December 31, 2024.

The most recent actuarial valuations of plan assets and the present value of the defined benefit obligation were carried out as of December 31, 2025, by an independent third party. The present value of the defined benefit obligation, and the related current service cost and past service cost, were measured using the Projected Unit Credit method.

The amounts recognized through profit or loss as employee benefits expense either within research and development expense or general and administrative expense, depending on their function with respect to the defined benefit plans are as follows:

IN THOUSANDS OF USD	FOR THE YEAR ENDED DECEMBER 31, 2025	FOR THE PERIOD FROM JULY 5, 2024, TO DECEMBER 31, 2024
Current service cost	291	—
Administration cost	1	—
Net interest cost / (credit)	—	—

Expense recognized in profit or loss	292	—

The amounts recognized in OCI with respect to the defined benefit plans are as follows:

IN THOUSANDS OF USD	FOR THE YEAR ENDED DECEMBER 31, 2025	FOR THE PERIOD FROM JULY 5, 2024, TO DECEMBER 31, 2024
Actuarial (gain) / loss arising from financial assumptions	—	—
Actuarial (gain) / loss arising from demographic assumptions	—	—
Actuarial (gain) / loss arising from plan experience	1,389	—
Return on plan assets excluding interest income	(265)	—

Amount recognized in OCI	1,124	—

The amounts included in the consolidated statements of financial position arising from the Company’s obligation in respect to its defined benefit plan are as follows:

	AS OF
IN THOUSANDS OF USD	DECEMBER 31, 2025	DECEMBER 31, 2024	JULY 5, 2024
Present value of defined benefit obligation	(14,043)	—	—
Fair value of plan assets	12,816	—	—

Net liability arising from defined benefit obligation	(1,227)	—	—

Movements in the present value of the defined benefit obligation in each reporting period were as follows:

	AS OF
IN THOUSANDS OF USD	DECEMBER 31, 2025	DECEMBER 31, 2024	JULY 5, 2024
Defined benefit obligation as of period start	—	—	—
Current service cost	291	—	—
Interest cost	—	—	—
Contributions paid by employees	194	—	—
Benefits (paid)/deposited	11,592	—	—
(Gain) / loss on financial assumptions	—	—	—
(Gain) / loss on demographic assumptions	—	—	—
(Gain) / loss on experience	1,389	—	—
Foreign currency exchange (gains)/losses	577	—	—

Defined benefit obligation as of period end	14,043	—	—

Movements in the fair value of the plan assets each reporting period were as follows:

	AS OF
IN THOUSANDS OF USD	DECEMBER 31, 2025	DECEMBER 31, 2024	JULY 5, 2024
Fair value of plan assets as of period start	—	—	—
Return on plan assets excluding interest income	265	—	—
Contributions paid by employer	194	—	—
Contributions paid by employees	194	—	—
Net benefits (paid)/deposited	11,592	—	—
Administration expense	(1)	—	—
Settlements	—	—	—
Foreign currency exchange (gains)/losses	571	—	—

Ending fair value of plan assets as of period end	12,816	—	—

The allocation of assets in different asset classes is as follows:

	AS OF
IN THOUSANDS OF USD	DECEMBER 31, 2025	DECEMBER 31, 2024	JULY 5, 2024
Bonds	60.3%	—%	—%
Property	10.2%	—%	—%
Equity	25.5%	—%	—%
Cash	0.8%	—%	—%
Other	3.2%	—%	—%

Total	100%	—%	—%

Principal assumptions used for the purposes of the actuarial valuations were as follows:

	AS OF
IN THOUSANDS OF USD	DECEMBER 31, 2025	DECEMBER 31, 2024	JULY 5, 2024
Discount rate	1.3%	—%	—%
Interest credit rate	1.5%	—%	—%
Expected rate of salary increase	2%	—%	—%
Mortality base rate table	BVG2020 CMI 2018 (1.25%)	—	—

The following sensitivity analyses, based on the principal assumptions, have been performed based on reasonably possible changes to the assumptions occurring at the end of the reporting period.

If the discount rate would increase (decrease) by 25 basis points as of December 31, 2025, the defined benefit obligation would decrease by $0.5 million (increase by $0.6 million) (as of December 31, 2024: n.a.) if all other assumptions were held constant.

If the expected salary growth would increase (decrease) by 25 basis points as of December 31, 2025, the defined benefit obligation would remain the same (increase by $25 thousand) (as of December 31, 2024: n.a.) if all other assumptions were held constant.

If the expected interest credit rate would increase (decrease) by 25 basis points as of December 31, 2025, the defined benefit obligation would increase by $0.3 million (decrease by $0.3 million) (as of December 31, 2024: n.a.) if all other assumptions were held constant.

If the life expectancy would increase by one year as of December 31, 2025, the defined benefit obligation would increase by $0.2 million (decrease by $0.2 million) (as of December 31, 2024: n.a.) if all other assumptions were held constant.

No sensitivity analysis was performed on other key assumptions as a similar change to those assumptions would not have a significant impact on these financial statements.

The average duration of the defined benefit obligation at the end of the reporting period was 16.0 years (2024: n.a.). The expected benefits payments of the defined pension obligation is as follows:

IN THOUSANDS OF USD	AS OF DECEMBER 31, 2025
Year 1	616
Year 2	579
Year 3	545
Year 4	901
Year 5	491
Years 6-10	3,784

Total	6,916

The Group expects to make further contributions of $0.3 million to the defined benefit plan during 2026.

401(k)—United States of America

The Group has established a 401(k)-retirement savings plan for its U.S. employees. Under the plan, Windward Bio Inc. makes contributions based on a specified percentage of eligible employee compensation. The plan is classified as a defined contribution plan, as the Group’s obligation is limited to the contributions it agrees to make. Contributions are recognized as an employee benefit expense in profit or loss in the period in which the related services are rendered. The associated expenses were immaterial in 2025.

18. Financial income and financial expense

Financial income

IN THOUSANDS OF USD	FOR THE YEAR ENDED DECEMBER 31, 2025	FOR THE PERIOD FROM JULY 5, 2024, TO DECEMBER 31, 2024
Interest income	201	—
Fair value gain (realized/unrealized) on financial assets at FVTPL	3,392	—

Total financial income	3,593	—

Financial expense

IN THOUSANDS OF USD	FOR THE YEAR ENDED DECEMBER 31, 2025	FOR THE PERIOD FROM JULY 5, 2024, TO DECEMBER 31, 2024
Interest on lease liabilities	(5)	—

Total financial expense	(5)	—

19. Income taxes

Income tax expense

Windward Bio has a presence in different countries and is therefore subject to different income and expense items that are non-taxable and/or are taxed at different rates in those tax jurisdictions, based on the pre-tax income of each entity.

The following table provides a reconciliation between income tax expense recognized for the period and the tax calculated by applying the applicable tax rates on accounting loss.

The income tax expense of $48 thousand (2024: n.a.) relates to current income taxes:

IN THOUSANDS OF USD	FOR THE YEAR ENDED DECEMBER 31, 2025	FOR THE PERIOD FROM JULY 5, 2024, TO DECEMBER 31, 2024
Loss before income tax	(48,275)	(1,188)
Income tax calculated at 13.04%	6,295	155
Unrecognized deferred tax assets during the year	(4,998)	(155)
Effect of expenses not deductible	(1,249)	—

Total income tax expense	(48)	—

The expected corporate income tax rate of Windward Bio is 13.04% and was determined using the domestic tax rate of the Company, which consists of the Swiss federal and cantonal (Basel-Stadt) statutory tax rates.

Income tax recognized in other comprehensive loss or equity

No income tax was recognized in relation to items recognized through other comprehensive loss or equity.

Deferred tax balances

The Group recognized no deferred tax assets or deferred tax liabilities in the statement of financial position as of December 31, 2025, December 31, 2024 and July 5, 2024.

The table below includes the details of the unrecognized deductible temporary differences and unused tax losses for which no deferred tax assets have been recognized:

	AS OF
IN THOUSANDS OF USD	DECEMBER 31, 2025	DECEMBER 31, 2024	JULY 5, 2024
Tax losses	40,245	1,188	—
Deductible temporary differences
Share based compensation	351	—	—
Swiss pension plan	1,227	—	—
Leases	(586)	—	—

Total	41,236	1,188	—

Deferred tax liabilities and assets arising from the temporary differences above relate to income taxes levied by the Swiss taxation authority. As there is a legally enforceable right to offset current tax assets against current tax liabilities balances and Windward Bio intends to settle tax assets and liabilities on a net basis, these deferred tax balances are offset and any remaining net balance is insignificant.

	AS OF
IN THOUSANDS OF USD	DECEMBER 31, 2025	DECEMBER 31, 2024	JULY 5, 2024
Deductible temporary differences
Pension liabilities	160	—	—
Lease liability	47	—	—
Share-based compensation	46	—	—
Tax losses	5,248	155	—
Taxable temporary differences
Right of use assets	(143)	—	—
Net deductible temporary differences	5,358	155	—
Deferred tax assets (not recognized)	(5,358)	(155)	—

Deferred tax assets recognized in balance sheet	—	—	—

Unrecognized tax loss carry forwards expire as follows:

	AS OF
IN THOUSANDS OF USD	DECEMBER 31, 2025	DECEMBER 31, 2024	JULY 5, 2024
Within one year	—	—	—
Greater than one year but not later than five years	—	—	—
More than five years	40,245	1,188	—

Total	40,245	1,188	—

Pre-tax losses were incurred in Switzerland.

20. Segment reporting

The Group has one reportable segment focused on the discovery, development, and manufacture of drug products for the treatment of immunological conditions. Our determination that we operate as a single segment is consistent with the financial information regularly reviewed by the chief operating decision maker (“CODM”) for purposes of evaluating performance, allocating resources, and planning and forecasting for future periods. The Group is managed and operated as one business unit, which is reflected in the organizational and internal reporting structure.

The Group’s CODM is the Chief Executive Officer (“CEO”).

Substantially all of the Company’s assets are used to support the research, manufacture, and development of drug products for the treatment of immunological conditions; clinical and research data are key drivers in deciding how to allocate resources. All non-current assets are located in Switzerland. The CEO uses net loss and significant segment expenses to monitor budget versus actual results and make decisions on whether to invest in internal or external resources to support the Company’s research and development programs, as well as determine if additional funding is needed for the Company’s research efforts.

21. Related party transactions

The following table outlines the components of compensation for executive management and board of directors.

IN THOUSANDS OF USD	FOR THE YEAR ENDED DECEMBER 31, 2025	FOR THE PERIOD FROM JULY 5, 2024, TO DECEMBER 31, 2024
Fees, salaries and other short-term employment benefits	3,820	—
Post-employment benefits	312	—
Share-based compensation	7,162	—

Total compensation for executive management and BOD	11,294	—

Other transactions with related parties

Windward Bio received a loan of $0.1 million from the founding shareholder (“Founder”) on July 9, 2024. The terms of the loan indicate that the loan is only repayable to the Founder upon completion of Windward Bio’s Series A financing rounds (i.e., the loan is not repayable on demand by the Founder). This loan was repaid in full to the Founder during 2025, after Windward Bio’s successful completion of the Series A financing.

As described in Note 1, on December 19, 2025, Windward Bio entered into a contribution agreement with the shareholders of LE2025, who are all members of the executive management of Windward Bio. Under this agreement, the Company has the conditional right to request that the shareholders of LE2025 contribute their shares in LE2025 to Windward Bio, in exchange for common shares of the Company. As of December 31, 2025, Windward Bio has recognized a reserve of $0.1 million in its equity that represents the common shares to be issued to the shareholders of LE2025 in exchange for their shares of LE2025 (upon the completion of the contribution transaction).

As of December 31, 2025, there were no other balances outstanding with related parties.

22. Loss per share

The following table summarizes the basic and diluted earnings (loss) per share for each period:

IN THOUSANDS OF USD EXCEPT FOR SHARE AND PER SHARE DATA	FOR THE YEAR ENDED DECEMBER 31, 2025	FOR THE PERIOD FROM JULY 5, 2024, TO DECEMBER 31, 2024
Loss per Share (EPS)
Net loss	(48,323)	(1,188)
Weighted-average number of shares outstanding used to compute EPS basic and diluted	6,494,513	10,000,000

Basic and diluted loss per share for the period	(7.44)	(0.12)

For the year ended December 31, 2025, and for the period from July 5, 2024, to December 31, 2024, basic loss per share was calculated using the weighted average number of common shares issued and outstanding. Non-vested shares granted in connection with our share-based compensation plans are excluded (refer to Note 10 for additional details). These shares will be included in the weighted average number of common shares as these instruments vest. As of December 31, 2025, Windward Bio had 4,457,487 granted but not vested common shares (2024: none granted but not vested common shares).

Contingently issuable shares per the terms of anti-dilution protection granted on the Preferred Shares were not evaluated for their dilutive effect, as the conditions for their issuance were not met as of December 31, 2025. As such, these were not included in the calculation of any diluted loss per share.

As Windward Bio has not generated any profits during the year ended December 31, 2025, and the period from July 5, 2024, to December 31, 2024, the effects of any non-vested instruments or potential common shares are anti-dilutive.

23. Commitments and contingent liabilities

As of December 31, 2025, December 31, 2024, and July 5, 2024, the Group had no open litigation or any other contingent liabilities except for contingent payment obligations that may be incurred upon the achievement of development or sales related milestones or royalty payments related to the WIN378 License and the Qyuns License as described above in Note 7. In addition, the Group enters into contracts in the normal course of business with CROs, CDMOs and other third parties, which may require Windward Bio to make payments in the future. As the estimated amount and timing of the contingent payments are uncertain, the Group has not recognized any liabilities in the statements of financial position as of December 31, 2025, December 31, 2024, or July 5, 2024.

24. Subsequent events

Management has evaluated subsequent events after the date of the statement of financial position, through the issuance of these consolidated financial statements, for appropriate accounting and disclosures.

On March 4, 2026, the Company entered into a definitive contribution-in-kind agreement with the shareholders of LE2025, pursuant to which the shareholders of LE2025 have contributed their shares in LE2025 to the Company, in exchange for 3,399,466 common shares in the Company newly issued on March 9, 2026 by way of an ordinary capital increase. These common shares are subject to repurchase provisions in accordance with share repurchase agreements entered into by and between the Company and the respective (former) shareholders of LE2025. As a result, LE2025 became a wholly owned subsidiary of the Company. The completion of the transaction in 2026 is not expected to have a material impact on the Company’s consolidated financial position, profit or loss or cash flows.

On March 17, 2026, Windward Bio AG assigned 2,392,345 Series A Junior Preferred Shares (which were newly issued by the Company to Windward Bio AG on March 9, 2026 by way of an ordinary capital increase) to an affiliate of a Licensor as partial consideration for the Qyuns License.

On April 17, 2026, Windward Bio launched a $165.0 million Series B financing round that is paid in two tranches. OrbiMed led the financing, with participation from existing Series A investors including Novo Holdings, Blue Owl Healthcare Opportunities, SR One, Omega Funds, RTW Investments, Qiming Venture Partners, Quan Capital, and Pivotal bioVenture Partners. The financing also included new investors, RA Capital Management, Janus Henderson Investors, Sanofi Ventures, and Harbour BioMed.

On May 12, 2026, the first tranche ($110.0 million) was completed by issuing 15,948,971 Series B Preferred Shares at a price of $6.897, paid out directly at the time of completion. Additionally on May 12, 2026, Windward Bio entered into warrant agreements with certain investors. Each warrant granted allows the holder to purchase one common share of Windward Bio Group AG, with an exercise price of CHF 0.01.

On June 9, 2026, Windward Bio achieved the second development milestone associated with the WIN378 License that required a payment to the Licensors of $5.0 million.

The Group has determined that there were no other such events that warrant disclosure or recognition in these consolidated financial statements.

Consolidated Interim Statement of Profit or Loss and Other Comprehensive Loss

(In thousands of USD, except per share data)

	NOTES	FOR THE SIX MONTHS ENDED JUNE 30, 2026	FOR THE SIX MONTHS ENDED JUNE 30, 2025
CONSOLIDATED STATEMENT OF PROFIT OR LOSS
Research and development expenses	7	(30,133)	(13,325)
General and administrative expenses	7	(14,539)	(9,951)

Operating loss		(44,672)	(23,276)
Financial income	13	2,164	673
Financial expense	13	(7)	(2)
Foreign exchange differences, net		(166)	(145)

Loss before income taxes		(42,681)	(22,750)
Income taxes	14	45	—

Net loss		(42,636)	(22,750)
Other comprehensive income or loss, net of income tax
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of net pension liabilities		(4)	(466)

Total other comprehensive loss, net of income tax		(4)	(466)

Total comprehensive loss		(42,640)	(23,216)
LOSS PER SHARE	17
Basic and diluted loss per share (in USD)		(5.28)	(4.03)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Consolidated Interim Statement of Financial Position

(In thousands of USD)

		AS OF
	NOTES	JUNE 30, 2026	DECEMBER 31, 2025
ASSETS
CURRENT ASSETS
Cash and cash equivalents	6	18,913	19,758
Current financial assets	6	167,554	87,644
Prepaid expenses	10	1,457	2,161
Other current assets		226	580

Total current assets		188,150	110,143

NON-CURRENT ASSETS
Property, plant and equipment		505	469
Intangible assets	5	80,000	75,000
Right-of-use assets	9	1,075	891
Non-current financial assets	6	21,006	32,794

Total non-current assets		102,586	109,154

Total assets		290,736	219,297

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade payables		8,611	3,234
Other payables	5	5,000	15,000
Accrued expenses	11	8,095	7,009
Current lease liabilities	9	247	121
Other current liabilities	6	—	186

Total current liabilities		21,953	25,550

NON-CURRENT LIABILITIES
Net pension liabilities	12	1,265	1,227
Non-current lease liabilities	9	227	185
Derivative warrant liability	6	1,567	—

Total non-current liabilities		3,059	1,412

Total liabilities		25,012	26,962

EQUITY
Share capital	4	833	555
Treasury shares		(1)	(1)
Reserves		358,087	242,416
Accumulated losses		(93,195)	(50,635)

Total equity		265,724	192,335

Total equity and liabilities		290,736	219,297

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Consolidated Statement of Changes in Equity

(In thousands of USD)

	SHARE CAPITAL	TREASURY SHARES	RESERVES	ACCUMULATED LOSSES	TOTAL
Balance as of December 31, 2024	111	—	—	(1,188)	(1,077)

Net loss	—	—	—	(22,750)	(22,750)
Other comprehensive loss	—	—	—	(466)	(466)

Total comprehensive loss	—	—	—	(23,216)	(23,216)

Share capital increase (Note 4)	145	—	74,868	—	75,013
Share-based payments (Note 8)	—	—	6,017	—	6,017
Issuance of share capital upon asset acquisition (Note 4)	37	—	19,963	—	20,000
Purchase of treasury shares	—	(1)	—	—	(1)
Transaction costs due to capital increase	—	—	(973)	—	(973)

Balance as of June 30, 2025	293	(1)	99,875	(24,404)	75,763

	SHARE CAPITAL	TREASURY SHARES	RESERVES	ACCUMULATED LOSSES	TOTAL
Balance as of December 31, 2025	555	(1)	242,416	(50,635)	192,335

Net loss	—	—	—	(42,636)	(42,636)
Other comprehensive loss	—	—	—	(4)	(4)

Total comprehensive loss	—	—	—	(42,640)	(42,640)

Share capital increase (Note 4)	248	—	108,229	—	108,477
Share-based payments (Note 8)	—	—	8,810	—	8,810
Issuance of share capital upon asset acquisition (Note 4)	30	—	14,970	—	15,000
Reserve for shares to be issued (Note 4)	—	—	(15,124)	80	(15,044)
Purchase of treasury shares	—	—	—	—	—
Transaction costs due to capital increase	—	—	(1,214)	—	(1,214)

Balance as of June 30, 2026	833	(1)	358,087	(93,195)	265,724

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Consolidated Statement of Cash Flows

(In thousands of USD)

	NOTES	SIX MONTHS ENDED JUNE 30, 2026	SIX MONTHS ENDED JUNE 30, 2025
Net loss		(42,636)	(22,750)
Adjustments for:
Financial income		(2,164)	(673)
Financial expense		7	2
Depreciation and amortization expenses		327	63
Share-based payments		8,810	6,017
Group’s pension expense		34	57
Net foreign exchange differences		154	67
Changes in working capital:
–(Increase)/Decrease in prepaid expenses		704	(337)
–(Increase)/Decrease in other current assets		354	(85)
–Increase/(Decrease) in trade payables		5,430	3,492
–Increase/(Decrease) in accrued expenses		1,128	3,973
–Increase/(Decrease) in other current liabilities		(186)	—
Interest received		2,159	469
Interest paid		(7)	(2)

Cash flow used in operating activities		(25,886)	(9,707)

Purchase of property, plant and equipment		(121)	(108)
Purchase of financial assets		(131,495)	(75,001)
Proceeds from financial assets		63,360	44,112
Payments for security deposits		—	(174)
Acquisition of intangible assets		(15,044)	(20,000)
Acquisition of control of subsidiaries or other businesses		—	(110)

Cash flow used in investing activities		(83,300)	(51,281)

Proceeds from issuance of shares and warrants		110,044	75,013
Transaction costs due to capital increase		(1,214)	(973)
Purchase of treasury shares		—	(1)
Lease principal payments		(254)	(251)

Cash flow provided by financing activities		108,576	73,788

Net increase in cash and cash equivalents		(610)	12,800
Cash and cash equivalents at beginning of the period		19,758	147
Net effect of exchange rate changes on cash and cash equivalents		(235)	(29)

Cash and cash equivalents at end of the period		18,913	12,918

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Notes to the Condensed Consolidated Interim Financial Statements

1. Organization and business

Windward Bio Group AG (the “Company”) is a Swiss stock corporation whose registered office is at Aeschenplatz 6, 4052 Basel, Switzerland. The Company was incorporated on July 5, 2024, in Switzerland. It is subject to provisions of the articles of association and to article 620 et seq. of the Swiss Code of Obligations, which describes the legal requirements for corporations (“Aktiengesellschaften”).

The Company has three wholly owned subsidiaries (directly or indirectly) (the “Subsidiaries”), Windward Bio AG, Windward Bio Inc. and Windward Bio 27 AG (previously named LE2025 Therapeutics AG) (collectively with the Company, “Windward Bio” or the “Group”). The Company is the ultimate parent of Windward Bio. The Company is a clinical-stage biotechnology company with deep discovery, development, and commercialization expertise, committed to transforming the treatment of people living with advanced immunological conditions. Its lead program is WIN378, a potentially novel, long-acting, anti-TSLP monoclonal antibody. The pipeline also includes WIN027 (the “WIN027 License”, previously referred to as the “Qyuns License”), a clinical-stage, long-acting anti-TSLPxIL-13 bi-specific, which has broad therapeutic application across immunological diseases.

Since Windward Bio’s inception, the Group has focused substantially all of its efforts and financial resources on raising capital, building its intellectual property portfolio, undertaking nonclinical studies and clinical trials and related general and administrative tasks to support these activities. The Company has not generated any product revenue to date and is subject to a number of risks similar to those of other early stage companies, including dependence on key individuals, regulatory approval of product candidates, uncertainty of market acceptance of products (if approved), competition from substitute products and larger companies, compliance with government regulations, protection of proprietary technology, dependence on third parties, product liability and the need to obtain adequate additional financing to fund the development of its product candidates.

Significant events in the six months ended June 30, 2026

The financial position and performance of the Company was particularly affected by the following events and transactions during the six months ended June 30, 2026:

∎

On March 4, 2026, the Company entered into a definitive contribution-in-kind agreement with the shareholders of Windward Bio 27 AG, pursuant to which the shareholders of Windward Bio 27 AG have contributed their shares in Windward Bio 27 AG to the Company, in exchange for 3,399,466 common shares in the Company newly issued on March 9, 2026 by way of an ordinary capital increase. These common shares are subject to repurchase provisions in accordance with share repurchase agreements entered into by and between the Company and the respective (former) shareholders of Windward Bio 27 AG. As a result, Windward Bio 27 AG became a wholly owned subsidiary of the Company on this date.

∎

On March 17, 2026, Windward Bio 27 AG assigned 2,392,345 Series A Junior Preferred Shares (which were newly issued by the Company to Windward Bio 27 AG on March 9, 2026 by way of an ordinary capital increase) to an affiliate of a Licensor as partial consideration for the WIN027 License. As of December 31, 2025, a reserve of “Reserve for shares to be issued” was recognized in the balance sheet related to the future issuance of these shares.

∎

On April 17, 2026, Windward Bio launched a $165.0 million Series B financing round that is paid in two tranches. OrbiMed led the financing, with participation from existing Series A investors including Novo Holdings, Blue Owl Healthcare Opportunities, SR One, Omega Funds, RTW Investments, Qiming Venture Partners, Quan Capital, and Pivotal bioVenture Partners. The financing also included new investors RA Capital Management, Janus Henderson Investors, Sanofi Ventures, and Harbour BioMed.

∎

On May 12, 2026, the first tranche ($110.0 million) was completed by issuing 15,948,971 Series B Preferred Shares at a price of $6.897, paid out directly at the time of completion. Additionally, on May 12, 2026, Windward Bio entered into warrant agreements with certain investors. Each warrant granted allows the holder to purchase one common share of Windward Bio Group AG, with an exercise price of CHF 0.01. These warrants are accounted for as derivative liabilities at fair value, with the changes in fair value recognized through profit or loss.

2. Basis of preparation

These condensed consolidated interim financial statements for the six months ended June 30, 2026 and 2025 (hereinafter, the “Interim Financial Statements”) have been prepared in accordance with IAS 34, Interim Financial Reporting. Therefore, they do not contain all the information and disclosures required in complete annual consolidated financial statements and, for its adequate interpretation, they should be read in conjunction with the consolidated financial statements for the years ended December 31, 2025 and 2024. The Interim Financial Statements have been prepared on a historical cost basis and the same accounting policies and methods of computation as were followed in the most recent annual consolidated financial statements were used in the preparation of the Interim Financial Statements.

The Interim Financial Statements are presented in United States dollars (“USD” or “$”). All amounts disclosed in the financial statements and notes have been rounded to the nearest thousand unless otherwise stated. The Interim Financial Statements were approved and authorized for issue by the Company’s board of directors (the “Board”) on August 26, 2026.

Going concern

The Company has limited operating history, has experienced net losses and has used significant cash in operating activities since the inception of the Company. For the six months ended June 30, 2026, the Group had a net loss of $42.6 million (for the six months ended June 30, 2025: $22.8 million) and net cash used in operating activities of $25.9 million (for the six months ended June 30, 2025: $9.7 million). Management expects the Company to continue to incur net losses and have significant cash outflows for at least the next 12 months. These Interim Financial Statements have been prepared assuming the Group will continue as a going concern. The basis of accounting contemplates the recovery of assets and satisfaction of liabilities in the normal course of business.

The Board is of the opinion that the cash, cash equivalents and marketable securities as of June 30, 2026 of $207.3 million (December 31, 2025: $140.0 million) is sufficient to continue operating through the next 12 months from June 30, 2026, and meet the Group’s ongoing operating requirements, recurring expenses and required capital expenditures as they arise. Additionally, the Company has the ability to make operating decisions to prioritize certain activities and related expenses to further extend its cash runway.

3. Application of new and revised IFRS Accounting Standards

3.1. Standards and Interpretations issued but not yet effective

Besides those standards and interpretations disclosed in the audited consolidated financial statements as of December 31, 2025, there are no other new accounting standards and interpretations not yet adopted by the Group as of June 30, 2026 that are expected to materially impact the Group.

4. Share capital

	NUMBER OF ISSUED AND OUTSTANDING SHARES
	COMMON SHARES	TREASURY SHARES	SERIES A JUNIOR PREFERRED SHARES	SERIES A PREFERRED SHARES	SERIES B PREFERRED SHARES	NOMINAL VALUE OF SHARES
Balance as of December 31, 2024	10,000,000	—	—	—	—

Balance as of January 1, 2025	10,000,000	—	—	—	—
Issuance of common shares	1,116,427	—	—	—	—	CHF 0.01
Issuance of preferred shares	—	—	—	11,961,724	—	CHF 0.01
Issuance of junior preferred shares	—	—	3,189,794	—	—	CHF 0.01
Purchase of treasury shares	—	95,693	—	—	—	CHF 0.01

Balance as of June 30, 2025	11,116,427	95,693	3,189,794	11,961,724	—

	NUMBER OF ISSUED AND OUTSTANDING SHARES
	COMMON SHARES	TREASURY SHARES	SERIES A JUNIOR PREFERRED SHARES	SERIES A PREFERRED SHARES	SERIES B PREFERRED SHARES	NOMINAL VALUE OF SHARES
Balance as of December 31, 2025	12,047,227	95,693	3,189,794	31,897,927	—

Balance as of January 1, 2026	12,047,227	95,693	3,189,794	31,897,927	—
Issuance of common shares	3,399,466	—	—	—	—	CHF 0.01
Issuance of preferred shares	—	—	—	—	15,948,971	CHF 0.01
Issuance of junior preferred shares	—	—	2,392,345	—	—	CHF 0.01
Purchase of treasury shares	(50,700)	50,700	—	—	—	CHF 0.01
Delivery of treasury shares upon option exercise	95,693	(95,693)	—	—	—

Balance as of June 30, 2026	15,491,686	50,700	5,582,139	31,897,927	15,948,971

The Preferred Shares (collectively “Series A Junior Preferred Shares”, “Series A Preferred Shares” and “Series B Preferred Shares”) have optional conversion rights and certain mandatory conversion provisions. Upon the completion of an initial public offering (“IPO”) by the Company, the Preferred Shares will mandatorily convert into common shares at a conversion ratio of 1:1.

The Preferred Shares carry non-cumulative preferred dividend rights if the Company declares a dividend in a given period (non-mandatory dividends (fixed or cumulative)). The Series A and Series B Preferred Shares have preference in the event of a liquidation event when compared to both the Series A Junior Preferred Shares and the common shares. Series A Preferred Shares and Series B Preferred Shares rank pari passu in priority in the event of a liquidation event. Series A Junior Preferred Shares have preference in the event of a liquidation event when compared to the common shares. These instruments are classified as equity instruments.

4.1 Issued share capital

Since December 31, 2025, the Company issued share capital increased as follows:

∎	March 9, 2026: Issuance of 3,399,466 common shares with a nominal value of $0.01 (CHF 0.01) per share, resulting in an increase in share capital of $44 thousand.

∎	March 17, 2026: Issuance of 2,392,345 Series A Junior Preferred Shares with a nominal value of $0.01 (CHF 0.01) per share, resulting in an increase in share capital of $30 thousand.

∎	May 12, 2026: Issuance of 15,948,971 Series B Preferred Shares with a nominal value of $0.01 (CHF 0.01) per share, resulting in an increase in share capital of $0.2 million.

As of June 30, 2026, the issued share capital amounted to $0.8 million, consisting of 15,542,386 common shares, 5,582,139 Series A Junior Preferred Shares, 31,897,927 Series A Preferred Shares, and 15,948,971 Series B Preferred Shares (fully paid registered shares with a nominal value of $0.01 (CHF 0.01) per share). All shares have the same voting rights.

Founder Shares

As noted above in Note 1, on March 9, 2026, the Company issued 3,399,466 common shares in Windward Bio Group AG to the certain founding shareholders, in exchange for these shareholders’ shares in Windward Bio 27 AG. Also, on March 9, 2026, these shareholders entered into a series of Founder Share Repurchase Agreements (“FSRAs”) related to the new common shares. These FSRAs govern the repurchase provisions to which the common shares are subject to and include information on time-based vesting conditions, transfer restrictions and repurchase rights.

Preferred Shares—Series B Preferred Shares

Like Series A Preferred Shares, the Series B Preferred Shares carry non-cumulative preferred dividend rights corresponding to 8% per year on the invested amount, if the Company resolves to pay a dividend.

4.2 Capital band

Under Swiss law, the general meeting may resolve to introduce a capital band, within the lower and upper limit of which the Company’s share capital may be increased and/or decreased by its board of directors.

As of June 30, 2026, the Company’s capital band pursuant to article 4b of its articles of association allowed for an increase of its share capital up to an amount of $1.3 million (CHF 1.0 million), authorizing its board of directors to issue up to 4,739,741 common shares and 29,745,970 Series B Preferred Shares until May 12, 2031, or until an earlier expiry of the capital band.

4.3 Conditional share capital

Under Swiss law, the general meeting may resolve a conditional capital increase by stipulating in the articles of association that shareholders, third parties, employees or other beneficiaries will be granted rights to subscribe to or acquire new shares (conversion, option or other rights). The share capital automatically increases whenever and to the extent such rights are exercised, and the contribution obligations are discharged by set-off or payment.

As of June 30, 2026, the Company’s conditional share capital pursuant to article 4c of its articles of association (conditional capital for participation programs) was $59 thousand (CHF 47 thousand), consisting of 4,739,741 common shares with a par value of $0.01 (CHF 0.01) per share.

As of June 30, 2026, the Company’s conditional share capital pursuant to 4d of its articles of association (conditional capital for financing purposes) was $5 thousand (CHF 4 thousand), consisting of 397,495 common shares with a par value of $0.01 (CHF 0.01) per share.

5. Intangible assets (including IPR&D)

As of June 30, 2026, the Company holds two licenses, the WIN378 License and the WIN027 License. As described in Note 1, on March 17, 2026, the Company assigned 2,392,345 Series A Junior Preferred Shares to an affiliate of a Licensor, as partial consideration for the WIN027 License. Further in January 2026, the payable to such Licensor of $15.0 million was settled with a cash payment by the Company.

Both licenses may require payment of development-related or sales-related milestones, and Windward Bio may also be required to pay sales royalties to the Licensors. On June 9, 2026, the Company achieved the second development milestone associated with the WIN378 License that required a payment to the WIN378 Licensors of $5.0 million. The payment was capitalized to IPR&D in accordance with the requirements of IAS 38. Besides the payments described above, no additional cash or equity payments related to either license have been made since December 31, 2025.

As of June 30, 2026, the assets are not yet ready for use as neither of the assets have obtained regulatory approval in any markets. The carrying amount and net book value are detailed below:

IN THOUSANDS OF USD	IPR&D
Balance as of December 31, 2025	75,000

Additions	5,000
Accumulated amortization	—
Accumulated impairment	—

Balance as of June 30, 2026	80,000

As of June 30, 2026, the Company assessed whether there were any indicators of impairment in the value of the IPR&D, having performed an impairment test as of December 31, 2025. This assessment included, among other factors, a review of the main assumptions used in the impairment test as of December 31, 2025 and of potential changes that may affect such assumptions. As a result of this assessment, no indicators were identified that would require the Company to perform a new impairment test for the IPR&D. The Company will carry out its annual impairment test as of December 31, 2026 or when indicators of impairment will arise.

6. Financial instruments

Capital management

The Company’s objectives when managing capital (equity, including the Preferred Shares) are to safeguard the Company’s ability to continue as a going concern to provide returns for shareholders. From time to time, the Company may take measures or propose capital increase at the general meeting of shareholders to ensure the necessary capital remains intact.

Categories of financial instruments

As of June 30, 2026 and as of December 31, 2025, the Company recognizes financial assets at both amortized cost and at FVTPL.

IN USD THOUSANDS	FINANCIAL ASSETS AT FVTPL	FINANCIAL ASSETS AT AMORTIZED COST	FINANCIAL LIABILITIES AT AMORTIZED COST	TOTAL
As of December 31, 2025
Cash and cash equivalents	—	19,758	—	19,758
Current financial assets	—	107	—	107
Current financial assets at FVTPL	87,537	—	—	87,537
Non-current financial assets	—	70	—	70
Non-current financial assets at FVTPL	32,724	—	—	32,724

Total financial assets	120,261	19,935	—	140,196

Trade payables	—	—	3,234	3,234
Other payables	—	—	15,000	15,000
Accrued expenses and other current liabilities	—	—	7,195	7,195
Lease liabilities	—	—	306	306

Total financial liabilities	—	—	25,735	25,735

IN USD THOUSANDS	FINANCIAL ASSETS AT FVTPL	FINANCIAL ASSETS AT AMORTIZED COST	FINANCIAL LIABILITIES AT FVTPL	FINANCIAL LIABILITIES AT AMORTIZED COST	TOTAL
As of June 30, 2026
Cash and cash equivalents	—	18,913	—	—	18,913
Current financial assets	—	105	—	—	105
Current financial assets at FVTPL	167,449	—	—	—	167,449
Non-current financial assets	—	69	—	—	69
Non-current financial assets at FVTPL	20,937	—	—	—	20,937

Total financial assets	188,386	19,087	—	—	207,473

Trade payables	—	—	—	8,611	8,611
Other payables	—	—	—	5,000	5,000
Accrued expenses and other current liabilities	—	—	—	8,095	8,095
Derivative warrant liability	—	—	1,567	—	1,567
Lease liabilities	—	—	—	474	474

Total financial liabilities	—	—	1,567	22,180	23,747

The fair value of the financial assets at FVTPL (marketable securities, including investments in money market funds and corporate bonds) was obtained from a report containing price information provided by the entities managing the investments for the Group, which are considered Level 1 inputs. The warrants are not classified as equity and are instead recognized as a derivative liability at FVTPL as the warrants contain certain provisions that do not meet the fixed for fixed requirements. The fair value of financial liabilities at FVTPL (derivative warrant liabilities) was determined by using an adjusted form of the Black-Scholes model that takes into account the exercise price and expected price volatility of the underlying share, which are considered Level 3 inputs.

The Company holds cash and cash equivalents in USD, Swiss francs (“CHF”) and euros (“EUR”) currencies at each of the following reporting period ends.

	AS OF
IN THOUSANDS OF USD	JUNE 30, 2026	DECEMBER 31, 2025
Cash and cash equivalents	18,913	19,758
Total	18,913	19,758
By currency
CHF	17,362	17,861
EUR	132	267
USD	1,419	1,630

Total cash and cash equivalents	18,913	19,758

The Company is exposed to certain risks that can affect the Company’s future financial performance.

Liquidity risk

Liquidity risk refers to the risk that the Group will not be able to meet its financial obligations as they become due. The Group manages this risk through the management of its capital structure. It also manages liquidity risk by monitoring actual and projected cash flows.

To ensure liquidity for the next major development stages, Windward Bio closed the first tranche of Series B financing in the six months ended June 30, 2026, resulting in cash inflows of $110.0 million to the Group.

The Group has additional financial liabilities such as trade payables generated in the ordinary course of business. Windward Bio has $8.6 million in trade payables due within 12 months. Trade payables are generally settled within 60 days of recognition.

The Company has $8.1 million accrued expenses and other current liabilities which are due within the next 12 months. All financial liabilities with the exception of lease liabilities are non-interest bearing. As it relates to the lease liabilities, refer to Note 9 for information on when lease liabilities are due.

The Company invests its available cash in highly liquid fixed income instruments including high-grade corporate bonds and money market funds. As of June 30, 2026, the Company concluded it is not exposed to any significant credit risk.

Interest rate risk

With the exception of short-term cash deposits and lease liabilities, the Group has no other interest-bearing assets or liabilities with unrelated parties. As such, the Company has determined its interest rate risk to be minimized.

7. Expenses by category

Research and development

IN THOUSANDS OF USD	FOR THE SIX MONTHS ENDED JUNE 30, 2026	FOR THE SIX MONTHS ENDED JUNE 30, 2025
Service and material expenses (i)	22,198	9,518
Payroll expenses	4,876	2,131
Share-based compensation (Note 8)	2,861	1,667
Depreciation expense	198	9

Total research and development expenses	30,133	13,325

(i)	Service expenses and material expenses include services from third parties for clinical development and manufacturing related activities.

General and administrative

IN THOUSANDS OF USD	FOR THE SIX MONTHS ENDED JUNE 30, 2026	FOR THE SIX MONTHS ENDED JUNE 30, 2025
Operating expenses (i)	5,175	3,167
Payroll expenses	3,286	2,381
Share-based compensation (Note 8)	5,949	4,350
Depreciation expense	129	53

Total general and administrative expenses	14,539	9,951

(i)	Operating expenses mainly include legal, accounting, external advisors, and other corporate expenses.

8. Share-based compensation

The Company offered to certain directors, executive officers, employees, and external consultants, providing services similar to those rendered by employees, to participate in one of the three different share-based payment plans to receive restricted shares, share options, or restricted share units (“RSUs”).

Equity-settled share-based payments are measured at grant date fair value. Because our shares are not publicly traded, there is no observable public market price for them. The estimated fair value of our common shares was determined by our board of directors at each grant date, with input from management. In making these determinations, our board of directors considered the most recently available independent third-party valuations of our common shares, as well as additional objective and subjective factors that it believed were relevant and that may have changed between the date of the most recent valuation and the applicable grant date. The independent third-party valuation experts used either the option pricing model (“OPM”) or a hybrid method. The OPM treats common and preferred shares as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation of value among the holders of the company’s securities changes. Under this method, the value allocated to common shares depends on the extent to which the company’s total equity value exceeds the liquidation preferences and other economic rights of the preferred shares at the time of a liquidity event. The hybrid method combines the OPM and the probability-weighted expected return method (“PWERM”), with the OPM used to allocate equity value among the various classes of securities in one or more scenarios. The PWERM is a scenario-based method that estimates the fair value of common share based on an analysis of potential future outcomes, such as an initial public offering, remaining privately held, or liquidation. The value of the common shares is based on the probability-weighted value under each outcome, taking into account the rights and preferences of each class of securities. A discount for lack of marketability is then applied to the resulting value to reflect the absence of a public market for the common shares.

The valuation methodology used at each valuation date was selected based on the facts and circumstances existing as of that date, including our stage of development, capital structure and the likelihood and expected timing of potential liquidity events. During the six months ended June 30, 2026, we determined the hybrid method was the most appropriate method for estimating the fair value of our common shares.

Founder Shares

As described above in Note 1, an additional 3,399,466 Founder Shares were issued related to the Company’s contribution-in-kind agreement with the founding shareholders of Windward Bio 27 AG during the six months ended June 30, 2026. These shares are subject to certain service conditions and are considered within the scope of IFRS 2, at a fair value of $3.95.

The fair value of the share awards granted was determined using the estimated market value of the common shares on the date of the award. The key inputs considered in the determination of fair value include grant date, restrictions on rights to dividends prior to vesting, restrictions on transfer of shares after vesting (to the extent the restrictions would impact the price a knowledgeable and willing market participant would pay for the award) and comparable company analyses.

The total expense of $5.7 million for the founder shares was recognized during the six months ended June 30, 2026, with a corresponding credit to reserves, within equity ($5.3 million during the six months ended June 30, 2025).

Equity Incentive Plan

Restricted Shares

During the six months ended June 30, 2026, no restricted shares were granted. 645,800 restricted shares were granted during the six months ended June 30, 2025, at a weighted average grant date fair value of $3.20.

The restricted shares granted by the Company are subject to service conditions whereby the shares vest over 48 months and generally require continuous service to the Company, by the holder, until vested. Unvested restricted shares will also automatically vest upon a change of control of the Company.

The fair value of the share awards granted was determined using the estimated market value of the common shares on the date of the award. The key inputs considered in the determination of fair value include grant date, restrictions on rights to dividends prior to vesting, restrictions on transfer of shares after vesting (to the extent the restrictions would impact the price a knowledgeable and willing market participant would pay for the award) and comparable company analyses.

The total expense of $0.7 million for the restricted shares was recognized during the six months ended June 30, 2026, with a corresponding credit to equity ($0.4 million during the six months ended June 30, 2025).

Restricted Share Units (“RSUs”)

During the six months ended June 30, 2026, 569,616 RSUs were granted, at a weighted average grant date fair value of $3.95. No RSUs were granted during the six months ended June 30, 2025.

RSUs granted by the Company are subject to a service condition, generally vesting over 36 to 48 months, and require the holder’s continuous service to the Company through each vesting date. RSUs also include a non-market performance condition tied to the occurrence of a liquidity event, and vesting requires satisfaction of both the service and performance conditions. Unvested RSUs vest automatically upon a change of control of Windward Bio.

The RSUs allow for a net settlement under which the Company may withhold shares in order to settle the RSU holder’s tax obligations.

The fair value of the share awards granted was determined using the estimated market value of the common shares on the date of the award. The key inputs considered in the determination of fair value include grant date, restrictions on rights to dividends prior to vesting, restrictions on transfer of shares after vesting (to the extent the restrictions would impact the price a knowledgeable and willing market participant would pay for the award) and comparable company analyses.

The total expense of $0.4 million for the RSUs was recognized during the six months ended June 30, 2026, with a corresponding credit to equity (no expense was recognized during the six months ended June 30, 2025).

Share Options (“SOs”)

The assessed fair value at grant date of share options granted is determined using an adjusted form of the Black-Scholes model that takes into account the exercise price and expected price volatility of the underlying share. The expected volatility reflects the assumption that historical volatility over a period similar to the life of the share option is indicative of future trends, which may not necessarily be the actual outcome. The following tables list the inputs to the model used for the EIP for the six months ended June 30, 2026. The weighted-average assumptions used in estimating the fair value of share options with services conditions granted in the six months ended June 30, 2026 were as follows:

FOR THE SIX MONTHS ENDED JUNE 30, 2026
Fair value per share	3.95
Exercise price	CHF 0.01
Volatility	47.3%
Duration (years)	6
Risk free rate	3.9%
Dividend yield	—

A summary of share options activity is presented below.

	NUMBER OF OPTIONS	WEIGHTED-AVERAGE EXERCISE PRICE (USD)
Outstanding at January 1, 2026	127,400	0.01
Granted during the period	1,817,116	0.01
Exercised during the period	—	0.01
Forfeited during the period	—	0.01
Expired during the period	—	0.01

Outstanding at June 30, 2026	1,944,516	0.01

Vested at June 30, 2026	154,670	0.01

Exercisable at June 30, 2026	154,670	0.01

Share options outstanding as of June 30, 2026 have the following expiry dates and exercise prices:

GRANT DATE	EXPIRY DATE	EXERCISE PRICE (USD)	SHARE OPTIONS AT JUNE 30, 2026
December 31, 2025	December 31, 2035	0.01	127,400
January 1, 2026	January 1, 2036	0.01	60,000
February 1, 2026	February 1, 2036	0.01	70,000
May 1, 2026	May 1, 2036	0.01	1,592,116
June 1, 2026	June 1, 2036	0.01	95,000

Total			1,944,516
Weighted average fair value of options granted during the six months ended June 30, 2026 (USD)			3.95
Weighted average remaining contractual life of options outstanding at the end of the period (in years)			9.80

The share options allow for a net settlement under which the Company may withhold shares in order to settle the option holder’s tax obligations.

The total expense of $2.0 million for these share options was recognized during the six months ended June 30, 2026, with a corresponding credit to equity.

The Company recognizes share-based compensation expense in the statement of profit or loss of $8.8 million for the six months ended June 30, 2026. During the six months ended June 30, 2026, $2.8 million was recognized in research and development and $6.0 million was recognized in general and administrative. The expense is determined by Windward Bio based on the number of awards that are expected to vest.

Acquisition of Licenses

During the six months ended June 30, 2026, 2,392,345 Series A Junior Preferred Shares were granted as partial consideration for the WIN027 License. The fair value of these shares is determined by considering the underlying fair value of the license received, as the value of the WIN027 License was negotiated by unrelated parties in an arm’s length transaction. No dividends have been declared on these shares during the six months ended June 30, 2026.

For additional information on these agreements, refer to Note 5.

9. Leases

The Group recognizes a right-of-use asset for its primary office space in Switzerland and for equipment. The following table shows the movement in net book values of right-of-use assets for the six months ended June 30, 2026.

IN THOUSANDS OF USD	OFFICE	EQUIPMENT	TOTAL
Balance as of December 31, 2025	254	637	891
Additions	155	270	425
Depreciation	(93)	(148)	(241)

Balance as of June 30, 2026	316	759	1,075

Additions in the six months ended June 30, 2026 are mainly related to the office space expansion and equipment.

The weighted average incremental borrowing rates as of June 30, 2026 for the office space and equipment leases are 1.7% (December 31, 2025, 1.5%).

For the six months ended June 30, 2026 and 2025, the impact on the Company’s consolidated statement of profit or loss and consolidated statement of cash flows is detailed in the table below:

IN THOUSANDS OF USD	FOR THE SIX MONTHS ENDED JUNE 30, 2026	FOR THE SIX MONTHS ENDED JUNE 30, 2025
Statement of profit or loss
Depreciation of right-of-use assets	241	55
Interest expense on lease liabilities	4	2
Expense for short-term leases and leases of low value	11	1

Total	256	58

Statement of cash flows	(261)	(253)

Total cash outflow for leases	(261)	(253)

Additionally, the Company had non-cash activity during 2026 related to certain of its leases where right-of-use assets were obtained in exchange for lease liabilities of $0.4 million (2025: $0.4 million).

The following table presents the contractual undiscounted cash flows for lease liabilities as of June 30, 2026 and as of December 31, 2025:

	AS OF
IN THOUSANDS OF USD	JUNE 30, 2026	DECEMBER 31, 2025
Less than one year	253	124
1-3 years	230	187
3-5 years	—	—

Total	483	311

The Group also has a security deposit held by the lessor totaling $0.1 million for the lease of the Company’s primary office space as of June 30, 2026 (as of December 31, 2025: $0.1 million), recognized as non-current financial assets in the statement of financial position.

10. Prepaid expenses

The following table provides details on the types of balances recognized in Prepaid expenses.

	AS OF
IN THOUSANDS OF USD	JUNE 30, 2026	DECEMBER 31, 2025
Prepaid research and development expenses	814	1,823
Prepaid general and administrative expenses	643	338

Total prepaid expenses	1,457	2,161

11. Accrued expenses

The following table provides details on the types of balances recognized in Accrued expenses.

	AS OF
IN THOUSANDS OF USD	JUNE 30, 2026	DECEMBER 31, 2025
Related to research and development activities	3,198	2,962
Related to general and administrative activities	858	631
Related to payroll	2,554	3,063
Related to corporate-type taxes	1,485	356

Total accrued expenses	8,095	7,009

12. Net pension liabilities

Defined Benefit Plan—Switzerland

The Company operates a defined benefit plan in Switzerland. The plan is a pension plan, which provides benefits to members in the form of a guaranteed minimum level of pension payable for life. The level of benefits provided depends on members’ length of service and their salary throughout the period.

No curtailment or settlement occurred during the six months ended June 30, 2026.

The most recent actuarial valuations of plan assets and the present value of the defined benefit obligation were carried out as of June 30, 2026, by an independent third party. The present value of the defined benefit obligation, and the related current service cost and past service cost, were measured using the Projected Unit Credit method.

The amounts recognized through profit or loss as employee benefits expense either within research and development expense or general and administrative expense, depending on their function with respect to the defined benefit plans are as follows:

IN THOUSANDS OF USD	FOR THE SIX MONTHS ENDED JUNE 30, 2026	FOR THE SIX MONTHS ENDED JUNE 30, 2025
Current service cost	226	157
Administration cost	6	1
Net interest cost / (credit)	1	—

Expense recognized in profit or loss	233	158

The amounts recognized in OCI with respect to the defined benefit plan are as follows:

IN THOUSANDS OF USD	FOR THE SIX MONTHS ENDED JUNE 30, 2026	FOR THE SIX MONTHS ENDED JUNE 30, 2025
Actuarial (gain) / loss arising from financial assumptions	—	—
Actuarial (gain) / loss arising from demographic assumptions	—	—
Actuarial (gain) / loss arising from plan experience	276	425
Return on plan assets excluding interest income	(272)	40

Amount recognized in OCI	4	465

The amounts included in the consolidated statements of financial position arising from the Company’s obligation in respect to its defined benefit plan are as follows:

	AS OF
IN THOUSANDS OF USD	JUNE 30, 2026	DECEMBER 31, 2025
Present value of defined benefit obligation	(17,220)	(14,043)
Fair value of plan assets	15,955	12,816

Net liability arising from defined benefit obligation	(1,265)	(1,227)

Movements in the present value of the defined benefit obligation in each reporting period were as follows:

	AS OF
IN THOUSANDS OF USD	JUNE 30, 2026	DECEMBER 31, 2025
Defined benefit obligation as of period start	14,043	—
Current service cost	227	291
Interest cost	90	—
Contributions paid by employees	173	194
Benefits (paid)/deposited	2,775	11,592
(Gain) / loss on financial assumptions	—	—
(Gain) / loss on demographic assumptions	—	—
(Gain) / loss on experience	276	1,389
Foreign currency exchange (gains)/losses	(364)	577

Defined benefit obligation as of period end	17,220	14,043

Movements in the fair value of the plan assets each reporting period were as follows:

	AS OF
IN THOUSANDS OF USD	JUNE 30, 2026	DECEMBER 31, 2025
Fair value of plan assets as of period start	12,816	—
Return on plan assets excluding interest income	272	265
Interest income	84	—
Contributions paid by employer	173	194
Contributions paid by employees	173	194
Net benefits (paid)/deposited	2,775	11,592
Administration expense	(1)	(1)
Foreign currency exchange (gains)/losses	(337)	571

Ending fair value of plan assets as of period end	15,955	12,816

The allocation of assets in different asset classes is as follows:

	AS OF
	JUNE 30, 2026	DECEMBER 31, 2025
Bonds	50.5%	60.3%
Property	10.0%	10.2%
Equity	36.1%	25.5%
Cash	0.7%	0.8%
Other	2.7%	3.2%

Total	100.00%	100.00%

Principal assumptions used for the purposes of the actuarial valuations were as follows:

	AS OF
	JUNE 30, 2026	DECEMBER 31, 2025
Discount rate	1.3%	1.3%
Interest credit rate	1.5%	1.5%
Expected rate of salary increase	2.0%	2.0%
Mortality base rate table	BVG2020 CMI 2018 (1.25%)	BVG2020 CMI 2018 (1.25%)

The following sensitivity analyses, based on the principal assumptions, have been performed based on reasonably possible changes to the assumptions occurring at the end of the reporting period.

If the discount rate would increase (decrease) by 25 basis points as of June 30, 2026, the defined benefit obligation would decrease by $0.6 million (increase by $0.7 million) (as of December 31, 2025: decrease by $0.5 million (increase by $0.6 million)) if all other assumptions were held constant.

If the expected salary growth would increase (decrease) by 25 basis points as of June 30, 2026, the defined benefit obligation would remain the same (as of December 31, 2025: remain the same) if all other assumptions were held constant.

If the expected interest credit rate would increase (decrease) by 25 basis points as of June 30, 2026, the defined benefit obligation would increase by $0.3 million (decrease by $0.3 million) (as of December 31, 2025: increase by $0.3 million (decrease by $0.3 million)) if all other assumptions were held constant.

If the life expectancy would increase by one year as of June 30, 2026, the defined benefit obligation would increase by $0.3 million (decrease by $0.3 million) (as of December 31, 2025: increase by $0.2 million (decrease by $0.2 million)) if all other assumptions were held constant.

No sensitivity analysis was performed on the other key assumption as a similar change to those assumptions would not have a significant impact on these financial statements.

The average duration of the defined benefit obligation at the end of the reporting period was 15.3 years (2025: 16.0 years). The expected benefits payments of the defined pension obligation is as follows:

IN THOUSANDS OF USD	AS OF JUNE 30, 2026
Year 1	713
Year 2	694
Year 3	1,060
Year 4	1,122
Year 5	610
Years 6-10	4,482

Total	8,681

The Group expects to make further contributions of $0.2 million to the defined benefit plan during 2026.

401(k)—United States of America

The Group maintains a 401(k) retirement savings plan for its U.S. employees. The associated expenses were immaterial in the six months ended June 30, 2026 and 2025.

13. Financial income and financial expense

Financial income

IN THOUSANDS OF USD	FOR THE SIX MONTHS ENDED JUNE 30, 2026	FOR THE SIX MONTHS ENDED JUNE 30, 2025
Interest income	83	57
Fair value gain (realized/unrealized) on financial assets at FVTPL	2,081	616

Total financial income	2,164	673

Financial expense

IN THOUSANDS OF USD	FOR THE SIX MONTHS ENDED JUNE 30, 2026	FOR THE SIX MONTHS ENDED JUNE 30, 2025
Interest on lease liabilities	4	2
Other interest expense	3	—

Total financial expense	7	2

14. Income taxes

Income tax expense is recognized based on management’s estimate of the weighted average effective annual income tax rate expected for the full financial year. The estimated average annual effective tax rate used for the six months ended June 30, 2026 is 0%, compared to 0% for the six months ended June 30, 2025 due to net losses incurred by Windward Bio.

15. Segment reporting

During the first six months of 2026, there has been no change in the Group’s reportable segments. The Group has one reportable segment focused on the discovery, development, and manufacture of drug products for the treatment of immunological conditions. The Group’s Chief Operating Decision Maker is the Chief Executive Officer (“CEO”) and the CEO uses net loss and significant segment expenses to monitor budget versus actual results and make decisions

Substantially all of the Company’s assets are used to support the research, manufacture, and development of drug products for the treatment of immunological conditions; clinical and research data are key drivers in deciding how to allocate resources. All non-current assets are located in Switzerland.

16. Related party transactions

The following table outlines the components of compensation for executive management and board of directors.

IN THOUSANDS OF USD	FOR THE SIX MONTHS ENDED JUNE 30, 2026	FOR THE SIX MONTHS ENDED JUNE 30, 2025
Fees, salaries and other short-term employment benefits	1,978	1,852
Post-employment benefits	169	140
Share-based compensation	6,467	4,544

Total compensation for executive management and BOD	8,614	6,536

Other transactions with related parties

On January 10, 2025, the Company launched a $200.0 million Series A financing round paid in two tranches. OrbiMed, Novo Holdings and Blue Owl Healthcare Opportunities led the financing, with co-investment from SR One, Omega Funds, RTW Investments, Qiming Venture Partners, Quan Capital, and Pivotal bioVenture Partners.

The Company received a loan of $0.1 million from the founding shareholder (“Founder”) on July 9, 2024. The terms of the loan indicate that the loan is only repayable to the Founder upon completion of Windward Bio’s Series A financing rounds (i.e., the loan is not repayable on demand by the Founder). This loan was repaid in full to the Founder during the first six months of 2025, after the Company’s successful completion of the Series A financing.

As described in Note 1, the Company closed its Series A financing in two tranches during 2025. In the first tranche, closed during the first half of 2025, the Company received $75.0 million in proceeds through the issuance of 11,961,724 Series A Preferred Shares at $6.27 per share and 1,212,120 common shares at $0.01 per share, with proceeds paid in cash at closing. In the second tranche, closed during the second half of 2025, the Company received $125.0 million in proceeds through the issuance of 19,936,203 Series A Preferred Shares at $6.27 per share, with proceeds paid in cash at closing.

Subsequent to the completion of both tranches of the Series A financing round, the Company commenced a Series B financing round on April 17, 2026. Certain of the same investors that participated in the Series A financing round are investors in the Series B financing round. The first tranche of the Series B financing round closed on May 12, 2026 with Windward Bio receiving $110.0 million in cash, in exchange for issuing 15,948,971 Series B Preferred Shares at $6.897 per share to the investors as well as warrants for common shares to certain investors.

As noted, as part of the closing of the first tranche of the Series B financing, the Company issued 397,495 warrants to certain investors who participated in both the Series A and Series B financing rounds. Such warrants allow these investors to acquire additional common shares of the Company for a period of time. These warrants are accounted for as derivative financial liabilities and recognized at fair value, with changes in fair value recognized in the statement of profit or loss. As of June 30, 2026, the warrants had a fair value of $1.6 million.

As described in Note 1, on March 4, 2026, the Company entered into the definitive contribution agreement with the founding shareholders of Windward Bio 27 AG, who are all members of the executive management of the Company. Under this agreement, the founding shareholders of Windward Bio 27 AG contributed their shares in LE2025 to Windward Bio, in exchange for 3,399,466 common shares of the Company.

As of June 30, 2026, there were no significant transactions or other balances outstanding with related parties.

17. Loss per share

The following table summarizes the basic and diluted earnings (loss) per share for each period:

IN THOUSANDS OF USD EXCEPT FOR SHARE AND PER SHARE DATA	FOR THE SIX MONTHS ENDED JUNE 30, 2026	FOR THE SIX MONTHS ENDED JUNE 30, 2025
Loss per Share (EPS)
Net loss	(42,636)	(22,750)
Weighted-average number of shares outstanding used to compute EPS basic and diluted	8,076,752	5,645,553

Basic and diluted loss per share for the period	(5.28)	(4.03)

For the six months ended June 30, 2026 and 2025, basic loss per share was calculated using the weighted average number of common shares issued and outstanding. Non-vested shares granted in connection with our share-based compensation plans are excluded (refer to Note 8 for additional details). These shares will be included in the weighted average number of common shares as these instruments vest. As of June 30, 2026, Windward Bio had 6,797,703 granted but not vested common shares (as of December 31, 2025: 4,457,487 granted but not vested common shares).

Contingently issuable shares per the terms of anti-dilution protection granted on the Preferred Shares were not evaluated for their dilutive effect, as the conditions for their issuance were not met as of June 30, 2026 and 2025. As such, these were not included in the calculation of any diluted loss per share.

As the Company has not generated any profits during the six months ended June 30, 2026 and 2025, the effects of any non-vested instruments or potential ordinary shares, including warrants, are anti-dilutive.

18. Commitments and contingent liabilities

As of June 30, 2026 and as of December 31, 2025, the Group had no open litigation or any other contingent liabilities except for contingent payment obligations that may be incurred upon the achievement of development or sales-related milestones or royalty payments related to the WIN378 License and the WIN027 License as described above in Note 5. In addition, the Group enters into contracts in the normal course of business with CROs, CDMOs and other third parties, which may require Windward Bio to make payments in the future. As the estimated amount and timing of the contingent payments are uncertain, the Group has not recognized any liabilities in the consolidated interim statement of financial position as of June 30, 2026 and as of December 31, 2025.

19. Subsequent events

Management has evaluated subsequent events after the date of the statement of financial position, through the issuance of these Interim Financial Statements, for appropriate accounting and disclosures.

In July 2026, the Company paid the second $5.0 million development milestone to the WIN378 Licensors pursuant to the WIN378 License.

The Group has determined that there were no other such events that warrant disclosure or recognition in these Interim Financial Statements.

Through and including     , 2026 (25 days after the commencement of the offering), all dealers that buy, sell or trade our common shares, whether or not participating in the offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Common shares

PRELIMINARY PROSPECTUS

Jefferies

TD Cowen

Piper Sandler

UBS Investment Bank

    , 2026

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.	Indemnification of Directors and Officers.

Under Swiss law, subject to certain limitations, a corporation may indemnify and hold harmless directors and other persons entrusted with its management out of the assets of the corporation from and against actions, costs, charges, losses, damages and expenses which they or any of them may incur or sustain by or by reason of any act done, concurred in or omitted, in connection with the execution of their statutory duties, provided that such indemnity (if any) shall not extend to any matter in which any of said persons is found to have committed an intentional or grossly negligent breach of his or her duties. The registrant’s articles of association contain provisions governing the indemnification of the members of its board of directors and of its executive committee and the advancing of related defense costs to the extent not included in insurance coverage or paid by third parties and to the extent permitted by Swiss law.

In addition, under general principles of Swiss employment law, an employer may be required to indemnify an employee against losses and expenses incurred by such employee in the proper execution of his or her duties under the employment agreement with the registrant.

Prior to or in connection with this offering, the registrant has entered, or intends to enter, as the case may be, into indemnification agreements with each of its directors and executive officers. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant, the registrant has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 7.	Recent Sales of Unregistered Securities.

The following sets forth information regarding all unregistered securities sold by the registrant since its inception:

∎

In July 2024, in connection with the incorporation of the registrant, the registrant issued 10,000,000 common shares with a nominal value of CHF 0.01 each at an issue price of CHF 0.01 per share, for an aggregate issue price of CHF 100,000.00.

∎

In January 2025, the registrant entered into a Series A investment agreement, pursuant to which it issued and sold to certain investors in two tranches in January 2025 and July 2025 an aggregate of 31,897,927 Series A preferred shares with a nominal value of CHF 0.01 each at an issue price of $6.27 per share and an aggregate of 1,212,120 common shares with a nominal value of CHF 0.01 each at an issue price of CHF 0.01 per share, for an aggregate issue price of $200.0 million.

∎

In January 2025, in connection with a license and collaboration agreement among Windward Bio AG and two licensors, and a consulting agreement among Windward Bio AG and a consultant, the registrant issued 1,594,897 Series A junior preferred shares with a nominal value of CHF 0.01 each at an issue price of CHF 0.01 per share, for an aggregate issue price of CHF 15,948.97.

∎

In May 2025, in connection with a license and collaboration agreement among Windward Bio AG and two licensors, the registrant issued 1,594,897 Series A junior preferred shares with a nominal value of CHF 0.01 each at an issue price of CHF 0.01 per share, for an aggregate issue price of CHF 15,948.97.

∎

In August 2025, the registrant issued to certain of its employees 930,800 restricted common shares with a nominal value of CHF 0.01 each at an issue price of CHF 0.01 per share, for an aggregate issue price of CHF 9,308.00. These common shares are subject to restricted share repurchase agreements.

∎

In March 2026, in connection with a contribution agreement among the registrant and the founding shareholders of Windward Bio 27 AG and a license and collaboration agreement among the registrant, Windward Bio 27 AG and a licensor, the registrant issued to the shareholders of Windward Bio 27 AG 3,399,466 common shares with a nominal value of CHF 0.01 each at an issue price of CHF 0.01 per share, for an aggregate issue price of CHF 33,994.66 in exchange for the contribution of 10,000,000 common shares in Windward Bio 27 AG, and to Windward Bio 27 AG 2,392,345 shares of Series A junior preferred shares with a nominal value of CHF 0.01 each at an issue price of CHF 0.01 per share, for an aggregate issue price of CHF 23,923.45.

∎

In April 2026, the registrant entered into a Series B investment agreement, pursuant to which it issued and sold to certain existing and new investors an aggregate of 15,948,971 Series B preferred shares with a nominal value of CHF 0.01 each at a purchase price of $6.897 per share in a first tranche in May 2026 for an aggregate issue price of $110.0 million.

From inception through the date of this registration statement, the registrant issued to certain employees, consultants and members of its board of directors (i)    common shares with a nominal value of CHF 0.01 each at nominal value, (ii)    options to purchase common shares with a nominal value of CHF 0.01 each at a weighted average exercise price of $    per share and (iii)    restricted share units, each relating to one common share with a nominal value of CHF 0.01 each. These common shares, options and restricted share units are subject to certain restrictions.

The offers, sales and issuances of the securities described in the preceding paragraph were exempt from registration either (i) under Section 4(a)(2) of the Securities Act in that the transactions were between an issuer and members of its senior executive management and did not involve any public offering within the meaning of Section 4(a)(2), (ii) in reliance on Rule 144A promulgated under the Securities Act in that offers, sales and issuances were made only to “qualified institutional buyers” (as such term is defined in Rule 144A(a)(1)), (iii) under Rule 701 promulgated under the Securities Act in that the transactions were under compensatory benefit plans and contracts relating to compensation or (iv) under Regulation S promulgated under the Securities Act in that offers, sales and issuances were not made to persons in the United States and no directed selling efforts were made in the United States.

Item 8.	Exhibits and Financial Statement Schedules

(a) Exhibits

EXHIBITS NUMBER	DESCRIPTION OF EXHIBIT

1.1*	Form of Underwriting Agreement.

3.1**	Articles of Association of the Registrant, as currently in effect.

3.2*	Form of Amended and Restated Articles of Association of the Registrant, to be in effect immediately prior to the closing of this offering.

4.1**	Form of Warrant.

5.1*	Opinion of Niederer Kraft Frey AG, Swiss counsel of the registrant, as to the validity of the common shares.

10.1†**	License and Collaboration Agreement, by and among the Registrant, Sichuan Kelun-Biotech Biopharmaceutical Co. Ltd. and Harbour BioMed (Shanghai) Co., Ltd., dated December 31, 2024.

10.2†**	License and Collaboration Agreement, by and among the Registrant, Windward Bio 27 AG (formerly LE2025 Therapeutics AG), and Qyuns Therapeutics Co., Ltd., dated December 19, 2025.

10.3**	Form of Indemnification Agreement between the Registrant and each of its executive officers and directors.

10.4#**	Windward Bio Group AG Amended and Restated 2025 Equity Incentive Plan.

10.5*#	Windward Bio Group AG 2026 Equity Incentive Plan.

10.6*#	Windward Bio Group AG 2026 Employee Share Purchase Plan.

21.1**	List of Subsidiaries of the Registrant.

23.1*	Consent of Ernst & Young AG, the Registrant’s independent registered public accounting firm.

23.2*	Consent of Niederer Kraft Frey AG (included in Exhibit 5.1).

24.1*	Power of Attorney (included on signature page to this registration statement).

107*	Filing fee table.

†	As permitted by Regulation S-K, Item 601(b)(10)(iv) of the Securities Act of 1934, as amended, certain confidential portions of this exhibit have been redacted from the publicly filed document. The Registrant agrees to furnish a supplemental copy of any omitted schedule or similar attachment to the Securities and Exchange Commission upon its request.

*	To be submitted by amendment.
**	Previously submitted.
#	Indicates a management contract or any compensatory plan, contract or arrangement.

(b) Financial Statement Schedules

None. All schedules have been omitted because the information required to be set forth therein is not applicable or has been included in the audited consolidated financial statements and notes thereto.

Item 9.	Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6 hereof, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(i) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(ii) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in    ,      on this    day of      2026.

Windward Bio Group AG

By:
Name: Luca Santarelli
Title: Chief Executive Officer

POWER OF ATTORNEY

We, the undersigned directors, officers and/or authorized representative in the United States of Windward Bio Group AG, hereby severally constitute and appoint Luca Santarelli, Claudia D’Augusta and Scott Applebaum, and each of them singly, our true and lawful attorneys-in-fact and agents, with full power to any of them, and to each of them singly, to sign for us and in our names in the capacities indicated below the registration statement on Form F-1 filed herewith, and any and all pre-effective and post-effective amendments to said registration statement, under the Securities Act of 1933, as amended, in connection with the registration under the Securities Act of 1933, as amended, of equity securities of Windward Bio Group AG, and to file or cause to be filed the same, with all exhibits thereto and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as each of them might or could do in person, and hereby ratifying and confirming all that said attorneys-in fact and agents, and each of them, or their substitute or substitutes, shall do or cause to be done by virtue of this Power of Attorney. Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following person in the capacities and on the date indicated.

SIGNATURE	TITLE	DATE

Luca Santarelli	Chief Executive Officer and Chair of the Board of Directors (Principal Executive Officer)	, 2026

Claudia D’Augusta	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	, 2026

David P. Bonita	Director	, 2026

Timothy Anderson	Director	, 2026

Naveed I. Siddiqi	Director	, 2026

Iqbal Mufti	Director	, 2026

Otello Stampacchia	Director	, 2026

Sandip Kapadia	Director	, 2026

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE OF REGISTRANT

Pursuant to the requirements of the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of the registrant has signed this registration statement, on     , 2026.

Windward Bio, Inc.

By:
Name: Scott Applebaum
Title: Authorized Signatory